     AS FILED WITH SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 31, 2012.
                                                           FILE NOS. 333-
                                                                       811-07727
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM N-4
                             REGISTRATION STATEMENT
                                      UNDER

                          THE SECURITIES ACT OF 1933                         [X]


                            Pre-Effective Amendment No.                          [ ]

                            Post-Effective Amendment No.                         [ ]


                                     and/or

                             REGISTRATION STATEMENT
                                      UNDER

                      THE INVESTMENT COMPANY ACT OF 1940                     [X]


                                   Amendment No.                                 [ ]


                        (Check Appropriate Box or Boxes)

                                  ------------

                          VARIABLE ANNUITY ACCOUNT FIVE
                           (Exact Name of Registrant)


                     AMERICAN GENERAL LIFE INSURANCE COMPANY

                               (Name of Depositor)


                              2727-A ALLEN PARKWAY,
                              HOUSTON, TEXAS 77019

              (Address of Depositor's Principal Offices) (Zip Code)


        Depositor's Telephone Number, including Area Code: (800) 871-2000


                         AMERICAN HOME ASSURANCE COMPANY
                               (Name of Guarantor)

                                175 WATER STREET
                               NEW YORK, NY 10038
              (Address of Guarantor's Principal Offices) (Zip Code)

        Guarantor's Telephone Number, including Area Code: (212) 770-7000



                               MANDA GHAFERI, ESQ.


                             AIG LIFE AND RETIREMENT


                            1999 AVENUE OF THE STARS

                       LOS ANGELES, CALIFORNIA 90067-6121
 (Name and Address of Agent for Service for Depositor, Registrant and Guarantor)


Approximate Date of Proposed Public Offering: As soon after the effective date of this registration statement as is practicable.


Title of Securities Being Registered: (i) Units of interest in Variable Annuity Account Five of American General Life Insurance Company under variable annuity contracts and (ii) guarantee related to insurance obligations under the variable annuity contracts.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          VARIABLE ANNUITY ACCOUNT FIVE

                              CROSS REFERENCE SHEET

                              PART A -- PROSPECTUS

ITEM NUMBER
IN FORM N-4                                                    CAPTION
-----------                                                    -------
1.   Cover Page..............................   Cover Page
2.   Definitions.............................   Glossary
3.   Synopsis................................   Highlights; Fee Tables; Portfolio
                                                Expenses; Examples
4.   Condensed Financial Information.........   Appendix - Condensed Financial
                                                Information
5.   General Description of Registrant,
     Depositor and Portfolio Companies.......   The Seasons Select II Variable
                                                Annuity; Other Information
6.   Deductions..............................   Expenses
7.   General Description of Variable Annuity
     Contracts...............................   The Seasons Select II Variable
                                                Annuity; Purchasing a Seasons Select
                                                II Variable Annuity; Investment
                                                Options
8.   Annuity Period..........................   Annuity Income Options
9.   Death Benefit...........................   Death Benefits
10.  Purchases and Contract Value............   Purchasing a Variable Annuity
                                                Contract
11.  Redemptions.............................   Access To Your Money
12.  Taxes...................................   Taxes
13.  Legal Proceedings.......................   Legal Proceedings
14.  Table of Contents of Statement of
     Additional Information..................   Table of Contents of  Statement of
                                                Additional Information

                  PART B -- STATEMENT OF ADDITIONAL INFORMATION

Certain information required in Part B of the Registration Statement has been included within the Prospectus forming part of this Registration Statement; the following cross-references suffixed with a "P" are made by reference to the captions in the Prospectus.

ITEM NUMBER
IN FORM N-4                                                    CAPTION
-----------                                                    -------
15.  Cover Page..............................   Cover Page
16.  Table of Contents.......................   Table of Contents
17.  General Information and History.........   The Seasons Select II Variable
                                                Annuity (P);
                                                Separate Account; General Account
                                                (P);
                                                Investment Options (P);
                                                Other Information (P)
18.  Services................................   Other Information (P)
19.  Purchase of Securities Being Offered....   Purchasing a Seasons Select II
                                                Variable Annuity (P)
20.  Underwriters............................   Distribution of Contracts
21.  Calculation of Performance Data.........   Performance Data
22.  Annuity Payments........................   Annuity Income Options (P);
                                                Income Payments; Annuity Unit Values
23.  Financial Statements....................   Depositor: Other Information (P);
                                                Financial Statements; Registrant:
                                                Financial Statements


                                     PART C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

                            (Seasons Select II LOGO)
                                   PROSPECTUS
                                 JANUARY 2, 2013

               FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT
                               issued by Depositor

                     AMERICAN GENERAL LIFE INSURANCE COMPANY

                               in connection with
                          VARIABLE ANNUITY ACCOUNT FIVE


This variable annuity has several investment choices -- Variable Portfolios (which are subaccounts of the separate account) and available Fixed Account options. Each Variable Portfolio invests exclusively in shares of one of the Underlying Funds listed below. The Premier Portfolios identified below are part of one of the following Trusts: SunAmerica Series Trust, Fidelity(R) Variable Insurance Products, and T. Rowe Price Equity Series, Inc. The Select Portfolios, Focused Portfolios, Managed Allocation Portfolios and Seasons Strategies identified below are part of the Seasons Series Trust.

This contract is no longer available for purchase by new contract owners.

PREMIER PORTFOLIOS
                                       MANAGED BY:
AMERICAN FUNDS GLOBAL GROWTH SAST      Capital Research and Management Company(1)

AMERICAN FUNDS GROWTH SAST             Capital Research and Management Company(1)

AMERICAN FUNDS GROWTH-INCOME SAST      Capital Research and Management Company(1)

FIDELITY VIP CONTRAFUND(R)             Fidelity Management and Research Company

FIDELITY VIP EQUITY-INCOME             Fidelity Management and Research Company

FIDELITY VIP INVESTMENT GRADE BOND     Fidelity Management and Research Company

FIDELITY VIP MID CAP                   Fidelity Management and Research Company

FIDELITY VIP OVERSEAS                  Fidelity Management and Research Company

T. ROWE PRICE BLUE CHIP GROWTH II      T. Rowe Price Associates, Inc. ("T. Rowe
                                       Price")

T. ROWE PRICE EQUITY INCOME II         T. Rowe Price


SELECT PORTFOLIOS
                                       MULTI-MANAGED BY:

LARGE CAP GROWTH                       Goldman Sachs Asset Management, L.P., Janus
                                       Capital Management, LLC ("Janus"), SunAmerica
                                       Asset Management Corp. ("SAAMCo")

LARGE CAP VALUE                        T. Rowe Price, Wellington Management Company,
                                       LLP ("Wellington"), SAAMCo

MID CAP GROWTH                         T. Rowe Price, Wellington, SAAMCo

MID CAP VALUE                          Goldman Sachs Asset Management, L.P., Lord,
                                       Abbett & Co., LLC ("Lord Abbett"), SAAMCo

SMALL CAP                              ClearBridge Advisors, LLC, SAAMCo

INTERNATIONAL EQUITY                   Janus, Lord Abbett, PineBridge Investments
                                       LLC ("PineBridge")

DIVERSIFIED FIXED INCOME               SAAMCo, Wellington, PineBridge

REAL RETURN                            Wellington

CASH MANAGEMENT                        BofA Advisors, LLC


FOCUSED PORTFOLIOS
                                       MULTI-MANAGED BY:

FOCUS GROWTH                           SAAMCo, Janus, Marsico Capital Management,
                                       LLC

FOCUS VALUE                            J.P. Morgan Investment Management, Inc.,
                                       Northern Trust Investments, N.A., Third
                                       Avenue Management LLC



MANAGED ALLOCATION PORTFOLIOS
                                       MANAGED BY:

ALLOCATION GROWTH                      Ibbotson Associates Advisors, LLC

ALLOCATION MODERATE GROWTH

ALLOCATION MODERATE

ALLOCATION BALANCED


SEASONS STRATEGIES(2)
                                       MULTI-MANAGED BY:

                                       SAAMCo, Janus, Lord Abbett, Putnam Investment
                                       Management, LLC ("Putnam"), T. Rowe Price,
                                       PineBridge and Wellington

GROWTH STRATEGY                        (which invests in Stock Portfolio, Asset
                                       Allocation: Diversified Growth Portfolio and
                                       Multi-Managed Growth Portfolio)

MODERATE GROWTH STRATEGY               (which invests in Stock Portfolio, Asset
                                       Allocation: Diversified Growth Portfolio and
                                       Multi-Managed Moderate Growth Portfolio)

BALANCED GROWTH STRATEGY               (which invests in Stock Portfolio, Asset
                                       Allocation: Diversified Growth Portfolio and
                                       Multi-Managed Income/Equity Portfolio)

CONSERVATIVE GROWTH STRATEGY           (which invests in Stock Portfolio, Asset
                                       Allocation: Diversified Growth Portfolio and
                                       Multi-Managed Income Portfolio)


(1) Capital Research and Management Company manages the corresponding Master Fund
    (defined below) in which the Underlying Fund (Feeder Fund) invests.
(2) Seasons Strategies are Variable Portfolios comprised of certain Underlying Funds of the Seasons Series Trust. Each Seasons Strategy is multi-managed by a group of managers identified above.


This variable annuity provides an optional Payment Enhancement feature. If you elect this feature, in exchange for Payment Enhancements credited to your contract, your withdrawal charge schedule will be longer and greater than if you chose not to elect this feature. These withdrawal charges may more than offset the value of any Payment Enhancement.

Please read this prospectus carefully before investing and keep it for future reference. It contains important information about the variable annuity.

To learn more about the annuity offered in this prospectus, you can obtain a copy of the Statement of Additional Information ("SAI") dated January 2, 2013. The SAI has been filed with the United States Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. The Table of Contents of the SAI appears at the end of this prospectus. For a free copy of the SAI, call us at (800) 445-7862 or write to us at our Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299.

In addition, the SEC maintains a website (http://www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC by the Company.

VARIABLE ANNUITIES INVOLVE RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL, AND ARE NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK. THEY ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, NOR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



GLOSSARY..................................................................     3
HIGHLIGHTS................................................................     4
FEE TABLE.................................................................     6
     Maximum Owner Transaction Expenses...................................     6
     Contract Maintenance Fee.............................................     6
     Separate Account Annual Expenses.....................................     6
     Additional Optional Feature Fees.....................................     6
          Optional MarketLock Income Plus Fee.............................     6
          Optional MarketLock For Life Plus Fee...........................     6
          Optional MarketLock For Life Fee................................     6
          Optional MarketLock Fee.........................................     6
          Optional MarketLock For Two Fee.................................     6
          Optional Seasons Income Rewards Fee.............................     6
          Optional Seasons Promise Fee....................................     6
          Optional Income Protector Fee...................................     6
     Underlying Fund Expenses.............................................     6
MAXIMUM AND MINIMUM EXPENSE EXAMPLES......................................     8
THE SEASONS SELECT(II) VARIABLE ANNUITY...................................     9
PURCHASING A SEASONS SELECT(II) VARIABLE ANNUITY..........................     9
     Allocation of Purchase Payments......................................    10
     Seasons Rewards Program..............................................    11
     Accumulation Units...................................................    12
     Free Look............................................................    13
     Exchange Offers......................................................    13
     Important Information for Military Servicemembers....................    13
INVESTMENT OPTIONS........................................................    13
     Variable Portfolios..................................................    13
          Fidelity(R) Variable Insurance Products.........................    14
          Seasons Series Trust............................................    14
          SunAmerica Series Trust.........................................    14
          T. Rowe Price Equity Series, Inc. ..............................    15
     Investment Options...................................................    16
     Premier Portfolios...................................................    17
     Select Portfolios....................................................    17
     Focused Portfolios...................................................    17
     Managed Allocation Portfolios........................................    17
     Seasons Strategies...................................................    17
     Strategic Allocation Program.........................................    20
     Substitution, Addition or Deletion of Variable Portfolios............    21
     Fixed Accounts.......................................................    21
     Dollar Cost Averaging Fixed Accounts.................................    22
     Dollar Cost Averaging Program........................................    22
     Transfers During the Accumulation Phase..............................    23
     Automatic Asset Rebalancing Program..................................    25
     Return Plus Program..................................................    25
     Voting Rights........................................................    26
ACCESS TO YOUR MONEY......................................................    26
     Free Withdrawal Amount...............................................    26
     Systematic Withdrawal Program........................................    27
     Nursing Home Waiver..................................................    28
     Minimum Contract Value...............................................    28
     Qualified Contract Owners............................................    28
OPTIONAL LIVING BENEFITS..................................................    28
     MarketLock Income Plus and MarketLock For Life Plus..................    28
     MarketLock For Life..................................................    37
     Additional Information About MarketLock Income Plus, MarketLock For
       Life Plus and MarketLock For Life..................................    42
     MarketLock and MarketLock For Two....................................    44
     Seasons Income Rewards...............................................    50
     Seasons Promise......................................................    53
     Income Protector.....................................................    54
DEATH BENEFITS............................................................    56
     Beneficiary Continuation Programs....................................    56
     Death Benefit Defined Terms..........................................    57
     Standard Death Benefit...............................................    58
     Optional Combination HV & Roll-Up Death Benefit......................    58
     Optional Purchase Payment Accumulation Death Benefit.................    59
     Optional Maximum Anniversary Value Death Benefit.....................    59
     Optional EstatePlus Benefit..........................................    60
     Spousal Continuation.................................................    61
EXPENSES..................................................................    62
     Separate Account Expenses............................................    62
     Withdrawal Charges...................................................    62
     Underlying Fund Expenses.............................................    63
     Contract Maintenance Fee.............................................    63
     Transfer Fee.........................................................    63
     Optional Living Benefits Fees........................................    63
     Optional Combination HV & Roll-Up Death Benefit Fee..................    63
     Optional Enhanced Death Benefit......................................    63
     Optional EstatePlus Fee..............................................    64
     Premium Tax..........................................................    64
     Income Taxes.........................................................    64
     Reduction or Elimination of Fees, Expenses and Additional Amounts
       Credited...........................................................    64
PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT..................    64
ANNUITY INCOME OPTIONS....................................................    66
     The Income Phase.....................................................    66
     Annuity Income Options...............................................    66
     Fixed or Variable Annuity Income Payments............................    67
     Annuity Income Payments..............................................    67
     Transfers During the Income Phase....................................    67
     Deferment of Payments................................................    68
TAXES.....................................................................    68
     Annuity Contracts in General.........................................    68
     Tax Treatment of Distributions - Non-Qualified Contracts.............    68
     Tax Treatment of Distributions - Qualified Contracts.................    69
     Required Minimum Distributions.......................................    70
     Tax Treatment of Death Benefits......................................    70
     Tax Treatment of Optional Living Benefits............................    71
     Contracts Owned by a Trust or Corporation............................    71
     Gifts, Pledges and/or Assignments of a Contract......................    71
     Diversification and Investor Control.................................    71
OTHER INFORMATION.........................................................    72
     The Distributor......................................................    72
     The Company..........................................................    72
     The Separate Account.................................................    73
     The General Account..................................................    73
     Financial Statements.................................................    73
     Administration.......................................................    74
     Legal Proceedings....................................................    74
     Registration Statements..............................................    75
CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION...........................    75
APPENDIX A - CONDENSED FINANCIAL INFORMATION..............................   A-1
APPENDIX B - DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION................   B-1
APPENDIX C - STATE CONTRACT AVAILABILITY AND/OR VARIABILITY...............   C-1
APPENDIX D - THE GUARANTEE FOR CONTRACTS ISSUED PRIOR TO DECEMBER 29,
  2006....................................................................   D-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    GLOSSARY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

We have capitalized some of the technical terms used in this prospectus. To help you understand these terms, we have defined them in this glossary.

ACCUMULATION PHASE - The period during which you invest money in your contract.

ACCUMULATION UNITS - A measurement we use to calculate the value of the variable portion of your contract during the Accumulation Phase.

ANNUITANT - The person on whose life we base annuity income payments after you begin the Income Phase.

ANNUITY DATE - The date you select on which annuity income payments begin.

ANNUITY UNITS - A measurement we use to calculate the amount of annuity income payments you receive from the variable portion of your contract during the Income Phase.

BENEFICIARY - The person you designate to receive any benefits under the contract if you or in the case of a non-natural Owner, the Annuitant dies. If your contract is jointly owned, you and the joint Owner are each other's primary Beneficiary.

COMPANY - Refers to American General Life Insurance Company ("AGL"), the insurer that issues this contract. The term "we," "us" and "our" are also used to identify the issuing Company.

CONTINUING SPOUSE - Spouse of original contract owner at the time of death who elects to continue the contract after the death of the original contract owner.

FEEDER FUNDS - Each Feeder Fund invests exclusively in shares of a corresponding Master Fund. American Funds Global Growth SAST, American Funds Growth SAST, and American Funds Growth-Income SAST Variable Portfolios.

FIXED ACCOUNT - An account, if available, in which you may invest money and earn a fixed rate of return. Fixed Accounts are obligations of the General Account.

FUND-OF-FUNDS - An Underlying Fund that pursues its investment goal by investing its assets in a combination of other Underlying Funds. Each Managed Allocation Portfolio is structured as a Fund-of-Funds, investing its assets in a combination of Variable Portfolios.

GOOD ORDER - Fully and accurately completed forms, including any necessary supplementary documentation, applicable to any given transaction or request received by us.

INCOME PHASE - The period upon annuitization during which we make annuity income payments to you.

INSURABLE INTEREST - Evidence that the Owner(s), Annuitant(s) or Beneficiary(ies) will suffer a financial loss at the death of the life that triggers the death benefit. Generally, we consider an interest insurable if a familial relationship and/or an economic interest exists. A familial relationship generally includes those persons related by blood or by law. An economic interest exists when the Owner has a lawful and substantial economic interest in having the life, health or bodily safety of the insured life preserved.

LATEST ANNUITY DATE - The first business day of the month following your 95(th) birthday or tenth contract anniversary, whichever is later.

MARKET CLOSE - The close of the New York Stock Exchange, usually at 1:00 p.m. Pacific Time.

MASTER FUNDS - Funds of the American Funds Insurance Series in which the Feeder Funds invest.

NON-QUALIFIED (CONTRACT) - A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account ("IRA").

NYSE - New York Stock Exchange

OWNER - The person or entity (if a non-natural owner) with an interest or title to this contract. The term "you" or "your" are also used to identify the Owner.

PAYMENT ENHANCEMENT(S) - The amount(s) allocated to your contract by us under the Seasons Rewards Program. Payment Enhancements are calculated as a percentage of your Purchase Payments and are considered earnings.

PURCHASE PAYMENTS - The money you give us to buy and invest in the contract.

QUALIFIED (CONTRACT) - A contract purchased with pretax dollars. These contracts are generally purchased under a pension plan, specially sponsored program or IRA.

SEASONS REWARDS PROGRAM - A program that provides a Payment Enhancement in exchange for a surrender charge that declines over 9 years.

SEPARATE ACCOUNT - A segregated asset account maintained by the Company separately from the Company's general account. The Separate Account is divided into Variable Portfolios.

TRUSTS - Collectively refers to the Fidelity(R) Variable Insurance Products Trust, Seasons Series Trust, SunAmerica Series Trust and T. Rowe Price Equity Series, Inc.

UNDERLYING FUNDS - The underlying investment portfolios of the Trusts in which the Variable Portfolios invest.

VARIABLE PORTFOLIO(S) - Refers to the Premier Portfolios, Select Portfolios, Focused Portfolios, Managed Allocation Portfolios and/or Seasons Strategies. The Variable Portfolios, which are subaccounts of the Separate Account, invest in the Underlying Funds of the Seasons Series Trust, SunAmerica Series Trust, Fidelity(R) Variable Insurance Products (which includes the Fidelity(R) Variable Insurance Products Trust I, Fidelity(R) Variable Insurance Products Trust II and Fidelity(R) Variable Insurance Products Trust IV) and T. Rowe Price Equity Series, Inc.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                   HIGHLIGHTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The Seasons Select(II) Variable Annuity is a contract between you and the Company. It is designed to help you invest on a tax-deferred basis and meet long-term financial goals. There are minimum Purchase Payment amounts required to purchase a contract. Purchase Payments may be invested in a variety of Variable Portfolios and Fixed Accounts, if available. Like all deferred annuities, the contract has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you invest money in your contract. The Income Phase begins when you start receiving annuity income payments from your annuity to provide for your retirement.

This variable annuity contract may provide you with Payment Enhancements that are invested in your contract as earnings.

FREE LOOK: You may cancel your contract within 10 days after receiving it (or whatever longer period is required in your state), and not be charged a withdrawal charge. You will receive whatever your contract is worth on the day that we receive your request minus any applicable Payment Enhancement, if you elected Seasons Rewards. The contract value refunded may be more or less than your original Purchase Payments. However, you receive any gain and we bear any loss on any applicable Payment Enhancement. If your contract was issued as an IRA or if required by certain states, we will return the greater of your original Purchase Payment(s) or the contract value minus any applicable Payment Enhancements. We will return your original Purchase Payments if required by law. PLEASE SEE PURCHASING A SEASONS SELECT(II) VARIABLE ANNUITY AND FREE LOOK IN THE PROSPECTUS.

EXPENSES: There are fees and charges associated with the contract. Each year, we deduct a $35 contract maintenance fee from your contract, which is currently waived for contracts of $50,000 or more. We also deduct separate account charges, which equal 1.40% annually of the average daily value of your contract allocated to the Variable Portfolios. There are investment charges on amounts invested in the Variable Portfolios, including 12b-1 fees of up to 0.25% (0.15% if you purchased your contract prior to November 17, 2003). If you elect optional features available under the contract, we may charge additional fees for these features. A separate withdrawal charge schedule applies to each Purchase Payment. Your contract provides for a free withdrawal amount each year. The amount of the withdrawal charge declines over time. After a Purchase Payment has been in the contract for seven complete years or nine complete years if you elected the Seasons Rewards Program, withdrawal charges no longer apply to that Purchase Payment. PLEASE SEE FEE TABLE, PURCHASING A SEASONS SELECT(II) VARIABLE ANNUITY, FREE WITHDRAWAL AMOUNT AND EXPENSES IN THE PROSPECTUS.

ACCESS TO YOUR MONEY: You may withdraw money from your contract during the Accumulation Phase. If you make a withdrawal, earnings are deemed to be withdrawn first. You will pay income taxes on earnings and untaxed contributions when you withdraw them. Annuity income payments received during the Income Phase are considered partly a return of your original investment. A federal tax penalty may apply if you make withdrawals before age 59 1/2. As noted above, a withdrawal charge may apply. PLEASE SEE ACCESS TO YOUR MONEY AND TAXES IN THE PROSPECTUS.

OPTIONAL LIVING BENEFITS: You may have elected one of the optional living benefits that were available under your contract for an additional fee. These living benefits were designed to protect a portion of your investment in the event your contract value declines due to unfavorable investment performance during the Accumulation Phase and before a death benefit is payable. These benefits can provide a guaranteed income stream during the Accumulation Phase that may last as long as you live.

You should consider the impact of Excess Withdrawals on the Living Benefit you elect. Withdrawals in excess of the prescribed amount can have a detrimental impact on the guaranteed benefit. In addition, if an Excess Withdrawal reduces your contract value to zero, your contract will terminate and no further benefits are payable.

DEATH BENEFIT: A standard death benefit is available and in addition, an optional death benefit is available for an additional fee. These benefits are payable to your Beneficiaries in the event of your death during the Accumulation Phase. PLEASE SEE DEATH BENEFITS IN THE PROSPECTUS.

ANNUITY INCOME OPTIONS: When you switch to the Income Phase, you can choose to receive annuity income payments on a variable basis, fixed basis or a combination of both. You may also choose from five different annuity income options, including an option for annuity income that you cannot outlive. PLEASE SEE ANNUITY INCOME OPTIONS IN THE PROSPECTUS.

INQUIRIES: If you have questions about your contract, call your financial representative or contact us at Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299. Telephone Number: (800) 445-7862. PLEASE SEE ALLOCATION OF PURCHASE PAYMENTS IN THE PROSPECTUS FOR THE ADDRESS TO WHICH YOU MUST SEND PURCHASE PAYMENTS.

PLEASE SEE THE STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX BELOW FOR STATE SPECIFIC INFORMATION.

THE COMPANY OFFERS SEVERAL DIFFERENT VARIABLE ANNUITY CONTRACTS TO MEET THE DIVERSE NEEDS OF OUR INVESTORS. OUR CONTRACTS MAY PROVIDE DIFFERENT FEATURES, BENEFITS, PROGRAMS AND INVESTMENT OPTIONS OFFERED AT DIFFERENT FEES AND EXPENSES. WE ALSO OFFER CONTRACTS THAT DO NOT OFFER THE SEASONS REWARDS PROGRAM. ELECTING THE SEASONS REWARDS PROGRAM DOES NOT RESULT IN HIGHER SEPARATE ACCOUNT CHARGES. HOWEVER, A CONTRACT WITHOUT THE SEASONS REWARDS PROGRAM HAS A SHORTER AND LOWER SURRENDER CHARGE SCHEDULE. WHEN WORKING WITH YOUR FINANCIAL REPRESENTATIVE TO DETERMINE THE BEST PRODUCT TO MEET YOUR NEEDS, YOU SHOULD CONSIDER AMONG OTHER THINGS, WHETHER THE FEATURES OF THIS CONTRACT AND THE RELATED FEES PROVIDE THE MOST APPROPRIATE PACKAGE TO HELP YOU MEET YOUR RETIREMENT SAVINGS GOALS.

IF YOU WOULD LIKE INFORMATION REGARDING HOW MONEY IS SHARED AMONG OUR BUSINESS PARTNERS, INCLUDING BROKER-DEALERS THROUGH WHICH YOU MAY PURCHASE A VARIABLE ANNUITY AND FROM CERTAIN INVESTMENT ADVISERS OF THE UNDERLYING FUNDS, PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.

PLEASE READ THE PROSPECTUS CAREFULLY FOR MORE DETAILED INFORMATION REGARDING THESE AND OTHER FEATURES AND BENEFITS OF THE CONTRACT, AS WELL AS THE RISKS OF INVESTING.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    FEE TABLE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE FOLLOWING DESCRIBES THE FEES AND EXPENSES THAT ARE APPLICABLE TO THE CONTRACT AND WHEN YOU TRANSFER CONTRACT VALUE BETWEEN INVESTMENT OPTIONS OR SURRENDER THE CONTRACT. IF APPLICABLE, YOU MAY ALSO BE SUBJECT TO STATE PREMIUM TAXES.(1)

MAXIMUM OWNER TRANSACTION EXPENSES

MAXIMUM WITHDRAWAL CHARGES (AS A PERCENTAGE
OF EACH PURCHASE PAYMENT)(2)................  9%


TRANSFER FEE

$25 per transfer after the first 15 transfers in any contract year.

THE FOLLOWING DESCRIBES THE FEES AND EXPENSES THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING UNDERLYING FUND EXPENSES WHICH ARE OUTLINED IN THE NEXT SECTION.

CONTRACT MAINTENANCE FEE(3)..........   $35 per year


SEPARATE ACCOUNT ANNUAL EXPENSES
(deducted from the average daily ending net asset value allocated to the Variable Portfolios)

Separate Account Fee(4)...................   1.40%
Optional Combination HV & Roll-Up Death
  Benefit Fee.............................   0.65%
Optional Enhanced Death Benefit Fee.......   0.15%
Optional EstatePlus Fee(5)................   0.25%
MAXIMUM SEPARATE ACCOUNT ANNUAL
  EXPENSES(6).............................   2.05%


ADDITIONAL OPTIONAL FEATURE FEES

OPTIONAL MARKETLOCK INCOME PLUS FEE
(calculated as a percentage of the Income Base)(7)

NUMBER OF COVERED PERSONS                               ANNUALIZED FEE
-------------------------                            --------------------
For One Covered Person............................           1.10%
For Two Covered Persons...........................           1.35%


OPTIONAL MARKETLOCK FOR LIFE PLUS FEE

(calculated as a percentage of the Income Base)(7)

NUMBER OF COVERED PERSONS                               ANNUALIZED FEE
-------------------------                            --------------------
For One Covered Person............................           0.95%
For Two Covered Persons...........................           1.25%


OPTIONAL MARKETLOCK FOR LIFE FEE
(calculated as a percentage of the Income Base)(8)

NUMBER OF COVERED PERSONS                               ANNUALIZED FEE
-------------------------                            --------------------
For One Covered Person............................           0.70%
For Two Covered Persons...........................           0.95%




OPTIONAL MARKETLOCK FEE
(calculated as a percentage of the MAV Benefit Base)(9)

                                                       ANNUALIZED FEE
                                                    --------------------
All years in which the feature is in effect.......          0.65%


OPTIONAL MARKETLOCK FOR TWO FEE
(calculated as a percentage of the MAV Benefit Base)(9)

ALL YEARS IN WHICH THE FEATURE IS IN EFFECT             ANNUALIZED FEE
-------------------------------------------          --------------------
Prior to Any Withdrawal...........................           0.40%
After the First Withdrawal........................           0.80%


OPTIONAL SEASONS INCOME REWARDS FEE
(calculated as a percentage of the Withdrawal Benefit Base)(10)

CONTRACT YEAR                                           ANNUALIZED FEE
-------------                                        --------------------
0-7...............................................           0.65%
8-10..............................................           0.45%
11+...............................................            none


OPTIONAL SEASONS PROMISE FEE
(calculated as a percentage of contract value minus Purchase Payments received after the 90th day since the contract issue date)(11)

CONTRACT YEAR                                           ANNUALIZED FEE
-------------                                        --------------------
0-7...............................................           0.50%
8-10..............................................           0.25%
11+...............................................            none


OPTIONAL INCOME PROTECTOR FEE

(calculated as a percentage of your Income Benefit
  Base)(12).......................................           0.10%


UNDERLYING FUND EXPENSES
(AS OF MARCH 31, 2012)

THE FOLLOWING SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES (INCLUDING MASTER FUND AND FUND-OF-FUNDS EXPENSES, IF APPLICABLE) CHARGED BY THE UNDERLYING FUNDS OF THE TRUSTS BEFORE ANY WAIVERS OR REIMBURSEMENTS, THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING THE UNDERLYING FUNDS' EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH OF THE TRUSTS. PLEASE READ THEM CAREFULLY BEFORE INVESTING.


TOTAL ANNUAL UNDERLYING FUND
EXPENSES(13)                        MINIMUM   MAXIMUM
----------------------------        -------   -------
(expenses that are deducted from
Trust assets, including
management fees, 12b-1 fees, if
applicable, and other expenses)..    0.67%     1.43%

FOOTNOTES TO THE FEE TABLE:

 (1) State premium taxes of up to 3.5% of your Purchase Payments may be deducted when you make a Purchase Payment or when you fully surrender your contract or begin the Income Phase. PLEASE SEE PREMIUM TAX AND STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX BELOW.

 (2) Withdrawal Charge Schedule (as a percentage of each Purchase Payment withdrawn) declines over 7 or 9 years depending on whether you elected Seasons Rewards, as follows:

YEARS SINCE RECEIPT:..........................................   1    2    3    4    5    6    7    8    9   10+
Without Seasons Rewards.......................................   7%   6%   6%   5%   4%   3%   2%   0%   0%   0%
With Seasons Rewards..........................................   9%   8%   7%   6%   6%   5%   4%   3%   2%   0%


   Your contract provides for a free withdrawal amount each year. PLEASE SEE FREE WITHDRAWAL AMOUNT BELOW.

 (3) The contract maintenance fee is assessed annually and may be waived if contract value is $50,000 or more. PLEASE SEE STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX BELOW.

 (4) If you do not elect any optional features, your total separate account annual expenses would be 1.40%. If your Beneficiary elects to take the death benefit amount under the Extended Legacy Program, we will deduct an annual Separate Account Charge of 1.15% which is deducted daily from the average daily ending net asset value allocated to the Variable Portfolios. PLEASE SEE EXTENDED LEGACY PROGRAM UNDER DEATH BENEFITS BELOW.

 (5) EstatePlus is an optional earnings enhancement death benefit. EstatePlus can only be elected if the optional Maximum Anniversary Value or Purchase Payment Accumulation death benefit is also elected. This feature is not available on contracts issued in Washington.

 (6) The Combination HV & Roll-Up death benefit is not available on contracts issued in Washington. You cannot elect the Combination HV & Roll-Up death benefit if you elect the Maximum Anniversary Value, Purchase Payment Accumulation and EstatePlus death benefits and/or a living benefit. Therefore, the Maximum Separate Account Annual Expenses of 2.05% reflects election of the Combination HV & Roll-Up death benefit only.

 (7) MarketLock Income Plus and MarketLock For Life Plus are optional guaranteed minimum withdrawal benefits. The annual fee is calculated as a percentage of the Income Base which determines the basis of the guaranteed benefit. The annualized fee is deducted from your contract value at the end of the first quarter following election and quarterly thereafter. For contracts issued between May 1, 2008 and April 30, 2009, the fee for MARKETLOCK INCOME PLUS is as follows: 0.95% for one covered person and 1.20% for two covered persons. For contracts issued prior to May 1, 2009, the fee for MARKETLOCK FOR LIFE PLUS +6% OPTION is as follows: 0.65% for one covered person and 0.90% for two covered persons and the fee for MARKETLOCK FOR LIFE PLUS +7% OPTION is as follows: 0.75% for one covered person and 1.00% for two covered persons. For a complete description of how the Income Base is calculated, please see OPTIONAL LIVING BENEFITS below.

 (8) MarketLock For Life is an optional guaranteed minimum withdrawal benefit. The annual fee is calculated as a percentage of the Income Base which determines the basis of the guaranteed benefit. The annualized fee is deducted from your contract value at the end of the first quarter following election and quarterly thereafter. For a complete description of how the Income Base is calculated, please see OPTIONAL LIVING BENEFITS below.

 (9) MarketLock and MarketLock For Two are optional guaranteed minimum withdrawal benefits. The annual fee is calculated as a percentage of the MAV Benefit Base which determines the basis of the guaranteed benefit. The applicable annualized fee is deducted from your contract value at the end of the first quarter following the election and quarterly thereafter. For a complete description of how the MAV Benefit Base is calculated, please see OPTIONAL LIVING BENEFITS below.

(10) Seasons Income Rewards is an optional guaranteed minimum withdrawal benefit. The annual fee is calculated as a percentage of the Withdrawal Benefit Base which determines the basis for the guaranteed benefit. The fee is deducted from your contract value at the end of the first quarter following election and quarterly thereafter. For a complete description of how the fee is calculated, please see OPTIONAL LIVING BENEFITS below.

(11) Seasons Promise is an optional guaranteed minimum accumulation benefit. The annualized fee is deducted from your contract value at the end of the first quarter following election and quarterly thereafter. For contracts issued between February 10, 2003 and April 30, 2004, the fee is as follows: 0.45% for Years 0-7, 0.15% for Years 8-10, no fee for Years 11+. For contracts issued between September 30, 2002 and February 7, 2003, the fee is as follows: 0.35% for Years 0-7, 0.10% for Years 8-10, no fee for Years 11+. For a complete description of how the fee is calculated, please see OPTIONAL LIVING BENEFITS below.

(12) Income Protector is an optional guaranteed minimum income benefit. The fee is deducted annually from your contract value. For a complete description of how the fee is calculated, please see OPTIONAL LIVING BENEFITS below.

(13) The maximum expense is for an Underlying Fund of Seasons Series Trust, as of its fiscal year ended March 31, 2012. The minimum expense is for an Underlying Fund of Fidelity(R) Variable Insurance Products Trust, as of its fiscal year ended December 31, 2011.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      MAXIMUM AND MINIMUM EXPENSE EXAMPLES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include owner transaction expenses, the contract maintenance fee if any, separate account annual expenses, available optional feature fees and Underlying Fund expenses.

The examples assume that you invest $10,000 in the contract for the time periods indicated; that your investment has a 5% return each year; and you incur the maximum or minimum fees and expenses of the Underlying Fund as indicated in the examples. Although your actual costs may be higher or lower, based on these assumptions, your costs at the end of the stated period would be:

MAXIMUM EXPENSE EXAMPLES
(assuming separate account annual expenses of 1.80%, (including election of Seasons Rewards, the optional Maximum Anniversary Value death benefit and EstatePlus), the optional MarketLock Income Plus feature (1.35%) and investment in an Underlying Fund with total expenses of 1.43%.)

(1)  If you surrender your contract at the end of the applicable time period:

1 YEAR    3 YEARS    5 YEARS    10 YEARS
------    -------    -------    --------
$1,364     $2,097     $2,937     $4,717


(2) If you do not surrender or annuitize your contract at the end of the applicable time period:(5)

1 YEAR    3 YEARS    5 YEARS    10 YEARS
------    -------    -------    --------
 $464      $1,397     $2,337     $4,717




MINIMUM EXPENSE EXAMPLES
(assuming minimum separate account annual expenses of 1.40%, no election of optional features, and investment in an Underlying Fund with total expenses of 0.67%.)



(1) If you surrender your contract at the end of the applicable time period:

1 YEAR    3 YEARS    5 YEARS    10 YEARS
------    -------    -------    --------
$1,115     $1,364     $1,739     $2,452


(2) If you do not surrender or annuitize your contract at the end of the applicable time period:

1 YEAR    3 YEARS    5 YEARS    10 YEARS
------    -------    -------    --------
 $215       $664      $1,139     $2,452


EXPLANATION OF EXPENSE EXAMPLES

1. The Maximum Expense Examples reflect the highest possible combination of charges. The purpose of the Expense Examples is to show you the various fees and expenses you would incur directly and indirectly by investing in this variable annuity contract. The Expense Examples represent both fees of the separate account as well as the maximum and minimum total annual Underlying Fund operating expenses. We converted the contract maintenance fee to a percentage (0.05%). The actual impact of the contract maintenance fee may differ from this percentage and may be waived for contract values over $50,000. Additional information on the Underlying Fund fees can be found in the Trust prospectuses.

2. In addition to the stated assumptions, the Expense Examples also assume that no transfer fees were imposed. Although premium taxes may apply in certain states, they are not reflected in the Expense Examples.

3. If you elected other optional features, your expenses would be lower than those shown in the Maximum Expense Examples. The Maximum Expense Examples assume that the Income Base, which is used to calculate the MarketLock Income Plus fee, equals contract value and that no withdrawals are taken during the stated period.

     In addition, depending on the state in which your contract was issued, your expenses may be lower.

4. Expense Examples with election of the Seasons Rewards program reflect the Seasons Rewards withdrawal charge schedule, but do not reflect any upfront Payment Enhancement.

5. If you elected optional features, you do not pay fees for optional features once you begin the Income Phase (annuitize your contract); therefore, your expenses will be lower than those shown here. PLEASE SEE ANNUITY INCOME OPTIONS BELOW.

6. The Maximum Expense Examples do not reflect election of the Combination HV & Roll-Up Death Benefit which would result in 2.05% maximum separate account expenses because this death benefit cannot be elected with any optional living benefit.

THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

CONDENSED FINANCIAL INFORMATION APPEARS IN THE CONDENSED FINANCIAL INFORMATION APPENDIX OF THIS PROSPECTUS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                     THE SEASONS SELECT(II) VARIABLE ANNUITY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

When you purchase a variable annuity, a contract exists between you and the Company. You are the Owner of the contract. The contract provides several main benefits:

     - Optional Living Benefit: If you elect an optional living benefit, the Company guarantees to provide a guaranteed income stream, with additional benefits under the feature you elect, in the event your contract value declines due to unfavorable investment performance and withdrawals within the feature's parameters.

     - Death Benefit: If you die during the Accumulation Phase, the Company pays a death benefit to your Beneficiary.

     - Guaranteed Income: Once you begin the Income Phase, you receive a stream of annuity income payments for your lifetime, or another available period you select.

     - Tax Deferral: This means that you do not pay taxes on your earnings from the contract until you withdraw them.

Tax-qualified retirement plans (e.g., IRAs, 401(k) or 403(b) plans) defer payment of taxes on earnings until withdrawal. If you are considering funding a tax-qualified retirement plan with an annuity, you should know that an annuity does not provide any additional tax deferral treatment of earnings beyond the treatment provided by the tax-qualified retirement plan itself. However, annuities do provide other features and benefits, which may be valuable to you. You should fully discuss this decision with your financial representative.

This variable annuity was developed to help you plan for your retirement. In the Accumulation phase, it can help you build assets on a tax-deferred basis. In the Income Phase, it can provide you with guaranteed income through annuity income payments. Alternatively, you may elect an optional living benefit that is designed to help you create a guaranteed income stream that may last as long as you live.

The contract is called a "variable" annuity because it allows you to invest in Variable Portfolios which, like mutual funds, have different investment objectives and performance. You can gain or lose money if you invest in these Variable Portfolios. The amount of money you accumulate in your contract depends on the performance of the Variable Portfolios in which you invest.

Fixed Accounts, if available, earn interest at a rate set and guaranteed by the Company. If you allocate money to an available Fixed Account, the amount of money that accumulates in the contract depends on the total interest credited to the particular Fixed Account in which you invest.

For more information on investment options available under this contract, PLEASE SEE INVESTMENT OPTIONS BELOW.

As a function of the Internal Revenue Code ("IRC"), you may be assessed a 10% federal tax penalty on any withdrawal made prior to your reaching age 59 1/2. PLEASE SEE TAXES BELOW. Additionally, you will be charged a withdrawal charge on each Purchase Payment withdrawn prior to the end of the applicable withdrawal charge period, PLEASE SEE FEE TABLE ABOVE. Because of these potential penalties, you should fully discuss all of the benefits and risks of this contract with your financial representative prior to purchase.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                         PURCHASING A SEASONS SELECT(II)
                                VARIABLE ANNUITY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

An initial Purchase Payment is the money you give us to buy a contract. Any additional money you give us to invest in the contract after purchase is a subsequent Purchase Payment.

The following chart shows the minimum initial and subsequent Purchase Payments permitted under your contract. These amounts depend upon whether a contract is Qualified or Non-Qualified for tax purposes. FOR FURTHER EXPLANATION, PLEASE SEE TAXES BELOW.

------------------------------------------------------------------------------
                                                                  MINIMUM
                                                                 AUTOMATIC
                                              MINIMUM           SUBSEQUENT
                      MINIMUM INITIAL       SUBSEQUENT           PURCHASE
                     PURCHASE PAYMENT    PURCHASE PAYMENT         PAYMENT
------------------------------------------------------------------------------
     Qualified            $2,000               $500                $100
------------------------------------------------------------------------------
   Non-Qualified          $5,000               $500                $100
------------------------------------------------------------------------------




Once you have contributed at least the minimum initial Purchase Payment, you can establish an automatic payment plan that allows you to make subsequent Purchase Payments of as little as $100.


We reserve the right to refuse any Purchase Payment. Furthermore, we reserve the right to require Company approval prior to accepting Purchase Payments greater than $1,500,000. For contracts owned by a non-natural owner, we reserve the right to require prior Company approval to accept any Purchase Payment. Purchase Payments that would cause total Purchase Payments in all contracts issued by the Company or its affiliate, The United States Life Insurance Company in the City of New York, to the same Owner and/or Annuitant to exceed these limits may also be subject to Company pre-approval. For any contracts that meet or exceed these dollar amount limitations, we further reserve the right to limit the death benefit amount payable in excess of contract value at the time we receive all required paperwork and satisfactory proof of death. In addition, for any contracts that meet or exceed these dollar amount limitations, we further reserve the right to impose certain limitations on available living benefits under the contract. The terms creating any limit on the maximum death or living benefit payable would be mutually agreed upon in writing by you and the Company prior to purchasing the contract.

NON-NATURAL OWNERSHIP

A trust, corporation or other non-natural entity may only purchase this contract if such entity has sufficiently demonstrated an Insurable Interest in the Annuitant selected. FOR MORE INFORMATION ON NON-NATURAL OWNERSHIP, PLEASE SEE TAXES BELOW.

Various considerations may apply with respect to non-natural ownership of this contract including but not limited to estate planning, tax consequences and the propriety of this contract as an investment consistent with a non-natural Owner's organizational documentation. You should consult with your tax and/or legal advisor in connection with non-natural ownership of this contract.

MAXIMUM ISSUE AGE

We will not issue a contract to anyone age 86 or older on the contract issue date. We will not accept subsequent Purchase Payments from contract owners age 86 or older. In general, we will not issue a Qualified contract to anyone who is age 70 1/2 or older, unless it is shown that the minimum distribution required by the IRS is being made. PLEASE SEE TAXES BELOW. If we learn of a misstatement of age, we reserve the right to fully pursue our remedies including termination of the contract and/or revocation of any age-driven benefits.

TERMINATION OF THE CONTRACT FOR MISSTATEMENT AND/OR FRAUD

The Company reserves the right to terminate the contract at any time if it discovers a misstatement or fraudulent representation of any information provided in connection with the issuance or ongoing administration of the contract.

JOINT OWNERSHIP

We allow this contract to be jointly owned. We require that the joint Owners be spouses except in states that allow non-spouses to be joint Owners. The age of the older Owner is used to determine the availability of most age driven benefits. The addition of a joint Owner after the contract has been issued is contingent upon prior review and approval by the Company.

Certain states require that the benefits and features of the contract be made available to domestic or civil union partners ("Domestic Partners") who qualify for treatment as, or are equal to, spouses under state law. Other states allow same-sex partners to marry ("Same-Sex Spouses"). There are also states that require us to issue the contract to non-spousal joint Owners. However, Domestic Partners, Same-Sex Spouses and non-spousal joint Owners who jointly own or are Beneficiaries of a contract should consult with their tax adviser and/or financial representative as they are not eligible for spousal continuation under the contract as allowed by the IRC. Therefore, the ability of Domestic Partners, Same-Sex Spouses and non-spousal joint Owners to fully benefit from certain benefits and features of the contract, such as optional living benefit(s), if applicable, that guarantee withdrawals over two lifetimes may be limited by the conflict between certain state and federal laws.

ASSIGNMENT OF THE CONTRACT/CHANGE OF OWNERSHIP

You may assign this contract before beginning the Income Phase by sending a written request to us at the Annuity Service Center for an assignment. Your rights and those of any other person with rights under this contract will be subject to the assignment. We will not be bound by any assignment until written notice is processed by us at our Annuity Service Center and you have received confirmation. We are not responsible for the validity, tax or other legal consequences of any assignment. An assignment will not affect any payments we may make or actions we may take before we receive notice of the assignment.

We reserve the right not to recognize any assignment if it changes the risk profile of the owner of the contract, as determined in our sole discretion, if no Insurable Interest exists or if not permitted by the Internal Revenue Code. PLEASE SEE THE STATEMENT OF ADDITIONAL INFORMATION FOR DETAILS ON THE TAX CONSEQUENCES OF AN ASSIGNMENT. You should consult a qualified tax adviser before assigning the contract.

ALLOCATION OF PURCHASE PAYMENTS

In order to issue your contract, we must receive your initial Purchase Payment and all required paperwork in Good Order, including Purchase Payment allocation instructions at our Annuity Service Center. We will accept initial and subsequent Purchase Payments by electronic transmission from certain broker-dealer firms. In connection with arrangements we have to transact business electronically, we may have agreements in place whereby your broker-dealer may be deemed our agent for receipt of your Purchase Payments. Thus, if we have an agreement with a broker-dealer deeming them our agent, Purchase Payments received by the broker-dealer will be priced as of the time they are received by the broker-dealer. However, if we do not have an agreement with a broker-dealer deeming them our agent, Purchase Payments received by the broker-dealer will not be priced until they are received by us. You assume any risk in market fluctuations if you submit your Purchase Payment directly to a broker-dealer that is not deemed our agent, should there be a delay in that broker-dealer delivering your Purchase Payment to us. Please check with your financial representative to determine if his/her broker-dealer has an agreement with the Company that deems the broker-dealer an agent of the Company.

An initial Purchase Payment will be priced within two business days after it is received by us in Good Order if the

Purchase Payment is received before Market Close. If the initial Purchase Payment is received in Good Order after Market Close, the initial Purchase Payment will be priced within two NYSE business days after the next NYSE business day. We allocate your initial Purchase Payment as of the date such Purchase Payment is priced. If we do not have complete information necessary to issue your contract, we will contact you. If we do not have the information necessary to issue your contract within five NYSE business days, we will send your money back to you, or obtain your permission to keep your money until we get the information necessary to issue the contract.

Any subsequent Purchase Payment will be priced as of the day it is received by us in Good Order if the request is received before Market Close. If the subsequent Purchase Payment is received in Good Order after Market Close, it will be priced as of the next NYSE business day. We invest your subsequent Purchase Payments in the Variable Portfolios and available Fixed Accounts according to any allocation instructions that accompany the subsequent Purchase Payment. If we receive a Purchase Payment without allocation instructions, we will invest the Purchase Payment according to your allocation instructions on file. PLEASE SEE INVESTMENT OPTIONS BELOW.

Purchase Payments submitted by check can only be accepted by the Company at the Payment Center at the following address:


American General Life Insurance Company
P.O. Box 100330
Pasadena, CA 91189-0330


Purchase Payments sent to the Annuity Service Center will be forwarded and priced when received at the Payment Center.

Overnight deliveries of Purchase Payments can only be accepted at the following address:


American General Life Insurance Company
Building #6, Suite 120
2710 Media Center Drive
Los Angeles, CA 90065-0330


Delivery of Purchase Payments to any other address will result in a delay in crediting your contract until the Purchase Payment is received at the Payment Center.

SEASONS REWARDS PROGRAM

If you were age 80 or younger at the time your contract was issued you may have elected to participate in this program at contract issue. We contribute an upfront Payment Enhancement and, if available, a deferred Payment Enhancement to your contract in conjunction with each Purchase Payment you invest during the life of your contract. If you elected to participate in this program, all Purchase Payments are subject to a nine year withdrawal charge schedule. PLEASE SEE EXPENSES BELOW. These withdrawal charges may offset the value of any Payment Enhancement, if you make an early withdrawal. Amounts we contribute to your contract under this program are considered earnings and are allocated to your contract as described below. There may be scenarios in which due to negative market conditions and your inability to remain invested over the long-term, a contract with the Seasons Rewards program may not perform as well as the contract without the program.

Purchase Payments may not be invested in dollar cost averaging Fixed Accounts if you participate in the Seasons Rewards program. However, you may use other Fixed Account options, if available, for dollar cost averaging. PLEASE SEE DOLLAR COST AVERAGING PROGRAM BELOW.

SEASONS REWARDS ENHANCEMENT LEVELS

Each enhancement level is a range of dollar amounts, which may correspond to different enhancement rates and dates. The enhancement level applicable to your initial Purchase Payment is determined by the amount of that initial Purchase Payment. With respect to any subsequent Purchase Payments we determine your enhancement level by adding your contract value on the date we receive each subsequent Purchase Payment to the amount of the subsequent Purchase Payment. Enhancement levels may change from time to time, at our sole discretion.

UPFRONT PAYMENT ENHANCEMENT

An upfront Payment Enhancement is an amount we add to your contract on the day we receive a Purchase Payment. We calculate an upfront Payment Enhancement amount as a percentage of each Purchase Payment. We refer to this percentage amount as the upfront Payment Enhancement Rate. We periodically review and establish the upfront Payment Enhancement Rate, which may increase or decrease at any time, but will never be less than 2%. The applicable upfront Payment Enhancement Rate is the rate in effect for the applicable enhancement level at the time we receive each Purchase Payment under your contract. The upfront Payment Enhancement amounts are allocated among Variable Portfolios and available Fixed Accounts according to the current allocation instructions on file when we receive each Purchase Payment.

DEFERRED PAYMENT ENHANCEMENT

A deferred Payment Enhancement is an amount we may add to your contract on a stated future date (the "deferred Payment Enhancement date"). We calculate a deferred Payment Enhancement amount, if applicable, as a percentage of each Purchase Payments received at the time we receive the Purchase Payment. We refer to this percentage amount as the deferred Payment Enhancement Rate. We periodically review and establish the deferred Payment Enhancement Rates and deferred Payment

Enhancement dates. The deferred Payment Enhancement Rate being offered may increase, decrease or be eliminated by us at any time. The deferred Payment Enhancement date, if applicable, may change at any time. The applicable deferred Payment Enhancement date and deferred Payment Enhancement Rate are those which may be in effect for the applicable enhancement level at the time when we receive each Purchase Payment. Any applicable deferred Payment Enhancement, when credited, is allocated to the Cash Management Variable Portfolio.

If you withdraw any portion of a Purchase Payment, to which a deferred Payment Enhancement applies, prior to the deferred Payment Enhancement date, we reduce the amount of the corresponding deferred Payment Enhancement in the same proportion that your withdrawal (and any fees and charges associated with such withdrawals) reduces that Purchase Payment. For purposes of determining the deferred Payment Enhancement, withdrawals are assumed to be taken from earnings first, then from Purchase Payments, on a first-in-first-out basis.

We will not allocate any applicable deferred Payment Enhancement, if any, to your contract if the following circumstances occur prior to the deferred Payment Enhancement date:

     - You surrender your contract;

     - A death benefit is paid on your contract;

     - You switch to the Income Phase of your contract; or

     - You fully withdraw the corresponding Purchase Payment.

90 DAY WINDOW

As of the 90th day after your contract was issued, we will total your Purchase Payments made over those 90 days, without considering any investment gain or loss in contract value on those Purchase Payments. If your total Purchase Payments bring you to an enhancement level which, as of the date we issued your contract, would have provided for a higher upfront and/or deferred Payment Enhancement rate on each Purchase Payment, you will get the benefit of the enhancement rate(s) that were applicable to that higher enhancement level at the time your contract was issued ("Look Back Adjustment"). We will add any applicable upfront Look Back Adjustment to your contract on the 90th day following the date of contract issue. We will send you a confirmation indicating any applicable upfront and/or deferred Look Back Adjustment, on or about the 90th day following the date of contract issuance. We will allocate any applicable upfront Look Back Adjustment according to your then current allocation instructions on file for subsequent Purchase Payments at the time we make the contribution and if applicable, to the Cash Management Variable Portfolio, for a deferred Look Back Adjustment.

CURRENT ENHANCEMENT LEVELS

The Enhancement Levels, Upfront Payment Enhancement Rate, Deferred Payment Enhancement Rate and Deferred Payment Enhancement date applicable to all Purchase Payments as of the date of this prospectus are:

-------------------------------------------------------------------
                          UPFRONT PAYMENT        DEFERRED PAYMENT
  ENHANCEMENT LEVEL       ENHANCEMENT RATE       ENHANCEMENT RATE
-------------------------------------------------------------------
 Under $500,000                  4%                     0%
-------------------------------------------------------------------
 $500,000 - more                 5%                     0%
-------------------------------------------------------------------


We are currently not offering a Deferred Payment Enhancement Rate.

We reserve the right to modify, suspend or terminate the Seasons Rewards program at any time for prospectively issued contracts and for subsequent Purchase Payments.

ACCUMULATION UNITS

When you allocate a Purchase Payment to the Variable Portfolios, we credit your contract with Accumulation Units of the Separate Account. We base the number of Accumulation Units you receive on the unit value of the Variable Portfolio as of the day we process your Purchase Payment, as described under ALLOCATION OF PURCHASE PAYMENTS above, if before that day's Market Close, or on the next business day's unit value if we process your Purchase Payment after that day's Market Close. The value of an Accumulation Unit goes up and down based on the performance of the Variable Portfolios.

We calculate the value of an Accumulation Unit each day that the NYSE is open as follows:

     1. We determine the total value of money invested in a particular Variable Portfolio;

     2. We subtract from that amount all applicable daily asset based charges;
        and

     3. We divide this amount by the number of outstanding Accumulation Units.

We determine the number of Accumulation Units credited to your contract by adding the Purchase Payment and Payment Enhancement, if applicable, and dividing that amount, by the Accumulation Unit value for the specific Variable Portfolio.


     EXAMPLE (CONTRACTS WITHOUT SEASONS REWARDS):

     We receive a $25,000 Purchase Payment from you on Wednesday. You allocate the money to Variable Portfolio A. We determine that the value of an Accumulation Unit for Variable Portfolio A is $11.10 at Market Close on Wednesday. We then divide $25,000 by $11.10 and credit your contract on Wednesday night with 2,252.2523 Accumulation Units for Variable Portfolio A.

     EXAMPLE (CONTRACTS WITH SEASONS REWARDS):

     We receive a $25,000 Purchase Payment from you on Wednesday. You allocate the money to Variable Portfolio A. If the Payment Enhancement is 2% of your Purchase Payment, we would add a Payment Enhancement of $500 to your contract. We determine that the value of an Accumulation Unit for Variable Portfolio A is $11.10 at Market Close on Wednesday. We then divide $25,500 by $11.10 and credit your contract on Wednesday with 2,297.2973 Accumulation Units for Variable Portfolio A.

Performance of the Variable Portfolios and the insurance charges under your contract affect Accumulation Unit values. These factors cause the value of your contract to go up and down.

FREE LOOK

You may cancel your contract within ten days after receiving it. Your state may require a longer free look period. We call this a "free look." Please check your contract or with your financial representative. To cancel, you must mail the contract along with your written free look request to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299.

If you decide to cancel your contract during the free look period, generally we will refund to you the value of your contract on the day we receive your request in Good Order at the Annuity Service Center minus the Free Look Payment Enhancement Deduction, if applicable. If you elect the Seasons Rewards feature, the Free Look Payment Enhancement Deduction is equal to the lesser of (1) the value of any Payment Enhancement(s) on the day we receive your free look request; or (2) the Payment Enhancement amount(s), if any, which we allocated to your contract. Thus, you receive any gain and we bear any loss on any Payment Enhancement(s) if you decide to cancel your contract during the free look period. Certain states require us to return your Purchase Payments upon a free look request. Additionally, all contracts issued as an IRA require the full return of Purchase Payments upon a free look.

If your contract was issued either in a state requiring return of Purchase Payments or as an IRA, and you cancel your contract during the free look period, we return the greater of (1) your Purchase Payments; or (2) the value of your contract on the day we receive your request in Good Order at the Annuity Service Center. With respect to these contracts, we reserve the right to put your money and the Payment Enhancement, if you elected the Seasons Rewards feature, in the Cash Management Variable Portfolio during the free look period and will allocate your money and the Payment Enhancement according to your instructions at the end of the applicable free look period. PLEASE SEE THE STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX BELOW FOR INFORMATION ABOUT THE FREE LOOK PERIOD IN YOUR STATE.

EXCHANGE OFFERS

From time to time, we allow you to exchange an older variable annuity issued by the Company or one of its affiliates, for a newer product with different features and benefits issued by the Company or one of its affiliates. Such an exchange offer will be made in accordance with applicable federal securities laws and state insurance rules and regulations. We will provide the specific terms and conditions of any such exchange offer at the time the offer is made.

IMPORTANT INFORMATION FOR MILITARY SERVICEMEMBERS

If you are an active duty full-time servicemember, and are considering the purchase of this contract, please read the following important information before investing. Subsidized life insurance is available to members of the Armed Forces from the Federal Government under the Servicemembers' Group Life Insurance program (also referred to as "SGLI"). More details may be obtained on-line at the following website: www.insurance.va.gov. This contract is not offered or provided by the Federal Government and the Federal Government has in no way sanctioned, recommended, or encouraged the sale of this contract. No entity has received any referral fee or incentive compensation in connection with the offer or sale of this contract, unless that entity has a selling agreement with the Company.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                               INVESTMENT OPTIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

VARIABLE PORTFOLIOS

The Variable Portfolios invest in the Underlying Funds of the Trusts. Additional Variable Portfolios may be available in the future. The Variable Portfolios are only available through the purchase of certain insurance contracts.

The Trusts serve as the underlying investment vehicles for other variable annuity contracts issued by the Company and other affiliated and unaffiliated insurance companies. Neither the Company nor the Trusts believe that offering shares of the Trusts in this manner disadvantages you. The Trusts are monitored for potential conflicts. The Trusts may have other Underlying Funds, in addition to those listed here, that are not available for investment under this contract.


The Variable Portfolios offered through this contract are selected by us and we may consider various factors in the selection process, including but not limited to: asset class coverage, the strength of the investment adviser's or subadviser's reputation and tenure, brand recognition, performance and the capability and qualification of each investment firm. Another factor we may consider is whether the Underlying Fund or its service providers (i.e., the investment adviser and/or subadviser(s)) or their affiliates will make payments to us or our affiliates in connection with certain administrative, marketing and support services, or whether the Underlying Fund's service providers have affiliates that can provide marketing and distribution support for sales of the contract. PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.


We review the Variable Portfolios periodically and may make changes if we determine that a Variable Portfolio no longer satisfies one or more of the selection criteria and/or if the Variable Portfolio has not attracted significant allocations from contract owners. We offer Underlying Funds of the Seasons Series Trust and SunAmerica Series Trust at least in part because they are managed by SunAmerica Asset Management Corp. ("SAAMCo"), a wholly-owned subsidiary of AGL.


From time to time, certain Variable Portfolio names are changed. When we are notified of a name change, we will make changes so that the new name is properly shown. However, until we complete the changes, we may provide you with various forms, reports and confirmations that reflect a Variable Portfolio's prior name.

You are responsible for allocating Purchase Payments to the Variable Portfolios as is appropriate for your own individual circumstances, investment goals, financial situation and risk tolerance. You should periodically review your allocations and values to ensure they continue to suit your needs. You bear the risk of any decline in contract value resulting from the performance of the Variable Portfolios you have selected. In making your investment selections, you should investigate all information available to you including the Underlying Fund's prospectus, statement of additional information and annual and semi-annual reports.

During periods of low short-term interest rates, and in part due to contract fees and expenses, the investment return of the Cash Management Variable Portfolio may become extremely low and possibly negative. In the case of negative returns, your investment in the Cash Management Variable Portfolio will lose value.

We do not provide investment advice, nor do we recommend or endorse any particular Variable Portfolio. The Variable Portfolios along with their respective advisers are listed below.

     FIDELITY(R) VARIABLE INSURANCE PRODUCTS -- SERVICE CLASS 2 SHARES

     The following Variable Portfolios are part of the Fidelity Variable Insurance Products: Fidelity VIP Equity-Income, Fidelity VIP Contrafund(R), Fidelity VIP Mid Cap, Fidelity VIP Overseas and Fidelity VIP Investment Grade Bond. Fidelity Management and Research Company is the investment adviser for these funds.

     SEASONS SERIES TRUST -- CLASS 3 SHARES

     The Select Portfolios, Focused Portfolios, Managed Allocation Portfolios and Seasons Strategies listed below are part of Seasons Series Trust. SAAMCo manages this Trust and engages subadvisers to provide investment advice for certain of the Underlying Funds.

     Special note should be taken of the similarities and differences between the Managed Allocation Portfolios and the Seasons Strategies, described in detail below. Each alternative reflects an allocation model. The Managed Allocation Portfolios differ from the Seasons Strategies in the following respects. The Managed Allocation Portfolios are Fund-of-Funds; a professional manager actively manages the Managed Allocation Portfolios' investments in the Select and Focused Portfolios. The Seasons Strategies are not Fund-of-Funds and are limited to investment in the specified funds of the Seasons Series Trust with a pre-determined target asset allocation mix that does not change over the life of the contract. Thus, the Managed Allocation Portfolios are responsive to changing market conditions, and current judgments of professional management, while the Seasons Strategies assume that the pre-determined asset allocation mix will continue to be consistent with its risk objective. Please read the descriptions of each alternative carefully for more details.

     If you purchased your contract prior to November 17, 2003, Class 2 Shares of certain Underlying Funds of Seasons Series Trust were offered in your contract. PLEASE SEE APPENDIX A BELOW FOR DETAILS.

     SUNAMERICA SERIES TRUST -- CLASS 3 SHARES

     The following Variable Portfolios are part of SunAmerica Series Trust:
     American Funds Global Growth SAST, American Funds Growth SAST and American Funds Growth-Income SAST. These Underlying Funds have a Master-Feeder structure. Capital Research and Management Company is the investment adviser of the Master Funds in which the Feeder Funds invest. SAAMCo manages the Feeder Funds.

     Unlike other Underlying Funds, the Feeder Funds do not buy individual securities directly. Rather, each Feeder Fund invests all of its investment assets in a corresponding Master Fund of American Funds Insurance Series ("AFIS"), which invests directly in individual securities.

          Under the Master-Feeder structure, you pay the fees and expenses of both the Feeder Fund and the Master Fund. As a result, you will pay higher fees and expenses under a Master-Feeder structure than if you invested in an Underlying Fund that invests directly in the same individual securities as the

          Master Fund. We offer other variable annuity contracts which include Variable Portfolios that invest directly in the Master Funds without investing through a Feeder Fund and they currently assess lower fees and expenses than the Master-Feeder Funds.

          Each Feeder Fund may withdraw all its assets from a Master Fund if the Board of Directors ("Board") of the Feeder Fund determines that it is in the best interest of the Feeder Fund and its shareholders to do so. If a Feeder Fund withdraws its assets from a Master Fund and the Board of the Feeder Fund approved SAAMCo as investment adviser to the Feeder Fund, SAAMCo would be fully compensated for its portfolio management services. PLEASE SEE THE SUNAMERICA SERIES TRUST PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION for more discussion of the Master-Feeder structure.

     T. ROWE PRICE EQUITY SERIES, INC. -- CLASS 2 SHARES

     The following Variable Portfolios are part of the T. Rowe Price Equity Series, Inc. Trust: T. Rowe Price Blue Chip Growth II and T. Rowe Price Equity Income II. T. Rowe Price Associates, Inc. is the investment adviser for this Trust.

YOU SHOULD READ THE PROSPECTUSES FOR THE TRUSTS CAREFULLY. THESE PROSPECTUSES CONTAIN DETAILED INFORMATION ABOUT THE UNDERLYING FUNDS, INCLUDING EACH UNDERLYING FUND'S INVESTMENT OBJECTIVE AND RISK FACTORS. YOU MAY OBTAIN AN ADDITIONAL COPY OF THESE PROSPECTUSES FOR THE TRUSTS BY CALLING OUR ANNUITY SERVICE CENTER AT (800) 445-7862 OR BY VISITING OUR WEBSITE AT WWW.SUNAMERICA.COM. YOU MAY ALSO OBTAIN INFORMATION ABOUT THE UNDERLYING FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE U.S. SECURITIES AND EXCHANGE COMMISSION'S WEBSITE.

INVESTMENT OPTIONS

Each Variable Portfolio and its respective managers are:

PREMIER PORTFOLIOS                   MANAGED BY:

AMERICAN FUNDS GLOBAL GROWTH SAST    Capital Research and Management Company

AMERICAN FUNDS GROWTH SAST           Capital Research and Management Company

AMERICAN FUNDS GROWTH-INCOME SAST    Capital Research and Management Company

FIDELITY VIP CONTRAFUND(R)           Fidelity Management and Research Company

FIDELITY VIP EQUITY-INCOME           Fidelity Management and Research Company

FIDELITY VIP INVESTMENT GRADE BOND   Fidelity Management and Research Company

FIDELITY VIP MID CAP                 Fidelity Management and Research Company

FIDELITY VIP OVERSEAS                Fidelity Management and Research Company

T. ROWE PRICE BLUE CHIP GROWTH II    T. Rowe Price Associates, Inc. ("T. Rowe Price")

T. ROWE PRICE EQUITY INCOME II       T. Rowe Price


SELECT PORTFOLIOS                    MULTI-MANAGED BY:

LARGE CAP GROWTH                     Goldman Sachs Asset Management, L.P., Janus Capital
                                     Management ("Janus"), LLC, SunAmerica Asset Management Corp.
                                     ("SAAMCo")

LARGE CAP VALUE                      T. Rowe Price, Wellington Management Company, LLP
                                     ("Wellington"), SAAMCo

MID CAP GROWTH                       T. Rowe Price, Wellington, SAAMCo

MID CAP VALUE                        Goldman Sachs Asset Management, L.P., Lord, Abbett & Co.,
                                     LLC ("Lord Abbett"), SAAMCo

SMALL CAP                            ClearBridge Advisors, LLC, SAAMCo

INTERNATIONAL EQUITY                 Janus, Lord Abbett, PineBridge Investments LLC
                                     ("PineBridge")

DIVERSIFIED FIXED INCOME             SAAMCo, Wellington, PineBridge

REAL RETURN                          Wellington

CASH MANAGEMENT                      BofA Advisors, LLC


FOCUSED PORTFOLIOS                   MULTI-MANAGED BY:

FOCUS GROWTH                         SAAMCo, Janus, Marsico Capital Management, LLC

FOCUS VALUE                          J.P. Morgan Investment Management, Inc., Northern Trust
                                     Investments, N.A.,
                                     Third Avenue Management LLC


MANAGED ALLOCATION PORTFOLIOS
MANAGED BY: Ibbotson Associates Advisors, LLC

ALLOCATION GROWTH

ALLOCATION MODERATE GROWTH

ALLOCATION MODERATE

ALLOCATION BALANCED


SEASONS STRATEGIES
MULTI-MANAGED BY: SAAMCo, Janus, Lord Abbett, Putnam Investment Management, LLC ("Putnam"), T.
  Rowe Price,
  PineBridge and Wellington

GROWTH STRATEGY                      (which invests in Stock Portfolio, Asset Allocation:
                                     Diversified Growth Portfolio and Multi-Managed Growth
                                     Portfolio)

MODERATE GROWTH STRATEGY             (which invests in Stock Portfolio, Asset Allocation:
                                     Diversified Growth Portfolio and Multi-Managed Moderate
                                     Growth Portfolio)

BALANCED GROWTH STRATEGY             (which invests in Stock Portfolio, Asset Allocation:
                                     Diversified Growth Portfolio and Multi-Managed Income/Equity
                                     Portfolio)

CONSERVATIVE GROWTH STRATEGY         (which invests in Stock Portfolio, Asset Allocation:
                                     Diversified Growth Portfolio and Multi-Managed Income
                                     Portfolio)

PREMIER PORTFOLIOS

The Premier Portfolios reflect the investment expertise of a single investment manager and offer a broad range of investment categories.

SELECT PORTFOLIOS

The Select Portfolios each have a distinct investment objective, utilizing a disciplined investing style to achieve its objective. Each Select Portfolio invests in an Underlying Fund of the Seasons Series Trust. Except for the Cash Management Variable Portfolio and the Real Return Variable Portfolio, each Select Portfolio is managed by multiple managers. One component of each Select Portfolio, with the exception of the Cash Management Variable Portfolio and the Real Return Variable Portfolio, invests in a passively managed component that tracks a particular target index or subset of an index. The passively managed component of each Select Portfolio is intended to balance some of the risks associated with an actively traded portfolio. Please see the Seasons Series Trust prospectus for additional information regarding the management of the Select Portfolios.

FOCUSED PORTFOLIOS

Each multi-managed Focused Portfolio offers you at least three different managers. Each manager advises a separate portion of the Focused Portfolio. Each manager actively selects a limited number of stocks that represent their best stock selections. This approach to investing results in a more concentrated portfolio, which will be less diversified than other Variable Portfolios, and may be subject to greater market risks.

MANAGED ALLOCATION PORTFOLIOS

Each Managed Allocation Portfolio has a different investment goal and is structured as a Fund-of-Funds, investing its assets in a combination of the Select Portfolios and the Focused Portfolios. A Fund-of-Funds generally offers investors an efficient means of diversification among a number of mutual funds while obtaining professional management in determining which funds to select, how much of their assets to commit to each fund, and when to make that selection.

Each Managed Allocation Portfolio is managed by Ibbotson Associates Advisors, LLC ("Ibbotson"). Ibbotson creates a target allocation annually for each Managed Allocation Portfolio. The target allocation will reflect the percentage in which a Managed Allocation Portfolio should invest in the Select and Focused Portfolios. Due to market movements, portfolio management decisions or cash flow consideration, Ibbotson may determine that a Managed Allocation Portfolio's investments in the Select and Focused Portfolios require adjustments in order to meet its target allocation. Generally, Ibbotson will manage the investments among the Select and Focused Portfolios for each Managed Allocation Portfolio to match its target allocation and to rebalance assets back to the target allocation, as it deems necessary.

This approach allows the Managed Allocation Portfolios to offer professional asset management on two levels: 1) the fund management of each underlying Select and Focused Portfolio; and 2) the overlay portfolio management provided by Ibbotson.

Each Managed Allocation Portfolio can invest in as many as all of the Select and Focused Portfolios. The four Managed Allocation Portfolios' objectives and investment strategies are:

--------------------------------------------------------------------------------
 MANAGED
 ALLOCATION
 PORTFOLIOS         OBJECTIVE           INVESTMENT STRATEGY
--------------------------------------------------------------------------------
 Allocation Growth  Long-term capital   Invests primarily in equity-based
                    appreciation        portfolios. Designed to provide higher
                                        growth potential, while maintaining risk
                                        at a reasonable level.
--------------------------------------------------------------------------------
 Allocation         Long-term capital   Focuses on equity investing to help
 Moderate Growth    appreciation        maximize growth potential, but also
                                        invests a portion of its assets in the
                                        bond market for income.
--------------------------------------------------------------------------------
 Allocation         Long-term capital   Combines equity investing with increased
 Moderate           appreciation and    exposure to fixed income investing.
                    moderate current    Designed for investors who want growth,
                    income              but who are also seeking a moderate
                                        level of income.
--------------------------------------------------------------------------------
 Allocation         Long-term capital   Offers the greatest exposure to fixed
 Balanced           appreciation and    income. Designed for investors who need
                    income              greater balance of growth potential and
                                        current income.
--------------------------------------------------------------------------------


If you invest in a Managed Allocation Portfolio, you pay the expenses of the Managed Allocation Portfolio and indirectly pay a proportionate share of the expenses of the Underlying Funds in which the Managed Allocation Portfolio invests. As a result, you will pay higher fees and expenses under the Fund-of-Funds structure than if you invested directly in each of the Underlying Funds held in the Fund-of-Funds structure.

SEASONS STRATEGIES

Each Seasons Strategy has a different investment objective and is a Variable Portfolio of the Separate Account that invests in three Underlying Funds of Seasons Series Trust. The allocation of money among these Underlying Funds varies depending on the objective of the Seasons Strategy. The Seasons Strategies are designed utilizing an asset allocation approach to meet your investment needs over time, considering factors such as your age, goals and risk tolerance. However, each Seasons Strategy is designed to achieve different levels of growth over time.

The three Underlying Funds in which a Seasons Strategy can invest are detailed in the pie chart on the following page. The Underlying Funds comprising the Seasons Strategies may only be purchased by the Seasons Strategies.

The Seasons Strategies use an investment approach based on asset allocation. This approach is achieved by each Seasons Strategy investing in distinct percentages in three specific Underlying Funds. In turn, the Underlying Funds invest in a combination of domestic and international stocks, bonds and cash. The goal for each Seasons Strategy is to have a specified asset mix of stocks, bonds and cash in accordance with the specified objective of the Seasons Strategy and relative to the Underlying Funds in which the Seasons Strategy invests. The stated target asset allocation percentages and the mix of Underlying Funds comprising each Seasons Strategy do not change for the life of the contract. Please see the Seasons Series Trust prospectus which describes in detail the Underlying Funds that comprise each Seasons Strategy.

SEASONS STRATEGY REBALANCING

Each quarter a rebalancing occurs among the Underlying Funds of the Season Strategies to realign each Seasons Strategy with its distinct percentage investment detailed below. This rebalancing is designed to help maintain the asset allocation mix for each Seasons Strategy. The pie charts on the following page demonstrate the asset allocation mix for each Seasons Strategy and the percentage allocation of each Underlying Fund in which the Seasons Strategy invests.

Before the end of each quarter (or as close to such date as is administratively practicable), your money will be allocated among the various Underlying Funds according to the percentages set forth on the next page. Additionally, within each Multi-Managed Portfolio, as identified below, your investment will be rebalanced among the various components. Rebalancing a Seasons Strategy may involve shifting a portion of assets out of Underlying Funds with higher returns into Underlying Funds with relatively lower returns.

                         GROWTH STRATEGY                                                MODERATE GROWTH STRATEGY

     GOAL:  Long-term growth of capital, allocating its assets           GOAL:  Growth of capital through investments in equities,
primarily to stocks. This Seasons Strategy may be best suited       with a secondary objective of conservation of principal by
for those with longer periods to invest.                            allocating more of its assets to bonds than the Growth Strategy.
                                                                    This Seasons Strategy may be best suited for those nearing
                    Target Asset Allocation:                        retirement years but still earning income.
         Stocks 80%          Bonds 15%          Cash 5%
                                                                                        Target Asset Allocation:
                     [GROWTH STRATEGY CHART]                                 Stocks 70%          Bonds 25%          Cash 5%
Stock Portfolio (T. Rowe Price) - 25%
Asset Allocation: Diversified Growth Portfolio (Putnam) - 25%                            [MODERATE GROWTH CHART]
Multi-Managed Growth Portfolio - 50%                                Stock Portfolio (T. Rowe Price) - 20%
  Fixed Income component (Wellington) - 10%                         Asset Allocation: Diversified Growth Portfolio (Putnam) - 25%
  Balanced component (Lord Abbett/PineBridge) - 10%                 Multi-Managed Moderate Growth Portfolio - 55%
  Small-cap Growth component (SAAMCo) - 10%                           Fixed Income component (Wellington) - 19.8%
  Growth component (Janus) - 20%                                      Balanced component (Lord Abbett/PineBridge) - 9.9%
                                                                      Small-cap Growth component (SAAMCo) - 9.9%
                                                                      Growth component (Janus) - 15.4%







                    BALANCED GROWTH STRATEGY                                          CONSERVATIVE GROWTH STRATEGY

     GOAL:  Focuses on conservation of principal by investing in         GOAL:  Capital preservation while maintaining some
a more balanced weighting of stocks and bonds, with a secondary     potential for growth over the long term. This Seasons Strategy
objective of seeking a high total return. This Seasons Strategy     may be best suited for those with lower investment risk
may be best suited for those approaching retirement and with        tolerance.
less tolerance for investment risk.
                                                                                        Target Asset Allocation:
                    Target Asset Allocation:                                 Stocks 42%          Bonds 53%          Cash 5%
         Stocks 55%          Bonds 40%          Cash 5%
                                                                                       [CONSERVATIVE GROWTH CHART]
                     [BALANCED GROWTH CHART]                        Stock Portfolio (T. Rowe Price) - 15%
Stock Portfolio (T. Rowe Price) - 20%                               Asset Allocation: Diversified Growth Portfolio (Putnam) - 25%
Asset Allocation: Diversified Growth Portfolio (Putnam) - 25%       Multi-Managed Income Portfolio - 60%
Multi-Managed Income/Equity Portfolio - 55%                           Fixed Income component (Wellington) - 45%
  Fixed Income component (Wellington) - 29.7%                         Balanced component (Lord Abbett/PineBridge) - 10.2%
  Balanced component (Lord Abbett/PineBridge) - 15.4%                 Growth component (Janus) - 4.8%
  Growth component (Janus) - 9.9%

STRATEGIC ALLOCATION PROGRAM

PROGRAM DESCRIPTION

The Strategic Allocation Program may be offered to you at no additional cost to assist in diversifying your investment across various asset classes. The Strategic Allocation Program allows you to choose from one of the four Strategic Allocations designed to assist in meeting your stated investment goals.

Each of the Strategic Allocations allocate 33% of your investment in a STRATEGIC MODEL and the remaining 67% in a MANAGED ALLOCATION PORTFOLIO to attempt to match a stated investment time horizon and risk tolerance (the "Primary Allocation"). Each Strategic Model is comprised of a combination of Variable Portfolios (the "Secondary Allocation"). Each Managed Allocation Portfolio is a Fund-of-Funds. The 33% of your investment allocated to the Strategic Model is considered "static" because the composition of the Strategic Model will not be changed by us and is not actively managed. However, the 67% of your investment allocated to the Managed Allocation Portfolio is considered "active" because each Managed Allocation Portfolio is an Underlying Fund that an investment adviser manages in order to maintain the investment objective of the Managed Allocation Portfolio. FOR MORE INFORMATION, PLEASE SEE MANAGED ALLOCATION PORTFOLIOS ABOVE.

ENROLLING AND INVESTING IN THE STRATEGIC ALLOCATION PROGRAM

You may enroll in the Strategic Allocation Program by selecting a Strategic Allocation on the contract application form. You and your financial representative should determine the Strategic Allocation most appropriate for you based on your financial needs, risk tolerance and investment time horizon. You may request to discontinue the use of a Strategic Allocation by sending a written request, calling our Annuity Service Center or logging onto our website.

You may also choose to invest gradually into a Strategic Allocation through the DCA program. PLEASE SEE THE DOLLAR COST AVERAGING PROGRAM BELOW.

You may only invest in one Strategic Allocation at a time and participation in the Strategic Allocation Program requires that you invest 100% of your initial Purchase Payment and subsequent Purchase Payment(s) in a Strategic Allocation. If you attempt to split your investment between one or more Strategic Allocations, your investment may no longer be consistent with the Strategic Allocations' intended objectives. Additionally, if you invest in any Variable Portfolios in addition to investing in a Strategic Allocation, such an investment may no longer be consistent with the Strategic Allocation's intended objectives. You can transfer 100% of your investment from one Strategic Allocation to a different Strategic Allocation at any time.

WITHDRAWALS

You may request withdrawals, as permitted by your contract, which will be taken proportionately from each of the Variable Portfolios in the Strategic Allocation unless otherwise indicated in your withdrawal instructions. If you choose to make a non-proportional withdrawal from the Variable Portfolios in the Strategic Allocation, your investment may no longer be consistent with the Strategic Allocation's intended objectives. Withdrawals may also be taxable and a 10% IRS penalty may apply if you are under age 59 1/2.

REBALANCING

You can elect to have your investment in the Strategic Allocations rebalanced quarterly, semi-annually or annually to maintain the target asset allocation among the Variable Portfolios of the Strategic Allocation you selected. If you make such an election to rebalance, both the Primary Allocation and the Secondary Allocation will be rebalanced to equal the 67%/33% split discussed above. The target allocations of the Underlying Funds of each Managed Allocation Portfolio are not rebalanced as part of the Strategic Allocation Program. PLEASE SEE MANAGED ALLOCATION PORTFOLIOS ABOVE. Over time, the Strategic Allocation may no longer align with its original investment objective due to the effects of Underlying Fund performance, changes in the Underlying Funds, and the ever-changing investment markets. Therefore, if you do not elect to have your investment in the Strategic Allocation rebalanced at least annually, then your investment may no longer be consistent with the Strategic Allocation's intended objectives. In addition, your investment needs may change.

If you elect certain optional living benefits, you will automatically be enrolled in the Automatic Asset Rebalancing Program and your contract will be rebalanced in accordance with the investment requirements of the living benefit. PLEASE SEE OPTIONAL LIVING BENEFITS BELOW.

IMPORTANT INFORMATION ABOUT THE STRATEGIC ALLOCATION PROGRAM

The Strategic Allocation Program is not intended as ongoing or personalized advice about investing in the Variable Portfolios. We do not provide investment advice regarding whether a Strategic Allocation should be selected or rebalanced or whether it remains appropriate for any individual to invest in accordance with any particular Strategic Allocation as your investment needs change.

The Strategic Allocation Program does not guarantee greater or more consistent returns. Future market and asset class performance may differ from the historical performance upon which the Strategic Allocations may have been built. Also, allocation to a single asset class may outperform a Strategic Allocation, so that you could have better investment returns investing in a single asset class than in a Strategic

Allocation. However, such a strategy may involve a greater degree of risk because of the concentration of similar securities in a single asset class. Further, there can be no assurance that any Variable Portfolio chosen for a particular Strategic Allocation will perform well or that its performance will closely reflect that of the asset class it is designed to represent.

The Strategic Allocations represent suggested allocations that are provided to you as general guidance. You should work with your financial representative in determining if one of the Strategic Allocations meets your financial needs, investment time horizon, and is consistent with your risk tolerance level. Information concerning the specific Strategic Allocations can be obtained from your financial representative.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE STRATEGIC ALLOCATION PROGRAM AT ANY TIME.

STRATEGIC ALLOCATIONS

----------------------------------------------------------------------------------------
                                                                 STRATEGIC
                                       STRATEGIC    STRATEGIC    ALLOCATION   STRATEGIC
                                       ALLOCATION   ALLOCATION    MODERATE    ALLOCATION
         VARIABLE PORTFOLIOS            BALANCED     MODERATE      GROWTH       GROWTH
----------------------------------------------------------------------------------------
 Allocation Balanced                     67.00%        0.00%        0.00%        0.00%
----------------------------------------------------------------------------------------
 Allocation Growth                        0.00%        0.00%        0.00%       67.00%
----------------------------------------------------------------------------------------
 Allocation Moderate                      0.00%       67.00%        0.00%        0.00%
----------------------------------------------------------------------------------------
 Allocation Moderate Growth               0.00%        0.00%       67.00%        0.00%
----------------------------------------------------------------------------------------
 American Funds Global Growth SAST        1.98%        2.31%        2.64%        4.29%
----------------------------------------------------------------------------------------
 American Funds Growth SAST               0.66%        0.99%        1.32%        1.98%
----------------------------------------------------------------------------------------
 American Funds Growth-Income SAST        1.32%        1.65%        1.98%        2.64%
----------------------------------------------------------------------------------------
 Fidelity VIP Contrafund(R)               0.99%        1.32%        1.98%        2.64%
----------------------------------------------------------------------------------------
 Fidelity VIP Equity-Income               2.64%        2.97%        3.30%        3.30%
----------------------------------------------------------------------------------------
 Fidelity VIP Investment Grade Bond      15.51%       10.56%        6.93%        1.32%
----------------------------------------------------------------------------------------
 Fidelity VIP Mid Cap                     3.96%        5.61%        6.27%        7.26%
----------------------------------------------------------------------------------------
 Fidelity VIP Overseas                    1.98%        2.64%        3.30%        4.29%
----------------------------------------------------------------------------------------
 T. Rowe Price Blue Chip Growth II        0.99%        1.32%        1.32%        1.65%
----------------------------------------------------------------------------------------
 T. Rowe Price Equity Income II           2.97%        3.63%        3.96%        4.29%
----------------------------------------------------------------------------------------
                               TOTAL    100.00%      100.00%      100.00%      100.00%
----------------------------------------------------------------------------------------


The Strategic Allocations and their respective investment allocations amongst the Variable Portfolios listed above are current as of the date of this prospectus. Once you invest in a Strategic Allocation, your investments are considered "static" because the Variable Portfolios and the percentages of your contract value allocated to each Variable Portfolio within the Strategic Allocation will not be changed by us. You should speak with your financial representative about how to keep the Variable Portfolio allocations in each Strategic Allocation in line with your investment goals.

SUBSTITUTION, ADDITION OR DELETION OF VARIABLE PORTFOLIOS

We may, subject to any applicable law, make certain changes to the Variable Portfolios offered in your contract. We may offer new Variable Portfolios or stop offering existing Variable Portfolios. New Variable Portfolios may be made available to existing contract owners and Variable Portfolios may be closed to new or subsequent Purchase Payments, transfers or allocations. In addition, we may also liquidate the shares of any Variable Portfolio, substitute the shares of one Underlying Fund held by a Variable Portfolio for another and/or merge Variable Portfolios or cooperate in a merger of Underlying Funds. To the extent required by the Investment Company Act of 1940, as amended, we may be required to obtain SEC approval or your approval.

FIXED ACCOUNTS

Your contract may offer Fixed Accounts for varying guarantee periods. A Fixed Account may be available for differing lengths of time (such as 1, 3, or 5 years). Each guarantee period may have different guaranteed interest rates.

We guarantee that the interest rate credited to amounts allocated to any Fixed Account guarantee periods will never be less than the guaranteed minimum interest rate specified in your contract. Once the rate is established, it will not change for the duration of the guarantee period. We determine which, if any, guarantee periods will be offered at any time in our sole discretion, unless state law requires us to do otherwise. Please check with your financial representative regarding the availability of Fixed Accounts.

There are three categories of interest rates for money allocated to the Fixed Accounts. The applicable rate is guaranteed until the corresponding guarantee period expires. With each category of interest rate, your money may be credited a different rate as follows:

     - Initial Rate: The rate credited to any portion of the initial Purchase Payment allocated to a Fixed Account.

     - Current Rate: The rate credited to any portion of a subsequent Purchase Payment allocated to a Fixed Account.

     - Renewal Rate: The rate credited to money transferred from a Fixed Account or a Variable Portfolio into a Fixed Account and to money remaining in a Fixed Account after expiration of a guarantee period.

When a guarantee period ends, you may leave your money in the same Fixed Account or you may reallocate your money to another Fixed Account, if available, or to the Variable Portfolios. If you do not want to leave your money in the same Fixed Account, you must contact us within 30 days after the end of the guarantee period and provide us with new allocation instructions. WE DO NOT CONTACT YOU. IF YOU DO NOT CONTACT US, YOUR MONEY WILL REMAIN IN THE SAME FIXED ACCOUNT WHERE IT WILL EARN INTEREST AT THE RENEWAL RATE THEN IN EFFECT FOR THAT FIXED ACCOUNT.

We reserve the right to defer payments for a withdrawal from a Fixed Account for up to six months. PLEASE SEE ACCESS TO YOUR MONEY BELOW.

If available, you may systematically transfer interest earned in available Fixed Accounts into any of the Variable Portfolios on certain periodic schedules offered by us. Systematic transfers may be started, changed or terminated at any time by contacting our Annuity Service Center. Check with your financial representative about the current availability of this service.

At any time we are crediting the minimum guaranteed interest rate specified in your contract, we reserve the right to restrict your ability to invest into the Fixed Accounts. All Fixed Accounts may not be available in your state. Please check with your financial representative regarding the availability of Fixed Accounts.

DOLLAR COST AVERAGING FIXED ACCOUNTS

You may invest initial and/or subsequent Purchase Payments in the dollar cost averaging ("DCA") Fixed Accounts, if available. The minimum Purchase Payment that you must invest for the 6-month DCA Fixed Account is $600, for the 12-month DCA Fixed Account ("1-Year DCA Fixed Account") is $1,200 and the 24-month DCA Fixed Account ("2-Year DCA Fixed Account") is $2,400. Purchase Payments less than these minimum amounts will automatically be allocated to available investment options according to your instructions or your current allocation instruction on file. The 6-month, 1-Year and 2-Year DCA Fixed Accounts may not be available in your state. Please check with your financial representative for availability.

Purchase Payments may not be invested in DCA Fixed Accounts if you elect the Seasons Rewards program.

DCA Fixed Accounts credit a fixed rate of interest and can only be elected to facilitate a DCA program. PLEASE SEE DOLLAR COST AVERAGING PROGRAM BELOW for more information. Interest is credited to amounts allocated to the DCA Fixed Accounts while your money is transferred to available investment options over certain specified time frames. The interest rates applicable to the DCA Fixed Accounts may differ from those applicable to any other Fixed Account but will never be less than the minimum guaranteed interest rate specified in your contract. However, when using a DCA Fixed Account, the annual interest rate is paid on a declining balance as you systematically transfer your money to available investment options. Therefore, the actual effective yield will be less than the stated annual crediting rate. We reserve the right to change the availability of DCA Fixed Accounts offered, unless state law requires us to do otherwise.

DOLLAR COST AVERAGING PROGRAM

The DCA program allows you to invest gradually in available investment options at no additional cost. Under the program, you systematically transfer a specified dollar amount or percentage of contract value from a Variable Portfolio, available Fixed Account or DCA Fixed Account ("source account") to any available investment options ("target account"). Fixed Accounts are not available as target accounts for the DCA program. Transfers occur on a monthly periodic schedule. The minimum transfer amount under the DCA program is $100 per transaction, regardless of the source account. Transfers resulting from your participation in the DCA program are not counted towards the number of free transfers per contract year.

We may also offer DCA Fixed Accounts as source accounts exclusively to facilitate the DCA program for a specified time period. The DCA Fixed Accounts only accept initial or subsequent Purchase Payments. You may not make a transfer from a Variable Portfolio or available Fixed Account into a DCA Fixed Account.


If you choose to allocate subsequent Purchase Payments to an active DCA program with an available Fixed Account serving as the source account, the rate applicable to that Fixed Account at the time we receive the subsequent Purchase Payment will apply. Further, we will begin transferring that subsequent Purchase Payment into your target account allocations on the same day of the month as the initial active DCA program. Therefore, you may not receive a full 30 days of interest prior to the first transfer to the target account(s).


You may terminate the DCA program at any time. If you terminate the DCA program and money remains in the DCA Fixed Account(s), we transfer the remaining money according to your current allocation instructions on file.

The DCA program is designed to lessen the impact of market fluctuations on your investment. However, the DCA program can neither guarantee a profit nor protect your investment against a loss. When you elect the DCA program, you are continuously investing in securities fluctuating at different price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

     EXAMPLE OF DCA PROGRAM:

     Assume that you want to move $750 each month from one Variable Portfolio to another Variable Portfolio over six months. You set up a DCA program and purchase Accumulation Units at the following values:

----------------------------------------------------------------
     MONTH        ACCUMULATION UNIT VALUE      UNITS PURCHASED
----------------------------------------------------------------

       1                  $ 7.50                     100
       2                  $ 5.00                     150
       3                  $10.00                      75
       4                  $ 7.50                     100
       5                  $ 5.00                     150
       6                  $ 7.50                     100
----------------------------------------------------------------


     You paid an average price of only $6.67 per Accumulation Unit over six months, while the average market price actually was $7.08. By investing an equal amount of money each month, you automatically buy more Accumulation Units when the market price is low and fewer Accumulation Units when the market price is high. This example is for illustrative purposes only.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE DCA PROGRAM AT ANY
TIME.

TRANSFERS DURING THE ACCUMULATION PHASE

Subject to our rules, restrictions and policies described below, during the Accumulation Phase you may transfer funds between the Variable Portfolios and/or any available Fixed Accounts by telephone (800) 445-7862, through the Company's website (www.sunamerica.com), by U.S. Mail addressed to our Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299 or by facsimile. All transfer instructions submitted via facsimile must be sent to (818) 615-1543; otherwise they will not be considered received by us. We may accept transfers by telephone or the Internet unless you tell us not to on your contract application. When receiving instructions over the telephone or the Internet, we have procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone or the Internet. If we fail to follow our procedures, we may be liable for any losses due to unauthorized or fraudulent instructions.

We cannot guarantee that we will be able to accept telephone, fax and/or internet transfer instructions at all times. Any telephone, fax or computer system, whether it is yours, your broker-dealer's, or ours, can experience outages or delays for a variety of reasons and may prevent our processing of your transfer request. We reserve the right to modify, suspend or terminate telephone, fax and/or internet transfer privileges at any time. If telephone, fax and/or internet access is unavailable, you should make your transfer request in writing by U.S. Mail to our Annuity Service Center.

Any transfer request will be priced as of the day it is received by us in Good Order if the request is received before Market Close. If the transfer request is received after Market Close, the request will be priced as of the next NYSE business day.

Funds already in your contract cannot be transferred into the DCA Fixed
Accounts.

You must transfer at least $100 per transfer. If less than $100 remains in any Variable Portfolio or Fixed Account after a transfer, that amount must be transferred as well.

There is no charge for your first 15 transfers. We charge for transfers in excess of 15 in any contract year. The fee is $25 for each transfer exceeding this limit. Transfers resulting from your participation in the DCA or Automatic Asset Rebalancing programs are not counted towards the number of free transfers per contract year.

SHORT-TERM TRADING POLICIES

We do not want to issue this variable annuity contract to contract owners engaged in trading strategies that seek to benefit from short-term price fluctuations or price inefficiencies in the Variable Portfolios of this product ("Short-Term Trading") and we discourage Short-Term Trading as more fully described below. However, we cannot always anticipate if a potential contract owner intends to engage in Short-Term Trading. Short-Term Trading may create risks that may result in adverse effects on investment return of the Underlying Fund in which a Variable Portfolio invests. Such risks may include, but are not limited to: (1) interference with the management and planned investment strategies of an Underlying Fund; (2) dilution of the interests in the Underlying Fund due to practices such as "arbitrage"; and/or (3) increased brokerage and administrative costs due to forced and unplanned fund turnover. These circumstances may reduce the value of the Variable Portfolio. In addition to negatively impacting the Owner, a reduction in contract value may also be harmful to Annuitants and/or Beneficiaries.

We have adopted the following administrative procedures to discourage Short-Term Trading which are summarized below.

The first 15 transfers in a rolling 12-month look-back period ("12-Month Rolling Period") can be made by telephone, through the Company's website, or in writing by mail or by facsimile. The 15th transfer in a 12-Month Rolling Period triggers the U.S. Mail method of transfer. Therefore, once you make the 15th transfer in a 12-Month Rolling Period, all transfers must be submitted by United States Postal Service first-class mail ("U.S. Mail") for 12-months following the date of the 15th transfer ("Standard U.S. Mail Policy").

For example, if you made a transfer on August 16, 2011 and within the previous twelve months (from August 17, 2010 forward) you made 15 transfers including the August 16th transfer, then all transfers made for twelve months after August 16, 2011 must be submitted by U.S. Mail (from August 17, 2011 through August 16,
2012).

U.S. Mail includes any postal service delivery method that offers delivery no sooner than United States Postal Service first-class mail, as determined in the Company's sole discretion. We will not accept transfer requests sent by any other medium except U.S. Mail during this 12-month period. Transfer requests required to be submitted by U.S. Mail can only be cancelled by a written request sent by U.S. Mail with the appropriate paperwork received prior to the execution of the transfer.

All transfers made on the same day prior to Market Close are considered one transfer request for purposes of applying the Short-Term Trading policy and calculating the number of free transfers. Transfers resulting from your participation in the DCA or Automatic Asset Rebalancing programs are not included for the purposes of determining the number of transfers before applying the Standard U.S. Mail Policy.

We apply the Standard U.S. Mail Policy uniformly and consistently to all contract owners except for omnibus group contracts as described below.

We believe that the Standard U.S. Mail Policy is a sufficient deterrent to Short-Term Trading. However, we may become aware of transfer patterns among the Variable Portfolios and/or Fixed Accounts which appear to be Short-Term Trading or otherwise detrimental to the Variable Portfolios but have not yet triggered the limitations of the Standard U.S. Mail Policy described above. If such transfer activity comes to our attention, we may require you to adhere to our Standard U.S. Mail Policy prior to reaching the specified number of transfers ("Accelerated U.S. Mail Policy"). To the extent we become aware of Short-Term Trading activities which cannot be reasonably controlled solely by the Standard U.S. Mail Policy or the Accelerated U.S. Mail Policy, we reserve the right to evaluate, in our sole discretion, whether to: (1) impose further limits on the size, manner, number and/or frequency of transfers you can make; (2) impose minimum holding periods; (3) reject any Purchase Payment or transfer request;
(4) terminate your transfer privileges; and/or (5) request that you surrender your contract. We will notify you in writing if your transfer privileges are terminated. In addition, we reserve the right not to accept or otherwise restrict transfers from a third party acting for you and not to accept pre-authorized transfer forms.

Some of the factors we may consider when determining whether to accelerate the Standard U.S. Mail Policy, reject transfers or impose other conditions on transfer privileges include:

     (1) the number of transfers made in a defined period;

     (2) the dollar amount of the transfer;

     (3) the total assets of the Variable Portfolio involved in the transfer and/or transfer requests that represent a significant portion of the total assets of the Variable Portfolio;

     (4) the investment objectives and/or asset classes of the particular Variable Portfolio involved in your transfers;

     (5) whether the transfer appears to be part of a pattern of transfers to take advantage of short-term market fluctuations or market inefficiencies;

     (6) the history of transfer activity in the contract or in other contracts we may offer; and/or

     (7) other activity, as determined by us, that creates an appearance, real or perceived, of Short-Term Trading or the possibility of Short-Term Trading.


Notwithstanding the administrative procedures above, there are limitations on the effectiveness of these procedures. Our ability to detect and/or deter Short-Term Trading is limited by operational systems and technological limitations, as well as our ability to predict strategies employed by contract owners (or those acting on their behalf) to avoid detection. We cannot guarantee that we will detect and/or deter all Short-Term Trading and it is likely that some level of Short-Term Trading will occur before it is detected and steps are taken to deter it. To the extent that we are unable to detect and/or deter Short-Term Trading, the Variable Portfolios may be negatively impacted as described above. Additionally, the Variable Portfolios may be harmed by transfer activity related to other insurance companies and/or retirement plans or other investors that invest in shares of the Underlying Fund. Moreover, our ability to deter Short-Term Trading may be limited by decisions by state regulatory bodies and court orders which we cannot predict. You should be aware that the design of our administrative procedures involves inherently subjective decisions which we attempt to make in a fair and reasonable manner consistent with the interests of all Owners of this contract. We do not enter into agreements with contract owners whereby we permit or intentionally disregard Short-Term Trading.


The Standard and Accelerated U.S. Mail Policies are applied uniformly and consistently to contract owners utilizing third party trading services/strategies performing asset allocation services for a number of contract owners at the same time. You should be aware that such third party trading services may engage in transfer activities that can also be detrimental to the Variable Portfolios, including trading relatively large groups of contracts simultaneously. These transfer activities may not be intended to take advantage of short-term price fluctuations or price inefficiencies. However, such activities can create the same or similar risks as Short-Term Trading and negatively impact the Variable Portfolios as described above.

Omnibus group contracts may invest in the same Underlying Funds available in your contract but on an aggregate, not individual basis. Thus, we have limited ability to detect Short-Term Trading in omnibus group contracts and the Standard U.S. Mail Policy does not apply to these contracts.

Our inability to detect Short-Term Trading may negatively impact the Variable Portfolios as described above.

WE RESERVE THE RIGHT TO MODIFY THE POLICIES AND PROCEDURES DESCRIBED IN THIS SECTION AT ANY TIME. To the extent that we exercise this reservation of rights, we will do so uniformly and consistently unless we disclose otherwise.

UNDERLYING FUNDS' SHORT-TERM TRADING POLICIES

Please note that the Underlying Funds have their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. We reserve the right to enforce these Underlying Fund policies and procedures, including, but not limited to, the right to collect a redemption fee on shares of the Underlying Fund if imposed by such Fund's Board of Trustees/Directors. As of the date of this prospectus, none of the Underlying Funds impose a redemption fee. We also reserve the right to reject, with or without prior notice, any purchase, transfer or allocation into a Variable Portfolio if the corresponding Underlying Fund will not accept such purchase, transfer or allocation for any reason. The prospectuses for the Underlying Funds describe these procedures, which may be different among Underlying Funds and may be more or less restrictive than our policies and procedures.

Under rules adopted by the Securities and Exchange Commission, we also have written agreements with the Underlying Funds that obligate us to, among other things, provide the Underlying Funds promptly upon request certain information about you (e.g., your social security number) and your trading activity. In addition, we are obligated to execute instructions from the Underlying Funds to restrict or prohibit further purchases or transfers in an Underlying Fund under certain circumstances.

Many investments in the Underlying Funds outside of these contracts are omnibus orders from intermediaries such as other separate accounts or retirement plans. If an Underlying Fund's policies and procedures fail to successfully detect and discourage Short-Term trading, there may be a negative impact to the owners of the Underlying Fund. If an Underlying Fund believes that an omnibus order we submit may reflect transfer requests from owners engaged in Short-Term Trading, the Underlying Fund may reject the entire omnibus order and delay or prevent us from implementing your transfer request.

TRANSFERS DURING THE INCOME PHASE

During the Income Phase, only one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase. Transfers will be effected for the last NYSE business day of the month in which we receive your request for the transfer.

AUTOMATIC ASSET REBALANCING PROGRAM

Market fluctuations may cause the percentage of your investment in the Variable Portfolios to differ from your original allocations. Under the Automatic Asset Rebalancing Program, you may elect to have your investments in the Variable Portfolios and/or Fixed Accounts, if applicable, periodically rebalanced to return your allocations to the percentages given at your last instructions for no additional charge. If you make a transfer, you must provide updated rebalancing instructions. If you do not provide new rebalancing instructions at the time you make such transfer, we will change your ongoing rebalancing instructions to reflect the percentage allocations among the new Variable Portfolios and/or Fixed Accounts, if applicable, resulting from your transfer which will replace any previous rebalancing instructions you may have provided ("Default Rebalancing Instructions"). You may change any applicable Default Rebalancing Instructions at any time by contacting the Annuity Service Center.

Automatic Asset Rebalancing typically involves shifting a portion of your money out of investment options which had higher returns into investment options which had lower returns. At your request, rebalancing occurs on a quarterly, semiannual or annual basis. Transfers resulting from your participation in this program are not counted against the number of free transfers per contract year. If you elect an optional living benefit with investment requirements, we will automatically enroll you in the Automatic Asset Rebalancing Program with quarterly rebalancing. PLEASE SEE OPTIONAL LIVING BENEFITS BELOW.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE AUTOMATIC ASSET REBALANCING PROGRAM AT ANY TIME.

RETURN PLUS PROGRAM

The Return Plus program, available only if we are offering multi-year Fixed Accounts and available for no additional charge, allocates your investment strategically between the Fixed Accounts and Variable Portfolios. You decide how much you want to invest and approximately when you want a return of Purchase Payments. We calculate how much of your Purchase Payment to allocate to the particular Fixed Account to ensure that it grows to an amount equal to your total Purchase Payment invested under this program. We invest the rest of your Purchase Payment in the Variable Portfolio(s) according to your allocation instructions.

     EXAMPLE OF RETURN PLUS PROGRAM:

     Assume that you want to allocate a portion of your initial Purchase Payment of $100,000 to a multi-year Fixed Account. You want the amount allocated to the multi-year Fixed Account to grow to $100,000 in 3 years. If the 3-year Fixed Account is offering a 4% interest rate, Return Plus will allocate $88,900 to the 3-year Fixed Account to ensure that this amount will grow to $100,000 at the end of the 3-year period. The remaining $11,100 may be allocated among the Variable Portfolios according to your allocation instructions.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE RETURN PLUS PROGRAM AT ANY TIME.

VOTING RIGHTS

The Company is the legal owner of the Trusts' shares. However, when an Underlying Fund solicits proxies in conjunction with a shareholder vote, we must obtain your instructions on how to vote those shares. We vote all of the shares we own in proportion to your instructions. This includes any shares we own on our own behalf. Should we determine that we are no longer required to vote in the manner described above, we will vote the shares in our own right.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                              ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

You can access money in your contract by making a systematic, partial, or total withdrawal, and/or by receiving annuity income payments during the Income Phase. PLEASE SEE ANNUITY INCOME OPTIONS BELOW. Any request for withdrawal will be priced as of the day it is received by us in Good Order at the Annuity Service Center, if the request is received before Market Close. If the request for withdrawal is received after Market Close, the request will be priced as of the next business day.

We deduct a withdrawal charge applicable to any partial or total withdrawal made before the end of the withdrawal charge period.

If you have elected an optional living benefit, you should consider the impact of your withdrawals on the benefit. PLEASE SEE OPTIONAL LIVING BENEFITS BELOW.

FREE WITHDRAWAL AMOUNT

Your contract provides for a free withdrawal amount each year. A free withdrawal amount, as defined below, is the portion of your contract that we allow you to take out each year without being charged a withdrawal charge at the time of the withdrawal if it is taken during the withdrawal charge period. The free withdrawal amount does not reduce the basis used to calculate future annual free withdrawals and withdrawal charges. As a result, if you surrender your contract in the future while withdrawal charges are still applicable, you will not receive the benefit of any previous free withdrawals upon a full surrender for the purpose of calculating the withdrawal charge.

Withdrawals of Purchase Payments made prior to the end of the withdrawal charge schedule that are in excess of your free withdrawal amount will result in a withdrawal charge. Before purchasing this contract, you should consider the effect of withdrawal charges on your investment if you need to withdraw more money than the annual free withdrawal amount during the withdrawal charge period. You should fully discuss this decision with your financial representative.

To determine your free withdrawal amount and your withdrawal charge, we refer to two special terms: "penalty-free earnings" and "total invested amount."

Penalty-free earnings are equal to your contract value less your total invested amount and may be withdrawn free of a withdrawal charge at any time, including upon a full surrender of your contract. Purchase Payments that are no longer subject to a withdrawal charge and not previously withdrawn may also be withdrawn free of a withdrawal charge at any time. The total invested amount is the sum of all Purchase Payments less portions of prior withdrawals that reduce your total invested amount as follows:

     - Free withdrawals in any year that were in excess of your penalty-free earnings and were based on the portion of the total invested amount that was no longer subject to withdrawal charges at the time of the withdrawal; and

     - Any prior withdrawals (including withdrawal charges applicable to those withdrawals) of the total invested amount on which you already paid a withdrawal charge.

When you make a withdrawal, we deduct it from penalty-free earnings first, any remaining penalty-free withdrawal amount, and then from the total invested amount on a first-in, first-out basis. This means that you can also access your Purchase Payments, which are no longer subject to a withdrawal charge before those Purchase Payments, which are still subject to the withdrawal charge.

If you elect an optional living benefit that offers Maximum Annual Withdrawal Amounts, during the first contract year, your free withdrawal amount is the greatest of:

     (1) your penalty-free earnings; or

     (2) if you are participating in the Systematic Withdrawal program, a total of 10% of your total invested amount; or

     (3) the Maximum Annual Withdrawal Amount allowed under the living benefit you elected.

If you elect an optional living benefit that offers Maximum Annual Withdrawal Amounts, after the first contract year, your free withdrawal amount is the greatest of (1), (2) or (3) plus any portion of your total invested amount no longer subject to a withdrawal charge:

     (1) your penalty-free earnings; or

     (2) 10% of the portion of your total invested amount that has been in your contract for at least one year and still subject to a withdrawal charge; or

     (3) the Maximum Annual Withdrawal Amount allowed under the living benefit you elected.

If you do not elect an optional living benefit that offers Maximum Annual Withdrawal Amounts, the provisions below describe your free withdrawal amount.

During the first contract year, your free withdrawal amount is the greater of:

     (1) your penalty-free earnings; or

     (2) if you are participating in the Systematic Withdrawal program, a total of 10% of your total invested amount; or

After the first contract year, your free withdrawal amount is the greater of (1) or (2) plus any portion of your total invested amount no longer subject to a withdrawal charge:

     (1) your penalty-free earnings; or

     (2) 10% of the portion of your total invested amount that has been in your contract for at least one year and still subject to a withdrawal charge.

Amounts withdrawn free of a withdrawal charge under the 10% provision do not reduce the amount you invested for purposes of calculating the withdrawal charge and penalty-free earnings. As a result, if you surrender your contract in the future and withdrawal charges are still applicable, any previous free withdrawals under the 10% provision would then be subject to applicable withdrawal charges. We calculate charges upon surrender of the contract on the day after we receive your request and your contract. We return to you your contract value less any applicable fees and charges.

If you participate in the Seasons Rewards program, you will not receive any deferred Payment Enhancement if you fully withdraw a Purchase Payment or if you surrender your contract prior to the corresponding Deferred Payment Enhancement Date.

Although we do not assess a withdrawal charge when you take a 10% free withdrawal of the total invested amount we will proportionally reduce the amount of any corresponding Deferred Payment Enhancement. PLEASE SEE SEASONS REWARDS PROGRAM ABOVE.

The withdrawal charge percentage is determined by the number of years the Purchase Payment has been in the contract at the time of the withdrawal. PLEASE SEE EXPENSES BELOW. For the purpose of calculating the withdrawal charge if you are surrendering your contract, any prior free withdrawal amount in the current contract year is not subtracted from the total Purchase Payments still subject to withdrawal charges.

For example, you make an initial Purchase Payment of $100,000. For purposes of this example we will assume a 0% growth rate over the life of the contract, no subsequent Purchase Payments and no election of optional features. In contract year 2, you take out your maximum free withdrawal of $10,000. After that free withdrawal your contract value is $90,000. In the 3rd contract year, you request a total withdrawal of your contract. We will apply the following calculation:

A-(B x C)=D, where:
    A=Your contract value at the time of your request for withdrawal ($90,000) B=The amount of your Purchase Payments still subject to withdrawal charge
      ($100,000)
    C=The withdrawal charge percentage applicable to the age of each Purchase
      Payment (assuming 6% is the applicable percentage) [B x C=$6,000]
    D=Your full contract value ($84,000) available for total withdrawal

If you surrender your contract, we may also deduct any premium taxes, if applicable. PLEASE SEE EXPENSES BELOW.

Under most circumstances, the minimum amount you can withdraw is $1,000. We require that the value left in any Variable Portfolio or available Fixed Account be at least $100, after the withdrawal and your total contract value must be at least $500. The request for withdrawal must be in writing and sent to the Annuity Service Center. For withdrawals of $500,000 and more, a signature guarantee is generally required at the time of your request. Unless you provide us with different instructions, partial withdrawals will be made proportionately from each Variable Portfolio and the Fixed Account in which you are invested. In the event that a proportionate partial withdrawal would cause the value of any Variable Portfolio or Fixed Account investment to be less than $100, we will contact you to obtain alternate instructions on how to structure the withdrawal.

Withdrawals made prior to age 59 1/2 may result in a 10% IRS penalty tax. PLEASE SEE TAXES BELOW. Under certain Qualified plans, access to the money in your contract may be restricted.

We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Variable Portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of contract owners; (5) we are on notice that this contract is the subject of a court proceeding, an arbitration, a regulatory matter or other legal action.

Additionally, we reserve the right to defer payments for a withdrawal from a Fixed Account for up to six months.

SYSTEMATIC WITHDRAWAL PROGRAM

During the Accumulation Phase, you may elect to receive periodic withdrawals under the Systematic Withdrawal program for no additional charge. Under the program, you may choose to take monthly, quarterly, semi-annual or annual payments from your contract. Electronic transfer of these withdrawals to your bank account is also available. The minimum amount of each withdrawal is $100. There must be at least $500 remaining in your contract at all times, or withdrawals may be discontinued. Withdrawals may be taxable and a 10% federal penalty tax may apply if you are under age 59 1/2. A withdrawal charge may apply if the amount of the periodic withdrawals in any year exceeds the free withdrawal amount permitted each year. PLEASE SEE ACCESS TO YOUR MONEY ABOVE AND SEE EXPENSES BELOW.

Please contact our Annuity Service Center which can provide the necessary enrollment forms.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SYSTEMATIC WITHDRAWAL PROGRAM AT ANY TIME.


NURSING HOME WAIVER

If you are confined to a nursing home for 60 days or longer, we may waive the withdrawal charge on certain withdrawals prior to the Annuity Date. The waiver applies only to withdrawals made during the confinement period while you are in a nursing home or within 90 days after you leave the nursing home. You cannot use this waiver during the first 90 days after your contract is issued. In addition, the confinement period for which you seek the waiver must begin after you purchase your contract. We will only waive the withdrawal charges on withdrawals or surrenders paid directly to the contract owner, and not to a third party or other financial services company.

In order to use this waiver, you must submit with your withdrawal request to the Annuity Service Center, the following documents: (1) a doctor's note recommending admittance to a nursing home; (2) an admittance form which shows the type of facility you entered; and (3) a bill from the nursing home which shows that you met the 60-day confinement requirement.

MINIMUM CONTRACT VALUE

Where permitted by state law, we may terminate your contract if both of the following occur: (1) your contract value is less than $500 as a result of withdrawals; and (2) you have not made any Purchase Payments during the past three years. We will provide you with sixty days written notice that your contract is being terminated. At the end of the notice period, we will distribute the contract's remaining value to you.

QUALIFIED CONTRACT OWNERS

Certain Qualified plans restrict and/or prohibit your ability to withdraw money from your contract. PLEASE SEE TAXES BELOW for a more detailed explanation.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                            OPTIONAL LIVING BENEFITS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

None of the living benefits described below are currently available for election.

MARKETLOCK INCOME PLUS AND MARKETLOCK FOR LIFE PLUS

The MarketLock Income Plus living benefit may vary depending on when you purchased your contract, please see details below. The MarketLock For Life Plus living benefit may vary depending on the option you elected when you purchased your contract, please see details below.

MarketLock Income Plus and MarketLock For Life Plus are optional guaranteed minimum withdrawal features, available for an additional fee. The features are designed to help you create a guaranteed income stream that may last as long as you live, or as long as you or your spouse live, even if the entire value of your contract has been reduced to zero, provided withdrawals taken are within the parameters of the feature elected. These features may offer protection in the event your contract value declines due to unfavorable investment performance, certain withdrawal activity, if you live longer than expected or any combination of these factors. You may not need to rely on the feature as its value is dependent on your contract's performance, your withdrawal activity and your longevity.

MarketLock Income Plus and MarketLock For Life Plus offer guaranteed lifetime income plus the opportunity to lock in the greater of investment gains or an annual Income Credit (previously referred to as "Bonus").

These features may not be appropriate if you plan to make ongoing Purchase Payments, such as with contributory IRA's or other tax-qualified plans. The features guarantee that only certain Purchase Payments received during the contract's first five years are included in the Income Base (previously referred to as "Benefit Base").

Please remember that all withdrawals, including withdrawals taken under these features, reduce your contract value and your death benefit and may reduce other benefits under the contract. In addition, withdrawals under these features will reduce the free withdrawal amount and may be subject to applicable withdrawal charges if withdrawals taken are in excess of the Maximum Annual Withdrawal Amount, as defined below. The sum of withdrawals in any contract year up to the Maximum Annual Withdrawal Amount will not be assessed a withdrawal charge.

In addition, any withdrawals taken may be subject to a 10% IRS tax penalty if you are under age 59 1/2 at the time of the withdrawal. For information about how the features are treated for income tax purposes, you should consult a qualified tax advisor concerning your particular circumstances. If you must take required minimum distributions and want to ensure that these withdrawals are not considered Excess

Withdrawals, as defined below, your distributions must be set up on the automated monthly minimum distribution withdrawal program administered by our Annuity Service Center. In addition, if you have a Qualified contract, tax law and the terms of the plan may restrict withdrawal amounts.

These optional Living Benefits are designed for individuals and spouses. Thus, if a contract is owned by non-spousal joint Owners, Domestic Partners or Same-Sex Spouses who jointly own a contract and either Owner dies, the surviving Owner must make an election in accordance with the death benefit provisions of the contract in compliance with the IRC, which terminates the Living Benefit. PLEASE SEE DEATH BENEFITS BELOW. Accordingly, the surviving Owner may not receive the full benefit of the Living Benefit.

You may have elected MarketLock Income Plus or any of the MarketLock For Life Plus options and you may have chosen to have the feature cover only your life or the lives of both you and your spouse. We refer to the person or persons whose lifetime withdrawals are guaranteed under the features as the "Covered Person(s)." If the contract is not owned by a natural person, references to Owner(s) apply to the Annuitant(s). To elect one of these features, Covered Persons must have met the age requirement. The age requirement varies depending on the type of contract you purchased, when the contract was issued(1) and the number of Covered Persons. The tables below provide the age requirements for the features.

IF YOU ELECTED ONE COVERED PERSON(1):

------------------------------------------------------------------------------------
                                                        COVERED PERSON
                                           -----------------------------------------
                                                 MINIMUM               MAXIMUM
                                                   AGE                 AGE(2)
------------------------------------------------------------------------------------
                One Owner                          45                    80
------------------------------------------------------------------------------------
              Joint Owners
   (based on the age of the older Owner)           45                    80
------------------------------------------------------------------------------------


IF YOU ELECTED TWO COVERED PERSONS(1):


----------------------------------------------------------------------------------------
                              COVERED PERSON #1                 COVERED PERSON #2
                       -----------------------------------------------------------------
                          MINIMUM          MAXIMUM          MINIMUM          MAXIMUM
                            AGE             AGE(2)            AGE             AGE(2)
----------------------------------------------------------------------------------------
    NON-QUALIFIED:
     Joint Owners            45               80               45               85
----------------------------------------------------------------------------------------
    NON-QUALIFIED:
    One Owner with
       Spousal               45               80               45             N/A(3)
     Beneficiary
----------------------------------------------------------------------------------------
      QUALIFIED:
    One Owner with
       Spousal               45               80               45             N/A(3)
     Beneficiary
----------------------------------------------------------------------------------------


(1) If you elected MarketLock For Life Plus +6% and you purchased your contract prior to November 19, 2007, references to age 45 above are replaced with age 50 and references to age 80 above are replaced with age 75. References to age 85 remain unchanged.

(2) The age requirements for optional death benefits and other optional features may be different than those listed here. You must meet the age requirement for those features in order to elect them.

(3) The age requirement is based solely on the single owner for purposes of issuing the contract with the feature. The spousal beneficiary's age is not considered in determining the maximum issue age of the second Covered Person.

How do MarketLock Income Plus and MarketLock For Life Plus work?

MarketLock Income Plus and MarketLock For Life Plus lock-in the greater of two values in determining the Income Base. The Income Base determines the basis of the Covered Person(s)' guaranteed lifetime benefit which may be taken in a series of withdrawals. Each consecutive one-year period starting from the Effective Date is considered a Benefit Year. A new Income Base is automatically locked in on each Benefit Year anniversary during the Income Base Evaluation Period (initially, the first 5 years if you elected MarketLock Income Plus, the first 5 years if you elected MarketLock For Life Plus on or after May 1, 2009 or the first 10 years if you elected MarketLock For Life Plus prior to May 1, 2009) following the Effective Date based on the greater of (1) the highest Anniversary Value, or (2) the Income Base increased by any available Income Credit, as defined below.

You may elect to extend the Income Base Evaluation Period and the Income Credit Period for additional periods. Please see "CAN I EXTEND THE INCOME BASE EVALUATION PERIOD AND INCOME CREDIT PERIOD?" below.

Is there an additional guarantee if I delay taking withdrawals?

Yes, depending on which feature you elect and when you elected the feature, there is an additional guarantee if you delay taking withdrawals.

If you elected MarketLock Income Plus or MarketLock For Life Plus on or after May 1, 2009 and you do not take any withdrawals before the 12th Benefit Year anniversary following the Effective Date, the Income Base will be increased to equal at least 200% of your first Benefit Year's Eligible Purchase Payments ("Minimum Income Base"). You do not need to elect extensions of the Income Base Evaluation Period in order to be eligible to receive the Minimum Income Base.

If you elected MarketLock Income Plus or MarketLock For Life Plus +7% prior to May 1, 2009 and you do not take any withdrawals before the 10th Benefit Year anniversary following the Effective Date, the Income Base will be increased to equal at least 200% or your first Benefit Year's Eligible Purchase Payments ("Minimum Income Base"). You do not need to elect extensions of the Income Base Evaluation Period in order to be eligible to receive the Minimum Income Base.

What determines the maximum amount of withdrawals I can withdraw each year?

The Maximum Annual Withdrawal Percentage represents the percentage of your Income Base used to calculate the Maximum Annual Withdrawal Amount that you may withdraw each year without reducing the Income Base and the Income Credit Base, if applicable. The Maximum Annual Withdrawal Percentage is determined by the age of the Covered Person(s) at the time of the first withdrawal as shown in the tables below and varies depending on the feature you elected and when your contract was issued.

ONE COVERED PERSON -- MARKETLOCK INCOME PLUS (CONTRACTS ISSUED ON OR AFTER
5/1/09)

If the feature is elected to cover one life but the contract is jointly owned, then the Covered Person must be the older Owner and the following is applicable:

------------------------------------------------------------------------
      AGE OF THE COVERED PERSON AT                MAXIMUM ANNUAL
        TIME OF FIRST WITHDRAWAL               WITHDRAWAL PERCENTAGE
------------------------------------------------------------------------
         Prior to 65th birthday                  4% of Income Base
------------------------------------------------------------------------
        On or after 65th birthday                5% of Income Base
------------------------------------------------------------------------


TWO COVERED PERSONS -- MARKETLOCK INCOME PLUS (CONTRACTS ISSUED ON OR AFTER 5/1/09)

If the feature is elected to cover two lives, the following is applicable:

------------------------------------------------------------------------
  AGE OF THE YOUNGER COVERED PERSON OR
       SURVIVING COVERED PERSON AT                MAXIMUM ANNUAL
        TIME OF FIRST WITHDRAWAL               WITHDRAWAL PERCENTAGE
------------------------------------------------------------------------
         Prior to 65th birthday                  4% of Income Base
------------------------------------------------------------------------
        On or after 65th birthday              4.75% of Income Base
------------------------------------------------------------------------


ONE OR TWO COVERED PERSONS -- MARKETLOCK INCOME PLUS (CONTRACTS ISSUED BETWEEN 5/1/08 AND 4/30/09)

If the feature is elected to cover one life but the contract is jointly owned, then the Covered Person must be the older Owner. If there are two Covered Persons, the age at the time of the first withdrawal is based on the age of the younger of the two Covered Persons.

------------------------------------------------------------------------
      AGE OF THE COVERED PERSON AT                MAXIMUM ANNUAL
        TIME OF FIRST WITHDRAWAL               WITHDRAWAL PERCENTAGE
------------------------------------------------------------------------
         Prior to 62nd birthday                  4% of Income Base
------------------------------------------------------------------------
        On or after 62nd birthday                5% of Income Base
------------------------------------------------------------------------


ONE COVERED PERSON -- MARKETLOCK FOR LIFE PLUS (CONTRACTS ISSUED ON OR AFTER 5/1/09)

If the feature is elected to cover one life but the contract is jointly owned, then the Covered Person must be the older Owner and the following is applicable:

------------------------------------------------------------------------
      AGE OF THE COVERED PERSON AT                MAXIMUM ANNUAL
        TIME OF FIRST WITHDRAWAL               WITHDRAWAL PERCENTAGE
------------------------------------------------------------------------
    At least age 45 but prior to 65th
                 birthday                        4% of Income Base
------------------------------------------------------------------------
    At least age 65 but prior to 76th
                 birthday                        5% of Income Base
------------------------------------------------------------------------
        On or after 76th birthday                6% of Income Base
------------------------------------------------------------------------


TWO COVERED PERSONS -- MARKETLOCK FOR LIFE PLUS (CONTRACTS ISSUED ON OR AFTER 5/1/09)

If the feature is elected to cover two lives, the following is applicable:

------------------------------------------------------------------------
  AGE OF THE YOUNGER COVERED PERSON AT            MAXIMUM ANNUAL
        TIME OF FIRST WITHDRAWAL               WITHDRAWAL PERCENTAGE
------------------------------------------------------------------------
    At least age 45 but prior to 65th
                 birthday                        4% of Income Base
------------------------------------------------------------------------
    At least age 65 but prior to 76th
                 birthday                      4.75% of Income Base
------------------------------------------------------------------------
         On or after 76th birthday             5.75% of Income Base
------------------------------------------------------------------------


ONE OR TWO COVERED PERSONS -- MARKETLOCK FOR LIFE PLUS (CONTRACTS ISSUED BETWEEN 7/30/07 AND 4/30/08)

If the feature is elected to cover one life but the contract is jointly owned, then the Covered Person must be the older Owner. If there are two Covered Persons, the age at the time of the first withdrawal is based on the age of the younger of the two Covered Persons.

------------------------------------------------------------------------
      AGE OF THE COVERED PERSON AT                MAXIMUM ANNUAL
        TIME OF FIRST WITHDRAWAL               WITHDRAWAL PERCENTAGE
------------------------------------------------------------------------
       Prior to the 60th birthday                4% of Income Base
------------------------------------------------------------------------
  At least age 60 but prior to the 76th
                 birthday                        5% of Income Base
------------------------------------------------------------------------
      On or after the 76th birthday              6% of Income Base
------------------------------------------------------------------------


ONE OR TWO COVERED PERSONS -- MARKETLOCK FOR LIFE PLUS (CONTRACTS ISSUED PRIOR TO 7/30/07)

If the feature is elected to cover one life but the contract is jointly owned, then the Covered Person must be the older Owner. If there are two Covered Persons, the age at the time of the first withdrawal is based on the age of the younger of the two Covered Persons.

------------------------------------------------------------------------
      AGE OF THE COVERED PERSON AT                MAXIMUM ANNUAL
        TIME OF FIRST WITHDRAWAL               WITHDRAWAL PERCENTAGE
------------------------------------------------------------------------
------------------------------------------------------------------------
       Prior to the 65th birthday                4% of Income Base
------------------------------------------------------------------------
  At least age 65 but prior to the 76th
                 birthday                        5% of Income Base
------------------------------------------------------------------------
      On or after the 76th birthday              6% of Income Base
------------------------------------------------------------------------

As the original owner, or Continuing Spouse (with a joint life feature) electing to treat the annuity contract as their own, of a Qualified plan under this annuity contract, if you are taking required minimum distributions ("RMD") from this contract, and the amount of the RMD (based only on this contract and using the uniform lifetime table) is greater than the Maximum Annual Withdrawal Amount in any given Benefit Year, no portion of the RMD will be treated as an Excess Withdrawal (defined below). Any portion of a withdrawal in a Benefit Year that is more than the greater of both the Maximum Annual Withdrawal Amount and the RMD amount (as clarified above) will be considered an Excess Withdrawal. If you must take RMD from this contract and want to ensure that these withdrawals are not considered Excess Withdrawals under the feature, your distributions must be set up on the Systematic Withdrawal Program administered by our Annuity Service Center. If you are purchasing this contract by transferring from another IRA and plan to immediately utilize this feature to satisfy RMD, you should take the current year required withdrawal prior to moving your money to this contract since we can only provide one RMD withdrawal per contract year (which may cross over two tax years). Further, if the RMD basis for this tax year was calculated by the investment company from which you are transferring your investment and it is greater than the amount transferred to this contract, we cannot systematically calculate and support the RMD basis. Therefore, you should take the RMD before transferring your investment. Please see "WHAT ARE THE EFFECTS OF WITHDRAWALS ON MARKETLOCK INCOME PLUS AND MARKETLOCK FOR LIFE PLUS?" below.

Are there investment requirements if I elect MarketLock Income Plus or MarketLock For Life Plus?

Yes, as long as you have not elected to cancel the feature, you must comply with investment requirements by allocating your investments as outlined below. You may also use a DCA Fixed Account to comply with investment requirements by setting up your DCA target allocations in accordance with the investment requirements outlined below. The DCA Fixed Accounts are not available if you elect the Seasons Rewards Program.

MARKETLOCK INCOME PLUS AND MARKETLOCK FOR LIFE PLUS +7% OPTION

Allocate 100% of your investments to one of the following:

     - Cash Management Variable Portfolio

     - Managed Allocation Balanced Variable Portfolio

     - Managed Allocation Moderate Variable Portfolio

     - Managed Allocation Moderate Growth Variable Portfolio

     - Strategic Allocation Moderate Growth

     - Strategic Allocation Moderate

     - Strategic Allocation Balanced

     - 6-month, 1-year or 2-year DCA Fixed Accounts, if available

MARKETLOCK FOR LIFE PLUS (CONTRACTS ISSUED ON OR AFTER 5/1/09) AND MARKETLOCK FOR LIFE PLUS +6% OPTION (CONTRACTS ISSUED PRIOR TO 5/1/09)

     (1) Allocate 100% of your investments to one of the following:

          - Cash Management Variable Portfolio

          - Managed Allocation Balanced Variable Portfolio

          - Managed Allocation Moderate Variable Portfolio

          - Managed Allocation Moderate Growth Variable Portfolio

          - Strategic Allocation Moderate Growth

          - Strategic Allocation Moderate

          - Strategic Allocation Balanced

          - 6-month, 1-year or 2-year DCA Fixed Accounts, if available

     (2) Allocate your investments in accordance with the requirements outlined in the table below:

------------------------------------------------------------------------------------
     INVESTMENT            INVESTMENT                  VARIABLE PORTFOLIOS
        GROUP              REQUIREMENT                AND/OR FIXED ACCOUNTS
------------------------------------------------------------------------------------
 A. Non Restricted         Minimum 0%       PREMIER PORTFOLIOS
                          Maximum 100%        Fidelity VIP Investment Grade Bond
                                            SEASONS STRATEGIES
                                              Growth Strategy
                                              Moderate Growth Strategy
                                              Balanced Growth Strategy
                                              Conservative Growth Strategy
                                            SELECT PORTFOLIOS
                                              Diversified Fixed Income Portfolio
                                              Real Return Portfolio
                                              Cash Management Portfolio
                                            MANAGED ALLOCATION PORTFOLIOS
                                              Allocation Moderate Growth Portfolio
                                              Allocation Moderate Portfolio
                                              Allocation Balanced Portfolio

                                            DCA FIXED ACCOUNTS (if available)
                                              6-Month DCA
                                              1-Year DCA
                                              2-Year DCA

                                            FIXED ACCOUNTS
                                              1-Year Fixed (if available)
------------------------------------------------------------------------------------
 B. Equity Maximum         Minimum 0%       PREMIER PORTFOLIOS
                           Maximum 15%        American Funds Growth SAST
                                              American Funds Global Growth SAST
                                              American Funds Growth-Income SAST
                                              Fidelity VIP Overseas
                                              Fidelity VIP Contrafund(R)
                                              Fidelity VIP Mid Cap
                                              Fidelity VIP Equity-Income
                                              T. Rowe Price Blue Chip Growth II
                                              T. Rowe Price Equity Income II
                                            SELECT PORTFOLIOS
                                              Large Cap Growth Portfolio
                                              Large Cap Value Portfolio
                                              Mid Cap Growth Portfolio
                                              Mid Cap Value Portfolio
                                              Small Cap Portfolio
                                              International Equity Portfolio
                                            FOCUSED PORTFOLIOS
                                              Focus Growth Portfolio
                                              Focus Value Portfolio
------------------------------------------------------------------------------------
 C. Fully                 No Investment     MANAGED ALLOCATION PORTFOLIOS
    Restricted               Allowed          Allocation Growth Portfolio
------------------------------------------------------------------------------------

If we offer additional allocations that comply with investment requirements in the future we will give you the opportunity to allocate your investments accordingly.

Your allocation instructions accompanying any Purchase Payment as well as target allocations if you invest in a DCA Fixed Account must comply with the investment requirements, described above, in order for your subsequent Purchase Payment(s) to be considered in Good Order. We will automatically enroll you in the Automatic Asset Rebalancing Program with quarterly rebalancing. We require quarterly rebalancing because market performance and transfer and withdrawal activity may result in your contract's allocations going outside these restrictions. Quarterly rebalancing will ensure that your allocations will continue to comply with the investment requirements for this feature. In addition to quarterly rebalancing, we will initiate rebalancing in accordance with your most current and compliant Automatic Asset Rebalancing instructions on file, after any of the following transactions:

     - any transfer or reallocation you initiate; or

     - any withdrawal you initiate.

Automatic transfers and/or systematic withdrawals will not result in rebalancing. If you make a transfer, you must provide updated rebalancing instructions. If you do not provide new rebalancing instructions at the time you make a transfer, we will change your ongoing rebalancing instructions to reflect the percentage allocations among the new Variable Portfolios resulting from your transfer and/or 1-year Fixed Account, if available ("Default Rebalancing Instructions"). If at any point, for any reason, your rebalancing instructions would result in allocations inconsistent with the investment requirements listed above, we will revert to the last compliant instructions on file. You can modify your rebalancing instructions, as long as they are consistent with the investment requirements, at any time by calling the Annuity Service Center.

We reserve the right to change the investment requirements at any time for prospectively issued contracts. We may also revise the investment requirements for any existing contract to the extent that Variable Portfolios and/or Fixed Accounts are added, deleted, substituted, merged or otherwise reorganized. We will notify you of any changes to the investment requirements due to deletions, substitutions, mergers or reorganizations promptly.

How are the components for MarketLock Income Plus and MarketLock For Life Plus calculated?

FIRST, we determine the ELIGIBLE PURCHASE PAYMENTS, which include:

     1. 100% of Purchase Payments received during the first contract year; and

     2. Purchase Payments received in each of contract years 2-5, capped in each year at an amount equal to 100% of the Purchase Payments received in year 1. This means that if you made a $100,000 Purchase Payment in year 1, Eligible Purchase Payments will include additional Purchase Payments of up to $100,000 contributed in each of contract years 2-5 for a grand total maximum of $500,000 of Eligible Purchase Payments.

Any Purchase Payments made in contract years 2-5 in excess of the annual cap amount as well as all Purchase Payments received after the 5th contract year are considered INELIGIBLE PURCHASE PAYMENTS. The calculation of Eligible Purchase Payments does not include any Payment Enhancements, if applicable, and/or spousal continuation contributions, if applicable; however, Payment Enhancements, if applicable, and/or spousal continuation contributions, if applicable are included in the calculation of Anniversary Values, as defined below. Total Eligible Purchase Payments are limited to $1,500,000 without our prior Company approval.

SECOND, we consider the INCOME CREDIT PERIOD and the INCOME BASE EVALUATION PERIOD. The Income Credit Period is the period of time over which we calculate the Income Credit. The Income Base Evaluation Period is the period of time over which we consider Anniversary Values and if applicable and greater, the Income Base plus the Income Credit during the Income Credit Period. The initial Income Credit Period and the initial Income Base Evaluation Period begin on the Effective Date and end 5 years later if you elected MarketLock Income Plus or MarketLock For Life Plus on or after May 1, 2009 (10 years later if you elected MarketLock For Life Plus prior to May 1, 2009). Please see "CAN I EXTEND THE INCOME BASE EVALUATION PERIOD AND INCOME CREDIT PERIOD?" below.

THIRD, we determine the ANNIVERSARY VALUE which equals your contract value on any contract anniversary during the Income Base Evaluation Period minus any Ineligible Purchase Payments.

FOURTH, we determine the INCOME BASE which initially is equal to the first Eligible Purchase Payment. If the feature is elected after contract issue, the initial Income Base is the contract value on the Effective Date. The Income Base is increased by each subsequent Eligible Purchase Payment, less proportionate adjustments for Excess Withdrawals, as defined below. On each Benefit Year anniversary, we determine if the Income Base should be increased based on the maximum Anniversary Value or any available Income Credit as defined below. Please see "HOW CAN THE INCOME BASE AND INCOME CREDIT BASE BE IN INCREASED?" and "WHAT ARE THE EFFECTS OF WITHDRAWALS ON MARKETLOCK INCOME PLUS AND MARKETLOCK FOR LIFE PLUS?" below.

FIFTH, we determine the INCOME CREDIT BASE which is used solely as a basis for calculating the Income Credit during an Income Credit Period. The initial Income Credit Base is equal to the first Eligible Purchase Payment. If the feature is elected after contract issue, the initial Income Credit Base is the contract value on the Effective Date. The Income Credit Base is increased by each subsequent Eligible Purchase Payment less proportionate adjustments for Excess Withdrawals, as defined below. Please see "HOW CAN THE INCOME BASE AND INCOME CREDIT BASE BE INCREASED?" below.

SIXTH, WE DETERMINE THE INCOME CREDIT which varies by feature as outlined in the table below and is an amount equal to a percentage ("Income Credit Percentage") of the Income Credit Base, on each Benefit Year anniversary. If you elected MarketLock Income Plus and you take withdrawals in a Benefit Year that are less than or equal to the Maximum Annual Withdrawal Amount, the Income Credit Percentage on the Benefit Year anniversary is reduced by a percentage calculated as the sum of all withdrawals taken during the preceding Benefit Year, divided by the Income Base, prior to determining the Income Base for the next Benefit Year. If you take a withdrawal that is greater than the Maximum Annual Withdrawal Amount in the preceding Benefit Year, the Income Credit is equal to zero. If you elected MarketLock For Life Plus, the Income Credit may only be added to the Income Base if no withdrawals are taken in a Benefit Year.

------------------------------------------------------------------------
       FEATURE                     INCOME CREDIT PERCENTAGE
------------------------------------------------------------------------
  MarketLock Income      6% (reduced for withdrawals up to the Maximum
    Plus (contracts                Annual Withdrawal Amount)
  issued on or after
        5/1/09)
------------------------------------------------------------------------
  MarketLock Income      7% (reduced for withdrawals up to the Maximum
         Plus                      Annual Withdrawal Amount)
   (contracts issued
  between 5/1/08 and
       4/30/09)
------------------------------------------------------------------------
    MarketLock For          6% (0% in years withdrawals are taken)
       Life Plus
   (contracts issued
      on or after
        5/1/09)
------------------------------------------------------------------------
    MarketLock For          7% (0% in years withdrawals are taken)
     Life Plus +7%
        Option
------------------------------------------------------------------------
    MarketLock For          6% (0% in years withdrawals are taken)
    Life +6% Option
------------------------------------------------------------------------


SEVENTH, we determine the MAXIMUM ANNUAL WITHDRAWAL AMOUNT, which represents the maximum amount that may be withdrawn each Benefit Year following the Effective Date without reducing the Income Base, and if applicable, the Income Credit Base. The Maximum Annual Withdrawal Amount is calculated by multiplying the Income Base by the applicable Maximum Annual Withdrawal Percentage shown in the tables above.

FINALLY, we determine the EXCESS WITHDRAWALS which are withdrawals in excess of the Maximum Annual Withdrawal Amount. We define Excess Withdrawals as any portion of a withdrawal that causes the total withdrawals in a Benefit Year to exceed the Maximum Annual Withdrawal Amount, including but not limited to any withdrawal in a contract year taken after the Maximum Annual Withdrawal Amount has been withdrawn.

How can the Income Base and Income Credit Base be increased?

On each Benefit Year anniversary during an Income Base Evaluation Period, we determine if the Income Base should be increased based on the maximum Anniversary Value or any available Income Credit.

Maximum Anniversary Value equals the highest Anniversary Value on any Benefit Year anniversary occurring during an Income Base Evaluation Period. On each Benefit Year anniversary during an Income Base Evaluation Period, the Income Base is automatically increased to the Anniversary Value when the Anniversary Value is greater than (a), (b), and (c), where:

     (a) is the cumulative Eligible Purchase Payments; and

     (b) is the current Income Base, increased by the Income Credit, if any; and

     (c) is all previous Anniversary Values during any Income Base Evaluation Period.

On each Benefit Year anniversary during the Income Credit Period, we determine the amount to which the Income Credit Base and/or the Income Base could increase. The components used to determine this amount are:

     (a) the Income Base calculated based on the maximum Anniversary Value; and

     (b) the current Income Base plus the Income Credit.

If (a) is greater than or equal to (b), the Income Credit Base and the Income Base are increased to the current Anniversary Value. If (b) is greater than (a), the Income Base is increased by the Income Credit and the Income Credit Base remains unchanged.

INCREASES TO YOUR INCOME BASE AND INCOME CREDIT BASE OCCUR ON BENEFIT YEAR ANNIVERSARIES AS DESCRIBED ABOVE. HOWEVER, ELIGIBLE PURCHASE PAYMENTS CAN INCREASE YOUR INCOME BASE AND INCOME CREDIT BASE AT THE TIME THEY ARE RECEIVED. YOUR INCOME BASE AND INCOME CREDIT BASE WILL NOT INCREASE EVEN IF YOUR CONTRACT VALUE ON DAYS OTHER THAN THE DAYS IN WHICH WE CONSIDER THE HIGHEST ANNIVERSARY VALUE WAS HIGHER.

The Income Base and Income Credit Base are increased each time subsequent Eligible Purchase Payments are made. The Income Credit Base also increases when the Income Base is increased as a result of a maximum Anniversary Value being achieved that is greater than both the current Income Base and all previous maximum Anniversary Values. The Income Credit Base is decreased each time an Excess Withdrawal is taken, in the same proportion by which the contract value is reduced by the Excess Withdrawal. The Income Base and Income Credit Base are not used in the calculation of the contract value or any other benefits under the contract.

The Income Base and Income Credit Base are adjusted each time an Excess Withdrawal is taken. Other than adjustments made for Excess Withdrawals, the Income Base and Income Credit Base can only be adjusted upwards, and subsequent lower Anniversary Values during the Income Base Evaluation Period will not result in a lower Income Base or lower Income Credit Base.

If you elected MarketLock Income Plus or MarketLock For Life Plus on or after May 1, 2009, the Income Base can also be increased to at least the Minimum Income Base on the 12th Benefit Year anniversary PROVIDED NO WITHDRAWALS ARE TAKEN PRIOR TO THAT ANNIVERSARY. If you are eligible for the Minimum Income Base, the Income Base on the 12th Benefit Year anniversary is the greater of (a) and (b), where:

     (a) is the current Income Base, or if the First and Subsequent Extensions were elected, the Income Base calculated based on the maximum Anniversary Value; and

     (b) is the Minimum Income Base.

If you have elected MarketLock Income Plus or MarketLock For Life Plus +7% Option prior to May 1, 2009, the Income Base, and if applicable, the Income Credit Base, can also be increased to at least the Minimum Income Base on the 10th Benefit Year anniversary, PROVIDED NO WITHDRAWALS ARE TAKEN PRIOR TO THAT ANNIVERSARY. If you are eligible for the Minimum Income Base, the Income Base on the 10th Benefit Year anniversary is the greatest of (a), (b) and (c), where:

     (a) is the current Income Base, or if extension was elected, the Income Base calculated based on the maximum Anniversary Value; and

     (b) is the current Income Base plus the Income Credit, if applicable; and

     (c) is the Minimum Income Base.

On your 10th Benefit Year anniversary, if you are eligible for the Minimum Income Base and for MarketLock Income Plus only, if the First Extension is elected, the Income Credit Base is the greatest of (a), (b) and (c), where:

     (a) is the Income Base calculated based on the maximum Anniversary Value;
         and

     (b) is the current Income Credit Base; and

     (c) is the Minimum Income Base.

How do increases and decreases in the Income Base impact the Maximum Annual Withdrawal Amount?

INCREASES IN THE INCOME BASE
In any Benefit Year where Eligible Purchase Payments are allocated to your contract, any remaining withdrawals of the Maximum Annual Withdrawal Amount will be based on the increased Maximum Annual Withdrawal Amount reduced by withdrawals previously taken in that Benefit Year. If the Income Base is increased on a Benefit Year anniversary, the Maximum Annual Withdrawal Amount will be recalculated on that Benefit Year anniversary by multiplying the increased Income Base by the applicable Maximum Annual Withdrawal Percentage.

DECREASES IN THE INCOME BASE
Excess Withdrawals reduce Your Income Base on the date the Excess Withdrawal occurs. Any Excess Withdrawal in a Benefit Year reduces the Income Base in the same proportion by which the contract value is reduced by the Excess Withdrawal. Please see "What are the effects of withdrawals on MarketLock Income Plus and MarketLock For Life Plus?" below. As a result of a reduction of the Income Base, the new Maximum Annual Withdrawal Amount will be equal to the reduced Income Base multiplied by the applicable Maximum Annual Withdrawal Percentage. The last recalculated Maximum Annual Withdrawal Amount in a given Benefit Year is available for withdrawal at the beginning of the next Benefit Year and may be lower than your previously calculated Maximum Annual Withdrawal Amount. When the contract value is less than the Income Base, Excess Withdrawals will reduce the Income Base by an amount which is greater than the amount of the Excess Withdrawal. In addition, no Income Credit will be added to the Income Base in that Benefit Year.

What are the effects of withdrawals on MarketLock Income Plus and MarketLock For Life Plus?

The Maximum Annual Withdrawal Amount, the Income Base and Income Credit Base may change over time as a result of the timing and amount of withdrawals. If you take a withdrawal before the 12th Benefit Year anniversary (10th Benefit Year anniversary if you elected MarketLock Income Plus or MarketLock For Life Plus +7% option prior to May 1, 2009), your Income Base, and if applicable, the Income Credit Base, is not eligible to be increased to the Minimum Income Base.

You may take withdrawals during a contract year that in total are less than or equal to the Maximum Annual Withdrawal Amount which will not reduce the Income Base or Income Credit Base, if applicable. However, if you choose to take less than the Maximum Annual Withdrawal Amount in any contract year, you may not carry over the unused amount into subsequent years. Your Maximum Annual Withdrawal Amount will not be recalculated solely as a result of taking less than the entire Maximum Annual Withdrawal Amount in any given year.

You should not elect this feature if you plan to take Excess Withdrawals since those withdrawals may significantly reduce or eliminate the value of the feature. In addition, if you have elected MarketLock For Life Plus and you plan to take withdrawals in any year during the Income Credit Period, an Income Credit will not be added to your Income Base on that contract anniversary.

The impact of withdrawals and the effect on certain components of MarketLock Income Plus and MarketLock For Life Plus are further explained below:

     INCOME BASE AND INCOME CREDIT BASE: If the sum of withdrawals in any Benefit Year exceeds the Maximum Annual Withdrawal Amount, the Income Base and Income Credit Base will be reduced for those withdrawals. For each Excess Withdrawal taken, the Income Base and Income Credit Base are reduced in the same proportion by which the contract value is reduced by each Excess Withdrawal. Since Excess Withdrawals reduce the Income Credit Base, it will result in the reduction of the amount of the Income Credit available in subsequent Benefit Years during the Income Credit Period.

     MAXIMUM ANNUAL WITHDRAWAL AMOUNT: The Maximum Annual Withdrawal Amount is recalculated each time there is a change in the Income Base. Accordingly, if the sum of withdrawals in any contract year does not exceed the Maximum Annual Withdrawal Amount for that year, the Maximum Annual Withdrawal Amount will not change for the next year unless your Income Base is increased (as described above under "HOW ARE THE COMPONENTS FOR MARKETLOCK INCOME PLUS AND MARKETLOCK FOR LIFE PLUS CALCULATED?"). If you take an Excess Withdrawal, the Maximum Annual Withdrawal Amount will be recalculated by multiplying the reduced Income Base by the existing Maximum Annual Withdrawal Percentage. This recalculated Maximum Annual Withdrawal Amount is available for withdrawal at the beginning of the next Benefit Year and may be lower than your previous Maximum Annual Withdrawal Amount.

Please remember that all withdrawals, including withdrawals taken under this feature, reduce your contract value and your death benefit and may reduce other benefits under the contract. In addition, withdrawals under this feature will reduce the free withdrawal amount and may be subject to applicable withdrawal charges if in excess of the Maximum Annual Withdrawal Amount and the free withdrawal amount.

What are the fees for MarketLock Income Plus and MarketLock For Life Plus?

The fee for each feature depends on whether you elect to cover one life or two lives and when you purchased your contract, as follows:

----------------------------------------------------------------------------------------------
                                                                             ANNUALIZED FEE
                                                          NUMBER OF         (CALCULATED AS A
                                                           COVERED          PERCENTAGE OF THE
                      FEATURE                              PERSONS            INCOME BASE)
----------------------------------------------------------------------------------------------
 MarketLock Income Plus (contracts issued on or              One                  1.10%
  after 5/1/09)                                              Two                  1.35%
----------------------------------------------------------------------------------------------
 MarketLock Income Plus (contracts issued between            One                  0.95%
  5/1/08 and 4/30/09)                                        Two                  1.20%
----------------------------------------------------------------------------------------------
 MarketLock For Life Plus (contracts issued on or            One                  0.95%
  after 5/1/09)                                              Two                  1.25%
----------------------------------------------------------------------------------------------
 MarketLock For Life Plus 7%                                 One                  0.75%
  Option                                                     Two                  1.00%
----------------------------------------------------------------------------------------------
 MarketLock For Life Plus 6%                                 One                  0.65%
  Option                                                     Two                  0.90%
----------------------------------------------------------------------------------------------


The fee will be calculated and deducted quarterly from your contract value, starting on the first quarter following the Effective Date and ending upon termination of the feature. Once you elect a feature, you will be assessed a non-refundable fee regardless of whether or not you take any withdrawals and/or receive any lifetime annuity income payments under the feature.

An increase in the Income Base due to an adjustment to a higher Anniversary Value, addition of an Income Credit, or subsequent Eligible Purchase Payments will result in an increase to the dollar amount of the fee.

If your contract value falls to zero before the feature has been terminated, fees will no longer be deducted. We will not assess the quarterly fee if you annuitize your contract or if a death benefit is paid before the end of a contract quarter. If the feature is still in effect while your contract value is greater than zero and you surrender your contract, we will assess a pro-rata charge for the fee if you surrender your contract before the end of a contract quarter. The pro-rata charge is calculated by multiplying the full quarterly fee by the number of days between the date the fee was last assessed and the date of surrender divided by the number of days in that contract quarter.

Can I extend the Income Base Evaluation Period and Income Credit Period?

MARKETLOCK INCOME PLUS
Yes, after the initial Income Base Evaluation Period and initial Income Credit Period you may elect to extend both the Income Base Evaluation Period and Income Credit Period for two additional 5 year periods (one additional 5 year period if you elected MarketLock Income Plus on or after May 1, 2009), as long as you have not elected to cancel the feature, and the age of the Covered Person or younger of two

Covered Persons is 85 or younger at the time of extension ("First Extension and Second Extension").

After election of the First Extension and Second Extension, if applicable, as long as you have not elected to cancel the feature and the age of the Covered Person or younger of two Covered Persons is 85 or younger at the time of the next extension, you may elect to extend only the Income Base Evaluation Period for additional 5 year periods ("Subsequent Extensions").

If your contract was issued on or after May 1, 2009 and you have already elected the First Extension and you are at least age 86 but younger than 90, you may elect a Subsequent Extension with the final evaluation occurring prior to your 91(st) birthday. As a result, your final extension will be for a period of less than 5 years ("Reduced Evaluation Period").

Prior to the end of the initial Income Base Evaluation Period and initial Income Credit Period and prior to the end of each Evaluation Period, we will inform you of the terms of the next extension in writing. We will provide you with an extension election form prior to the end of each evaluation period you extend. If you elect to extend the evaluation period(s), you must complete the election form and return it to us or advise us as to your intent to extend in a method acceptable to us.

The fee and investment requirements of the feature may change at the time of extension and may be different than when you initially elected the feature. We guarantee that the current fee as reflected in the Fee Table above will not increase by more than 0.25% at the time of First Extension.

If you do not elect the First Extension and the Second Extension, if applicable, Subsequent Extensions are no longer available for election and the Income Base and Income Credit Base, if applicable, will not be adjusted for higher Anniversary Values or Income Credits on subsequent contract anniversaries. However, you can continue to take the Maximum Annual Withdrawal Amount in effect at the end of the last Income Base Evaluation Period. The Income Base is subject to adjustments for Excess Withdrawals. You will continue to pay the fee at the rate that was in effect during the last Income Base Evaluation Period and you will not be permitted to extend the Income Base Evaluation Period in the future. If you have not taken any withdrawals prior to the 12th Benefit Year anniversary (10th Benefit Year anniversary if elected on or before May 1, 2009), your Income Base will be eligible to be increased to the Minimum Income Base even if you have not elected the First Extension.

MARKETLOCK FOR LIFE PLUS
Depending on when your contract was issued, you may be able to extend the initial Income Base Evaluation Period and the initial Income Credit Period.

IF YOUR CONTRACT WAS ISSUED PRIOR TO APRIL 30, 2009, there is an option to extend only the Income Base Evaluation Period as long as the feature is in effect and the age of the Covered Person or younger of two Covered Persons is age 85 or younger at the time of extension. If you elect to extend the Income Base Evaluation Period, the Income Base can continue to be adjusted upward as described above on each anniversary during the new Income Base Evaluation Period which is a period of 5 years. However, you may not elect to extend the Income Credit period beyond the initial 10 years.

Prior to the end of the initial Income Base Evaluation Period and prior to the end of each evaluation period you elect to extend, we will notify you of the terms of the next extension in writing. We will provide you with an extension election form prior to the end of each evaluation period you extend. If you elect to extend the evaluation period(s), you must complete the election form and return it to us or advise us as to your intent to extend in a method acceptable to us.

The fee and investment requirements of the feature may change at the time of extension and may be different than when you initially elected the feature.

If you do not contact us at the end of each Income Base Evaluation Period to extend the Income Base Evaluation Period, an extension will no longer be available and the Income Base will not be adjusted for higher Anniversary Values on subsequent contract anniversaries. However, you can continue to take the Maximum Annual Withdrawal Amount in effect at the end of the last Income Base Evaluation Period. The Income Base is subject to adjustments for Excess Withdrawals. You will continue to pay the fee at the rate that was in effect during the last Income Base Evaluation Period and you will not be permitted to extend the Income Base Evaluation Period in the future.

IF YOUR CONTRACT WAS ISSUED ON OR AFTER MAY 1, 2009, you may elect to extend both the Income Base Evaluation Period and Income Credit Period for an additional 5 year period after the end of the initial Income Base Evaluation Period and initial Income Credit Period, as long as you have not elected to cancel the feature, and the age of the Covered Person or younger of two Covered Persons is 85 or younger at the time of extension ("First Extension").

After election of the First Extension, as long as you have not elected to cancel the feature and the age of the Covered Person or younger of two Covered Persons is 85 or younger at the time of the next extension, you may elect to extend only the Income Base Evaluation Period for additional 5 year periods ("Subsequent Extensions").

If you have already elected the First Extension and you are at least age 86 but younger than 90, you may elect a Subsequent Extension with the final evaluation occurring prior to your 91st birthday. As a result, your final extension will be for a period of less than 5 years ("Reduced Evaluation Period").

Prior to the end of the initial Income Base Evaluation Period and initial Income Credit Period, and prior to the end of each

Income Base Evaluation Period you elect to extend thereafter, we will inform you of the terms of the next extension in writing. We will provide you with an extension election form at least 60 days prior to the end of each evaluation period. If you elect to extend the evaluation period, you must complete the election form and return it to us or advise us as to your intent to extend in a method acceptable to us no later than the end of the current evaluation period.

The fee and investment requirements of the feature may change at the time of extension and may be different than when you initially elected the feature. We guarantee that the current fee as reflected in the Fee Table above, will not increase by more than 0.25% at the time of First Extension.

If you do not elect the First Extension, Subsequent Extensions are not available for election and the Income Base will not be adjusted for higher Anniversary Values on subsequent Benefit Year anniversaries. However, you can continue to take the Maximum Annual Withdrawal Amount in effect at the end of the last Income Base Evaluation Period. The Income Base is subject to adjustments for Excess Withdrawals. You will continue to pay the fee at the rate that was in effect during the last Income Base Evaluation Period and you will not be permitted to extend the Income Base Evaluation Period in the future. If you have not taken any withdrawals prior to the 12th Benefit Year anniversary, your Income Base will be eligible to be increased to the Minimum Income Base even if you have not elected the First Extension.

PLEASE SEE ADDITIONAL INFORMATION APPLICABLE TO MARKETLOCK INCOME PLUS, MARKETLOCK FOR LIFE PLUS AND MARKETLOCK FOR LIFE BELOW FOR MORE INFORMATION REGARDING THESE LIVING BENEFITS.

MARKETLOCK FOR LIFE

When and how may I elect MarketLock For Life?

You may have elected MarketLock For Life at the time of contract issue (the "Effective Date"). You cannot elect this feature if you elected any other optional living benefit. You may have elected to have the feature cover only your life or the lives of both you and your spouse. We refer to the person or persons whose lifetime withdrawals are guaranteed under MarketLock For Life as the "Covered Person(s)." There are age parameters applicable to this feature which determine whether you could have elected the feature and who could have qualified as a Covered Person. If the contract is not owned by a natural person, references to Owner(s) apply to the Annuitants. The tables below provide the age requirement for electing this feature depending on the type of contract you purchased and the number of Covered Persons.

IF YOU ELECTED ONE COVERED PERSON:

------------------------------------------------------------------------------------
                                                        COVERED PERSON
                                           -----------------------------------------
                                               MINIMUM AGE         MAXIMUM AGE(1)
------------------------------------------------------------------------------------
                One Owner                          45                    80
------------------------------------------------------------------------------------
              Joint Owners
  (based on the age of the older Owner)            45                    80
------------------------------------------------------------------------------------


IF YOU ELECTED TWO COVERED PERSONS:

----------------------------------------------------------------------------------------
                              COVERED PERSON #1                 COVERED PERSON #2
                       -----------------------------------------------------------------
                        MINIMUM AGE     MAXIMUM AGE(1)    MINIMUM AGE     MAXIMUM AGE(1)
----------------------------------------------------------------------------------------
   NON-QUALIFIED:
    Joint Owners             45               80               45               85
----------------------------------------------------------------------------------------
   NON-QUALIFIED:
   One Owner with            45               80               45             N/A(2)
 Spousal Beneficiary
----------------------------------------------------------------------------------------
     QUALIFIED:
   One Owner with            45               80               45             N/A(2)
 Spousal Beneficiary
----------------------------------------------------------------------------------------


(1) The age requirements for optional death benefits and other optional features may be different than those listed here. You must meet the age requirement for those features in order to elect them.

(2) Not applicable because feature availability is based on the younger Covered Person. The spousal beneficiary's age is not considered in determining the maximum issue age of the second Covered Person.

How does MarketLock For Life work?

MarketLock For Life locks in the highest contract anniversary value in determining the Income Base. The Income Base determines the basis of the Covered Person(s)' guaranteed lifetime benefit which may be taken in a series of withdrawals. A new Income Base is automatically locked in on each Benefit Year anniversary during the Income Base Evaluation Period (initially, the first 5 years) following the Effective Date.

You may elect to extend the Income Base Evaluation Period for additional periods. PLEASE SEE "CAN I EXTEND THE INCOME BASE EVALUATION PERIOD BEYOND 5 YEARS?" BELOW.

What determines the Maximum Annual Withdrawal Percentage?

The Maximum Annual Withdrawal Percentage represents the percentage of your Income Base used to calculate the Maximum Annual Withdrawal Amount that you may withdraw each year without decreasing your Income Base. The Maximum Annual Withdrawal Percentage is determined by the age of the Covered Person(s) at the time of the first withdrawal as shown in the table below.

ONE COVERED PERSON

If the feature is elected to cover one life but the contract is jointly owned, then the Covered Person must be the older Owner and the following is applicable:

------------------------------------------------------------------------
                                                       MAXIMUM ANNUAL
           AGE OF THE COVERED PERSON AT                  WITHDRAWAL
             TIME OF FIRST WITHDRAWAL                    PERCENTAGE
------------------------------------------------------------------------
    At least age 45 but prior to 65th birthday        4% of Income Base
------------------------------------------------------------------------
    At least age 65 but prior to 76th birthday        5% of Income Base
------------------------------------------------------------------------
             On or after 76th birthday                6% of Income Base
------------------------------------------------------------------------


TWO COVERED PERSONS

If the feature is elected to cover two lives, the following is applicable:

------------------------------------------------------------------------
  AGE OF THE YOUNGER COVERED PERSON OR SURVIVING       MAXIMUM ANNUAL
                 COVERED PERSON AT                       WITHDRAWAL
             TIME OF FIRST WITHDRAWAL                    PERCENTAGE
------------------------------------------------------------------------
    At least age 45 but prior to 65th birthday        4% of Income Base
------------------------------------------------------------------------
    At least age 65 but prior to 76th birthday      4.75% of Income Base
------------------------------------------------------------------------
             On or after 76th birthday              5.75% of Income Base
------------------------------------------------------------------------


As the original owner, or Continuing Spouse (with a joint life feature) electing to treat the annuity contract as their own, of a Qualified plan under this annuity contract, if you are taking required minimum distributions ("RMD") from this contract, and the amount of the RMD (based only on this contract and using the uniform lifetime table) is greater than the Maximum Annual Withdrawal Amount in any given Benefit Year, no portion of the RMD will be treated as an Excess Withdrawal (defined below). Any portion of a withdrawal in a Benefit Year that is more than the greater of both the Maximum Annual Withdrawal Amount and the RMD amount (as clarified above) will be considered an Excess Withdrawal. If you must take RMD from this contract and want to ensure that these withdrawals are not considered Excess Withdrawals under the feature, your distributions must be set up on the Systematic Withdrawal Program administered by our Annuity Service Center. If you are purchasing this contract by transferring from another IRA and plan to immediately utilize this feature to satisfy RMD, you should take the current year required withdrawal prior to moving your money to this contract since we can only provide one RMD withdrawal per contract year (which may cross over two tax years). Further, if the RMD basis for this tax year was calculated by the investment company from which you are transferring your investment and it is greater than the amount transferred to this contract, we cannot systematically calculate and support the RMD basis. Therefore, you should take the RMD before transferring your investment. PLEASE SEE "WHAT ARE THE EFFECTS OF WITHDRAWALS ON MARKETLOCK FOR LIFE?" BELOW.

Are there investment requirements if I elect MarketLock For Life?

As long as you have not elected to cancel the feature, we require that you allocate your investments in accordance with the investment requirements listed below.

INVESTMENT REQUIREMENTS

You may comply with investment requirements by allocating your investments in accordance with the requirements outlined in either (1) or (2).

     (1) Allocate 100% of your investments to one of the following:

          - Cash Management Variable Portfolio

          - Managed Allocation Balanced Variable Portfolio

          - Managed Allocation Moderate Variable Portfolio

          - Managed Allocation Moderate Growth Variable Portfolio

          - Strategic Allocation Moderate Growth

          - Strategic Allocation Moderate

          - Strategic Allocation Balanced

          - 6-month, 1-Year or 2-Year DCA Fixed Accounts, if available

     (2) Allocate your investments in accordance with the requirements outlined in the table below:


------------------------------------------------------------------------------------
     INVESTMENT            INVESTMENT                  VARIABLE PORTFOLIOS
        GROUP              REQUIREMENT                AND/OR FIXED ACCOUNTS
------------------------------------------------------------------------------------
 A. Non Restricted         Minimum 0%       PREMIER PORTFOLIOS
                          Maximum 100%        Fidelity VIP Investment Grade Bond
                                            SEASONS STRATEGIES
                                              Growth Strategy
                                              Moderate Growth Strategy
                                              Balanced Growth Strategy
                                              Conservative Growth Strategy
                                            SELECT PORTFOLIOS
                                              Diversified Fixed Income Portfolio
                                              Real Return Portfolio
                                              Cash Management Portfolio
                                            MANAGED ALLOCATION PORTFOLIOS
                                              Allocation Moderate Growth Portfolio
                                              Allocation Moderate Portfolio
                                              Allocation Balanced Portfolio

                                            DCA FIXED ACCOUNTS (if available)
                                              6-Month DCA
                                              1-Year DCA
                                              2-Year DCA

                                            FIXED ACCOUNTS
                                              1-Year Fixed (if available)
------------------------------------------------------------------------------------
 B. Equity Maximum         Minimum 0%       PREMIER PORTFOLIOS
                           Maximum 15%        American Funds Growth SAST
                                              American Funds Global Growth SAST
                                              American Funds Growth-Income SAST
                                              Fidelity VIP Overseas
                                              Fidelity VIP Contrafund(R)
                                              Fidelity VIP Mid Cap
                                              Fidelity VIP Equity-Income
                                              T. Rowe Price Blue Chip Growth II
                                              T. Rowe Price Equity Income II
                                            SELECT PORTFOLIOS
                                              Large Cap Growth Portfolio
                                              Large Cap Value Portfolio
                                              Mid Cap Growth Portfolio
                                              Mid Cap Value Portfolio
                                              Small Cap Portfolio
                                              International Equity Portfolio
                                            FOCUSED PORTFOLIOS
                                              Focus Growth Portfolio
                                              Focus Value Portfolio
------------------------------------------------------------------------------------
 C. Fully                 No Investment     MANAGED ALLOCATION PORTFOLIOS
    Restricted               Allowed          Allocation Growth Portfolio
------------------------------------------------------------------------------------



Your allocation instructions accompanying any Purchase Payment as well as your target allocations if you invest in a DCA Fixed Account must comply with the investment requirements, described above, in order for your application or subsequent Purchase Payment(s) allocation instructions to be considered in Good Order. We will automatically enroll you in the Automatic Asset Rebalancing Program with quarterly rebalancing. If rebalancing instructions are not provided, we will align your rebalancing allocations with your Purchase Payment instructions, or if using a DCA Fixed Account, your target DCA instructions. We require quarterly rebalancing because market performance and transfer and withdrawal activity may result in your contract's allocations going outside these requirements. Quarterly rebalancing will ensure that your allocations will continue to comply with the investment requirements for this feature.

We will initiate rebalancing in accordance with your most current and compliant Automatic Asset Rebalancing instructions on file, after any transfer you initiate, or any withdrawal you initiate. Because automatic transfers and/or systematic withdrawals will not result in rebalancing before the next automatic quarterly rebalancing occurs, if you make a transfer, you must provide updated rebalancing instructions. If you do not provide new rebalancing instructions at the time you make a transfer, we will change your ongoing rebalancing instructions to reflect the percentage allocations among the new Variable Portfolios and/or 1-year Fixed Account, if available, resulting from your transfer ("Default Rebalancing Instructions"). If at any point, for any reason, your rebalancing instructions would result in allocations inconsistent with the investment requirements listed above, we will revert to the last compliant instructions on file. You can modify your rebalancing instructions, as long as they are consistent with the investment requirements, at any time by calling the Annuity Service Center.

The investment requirements may reduce the need to rely on the guarantees provided by this Living Benefit because they allocate your investment across asset classes and potentially limit market volatility. As a result, you may have better or worse investment returns by allocating your investments more aggressively. We reserve the right to change the investment requirements at any time for prospectively issued contracts. We may also revise the investment requirements for any existing contract to the extent Variable Portfolios and/or Fixed Accounts are added, deleted, substituted, merged or otherwise reorganized. We will promptly notify you of any changes to the investment requirements due to deletions, substitutions, mergers or reorganizations.

How are the components for MarketLock for Life calculated?

FIRST, we determine the ELIGIBLE PURCHASE PAYMENTS, which include:

     1. 100% of Purchase Payments received during the first contract year; and

     2. Purchase Payments received in each of contract years 2-5, capped in each year at an amount equal to 100% of the Purchase Payments received in year 1. This means that if you made a $100,000 Purchase Payment in year 1, Eligible Purchase Payments will include additional Purchase Payments of up to $100,000 contributed in each of contract years 2-5 for a grand total maximum of $500,000 of Eligible Purchase Payments.

Any Purchase Payments made in contract years 2-5 in excess of the annual cap amount as well as all Purchase Payments received after the 5th contract year are considered INELIGIBLE PURCHASE PAYMENTS. The calculation of Eligible Purchase Payments does not include any Payment Enhancements, if applicable, and spousal continuation contributions, if applicable; however, Payment

Enhancements, if applicable, and continuation contributions, if applicable are included in the calculation of Anniversary Value, as defined below. PLEASE SEE SPOUSAL CONTINUATION BELOW. Total Eligible Purchase Payments are limited to $1,500,000 without prior Company approval.

SECOND, we consider the INCOME BASE EVALUATION PERIOD. The Income Base Evaluation Period is the period of time over which we will consider Anniversary Values. The Income Base Evaluation Period begins on the Effective Date and ends 5 years later. At the end of the Income Base Evaluation Period, you may contact us to extend the Income Base Evaluation Period. PLEASE SEE "CAN I EXTEND THE INCOME BASE EVALUATION PERIOD BEYOND 5 YEARS?" BELOW.

THIRD, we determine the ANNIVERSARY VALUE which equals your contract value on any contract anniversary during the Income Base Evaluation Period minus any Ineligible Purchase Payments.

FOURTH, we determine the INCOME BASE which initially is equal to the first Eligible Purchase Payment. Each year following the Effective Date is a Benefit Year. Only on each Benefit Year anniversary do we determine if the Income Base should be increased based on cumulative Eligible Purchase Payments or the highest Anniversary Value. The calculation and components of this determination are detailed below.

FIFTH, we determine the MAXIMUM ANNUAL WITHDRAWAL AMOUNT, which represents the maximum amount that may be withdrawn each Benefit Year following the Effective Date without reducing the Income Base. The Maximum Annual Withdrawal Amount is calculated by multiplying the Income Base by the applicable Maximum Annual Withdrawal Percentage shown in the tables above.

FINALLY, we determine the EXCESS WITHDRAWALS which are withdrawals in excess of the Maximum Annual Withdrawal Amount. We define Excess Withdrawals as any portion of a withdrawal that causes the total withdrawals in a Benefit Year to exceed the Maximum Annual Withdrawal Amount, including but not limited to any withdrawal in a contract year taken after the Maximum Annual Withdrawal Amount has been withdrawn.

How can the Income Base be increased?

On each Benefit Year anniversary during an Income Base Evaluation Period, we determine if the Income Base should be increased based on the maximum Anniversary Value.

Maximum Anniversary Value equals the highest Anniversary Value on any Benefit Year anniversary occurring during an Income Base Evaluation Period. On each Benefit Year anniversary during an Income Base Evaluation Period, the Income Base is automatically increased to the Anniversary Value when the Anniversary Value is greater than (a), (b), and (c), where:

     (a) is the cumulative Eligible Purchase Payments; and

     (b) is the current Income Base; and

     (c) is all previous Anniversary Values during any Income Base Evaluation Period.

INCREASES TO YOUR INCOME BASE OCCUR ON BENEFIT YEAR ANNIVERSARIES AS DESCRIBED ABOVE. HOWEVER, ELIGIBLE PURCHASE PAYMENTS CAN INCREASE YOUR INCOME BASE AT THE TIME THEY ARE RECEIVED. YOUR INCOME BASE WILL NOT INCREASE EVEN IF YOUR CONTRACT VALUE ON DAYS OTHER THAN THE DAYS IN WHICH WE CONSIDER THE HIGHEST ANNIVERSARY VALUE WAS HIGHER.

What is the fee for MarketLock For Life?

The fee for MarketLock For Life depends on whether you elect to cover one life or two lives. The fee is as follows:

-------------------------------------------------------------------------------
                                                           ANNUALIZED FEE
              ALL YEARS IN WHICH THE                (CALCULATED AS A PERCENTAGE
               FEATURE IS IN EFFECT                     OF THE INCOME BASE)
-------------------------------------------------------------------------------
 For One Covered Person                                 0.70% of Income Base
-------------------------------------------------------------------------------
 For Two Covered Persons                                0.95% of Income Base
-------------------------------------------------------------------------------


The fee will be calculated and deducted quarterly from your contract value, starting on the first quarter following the Effective Date and ending upon termination of the Benefit.

An increase in the Income Base due to an adjustment to a higher Anniversary Value, or subsequent Eligible Purchase Payments will result in an increase to the dollar amount of the fee. The fee of the feature may change at the time of extension and may be different than when you initially elected the feature.

If your contract value falls to zero before the feature has been terminated, fees will no longer be deducted. We will not assess the quarterly fee if you annuitize your contract before the end of a contract quarter. If the feature is still in effect while your contract value is greater than zero, and you surrender your contract, we will assess a pro-rata charge for the fee if you surrender your contract before the end of a contract quarter. The pro-rata charge is calculated by multiplying the prior fee by the number of days between the date the fee was last assessed and the date of surrender divided by the number of days in a contract quarter.

What are the effects of withdrawals on MarketLock For Life?

The Maximum Annual Withdrawal Amount and the Income Base may change over time as a result of the timing and amount of withdrawals.

Withdrawals during a contract year that in total are less than or equal to the Maximum Annual Withdrawal Amount will not reduce the Income Base. However, if you choose to take less than the Maximum Annual Withdrawal Amount in any contract year, you may not carry over the unused amount into subsequent years. Your Maximum Annual Withdrawal Amount in any year will not be recalculated solely as a result of taking less than the entire Maximum Annual Withdrawal Amount in the prior year. Please note that if you delay taking withdrawals for too long, you may limit the number of remaining years (due to your life expectancy) in which you may take withdrawals.

You should not elect this feature if you plan to take Excess Withdrawals since those withdrawals may significantly reduce or eliminate the value of the feature.

The impact of withdrawals and the effect on each component of MarketLock For Life are further explained below:

     INCOME BASE: If the sum of withdrawals in any Benefit Year exceeds the Maximum Annual Withdrawal Amount, the Income Base will be reduced for those withdrawals.

     For each Excess Withdrawal taken, the Income Base is reduced in the same proportion by which the contract value is reduced by the amount in excess of the Maximum Annual Withdrawal Amount. This means that the reduction in the Income Base could be more or less than a dollar-for-dollar reduction.

     MAXIMUM ANNUAL WITHDRAWAL AMOUNT: The Maximum Annual Withdrawal Amount is recalculated each time there is a change in the Income Base. Accordingly, if the sum of withdrawals in any contract year does not exceed the Maximum Annual Withdrawal Amount for that year, the Maximum Annual Withdrawal Amount will not change for the next year unless your Income Base is increased (as described above under "HOW ARE THE COMPONENTS FOR MARKETLOCK FOR LIFE CALCULATED?").

If you take an Excess Withdrawal, the Maximum Annual Withdrawal Amount will be recalculated by multiplying the reduced Income Base by the existing Maximum Annual Withdrawal Percentage. This recalculated Maximum Annual Withdrawal Amount will be available for withdrawal at the beginning of the next Benefit Year and may be lower than your previous Maximum Annual Withdrawal Amount.

All withdrawals, including withdrawals taken under this feature, reduce your contract value and your death benefit and may impact other provisions of your contract. In addition, withdrawals under this feature will reduce the free withdrawal amount and may be subject to applicable withdrawal charges if in excess of the Maximum Annual Withdrawal Amount. The sum of withdrawals in any Benefit Year up to the Maximum Annual Withdrawal Amount will not be assessed a withdrawal charge. PLEASE SEE ACCESS TO YOUR MONEY ABOVE AND EXPENSES BELOW.

Can I extend the Income Base Evaluation Period beyond 5 years?

After the initial Income Base Evaluation Period, you may elect to extend the Income Base Evaluation Period for an additional 5 year period, as long as you have not elected to cancel the feature, and the age of the Covered Person or younger of two Covered Persons is 85 or younger at the time of extension ("First Extension").

After election of the First Extension, as long as you have not elected to cancel the feature and the age of the Covered Person or younger of two Covered Persons is 85 or younger at the time of the next extension, you may elect to extend the Income Base Evaluation Period for additional 5 year periods ("Subsequent Extensions").

If you have already elected the First Extension and you are at least age 86 but younger than 90, you may elect a Subsequent Extension with the final evaluation occurring prior to your 91st birthday. As a result, your final extension will be for a period of less than 5 years ("Reduced Evaluation Period").

Prior to the end of each Income Base Evaluation Period you elect to extend, we will inform you of the terms of the next extension in writing. We will provide you with an extension election form at least 60 days prior to the end of each Income Base Evaluation Period. If you elect to extend the feature, you must complete the election form and return it to us or advise us as to your intent to extend in a method acceptable to us no later than the end of the current Income Base Evaluation Period.

The fee and investment requirements of the feature may change at the time of extension and may be different than when you initially elected the feature. We guarantee that the current fee as reflected in the Fee Table above, will not increase by more than 0.25% at the time of First Extension.

If you do not elect the First Extension, Subsequent Extensions are no longer available for election and the Income Base will not be adjusted for higher Anniversary Values on subsequent Benefit Year anniversaries. However, you can continue to take the Maximum Annual Withdrawal Amount in effect at the end of the last Income Base Evaluation Period. The Income Base is subject to adjustments for Excess Withdrawals. You will continue to pay the fee at the rate that was in effect during the last Income Base Evaluation Period and you will not be permitted to extend the Income Base Evaluation Period in the future. We also reserve the right to modify MarketLock For Life at the time of extension for existing contracts as indicated above.

PLEASE SEE ADDITIONAL IMPORTANT INFORMATION APPLICABLE TO MARKETLOCK INCOME PLUS, MARKETLOCK FOR LIFE PLUS AND MARKETLOCK FOR LIFE BELOW FOR MORE INFORMATION THESE LIVING BENEFITS.

ADDITIONAL INFORMATION ABOUT MARKETLOCK INCOME PLUS, MARKETLOCK FOR LIFE PLUS AND MARKETLOCK FOR LIFE

The following provides additional information applicable to these optional living benefits ("Living Benefit(s)").

What happens if the contract value is reduced to zero?

All withdrawals from the contract, including withdrawals under this feature, will reduce your contract value. Unfavorable investment experience may also reduce your contract value. If the contract value is reduced to zero but the Income Base is greater than zero, we will continue to pay guaranteed payments under the terms of the Living Benefit over the lifetime of the Covered Person(s); however, the Income Base is no longer eligible to be increased.

However, if at any time an Excess Withdrawal reduces your contract value to zero, no further benefits will remain under the Living Benefit and your contract along with the Living Benefit will terminate. For MarketLock Income Plus and MarketLock For Life Plus, an Income Credit is not available if the contract value is reduced to zero, even if a Living Benefit remains payable.

If the contract value is reduced to zero, the contract's other benefits will be terminated. You may no longer make subsequent Purchase Payments or transfers, and no death benefit or future annuity income payments are available. Therefore, you should be aware that, particularly during times of unfavorable investment performance, withdrawals taken under the Living Benefit may reduce the contract value to zero and eliminate any other benefits of the contract.

When the contract value equals zero but a benefit remains payable, to receive any remaining Living Benefit, you must select one of the following:

     1. The current Maximum Annual Withdrawal Amount, divided equally and paid on a monthly, quarterly, semi-annual or annual frequency as selected by you until the date of death of the Covered Person(s); or

     2. Any option mutually agreeable between you and us.

If you do not select an option above, the remaining Living Benefit will be paid as the current Maximum Annual Withdrawal Amount based on the Maximum Annual Withdrawal Percentage applicable to the Living Benefit divided equally and paid on a quarterly basis until the date of death of the Covered Person(s).

Any amounts that we may pay under the Living Benefit in excess of your contract value are subject to the Company's financial strength and claims-paying ability.

What happens to my Living Benefit upon a spousal continuation?

If there is one Covered Person and that person dies, the surviving spousal joint owner or spousal beneficiary may elect to:

     1. Make a death claim if the contract value is greater than zero which terminates the Living Benefit and the contract; or

     2. Continue the contract if the contract value is greater than zero, without the Living Benefit and its corresponding fee.

If there are two Covered Persons, upon the death of one Covered Person, the surviving Covered Person may elect to:

     1. Make a death claim if the contract value is greater than zero, which terminates the Living Benefit and the contract; or

     2. Continue the contract with the Living Benefit and its corresponding fee.

The components of the Living Benefit in effect at the time of spousal continuation will not change. The surviving Covered Person can elect to receive withdrawals in accordance with the provisions of the Living Benefit elected based on the age of the younger Covered Person at the time the first withdrawal was taken. If no withdrawals were taken prior to the spousal continuation, the Maximum Annual Withdrawal Percentage will be based on the age of the surviving Covered Person at the time the first withdrawal is taken.

If spousal continuation occurs during the Income Base Evaluation Period and/or Income Credit Period, if applicable, the Continuing Spouse will continue to receive any increases to the Income Base during the remaining Income Base Evaluation Period and/or Income Credit Period, if applicable.

If you have elected MarketLock Income Plus or MarketLock For Life Plus on or after May 1, 2009, the Continuing Spouse is eligible to receive the Minimum Income Base if no withdrawals have been taken during the first 12 Benefit Years following the Effective Date. Please see "IS THERE AN ADDITIONAL GUARANTEE IF I DELAY TAKING WITHDRAWALS?"

If you have elected MarketLock Income Plus or MarketLock For Life Plus +7% option prior to May 1, 2009, the Continuing Spouse is eligible to receive the Minimum Income Base if no withdrawals have been taken during the first 10 Benefit Years following the Effective Date. Please see "IS THERE AN ADDITIONAL GUARANTEE IF I DELAY TAKING WITHDRAWALS?"

For all Living Benefits, the Continuing Spouse will be eligible to elect to extend the Income Base Evaluation Period and the Income Credit Period, if applicable, upon the expiration of the applicable period. Please see "CAN I EXTEND THE INCOME BASE EVALUATION PERIOD AND INCOME CREDIT PERIOD?" above.

Can a non-spousal Beneficiary elect to receive any remaining benefits under my Living Benefit upon the death of the second spouse?

No. Upon the death of the Covered Person(s), if the contract value is greater than zero, a non-spousal beneficiary must make an election under the death benefit provisions of the contract, which terminates the Living Benefit.

What happens to my Living Benefit upon the Latest Annuity Date?

If the contract value and the Income Base are greater than zero on the Latest Annuity Date, you must select one of the following:

     1. Annuitize the contract value under the contract's annuity provisions; or

     2. Elect to receive the current Maximum Annual Withdrawal Amount on the Latest Annuity Date divided equally and paid on a monthly, quarterly, semi-annual or annual frequency as selected by you until the date of death of the Covered Person(s); or

     3. Any option mutually agreeable between you and us.

If you do not elect an option listed above, on the Latest Annuity Date, we may annuitize the contract value in accordance with Annuity Income Option 3, as described in ANNUITY INCOME OPTIONS below. At that point, the Accumulation Phase of your contract ends and the Income Phase begins.

Can I elect to cancel my Living Benefit?

The Living Benefit may be cancelled by you on the 5th Benefit Year anniversary, the 10th Benefit Year anniversary, or any Benefit Year anniversary after the 10th Benefit Year anniversary. Once you elect to cancel the Living Benefit, you will no longer be charged a fee after the cancellation is effective and the guarantees under the Living Benefit are terminated. In addition, the investment requirements for Living Benefit will no longer apply to your contract. You may not extend the Income Base Evaluation Period or Income Credit Period, if applicable, and you may not re-elect or reinstate the Living Benefit after cancellation.

If there are two Covered Persons, upon the death of the first Covered Person, the surviving Covered Person (generally, the Continuing Spouse) may cancel the Living Benefit on the 5th Benefit Year anniversary, the 10th Benefit Year anniversary, or any Benefit Year anniversary after the 10th Benefit Year anniversary following the death of the first Covered Person. Once the surviving Covered Person elects to cancel the feature, the fee will no longer be charged and the guarantees under the Living Benefit will be terminated. In addition, the investment requirements for the Living Benefit will no longer apply to the contract. The surviving Covered Person may not extend the Income Base Evaluation Period or Income Credit Period, if applicable, and may no longer re-elect or reinstate the Living Benefit after cancellation.

Are there circumstances under which my Living Benefit will automatically terminate?

The Living Benefit automatically terminates upon the occurrence of one of the following:

     1. Annuitization of the contract; or

     2. Termination or surrender of the contract; or

     3. A death benefit is paid and the contract is terminated; or

     4. Excess Withdrawals reduce the contract value to zero; or

     5. Death of the Covered Person, if only one is elected; or, if two are elected, death of the surviving Covered Person; or

     6. A change that removes all Covered Persons from the contract except as noted below and under "ARE THERE CIRCUMSTANCES UNDER WHICH GUARANTEED WITHDRAWALS FOR TWO COVERED PERSONS, IF ELECTED, TERMINATE FOR ONE OF THE COVERED PERSONS?"

If a change of ownership occurs from a natural person to a non-natural entity, the original natural Owner(s) must also be the Annuitant(s) after the ownership change to prevent termination of the Living Benefit. A change of ownership from a non-natural entity to a natural person can only occur if the new natural Owner(s) was the original natural Annuitant(s) in order to prevent termination of the Living Benefit. Any ownership change is contingent upon prior review and approval by the Company.

Are there circumstances under which guaranteed withdrawals for two Covered Persons, if elected, terminate for one of the Covered Persons?

Under any of the following circumstances, the Living Benefit will provide a guarantee for one Covered Person and not the lifetime of the other Covered
Person:

     1. One of the two Covered Persons is removed from the contract, due to reasons other than death; or

     2. The original spousal joint Owners or spousal beneficiary, who are the Covered Persons, are no longer married at the time of death of the first spouse.

Under these circumstances, the fee for the Living Benefit based on two Covered Persons remains unchanged and the guaranteed withdrawals are payable for the remaining Covered Person only. However, the remaining Covered Person may choose to terminate the feature as described under "CAN I ELECT TO CANCEL MY LIVING BENEFIT FEATURE?" above.

WE ALSO RESERVE THE RIGHT TO MODIFY THE LIVING BENEFITS AT THE TIME OF EXTENSION FOR EXISTING CONTRACTS AS INDICATED ABOVE.

MARKETLOCK AND MARKETLOCK FOR TWO

MarketLock and MarketLock For Two are optional guaranteed minimum withdrawal benefits that guarantee an income stream based on Purchase Payments made during the first two contract years and only guarantee lifetime withdrawals in the manner described below. These features may not be appropriate if you plan to make ongoing Purchase Payments, such as with contributory IRA's or tax-qualified plans.

WITHDRAWALS UNDER THE FEATURES ARE TREATED LIKE ANY OTHER WITHDRAWAL FOR THE PURPOSE OF CALCULATING TAXABLE INCOME, DEDUCTING APPLICABLE WITHDRAWAL CHARGES, AND REDUCING THE CONTRACT VALUE, FREE WITHDRAWAL AMOUNTS AND ALL OTHER BENEFITS, FEATURES AND CONDITIONS OF YOUR CONTRACT.

Any withdrawals taken may be subject to a 10% IRS tax penalty if you are under age 59 1/2 at the time of the withdrawal. For information about how the feature is treated for income tax purposes, you should consult a qualified tax advisor concerning your particular circumstances. If you take required minimum distributions and have elected this feature, your distributions must be set up on the automated minimum distribution withdrawal program administered by our Annuity Service Center. In addition, if you have a Qualified contract, tax law and the terms of the plan may restrict withdrawal amounts.

MARKETLOCK
For contracts issued prior to May 1, 2006, MarketLock guarantees annual withdrawals based on the Maximum Anniversary Value (MAV) during the first 10 years of the contract. In addition, for contracts issued on or after May 1, 2006, if the owner begins withdrawals after age 65, the withdrawal amount is guaranteed to last for life.

MARKETLOCK SUMMARY TABLE:

-----------------------------------------------------------------------
                          MAXIMUM                           MAXIMUM
                           ANNUAL                            ANNUAL
                         WITHDRAWAL    INITIAL MINIMUM     WITHDRAWAL
                        PERCENTAGE*       WITHDRAWAL     PERCENTAGE IF
    TIME OF FIRST       PRIOR TO ANY   PERIOD PRIOR TO    EXTENSION IS
     WITHDRAWAL          EXTENSION      ANY EXTENSION       ELECTED
-----------------------------------------------------------------------
 Before 5th Benefit          5%            20 years            5%
  Year anniversary
-----------------------------------------------------------------------
 On or after 5th             7%          14.28 years           7%
  Benefit Year
  anniversary
-----------------------------------------------------------------------
 On or after 10th           10%            10 years            7%
  Benefit Year
  anniversary
-----------------------------------------------------------------------
 On or after 20th           10%            10 years           10%
  Benefit Year
  anniversary
-----------------------------------------------------------------------
 On or after the             5%          Life of the           5%
  older contract                        older contract
  owner's 65th                              owner
  birthday**
-----------------------------------------------------------------------


* For the purposes of complying with the Maximum Annual Withdrawal Percentage, the amount of the withdrawal would include any charges applicable to the withdrawal. If you are taking required minimum distributions ("RMD") from the contract, and the portion of the RMD amount based on this contract only is greater than the Maximum Annual Withdrawal Amount, that portion of the withdrawal will not be treated as an Excess Withdrawal. Any portion of the RMD withdrawal that is based on amounts greater than this contract alone will be considered an Excess Withdrawal. This will result in cancellation of the lifetime withdrawals and may further reduce your Maximum Annual Withdrawal Amount, MAV Benefit Base, and remaining Minimum Withdrawal Period. If you must take RMD from this contract and want to ensure that these withdrawals are not considered Excess Withdrawals under the feature, your distributions must be set up on the Systematic Withdrawal Program administered by our Annuity Service Center. If you are purchasing this contract by transferring from another IRA and plan to immediately utilize this feature to satisfy RMD, you should take the current year required withdrawal prior to moving your money to this contract since we can only provide one RMD withdrawal per contract year (which may cross over two tax years). Further, if the RMD basis for this tax year was calculated by the investment company from which you are transferring your investment and it is greater than the amount transferred to this contract, we cannot systematically calculate and support the RMD basis. Therefore, you should take the RMD before transferring your investment. Please see "HOW ARE THE COMPONENTS FOR MARKETLOCK AND MARKETLOCK FOR TWO CALCULATED?" below.

** For contracts issued on or after May 1, 2006, lifetime withdrawals are available provided that as your first withdrawal is taken on or after age 65 and withdrawals do not exceed the 5% Maximum Annual Withdrawal

   Percentage indicated above. If withdrawals exceed the 5% Maximum Annual Withdrawal Percentage in any Benefit Year (other than for RMD amounts for this contract that are greater than the Maximum Annual Withdrawal Amount), lifetime withdrawals are no longer available. Instead, available withdrawals are automatically recalculated with respect to the Minimum Withdrawal Period and Maximum Annual Withdrawal Percentage listed in the table above, based on the time of first withdrawal and reduced for withdrawals already taken.

MARKETLOCK FOR TWO SUMMARY TABLE:

------------------------------------------------------------------------
                                                       MAXIMUM ANNUAL
             AGE OF THE YOUNGER SPOUSE                   WITHDRAWAL
            AT TIME OF FIRST WITHDRAWAL                  PERCENTAGE*
------------------------------------------------------------------------
    At least age 55 but prior to 63rd birthday               4%
------------------------------------------------------------------------
    At least age 63 but prior to 76th birthday               5%
------------------------------------------------------------------------
             On or after 76th birthday                       6%
------------------------------------------------------------------------


* If you are taking required minimum distributions ("RMD") from the contract, and the portion of the RMD amount based on this contract is greater than the Maximum Annual Withdrawal Amount (defined below), that portion of the withdrawal will not be treated as an Excess Withdrawal. Any portion of a RMD withdrawal that is based on amounts other than this contract will not be considered a RMD from this contract. Please see "WHAT ARE THE EFFECTS OF WITHDRAWALS ON MARKETLOCK AND MARKETLOCK FOR TWO?" below.

How are the components for MarketLock and MarketLock For Two calculated?

FIRST, we determine the ELIGIBLE PURCHASE PAYMENTS, which include the amount of Purchase Payments received during the first two years after your contract issue date, adjusted for any withdrawals during that period. Any Purchase Payments we receive more than two years after your contract issue date are considered INELIGIBLE PURCHASE PAYMENTS. The calculation of Eligible Purchase Payments does not include any Payment Enhancements and/or spousal continuation contributions, if applicable; however, Payment Enhancements and/or spousal continuation contributions are included in the calculation of Anniversary Values, as defined below. Eligible Purchase Payments are limited to $1.5 million without prior Company approval.

SECOND, we consider the MAV EVALUATION PERIOD, which begins on your contract issue date and ends on your 10th contract anniversary. On the expiration of the MAV Evaluation Period, you may contact us to extend the MAV Evaluation Period for an additional period as discussed further below.

THIRD, we determine the ANNIVERSARY VALUE which equals the value of your contract on any contract anniversary during the MAV Evaluation Period minus any Ineligible Purchase Payments.

FOURTH, we determine the MAV BENEFIT BASE. Initially, the MAV Benefit Base equals the first Eligible Purchase Payment. Thereafter, the MAV Benefit Base is increased each time subsequent Eligible Purchase Payments are made, and adjusted each time any withdrawals (Excess Withdrawals for MarketLock For Two) of contract value are taken. On each contract anniversary throughout the MAV Evaluation Period, the MAV Benefit Base automatically adjusts upwards if the current Anniversary Value is greater than both the current MAV Benefit Base and any previous year's Anniversary Value. Other than adjustments made for withdrawals (Excess Withdrawals for MarketLock For Two), the MAV Benefit Base will only be adjusted upwards, and subsequent lower Anniversary Values through the MAV Evaluation Period will not result in a lower MAV Benefit Base.

FIFTH, we determine the MAXIMUM ANNUAL WITHDRAWAL AMOUNT, which represents the maximum amount that may be withdrawn each Benefit Year under the features and is an amount calculated by multiplying the current MAV Benefit Base by the applicable Maximum Annual Withdrawal Percentage. The applicable Maximum Annual Withdrawal Percentage differs by feature as follows:

     MarketLock: The applicable Maximum Annual Withdrawal Percentage is determined based on the Benefit Year when you take your first withdrawal. Or, for contracts issued on or after May 1, 2006, the Maximum Annual Withdrawal Percentage is determined based on whether you are taking lifetime withdrawals.

     MarketLock For Two: The applicable Maximum Annual Withdrawal Percentage is determined based on the younger spouse's age when you take your first withdrawal.

If the MAV Benefit Base is increased to the current Anniversary Value, the Maximum Annual Withdrawal Amount is recalculated on that contract anniversary by multiplying the new MAV Benefit Base by the applicable Maximum Annual Withdrawal Percentage. If the MAV Benefit Base is increased for Eligible Purchase Payments, the Maximum Annual Withdrawal Amount will be recalculated upon receipt of each Eligible Purchase Payment by multiplying the new MAV Benefit Base by the applicable Maximum Annual Withdrawal Percentage.

FINALLY, for MarketLock only, we determine the MINIMUM WITHDRAWAL PERIOD, which is the minimum period over which you may take withdrawals under the feature. The initial Minimum Withdrawal Period is calculated when withdrawals under the Benefit begin and is recalculated when the MAV Benefit Base is adjusted to a higher Anniversary Value by dividing the MAV Benefit Base by the Maximum Annual Withdrawal Amount. The Minimum

Withdrawal Periods will be reduced due to Excess Withdrawals.

Can I extend the MAV Evaluation Period beyond 10 years?

Yes, the MAV Evaluation Period may be extended as long as the Benefit is still in effect and the older owner (younger spouse for MarketLock For Two) is age 85 or younger at the time extension is elected. We guarantee that you will be given the opportunity to extend the MAV Evaluation Period under these conditions for at least one additional evaluation period of 10 years. IN ORDER TO EXTEND THE MAV EVALUATION PERIOD, YOU MUST CONTACT US NO LATER THAN 60 DAYS AFTER THE END OF THE MAV EVALUATION PERIOD. If you elect to extend the MAV Evaluation Period, the MAV Benefit Base can continue to be adjusted upward as described above on each anniversary during the new MAV Evaluation Period. Please see "HOW ARE THE COMPONENTS OF MARKETLOCK AND MARKETLOCK FOR TWO CALCULATED?" above. Also, if you extend the MAV Evaluation Period, you should note that the components of the feature, such as the fee (and Maximum Annual Withdrawal Percentage for MarketLock), will change to those in effect at the time you elect to extend, which may be different from the components when you initially elected the feature. We will notify you in writing of the terms of the extension at least 30 days prior to the end of the MAV Evaluation Period. Additional MAV Evaluation Periods may be offered at our sole discretion.

If you do not contact us to extend the MAV Evaluation Period, the MAV Benefit Base will no longer be adjusted on subsequent contract anniversaries. However, you can continue to take the Maximum Annual Withdrawal Amount in effect at the end of the last MAV Evaluation Period, subject to adjustments for withdrawals, (Excess Withdrawals for MarketLock For Two). You will continue to pay the fee at the rate that was in effect during the last MAV Evaluation Period and you will not be permitted to extend the MAV Evaluation Period in the future.

What are the fees for MarketLock and MarketLock For Two?

The annualized fee for MarketLock is calculated as 0.65% of the MAV Benefit Base for all years in which the feature is in effect. However, if you elect to extend the MAV Evaluation Period the fee may change at the time of the extension. The fee will be calculated and deducted quarterly from your contract value, starting on the first quarter following your contract issue date and ending upon termination of the Benefit. We will not assess the quarterly fee if you surrender or annuitize your contract before the end of a contract quarter.

The annualized fee for MarketLock For Two for all years in which the feature is in effect, is calculated as 0.40% of the MAV Benefit Base prior to the first withdrawal being taken and 0.80% of the MAV Benefit Base after the first withdrawal is taken assessed at the end of the quarter in which the first withdrawal is taken. However, if you elect to extend the MAV Evaluation Period the fee may change at the time of the extension.

An increase in the MAV Benefit Base due to an adjustment to a higher Anniversary Value or due to subsequent Eligible Purchase Payments will result in an increase to the dollar amount of the fee. The fee will be calculated and deducted quarterly from your contract value, starting on the first quarter following your contract issue date and ending upon termination of the Benefit. If your contract value and/or MAV Benefit Base falls to zero before the feature has been terminated, the fee will no longer be deducted. However, if the MAV Benefit Base is adjusted upwards at a later date because the current Anniversary Value is greater than both the current and any previous Anniversary Values, the calculation and deduction of the fee will resume. We will not assess the quarterly fee if you surrender or annuitize your contract before the end of a contract quarter.

What are the effects of withdrawals on MarketLock and MarketLock For Two?

MARKETLOCK
The Maximum Annual Withdrawal Amount, MAV Benefit Base and Minimum Withdrawal Period may change over time as a result of the timing and amounts of withdrawals.

In addition, for contracts issued on or after May 1, 2006, if you elect to begin withdrawals prior to your 65th birthday (if jointly owned, prior to the 65th birthday of the older owner), you will not be eligible to receive lifetime withdrawals. If you begin withdrawals on or after your 65th birthday (older owner's 65th birthday if jointly owned) and wish to receive lifetime withdrawals, you must withdraw no more than the Maximum Annual Withdrawal Amount which is calculated as 5% of the MAV Benefit Base. Lifetime withdrawals do not change unless the MAV Benefit Base increases due to additional Eligible Purchase Payments or if the MAV Benefit Base is stepped-up on a contract anniversary. If the amount of withdrawals, at any time, exceeds 5% of the MAV Benefit Base in a Benefit Year, you will not receive lifetime withdrawals. However, you can continue to receive withdrawals over the Minimum Withdrawal Period in amounts up to the Maximum Annual Withdrawal Amount as described in the MarketLock Summary Table and under "HOW ARE THE COMPONENTS FOR MARKETLOCK AND MARKETLOCK FOR TWO CALCULATED?" above, based on when you took your first withdrawal and adjusted for withdrawals already taken.

Total withdrawals in any Benefit Year equal to or less than the Maximum Annual Withdrawal Amount reduce the MAV Benefit Base by the amount of the withdrawal. Withdrawals in excess of the Maximum Annual Withdrawal Amount are considered Excess Withdrawals. We define Excess Withdrawals as either: 1) any portion of a withdrawal that causes the total withdrawals in a Benefit Year to exceed the Maximum Annual Withdrawal Amount; or 2) any withdrawal in a Benefit Year taken after the Maximum Annual Withdrawal Amount has been withdrawn. Excess Withdrawals will reduce the MAV Benefit Base by the greater of: (a) the amount of the Excess Withdrawal; or (b) the relative size of the Excess Withdrawal in relation to the contract value prior to the Excess Withdrawal, as described below. This means that if contract value is less than the MAV Benefit Base, withdrawals greater than the Maximum Annual Withdrawal Amount will result in a proportionately greater reduction of the MAV Benefit Base (as described below), which will be more than the amount of the withdrawal itself. This will also reduce your Maximum Annual Withdrawal Amount. The impact of withdrawals and the effect on each component of MarketLock are further explained below:

     MAV BENEFIT BASE:  Withdrawals reduce the MAV Benefit Base as follows:

     (1) If the withdrawal does not cause total withdrawals in the Benefit Year to exceed the Maximum Annual Withdrawal Amount, the MAV Benefit Base will be reduced by the amount of the withdrawal;

     (2) Excess Withdrawals reduce the MAV Benefit Base as follows:

        If total withdrawals during the Benefit Year, including the current withdrawal, exceed the Maximum Annual Withdrawal Amount, the MAV Benefit Base is reduced to the lesser of:

        (a) is the MAV Benefit Base immediately prior to the withdrawal minus the amount of the Excess Withdrawal, or;

        (b) is the MAV Benefit Base immediately prior to the withdrawal reduced in the same proportion by which the contract value is reduced by the amount of the Excess Withdrawal.

     MAXIMUM ANNUAL WITHDRAWAL AMOUNT: If the sum of withdrawals in a Benefit Year does not exceed the Maximum Annual Withdrawal Amount for that Benefit Year, the Maximum Annual Withdrawal Amount will not change for the next Benefit Year unless your MAV Benefit Base is adjusted upward. If total withdrawals in a Benefit Year exceed the Maximum Annual Withdrawal Amount, the Maximum Annual Withdrawal Amount will be recalculated on the next contract anniversary. The new Maximum Annual Withdrawal Amount will equal the new MAV Benefit Base after any withdrawals on that contract anniversary, divided by the new Minimum Withdrawal Period on that contract anniversary. On that contract anniversary, the new Maximum Annual Withdrawal Amount may be lower than your previous Maximum Annual Withdrawal Amount.

     MINIMUM WITHDRAWAL PERIOD: On each contract anniversary, a new Minimum Withdrawal Period is calculated as shown in the table below.

------------------------------------------------------------------------
THE AMOUNT WITHDRAWN
  IN A BENEFIT YEAR           EFFECT ON MINIMUM WITHDRAWAL PERIOD
------------------------------------------------------------------------
                        New Minimum Withdrawal Period = the MAV Benefit
  Amounts up to the    Base (which includes a deduction for any previous
   Maximum Annual        withdrawals), divided by the current Maximum
  Withdrawal Amount                Annual Withdrawal Amount
------------------------------------------------------------------------
Amounts in excess of      New Minimum Withdrawal Period = the Minimum
  the Maximum Annual      Withdrawal Period as of the prior contract
   Withdrawal Amount              anniversary minus one year
------------------------------------------------------------------------


MARKETLOCK FOR TWO
Any withdrawals in a Benefit Year that in total are less than or equal to the Maximum Annual Withdrawal Amount, do not reduce the MAV Benefit Base. We define Excess Withdrawals as either: 1) any portion of a withdrawal that causes the total withdrawals in a Benefit Year to exceed the Maximum Annual Withdrawal Amount; or 2) any withdrawal in a Benefit Year taken after the Maximum Annual Withdrawal Amount has been withdrawn. Excess Withdrawals will reduce the MAV Benefit Base in the same proportion by which the contract value is reduced by the Excess Withdrawal. Excess Withdrawals also result in a reduction to your Maximum Annual Withdrawal Amount because it is recalculated after each Excess Withdrawal by multiplying the reduced MAV Benefit Base by the existing Maximum Annual Withdrawal Percentage. In addition, if in any year an Excess Withdrawal reduces the contract value to zero, MarketLock For Two is terminated and you will not continue to receive withdrawals over your and your spouse's lifetime. The impact of withdrawals and the effect on each component of MarketLock For Two are further explained below:

     MAV BENEFIT BASE: If the sum of withdrawals in any Benefit Year does not exceed the Maximum Annual Withdrawal Amount, the MAV Benefit Base is not reduced for those withdrawals. Excess Withdrawals as described above reduce the MAV Benefit Base as follows:

     For each Excess Withdrawal taken, the MAV Benefit Base is reduced in the same proportion by which the contract value is reduced by each Excess Withdrawal.

     MAXIMUM ANNUAL WITHDRAWAL AMOUNT: The Maximum Annual Withdrawal Amount is recalculated each time there is a change in the MAV Benefit Base. Accordingly, if the sum of withdrawals in any Benefit Year does not exceed the Maximum Annual Withdrawal Amount for that year, the Maximum Annual Withdrawal Amount will not change for the next year unless your MAV Benefit Base is adjusted upward (as described above under "HOW ARE THE COMPONENTS FOR MARKETLOCK AND MARKETLOCK FOR TWO CALCULATED?"). If you take an Excess Withdrawal, the Maximum

     Annual Withdrawal Amount will be recalculated by multiplying the reduced MAV Benefit Base by the existing Maximum Annual Withdrawal Percentage. This newly recalculated Maximum Annual Withdrawal Amount will be available beginning on the next contract anniversary and may be lower than your previous Maximum Annual Withdrawal Amount.

What happens if my contract value is reduced to zero?

MARKETLOCK
If the contract value is zero but the MAV Benefit Base is greater than zero, a Benefit remains payable under the feature until the MAV Benefit Base is zero. Further, for contracts issued on or after May 1, 2006, if you are eligible to take lifetime withdrawals, a Benefit is still payable even if the contract value and MAV Benefit Base both equal zero. However, the contract's other benefits will be terminated once the contract value equals zero. You may not make subsequent Purchase Payments or transfers and no death benefit or future annuitization payments are available. Therefore, during times of unfavorable investment performance, withdrawals taken under the Benefit may reduce the contract value to zero eliminating any other benefits of the contract.

When the contract value equals zero, to receive any remaining Benefit, you must select one of the following:

     1. The current Maximum Annual Withdrawal Amount, paid equally on a monthly, quarterly, semi-annual or annual frequency as selected by you until either: (a) the time at which the Minimum Withdrawal Period equals zero, or (b) for contracts issued on or after May 1, 2006, if receiving lifetime withdrawals, the date of death of the older contract owner; or

     2. Any option mutually agreeable between you and us.

MARKETLOCK FOR TWO
If the contract value is zero but the MAV Benefit Base is greater than zero, a Benefit remains payable over your lifetime and the lifetime of your spouse. However, if due to an Excess Withdrawal, your contract value is reduced to zero, no Benefit remains.

The contract's other benefits will be terminated once the contract value equals zero. You may not make subsequent Purchase Payments or transfers and no death benefit or future annuity payments are available. Therefore, during times of unfavorable investment performance, withdrawals taken under the benefit may reduce the contract value to zero eliminating any other benefits of the contract.

Except as described above, when the contract value equals zero, to receive any remaining benefit, you may select one of the following:

     1. The current Maximum Annual Withdrawal Amount, paid equally on a monthly, quarterly, semi-annual or annual frequency as selected by you until the date of death of the surviving spouse; or

     2. Any option mutually agreeable between you and us.

If you do not select an option, the remaining Benefit will be paid as the current Maximum Annual Withdrawal Amount on a quarterly basis until the date of death of the surviving spouse.

What happens to MarketLock and MarketLock For Two upon a spousal continuation?

MARKETLOCK
A Continuing Spouse may elect to continue or cancel the feature and its accompanying fee. The components of the feature will not change as a result of a spousal continuation. However, for contracts issued on or after May 1, 2006, lifetime withdrawals or the option to receive lifetime withdrawals will cease upon death of the older owner. Excluding the lifetime option, a younger Continuing Spouse can elect to receive withdrawals in accordance with the provisions of the MarketLock Summary Table above based on when the first withdrawal was taken and adjusted for any withdrawals already taken. In the event of the death of the younger spouse, the older spousal beneficiary may continue to receive lifetime withdrawals, if eligible, because they are based on the older owner's life.

If the contract owner elected MarketLock and dies during the MAV Evaluation Period and the spousal beneficiary continues the Benefit, we will continue to re-evaluate the MAV Benefit Base on each contract anniversary during the MAV Evaluation Period, and any spousal continuation contribution is included in the calculation of the Anniversary Value. Additionally, the Continuing Spouse may extend the MAV Evaluation Period an additional period of 10 years provided that
(1) the original owner did not previously extend the MAV Evaluation Period and
(2) the Continuing Spouse is age 85 or younger at the time they extend the MAV Evaluation Period. Payment Enhancements and spousal continuation contributions are not considered to be Eligible Purchase Payments. However, Payment Enhancements and spousal continuation contributions are included in the Anniversary Values for the purpose of determining the MAV Benefit Base during the MAV Evaluation Period.

MARKETLOCK FOR TWO
The components of the feature will not change as a result of a spousal continuation. A Continuing Spouse can elect to receive withdrawals in accordance with the provisions of the MarketLock For Two Summary Table above based on the age of the younger spouse when the first withdrawal was taken and based on the MAV Benefit Base at the time of spousal continuation. Alternatively, if contract value is greater than zero, a Continuing Spouse may make a death claim under the death provisions of the contract and terminate the contract and the MarketLock For Two feature.

If spousal continuation occurs during the MAV Evaluation Period, the Continuing Spouse will continue to receive any upward adjustments due to market gains to the MAV Benefit Base during the period and any spousal continuation contribution is included in the Anniversary Value. However, spousal continuation contributions are not considered to be Eligible Purchase Payments. In addition, the Continuing Spouse will be eligible to extend the MAV Evaluation Period upon the expiration of the initial period. Please see "CAN I EXTEND THE MAV EVALUATION PERIOD BEYOND 10 YEARS?" above.

Can my non-spousal Beneficiary elect to receive any remaining withdrawals under MarketLock upon my death?

For contracts issued on or after May 1, 2006, upon the death of the older contract owner, lifetime withdrawals will no longer be available.

If the contract value is greater than zero when the owner dies, a non-spousal Beneficiary must make a death claim under the contract provisions, which terminates MarketLock. If the contract value is zero when the owner dies, meaning that no death benefit is payable, but the Minimum Withdrawal Period remaining is greater than zero, a non-spousal Beneficiary may elect to continue receiving any remaining withdrawals under the feature. The other components of the feature will not change. However, the contract and its other benefits will be terminated.

Can a non-spousal Beneficiary elect to receive any remaining benefits under MarketLock For Two upon the death of the second spouse?

No. Upon the death of both spouses, if the contract value is greater than zero, a non-spousal Beneficiary must make an election under the death provisions of the contract, which terminates MarketLock For Two.

What happens to MarketLock and MarketLock For Two upon the Latest Annuity Date?

Upon election of any of the options described below, the Accumulation Phase of your contract ends and the Income Phase begins. Therefore, if electing Income Payments for the life of the Annuitant, upon death, no benefit remains and the contract and its features will terminate.

MARKETLOCK
If there is remaining contract value and the MAV Benefit Base is greater than zero on the Latest Annuity Date, you must select one of the following:

     1. Annuitize the contract value under the contract's annuity provisions; or

     2. For contracts issued on or after May 1, 2006, if eligible for lifetime withdrawals, even if the MAV Benefit Base equals zero, elect to receive the current Maximum Annual Withdrawal Amount on the Latest Annuity Date, paid equally on a monthly, quarterly, semi- annual or annual frequency as selected by you, until your death; or

     3. Elect to receive your remaining MAV Benefit Base on the Latest Annuity Date paid over the Minimum Withdrawal Period with payments equal to the current Maximum Annual Withdrawal Amount. If withdrawals have not started, your Maximum Annual Withdrawal Amount and Minimum Withdrawal Period will be calculated based on the applicable Maximum Annual Withdrawal Percentage; or

     4. Any option mutually agreeable between you and us.

MARKETLOCK FOR TWO
If there is remaining contract value and the MAV Benefit Base is greater than zero on the Latest Annuity Date, you must select one of the following:

     1. Annuitize the contract value under the contract's annuity provisions; or

     2. Elect to receive the current Maximum Annual Withdrawal Amount on the Latest Annuity Date, paid equally on a monthly, quarterly, semi-annual or annual frequency as selected by you until the date of death of the surviving spouse, if eligible for lifetime withdrawals, even if the MAV Benefit Base is zero; or

     3. Any option mutually agreeable between you and us.

Can MarketLock and MarketLock For Two be cancelled?

MarketLock and MarketLock For Two may be cancelled on the 5th contract anniversary, the 10th contract anniversary, or any contract anniversary thereafter. Once the feature is cancelled, you will no longer be charged a fee and the guarantees under the Benefit are terminated. You may not re-elect the feature after cancellation.

Are there circumstances under which MarketLock and MarketLock For Two will automatically terminate?

MARKETLOCK
MarketLock automatically terminates upon the occurrence of one of the following:

     1. The Minimum Withdrawal Period has been reduced to zero unless, for contracts issued on or after May 1, 2006, conditions for lifetime withdrawals are met; or

     2. Annuitization of the contract; or

     3. Full surrender of the contract; or

     4. Death benefit is paid.

     5. Upon a spousal continuation, the Continuing Spouse elects not to continue the contract with the feature.

For contracts issued on or after May 1, 2006, lifetime withdrawals will not be available in the event of:

     1. An ownership change which results in a change of the older owner;* or

     2. Withdrawals prior to the 65th birthday of the older owner; or

     3. Death of the older owner; or

     4. A Spousal Continuation (upon the death of the older owner); or

     5. A withdrawal in excess of 5% of MAV Benefit Base.**

* If a change of ownership occurs from a natural person to a non-natural entity, the original natural older owner must also be the annuitant after the ownership change to prevent termination of lifetime withdrawals. A change of ownership from a non-natural entity to a natural person can only occur if the new natural owner was the original natural older annuitant in order to prevent termination of lifetime withdrawals. Any ownership change is contingent upon prior review and approval by the Company.

** If a required minimum distribution withdrawal for this contract exceeds the Maximum Annual Withdrawal Amount, the ability to receive lifetime withdrawals will not be terminated.

MARKETLOCK FOR TWO
MarketLock For Two automatically terminates upon the occurrence of one of the following:

     1. Annuitization of the contract; or

     2. Full surrender of the contract; or

     3. A death benefit is paid and the contract is not continued by the spouse; or

     4. Excess Withdrawals that reduce the contract value to zero which then reduces the MAV Benefit Base to zero; or

     5. Death of surviving original spouse; or

     6. A change in ownership that involves the original owner(s) except as noted below and under "Are there circumstances under which guaranteed withdrawals over the lifetime of your spouse are terminated?"*

* If a change of ownership occurs from a natural person to a non-natural entity, the original natural owner(s) must also be the annuitant(s) after the ownership change to prevent termination of MarketLock For Two. A change of ownership from a non-natural entity to a natural person can only occur if the new natural owner(s) was the original natural annuitant(s) in order to prevent termination of MarketLock For Two. Any ownership change is contingent upon prior review and approval by the Company.

Are there circumstances under which guaranteed withdrawals over the lifetime of your spouse are terminated?

Under any of the following circumstances, MarketLock For Two will provide a guarantee for your lifetime and not the lifetime of your spouse:

     1. One of the two original owners is removed from the contract; or

     2. The original spousal beneficiary is removed or replaced; or

     3. The original spousal joint owner or spousal beneficiary is removed or replaced upon divorce; or

     4. The original spousal joint owners or spousal beneficiary are no longer married at the time of death of the first spouse.

Under these circumstances, the original remaining owner continues to pay the fee for MarketLock For Two and receives the Benefit for his/her lifetime only, or may choose to terminate the feature as described under "CAN MARKETLOCK AND MARKETLOCK FOR TWO BE CANCELLED?"

SEASONS INCOME REWARDS

Seasons Income Rewards is an optional guaranteed withdrawal benefit that guarantees an income stream based on all Purchase Payments made into your contract during the first 90 days after contract issue, with an opportunity for a Step-Up Amount, adjusted for withdrawals during that period (the "Benefit"). Seasons Income Rewards does not guarantee investment gains nor does it guarantee a withdrawal of any subsequent Purchase Payments made after the 90th day following the contract issue date. This feature does not guarantee lifetime income payments.

In order to determine the Benefit, we calculate each of the components as described below. The Benefit's components and value may vary depending on the option you chose. Options 1 and 2 are available on contracts issued on and after May 3, 2004. In addition, Option 3 is available on contracts issued on or after May 2, 2005. The earliest date you may begin taking withdrawals under the Benefit is the BENEFIT AVAILABILITY DATE. Each one-year period beginning on the contract issue date and ending on the day before the contract anniversary date is considered a BENEFIT YEAR.

SEASONS INCOME REWARDS SUMMARY:

---------------------------------------------------------------------------------------------------------
                                                                                              MINIMUM
                                                                                             WITHDRAWAL
                                                                                            PERIOD* (IF
                                                                                              MAXIMUM
                                                                             MAXIMUM           ANNUAL
                                           BENEFIT                            ANNUAL         WITHDRAWAL
                          MAXIMUM        AVAILABILITY       STEP-UP         WITHDRAWAL      AMOUNT TAKEN
       OPTION           ELECTION AGE         DATE            AMOUNT       PERCENTAGE***      EACH YEAR)
---------------------------------------------------------------------------------------------------------
          1              Age 80 or         3 years          10%* of           10% of          11 years
                       younger on the     following        Withdrawal       Withdrawal
                       contract issue   contract issue    Benefit Base     Benefit Base
                            date             date
---------------------------------------------------------------------------------------------------------
          2              Age 80 or         5 years          20%* of           10% of          12 years
                       younger on the     following        Withdrawal       Withdrawal
                       contract issue   contract issue    Benefit Base     Benefit Base
                            date             date
---------------------------------------------------------------------------------------------------------
          3              Age 70 or         10 years         50%** of          10% of          15 years
                       younger on the     following        Withdrawal       Withdrawal
                       contract issue   contract issue    Benefit Base     Benefit Base
                            date             date
---------------------------------------------------------------------------------------------------------


* If you elect Option 1 or 2 and take a withdrawal prior to the Benefit Availability Date, you will not receive a Step-Up Amount. The Minimum Withdrawal Period for Options 1 and 2 will be 10 years if you do not receive a Step-Up Amount.

** If you elect Option 3 and take a withdrawal prior to the Benefit Availability Date, you will receive a reduced Step-Up Amount of 30% of the Withdrawal Benefit Base. The Minimum Withdrawal Period will be 13 years if you receive a reduced Step-Up Amount. For contracts issued prior to June 14, 2005, the Maximum Election Age is 80 or younger on the contract issue date.

*** For contract holders subject to annual required minimum distributions, the Maximum Annual Withdrawal Amount will be the greater of: (1) the amount indicated in the table above; or (2) the annual required minimum distribution amount associated with your contract value only. Required minimum distributions may reduce your Minimum Withdrawal Period.

How are the components for Seasons Income Rewards calculated?

FIRST, we determine the ELIGIBLE PURCHASE PAYMENTS, which include the amount of Purchase Payments made to the contract during the first 90 days after your contract issue date, adjusted for any withdrawals before the Benefit Availability Date in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal. The calculation of Eligible Purchase Payments does not include any Payment Enhancements and/or spousal continuation contributions, if applicable.

SECOND, we determine the WITHDRAWAL BENEFIT BASE. On the Benefit Availability Date, the Withdrawal Benefit Base equals the sum of all Eligible Purchase Payments.

THIRD, we determine the STEP-UP AMOUNT, if any, which is calculated as a specified percentage (listed in the Seasons Income Rewards Summary table above) of the Withdrawal Benefit Base on the Benefit Availability Date. The Step-Up Amount is not considered a Purchase Payment and cannot be used in calculating any other benefits, such as death benefits, contract value or annuitization value.

FOURTH, we determine the STEPPED-UP BENEFIT BASE, which is the total amount available for withdrawal under the feature and is used to calculate the minimum time period over which you may take withdrawals under the Seasons Income Rewards feature. The Stepped-Up Benefit Base equals the Withdrawal Benefit Base plus the Step-Up Amount, if any.

FIFTH, we determine the MAXIMUM ANNUAL WITHDRAWAL AMOUNT, which is a stated percentage (listed in the Seasons Income Rewards Summary table above) of the Withdrawal Benefit Base and represents the maximum amount of withdrawals that are available under this feature each Benefit Year after the Benefit Availability Date.

FINALLY, we determine the MINIMUM WITHDRAWAL PERIOD, which is the minimum period over which you may take withdrawals under the Seasons Income Rewards feature. The Minimum Withdrawal Period is calculated by dividing the Stepped-Up Benefit Base by the Maximum Annual Withdrawal Amount.

What is the fee for Seasons Income Rewards?

The annualized Seasons Income Rewards fee will be assessed as a percentage of the Withdrawal Benefit Base. The fee will be calculated and deducted quarterly from your contract value starting on the first quarter following the contract issue date and ending upon the termination of the feature. If your contract value falls to zero before the feature has been terminated, the fee will no longer be assessed. We will not assess the quarterly fee if you surrender or annuitize before the end of a quarter.

The fee is as follows:

------------------------------------------------------------------------
                   CONTRACT YEAR                       ANNUALIZED FEE
------------------------------------------------------------------------
                     0-7 years                              0.65%
------------------------------------------------------------------------
                    8-10 years                              0.45%
------------------------------------------------------------------------
                        11+                                 None
------------------------------------------------------------------------


What are the effects of withdrawals on Seasons Income Rewards?

Withdrawals after the Benefit Availability Date equal to or less than the Maximum Annual Withdrawal Amount generally reduce the Benefit by the amount of the withdrawal. Withdrawals in excess of the Maximum Annual Withdrawal Amount will reduce the Benefit in the same proportion that the contract value was reduced at the time of the withdrawal. This means if investment performance is down and contract value is reduced, withdrawals greater than the Maximum Annual Withdrawal Amount will result in a greater reduction of the Benefit. The impact of withdrawals and the effect on each component of Seasons Income Rewards are further explained through the calculations below:

     WITHDRAWAL BENEFIT BASE: Withdrawals prior to the Benefit Availability Date reduce the Withdrawal Benefit Base in the same proportion that the contract value was reduced at the time of the withdrawal. Withdrawals prior to the Benefit Availability Date also eliminate any Step-Up Amount for Options 1 and 2 and reduce the Step-Up Amount to 30% of the Withdrawal Benefit Base for Option 3. Withdrawals after the Benefit Availability Date will not reduce the Withdrawal Benefit Base until the sum of withdrawals after the Benefit Availability Date exceeds the Step-Up Amount. Thereafter, any withdrawal or portion of a withdrawal will reduce the Withdrawal Benefit Base as follows:

     (1) If the withdrawal does not cause total withdrawals in the Benefit Year to exceed the Maximum Annual Withdrawal Amount, the Withdrawal Benefit Base will be reduced by the amount of the withdrawal, or

     (2) If the withdrawal causes total withdrawals in the Benefit Year to exceed the Maximum Annual Withdrawal Amount, the Withdrawal Benefit Base is reduced to the lesser of:

          (a) is the Withdrawal Benefit Base immediately prior to the withdrawal minus the amount of the withdrawal, or;

          (b) is the Withdrawal Benefit Base immediately prior to the withdrawal minus the amount of the withdrawal that is equal to the Maximum Annual Withdrawal Amount, and further reduced in the same proportion by which the contract value is reduced by the amount in excess of the maximum annual withdrawal amount.

     STEPPED-UP BENEFIT BASE: Since withdrawals prior to the Benefit Availability Date eliminate any Step-Up Amount for Options 1 and 2, the Stepped-Up Benefit Base will be equal to the Withdrawal Benefit Base if you take withdrawals prior to the Benefit Availability Date. For Option 3, if you take withdrawals prior to the Benefit Availability Date, the Stepped-Up Benefit Base will be equal to the Withdrawal Benefit Base plus the reduced Step-Up Amount which will be 30% of the Withdrawal Benefit Base, adjusted for such withdrawals. If you do not take withdrawals prior to the Benefit Availability Date, you will receive the entire Step-Up Amount and the Stepped-Up Benefit Base will equal the Withdrawal Benefit Base plus the Step-Up Amount.

     After the Benefit Availability Date, any withdrawal that does not cause total withdrawals in a Benefit Year to exceed the Maximum Annual Withdrawal Amount will reduce the Stepped-Up Benefit Base by the amount of the withdrawal. After the Benefit Availability Date, any withdrawal that causes total withdrawals in a Benefit Year to exceed the Maximum Annual Withdrawal Amount (in that Benefit Year) reduces the Stepped-Up Benefit Base to the lesser of:

     (a) is the Stepped-Up Benefit Base immediately prior to the withdrawal minus the amount of the withdrawal, or;

     (b) is the Stepped-Up Benefit Base immediately prior to the withdrawal minus the amount of the withdrawal that is equal to the Maximum Annual Withdrawal Amount, and further reduced in the same proportion by which the contract value is reduced by the amount in excess of the maximum annual withdrawal amount.

     MAXIMUM ANNUAL WITHDRAWAL AMOUNT: If the sum of withdrawals in a Benefit Year does not exceed the Maximum Annual Withdrawal Amount for that Benefit Year, the Maximum Annual Withdrawal Amount does not change for the next Benefit Year. If total withdrawals in a Benefit Year exceed the Maximum Annual Withdrawal Amount, the Maximum Annual Withdrawal Amount will be recalculated at the start of the next Benefit Year. The new Maximum Annual Withdrawal Amount will equal the Stepped-Up Benefit Base on that Benefit Year anniversary divided by the Minimum Withdrawal Period on that Benefit Year anniversary. The new Maximum Annual Withdrawal Amount may be lower than your previous Maximum Annual Withdrawal Amounts.

     MINIMUM WITHDRAWAL PERIOD: After each withdrawal, a new Minimum Withdrawal Period is calculated. If total withdrawals in a Benefit Year are less than or equal to the current Maximum Annual Withdrawal Amount, the new Minimum Withdrawal Period equals the Stepped-Up Benefit Base after the withdrawal, divided by the current Maximum Annual Withdrawal Amount.

     During any Benefit Year in which the sum of withdrawals exceeds the Maximum Annual Withdrawal Amount, the new Minimum Withdrawal Period equals the Minimum Withdrawal Period calculated at the end of the prior Benefit Year reduced by one year.

What happens if my contract value is reduced to zero with Seasons Income
Rewards?

If the contract value is zero but the Stepped-Up Benefit Base is greater than zero, a Benefit remains payable under the feature until the Stepped-Up Benefit Base is zero. However, the contract and its features and other benefits will be terminated once the contract value equals zero. Once the contract is terminated, you may not make subsequent Purchase Payments and no death benefit or future annuitization payments are available. Therefore, under adverse market conditions, withdrawals taken under the Benefit may reduce the contract value to zero eliminating any other benefits of the contract.

To receive your remaining Benefit, you may select one of the following:

     1. The current Maximum Annual Withdrawal Amount, paid equally on a monthly, quarterly, semi-annual or annual frequency as selected by you until the Stepped-Up Benefit Base equals zero; or

     2. Any option mutually agreeable between you and us.

If you do not select an option, the remaining Benefit will be paid as the current Maximum Annual Withdrawal Amount on a quarterly basis.

What happens to Seasons Income Rewards upon a spousal continuation?

A Continuing Spouse may elect to continue or cancel the feature and its accompanying fee. The components of the feature will not change as a result of a spousal continuation. However, continuation contributions are not considered to be Eligible Purchase Payments.

Can my non-spousal Beneficiary elect to receive any remaining withdrawals under Seasons Income Rewards upon my death?

If the contract value is greater than zero when the owner dies, a non-spousal Beneficiary must make a death claim under the contract provisions, which terminates Seasons Income Rewards. If the contract value is zero when the owner dies, meaning that no death benefit is payable, but the Stepped-Up Benefit Base is greater than zero, a non-spousal Beneficiary may elect to continue receiving any remaining withdrawals under the feature. The components of the feature will not change.

Can Seasons Income Rewards be cancelled?

Once you elect Seasons Income Rewards, you may not cancel the feature. However, there is no charge for Seasons Income Rewards after the 10th contract anniversary.

Additionally, the feature automatically terminates upon the occurrence of one of the following:

     1. The Stepped-Up Benefit Base is equal to zero; or

     2. Annuitization of the contract; or

     3. Full surrender of the contract; or

     4. Death benefit is paid; or

     5. Upon a spousal continuation, the Continuing Spouse elects not to continue the contract with the feature.

     6. For contracts issued from May 3, 2004 through October 3, 2004, withdrawals in excess of Maximum Annual Withdrawal Amount in any Benefit Year reduce the Stepped-Up Benefit Base by 50% or more.

What happens to Seasons Income Rewards upon the Latest Annuity Date?

If your contract value and Stepped-Up Benefit Base are greater than zero, and you begin the Income Phase upon or before the Latest Annuity Date, you will not receive the benefit of any remaining guaranteed withdrawals under the feature. Your annuity income payments will be calculated using your contract value and the selected income option.

Withdrawals under this feature are treated like any other withdrawal for the purpose of reducing the contract value, free withdrawal amounts and all other benefits, features and conditions of your contract.

If you elect Seasons Income Rewards and need to take withdrawals or are required to take required minimum distributions ("RMD") under the Internal Revenue Code from your contract prior to the Benefit Availability Date, you should know that such withdrawals may negatively affect the value of the Benefit.

Any withdrawals taken may be subject to a 10% IRS tax penalty if you are under age 59 1/2 at the time of the withdrawal. For information about how the feature is treated for income tax purposes, you should consult a qualified tax advisor concerning your particular circumstances. If you set up RMDs and have elected this feature, your withdrawals must be automated and will not be recalculated on an annual basis.

SEASONS PROMISE

Seasons Promise is an optional guaranteed minimum accumulation benefit. The feature provides a one-time adjustment ("Benefit") to your contract in the event that your contract value on the 10th contract anniversary ("Benefit Date") is less than the Purchase Payments made in the contract's first 90 days.

Generally, this feature and its corresponding charge cannot be cancelled or terminated prior to the Benefit Date. The feature terminates automatically following the Benefit Date. In addition, the feature will no longer be available and no Benefit will be paid if a death benefit is paid or if the contract is fully surrendered or annuitized before the Benefit Date.

The Benefit is equal to your Benefit Base, as defined below, minus your contract value on the Benefit Date. If the resulting amount is positive, you will receive a Benefit under the feature. If the resulting amount is negative, you will not receive a Benefit.

Your Benefit Base is equal to (a) minus (b) where:

     (a) is the Purchase Payments received on or after the contract issue date in the contract's first 90 days, and;

     (b) is an adjustment for all withdrawals and applicable fees and charges made subsequent to the contract issue date, in an amount proportionate to the amount by which the withdrawal decreased the contract value at the time of the withdrawal.

Payment Enhancements and spousal continuation contributions, if applicable, are not considered Purchase Payments and are not used in the calculation of the Benefit Base.

The annualized fee is calculated as a percentage of contract value minus Purchase Payments received after the 90th day since the contract issue date. The fee will be calculated and deducted from your contract value each quarter throughout the first 10 full contract years, beginning at the end of the first contract quarter following the contract issue date and up to the Benefit Date. Once the feature is terminated, the charge will no longer be deducted. We will also not assess the quarterly fee if you surrender or annuitize before the end of the quarter.

For contracts issued between May 3, 2004 and May 1, 2009, the fee is as follows:

------------------------------------------------------------------------
              CONTRACT YEAR                       ANNUALIZED FEE
------------------------------------------------------------------------
                   0-7                                 0.50%
------------------------------------------------------------------------
                  8-10                                 0.25%
------------------------------------------------------------------------
                   11+                                 none
------------------------------------------------------------------------


For contracts issued between February 10, 2003 and April 30, 2004, the fee is as follows:

------------------------------------------------------------------------
              CONTRACT YEAR                       ANNUALIZED FEE
------------------------------------------------------------------------
                   0-7                                 0.45%
------------------------------------------------------------------------
                  8-10                                 0.15%
------------------------------------------------------------------------
                   11+                                 none
------------------------------------------------------------------------


For contracts issued between August 1, 2002 and February 7, 2003, the fee is as follows:

------------------------------------------------------------------------
              CONTRACT YEAR                       ANNUALIZED FEE
------------------------------------------------------------------------
                   0-7                                 0.35%
------------------------------------------------------------------------
                  8-10                                 0.10%
------------------------------------------------------------------------
                   11+                                 none
------------------------------------------------------------------------


If your spouse chooses to continue this contract upon your death, this feature cannot be terminated and the fee will continue to be charged. The Benefit Date will not change as a result of a spousal continuation.

Seasons Promise only guarantees Purchase Payments made in the first 90 days after issue. If you plan to add subsequent Purchase Payments after the first 90 days, you should know that Seasons Promise will not protect those Purchase Payments.

Since Seasons Promise may not guarantee a return of all Purchase Payments, it is important to realize that subsequent Purchase Payments made into the contract may decrease the value of the Benefit. For example, if you are approaching the Benefit Date and your Benefit Base is greater than your contract value, and you then make a subsequent Purchase Payment that causes your contract value to be larger than your Benefit Base on your Benefit Date, you will not receive any Benefit even though you have paid for Seasons Promise throughout the first 10 full contract years.

We will allocate the Benefit, if any, on the Benefit Date to the Cash Management Variable Portfolio. Any Benefit paid is not considered a Purchase Payment for purposes of calculating other benefits or features of your contract. Other contract benefits based on earnings, will continue to define earnings as the difference between contract value and Purchase Payments adjusted for withdrawals. For information about how the Benefit is treated for income tax purposes, you should consult a qualified tax advisor for information concerning your particular circumstances.

INCOME PROTECTOR

Income Protector is an optional minimum income benefit, available for an additional charge and provides a future "safety net" which can offer you the ability to receive a guaranteed fixed minimum retirement income when you switch to the Income Phase. If you elect Income Protector, you can know the level of minimum income that will be available to you upon annuitization, regardless of fluctuating market conditions. Income Protector is available on contracts issued prior to May 3, 2004.

The minimum level of Income Protector benefit available is generally based upon the Purchase Payments remaining in your contract at the time you decide to begin taking income. If available and elected, a growth rate can provide increased levels of minimum guaranteed income.

HOW WE DETERMINE THE AMOUNT OF YOUR MINIMUM GUARANTEED INCOME

If you elect Income Protector, we base the amount of minimum income available to you upon a calculation we call the Income Benefit Base. Your Income Benefit Base is equal to your contract value on the date of election. Income Protector is effective on either the date of issue of the contract or at the contract anniversary following your election of Income Protector.

The Income Benefit Base is only a calculation. It does not represent a contract value, nor does it guarantee performance of the Variable Portfolios in which you invest.

Your Income Benefit Base increases if you make subsequent Purchase Payments and decreases if you withdraw money from your contract. The Income Benefit Base is equal to (a) plus (b) minus (c) where:

     (a) is equal to, for the first year of calculation, your initial Purchase Payment, or for each subsequent year of calculation, the Income Benefit Base on the prior contract anniversary, and;

     (b) is equal to the sum of all subsequent Purchase Payments made into the contract since the date of election, and;

     (c) is equal to all withdrawals and applicable fees and charges since the date of election, in an amount proportionate to the amount by which such withdrawals decreased your contract value.

In order to obtain the benefit of Income Protector, you may not begin the Income Phase for at least 9 years following election. You may not elect this feature if the required waiting period before beginning the Income Phase would occur later than your Latest Annuity Date.

RE-SET OF YOUR INCOME PROTECTOR BENEFIT

You may also have the opportunity to "Re-Set" your Income Benefit Base. The Re-Set feature allows you to increase your Income Benefit Base to the amount of your contract value on your next contract anniversary. You can only Re-Set within the 30 days before your next contract anniversary. Upon a Re-Set, the waiting period before you can begin the Income Phase will start over. In addition, the Income Protector fee will be charged as a percentage of your Re-Set Income Benefit Base. You may not elect to Re-Set if the required waiting period before beginning the Income Phase would occur later than your Latest Annuity Date.

ELECTING TO RECEIVE INCOME PAYMENTS

You may elect to begin the Income Phase of your contract using the Income Protector Program ONLY within the 30 days after the 9th or later contract anniversary following the effective date of electing Income Protector or Re-Set, if applicable.

THE INCOME BENEFIT DATE is the contract anniversary date on which the Income Benefit is calculated and applied. This is the date as of which we calculate your Income Benefit Base to use in determining your guaranteed minimum income payments. To arrive at the minimum guaranteed income payments available to you, we apply the annuity rates stated in your Income Protector Endorsement for the income option you select to your final Income Benefit Base. You then choose if you would like to receive that income annually, quarterly or monthly for the time guaranteed under your selected annuity option. Your final Income Benefit Base is equal to (a) minus (b) where:

     (a) is your Income Benefit Base as of your Income Benefit Date, and;

     (b) is any withdrawal charges calculated as if you fully surrender your contract as of the Income Benefit Date, and any applicable premium taxes.

The annuity income options available under this feature when using Income Protector to receive your guaranteed income payments are:

     - Life Annuity with 10 Year Period Certain, or

     - Joint and 100% Survivor Annuity with 20 Year Period Certain

At the time you elect to begin receiving annuity income payments, we will calculate your annual guaranteed income payments using both your final Income Benefit Base and your contract value. We will use the same income option for each calculation; however, the annuity factors used to calculate your guaranteed income payments under Income Protector will be different. You will receive whichever provides a greater stream of income. If you annuitize using Income Protector, your annuity income payments will be fixed in amount. You are not required to use Income Protector to receive income payments. However, we will not refund fees paid for Income Protector if you annuitize under the annuity provisions of your contract.

You may never need to rely upon the Income Protector, if your contract performs within a historically anticipated range. However, past performance is no guarantee of future results.

FEES ASSOCIATED WITH THE INCOME PROTECTOR PROGRAM

The fee is 0.10% of the Income Benefit Base. We deduct the annual fee from your contract value. If you elect Income Protector at issue, we begin deducting the annual fee on your first contract anniversary. If you elect the feature at some later date, we begin deducting the annual fee on the contract anniversary following the date of election. Upon a Re-Set, the fee will be charged based upon your Re-Set Income Benefit Base.

It is important to note that once you elect Income Protector, you may not cancel your election. We will deduct the charge from your contract value on every contract anniversary up to and including your Income Benefit Date. Additionally, we deduct the full annual fee from your contract value upon surrender.

NOTE TO QUALIFIED CONTRACT HOLDERS

Qualified contracts generally require that you select an annuity income option that does not exceed your life expectancy. That restriction, if it applies to you, may limit the benefit of Income Protector. To utilize Income Protector, you must take annuity income payments under one of the two annuity income options described above. If those annuity income options exceed your life expectancy, you may be prohibited from receiving your guaranteed income payments under the feature. If you own a Qualified contract to which this restriction applies and you elect Income Protector, you may pay for this feature and not be able to realize the benefit.

You should consult your tax advisor for information concerning your particular circumstances.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 DEATH BENEFITS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

If you die during the Accumulation Phase of your contract, we pay a death benefit to your Beneficiary. You must select a death benefit option at the time you purchase your contract. Once selected, you cannot change your death benefit option. You should discuss the available options with your financial representative to determine which option is best for you.

We do not pay a death benefit if you die after you begin the Income Phase; your Beneficiary would receive any remaining guaranteed annuity income payments in accordance with the annuity income option you selected. PLEASE SEE ANNUITY INCOME OPTIONS BELOW.

If the contract is owned by a trust or any other non-natural person, we will treat the death of the Primary Annuitant as the death of any Owner.

If your contract value is reduced to zero as a result of receiving guaranteed withdrawals under a living benefit feature, no death benefit will be paid. PLEASE SEE OPTIONAL LIVING BENEFITS ABOVE.

You designate your Beneficiary, who will receive any death benefit payments. You may change the Beneficiary at any time. If your contract is jointly owned, the surviving joint Owner is the sole Beneficiary. Joint Annuitants, if any, when the Owner is a non-natural person shall be each other's sole Beneficiary, except when the Owner is a charitable remainder trust. In designating your Beneficiary, you may impose restrictions on the timing and manner of the payment of death benefits. Those restrictions can govern the payment of the death benefit.

If any contract is owned by a trust, whether as an agent for a natural person or otherwise, you should consider the contractual provisions that apply, including provisions that apply in the event of the death or change of an Annuitant, in determining whether the contract is an appropriate trust investment. You may wish to consult with your tax and/or legal adviser.

We calculate and pay the death benefit when we receive all required paperwork and satisfactory proof of death at the Annuity Service Center. All death benefit calculations discussed below are made as of the day a death benefit request is received by us in Good Order at the Annuity Service Center, (including satisfactory proof of death) if the request is received before Market Close. If the death benefit request is received after Market Close, the death benefit calculations will be as of the next business day. If the death benefit request is not received by us in Good Order or if notification of the death is made by the Beneficiary prior to submitting all required paperwork and satisfactory proof of death, the Beneficiary may have the option of transferring the entire contract value to the Cash Management Variable Portfolio or available Fixed Account by contacting the Annuity Service Center. We consider the following satisfactory proof of death:

     1. a certified copy of the death certificate; or

     2. a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

     3. a written statement by a medical doctor who attended the deceased at the time of death; or

     4. any other proof satisfactory to us.

For contracts in which the aggregate of all Purchase Payments in contracts issued by the Company or its affiliate, The United States Life Insurance Company in the City of New York, to the same Owner/Annuitant are in excess of $1,500,000, we reserve the right to limit the death benefit amount that is in excess of contract value at the time we receive all paperwork and satisfactory proof of death. Any limit on the maximum death benefit payable would be mutually agreed upon in writing by you and the Company prior to purchasing the contract.

If a Beneficiary does not elect a settlement option, within 60 days of our receipt of all required paperwork and satisfactory proof of death received by us in Good Order, we pay a lump sum death benefit by check to the Beneficiary's address of record.

The death benefit must be paid within 5 years of the date of death unless the Beneficiary elects to have it payable in the form of an annuity income option. If the Beneficiary elects an annuity income option, it must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Payments must begin within one year of your death.

If the Beneficiary is the spouse of a deceased owner, he or she can elect to continue the contract at the then current value. PLEASE SEE SPOUSAL CONTINUATION BELOW.

BENEFICIARY CONTINUATION PROGRAMS

EXTENDED LEGACY PROGRAM

The Extended Legacy Program, if available, can allow a Beneficiary to an existing contract issued by the Company to take the death benefit amount in the form of withdrawals over a longer period of time, with the flexibility to withdraw more than the IRS required minimum distribution. The Beneficiary may elect the Extended Legacy Program on the Death Claim Form. The Extended Legacy Guide includes important information regarding the program offered to Beneficiaries on or after September 20, 2010. The Extended

Legacy Guide may be requested from the Annuity Service Center.

We will send the Beneficiary a prospectus which describes the investment options and administrative features available under the Extended Legacy Program along with the Extended Legacy Guide. The prospectus that the Beneficiary will receive may be for a different product than the original Owner purchased. Upon election of the Extended Legacy Program, the contract continues in the original Owner's name for the benefit of the Beneficiary. Generally, IRS required minimum distributions must be made at least annually over a period not to exceed the Beneficiary's life expectancy as determined in the calendar year after the Owner's death. Payments must begin no later than the first anniversary of death for Non-Qualified contracts or December 31st of the year following the year of death for IRAs. Your Beneficiary cannot participate in the Extended Legacy Program if he/she has already elected another settlement option.

If the Beneficiary elects to participate in this program and the contract value is less than the death benefit amount as of the date we receive satisfactory proof of death and all required paperwork, we will increase the contract value by the amount which the death benefit exceeds contract value.

There are certain restrictions applicable to the Extended Legacy Program. The Extended Legacy Program cannot be elected with rollover contracts from other companies. No Purchase Payments are permitted. Living Benefits and Death Benefits that may have been elected by the original Owner are not available and any charges associated with these features will no longer be deducted. In the event of the Beneficiary's death, any remaining contract value will be paid to the person(s) named by the Beneficiary. The contract may not be assigned and ownership may not be changed or jointly owned.

We may offer Variable Portfolios currently available under the Separate Account to the Beneficiary upon election of the Extended Legacy Program. These Variable Portfolios may differ from those available to the original Owner; in addition, the Variable Portfolios may be of a different share class subject to higher 12b-1 fees. The Beneficiary may transfer funds among the Variable Portfolios. Any Fixed Accounts that may have been available to the original Owner will no longer be available for investment to the Beneficiary.

If the Beneficiary elects the Extended Legacy Program, we will charge a lower annual Separate Account Charge of 1.15%. This charge is deducted daily from the average daily ending net asset value allocated to the Variable Portfolios. The Beneficiary may withdraw all or a portion of the contract value at any time and withdrawals are not subject to withdrawal charges. Additionally, the Beneficiary may choose to participate in the Systematic Withdrawal Program and the Automatic Asset Rebalancing Program.

Beneficiaries that elected the Extended Legacy Program prior to September 20, 2010 will continue to be charged the same Separate Account Charge as described above under SEPARATE ACCOUNT EXPENSES and will continue to be offered the same Variable Portfolios available in this prospectus.

5-YEAR SETTLEMENT OPTION

The Beneficiary may also elect to receive the death benefit under a 5-year settlement option. The Beneficiary may take withdrawals as desired, but the entire contract value must be distributed by December 31st of the year containing the fifth anniversary of death. For IRAs, the 5-year settlement option is not available if the date of death is after the required beginning date for distributions (April 1 of the year following the year the original Owner reaches the age of 70 1/2).

PLEASE CONSULT A QUALIFIED ADVISER REGARDING TAX IMPLICATIONS ABOUT YOUR PARTICULAR CIRCUMSTANCES IF YOU ARE CONSIDERING ONE OF THESE BENEFICIARY CONTINUATION OPTIONS.

DEATH BENEFIT DEFINED TERMS

The term "Net Purchase Payment" is used frequently in describing the death benefit payable. Net Purchase Payment is an on-going calculation. It does not represent a contract value.

We determine Net Purchase Payments as Purchase Payments less adjustments for withdrawals. Net Purchase Payments are increased by the amount of subsequent Purchase Payments, if any, and reduced for withdrawals, if any, in the same proportion that the contract value was reduced on the date of such withdrawal.

The term "Withdrawal Adjustment" is used, if you have elected a Living Benefit, to describe the way in which the amount of the death benefit will be adjusted for withdrawals depending on when you take a withdrawal and the amount of the withdrawal. If cumulative withdrawals for the current contract year are taken prior to your 81st birthday and are less than or equal to the Maximum Annual Withdrawal Amount, the amount of adjustment will equal the amount of each withdrawal. If a withdrawal is taken prior to your 81st birthday and cumulative withdrawals for the current contract year are in excess of the Maximum Annual Withdrawal Amount, the contract value and the death benefit are first reduced by the Maximum Annual Withdrawal Amount. The resulting death benefit is further adjusted by the withdrawal amount in excess of the Maximum Annual Withdrawal Amount by the percentage by which the Excess Withdrawal reduced the resulting contract value. If a withdrawal is taken on or after your 81st birthday, the amount of adjustment is determined by the percentage by which the withdrawal reduced the contract value.

The term "withdrawals" as used in describing the death benefit options is defined as withdrawals and the fees and charges applicable to those withdrawals.


The Company does not accept Purchase Payments from anyone age 86 or older. Therefore, the death benefit calculations assume that no Purchase Payments are received on or after your 86th birthday.

The standard death benefit and the optional Maximum Anniversary Value death benefit are calculated differently depending on whether you have also elected one of the Living Benefits described above.

STANDARD DEATH BENEFIT

THE FOLLOWING IS A DESCRIPTION OF THE STANDARD DEATH BENEFIT FOR CONTRACTS ISSUED AFTER MAY 1, 2009.

THE FOLLOWING DESCRIBES THE STANDARD DEATH BENEFIT WITHOUT ELECTION OF A LIVING
BENEFIT:
If the contract is issued prior to your 83rd birthday, the standard death benefit on your contract is the greater of:
     1. Contract value; or
     2. Net Purchase Payments.
If the contract is issued on or after the 83rd birthday but prior to your 86th birthday, the standard death benefit on your contract is the greater of:
     1. Contract value; or
     2. The lesser of:
          a. Net Purchase Payments; or
          b. 125% of Contract value.

THE FOLLOWING DESCRIBES THE STANDARD DEATH BENEFIT WITH ELECTION OF A LIVING
BENEFIT:
If the contract is issued prior to your 83rd birthday, the standard death benefit on your contract is the greater of:
     1. Contract value; or
     2. Purchase Payment reduced by:

          a. any Withdrawal Adjustments, if the Living Benefit has not been terminated: or

          b. any Withdrawal Adjustments, prior to the date the Living Benefit is terminated; and reduced for any withdrawals in the same proportion that the withdrawal reduced the contract value on the date of such withdrawal on or after the date the Living Benefit is terminated.

If the contract is issued on or after the 83rd birthday but prior to your 86th birthday, the standard death benefit on your contract is the greater of:
     1. Contract value; or
     2. The lesser of:
          a. Net Purchase Payments; or
          b. 125% of Contract value.

THE FOLLOWING IS A DESCRIPTION OF THE STANDARD DEATH BENEFIT FOR CONTRACTS ISSUED BETWEEN AUGUST 2, 2004 AND APRIL 30, 2009.

If the contract is issued prior to your 83rd birthday, the standard death benefit on your contract is the greater of:
     1. Contract value; or
     2. Net Purchase Payments.
If the contract is issued on or after the 83rd birthday but prior to your 86th birthday, the standard death benefit on your contract is the greater of:
     1. Contract value; or
     2. The lesser of:
          a. Net Purchase Payments; or
          b. 125% of Contract value.

THE FOLLOWING IS A DESCRIPTION OF THE STANDARD DEATH BENEFIT FOR CONTRACTS ISSUED BETWEEN OCTOBER 16, 2000 AND AUGUST 2, 2004.

The standard death benefit on your contract, if you are age 74 or younger at the time of death, is the greater of:
     1. Contract value.
     2. Net Purchase Payments compounded at a 3% annual growth rate from the date of issue until the date of death, plus any Purchase Payments recorded after the date of death; and reduced for any withdrawals (and fees and charges applicable to those withdrawals) recorded after the date of death, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal; or
If you are age 75 or older at the time of death, the death benefit is the greater of:
     1. Contract value.
     2. Net Purchase Payments compounded at a 3% annual growth rate from date of issue until the your 75th birthday, plus any Purchase Payments recorded after the 75th birthday; and reduced for any withdrawals (and fees and charges applicable to those withdrawals) recorded after the 75th birthday, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal; or

OPTIONAL COMBINATION HV & ROLL-UP DEATH BENEFIT

THE FOLLOWING IS A DESCRIPTION OF THE COMBINATION HV & ROLL-UP DEATH BENEFIT FOR CONTRACTS ISSUED ON OR AFTER MAY 1, 2009.

IF YOU ELECT THE COMBINATION HV & ROLL-UP DEATH BENEFIT, YOU MAY NOT ELECT THE MAXIMUM ANNIVERSARY VALUE AND ESTATEPLUS DEATH BENEFITS AND/OR A LIVING BENEFIT OR ANY AVAILABLE FIXED ACCOUNT(S). For an additional fee, you may elect the optional Combination HV & Roll-Up death benefit which can provide greater protection for your Beneficiaries. You may only elect this death benefit at the time you purchase your contract and once elected, the Owner cannot change the election thereafter at any time.

The fee for the optional Combination HV & Roll-Up death benefit is 0.65% of the average daily net asset value allocated to the Variable Portfolios. You may pay for this optional death benefit and your Beneficiary may never receive the benefit once you begin the Income Phase. The Combination HV & Roll-Up death benefit can only be elected prior to your 76th birthday at contract issue.

Please note that this feature may not be available through the broker-dealer with which your financial representative is affiliated.

The death benefit is the greatest of:

     1. Contract value; or

     2. The Maximum anniversary value on any contract anniversary prior to the earlier of your 85th birthday or date of death, adjusted for any Net Purchase Payments since that anniversary. The anniversary value for any year is equal to the contract value on the applicable contract anniversary.

     3. Net Purchase Payments received prior to your 80th birthday accumulated at 5% through the earliest of:

          (a) 15 years after the contract date; or

          (b) The day before your 80th birthday; or

          (c) The date of death,

         adjusted for Net Purchase Payments received after the timeframes outlined in (a)-(c). Net Purchase Payments received after the timeframes outlined in (a)-(c) will not accrue at 5%.

OPTIONAL PURCHASE PAYMENT ACCUMULATION DEATH BENEFIT

THE FOLLOWING IS A DESCRIPTION OF THE PURCHASE PAYMENT ACCUMULATION DEATH BENEFIT OPTION FOR CONTRACTS ISSUED BETWEEN AUGUST 2, 2004 AND APRIL 30, 2009.

If the contract is issued prior to your 75th birthday, the death benefit is the greatest of:
     1. Contract value; or
     2. Net Purchase Payments, compounded at 3% annual growth rate to the earlier of the 75th birthday or the date of death, reduced for withdrawals after the 75th birthday in the same proportion that the contract value was reduced on the date of such withdrawal, and adjusted for Net Purchase Payments received after the 75th birthday; or
     3. Contract value on the seventh contract anniversary, reduced for withdrawals since the seventh contract anniversary in the same proportion that the contract value was reduced on the date of such withdrawal, and adjusted for Net Purchase Payments received after the seventh contract anniversary.

The Purchase Payment Accumulation Option can only be elected prior to your 75th birthday.

THE FOLLOWING IS A DESCRIPTION OF THE 5% ACCUMULATION DEATH BENEFIT OPTION FOR CONTRACTS ISSUED PRIOR TO AUGUST 2, 2004.
The death benefit is the greater of:
     1. Contract value; or
     2. Net Purchase Payments compounded to the earlier of the 80th birthday or the date of death, at a 5% annual growth rate, plus any Purchase Payments recorded after the 80th birthday or the date of death; and reduced for any withdrawals (and fees and charges applicable to those withdrawals recorded after the 80th birthday or the date of death, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal, up to a maximum benefit of two times the Net Purchase Payments made over the life of your contract.

If you die after the Latest Annuity Date and you selected the 5% Accumulation option, any death benefit payable under the contract will be the Standard Death Benefit as described above. Therefore, your beneficiary will not receive any benefit from the 5% Accumulation death benefit option.

OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT


THE FOLLOWING IS A DESCRIPTION OF THE MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT OPTION FOR CONTRACTS ISSUED ON OR AFTER MAY 1, 2009.


For an additional fee, you may elect the optional Maximum Anniversary Value death benefit described below which can provide greater protection for your beneficiaries. You may only elect the optional Maximum Anniversary Value death benefit at the time you purchase your contract and you cannot change your election thereafter at any time. The fee for the optional Maximum Anniversary Value death benefit is 0.15% of the average daily net asset value allocated to the Variable Portfolios. You may pay for the optional death benefit and your Beneficiary may never receive the benefit once you begin the Income Phase. The Maximum Anniversary Value death benefit can only be elected prior to your 83rd birthday.


THE FOLLOWING DESCRIBES THE OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT WITHOUT ELECTION OF A LIVING BENEFIT:

The death benefit is the greatest of:

     1. Contract value; or

     2. Net Purchase Payments; or

     3. Maximum anniversary value on any contract anniversary prior to the earlier of your 83rd birthday or date of death, plus Purchase Payments received since that anniversary; and reduced for any withdrawals since that anniversary in the same proportion that the withdrawal reduced the contract value on the date of such withdrawal. The anniversary value for any year is equal to the contract value on the applicable contract anniversary.

THE FOLLOWING DESCRIBES THE OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT WITH ELECTION OF A LIVING BENEFIT:

The death benefit is the greatest of:

     1. Contract value; or

     2. Purchase Payments reduced by:

          a. any Withdrawal Adjustments, if the Living Benefit has not been terminated: or

          b. any Withdrawal Adjustments, prior to the date the Living Benefit is terminated; and reduced for any withdrawals in the same proportion that the withdrawal reduced the contract value on the date of such withdrawal on or after the date the Living Benefit is terminated.

     3. Maximum anniversary value on any contract anniversary prior to the earlier of your 83rd birthday or date of death, plus Purchase Payments received since that contract anniversary; and reduced by:

          a. any Withdrawal Adjustments since that contract anniversary, if the Living Benefit has not been terminated: or

          b. any Withdrawal Adjustments since that contract anniversary, prior to the date the Living Benefit is terminated; and reduced for any withdrawals in the same proportion that the withdrawal reduced the contract value on the date of such withdrawal on or after the date the Living Benefit is terminated.

          The anniversary value for any year is equal to the contract value on the applicable anniversary.

THE FOLLOWING IS A DESCRIPTION OF THE MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT OPTION FOR CONTRACTS ISSUED BETWEEN AUGUST 2, 2004 AND APRIL 30, 2009.
The death benefit is the greatest of:
     1. Contract value; or
     2. Net Purchase Payments; or
     3. Maximum anniversary value on any contract anniversary prior to your 83rd birthday. The Anniversary value equals the contract value on a contract anniversary, reduced for withdrawals since that contract anniversary in the same proportion that the contract value was reduced on the date of such withdrawal, and adjusted for any Net Purchase Payments since that anniversary

The Maximum Anniversary Value option can only be elected prior to your 83rd birthday.

THE FOLLOWING IS APPLICABLE TO THE MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT OPTION FOR CONTRACTS ISSUED BETWEEN AUGUST 2, 2004 AND APRIL 30, 2007.

Under the Maximum Anniversary Value option, if you die on or after your 90th birthday, the death benefit is equal to your contract value. Accordingly, you will not get any benefit from this option if you are age 90 or older at the time of death.

THE FOLLOWING IS A DESCRIPTION OF THE MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT OPTION FOR CONTRACTS ISSUED PRIOR TO AUGUST 2, 2004.

The death benefit is the greatest of:
     1. Contract value; or
     2. Net Purchase Payments; or
     3. Maximum anniversary value on any contract anniversary prior to your 81st birthday. The anniversary value equals the contract value on a contract anniversary increased by any Purchase Payments recorded after that anniversary; and reduced for any withdrawals recorded after the anniversary, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal.

If you are age 90 or older at the time of death and you had selected the Maximum Anniversary Value death benefit option, the death benefit will be equal to your contract value. Therefore, your beneficiary will not receive any benefit from the Maximum Anniversary Value death benefit option.

OPTIONAL ESTATEPLUS BENEFIT

EstatePlus ("Earnings Advantage" for contracts issued prior to August 2, 2004), an optional earnings enhancement death benefit, may increase the death benefit amount if you have earnings in your contract at the time of death. The fee for the benefit is 0.25% of the average daily ending net asset value allocated to the Variable Portfolios. EstatePlus is not available if you were age 81 or older at the time we issued your contract. EstatePlus is not available if you elected the Combination HV & Roll-Up death benefit.

If you purchased your contract prior to August 2, 2004, you were not charged a fee for the Earnings Advantage benefit. It was included in the Seasons Estate Advantage which offered you a choice between the Maximum Anniversary Value or 5% Accumulation death benefit options for a fee of 0.25% of the average daily ending net asset value allocated to the Variable Portfolios.

In order to elect EstatePlus, you must have also elected the optional Maximum Anniversary Value or Purchase Payment Accumulation death benefits described above.

You must elect EstatePlus at the time we issued your contract and you may not terminate this election. Furthermore, EstatePlus is not payable after the Latest Annuity Date. You may pay for EstatePlus and your

Beneficiary may never receive the benefit if you live past the Latest Annuity Date.

We will add a percentage of your contract earnings (the "EstatePlus Percentage" or "Earnings Advantage Percentage" for contracts issued prior to August 2,
2004), subject to a maximum dollar amount (the "Maximum EstatePlus Benefit" or "Maximum Earnings Advantage Percentage" for contracts issued prior to August 2,
2004), to the death benefit payable. The contract year of your death will determine the EstatePlus Percentage and the Maximum EstatePlus Benefit.

The table below applies to contracts issued prior to your 70th birthday:

----------------------------------------------------------------------------------------
         CONTRACT YEAR                 ESTATEPLUS                     MAXIMUM
           OF DEATH                    PERCENTAGE               ESTATEPLUS BENEFIT
----------------------------------------------------------------------------------------
 Years 0 - 4                      25% of Earnings         40% of Net Purchase Payments*
                                                          (25% for contracts issued
                                                          prior to 8/2/04)
----------------------------------------------------------------------------------------
 Years 5 - 9                      40% of Earnings         65% of Net Purchase Payments*
                                                          (40% for contracts issued
                                                          prior to 8/2/04)
----------------------------------------------------------------------------------------
 Years 10+                        50% of Earnings         75% of Net Purchase Payments*
                                                          (50% for contracts issued
                                                          prior to 8/2/04)
----------------------------------------------------------------------------------------


The table below applies to contracts issued on or after your 70th birthday but prior to your 81st birthday:

----------------------------------------------------------------------------------------
         CONTRACT YEAR                 ESTATEPLUS                     MAXIMUM
           OF DEATH                    PERCENTAGE               ESTATEPLUS BENEFIT
----------------------------------------------------------------------------------------
 All Contract Years               25% of Earnings         40% of Net Purchase Payments*
----------------------------------------------------------------------------------------


* Purchase Payments received after the 5th contract anniversary must remain in the contract for at least 6 full months to be included as part of Net Purchase Payments for the purpose of the Maximum EstatePlus Benefit.

What is the Contract Year of Death?

Contract Year of Death is the number of full 12-month periods during which you have owned your contract ending on the date of death. Your Contract Year of Death is used to determine the EstatePlus Percentage and Maximum EstatePlus Benefit as indicated in the table above.

What is the EstatePlus Percentage?

We determine the EstatePlus benefit using the EstatePlus Percentage, indicated in the table above, which is a specified percentage of the earnings in your contract on the date of death. For the purpose of this calculation, earnings equals contract value minus Net Purchase Payments as of the date of death. If there are no earnings in your contract at the time of death, the amount of your EstatePlus benefit will be zero.

What is the Maximum EstatePlus Benefit?

The EstatePlus benefit is subject to a maximum dollar amount. The Maximum EstatePlus Benefit is equal to a specified percentage of your Net Purchase Payments, as indicated in the table above.

EstatePlus may not be available in your state or through the broker-dealer with which your financial representative is affiliated.

A Continuing Spouse may continue EstatePlus if they are age 80 or younger on the Continuation Date or terminate the benefit. If a Continuing Spouse is age 81 or older on the Continuation Date, they may continue the contract only and may not continue the EstatePlus feature. If the Continuing Spouse terminates EstatePlus or dies after the Latest Annuity Date, no EstatePlus benefit will be payable to the Continuing Spouse's Beneficiary. PLEASE SEE SPOUSAL CONTINUATION BELOW.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE ESTATEPLUS (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.

SPOUSAL CONTINUATION

The Continuing Spouse may elect to continue the contract after your death. Generally, the contract, its benefits and elected features, if any, remain the same. However, Domestic Partners, Same-Sex Spouses and non-spousal joint Owners who jointly own or are Beneficiaries of a contract should consult with their tax adviser and/or financial representative as they are not eligible for spousal continuation under the contract as allowed by the Internal Revenue Code. The Continuing Spouse is subject to the same fees, charges and expenses applicable to the original Owner of the contract. A spousal continuation can only take place once, upon the death of the original Owner of the contract.

If the Continuing Spouse terminates the optional Combination HV & Roll-Up death benefit on the Continuation Date, no optional Combination HV & Roll-Up death benefit will be payable to the Continuing Spouse's Beneficiary. The Continuing Spouse may not terminate the optional Maximum Anniversary Value or Purchase Payment Accumulation death benefits.

To the extent that the Continuing Spouse invests in the Variable Portfolios, they will be subject to investment risk as was the original Owner.

Upon a spousal continuation, we will contribute to the contract value an amount by which the death benefit that would have been paid to the Beneficiary upon the death of the original Owner, exceeds the contract value ("Continuation Contribution"), if any. We will add the Continuation Contribution as of the date we receive both the

Continuing Spouse's written request to continue the contract and satisfactory proof of death of the original Owner ("Continuation Date") at the Annuity Service Center. The Continuation Contribution is not considered a Purchase Payment for the purposes of any other calculations except the death benefit following the Continuing Spouse's death. Generally, the age of the Continuing Spouse on the Continuation Date and on the date of the Continuing Spouse's death will be used in determining any future death benefits under the contract. PLEASE SEE THE SPOUSAL CONTINUATION APPENDIX FOR A DISCUSSION OF THE DEATH BENEFIT CALCULATIONS UPON A CONTINUING SPOUSE'S DEATH.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SPOUSAL CONTINUATION PROVISION (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME FOR PROSPECTIVELY ISSUED CONTRACTS.

PLEASE SEE OPTIONAL LIVING BENEFITS ABOVE FOR INFORMATION ON THE EFFECT OF SPOUSAL CONTINUATION ON THESE BENEFITS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    EXPENSES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

There are fees and expenses associated with your contract which reduce your investment return. We will not increase certain contract fees, such as mortality and expense charges or withdrawal charges for the life of your contract. Underlying Fund fees may increase or decrease. Some states may require that we charge less than the amounts described below. PLEASE SEE THE STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX FOR STATE-SPECIFIC EXPENSES.

We intend to profit from the sale of the contracts. Our profit may be derived as a result of a variety of pricing factors including but not limited to the fees and charges assessed under the contract and/or amounts we may receive from an Underlying Fund, its investment adviser and/or subadvisers (or affiliates thereof). PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW. The fees, charges, amounts received from the Underlying Funds (or affiliates thereof) and any resulting profit may be used for any corporate purpose including supporting marketing, distribution and/or administration of the contract and, in its role as an intermediary, the Underlying Funds.

SEPARATE ACCOUNT EXPENSES

The annualized Separate Account expense is 1.40% of the average daily ending net asset value allocated to the Variable Portfolios. This charge compensates the Company for the mortality and expense risk and the costs of contract distribution assumed by the Company.

Generally, the mortality risks assumed by the Company arise from its contractual obligations to make annuity income payments after the Annuity Date and to provide a death benefit. The expense risk assumed by the Company is that the costs of administering the contracts and the Separate Account will exceed the amount received from the fees and charges assessed under the contract.

If these charges do not cover all of our expenses, we will pay the difference. Likewise, if these charges exceed our expenses, we will keep the difference. The mortality and expense risk charge is expected to result in a profit. Profit may be used for any cost or expense including supporting distribution. PLEASE SEE PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT BELOW.

WITHDRAWAL CHARGES

The contract provides a free withdrawal amount every contract year. PLEASE SEE ACCESS TO YOUR MONEY ABOVE. You may incur a withdrawal charge if you take a withdrawal in excess of the free withdrawal amount and/or if you fully surrender your contract.

We apply a withdrawal charge schedule against each Purchase Payment you contribute to the contract. After a Purchase Payment has been in the contract for 9 complete years if you elected to participate in the Seasons Rewards program, a withdrawal charge no longer applies to that Purchase Payment. The withdrawal charge percentage declines over time for each Purchase Payment in the contract. The withdrawal charge schedules are as follows:

WITHDRAWAL CHARGE WITHOUT THE ELECTION OF THE SEASONS REWARDS PROGRAM:

----------------------------------------------------------------------------------------------------------------------
 YEARS SINCE
 PURCHASE
 PAYMENT
 RECEIPT             1            2            3            4            5            6            7            8+
----------------------------------------------------------------------------------------------------------------------
 WITHDRAWAL
 CHARGE              7%           6%           6%           5%           4%           3%           2%           0%
----------------------------------------------------------------------------------------------------------------------


WITHDRAWAL CHARGE WITH ELECTION OF THE SEASONS REWARDS PROGRAM:

----------------------------------------------------------------------------------------------------
 YEARS SINCE
 PURCHASE PAYMENT
 RECEIPT                 1       2       3       4       5       6       7       8       9      10+
----------------------------------------------------------------------------------------------------
 WITHDRAWAL CHARGE      9%      8%      7%      6%      6%      5%      4%      3%      2%      0%
----------------------------------------------------------------------------------------------------


These higher potential withdrawal charges for the Seasons Rewards program may compensate us for the expenses associated with the program.

The Seasons Rewards program is designed for long term investing. We expect that if you remain committed to this investment over the long term, we will profit as a result of fees charged over the life of your contract. However, other than the withdrawal charge, no other fees or charges are higher if you elect Seasons Rewards than the contract without an election of this program.

If you participate in the Seasons Rewards program, you will not receive any deferred Payment Enhancement if you fully withdraw a Purchase Payment or if you surrender your contract prior to the corresponding Deferred Payment Enhancement Date.

Although we do not assess a withdrawal charge when you take a 10% free withdrawal of the total invested amount we will proportionally reduce the amount of any corresponding Deferred Payment Enhancement.

When calculating the withdrawal charge, we treat withdrawals as coming first from the Purchase Payments that have been in your contract the longest. However, for tax purposes, your withdrawals are considered as coming from earnings first, then Purchase Payments. PLEASE SEE ACCESS TO YOUR MONEY ABOVE.

If you take a partial withdrawal, you can choose whether any applicable withdrawal charges are deducted from the amount withdrawn or from the contract value remaining after the amount withdrawn. If you fully surrender your contract value, we deduct any applicable withdrawal charges from the amount surrendered.

We will not assess a withdrawal charge when we pay a death benefit, assess contract fees and/or when you switch to the Income Phase.

Withdrawals made prior to age 59 1/2 may result in tax penalties. PLEASE SEE TAXES BELOW.

UNDERLYING FUND EXPENSES

INVESTMENT MANAGEMENT FEES

Each Variable Portfolio purchases shares of a corresponding Underlying Fund. The Accumulation Unit value for each Variable Portfolio reflects the investment management fees and other expenses of the corresponding Underlying Funds. The Accumulation Unit value for Variable Portfolios that invest in Feeder Funds also will reflect the investment management fee and other expenses of the corresponding Master Fund in which the Feeder Funds invest. These fees may vary. They are not fixed or specified in your annuity contract, rather the Underlying Funds are governed by their own boards of trustees.

12b-1 FEES

Underlying Fund shares are subject to a fee of 0.25% imposed under a servicing plan adopted by Seasons Series Trust, SunAmerica Series Trust, Fidelity(R) Variable Insurance Products and T. Rowe Price Equity Series, Inc. pursuant to Rule 12b-1 under the Investment Company Act of 1940. The Managed Allocation Portfolios do not directly impose a 12b-1 fee, but do invest in certain Select and Focused Portfolios, and thus, indirectly bear the expenses of those Underlying Funds including the 12b-1 fees.

The 12b-1 fees compensate us for costs associated with the servicing of these shares, including, but not limited to, reimbursing us for expenditures we make to registered representatives in selling firms for providing services to contract owners who are indirect beneficial owners of these shares and for maintaining contract owner accounts.

FOR MORE DETAILED INFORMATION ON THESE UNDERLYING FUND FEES, PLEASE REFER TO THE TRUST PROSPECTUSES.

CONTRACT MAINTENANCE FEE

During the Accumulation Phase, we deduct a contract maintenance fee of $35 from your contract once per year on your contract anniversary. This charge compensates us for the cost of administering your contract. The fee is deducted proportionately from your contract value on your contract anniversary by redeeming the number of Accumulation Units invested in the Variable Portfolios and the dollar amount invested in available Fixed Accounts which in total equal the amount of the fee. If you withdraw your entire contract value, we will deduct the contract maintenance fee from that withdrawal.

If your contract value is $50,000 or more on your contract anniversary date, we currently waive this fee. This waiver is subject to change without notice.

PLEASE SEE STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX FOR THE STATE-SPECIFIC CONTRACT MAINTENANCE FEE.

TRANSFER FEE

We permit 15 free transfers between investment options each contract year. We charge you $25 for each additional transfer that contract year.

OPTIONAL LIVING BENEFITS FEES

Please see FEE TABLE above for a description of the optional living benefit fees offered over time in this contract.

OPTIONAL COMBINATION HV & ROLL-UP DEATH BENEFIT FEE

The fee for the optional Combination HV & Roll-Up death benefit is 0.65% of the average daily net asset value allocated to the Variable Portfolio(s).

OPTIONAL ENHANCED DEATH BENEFIT

The fee for the optional death benefit is 0.15% of the average daily ending net asset value allocated to the Variable Portfolio(s). This enhanced death benefit fee applies to the Maximum Anniversary Value death benefit option or Purchase Payment Accumulation death benefit option issued to contracts on or after August 2, 2004.

If you purchased your contract prior to August 2, 2004, the enhanced death benefit option on your contracts was called Seasons Estate Advantage. Seasons Estate Advantage offered the choice between the Maximum Anniversary Value or 5% Accumulation death benefit options along with the

Earnings Advantage death benefit for a fee of 0.25% of the average daily ending net asset value allocated to the Variable Portfolios.

OPTIONAL ESTATEPLUS FEE

The annualized fee for the optional EstatePlus benefit is 0.25% of the average daily ending net asset value allocated to the Variable Portfolio(s). There is no fee applicable for this benefit ("Earnings Advantage") for contracts issued prior to August 2, 2004.

PREMIUM TAX

Certain states charge the Company a tax on Purchase Payments up to a maximum of 3.5%. These states permit us to either deduct the premium tax when you make a Purchase Payment or when you fully surrender your contract or begin the Income Phase. PLEASE SEE THE STATE CONTRACT AVAILABILITY AND/OR VARIABILITY APPENDIX BELOW for a listing of the states that charge premium taxes, the percentage of the tax and distinctions in impact on Qualified and Non-Qualified contracts.

INCOME TAXES

We do not currently deduct income taxes from your contract. We reserve the right to do so in the future.

REDUCTION OR ELIMINATION OF FEES, EXPENSES AND ADDITIONAL AMOUNTS CREDITED

Sometimes sales of contracts to groups of similarly situated individuals may lower our fees and expenses. We reserve the right to reduce or waive certain fees and expenses when this type of sale occurs. In addition, we may also credit additional amounts to contracts sold to such groups. We determine which groups are eligible for this treatment. Some of the criteria we evaluate to make a determination are size of the group; amount of expected Purchase Payments; relationship existing between us and the prospective purchaser; length of time a group of contracts is expected to remain active; purpose of the purchase and whether that purpose increases the likelihood that our expenses will be reduced; and/or any other factors that we believe indicate that fees and expenses may be reduced.

The Company may make such a determination regarding sales to its employees, its affiliates' employees and employees of currently contracted broker-dealers; its registered representatives; and immediate family members of all of those described. Currently, the Company credits an additional amount to contracts sold to the following groups: (1) employees of the Company and its affiliates, and their immediate family members; (2) appointed agents and registered representatives of broker-dealers that sell the Company's and its affiliates' variable contracts, and the agents' and registered representatives' immediate family members; (3) trustees of mutual funds offered in the Company's and its affiliates' variable contracts. The additional amount credited to a contract sold to one of the above individuals will generally equal the commission payable on the initial purchase payment for the contract. This means that the additional amount will generally be in the range of 1.50% to 7.75% of the initial Purchase Payment.

Certain broker-dealers may limit crediting this additional amount to employees only.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE ANY SUCH DETERMINATION OR THE TREATMENT APPLIED TO A PARTICULAR GROUP AT ANY TIME.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                           PAYMENTS IN CONNECTION WITH
                          DISTRIBUTION OF THE CONTRACT
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PAYMENTS WE MAKE

We make payments in connection with the distribution of the contracts that generally fall into the three categories below.

COMMISSIONS. Registered representatives of broker-dealers ("selling firms") licensed under federal securities laws and state insurance laws sell the contract to the public. The selling firms have entered into written selling agreements with the Company and SunAmerica Capital Services, Inc. ("SACS"), the distributor of the contracts. We pay commissions to the selling firms for the sale of your contract. The selling firms are paid commissions for the promotion and sale of the contracts according to one or more schedules. The amount and timing of commissions will vary depending on the selling firm and its selling agreement with us. For example, as one option, we may pay upfront commission only, up to a maximum 7.75% of each Purchase Payment you invest (which may include promotional amounts we may pay periodically as commission specials). Another option may be a lower upfront commission on each Purchase Payment, with a trail commission of up to a maximum 1.50% of contract value annually.

The registered representative who sells you the contract typically receives a portion of the compensation we pay to his/her selling firm, depending on the agreement between the selling firms and its registered representative and their internal compensation program. We are not involved in determining your registered representatives' compensation.

ADDITIONAL CASH COMPENSATION. We may enter into agreements to pay selling firms support fees in the form of additional cash compensation ("revenue sharing"). These revenue sharing payments may be intended to reimburse the selling firms for specific expenses incurred or may be based on sales, certain assets under management, longevity of assets invested with us and/or a flat fee. Asset-based payments primarily create incentives to service and maintain previously sold contracts. Sales-based payments primarily create incentives to make new sales of contracts.

These revenue sharing payments may be consideration for, among other things, product placement/preference and visibility, greater access to train and educate the selling firm's registered representatives about our contracts, our participation in sales conferences and educational seminars and for selling firms to perform due diligence on our contracts. The amount of these fees may be tied to the anticipated level of our access in that selling firm.

We enter into such revenue sharing arrangements in our discretion and we may negotiate customized arrangements with selling firms, including affiliated and non-affiliated selling firms based on various factors. These special compensation arrangements are not offered to all selling firms and the terms of such arrangements may vary between selling firms depending on, among other things, the level and type of marketing and distribution support provided, assets under management and the volume and size of the sales of our contracts.

If allowed by his or her selling firm, a registered representative or other eligible person may purchase a contract on a basis in which an additional amount is credited to the contract. PLEASE SEE REDUCTION OR ELIMINATION OF FEES, EXPENSES AND ADDITIONAL AMOUNTS CREDITED ABOVE.

We provide a list of firms to whom we paid annual amounts greater than $5,000 under these revenue sharing arrangements in 2011 in the Statement of Additional Information which is available upon request.

We do not assess a specific charge directly to you or your separate account assets in order to cover commissions and other sales expenses and incentives we pay. However, we anticipate recovering these amounts from our profits which are derived from the fees and charges collected under the contract. We hope to benefit from these revenue sharing arrangements through increased sales of our contracts and greater customer service support.

Revenue sharing arrangements may provide selling firms and/or their registered representatives with an incentive to favor sales of our contracts over other variable annuity contracts (or other investments) with respect to which a selling firm does not receive the same level of additional compensation. You should discuss with your selling firm and/or registered representative how they are compensated for sales of a contract and/or any resulting real or perceived conflicts of interest. You may wish to take such revenue sharing arrangements into account when considering or evaluating any recommendation relating to this contract.

NON-CASH COMPENSATION. Some registered representatives may receive various types of non-cash compensation such as gifts, promotional items and entertainment in connection with our marketing efforts. We may also pay for registered representatives to attend educational and/or business seminars. Any such compensation is paid in accordance with SEC and FINRA rules.

PAYMENTS WE RECEIVE

We may directly or indirectly receive revenue sharing payments from the Trusts, their investment advisers, sub-advisers and/or distributors (or affiliates thereof), in connection with certain administrative, marketing and other services we provide and related expenses we incur. The availability of these revenue sharing arrangements creates an incentive for us to seek and offer Underlying Funds (and classes of shares of such Underlying Funds) that make such payments to us. Other Underlying Funds (or available classes of shares) may have lower fees and better overall investment performance. Not all Trusts pay the same amount of revenue sharing. Therefore, the amount of fees we collect may be greater or smaller based on the Underlying Funds you select.

We generally receive three kinds of payments described below.

RULE 12b-1. We receive 12b-1 fees of up to 0.25% of the average daily net assets in certain Underlying Funds, including the Feeder Funds. These fees are deducted directly from the assets of the Underlying Funds with the exception of the Managed Allocation Portfolios. The Managed Allocation Portfolios, which are structured as Fund-of-Funds, are not subject to 12b-1 fees but indirectly bear the expenses of the Underlying Funds, including the 12b-1 fees, in which they invest. PLEASE SEE EXPENSES ABOVE.


ADMINISTRATIVE, MARKETING AND SUPPORT SERVICE FEES. We receive compensation of up to 0.50% annually based on assets under management from certain Trusts' investment advisers, subadvisers and/or distributors (or affiliates thereof). These payments may be derived, in whole or in part, from the investment management fees deducted from assets of the Underlying Funds or wholly from the assets of the Underlying Funds. Contract Owners, through their indirect investment in the Trusts, bear the costs of these investment management fees, which in turn will reduce the return on your investment. These amounts are generally based on assets under management from certain Trusts' investment advisers or their affiliates and vary by Trust. Some investment advisers, subadvisers and/or distributors (or affiliates thereof) pay us more than others. Such amounts received from SAAMCo, a wholly-owned subsidiary of AGL, are not expected to exceed 0.50% annually based on assets under management.


OTHER PAYMENTS. Certain investment advisers, subadvisers and/or distributors (or affiliates thereof) may help offset the costs we incur for marketing activities and training to support sales of the Underlying Funds in the contract. These amounts are paid voluntarily and may provide such advisers, subadvisers and/or distributors access to national and regional sales conferences attended by our employees and registered representatives. The amounts paid depend on the nature of the meetings, the number of meetings attended, the costs expected to be incurred and the level of the adviser's, subadviser's or distributor's participation.

In addition, we (and our affiliates) may receive occasional gifts, entertainment or other compensation as an incentive to market the Underlying Funds and to cooperate with their marketing efforts. As a result of these payments, the investment advisers, subadvisers and/or distributors (or affiliates thereof) may benefit from increased access to our wholesalers and to our affiliates involved in the distribution of the contract.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                             ANNUITY INCOME OPTIONS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INCOME PHASE

WHAT IS THE INCOME PHASE?

During the Income Phase, we use the money accumulated in your contract to make regular payments to you. This is known as "annuitizing" your contract. At this point, the Accumulation Phase ends. You will no longer be able to take withdrawals of contract value and all other features and benefits of your contract will terminate, including your ability to surrender your contract.

BEGINNING THE INCOME PHASE IS AN IMPORTANT EVENT. YOU HAVE DIFFERENT OPTIONS AVAILABLE TO YOU. YOU SHOULD DISCUSS YOUR OPTIONS WITH YOUR FINANCIAL REPRESENTATIVE AND/OR TAX ADVISOR SO THAT TOGETHER YOU MAY MAKE THE BEST DECISION FOR YOUR PARTICULAR CIRCUMSTANCES.

WHEN DOES THE INCOME PHASE BEGIN?

Generally, you can annuitize your contract any time after your second contract anniversary ("Annuity Date") and on or before the Latest Annuity Date, defined below, by completing and mailing the Annuity Option Selection Form to our Annuity Service Center.

If you do not request to annuitize your contract on the Annuity Date of your choice, your contract will be annuitized on the Latest Annuity Date. Your Latest Annuity Date is defined as the later of the first business day of the month following your 95th birthday or 10 years after your contract issue date, whichever is later. If your contract is jointly owned, the Latest Annuity Date is based on the older Owner's date of birth.

HOW DO I ELECT TO BEGIN THE INCOME PHASE?

You must select one of the annuity income payment options, listed below, that best meets your needs by mailing a completed Annuity Option Selection Form to our Annuity Service Center. If you do not select an annuity income payment option, your contract will be annuitized in accordance with the default annuity income payment option specified under Annuity Income Options below.

WHAT IS THE IMPACT ON THE LIVING AND DEATH BENEFITS IF I ANNUITIZE?

Upon annuitizing the contract, the death benefit will terminate. In addition, upon annuitizing, any guaranteed withdrawals under a Living Benefit feature will cease and will be replaced by the annuity income payments. If your contract value is reduced to zero prior to annuitization as a result of receiving guaranteed withdrawals under a Living Benefit feature, your remaining payments under the Living Benefit feature will be paid to you as an annuity. PLEASE SEE OPTIONAL LIVING BENEFITS AND DEATH BENEFITS ABOVE.

ANNUITY INCOME OPTIONS

You must send a written request to our Annuity Service Center to select an annuity income option. Once you begin receiving annuity income payments, you cannot change your annuity income option. If you elect to receive annuity income payments but do not select an annuity income option, your annuity income payments shall be in accordance with Option 4 for a period of 10 years; for annuity income payments based on joint lives, the default is Option 3 for a period of 10 years.

We base our calculation of annuity income payments on the life expectancy of the Annuitant and the annuity rates set forth in your contract. In most contracts, the Owner and Annuitant are the same person. The Owner may change the Annuitant if different from the Owner at any time prior to the Annuity Date. The Owner must notify us if the Annuitant dies before the Annuity Date and designate a new Annuitant. If we do not receive a new Annuitant election, the Owner may not select an annuity income option based on the life of the Annuitant.

If the contract is owned by a non-natural Owner, the Annuitant cannot be changed after the contract has been issued and the death of the Annuitant will trigger the payment of the death benefit.

ANNUITY INCOME OPTION 1 - LIFE INCOME ANNUITY

This option provides annuity income payments for the life of the Annuitant. Annuity income payments end when the Annuitant dies.

ANNUITY INCOME OPTION 2 - JOINT AND SURVIVOR LIFE INCOME ANNUITY

This option provides annuity income payments for the life of the Annuitant and for the life of another designated person. Upon the death of either person, we will continue to make annuity income payments during the lifetime of the survivor. Annuity income payments end when the survivor dies.

ANNUITY INCOME OPTION 3 - JOINT AND SURVIVOR LIFE INCOME ANNUITY WITH 10 OR 20 YEARS GUARANTEED

This option is similar to Option 2 above, with an additional guarantee of payments for at least 10 or 20 years, depending on the period chosen. If the Annuitant and the survivor die before all of the guaranteed annuity income payments have been made, the remaining annuity income payments are made to the Beneficiary under your contract.

ANNUITY INCOME OPTION 4 - LIFE INCOME ANNUITY WITH 10 OR 20 YEARS GUARANTEED

This option is similar to income Option 1 above with an additional guarantee of payments for at least 10 or 20 years, depending on the period chosen. If the Annuitant dies before all guaranteed annuity income payments are made, the remaining annuity income payments are made to the Beneficiary under your contract.

ANNUITY INCOME OPTION 5 - INCOME FOR A SPECIFIED PERIOD

This option provides annuity income payments for a guaranteed period ranging from 5 to 30 years, depending on the period chosen. If the Annuitant dies before all the guaranteed annuity income payments are made, the remaining annuity income payments are made to the Beneficiary under your contract. Additionally, if variable annuity income payments are elected under this option, you (or the Beneficiary under the contract if the Annuitant dies prior to all guaranteed annuity income payments being made) may redeem any remaining guaranteed variable annuity income payments after the Annuity Date. The amount available upon such redemption would be the discounted present value of any remaining guaranteed variable annuity income payments.

If provided for in your contract, any applicable withdrawal charge will be deducted from the discounted value as if you fully surrendered your contract.

The value of an Annuity Unit, regardless of the option chosen, takes into account separate account charges which includes a mortality and expense risk charge. Since Option 5 does not contain an element of mortality risk, no benefit is derived from this charge.

Please see the Statement of Additional Information for a more detailed discussion of the annuity income options.

FIXED OR VARIABLE ANNUITY INCOME PAYMENTS

You can choose annuity income payments that are fixed, variable or both. Unless otherwise elected, if at the date when annuity income payments begin you are invested in the Variable Portfolios only, your annuity income payments will be variable and if your money is only in Fixed Accounts at that time, your annuity income payments will be fixed in amount. Further, if you are invested in both Fixed Accounts and Variable Portfolios when annuity income payments begin, your payments will be fixed and variable, unless otherwise elected. If annuity income payments are fixed, the Company guarantees the amount of each payment. If the annuity income payments are variable, the amount is not guaranteed.

ANNUITY INCOME PAYMENTS

We make annuity income payments on a monthly, quarterly, semi-annual or annual basis. You instruct us to send you a check or to have the payments directly deposited into your bank account. If state law allows, we distribute annuities with a contract value of $5,000 or less in a lump sum. Also, if state law allows and the selected annuity income option results in annuity income payments of less than $50 per payment, we may decrease the frequency of payments.

If you are invested in the Variable Portfolios after the Annuity Date, your annuity income payments vary depending on the following:

     - for life income options, your age when annuity income payments begin; and

     - the contract value attributable to the Variable Portfolios on the Annuity Date; and

     - the 3.5% assumed investment rate used in the annuity table for the contract; and

     - the performance of the Variable Portfolios in which you are invested during the time you receive annuity income payments.

If you are invested in both the Fixed Accounts and the Variable Portfolios after the Annuity Date, the allocation of funds between the Fixed Accounts and Variable Portfolios also impacts the amount of your annuity income payments.

The value of variable annuity income payments, if elected, is based on an assumed interest rate ("AIR") of 3.5% compounded annually. Variable annuity income payments generally increase or decrease from one annuity income payment date to the next based upon the performance of the applicable Variable Portfolios. If the performance of the Variable Portfolios selected is equal to the AIR, the annuity income payments will remain constant. If performance of Variable Portfolios is greater than the AIR, the annuity income payments will increase and if it is less than the AIR, the annuity income payments will decline.

TRANSFERS DURING THE INCOME PHASE

During the Income Phase, only one transfer per month is permitted between the Variable Portfolios. No other transfers are allowed during the Income Phase. Transfers will be effected for the last NYSE business day of the month in which we receive your request for the transfer.

DEFERMENT OF PAYMENTS

We may defer making fixed payments for up to six months, or less if required by law. Interest is credited to you during the deferral period. PLEASE SEE ACCESS TO YOUR MONEY ABOVE FOR A DISCUSSION OF WHEN PAYMENTS FROM A VARIABLE PORTFOLIO MAY BE SUSPENDED OR POSTPONED.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                      TAXES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE BASIC SUMMARY BELOW ADDRESSES BROAD FEDERAL TAXATION MATTERS BASED ON THE INTERNAL REVENUE CODE ("IRC"), TREASURY REGULATIONS AND INTERPRETATIONS EXISTING AS OF THE DATE OF THIS PROSPECTUS AND GENERALLY DOES NOT ADDRESS STATE OR LOCAL TAXATION ISSUES OR QUESTIONS. IT IS NOT TAX ADVICE, NOR DOES IT INCLUDE ALL THE FEDERAL TAX RULES THAT MAY AFFECT YOU AND YOUR CONTRACT. WE CAUTION YOU TO SEEK COMPETENT TAX ADVICE ABOUT YOUR OWN CIRCUMSTANCES FROM A QUALIFIED TAX ADVISOR. WE DO NOT GUARANTEE THE TAX STATUS OR TREATMENT OF YOUR ANNUITY. TAX LAWS CONSTANTLY CHANGE; THEREFORE, WE CANNOT GUARANTEE THAT INFORMATION CONTAINED HEREIN IS COMPLETE AND/OR ACCURATE. FEDERAL INCOME TAX TREATMENT OF THE CONTRACT IS SOMETIMES UNCERTAIN AND CONGRESS, THE INTERNAL REVENUE SERVICE ("IRS") AND/OR THE COURTS MAY MODIFY TAX LAWS AND TREATMENT RETROACTIVELY. WE HAVE INCLUDED AN ADDITIONAL DISCUSSION REGARDING TAXES IN THE STATEMENT OF ADDITIONAL INFORMATION.

ANNUITY CONTRACTS IN GENERAL

The IRC provides for special rules regarding the tax treatment of annuity contracts. Generally, taxes on the earnings in your annuity contract are deferred until you take the money out. Qualified retirement investment arrangements that satisfy specific tax and ERISA requirements automatically provide tax deferral regardless of whether the underlying contract is an annuity, a trust, or a custodial account. Different rules and tax treatment apply depending on how you take the money out and whether your contract is Qualified or Non-Qualified.

If you do not purchase your contract under an employer-sponsored retirement plan, or an Individual Retirement Account or Annuity ("IRA"), your contract is referred to as a Non-Qualified contract. In general, your cost basis in a Non-Qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the cost basis in your Non-Qualified contract.

If you purchase your contract under a qualified employer-sponsored retirement plan or an IRA, your contract is referred to as a Qualified contract.

Examples of qualified plans or arrangements are: traditional (pre-tax) IRAs, Tax-Sheltered Annuities (also referred to as 403(b) annuities or 403(b) contracts), plans of self-employed individuals (often referred to as H.R. 10 Plans or Keogh Plans), pension and profit sharing plans including 401(k) plans, and governmental 457(b) deferred compensation plans. Typically, for employer plans and tax deductible IRA contributions, you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract.

AGGREGATION OF CONTRACTS

Federal tax rules generally require that all Non-Qualified contracts issued after October 21, 1988 by the same company to the same policyholder during the same calendar year will be treated as one annuity contract for purposes of determining the taxable amount upon distribution.

TAX TREATMENT OF DISTRIBUTIONS - NON-QUALIFIED CONTRACTS

If you make partial or total withdrawals from a Non-Qualified contract, the IRC generally treats such withdrawals as coming first from taxable earnings and then coming from your Purchase Payments. Purchase Payments made prior to August 14, 1982, however, are an important exception to this general rule, and for tax purposes generally are treated as being distributed first, before either the earnings on those contributions, or other Purchase Payments and earnings in the contract. If you annuitize your contract, a portion of each annuity income payment will be considered, for tax purposes, to be a return of a portion of your Purchase Payment, generally until you have received all of your Purchase Payment. Any portion of each annuity income payment that is considered a return of your Purchase Payment will not be taxed. Additionally, the taxable portion of any withdrawals, whether annuitized or other withdrawals, generally is subject to applicable state and/or local income taxes, and may be subject to an additional 10% penalty tax unless withdrawn in conjunction with the following circumstances:

     - after attaining age 59 1/2;

     - when paid to your Beneficiary after you die;

     - after you become disabled (as defined in the IRC);

     - when paid as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age 59 1/2, whichever is later;

     - under an immediate annuity contract;

     - when attributable to Purchase Payments made prior to August 14, 1982.

On March 30, 2010, the Health Care and Education Reconciliation Act ("Reconciliation Act") was signed into law. Among other provisions, the Reconciliation Act imposes a new tax on net investment income. This tax, which goes into effect in 2013, is at the rate of 3.8% of applicable thresholds for Modified Adjusted Gross Income ("MAGI")

($250,000 for joint filers; $125,000 for married individuals filing separately; and, $200,000 for individual filers). An individual with MAGI in excess of the threshold will be required to pay this new tax on net investment income in excess of the applicable MAGI threshold. For this purpose, net investment income generally will include taxable withdrawals from a Non-Qualified contract, as well as other taxable amounts including amounts taxed annually to an owner that is not a natural person (see Contracts Owned by a Trust or Corporation). This new tax generally does not apply to Qualified contracts, however taxable distributions from such contracts may be taken into account in determining the applicability of the MAGI thresholds.

A transfer of contract value to another annuity contract generally will be tax reported as a distribution unless we have sufficient information to confirm that the transfer qualifies as an exchange under IRC Section 1035 (a "1035 exchange").

TAX TREATMENT OF DISTRIBUTIONS - QUALIFIED CONTRACTS

Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract. As a result, most amounts withdrawn from the contract or received as annuity income payments will be taxable income. Exceptions to this general rule include withdrawals attributable to after-tax amounts permitted under the employer's plan.

The taxable portion of any withdrawal or income payment from a Qualified contract will be subject to an additional 10% penalty tax, under the IRC, except in the following circumstances:

     - after attainment of age 59 1/2;

     - when paid to your Beneficiary after you die;

     - after you become disabled (as defined in the IRC);

     - as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated Beneficiary for a period of 5 years or attainment of age 59 1/2, whichever is later;

     - payments to employees after separation from service after attainment of age 55 (does not apply to IRAs);

     - dividends paid with respect to stock of a corporation described in IRC
       Section 404(k);

     - for payment of medical expenses to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care;

     - payments to alternate payees pursuant to a qualified domestic relations order (does not apply to IRAs);

     - for payment of health insurance if you are unemployed and meet certain requirements;

     - distributions from IRAs for qualifying higher education expenses or first home purchases;

     - amounts distributed from a Code Section 457(b) plan other than to the extent such amounts in a governmental Code Section 457(b) plan represent rollovers from an IRA or employer-sponsored plan to which the 10% penalty would otherwise apply and which are treated as distributed from a Qualified plan for purposes of the premature distribution penalty.

     - The Pension Protection Act of 2006 created other distribution events and exemptions from the 10% early withdrawal penalty tax. These include payments to certain reservists called up for active duty after September 11, 2001 and payments up to $3,000 per year for health, life and accident insurance by certain retired public safety officers, which are federal income tax-free.

The IRC limits the withdrawal of an employee's voluntary Purchase Payments from a Tax-Sheltered Annuity (TSA) contract. Generally, withdrawals can only be made when an Owner: (1) reaches age 59 1/2; (2) severs employment with the employer;
(3) dies; (4) becomes disabled (as defined in the IRC); or (5) experiences a financial hardship (as defined in the IRC). In the case of hardship, the owner can only withdraw Purchase Payments. Additional plan limitations may also apply. Amounts held in a TSA contract as of December 31, 1988 are not subject to these restrictions except as otherwise imposed by the plan.

Qualifying transfers (including intra-plan exchanges) of amounts from one TSA contract or account to another TSA contract or account, and qualifying transfers to a state defined benefit plan to purchase service credits, where permitted under the employer's plan, generally are not considered distributions, and thus are not subject to these withdrawal limitations. If amounts are transferred to a contract with lesser IRC withdrawal limitations than the account from which it is transferred, the more restrictive withdrawal limitations will continue to apply.

Transfers among 403(b) annuities and/or 403(b)(7) custodial accounts generally are subject to rules set out in the plan, the Code, regulations, IRS pronouncements, and other applicable legal authorities.

On July 26, 2007, the Department of the Treasury published final 403(b) regulations that were largely effective on January 1, 2009. These comprehensive regulations include several new rules and requirements, such as a requirement that employers maintain their 403(b) plans pursuant to a written plan. Subsequent IRS guidance and/or the terms of the written plan may impose new restrictions on both new and existing contracts, including restrictions on the availability of loans, distributions, transfers and exchanges, regardless of when a contract was purchased. Effective January 1, 2009, the Company no longer accepts new premiums (including contributions, transfers and exchanges) into new or existing 403(b) contracts. You may wish to discuss the new regulations and/or the general information above with your tax adviser.

Withdrawals from other Qualified contracts are often limited by the IRC and by the employer's plan.

If you are purchasing the contract as an investment vehicle for a trust under a Qualified Plan, you should consider that the contract does not provide any additional tax-deferral benefits beyond the treatment provided by the trust itself. In addition, if the contract itself is a qualifying arrangement (as with a 403(b) annuity or Individual Retirement Annuity), the contract generally does not provide tax deferral benefits beyond the treatment provided to alternative qualifying arrangements such as trusts or custodial accounts. However, in both cases the contract offers features and benefits that other investments may not offer. You and your financial representative should carefully consider whether the features and benefits, including the investment options, lifetime annuity income options, and protection through living benefits, death benefits and other benefits provided under an annuity contract issued in connection with a Qualified contract are suitable for your needs and objectives and are appropriate in light of the expense.

REQUIRED MINIMUM DISTRIBUTIONS

Generally, the IRC requires that you begin taking annual distributions from Qualified annuity contracts by April 1 of the calendar year following the later of (1) the calendar year in which you attain age 70 1/2 or (2) the calendar year in which you separate from service from the employer sponsoring the plan. If you own a traditional IRA, you must begin receiving minimum distributions by April 1 of the calendar year following the calendar year in which you reach age 70 1/2. If you choose to delay your first distribution until the year after the year in which you reach 70 1/2 or separate from service, as applicable, then you will be required to withdraw your second required minimum distribution on or before December 31 in that same year. For each year thereafter, you must withdraw your required minimum distribution by December 31.

If you own more than one IRA, you may be permitted to take your annual distributions in any combination from your IRAs. A similar rule applies if you own more than one TSA. However, you cannot satisfy this distribution requirement for your IRA contract by taking a distribution from a TSA, and you cannot satisfy the requirement for your TSA by taking a distribution from an IRA.

You may be subject to a surrender charge on withdrawals taken to meet minimum distribution requirements, if the withdrawals exceed the contract's maximum penalty free amount.

Failure to satisfy the minimum distribution requirements may result in a tax penalty. You should consult your tax adviser for more information. You may elect to have the required minimum distribution amount on your contract calculated and withdrawn each year under the automatic withdrawal option. You may select monthly, quarterly, semiannual, or annual withdrawals for this purpose. This service is provided as a courtesy and we do not guarantee the accuracy of our calculations. Accordingly, we recommend you consult your tax adviser concerning your required minimum distribution. You may terminate your election for automated minimum distribution at any time by sending a written request to our Annuity Service Center. We reserve the right to change or discontinue this service at any time.

IRS regulations require that the annuity contract value used to determine required minimum distributions include the actuarial value of other benefits under the contract, such as optional death benefits and/or living benefits. As a result, if you request a minimum distribution calculation, or if one is otherwise required to be provided, in those specific circumstances where this requirement applies, the calculation may be based upon a value that is greater than your contract value, resulting in a larger required minimum distribution. This regulation does not apply to required minimum distributions made under an irrevocable annuity income option. You should discuss the effect of these new regulations with your tax adviser.

TAX TREATMENT OF DEATH BENEFITS

The taxable amount of any death benefits paid under the contract are taxable to the Beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefit is paid as lump sum or annuity income payments. Estate taxes may also apply.

Enhanced death benefits are used as investment protection and are not expected to rise to any adverse tax effects. However, the IRS could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the contract. In that case, the amount of the partial withdrawal may be includible in taxable income and subject to the 10% penalty if the owner is under 59 1/2, unless another exception applies.

If you own a Qualified contract and purchase these enhanced death benefits, the IRS may consider these benefits "incidental death benefits" or "life insurance." The IRC imposes limits on the amount of the incidental benefits and/or life insurance allowable for Qualified contracts and the employer-sponsored plans under which they are purchased. If the death benefit(s) selected by you are considered to exceed these limits, the benefit(s) could result in taxable income to the owner of the Qualified contract, and in some cases could adversely impact the qualified status of the Qualified contract or the plan. You should consult your tax adviser regarding these features and benefits prior to purchasing a contract.

TAX TREATMENT OF OPTIONAL LIVING BENEFITS

Generally, we will treat amounts credited to the contract value under the optional living benefit guarantees, for income tax purposes, as earnings in the contract. Payments in accordance with such guarantees after the contract value has been reduced to zero may be treated for tax purposes as amounts received as an annuity, if the other requirements for such treatment are satisfied. All payments or withdrawals after cost basis has been reduced to zero, whether or not under such a guarantee, will be treated as taxable amounts. If available and you elect an optional living benefit, the application of certain tax rules, including those rules relating to distributions from your contract, are not entirely clear. Such benefits are not intended to adversely affect the tax treatment of distributions or of the contract. However, you should be aware that little guidance is available. You should consult a tax adviser before electing an optional living benefit.

CONTRACTS OWNED BY A TRUST OR CORPORATION

A Trust or Corporation or other owner that is not a natural person ("Non-Natural Owner") that is considering purchasing this contract should consult a tax adviser.

Generally, the IRC does not confer tax-deferred status upon a Non-Qualified contract owned by a Non-Natural Owner for federal income tax purposes. Instead in such cases, the Non-Natural Owner pays tax each year on the contract's value in excess of the owner's cost basis, and the contract's cost basis is then increased by a like amount. However, this treatment is not applied to a contract held by a trust or other entity as an agent for a natural person nor to contracts held by Qualified Plans. Please see the Statement of Additional Information for a more detailed discussion of the potential adverse tax consequences associated with non-natural ownership of a Non-Qualified annuity contract.

GIFTS, PLEDGES AND/OR ASSIGNMENTS OF A CONTRACT

If you transfer ownership of your Non-Qualified contract to a person other than your spouse (or former spouse incident to divorce) as a gift you will pay federal income tax on the contract's cash value to the extent it exceeds your cost basis. The recipient's cost basis will be increased by the amount on which you will pay federal taxes. In addition, the IRC treats any assignment or pledge (or agreement to assign or pledge) of any portion of a Non-Qualified contract as a withdrawal. Please see the Statement of Additional Information for a more detailed discussion regarding potential tax consequences of gifting, assigning, or pledging a Non-Qualified contract.

The IRC prohibits Qualified annuity contracts including IRAs from being transferred, assigned or pledged as security for a loan. This prohibition, however, generally does not apply to loans under an employer-sponsored plan (including loans from the annuity contract) that satisfy certain requirements, provided that: (a) the plan is not an unfunded deferred compensation plan; and
(b) the plan funding vehicle is not an IRA.

DIVERSIFICATION AND INVESTOR CONTROL

The IRC imposes certain diversification requirements on the underlying investments for a variable annuity. We believe that the manager of the Underlying Funds monitors the Funds so as to comply with these requirements. To be treated as a variable annuity for tax purposes, the Underlying Funds must meet these requirements.

The diversification regulations do not provide guidance as to the circumstances under which you, and not the Company, would be considered the owner of the shares of the Variable Portfolios under your Non-Qualified contract, because of the degree of control you exercise over the underlying investments. This diversification requirement is sometimes referred to as "investor control." The determination of whether you possess sufficient incidents of ownership over Variable Portfolio assets to be deemed the owner of the Underlying Funds depends on all of the relevant facts and circumstances. However, IRS Revenue Ruling 2003-91 provides that an annuity owner's ability to choose among general investment strategies either at the time of the initial purchase or thereafter, does not constitute control sufficient to cause the contract holder to be treated as the owner of the Variable Portfolios. The Revenue Ruling provides that if, based on all the facts and circumstances, you do not have direct or indirect control over the Separate Account or any Variable Portfolio asset, then you do not possess sufficient incidents of ownership over the assets supporting the annuity to be deemed the owner of the assets for federal income tax purposes. If any guidance is provided which is considered a new position, then the guidance should generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the Non-Qualified contract, could be treated as the owner of the Underlying Fund. Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

These investor control limitations generally do not apply to Qualified contracts, which are referred to as "Pension Plan Contracts" for purposes of this rule, although the limitations could be applied to Qualified contracts in the future.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                OTHER INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE DISTRIBUTOR

SunAmerica Capital Services, Inc. ("SACS"), Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311-4992, distributes the contracts. SACS, an affiliate of the Company, is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority ("FINRA"). No underwriting fees are retained by SACS in connection with the distribution of the contracts.

THE COMPANY




American General Life Insurance Company ("AGL") is a stock life insurance company organized under the laws of the state of Texas. AGL's home office is 2727-A Allen Parkway, Houston, Texas 77019-2191. AGL is successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"), a Delaware corporation.



Effective December 31, 2012, SunAmerica Annuity and Life Assurance Company ("SunAmerica Annuity"), an affiliate of AGL, merged with and into AGL ("Merger"). Before the Merger, contracts in all states except New York were issued by SunAmerica Annuity. Upon the Merger, all contractual obligations of SunAmerica Annuity became obligations of AGL. Accordingly, all references in the prospectus to SunAmerica Annuity as the issuer of the Contracts and owner of the separate account assets are amended to refer to AGL.



The Merger did not affect the terms of, or the rights and obligations under your contract, other than to reflect the change to the Company that provides your contract benefits from SunAmerica Annuity to AGL. You will receive a contract endorsement from AGL that reflects the change from SunAmerica Annuity to AGL. The Merger also did not result in any adverse tax consequences for any contract Owners.



Until we update all the forms to reflect the SunAmerica Annuity merger into AGL, we may provide you with forms, statements or reports that still reflect SunAmerica Annuity as the issuer. You may also contact AGL at its Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299. Telephone
Number: (800) 445-7862.


OWNERSHIP STRUCTURE OF THE COMPANY


AGL is an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"), a Delaware corporation.



AGL is regulated for the benefit of policy owners by the insurance regulator in its state of domicile and also by all state insurance departments where it is licensed to conduct business. AGL is required by its regulators to hold a specified amount of reserves in order to meet its contractual obligations to contract owners. Insurance regulations also require AGL to maintain additional surplus to protect against a financial impairment; the amount of which surplus is based on the risks inherent in AGL's operations.



AIG is a leading international insurance organization serving customers in more than 130 countries and jurisdictions. AIG companies serve commercial, institutional and individual customers through one of the most extensive worldwide property-casualty networks of any insurer. In addition, AIG companies are leading providers of life insurance and retirement services in the United States. AIG common stock is listed on the New York Stock Exchange and the Tokyo Stock Exchange.



On September 22, 2008, AIG entered into a revolving credit facility ("FRBNY Credit Facility") with the Federal Reserve Bank of New York ("NY Fed"). On January 14, 2011, AIG completed a series of integrated transactions (the "Recapitalization") to recapitalize AIG. In the Recapitalization, AIG repaid the NY Fed approximately $21 billion in cash, representing complete repayment of all amounts owing under the FRBNY Credit Facility, and the facility was terminated. As a result of the Recapitalization, AIG was controlled by the Department of Treasury. As of December 14, 2012, the Department of Treasury sold its remaining shares of AIG Common Stock.


The transactions described above do not alter our obligations to you. More information about AIG may be found in the regulatory filings AIG files from time to time with the U.S. Securities and Exchange Commission ("SEC") at www.sec.gov. For information on how to locate these documents, SEE FINANCIAL STATEMENTS, BELOW.

OPERATION OF THE COMPANY


The operations of the Company are influenced by many factors, including general economic conditions, monetary and fiscal policies of the federal government, and policies of state and other regulatory authorities. The level of sales of the Company's financial and insurance products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets, terms and conditions of competing financial and insurance products and the relative value of such brands.



The Company is exposed to market risk, interest rate risk, contract owner behavior risk and mortality/longevity risk. Market volatility may result in increased risks related to death and living guaranteed benefits on the Company's financial and insurance products, as well as reduced fee income in the case of assets held in separate accounts, where applicable. These guaranteed benefits are sensitive to equity market and other conditions. The Company primarily uses capital market hedging strategies to help cover the risk of paying guaranteed living benefits in excess of account values as a result of significant downturns in equity markets or as a result of other factors. The Company has treaties to reinsure a portion of the guaranteed minimum income benefits and guaranteed death benefits for equity and mortality risk on some of its older contracts. Such risk mitigation may or may not reduce the volatility of net income and capital and surplus resulting from equity market volatility.


The Company is regulated for the benefit of contract owners by the insurance regulator in its state of domicile; and also by all state insurance departments where it is licensed to conduct business. The Company is required by its regulators to hold a specified amount of reserves in order to meet its contractual obligations to contract owners. Insurance regulations also require the Company to maintain additional surplus to protect against a financial impairment the amount of which is based on the risks inherent in the Company's operations.

THE SEPARATE ACCOUNT


Before December 31, 2012, Variable Annuity Account Five was a separate account of SunAmerica Annuity, originally established under Arizona law on July 8, 1996 when it assumed the Separate Account, originally established under California law on June 25, 1981. On December 31, 2012, and in conjunction with the merger of AGL and SunAmerica Annuity, Variable Annuity Account Five was transferred to and became a separate account of AGL under Texas law. It may be used to support the contract and other variable annuity contracts, and used for other permitted purposes.


The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.

Purchase Payments you make that are allocated to the Variable Portfolios are invested in the Separate Account. The Company owns the assets in the Separate Account and invests them on your behalf, according to your instructions. Purchase Payments invested in the Separate Account are not guaranteed and will fluctuate with the value of the Variable Portfolios you select. Therefore, you assume all of the investment risk for contract value allocated to the Variable Portfolios. These assets are kept separate from our General Account and may not be charged with liabilities arising from any other business we may conduct. Additionally, income gains and losses (realized and unrealized) resulting from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income gains or losses of the Company.


You benefit from dividends received by the Separate Account through an increase in your unit value. The Company expects to benefit from these dividends through tax credits and corporate dividends received deductions; however, these corporate deductions are not passed back to the Separate Account or to contract Owners.


THE GENERAL ACCOUNT

Obligations that are paid out of the Company's general account ("General Account") include any amounts you have allocated to available Fixed Accounts, including any interest credited thereon, and amounts owed under your contract for death and/or living benefits which are in excess of portions of contract value allocated to the Variable Portfolios. The obligations and guarantees under the contract are the sole responsibility of the Company. Therefore, payments of these obligations are subject to our financial strength and claims paying ability, and our long term ability to make such payments.

The General Account assets are invested in accordance with applicable state regulation. These assets are exposed to the typical risks normally associated with a portfolio of fixed income securities, namely interest rate, option, liquidity and credit risk. The Company manages its exposure to these risks by, among other things, closely monitoring and matching the duration and cash flows of its assets and liabilities, monitoring or limiting prepayment and extension risk in its portfolio, maintaining a large percentage of its portfolio in highly liquid securities and engaging in a disciplined process of underwriting, reviewing and monitoring credit risk. With respect to the living benefits available in your contract, we also manage interest rate and certain market risk through a hedging strategy in the portfolio and we may require that those who elect a living benefit allocate their Purchase Payments in accordance with specified investment parameters.


CONTRACTS ISSUED ON OR PRIOR TO DECEMBER 29, 2006 WERE ISSUED WITH A GUARANTEE (THE "GUARANTEE") BY AMERICAN HOME ASSURANCE COMPANY (THE "GUARANTOR"). PLEASE SEE APPENDIX D FOR MORE INFORMATION.


FINANCIAL STATEMENTS

The financial statements described below are important for you to consider. Information about how to obtain these financial statements is also provided below.

THE COMPANY AND SEPARATE ACCOUNT

The financial statements of the Company and the Separate Account are required to be made available because you must look to those entities directly to satisfy our obligations to you under the Contract. If your contract is covered by the Guarantee, financial statements of the Guarantor are also provided in relation to its ability to meet its obligations under the Guarantee; please see Appendix D for more information.

INSTRUCTIONS TO OBTAIN FINANCIAL STATEMENTS

The financial statements of the Company, Separate Account, Guarantor, if applicable, and AIG are available by requesting a free copy of the Statement of Additional Information by calling (800) 445-7862 or by using the request form on the last page of this prospectus.

We encourage both existing and prospective contract Owners to read and understand the financial statements.


You can also inspect and copy this information at SEC public facilities at the following locations:

WASHINGTON, DISTRICT OF COLUMBIA
100 F. Street, N.E., Room 1580
Washington, DC 20549

CHICAGO, ILLINOIS
175 W. Jackson Boulevard
Chicago, IL 60604

NEW YORK, NEW YORK
3 World Financial, Room 4300
New York, NY 10281

To obtain copies by mail, contact the Washington, D.C. location. After you pay the fees as prescribed by the rules and regulations of the SEC, the required documents are mailed. The Company will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of the above documents. Requests for these documents should be directed to the Company's Annuity Service Center, as follows:

By Mail:
Annuity Service Center
P.O. Box 54299
Los Angeles, California 90054-0299
Telephone Number: (800) 445-7862

ADMINISTRATION

We are responsible for the administrative servicing of your contract. Please contact our Annuity Service Center at (800) 445-7862, if you have any comments, questions or service requests.

We send out transaction confirmations and quarterly statements. During the Accumulation Phase, you will receive confirmation of transactions for your contract. Transactions made pursuant to contractual or systematic agreements, such as dollar cost averaging, may be confirmed quarterly. Purchase Payments received through the automatic payment plan or a salary reduction arrangement, may also be confirmed quarterly. For all other transactions, we send confirmations. It is your responsibility to review these documents carefully and notify our Annuity Service Center of any inaccuracies immediately. We investigate all inquiries. Depending on the facts and circumstances, we may retroactively adjust your contract, provided you notify us of your concern within 30 days of receiving the transaction confirmation or quarterly statement. Any other adjustments we deem warranted are made as of the time we receive notice of the error. If you fail to notify our Annuity Service Center of any mistakes or inaccuracy within 30 days of receiving the transaction confirmation or quarterly statement, we will deem you to have ratified the transaction.

LEGAL PROCEEDINGS


The Company has received industry-wide regulatory inquiries, including a multi-state audit and market conduct examination covering compliance with unclaimed property laws and a directive from the New York Department of Financial Services regarding claims settlement practices and other related state regulatory inquiries. In the three months ended September 30, 2012, the Company, together with its life insurance company affiliates, worked to resolve multi-state examinations relating to the handling of unclaimed property and the use of the Social Security Administration Death Master File ("SSDMF") to identify death claims that have not been submitted to the Company or its insurance company affiliates, as the case may be, in the normal course of business. The final settlement of these examinations was announced on October 22, 2012. The Company is taking enhanced measures to, among other things, routinely match policyholder records with the SSDMF to determine if its insured parties, annuitants, or retained account holders have died and locate beneficiaries when a claim is payable.



Although the Company has reached final settlement on the multi-state examinations, it is possible that the settlement remediation requirements and/or remaining inquiries and other regulatory activity could result in the payment of additional death claims and additional escheatment of funds deemed abandoned under state laws. The Company believes that it has adequately reserved for such claims as of December 31, 2012, but there can be no assurance that the ultimate cost will not vary, perhaps materially, from its estimate.



In addition, the state of West Virginia has two lawsuits pending against the Company relating to alleged violations of the West Virginia Uniform Unclaimed Property Act, in connection with policies issued by the Company and by American General Life and Accident Insurance Company (which merged into the Company on December 31, 2012). The State of West Virginia has also filed similar lawsuits against other insurers.



In addition, the Company invested a total of $490.7 million in WG Trading Company, L.P. ("WG Trading") in two separate transactions. The Company received back a total amount of $567.2 million from these investments. In August 2010, a court-appointed Receiver filed a lawsuit against the Company and other defendants seeking to recover any funds distributed in excess of the entities' investments. The Receiver asserts that WG Trading and WG Trading Investors, L.P. were operated as a "ponzi" scheme.


There are no pending legal proceedings affecting the Separate Account. Various lawsuits against the Company have arisen in the ordinary course of business. In addition, various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or regulatory inquiries. As of December 31, 2012, the Company believes it is not likely that contingent liabilities arising from the above matters will have a material adverse effect on the financial condition of the Company.


REGISTRATION STATEMENTS


Registration statements under the Securities Act of 1933, as amended, related to the contracts offered by this prospectus are on file with the SEC. This prospectus does not contain all of the information contained in the registration statements and exhibits. For further information regarding the Separate Account, the Company and its general account, American Home, if your contract is covered by the Guarantee, the Variable Portfolios and the contract, please refer to the registration statements and exhibits.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                 CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Additional information concerning the operations of the Separate Account is contained in the Statement of Additional Information, which is available without charge upon written request. Please use the request form at the back of this prospectus and send it to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299 or by calling (800) 445-7862. The table of contents of the SAI is listed below.


Separate Account and the Company
General Account
Master-Feeder Structure
Performance Data
Annuity Income Payments
Annuity Unit Values
Taxes
Broker-Dealer Firms Receiving Revenue Sharing
  Payments
Distribution of Contracts
Financial Statements

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                  APPENDIX A - CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PREMIER PORTFOLIOS

                                                     FISCAL     FISCAL        FISCAL         FISCAL         FISCAL
                                        INCEPTION     YEAR       YEAR          YEAR           YEAR           YEAR
                                            TO       ENDED       ENDED         ENDED          ENDED          ENDED
                                         4/30/07    4/30/08     4/30/09       4/30/10        4/30/11        4/30/12
---------------------------------------------------------------------------------------------------------------------


SUNAMERICA SERIES TRUST -- CLASS 3 SHARES

---------------------------------------------------------------------------------------------------------------------
American Funds Global Growth SAST (Inception Date: 05/01/08)
  Beginning AUV.......................  (a)N/A      (a)N/A    (a)$11.748   (a)$7.626      (a)$10.433     (a)$12.329
                                        (b)N/A      (b)N/A    (b)N/A       (b)$7.687      (b)$10.183     (b)$11.955
  Ending AUV..........................  (a)N/A      (a)N/A    (a)$7.626    (a)$10.433     (a)$12.329     (a)$11.541
                                        (b)N/A      (b)N/A    (b)N/A       (b)$10.183     (b)$11.955     (b)$11.119
  Ending Number of AUs................  (a)N/A      (a)N/A    (a)224,235   (a)357,505     (a)348,252     (a)332,381
                                        (b)N/A      (b)N/A    (b)N/A       (b)156         (b)0           (b)0

---------------------------------------------------------------------------------------------------------------------
American Funds Growth SAST (Inception Date: 05/01/08)
  Beginning AUV.......................  (a)N/A      (a)N/A    (a)$11.139   (a)$6.837      (a)$9.405      (a)$11.199
                                        (b)N/A      (b)N/A    (b)N/A       (b)$6.776      (b)$9.177      (b)$10.854
  Ending AUV..........................  (a)N/A      (a)N/A    (a)$6.837    (a)$9.405      (a)$11.199     (a)$11.070
                                        (b)N/A      (b)N/A    (b)N/A       (b)$9.177      (b)$10.854     (b)$10.660
  Ending Number of AUs................  (a)N/A      (a)N/A    (a)125,432   (a)188,378     (a)193,395     (a)178,096
                                        (b)N/A      (b)N/A    (b)N/A       (b)2,175       (b)1,093       (b)1,175

---------------------------------------------------------------------------------------------------------------------
American Funds Growth-Income SAST (Inception Date: 05/01/08)
  Beginning AUV.......................  (a)N/A      (a)N/A    (a)$10.694   (a)$6.862      (a)$9.120      (a)$10.194
                                        (b)N/A      (b)N/A    (b)N/A       (b)$6.804      (b)$8.898      (b)$9.885
  Ending AUV..........................  (a)N/A      (a)N/A    (a)$6.862    (a)$9.120      (a)$10.194     (a)$10.192
                                        (b)N/A      (b)N/A    (b)N/A       (b)$8.898      (b)$9.885      (b)$9.819
  Ending Number of AUs................  (a)N/A      (a)N/A    (a)163,350   (a)262,321     (a)263,666     (a)250,888
                                        (b)N/A      (b)N/A    (b)N/A       (b)658         (b)1,207       (b)1,275

---------------------------------------------------------------------------------------------------------------------


FIDELITY(R) VARIABLE INSURANCE PRODUCTS -- SERVICE CLASS 2 SHARES

---------------------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund(R) (Inception Date: 05/01/08)
  Beginning AUV.......................  (a)N/A      (a)N/A    (a)$10.000   (a)$6.096      (a)$8.552      (a)$10.036
                                        (b)N/A      (b)N/A    (b)N/A       (b)$6.096      (b)$8.449      (b)$9.852
  Ending AUV..........................  (a)N/A      (a)N/A    (a)$6.096    (a)$8.552      (a)$10.036     (a)$9.920
                                        (b)N/A      (b)N/A    (b)N/A       (b)$8.449      (b)$9.852      (b)$9.671
  Ending Number of AUs................  (a)N/A      (a)N/A    (a)187,701   (a)287,137     (a)293,129     (a)293,121
                                        (b)N/A      (b)N/A    (b)N/A       (b)2,411       (b)1,212       (b)1,281

---------------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income (Inception Date: 05/01/08)
  Beginning AUV.......................  (a)N/A      (a)N/A    (a)$10.000   (a)$5.678      (a)$8.078      (a)$9.214
                                        (b)N/A      (b)N/A    (b)N/A       (b)$5.771      (b)$7.983      (b)$9.100
  Ending AUV..........................  (a)N/A      (a)N/A    (a)$5.678    (a)$8.078      (a)$9.214      (a)$9.149
                                        (b)N/A      (b)N/A    (b)N/A       (b)$7.983      (b)$9.100      (b)$9.060
  Ending Number of AUs................  (a)N/A      (a)N/A    (a)315,028   (a)424,112     (a)385,348     (a)352,515
                                        (b)N/A      (b)N/A    (b)N/A       (b)273         (b)0           (b)0

---------------------------------------------------------------------------------------------------------------------

Fidelity VIP Investment Grade Bond (Inception Date: 05/01/08)
  Beginning AUV.......................  (a)N/A      (a)N/A    (a)$10.000   (a)$9.775      (a)$11.128     (a)$11.651
                                        (b)N/A      (b)N/A    (b)N/A       (b)$9.788      (b)$10.885     (b)$11.303
  Ending AUV..........................  (a)N/A      (a)N/A    (a)$9.775    (a)$11.128     (a)$11.651     (a)$12.275
                                        (b)N/A      (b)N/A    (b)N/A       (b)$10.885     (b)$11.303     (b)$11.794
  Ending Number of AUs................  (a)N/A      (a)N/A    (a)716,371   (a)1,046,257   (a)1,099,364   (a)1,060,727
                                        (b)N/A      (b)N/A    (b)N/A       (b)651         (b)0           (b)0

---------------------------------------------------------------------------------------------------------------------




     AUV - Accumulation Unit Value
     AU - Accumulation Units
     (a) Reflecting minimum Separate Account expenses
     (b) Reflecting maximum Separate Account expenses with election of the optional Combination HV & Roll-Up death benefit
     The Separate Account has a fiscal year end of April 30

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                         CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                                                        FISCAL     FISCAL       FISCAL       FISCAL       FISCAL
                                           INCEPTION     YEAR       YEAR         YEAR         YEAR         YEAR
                                               TO       ENDED       ENDED        ENDED        ENDED        ENDED
                                            4/30/07    4/30/08     4/30/09      4/30/10      4/30/11      4/30/12
------------------------------------------------------------------------------------------------------------------


FIDELITY(R) VARIABLE INSURANCE PRODUCTS -- SERVICE CLASS 2 SHARES -- (CONTINUED)

------------------------------------------------------------------------------------------------------------------
Fidelity VIP Mid Cap (Inception Date: 05/01/08)
  Beginning AUV..........................  (a)N/A      (a)N/A    (a)$10.000   (a)$6.656    (a)$9.552    (a)$11.665
                                           (b)N/A      (b)N/A    (b)N/A       (b)$6.592    (b)$9.423    (b)$11.269
  Ending AUV.............................  (a)N/A      (a)N/A    (a)$6.656    (a)$9.552    (a)$11.665   (a)$10.744
                                           (b)N/A      (b)N/A    (b)N/A       (b)$9.423    (b)$11.269   (b)$9.986
  Ending Number of AUs...................  (a)N/A      (a)N/A    (a)437,573   (a)645,426   (a)597,318   (a)557,843
                                           (b)N/A      (b)N/A    (b)N/A       (b)445       (b)0         (b)0

------------------------------------------------------------------------------------------------------------------

Fidelity VIP Overseas (Inception Date: 05/01/08)
  Beginning AUV..........................  (a)N/A      (a)N/A    (a)$10.000   (a)$5.424    (a)$7.183    (a)$8.862
                                           (b)N/A      (b)N/A    (b)N/A       (b)$5.599    (b)$7.102    (b)$8.759
  Ending AUV.............................  (a)N/A      (a)N/A    (a)$5.424    (a)$7.183    (a)$8.862    (a)$7.481
                                           (b)N/A      (b)N/A    (b)N/A       (b)$7.102    (b)$8.759    (b)$7.404
  Ending Number of AUs...................  (a)N/A      (a)N/A    (a)331,182   (a)469,350   (a)442,305   (a)433,913
                                           (b)N/A      (b)N/A    (b)N/A       (b)248       (b)0         (b)0

------------------------------------------------------------------------------------------------------------------


T. ROWE PRICE EQUITY SERIES, INC. -- CLASS 2 SHARES

------------------------------------------------------------------------------------------------------------------
T. Rowe Price Blue Chip Growth II (Inception Date: 05/01/08)
  Beginning AUV..........................  (a)N/A      (a)N/A    (a)$10.000   (a)$6.560    (a)$8.923    (a)$10.398
                                           (b)N/A      (b)N/A    (b)N/A       (b)$6.404    (b)$8.739    (b)$10.099
  Ending AUV.............................  (a)N/A      (a)N/A    (a)$6.560    (a)$8.923    (a)$10.398   (a)$11.426
                                           (b)N/A      (b)N/A    (b)N/A       (b)$8.739    (b)$10.099   (b)$11.059
  Ending Number of AUs...................  (a)N/A      (a)N/A    (a)75,477    (a)117,888   (a)126,566   (a)186,388
                                           (b)N/A      (b)N/A    (b)N/A       (b)110       (b)0         (b)0

------------------------------------------------------------------------------------------------------------------

T. Rowe Price Equity Income II (Inception Date: 05/01/08)
  Beginning AUV..........................  (a)N/A      (a)N/A    (a)$10.000   (a)$6.209    (a)$8.799    (a)$9.789
                                           (b)N/A      (b)N/A    (b)N/A       (b)$6.232    (b)$8.655    (b)$9.565
  Ending AUV.............................  (a)N/A      (a)N/A    (a)$6.209    (a)$8.799    (a)$9.789    (a)$9.732
                                           (b)N/A      (b)N/A    (b)N/A       (b)$8.655    (b)$9.565    (b)$9.450
  Ending Number of AUs...................  (a)N/A      (a)N/A    (a)302,702   (a)388,582   (a)399,336   (a)376,337
                                           (b)N/A      (b)N/A    (b)N/A       (b)869       (b)1,240     (b)1,312

------------------------------------------------------------------------------------------------------------------



     AUV - Accumulation Unit Value
     AU - Accumulation Units
     (a) Reflecting minimum Separate Account expenses
     (b) Reflecting maximum Separate Account expenses with election of the optional Combination HV & Roll-Up death benefit
     The Separate Account has a fiscal year end of April 30

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                         CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

SELECT PORTFOLIOS

                                        FISCAL        FISCAL        FISCAL        FISCAL        FISCAL        FISCAL
                          INCEPTION      YEAR          YEAR          YEAR          YEAR          YEAR          YEAR
                             TO          ENDED         ENDED         ENDED         ENDED         ENDED         ENDED
                           4/30/04      4/30/05       4/30/06       4/30/07       4/30/08       4/30/09       4/30/10
-----------------------------------------------------------------------------------------------------------------------


SEASONS SERIES TRUST -- CLASS 3 SHARES

-----------------------------------------------------------------------------------------------------------------------
Large Cap Growth (Inception Date: (a) 11/17/03 (b) 5/13/09)
  Beginning AUV........  (a)$7.629   (a)$8.103     (a)$8.382     (a)$9.564     (a)$10.339    (a)$10.971    (a)$7.054
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)$6.750
  Ending AUV...........  (a)$8.103   (a)$8.382     (a)$9.564     (a)$10.339    (a)$10.971    (a)$7.054     (a)$9.363
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)$8.857
  Ending Number of
     AUs...............  (a)400,808  (a)1,575,108  (a)1,966,198  (a)2,162,009  (a)2,197,613  (a)1,629,965  (a)1,539,531
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)0

-----------------------------------------------------------------------------------------------------------------------

Large Cap Value (Inception Date: (a) 11/17/03 (b) 5/13/09)
  Beginning AUV........  (a)$10.868  (a)$11.646    (a)$12.503    (a)$14.414    (a)$16.630    (a)$15.389    (a)$9.821
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)$9.626
  Ending AUV...........  (a)$11.646  (a)$12.503    (a)$14.414    (a)$16.630    (a)$15.389    (a)$9.821     (a)$13.819
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)$13.183
  Ending Number of
     AUs...............  (a)252,748  (a)1,140,099  (a)1,498,973  (a)1,670,981  (a)1,530,605  (a)1,241,544  (a)1,144,420
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)0

-----------------------------------------------------------------------------------------------------------------------

Mid Cap Growth (Inception Date: (a) 11/17/03 (b) 5/13/09)
  Beginning AUV........  (a)$13.002  (a)$13.747    (a)$13.971    (a)$18.166    (a)$19.634    (a)$19.547    (a)$12.407
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)$11.665
  Ending AUV...........  (a)$13.747  (a)$13.971    (a)$18.166    (a)$19.634    (a)$19.547    (a)$12.407    (a)$17.871
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)$17.033
  Ending Number of
     AUs...............  (a)237,495  (a)896,456    (a)1,093,996  (a)1,199,516  (a)1,062,082  (a)870,588    (a)810,304
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)0

-----------------------------------------------------------------------------------------------------------------------
Mid Cap Value (Inception Date: (a) 11/17/03 (b) 5/13/09)
  Beginning AUV........  (a)$15.751  (a)$17.248    (a)$19.747    (a)$23.619    (a)$27.511    (a)$23.983    (a)$15.124
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)$14.200
  Ending AUV...........  (a)$17.248  (a)$19.747    (a)$23.619    (a)$27.511    (a)$23.983    (a)$15.124    (a)$22.158
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)$21.012
  Ending Number of
     AUs...............  (a)184,956  (a)761,202    (a)962,194    (a)1,091,238  (a)1,017,911  (a)849,541    (a)783,240
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)0

-----------------------------------------------------------------------------------------------------------------------

Small Cap (Inception Date: (a) 11/17/03 (b) 5/13/09)
  Beginning AUV........  (a)$10.224  (a)$10.385    (a)$10.345    (a)$12.854    (a)$13.785    (a)$11.484    (a)$7.949
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)$7.521
  Ending AUV...........  (a)$10.385  (a)$10.345    (a)$12.854    (a)$13.785    (a)$11.484    (a)$7.949     (a)$11.672
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)$11.174
  Ending Number of
     AUs...............  (a)330,267  (a)1,250,380  (a)1,529,807  (a)1,564,875  (a)1,543,423  (a)1,294,024  (a)1,276,790
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)442

-----------------------------------------------------------------------------------------------------------------------

                            FISCAL        FISCAL
                             YEAR          YEAR
                             ENDED         ENDED
                            4/30/11       4/30/12
---------------------------------------------------


SEASONS SERIES TRUST -- CLASS 3 SHARES

---------------------------------------------------
Large Cap Growth (Inception Date: (a) 11/17/03
  (b) 5/13/09)
  Beginning AUV........  (a)$9.363     (a)$10.559
                         (b)$8.857     (b)$9.828
  Ending AUV...........  (a)$10.559    (a)$11.015
                         (b)$9.828     (b)$10.197
  Ending Number of
     AUs...............  (a)1,619,009  (a)1,264,183
                         (b)0          (b)0

---------------------------------------------------

Large Cap Value (Inception Date: (a) 11/17/03
  (b) 5/13/09)
  Beginning AUV........  (a)$13.819    (a)$15.589
                         (b)$13.183    (b)$14.797
  Ending AUV...........  (a)$15.589    (a)$15.338
                         (b)$14.797    (b)$14.511
  Ending Number of
     AUs...............  (a)913,974    (a)751,425
                         (b)0          (b)0

---------------------------------------------------

Mid Cap Growth (Inception Date: (a) 11/17/03
  (b) 5/13/09)
  Beginning AUV........  (a)$17.871    (a)$22.474
                         (b)$17.033    (b)$21.295
  Ending AUV...........  (a)$22.474    (a)$21.533
                         (b)$21.295    (b)$20.343
  Ending Number of
     AUs...............  (a)657,149    (a)539,351
                         (b)0          (b)0

---------------------------------------------------
Mid Cap Value (Inception Date: (a) 11/17/03
  (b) 5/13/09)
  Beginning AUV........  (a)$22.158    (a)$26.337
                         (b)$21.012    (b)$24.798
  Ending AUV...........  (a)$26.337    (a)$25.025
                         (b)$24.798    (b)$23.448
  Ending Number of
     AUs...............  (a)628,717    (a)524,685
                         (b)0          (b)0

---------------------------------------------------

Small Cap (Inception Date: (a) 11/17/03
  (b) 5/13/09)
  Beginning AUV........  (a)$11.672    (a)$14.005
                         (b)$11.174    (b)$13.324
  Ending AUV...........  (a)$14.005    (a)$13.176
                         (b)$13.324    (b)$12.456
  Ending Number of
     AUs...............  (a)993,022    (a)761,481
                         (b)895        (b)995

---------------------------------------------------



     AUV - Accumulation Unit Value
     AU - Accumulation Units
     (a) Reflecting minimum Separate Account expenses (1.40%)
     (b) Reflecting maximum Separate Account expenses with election of the optional Combination HV & Roll-Up death benefit
     The Separate Account has a fiscal year end of April 30.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                         CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                                        FISCAL        FISCAL        FISCAL        FISCAL        FISCAL        FISCAL
                          INCEPTION      YEAR          YEAR          YEAR          YEAR          YEAR          YEAR
                             TO          ENDED         ENDED         ENDED         ENDED         ENDED         ENDED
                           4/30/04      4/30/05       4/30/06       4/30/07       4/30/08       4/30/09       4/30/10
-----------------------------------------------------------------------------------------------------------------------


SEASONS SERIES TRUST -- CLASS 3 SHARES -- (CONTINUED)

-----------------------------------------------------------------------------------------------------------------------
International Equity (Inception Date: (a) 11/17/03 (b) 5/13/09)
  Beginning AUV........  (a)$7.028   (a)$7.816     (a)$8.588     (a)$11.380    (a)$13.013    (a)$12.578    (a)$6.992
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)$6.985
  Ending AUV...........  (a)$7.816   (a)$8.588     (a)$11.380    (a)$13.013    (a)$12.578    (a)$6.992     (a)$9.252
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)$8.838
  Ending Number of
     AUs...............  (a)347,046  (a)1,492,650  (a)2,023,915  (a)2,451,861  (a)2,626,433  (a)2,097,427  (a)2,045,471
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)0

-----------------------------------------------------------------------------------------------------------------------

Diversified Fixed Income (Inception Date: (a) 11/17/03 (b) 5/13/09)
  Beginning AUV........  (a)$11.770  (a)$11.684    (a)$12.029    (a)$11.793    (a)$12.386    (a)$12.923    (a)$12.743
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)$12.245
  Ending AUV...........  (a)$11.684  (a)$12.029    (a)$11.793    (a)$12.386    (a)$12.923    (a)$12.743    (a)$13.791
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)$12.924
  Ending Number of
     AUs...............  (a)323,059  (a)1,186,874  (a)1,289,659  (a)1,284,059  (a)1,862,379  (a)1,703,409  (a)1,499,237
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)0

-----------------------------------------------------------------------------------------------------------------------

Real Return (Inception Date: (a) 2/14/05 (b) 5/13/09)
  Beginning AUV........  (a)N/A      (a)$10.000    (a)$9.674     (a)$10.224    (a)$10.985    (a)$10.923    (a)$9.733
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)$9.559
  Ending AUV...........  (a)N/A      (a)$9.674     (a)$10.224    (a)$10.985    (a)$10.923    (a)$9.733     (a)$11.413
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)$10.943
  Ending Number of
     AUs...............  (a)N/A      (a)47,005     (a)296,592    (a)491,027    (a)537,007    (a)607,700    (a)691,039
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)1,511

-----------------------------------------------------------------------------------------------------------------------

Cash Management (Inception Date: (a) 11/17/03 (b) 5/13/09)
  Beginning AUV........  (a)$10.680  (a)$10.614    (a)$10.561    (a)$10.736    (a)$11.072    (a)$11.247    (a)$11.122
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)$10.626
  Ending AUV...........  (a)$10.614  (a)$10.561    (a)$10.736    (a)$11.072    (a)$11.247    (a)$11.122    (a)$10.928
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)$10.279
  Ending Number of
     AUs...............  (a)338,224  (a)567,574    (a)627,171    (a)1,604,826  (a)1,970,405  (a)2,799,589  (a)1,655,703
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)0

-----------------------------------------------------------------------------------------------------------------------

                            FISCAL        FISCAL
                             YEAR          YEAR
                             ENDED         ENDED
                            4/30/11       4/30/12
---------------------------------------------------


SEASONS SERIES TRUST -- CLASS 3
  SHARES -- (CONTINUED)

---------------------------------------------------
International Equity (Inception Date: (a) 11/17/03
  (b) 5/13/09)
  Beginning AUV........  (a)$9.252     (a)$10.823
                         (b)$8.838     (b)$10.274
  Ending AUV...........  (a)$10.823    (a)$9.313
                         (b)$10.274    (b)$8.783
  Ending Number of
     AUs...............  (a)1,694,620  (a)1,318,843
                         (b)0          (b)0

---------------------------------------------------

Diversified Fixed Income (Inception Date:
  (a) 11/17/03 (b) 5/13/09)
  Beginning AUV........  (a)$13.791    (a)$14.429
                         (b)$12.924    (b)$13.356
  Ending AUV...........  (a)$14.429    (a)$15.216
                         (b)$13.356    (b)$13.936
  Ending Number of
     AUs...............  (a)1,334,391  (a)1,041,446
                         (b)0          (b)0

---------------------------------------------------

Real Return (Inception Date: (a) 2/14/05
  (b) 5/13/09)
  Beginning AUV........  (a)$11.413    (a)$11.777
                         (b)$10.943    (b)$11.221
  Ending AUV...........  (a)$11.777    (a)$12.171
                         (b)$11.221    (b)$11.519
  Ending Number of
     AUs...............  (a)622,236    (a)578,737
                         (b)698        (b)727

---------------------------------------------------

Cash Management (Inception Date: (a) 11/17/03
  (b) 5/13/09)
  Beginning AUV........  (a)$10.928    (a)$10.719
                         (b)$10.279    (b)$9.898
  Ending AUV...........  (a)$10.719    (a)$10.506
                         (b)$9.898     (b)$9.548
  Ending Number of
     AUs...............  (a)1,526,174  (a)1,229,948
                         (b)0          (b)0

---------------------------------------------------



     AUV - Accumulation Unit Value
     AU - Accumulation Units
     (a) Reflecting minimum Separate Account expenses (1.40%)
     (b) Reflecting maximum Separate Account expenses with election of the optional Combination HV & Roll-Up death benefit
     The Separate Account has a fiscal year end of April 30.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                         CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

FOCUSED PORTFOLIOS

                                        FISCAL        FISCAL        FISCAL        FISCAL        FISCAL        FISCAL
                          INCEPTION      YEAR          YEAR          YEAR          YEAR          YEAR          YEAR
                             TO          ENDED         ENDED         ENDED         ENDED         ENDED         ENDED
                           4/30/04      4/30/05       4/30/06       4/30/07       4/30/08       4/30/09       4/30/10
-----------------------------------------------------------------------------------------------------------------------



SEASONS SERIES TRUST -- CLASS 3 SHARES

-----------------------------------------------------------------------------------------------------------------------
Focus Growth (Inception Date: (a) 11/17/03 (b) 5/13/09)
  Beginning AUV........  (a)$6.862   (a)$7.133     (a)$6.791     (a)$8.099     (a)$8.339     (a)$8.776     (a)$5.558
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)$5.271
  Ending AUV...........  (a)$7.133   (a)$6.791     (a)$8.099     (a)$8.339     (a)$8.776     (a)$5.558     (a)$7.738
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)$7.329
  Ending Number of
     AUs...............  (a)638,434  (a)1,813,875  (a)2,186,196  (a)2,051,199  (a)2,074,125  (a)1,662,300  (a)1,261,285
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)0

-----------------------------------------------------------------------------------------------------------------------

Focus Value (Inception Date: (a) 11/17/03 (b) 5/13/09)
  Beginning AUV........  (a)$11.626  (a)$12.277    (a)$13.559    (a)$16.141    (a)$19.517    (a)$17.941    (a)$12.223
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)$11.859
  Ending AUV...........  (a)$12.277  (a)$13.559    (a)$16.141    (a)$19.517    (a)$17.941    (a)$12.223    (a)$16.212
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)$15.396
  Ending Number of
     AUs...............  (a)213,874  (a)775,409    (a)969,738    (a)1,176,543  (a)1,088,999  (a)844,747    (a)719,926
                         (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)922

-----------------------------------------------------------------------------------------------------------------------

                            FISCAL        FISCAL
                             YEAR          YEAR
                             ENDED         ENDED
                            4/30/11       4/30/12
---------------------------------------------------



SEASONS SERIES TRUST -- CLASS 3 SHARES

---------------------------------------------------
Focus Growth (Inception Date: (a) 11/17/03
  (b) 5/13/09)
  Beginning AUV........  (a)$7.738     (a)$10.051
                         (b)$7.329     (b)$9.447
  Ending AUV...........  (a)$10.051    (a)$9.732
                         (b)$9.447     (b)$9.088
  Ending Number of
     AUs...............  (a)2,644,347  (a)2,075,892
                         (b)1,273      (b)1,422

---------------------------------------------------

Focus Value (Inception Date: (a) 11/17/03
  (b) 5/13/09)
  Beginning AUV........  (a)$16.212    (a)$18.333
                         (b)$15.396    (b)$17.305
  Ending AUV...........  (a)$18.333    (a)$16.461
                         (b)$17.305    (b)$15.466
  Ending Number of
     AUs...............  (a)608,545    (a)521,119
                         (b)0          (b)0

---------------------------------------------------



     AUV - Accumulation Unit Value
     AU - Accumulation Units
     (a) Reflecting minimum Separate Account expenses (1.40%)
     (b) Reflecting maximum Separate Account expenses with election of the optional Combination HV & Roll-Up death benefit
     The Separate Account has a fiscal year end of April 30

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                         CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

MANAGED ALLOCATION PORTFOLIOS

                                     FISCAL       FISCAL        FISCAL        FISCAL         FISCAL         FISCAL
                        INCEPTION     YEAR         YEAR          YEAR          YEAR           YEAR           YEAR
                            TO        ENDED        ENDED         ENDED         ENDED         ENDED          ENDED
                         4/30/04     4/30/05      4/30/06       4/30/07       4/30/08       4/30/09        4/30/10
---------------------------------------------------------------------------------------------------------------------


SEASONS SERIES TRUST -- CLASS 3 SHARES

---------------------------------------------------------------------------------------------------------------------
Allocation Growth (Inception Date: (a) 2/14/05 (b) 5/13/09)
  Beginning AUV.......  (a)N/A     (a)$10.000  (a)$9.576     (a)$11.500    (a)$12.826    (a)$12.157     (a)$7.696
                        (b)N/A     (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A         (b)$7.586
  Ending AUV..........  (a)N/A     (a)$9.576   (a)$11.500    (a)$12.826    (a)$12.157    (a)$7.696      (a)$10.554
                        (b)N/A     (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A         (b)$10.226
  Ending Number of
     AUs..............  (a)N/A     (a)245,215  (a)1,633,946  (a)4,411,940  (a)5,243,308  (a)4,980,867   (a)4,339,324
                        (b)N/A     (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A         (b)0

---------------------------------------------------------------------------------------------------------------------

Allocation Moderate Growth (Inception Date: (a) 2/14/05 (b) 5/13/09)
  Beginning AUV.......  (a)N/A     (a)$10.000  (a)$9.638     (a)$11.223    (a)$12.418    (a)$11.929     (a)$8.094
                        (b)N/A     (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A         (b)$7.962
  Ending AUV..........  (a)N/A     (a)$9.638   (a)$11.223    (a)$12.418    (a)$11.929    (a)$8.094      (a)$10.633
                        (b)N/A     (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A         (b)$10.275
  Ending Number of
     AUs..............  (a)N/A     (a)299,510  (a)2,564,162  (a)6,131,817  (a)9,703,959  (a)13,687,068  (a)13,903,229
                        (b)N/A     (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A         (b)24,292

---------------------------------------------------------------------------------------------------------------------

Allocation Moderate (Inception Date: (a) 2/14/05 (b) 5/13/09)
  Beginning AUV.......  (a)N/A     (a)$10.000  (a)$9.691     (a)$10.967    (a)$12.041    (a)$11.713     (a)$8.498
                        (b)N/A     (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A         (b)$8.333
  Ending AUV..........  (a)N/A     (a)$9.691   (a)$10.967    (a)$12.041    (a)$11.713    (a)$8.498      (a)$10.943
                        (b)N/A     (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A         (b)$10.537
  Ending Number of
     AUs..............  (a)N/A     (a)280,165  (a)2,016,797  (a)3,615,558  (a)4,990,197  (a)6,302,944   (a)6,134,679
                        (b)N/A     (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A         (b)4,969

---------------------------------------------------------------------------------------------------------------------

Allocation Balanced (Inception Date: (a) 2/14/05 (b) 5/13/09)
  Beginning AUV.......  (a)N/A     (a)$10.000  (a)$9.749     (a)$10.693    (a)$11.622    (a)$11.450     (a)$8.893
                        (b)N/A     (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A         (b)$8.696
  Ending AUV..........  (a)N/A     (a)$9.749   (a)$10.693    (a)$11.622    (a)$11.450    (a)$8.893      (a)$11.045
                        (b)N/A     (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A         (b)$10.594
  Ending Number of
     AUs..............  (a)N/A     (a)420,059  (a)892,905    (a)1,823,557  (a)3,131,396  (a)4,761,842   (a)5,055,572
                        (b)N/A     (b)N/A      (b)N/A        (b)N/A        (b)N/A        (b)N/A         (b)0

---------------------------------------------------------------------------------------------------------------------

                            FISCAL         FISCAL
                             YEAR           YEAR
                            ENDED          ENDED
                           4/30/11        4/30/12
----------------------------------------------------


SEASONS SERIES TRUST -- CLASS 3 SHARES

----------------------------------------------------
Allocation Growth (Inception Date: (a) 2/14/05
  (b) 5/13/09)
  Beginning AUV.......  (a)$10.554     (a)$12.168
                        (b)$10.226     (b)$11.712
  Ending AUV..........  (a)$12.168     (a)$11.404
                        (b)$11.712     (b)$10.906
  Ending Number of
     AUs..............  (a)3,525,214   (a)3,049,374
                        (b)0           (b)0

----------------------------------------------------

Allocation Moderate Growth (Inception Date:
  (a) 2/14/05 (b) 5/13/09)
  Beginning AUV.......  (a)$10.633     (a)$11.995
                        (b)$10.275     (b)$11.516
  Ending AUV..........  (a)$11.995     (a)$11.572
                        (b)$11.516     (b)$11.038
  Ending Number of
     AUs..............  (a)12,930,465  (a)11,486,647
                        (b)27,715      (b)27,715

----------------------------------------------------

Allocation Moderate (Inception Date: (a) 2/14/05
  (b) 5/13/09)
  Beginning AUV.......  (a)$10.943     (a)$12.209
                        (b)$10.537     (b)$11.680
  Ending AUV..........  (a)$12.209     (a)$11.955
                        (b)$11.680     (b)$11.363
  Ending Number of
     AUs..............  (a)5,513,530   (a)4,914,155
                        (b)943         (b)1,461

----------------------------------------------------

Allocation Balanced (Inception Date: (a) 2/14/05
  (b) 5/13/09)
  Beginning AUV.......  (a)$11.045     (a)$12.133
                        (b)$10.594     (b)$11.562
  Ending AUV..........  (a)$12.133     (a)$12.177
                        (b)$11.562     (b)$11.529
  Ending Number of
     AUs..............  (a)4,921,184   (a)4,886,391
                        (b)0           (b)0

----------------------------------------------------



     AUV - Accumulation Unit Value
     AU - Accumulation Units
     (a) Reflecting minimum Separate Account expenses (1.40%)
     (b) Reflecting maximum Separate Account expenses with election of the optional Combination HV & Roll-Up death benefit
     The Separate Account has a fiscal year end of April 30

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                         CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

SEASONS STRATEGIES

                                         FISCAL        FISCAL        FISCAL        FISCAL        FISCAL        FISCAL
                          INCEPTION       YEAR          YEAR          YEAR          YEAR          YEAR          YEAR
                             TO          ENDED          ENDED         ENDED         ENDED         ENDED         ENDED
                           4/30/04      4/30/05        4/30/06       4/30/07       4/30/08       4/30/09       4/30/10
------------------------------------------------------------------------------------------------------------------------


SEASONS SERIES TRUST -- CLASS 3 SHARES

------------------------------------------------------------------------------------------------------------------------
Growth (Inception Date: (a) 11/17/03 (b) 5/13/09)
  Beginning AUV........  (a)$14.250  (a)$14.879     (a)$15.596    (a)$17.928    (a)$19.809    (a)$19.778    (a)$14.063
                         (b)N/A      (b)N/A         (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)$13.522
  Ending AUV...........  (a)$14.879  (a)$15.596     (a)$17.928    (a)$19.809    (a)$19.778    (a)$14.063    (a)$18.745
                         (b)N/A      (b)N/A         (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)$17.786
  Ending Number of
     AUs...............  (a)285,421  (a)1,227,721   (a)1,644,116  (a)1,981,456  (a)2,240,470  (a)1,952,642  (a)1,752,984
                         (b)N/A      (b)N/A         (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)0

------------------------------------------------------------------------------------------------------------------------
Moderate Growth (Inception Date: (a) 11/17/03 (b) 5/13/09)
  Beginning AUV........  (a)$14.208  (a)$14.726     (a)$15.360    (a)$17.343    (a)$19.067    (a)$18.974    (a)$14.056
                         (b)N/A      (b)N/A         (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)$13.561
  Ending AUV...........  (a)$14.726  (a)$15.360     (a)$17.343    (a)$19.067    (a)$18.974    (a)$14.056    (a)$18.471
                         (b)N/A      (b)N/A         (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)$17.571
  Ending Number of
     AUs...............  (a)828,761  (a)2,808,761   (a)3,525,519  (a)3,862,365  (a)3,684,407  (a)3,143,400  (a)2,797,221
                         (b)N/A      (b)N/A         (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)0

------------------------------------------------------------------------------------------------------------------------
Balanced Growth (Inception Date: (a) 11/17/03 (b) 5/13/09)
  Beginning AUV........  (a)$13.925  (a)$14.386     (a)$15.028    (a)$16.452    (a)$17.978    (a)$18.179    (a)$14.087
                         (b)N/A      (b)N/A         (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)$13.619
  Ending AUV...........  (a)$14.386  (a)$15.028     (a)$16.452    (a)$17.978    (a)$18.179    (a)$14.087    (a)$18.050
                         (b)N/A      (b)N/A         (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)$17.168
  Ending Number of
     AUs...............  (a)462,446  (a)2,273,244   (a)2,601,896  (a)2,696,050  (a)2,449,865  (a)1,959,322  (a)1,819,225
                         (b)N/A      (b)N/A         (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)0

------------------------------------------------------------------------------------------------------------------------

Conservative Growth (Inception Date: (a)11/17/03 (b) 5/13/09)
  Beginning AUV........  (a)$13.875  (a)$14.206     (a)$14.784    (a)$15.837    (a)$17.186    (a)$17.314    (a)$14.189
                         (b)N/A      (b)N/A         (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)$13.727
  Ending AUV...........  (a)$14.206  (a)$14.784     (a)$15.837    (a)$17.186    (a)$17.314    (a)$14.189    (a)$17.840
                         (b)N/A      (b)N/A         (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)$16.803
  Ending Number of
     AUs...............  (a)419,883  (a) 1,354,541  (a)1,470,241  (a)1,526,721  (a)1,775,391  (a)1,642,066  (a)1,590,132
                         (b)N/A      (b)N/A         (b)N/A        (b)N/A        (b)N/A        (b)N/A        (b)0

------------------------------------------------------------------------------------------------------------------------

                            FISCAL        FISCAL
                             YEAR          YEAR
                             ENDED         ENDED
                            4/30/11       4/30/12
---------------------------------------------------


SEASONS SERIES TRUST -- CLASS 3 SHARES

---------------------------------------------------
Growth (Inception Date: (a) 11/17/03 (b) 5/13/09)
  Beginning AUV........  (a)$18.745    (a)$21.313
                         (b)$17.786    (b)$20.153
  Ending AUV...........  (a)$21.313    (a)$21.631
                         (b)$20.153    (b)$20.253
  Ending Number of
     AUs...............  (a)1,600,941  (a)1,242,524
                         (b)0          (b)0

---------------------------------------------------
Moderate Growth (Inception Date: (a) 11/17/03
  (b) 5/13/09)
  Beginning AUV........  (a)$18.471    (a)$20.726
                         (b)$17.571    (b)$19.644
  Ending AUV...........  (a)$20.726    (a)$21.077
                         (b)$19.644    (b)$19.798
  Ending Number of
     AUs...............  (a)2,487,770  (a)2,013,365
                         (b)0          (b)0

---------------------------------------------------
Balanced Growth (Inception Date: (a) 11/17/03
  (b) 5/13/09)
  Beginning AUV........  (a)$18.050    (a)$19.923
                         (b)$17.168    (b)$18.875
  Ending AUV...........  (a)$19.923    (a)$20.517
                         (b)$18.875    (b)$19.306
  Ending Number of
     AUs...............  (a)1,575,141  (a)1,311,138
                         (b)0          (b)0

---------------------------------------------------

Conservative Growth (Inception Date: (a)11/17/03
  (b) 5/13/09)
  Beginning AUV........  (a)$17.840    (a)$19.412
                         (b)$16.803    (b)$18.082
  Ending AUV...........  (a)$19.412    (a)$20.062
                         (b)$18.082    (b)$18.190
  Ending Number of
     AUs...............  (a)1,356,982  (a)1,315,573
                         (b)0          (b)0

---------------------------------------------------



     AUV - Accumulation Unit Value
     AU - Accumulation Units
     (a) Reflecting minimum Separate Account expenses (1.40%)
     (b) Reflecting maximum Separate Account expenses with election of the optional Combination HV & Roll-Up death benefit
     The Separate Account has a fiscal year end of April 30

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                         CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

SELECT PORTFOLIOS

                     FISCAL        FISCAL        FISCAL        FISCAL        FISCAL        FISCAL        FISCAL        FISCAL
                      YEAR          YEAR          YEAR          YEAR          YEAR          YEAR          YEAR          YEAR
                      ENDED         ENDED         ENDED         ENDED         ENDED         ENDED         ENDED         ENDED
                     4/30/03       4/30/04       4/30/05       4/30/06       4/30/07       4/30/08       4/30/09       4/30/10
--------------------------------------------------------------------------------------------------------------------------------


SEASONS SERIES TRUST -- CLASS 2 SHARES*
--------------------------------------------------------------------------------------------------------------------------------
Large Cap Growth (Inception Date: 3/1/99)
  Beginning
     AUV........  (a)$7.931     (a)$6.806     (a)$8.101     (a)$8.386     (a)$9.580     (a)$10.366    (a)$11.010    (a)$7.086
                  (b)$7.900     (b)$6.763     (b)$8.029     (b)$8.291     (b)$9.448     (b)$10.197    (b)$10.804    (b)$6.936
  Ending AUV....  (a)$6.806     (a)$8.101     (a)$8.386     (a)$9.580     (a)$10.366    (a)$11.010    (a)$7.086     (a)$9.415
                  (b)$6.763     (b)$8.029     (b)$8.291     (b)$9.448     (b)$10.197    (b)$10.804    (b)$6.936     (b)$9.193
  Ending Number
     of AUs.....  (a)1,469,235  (a)2,278,875  (a)2,111,495  (a)2,133,707  (a)1,890,353  (a)1,587,170  (a)1,163,320  (a)1,046,003
                  (b)4,665,791  (b)5,712,326  (b)5,308,523  (b)5,118,417  (b)4,408,016  (b)3,683,824  (b)2,811,120  (b)2,495,735
--------------------------------------------------------------------------------------------------------------------------------

Large Cap Value (Inception Date: 3/1/99)
  Beginning
     AUV........  (a)$11.297    (a)$9.433     (a)$11.652    (a)$12.520    (a)$14.450    (a)$16.688    (a)$15.457    (a)$9.874
                  (b)$11.254    (b)$9.374     (b)$11.550    (b)$12.379    (b)$14.251    (b)$16.417    (b)$15.169    (b)$9.666
  Ending AUV....  (a)$9.433     (a)$11.652    (a)$12.520    (a)$14.450    (a)$16.688    (a)$15.457    (a)$9.874     (a)$13.908
                  (b)$9.374     (b)$11.550    (b)$12.379    (b)$14.251    (b)$16.417    (b)$15.169    (b)$9.666     (b)$13.580
  Ending Number
     of  AUs....  (a)1,479,497  (a)2,077,059  (a)2,134,246  (a)2,066,847  (a)1,887,204  (a)1,506,263  (a)1,082,265  (a)914,433
                  (b)4,109,010  (b)4,937,302  (b)4,987,569  (b)4,461,377  (b)4,034,813  (b)3,272,051  (b)2,407,696  (b)1,975,699
--------------------------------------------------------------------------------------------------------------------------------

Mid Cap Growth (Inception Date: 3/1/99)
  Beginning
     AUV........  (a)$12.185    (a)$10.242    (a)$13.748    (a)$13.984    (a)$18.201    (a)$19.692    (a)$19.624    (a)$12.468
                  (b)$12.140    (b)$10.178    (b)$13.627    (b)$13.827    (b)$17.952    (b)$19.374    (b)$19.259    (b)$12.206
  Ending AUV....  (a)$10.242    (a)$13.748    (a)$13.984    (a)$18.201    (a)$19.692    (a)$19.624    (a)$12.468    (a)$17.977
                  (b)$10.178    (b)$13.627    (b)$13.827    (b)$17.952    (b)$19.374    (b)$19.259    (b)$12.206    (b)$17.554
  Ending Number
     of AUs.....  (a)776,963    (a)1,315,460  (a)1,216,232  (a)1,288,130  (a)1,161,992  (a)985,100    (a)699,117    (a)565,741
                  (b)2,421,115  (b)3,257,802  (b)2,939,384  (b)2,881,797  (b)2,417,823  (b)2,001,839  (b)1,508,677  (b)1,240,865
--------------------------------------------------------------------------------------------------------------------------------

Mid Cap Value (Inception Date: 3/1/99)
  Beginning
     AUV........  (a)$15.629    (a)$13.157    (a)$17.260    (a)$19.777    (a)$23.679    (a)$27.609    (a)$24.093    (a)$15.209
                  (b)$15.569    (b)$13.073    (b)$17.107    (b)$19.554    (b)$23.353    (b)$27.160    (b)$23.642    (b)$14.887
  Ending AUV....  (a)$13.157    (a)$17.260    (a)$ 19.777   (a)$23.679    (a)$27.609    (a)$24.093    (a)$15.209    (a)$22.303
                  (b)$13.073    (b)$17.107    (b)$19.554    (b)$23.353    (b)$27.160    (b)$23.642    (b)$14.887    (b)$21.777
  Ending Number
     of AUs.....  (a)1,014,719  (a)1,300,186  (a)1,542,783  (a)1,398,665  (a)1,226,521  (a)873,599    (a)602,158    (a)484,246
                  (b)2,482,363  (b)3,090,567  (b)3,227,769  (b)2,905,698  (b)2,474,885  (b)1,951,092  (b)1,410,138  (b)1,173,234
--------------------------------------------------------------------------------------------------------------------------------

Small Cap (Inception Date: 3/1/99)
  Beginning
     AUV........  (a)$10.455    (a)$8.091     (a)$10.387    (a)$10.357    (a)$12.882    (a)$13.829    (a)$11.532    (a)$7.990
                  (b)$10.415    (b)$8.040     (b)$10.295    (b)$10.240    (b)$12.704    (b)$13.604    (b)$11.317    (b)$7.822
  Ending AUV....  (a)$8.091     (a)$10.387    (a)$10.357    (a)$12.882    (a)$13.829    (a)$11.532    (a)$7.990     (a)$11.744
                  (b)$8.040     (b)$10.295    (b)$10.240    (b)$12.704    (b)$13.604    (b)$11.317    (b)$7.822     (b)$11.467
  Ending Number
     of AUs.....  (a)893,438    (a)1,608,225  (a)1,499,655  (a)1,539,229  (a)1,270,683  (a)1,039,564  (a)789,589    (a)732,913
                  (b)2,518,712  (b)3,597,088  (b)3,277,172  (b)3,255,160  (b)2,659,514  (b)2,245,633  (b)1,696,765  (b)1,483,200
--------------------------------------------------------------------------------------------------------------------------------
International Equity (Inception Date: 3/1/99)
  Beginning
     AUV........  (a)$7.768     (a)$5.829     (a)$7.817     (a)$8.597     (a)$11.404    (a)$13.054    (a)$12.630    (a)$7.028
                  (b)$7.742     (b)$5.802     (b)$7.762     (b)$8.516     (b)$11.267    (b)$12.865    (b)$12.417    (b)$6.892
  Ending AUV....  (a)$5.829     (a)$7.817     (a)$8.597     (a)$11.404    (a)$13.054    (a)$12.630    (a)$7.028     (a)$9.309
                  (b)$5.802     (b)$7.762     (b)$8.516     (b)$11.267    (b)$12.865    (b)$12.417    (b)$6.892     (b)$9.106
  Ending Number
     of AUs.....  (a)1,625,696  (a)2,159,492  (a)2,561,246  (a)2,947,527  (a)3,127,449  (a)2,563,402  (a)1,644,230  (a)1,196,850
                  (b)2,547,690  (b)4,127,078  (b)4,992,053  (b)5,458,580  (b)5,841,930  (b)4,543,632  (b)3,075,454  (b)2,558,905
--------------------------------------------------------------------------------------------------------------------------------

                     FISCAL        FISCAL
                      YEAR          YEAR
                      ENDED         ENDED
                     4/30/11       4/30/12
--------------------------------------------


SEASONS SERIES TRUST -- CLASS 2 SHARES*
--------------------------------------------
Large Cap Growth (Inception Date: 3/1/99)
  Beginning
     AUV........  (a)$9.415     (a)$10.628
                  (b)$9.193     (b)$10.351
  Ending AUV....  (a)$10.628    (a)$11.098
                  (b)$10.351    (b)$10.782
  Ending Number
     of AUs.....  (a)1,071,878  (a)759,843
                  (b)2,624,981  (b)1,972,060
--------------------------------------------

Large Cap Value (Inception Date: 3/1/99)
  Beginning
     AUV........  (a)$13.908    (a)$15.704
                  (b)$13.580    (b)$15.296
  Ending AUV....  (a)$15.704    (a)$15.466
                  (b)$15.296    (b)$15.027
  Ending Number
     of  AUs....  (a)683,291    (a)500,481
                  (b)1,661,515  (b)1,354,227
--------------------------------------------

Mid Cap Growth (Inception Date: 3/1/99)
  Beginning
     AUV........  (a)$17.977    (a)$22.629
                  (b)$17.554    (b)$22.042
  Ending AUV....  (a)$22.629    (a)$21.703
                  (b)$22.042    (b)$21.087
  Ending Number
     of AUs.....  (a)435,739    (a)308,040
                  (b)1,029,352  (b)834,462
--------------------------------------------

Mid Cap Value (Inception Date: 3/1/99)
  Beginning
     AUV........  (a)$22.303    (a)$26.535
                  (b)$21.777    (b)$25.844
  Ending AUV....  (a)$26.535    (a)$25.239
                  (b)$25.844    (b)$24.520
  Ending Number
     of AUs.....  (a)392,002    (a)296,779
                  (b)1,016,522  (b)805,441
--------------------------------------------

Small Cap (Inception Date: 3/1/99)
  Beginning
     AUV........  (a)$11.744    (a)$14.106
                  (b)$11.467    (b)$13.739
  Ending AUV....  (a)$14.106    (a)$13.284
                  (b)$13.739    (b)$12.906
  Ending Number
     of AUs.....  (a)578,676    (a)467,143
                  (b)1,158,520  (b)945,377
--------------------------------------------
International Equity (Inception Date:
  3/1/99)
  Beginning
     AUV........  (a)$9.309     (a)$10.901
                  (b)$9.106     (b)$10.637
  Ending AUV....  (a)$10.901    (a)$9.389
                  (b)$10.637    (b)$9.139
  Ending Number
     of AUs.....  (a)798,153    (a)635,033
                  (b)2,041,775  (b)1,635,690
--------------------------------------------



     AUV - Accumulation Unit Value
     AU - Accumulation Units
     (a) Reflecting minimum Separate Account expenses (1.40%)
     (b) Reflecting maximum Separate Account expenses (1.65%)
     The Separate Account has a fiscal year end of April 30

     * If you purchased your contract on or before November 17, 2003, Class 2 Shares (0.15% 12b-1 fees) of Seasons Series Trust are offered in your contract, instead of Class 3 Shares for all Variable Portfolios except the Managed Allocation Portfolios and the Real Return Portfolio, which are only offered as Class 3 Shares of Seasons Series Trust (0.25% 12b-1 fees).

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                         CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     FISCAL        FISCAL        FISCAL        FISCAL        FISCAL        FISCAL        FISCAL        FISCAL
                      YEAR          YEAR          YEAR          YEAR          YEAR          YEAR          YEAR          YEAR
                      ENDED         ENDED         ENDED         ENDED         ENDED         ENDED         ENDED         ENDED
                     4/30/03       4/30/04       4/30/05       4/30/06       4/30/07       4/30/08       4/30/09       4/30/10
--------------------------------------------------------------------------------------------------------------------------------


SEASONS SERIES TRUST -- CLASS 2 SHARES* -- (CONTINUED)
--------------------------------------------------------------------------------------------------------------------------------
Diversified Fixed Income (Inception Date: 3/10/99)
  Beginning
     AUV........  (a)$10.912    (a)$11.733    (a)$11.680    (a)$12.036    (a)$11.812    (a)$12.418    (a)$12.969    (a)$12.802
                  (b)$10.870    (b)$11.658    (b)$11.577    (b)$11.900    (b)$11.650    (b)$12.216    (b)$12.727    (b)$12.531
  Ending AUV....  (a)$11.733    (a)$11.680    (a)$12.036    (a)$11.812    (a)$12.418    (a)$12.969    (a)$12.802    (a)$13.869
                  (b)$11.658    (b)$11.577    (b)$11.900    (b)$11.650    (b)$12.216    (b)$12.727    (b)$12.531    (b)$13.542
  Ending Number
     of AUs.....  (a)3,232,484  (a)3,279,348  (a)2,948,566  (a)2,524,010  (a)2,308,705  (a)2,292,110  (a)1,665,792  (a)1,452,667
                  (b)8,024,390  (b)6,462,854  (b)5,308,150  (b)4,347,061  (b)3,799,867  (b)4,557,017  (b)3,232,718  (b)2,866,380
--------------------------------------------------------------------------------------------------------------------------------
Cash Management (Inception Date: 3/26/99)
  Beginning
     AUV........  (a)$10.836    (a)$10.753    (a)$10.620    (a)$10.577    (a)$10.763    (a)$11.111    (a)$11.300    (a)$11.185
                  (b)$10.794    (b)$10.685    (b)$10.526    (b)$10.458    (b)$10.614    (b)$10.930    (b)$11.089    (b)$10.949
  Ending AUV....  (a)$10.753    (a)$10.620    (a)$ 10.577   (a)$10.763    (a)$11.111    (a)$11.300    (a)$11.185    (a)$11.001
                  (b)$10.685    (b)$10.526    (b)$10.458    (b)$10.614    (b)$10.930    (b)$11.089    (b)$10.949    (b)$10.741
  Ending Number
     of AUs.....  (a)1,444,740  (a)2,008,414  (a)1,485,439  (a)1,198,650  (a)1,228,657  (a)1,614,214  (a)1,841,700  (a)965,233
                  (b)2,232,294  (b)2,166,413  (b)2,357,351  (b)1,463,353  (b)1,748,833  (b)2,692,599  (b)3,173,466  (b)1,451,060
--------------------------------------------------------------------------------------------------------------------------------

                     FISCAL        FISCAL
                      YEAR          YEAR
                      ENDED         ENDED
                     4/30/11       4/30/12
--------------------------------------------


SEASONS SERIES TRUST -- CLASS 2
  SHARES* -- (CONTINUED)
--------------------------------------------
Diversified Fixed Income (Inception Date:
  3/10/99)
  Beginning
     AUV........  (a)$13.869    (a)$14.525
                  (b)$13.542    (b)$14.147
  Ending AUV....  (a)$14.525    (a)$15.334
                  (b)$14.147    (b)$14.897
  Ending Number
     of AUs.....  (a)1,017,191  (a)777,308
                  (b)2,272,862  (b)1,966,989
--------------------------------------------
Cash Management (Inception Date: 3/26/99)
  Beginning
     AUV........  (a)$11.001    (a)$10.801
                  (b)$10.741    (b)$10.520
  Ending AUV....  (a)$10.801    (a)$10.597
                  (b)$10.520    (b)$10.296
  Ending Number
     of AUs.....  (a)626,620    (a)397,793
                  (b)816,197    (b)721,584
--------------------------------------------



     AUV - Accumulation Unit Value
     AU - Accumulation Units
     (a) Reflecting minimum Separate Account expenses (1.40%)
     (b) Reflecting maximum Separate Account expenses (1.65%)
     The Separate Account has a fiscal year end of April 30

     * If you purchased your contract on or before November 17, 2003, Class 2 Shares (0.15% 12b-1 fees) of Seasons Series Trust are offered in your contract, instead of Class 3 Shares for all Variable Portfolios except the Managed Allocation Portfolios and the Real Return Portfolio, which are only offered as Class 3 Shares of Seasons Series Trust (0.25% 12b-1 fees).

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                         CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

FOCUSED PORTFOLIOS

                     FISCAL        FISCAL        FISCAL        FISCAL        FISCAL        FISCAL        FISCAL        FISCAL
                      YEAR          YEAR          YEAR          YEAR          YEAR          YEAR          YEAR          YEAR
                      ENDED         ENDED         ENDED         ENDED         ENDED         ENDED         ENDED         ENDED
                     4/30/03       4/30/04       4/30/05       4/30/06       4/30/07       4/30/08       4/30/09       4/30/10
--------------------------------------------------------------------------------------------------------------------------------


SEASONS SERIES TRUST -- CLASS 2 SHARES*
--------------------------------------------------------------------------------------------------------------------------------
Focus Growth** (Inception Date: 7/7/00)
  Beginning
     AUV........  (a)$6.570     (a)$5.576     (a)$7.134     (a)$6.798     (a)$8.116     (a)$8.364     (a)$8.812     (a)$5.586
                  (b)$6.545     (b)$5.541     (b)$7.071     (b)$6.722     (b)$8.004     (b)$8.229     (b)$8.648     (b)$5.468
  Ending AUV....  (a)$5.576     (a)$7.134     (a)$6.798     (a)$8.116     (a)$8.364     (a)$8.812     (a)$5.586     (a)$7.786
                  (b)$5.541     (b)$7.071     (b)$6.722     (b)$8.004     (b)$8.229     (b)$8.648     (b)$5.468     (b)$7.602
  Ending Number
     of AUs.....  (a)2,176,848  (a)3,296,151  (a)3,051,901  (a)2,851,643  (a)2,318,995  (a)2,211,890  (a)1,657,825  (a)1,210,834
                  (b)3,979,461  (b)5,224,743  (b)4,934,373  (b)4,411,406  (b)3,739,184  (b)3,459,989  (b)2,633,133  (b)2,083,092
--------------------------------------------------------------------------------------------------------------------------------
Focus Value (Inception Date: 10/04/01)
  Beginning
     AUV........  (a)$10.740    (a)$9.425     (a)$12.277    (a)$13.578    (a)$16.180    (a)$19.584    (a)$18.019    (a)$12.288
                  (b)$10.727    (b)$9.390     (b)$12.188    (b)$13.459    (b)$15.998    (b)$19.315    (b)$17.728    (b)$12.059
  Ending AUV....  (a)$9.425     (a)$12.277    (a)$13.578    (a)$16.180    (a)$19.584    (a)$18.019    (a)$12.288    (a)$16.316
                  (b)$9.390     (b)$12.188    (b)$13.459    (b)$15.998    (b)$19.315    (b)$17.728    (b)$12.059    (b)$15.972
  Ending Number
     of AUs.....  (a)848,182    (a)213,874    (a)1,566,295  (a)1,556,174  (a)1,523,794  (a)1,330,435  (a)825,643    (a)611,248
                  (b)1,081,447  (b)170,927    (b)2,039,448  (b)2,052,207  (b)2,066,504  (b)1,805,384  (b)1,289,395  (b)999,193
--------------------------------------------------------------------------------------------------------------------------------

                     FISCAL        FISCAL
                      YEAR          YEAR
                      ENDED         ENDED
                     4/30/11       4/30/12
--------------------------------------------


SEASONS SERIES TRUST -- CLASS 2 SHARES*
--------------------------------------------
Focus Growth** (Inception Date: 7/7/00)
  Beginning
     AUV........  (a)$7.786     (a)$10.123
                  (b)$7.602     (b)$9.861
  Ending AUV....  (a)$10.123    (a)$9.811
                  (b)$9.861     (b)$9.533
  Ending Number
     of AUs.....  (a)2,033,446  (a)1,567,726
                  (b)3,223,550  (b)2,557,777
--------------------------------------------
Focus Value (Inception Date: 10/04/01)
  Beginning
     AUV........  (a)$16.316    (a)$18.468
                  (b)$15.972    (b)$18.034
  Ending AUV....  (a)$18.468    (a)$16.600
                  (b)$18.034    (b)$16.169
  Ending Number
     of AUs.....  (a)473,087    (a)348,429
                  (b)782,521    (b)642,295
--------------------------------------------



     AUV - Accumulation Unit Value
     AU - Accumulation Units
     (a) Reflecting minimum Separate Account expenses (1.40%)
     (b) Reflecting maximum Separate Account expenses (1.65%)
     The Separate Account has a fiscal year end of April 30

     * If you purchased your contract on or before November 17, 2003, Class 2 Shares (0.15% 12b-1 fees) of Seasons Series Trust are offered in your contract, instead of Class 3 Shares for all Variable Portfolios except the Managed Allocation Portfolios and the Real Return Portfolio, which are only offered as Class 3 Shares of Seasons Series Trust (0.25% 12b-1 fees).
     ** On October 4, 2010, the Focus TechNet Variable Portfolio and Focus
        Growth and Income Variable Portfolio merged into the Focus Growth Variable Portfolio.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                         CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

SEASONS STRATEGIES

                     FISCAL         FISCAL         FISCAL        FISCAL        FISCAL        FISCAL        FISCAL        FISCAL
                      YEAR           YEAR           YEAR          YEAR          YEAR          YEAR          YEAR          YEAR
                      ENDED         ENDED          ENDED          ENDED         ENDED         ENDED         ENDED         ENDED
                     4/30/03       4/30/04        4/30/05        4/30/06       4/30/07       4/30/08       4/30/09       4/30/10
----------------------------------------------------------------------------------------------------------------------------------


SEASONS SERIES TRUST -- CLASS 2 SHARES*
----------------------------------------------------------------------------------------------------------------------------------
Growth (Inception Date: 4/15/97)
  Beginning
     AUV........  (a)$14.356    (a)$12.715     (a)$14.878     (a)$15.612    (a)$17.964    (a)$19.869    (a)$19.858    (a)$14.134
                  (b)$14.302    (b)$12.635     (b)$14.748     (b)$15.437    (b)$17.719    (b)$19.548    (b)$19.489    (b)$13.837
  Ending AUV....  (a)$12.715    (a)$14.878     (a)$15.612     (a)$17.964    (a)$19.869    (a)$19.858    (a)$14.134    (a)$18.859
                  (b)$12.635    (b)$14.748     (b)$15.437     (b)$17.719    (b)$19.548    (b)$19.489    (b)$13.837    (b)$18.417
  Ending Number
     of AUs.....  (a)2,178,753  (a)3,020,703   (a)2,799,359   (a)2,562,193  (a)2,333,243  (a)1,983,476  (a)1,434,326  (a)1,177,447
                  (b)5,698,422  (b)6,514,187   (b)5,639,555   (b)5,257,227  (b)4,649,626  (b)3,937,169  (b)2,847,801  (b)2,204,234
----------------------------------------------------------------------------------------------------------------------------------
Moderate Growth (Inception Date: 4/15/97)
  Beginning
     AUV........  (a)$14.164    (a)$12.833     (a)$14.722     (a)$15.374    (a)$17.376    (a)$19.121    (a)$19.047    (a)$14.124
                  (b)$14.111    (b)$12.753     (b)$14.594     (b)$15.201    (b)$17.138    (b)$18.813    (b)$18.693    (b)$13.827
  Ending AUV....  (a)$12.833    (a)$14.722     (a)$15.374     (a)$17.376    (a)$19.121    (a)$19.047    (a)$14.124    (a)$18.579
                  (b)$12.753    (b)$14.594     (b)$15.201     (b)$17.138    (b)$18.813    (b)$18.693    (b)$13.827    (b)$18.143
  Ending Number
     of AUs.....  (a)4,278,227  (a)6,054,737   (a)5,721,257   (a)5,435,612  (a)5,150,352  (a)4,327,532  (a)2,923,463  (a)2,354,172
                  (b)9,973,728  (b)11,785,293  (b)10,690,901  (b)9,880,656  (b)9,180,661  (b)7,945,173  (b)6,007,247  (b)5,176,424
----------------------------------------------------------------------------------------------------------------------------------
Balanced Growth (Inception Date: 4/15/97)
  Beginning
     AUV........  (a)$13.695    (a)$12.870     (a)$14.390     (a)$15.048    (a)$16.489    (a)$18.037    (a)$18.257    (a)$14.162
                  (b)$13.645    (b)$12.791     (b)$14.265     (b)$14.880    (b)$16.265    (b)$17.747    (b)$17.920    (b)$13.865
  Ending AUV....  (a)$12.870    (a)$14.390     (a)$15.048     (a)$16.489    (a)$18.037    (a)$18.257    (a)$14.162    (a)$18.164
                  (b)$12.791    (b)$14.265     (b)$14.880     (a)$16.265    (b)$17.747    (b)$17.920    (b)$13.865    (b)$17.739
  Ending Number
     of AUs.....  (a)4,762,059  (a)6,508,746   (a)5,790,342   (a)5,295,211  (a)4,893,425  (a)4,296,322  (a)2,965,397  (a)2,157,185
                  (b)7,977,286  (b)10,269,407  (b)9,517,592   (b)8,526,201  (b)7,567,301  (b)6,454,786  (b)4,862,037  (b)4,036,502
----------------------------------------------------------------------------------------------------------------------------------
Conservative Growth (Inception Date: 4/15/97)
  Beginning
     AUV........  (a)$13.410    (a)$13.016     (a)$14.214     (a)$14.808    (a)$15.879    (a)$17.248    (a)$17.395    (a)$14.272
                  (b)$13.353    (b)$12.928     (b)$14.082     (b)$14.634    (b)$15.653    (b)$16.960    (b)$17.063    (b)$13.964
  Ending AUV....  (a)$13.016    (a)$14.214     (a)$14.808     (a)$15.879    (a)$17.248    (a)$17.395    (a)$14.272    (a)$17.962
                  (b)$12.928    (b)$14.082     (b)$14.634     (b)$15.653    (b)$16.960    (b)$17.063    (b)$13.964    (b)$17.530
  Ending Number
     of AUs.....  (a)3,771,996  (a)4,522,063   (a)4,162,144   (a)3,623,916  (a)3,116,403  (a)2,703,394  (a)1,927,003  (a)1,679,672
                  (b)6,606,977  (b)7,653,618   (b)7,197,749   (b)6,100,149  (b)5,428,440  (b)4,855,603  (b)3,374,910  (b)3,056,024
----------------------------------------------------------------------------------------------------------------------------------

                     FISCAL        FISCAL
                      YEAR          YEAR
                      ENDED         ENDED
                     4/30/11       4/30/12
--------------------------------------------


SEASONS SERIES TRUST -- CLASS 2 SHARES*
--------------------------------------------
Growth (Inception Date: 4/15/97)
  Beginning
     AUV........  (a)$18.859    (a)$21.464
                  (b)$18.417    (b)$20.908
  Ending AUV....  (a)$21.464    (a)$21.807
                  (b)$20.908    (b)$21.189
  Ending Number
     of AUs.....  (a)867,104    (a)707,107
                  (b)1,760,902  (b)1,418,343
--------------------------------------------
Moderate Growth (Inception Date: 4/15/97)
  Beginning
     AUV........  (a)$18.579    (a)$20.868
                  (b)$18.143    (b)$20.327
  Ending AUV....  (a)$20.868    (a)$21.244
                  (b)$20.327    (b)$20.641
  Ending Number
     of AUs.....  (a)1,718,124  (a)1,331,052
                  (b)3,850,959  (b)3,124,656
--------------------------------------------
Balanced Growth (Inception Date: 4/15/97)
  Beginning
     AUV........  (a)$18.164    (a)$20.069
                  (b)$17.739    (b)$19.550
  Ending AUV....  (a)$20.069    (a)$20.688
                  (b)$19.550    (b)$20.103
  Ending Number
     of AUs.....  (a)1,695,485  (a)1,311,196
                  (b)3,286,767  (b)2,769,737
--------------------------------------------
Conservative Growth (Inception Date:
  4/15/97)
  Beginning
     AUV........  (a)$17.962    (a)$19.564
                  (b)$17.530    (b)$19.047
  Ending AUV....  (a)$19.564    (a)$20.241
                  (b)$19.047    (b)$19.657
  Ending Number
     of AUs.....  (a)1,259,648  (a)1,084,493
                  (b)2,529,210  (b)2,192,095
--------------------------------------------



     AUV - Accumulation Unit Value
     AU - Accumulation Units
     (a) Reflecting minimum Separate Account expenses (1.40%)
     (b) Reflecting maximum Separate Account expenses (1.65%)
     The Separate Account has a fiscal year end of April 30

     * If you purchased your contract on or before November 17, 2003, Class 2 Shares (0.15% 12b-1 fees) of Seasons Series Trust are offered in your contract, instead of Class 3 Shares for all Variable Portfolios except the Managed Allocation Portfolios and the Real Return Portfolio, which are only offered as Class 3 Shares of Seasons Series Trust (0.25% 12b-1 fees).

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
           APPENDIX B - DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The following details the standard and Maximum Anniversary Value death benefits, the Combination HV & Roll-Up death benefit and the EstatePlus death benefit payable upon the Continuing Spouse's death. The death benefit we will pay to the new Beneficiary chosen by the Continuing Spouse varies depending on the death benefit option elected by the original Owner of the contract, whether Living Benefits were elected, the age of the Continuing Spouse as of the Continuation Date and the Continuing Spouse's date of death.

Capitalized terms used in this Appendix have the same meaning as they have in the prospectus.

The term "Continuation Net Purchase Payment" is used frequently in describing the death benefit payable upon a spousal continuation. We define Continuation Net Purchase Payment as Net Purchase Payments made on or after the Continuation Date. For the purpose of calculating Continuation Net Purchase Payments, the amount that equals the contract value on the Continuation Date, including the Continuation Contribution, is considered a Purchase Payment.

The term "Continuation Purchase Payment" is used to describe the death benefit payable upon a spousal continuation. We define Continuation Purchase Payment as Purchase Payments made on or after the Continuation Date.

The term "withdrawals" as used in describing the death benefits is defined as withdrawals and the fees and charges applicable to those withdrawals.

The term "Withdrawal Adjustment" is used, if a Living Benefit had been elected, to describe the way in which the amount of the death benefit will be adjusted for withdrawals depending on when the Continuing Spouse takes a withdrawal and the amount of the withdrawal. If cumulative withdrawals for the current contract year are taken prior to the Continuing Spouse's 81st birthday and are less than or equal to the Maximum Annual Withdrawal Amount, the amount of adjustment will equal the amount of each withdrawal. If a withdrawal is taken prior to the Continuing Spouse's 81st birthday and cumulative withdrawals for the current contract year are in excess of the Maximum Annual Withdrawal Amount, the contract value and the death benefit are first reduced by the Maximum Annual Withdrawal Amount. The resulting death benefit is further adjusted by the withdrawal amount in excess of the Maximum Annual Withdrawal Amount by the percentage by which the excess withdrawal reduced the resulting contract value. If a withdrawal is taken on or after the Continuing Spouse's 81st birthday, the amount of adjustment is determined by the percentage by which the withdrawal reduced the contract value.

THE COMPANY WILL NOT ACCEPT PURCHASE PAYMENTS FROM ANYONE AGE 86 OR OLDER. THEREFORE, THE DEATH BENEFIT CALCULATIONS DESCRIBED BELOW ASSUME THAT NO PURCHASE PAYMENTS ARE RECEIVED ON OR AFTER THE CONTINUING SPOUSE'S 86TH BIRTHDAY.

The standard death benefit and the optional Maximum Anniversary Value death benefit are calculated differently depending on whether the original Owner had elected one of the Living Benefits, described above.

THE FOLLOWING IS A DESCRIPTION OF THE DEATH BENEFIT OPTIONS FOLLOWING SPOUSAL CONTINUATION FOR CONTRACTS ISSUED ON OR AFTER MAY 1, 2009.

A. STANDARD AND MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT PAYABLE UPON CONTINUING SPOUSE'S DEATH:

THE FOLLOWING DESCRIBES THE STANDARD DEATH BENEFIT AND THE OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT WITHOUT ELECTION OF A LIVING BENEFIT:

     1.  STANDARD DEATH BENEFIT

          If the Continuing Spouse is age 82 or younger on the Continuation Date, the death benefit will be the greater of:

          a.  Contract value; or

          b.  Continuation Net Purchase Payments.

          If the Continuing Spouse is age 83-85 on the Continuation Date, the death benefit will be the greater of:

          a.  Contract value; or

          b.  The lesser of:

             (1) Continuation Net Purchase Payments; or

             (2) 125% of the contract value.

          If the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit is equal to the contract value.

     2.  OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT

          If the Continuing Spouse is age 82 or younger on the Continuation Date, the death benefit will be the greatest of:

          a.  Contract value; or

          b.  Continuation Net Purchase Payments; or

          c. Maximum anniversary value on any contract anniversary that occurred after the Continuation Date, but prior to the earlier of the Continuing Spouse's 83rd birthday or date of death, plus any Continuation Purchase Payments received since that anniversary; and reduced for any withdrawals since that anniversary in the same proportion that the withdrawal reduced the contract value on the date of such withdrawal. The anniversary value for any year is equal to the contract value on the applicable anniversary after the Continuation Date.

          If the Continuing Spouse is age 83-85 on the Continuation Date, the death benefit will be the Standard Death Benefit described above and the optional Maximum Anniversary Value death benefit fee will no longer be deducted as of the Continuation Date.

          If the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit is equal to contract value and the optional Maximum Anniversary Value death benefit fee will no longer be deducted as of the Continuation Date.

THE FOLLOWING DESCRIBES THE STANDARD DEATH BENEFIT AND THE OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT WITH ELECTION OF A LIVING BENEFIT:

     1.  STANDARD DEATH BENEFIT

          If the Continuing Spouse is age 85 or younger on the Continuation Date, the death benefit will be the greater of:

          a. Contract value; or

          b. Continuation Purchase Payments reduced by:

               (i) any Withdrawal Adjustment after the Continuation Date, if the Living Benefit has not been terminated; or

               (ii) any Withdrawal Adjustments after the Continuation Date, prior to the date the Living Benefit is terminated; and reduced for any withdrawals in the same proportion that the withdrawal reduced the contract value on the date of such withdrawal on or after the date the Living Benefit is terminated.

          If the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit is equal to contract value.

     2.  OPTIONAL MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT

          If the Continuing Spouse is age 82 or younger on the Continuation Date, the death benefit will be the greatest of:

          a. Contract value; or

          b. Continuation Purchase Payments reduced by:

               (i) any Withdrawal Adjustments after the Continuation Date, if the Living Benefit has not been terminated; or

               (ii) any Withdrawal Adjustments after the Continuation Date, prior to the date the Living Benefit is terminated; and reduced for any withdrawals in the same proportion that the withdrawal reduced the contract value on the date of such withdrawal on or after the date the Living Benefit is terminated.

          c. Maximum anniversary value on any contract anniversary that occurred after the Continuation Date, but prior to the earlier of the Continuing Spouse's 83rd birthday or date of death, plus Continuation Purchase Payments received since that contract anniversary; and reduced by:


               (i) any Withdrawal Adjustments since that contract anniversary, if the Living Benefit has not been terminated; or


               (ii) any Withdrawal Adjustments since that contract anniversary, prior to the date the Living Benefit is terminated; and reduced for any withdrawals in the same proportion that the withdrawal reduced the contract value on the date of such withdrawal on or after the date the Living Benefit is terminated.

          The anniversary value for any year is equal to the contract value on the applicable anniversary.

          If the Continuing Spouse is age 83-85 on the Continuation Date, the death benefit will be the Standard Death Benefit with election of a Living Benefit, described above and the optional Maximum Anniversary Value death benefit fee will no longer be deducted as of the Continuation Date.

          If the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit is equal to contract value and the optional Maximum Anniversary Value death benefit fee will no longer be deducted as of the Continuation Date.

THE FOLLOWING IS A DESCRIPTION OF THE STANDARD DEATH BENEFIT OPTION FOLLOWING SPOUSAL CONTINUATION FOR CONTRACTS ISSUED BETWEEN AUGUST 2, 2004 AND APRIL 30, 2009.

If the original owner of the contract elected the standard death benefit and the Continuing Spouse is age 82 or younger on the Continuation Date, then upon the death of the Continuing Spouse, the death benefit will be the greater of:

     a. Contract value; or

     b. Contract value on the Continuation Date plus any Continuation Net Purchase Payments received prior to the Continuing Spouse's 86th birthday.

If the Continuing Spouse is age 83-85 on the Continuation Date, the death benefit will be greater of:

     a. Contract value; or

     b. The lesser of:

          1. Contract value on the Continuation Date plus Continuation Net Purchase Payments received prior to the Continuing Spouse's 86th birthday; or

          2. 125% of the contract value.

If the Continuing Spouse is age 86 and older on the Continuation Date, the death benefit is equal to the contract value.

THE FOLLOWING IS A DESCRIPTION OF THE STANDARD DEATH BENEFIT OPTION FOLLOWING SPOUSAL CONTINUATION FOR CONTRACTS ISSUED BETWEEN OCTOBER 16, 2000 AND AUGUST 2, 2004.

If the Standard Death Benefit is applicable upon the Continuing Spouse's death and the Continuing Spouse is age 74 or younger at the time of death, we will pay the beneficiary the greater of:

     1. Contract value; or

     2. Continuation Net Purchase Payments compounded at a 3% annual growth rate until the date of death, plus any Continuation Net Purchase Payments recorded after the date of death.

If the Continuing Spouse is age 75 or older at the time of death, the Standard Death Benefit is the greater of:

     1. Contract value; or

     2. Continuation Net Purchase Payments compounded at a 3% annual growth until the Continuing Spouse's 75th birthday, plus any Continuation Net Purchase Payments recorded after age 75 until the date of death.

THE FOLLOWING IS A DESCRIPTION OF THE MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT OPTION FOLLOWING SPOUSAL CONTINUATION FOR CONTRACTS ISSUED BETWEEN AUGUST 2, 2004 AND APRIL 30, 2009.

If the Continuing Spouse is age 82 or younger on the Continuation Date, the death benefit will be the greatest of:

     a. Contract value; or

     b. Continuation Net Purchase Payments; or

     c. Maximum anniversary value on any contract anniversary that occurred after the Continuation Date, but prior to the Continuing Spouse's 83rd birthday. The anniversary value for any year is equal to the contract value on the applicable contract anniversary date after the Continuation Date, reduced for withdrawals since that contract anniversary in the same proportion that the contract value was reduced on the date of such withdrawal, and adjusted for any Continuation Purchase Payments received since that anniversary date.

If the Continuing Spouse is age 83-85 on the Continuation Date, the death benefit will be the Standard Death Benefit described above and the fee for the Maximum Anniversary Value option will no longer be deducted as of the Continuation Date.

If the Continuing Spouse is age 86 and older on the Continuation Date, the death benefit is equal to contract value and the fee for the Maximum Anniversary Value option will no longer be deducted as of the Continuation Date.

IF YOUR CONTRACT WAS ISSUED BETWEEN AUGUST 2, 2004 AND APRIL 30, 2007, and if the Continuing Spouse is age 90 or older at the time of death, the death benefit is equal to contract value.

THE FOLLOWING IS A DESCRIPTION OF THE MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT OPTION FOLLOWING SPOUSAL CONTINUATION FOR CONTRACTS ISSUED BETWEEN OCTOBER 16, 2000 AND AUGUST 2, 2004.

If the Maximum Anniversary Value option is selected and if the Continuing Spouse is younger than age 90 at the time of death and a Continuation Contribution was made, the death benefit is the greater of:

     1. Contract value; or

     2. Continuation Net Purchase Payments; or

     3. Maximum anniversary value on any contract anniversary occurring after the Continuation Date but prior to the Continuing Spouse's 81st birthday. The anniversary value equals the value on the contract anniversary plus any Continuation Purchase Payments recorded after that anniversary; and reduced for any withdrawals (and fees and charges applicable to those withdrawals) recorded after that anniversary, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal.

If the Maximum Anniversary Value option is selected and NO Continuation Contribution was made the death benefit is the greater of:

     1. Contract value; or

     2. Net Purchase Payments; or

     3. Maximum anniversary value on any contract anniversary occurring after the issue date but before the Continuing Spouse's 81st birthday. The anniversary value equals the value on the contract anniversary plus any Purchase Payments recorded after that anniversary; and reduced for any withdrawals (and fees and charges applicable to those withdrawals) recorded after that anniversary, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal.

If the Continuing Spouse is age 90 or older at the time of death and the Maximum Anniversary Value option applied, the death benefit will be equal to the contract value at the time we receive all required paperwork and satisfactory proof of death. The Continuing Spouse's beneficiary will not receive any benefit from the optional enhanced death benefit. However, the Continuing Spouse's Beneficiary may still receive a benefit from Earnings Advantage if the date of death is prior to the Latest Annuity Date.

THE FOLLOWING IS A DESCRIPTION OF THE COMBINATION HV & ROLL-UP DEATH BENEFIT OPTION FOLLOWING SPOUSAL CONTINUATION FOR CONTRACTS ISSUED ON OR AFTER MAY 1, 2009.

B.  COMBINATION HV & ROLL-UP DEATH BENEFIT PAYABLE UPON CONTINUING SPOUSE'S
    DEATH:

If the original owner elected the Optional Combination HV & Roll-Up Death Benefit and the Continuing Spouse continues the contract on the Continuation Date before their 85th birthday and does not terminate this optional death benefit, the death benefit will be the greatest of:

     1. Contract value; or

     2. Maximum anniversary value on any contract anniversary that occurred after the Continuation Date, but prior to the earlier of the Continuing Spouse's 85th birthday or date of death, plus any Continuation Purchase Payments received since that anniversary and reduced for any withdrawals since that anniversary in the same proportion that the withdrawal reduced the contract value on the date of such withdrawal. The anniversary value for any year is equal to the contract value on the applicable anniversary after the Continuation Date.

     3. Continuation Net Purchase Payments received prior to the Continuing Spouse's 80th birthday accumulated at 5% through the earliest of:

          (a) 15 years after the contract date; or

          (b) The day before the Continuing Spouse's 80th birthday; or

          (c) The Continuing Spouse's date of death, adjusted for Continuation Net Purchase Payments received after the timeframes outlined in
              (a)-(c). Continuation Net Purchase Payments received after the timeframes outlined in (a)-(c) will not accrue at 5%.

If the Continuing Spouse is age 85 or older on the Continuation Date, the death benefit is equal to contract value and the optional Combination HV & Roll-Up Death Benefit fee will no longer be deducted.

If the Continuing Spouse terminates the Combination HV & Roll-Up death benefit on the Continuation Date, the standard death benefit for the Continuing Spouse applies upon his/her death and the fee for the Combination HV & Roll-Up death benefit no longer applies.

THE FOLLOWING IS A DESCRIPTION OF THE PURCHASE PAYMENT ACCUMULATION DEATH BENEFIT OPTION FOR CONTRACTS ISSUED BETWEEN AUGUST 2, 2004 AND APRIL 30, 2009.

If the Continuing Spouse is age 74 or younger on the Continuation Date, the death benefit will be the greatest of:

     1. Contract value; or

     2. Contract value on the Continuation Date plus Continuation Net Purchase Payments, compounded at 3% annual growth rate, to the earlier of the Continuing Spouse's 75th birthday or date of death; plus any Continuation Net Purchase Payment received after the Continuing Spouse's 75th birthday to the earlier of the Continuing Spouse's 86th birthday or date of death; or

     3. Contract value on the seventh contract anniversary, reduced for withdrawals since the seventh contract anniversary in the same proportion that the contract value was reduced on the date of each such withdrawal that occurs after the seventh contract anniversary, plus Continuation Net Purchase Payments received between the seventh contract anniversary date but prior to the Continuing Spouse's 86th birthday.

If the Continuing Spouse is age 75-82 on the Continuation Date and the Continuing Spouse dies prior to his/her 86th birthday, then the death benefit will be the greatest of:

     1. Contract value; or

     2. Contract value on the Continuation Date plus any Continuation Net Purchase Payments received prior to the Continuing Spouse's 86th birthday; or

     3. Maximum anniversary value on any contract anniversary that occurred after the Continuation Date, but prior to the Continuing Spouse's 83rd birthday. The anniversary value for any year is equal to the contract value on the applicable contract anniversary date, plus any Continuation Net Purchase Payments received since that anniversary date but prior to the Continuing Spouse's 86th birthday, and reduced for any Gross Withdrawals since that contract anniversary in the same proportion that the withdrawal reduced the contract value on the date of such withdrawal.

If the Continuing Spouse is age 83-85 on the Continuation Date, the death benefit will be the Standard Death Benefit described above and the fee for the Purchase Payment Accumulation option will no longer be deducted as of the Continuation Date. If the Continuing Spouse is age 86 or older on the Continuation Date, the death benefit is equal to the contract value and the fee for the Continuation HV & Roll-Up Death Benefit will no longer be deducted as of the Continuation Date.

THE FOLLOWING IS A DESCRIPTION OF THE 5% ACCUMULATION DEATH BENEFIT OPTION FOR CONTRACTS ISSUED PRIOR TO AUGUST 2, 2004.

If the 5% Accumulation option is selected and a Continuation Contribution was made the death benefit is the greater of:

  1. Contract value; or

  2. Continuation Net Purchase Payments made from the Continuation Date including the Continuation Contribution, compounded to the earlier of the Continuing Spouse's 80th birthday or the date of death at a 5% annual growth rate, plus any

     Continuation Purchase Payments recorded after the 80th birthday or the date of death; and reduced for any withdrawals recorded after the 80th birthday or the date of death, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal, up to a maximum benefit of two times the Continuation Net Purchase Payments.

If 5% Accumulation option is selected and no Continuation Contribution was made:

   1. Contract value; or

   2. Net Purchase Payments made from the date of issue compounded to the earlier of the Continuing Spouse's 80th birthday or the date of death at a 5% annual growth rate, plus any Continuation Purchase Payments recorded after the 80th birthday or the date of death; and reduced for any withdrawals recorded after the 80th birthday or the date of death, in the same proportion that the withdrawal reduced the contract value on the date of the withdrawal, up to a maximum of two times the Continuation Net Purchase Payments.

If the Continuing Spouse dies after the Latest Annuity Date and the 5% Accumulation option applied, any death benefit payable under the contract will be the Standard Death Benefit as described above. The Continuing Spouse's beneficiary will not receive any benefit from the 5% Accumulation option.

C.  THE ESTATEPLUS BENEFIT PAYABLE UPON CONTINUING SPOUSE'S DEATH:

The EstatePlus ("Earnings Advantage" for contracts issued prior to August 2,
2004) benefit is only available if the original owner elected EstatePlus and the Continuing Spouse is age 80 or younger on the Continuation Date. EstatePlus benefit is not payable after the Latest Annuity Date.

If the Continuing Spouse had earnings in the contract at the time of his/her death, we will add a percentage of those earnings (the "EstatePlus Percentage" or "Earnings Advantage Percentage" for contracts issued prior to August 2,
2004), subject to a maximum dollar amount (the "Maximum EstatePlus Percentage" or "Maximum Earnings Advantage Percentage" for contracts issued prior to August 2, 2004), to the death benefit payable. The contract year of death will determine the EstatePlus Percentage and the Maximum EstatePlus Benefit. The EstatePlus benefit, if any, is added to the death benefit payable under the Maximum Anniversary Value or Purchase Payment Accumulation death benefit options.

On the Continuation Date, if the Continuing Spouse is 69 or younger, the table below shows the available EstatePlus benefit:

----------------------------------------------------------------------------------------
    CONTRACT YEAR          ESTATEPLUS                         MAXIMUM
      OF DEATH             PERCENTAGE                    ESTATEPLUS BENEFIT
----------------------------------------------------------------------------------------
 Years 0-4              25% of Earnings    40% of Continuation Net Purchase Payments*
                                           (25% for contracts issued prior to 8/2/04)
----------------------------------------------------------------------------------------
 Years 5-9              40% of Earnings    65% of Continuation Net Purchase Payments*
                                           (40% for contracts issued prior to 8/2/04)
----------------------------------------------------------------------------------------
 Years 10+              50% of Earnings    75% of Continuation Net Purchase Payments*
                                           (50% for contracts issued prior to 8/2/04)
----------------------------------------------------------------------------------------


On the Continuation Date, if the Continuing Spouse is between his/her 70th and 81st birthdays, table below shows the available EstatePlus benefit:

----------------------------------------------------------------------------------------
    CONTRACT YEAR          ESTATEPLUS                         MAXIMUM
      OF DEATH             PERCENTAGE                    ESTATEPLUS BENEFIT
----------------------------------------------------------------------------------------
 All Contract Years     25% of Earnings    40% of Continuation Net Purchase Payments*
----------------------------------------------------------------------------------------


* Purchase Payments received after the 5th anniversary of the Continuation Date must remain in the contract for at least 6 full months to be included as part of the Continuation Net Purchase Payments for the purpose of the Maximum EstatePlus Benefit calculation.

What is the Contract Year of Death?

Contract Year of Death is the number of full 12-month periods starting on the Continuation Date and ending on the Continuing Spouse's date of death. The Contract Year of Death is used to determine the EstatePlus Percentage and Maximum EstatePlus benefit as indicated in the tables above.

What is the EstatePlus benefit?

We determine the EstatePlus benefit using the EstatePlus Percentage, as indicated in the tables above, which is a specified percentage of the earnings in the contract at the time of the Continuing Spouse's death. For the purpose of this calculation, earnings equals (1) minus (2) where

     (1) equals the contract value on the Continuing Spouse's date of death;

     (2) equals the Continuation Net Purchase Payment(s).

What is the Maximum EstatePlus amount?

The EstatePlus benefit is subject to a maximum dollar amount. The Maximum EstatePlus benefit is equal to a specified percentage of the Continuation Net Purchase Payments, as indicated in the tables above.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SPOUSAL CONTINUATION PROVISION (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME WITH RESPECT TO PROSPECTIVELY ISSUED CONTRACTS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
           APPENDIX C - STATE CONTRACT AVAILABILITY AND/OR VARIABILITY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------
PROSPECTUS PROVISION            AVAILABILITY OR VARIATION                STATES
------------------------------------------------------------------------------------
 Administration        Contract Maintenance Fee is $30.              North Dakota
 Charge
------------------------------------------------------------------------------------
 Administration        Charge will be deducted pro-rata from         Washington
 Charge                Variable Portfolios only.
------------------------------------------------------------------------------------
 Annuity Date          You may switch to the Income Phase any time   Florida
                       after your first contract anniversary.
------------------------------------------------------------------------------------
 Death Benefits        The standard death benefit is only            Washington
                       available to contract owners or continuing
                       spouses who are age 82 and younger.
------------------------------------------------------------------------------------
 Death Benefits        The Combination HV & Roll-Up death benefit    Washington
                       and EstatePlus death benefit are not
                       available.
------------------------------------------------------------------------------------
 Death Benefits        If you continue your contract on or after     Washington
 Upon Spousal          your 83rd birthday, the death benefit is
 Continuation          equal to contract value.
------------------------------------------------------------------------------------
 Free Look             If you reside in Arizona and are age 65 or    Arizona
                       older on your Contract Date, the Free Look
                       period is 30 days.
------------------------------------------------------------------------------------
 Free Look             If you reside in California and are age 60    California
                       or older on your Contract Date, the Free
                       Look period is 30 days.
------------------------------------------------------------------------------------
 MarketLock            Charge will be deducted pro-rata from         Oregon
 MarketLock For        Variable Portfolios only.                     Texas
 Life                                                                Washington
 MarketLock For
 Life Plus
 MarketLock For Two
 MarketLock Income
 Plus
------------------------------------------------------------------------------------
 MarketLock For        You may elect the current Maximum Annual      Oregon
 Life                  Withdrawal Amount to be received monthly.
 MarketLock For
 Life Plus
 MarketLock Income
 Plus
------------------------------------------------------------------------------------
 Premium Tax           We deduct premium tax charges of 0.50% for    California
                       Qualified contracts and 2.35% for Non-
                       Qualified contracts based on contract value
                       when you begin the Income Phase.
------------------------------------------------------------------------------------
 Premium Tax           We deduct premium tax charges of 0% for       Maine
                       Qualified contracts and 2.0% for Non-
                       Qualified contracts based on total Purchase
                       Payments when you begin the Income Phase.
------------------------------------------------------------------------------------
 Premium Tax           We deduct premium tax charges of 0% for       Nevada
                       Qualified contracts and 3.5% for Non-
                       Qualified contracts based on contract value
                       when you begin the Income Phase.
------------------------------------------------------------------------------------
 Premium Tax           For the first $500,000 in the contract, we    South Dakota
                       deduct premium tax charges of 0% for
                       Qualified contracts and 1.25% for Non-
                       Qualified contracts based on total Purchase
                       Payments when you begin the Income Phase.
                       For any amount in excess of $500,000 in the
                       contract, we deduct front-end premium tax
                       charges of 0% for Qualified contracts and
                       0.80% for Non-Qualified contracts based on
                       total Purchase Payments when you begin the
                       Income Phase.
------------------------------------------------------------------------------------
 Premium Tax           We deduct premium tax charges of 1.0% for     West Virginia
                       Qualified contracts and 1.0% for Non-
                       Qualified contracts based on contract value
                       when you begin the Income Phase.
------------------------------------------------------------------------------------
 Premium Tax           We deduct premium tax charges of 0% for       Wyoming
                       Qualified contracts and 1.0% for Non-
                       Qualified contracts based on total Purchase
                       Payments when you begin the Income Phase.
------------------------------------------------------------------------------------
 Seasons Income        Charge will be deducted pro-rata from         Washington
 Rewards               Variable Portfolios only.
 Season Promise
------------------------------------------------------------------------------------
 Systematic            Minimum withdrawal amount is $250 per         Minnesota
 Withdrawal            withdrawal or the penalty free withdrawal     Oregon
                       amount.
------------------------------------------------------------------------------------
 Transfer Privilege    Any transfer over the limit of 15 will        Pennsylvania
                       incur a $10 transfer fee.                     Texas
------------------------------------------------------------------------------------
 Withdrawal Charge     For contracts issued prior to November 17,    Oregon
 Schedule              2003, the withdrawal charge schedule is as
                       follows: 6%, 5%, 4%, 3%, 2%, 1%, 0%. This
                       schedule only applies if you elected a DCA
                       Fixed Account.
------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   APPENDIX D - THE GUARANTEE FOR CONTRACTS ISSUED PRIOR TO DECEMBER 29, 2006
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

GUARANTEE OF INSURANCE OBLIGATIONS

The Company's insurance policy obligations for individual and group contracts issued by SunAmerica Annuity prior to December 29, 2006 at 4:00 p.m. Eastern Time, are guaranteed (the "Guarantee") by American Home Assurance Company ("American Home" or "Guarantor").

As of December 29, 2006 at 4:00 p.m. Eastern Time (the "Point of Termination"), the Guarantee by American Home was terminated for prospectively issued contracts. The Guarantee will not cover any contracts or certificates with a date of issue later than the Point of Termination. The Guarantee will continue to cover individual contracts, individual certificates and group unallocated contracts with a date of issue earlier than the Point of Termination until all insurance obligations under such contracts or certificates are satisfied in full. Insurance obligations include, without limitation, contract value invested in any available Fixed Accounts, death benefits, living benefits and annuity income options. The Guarantee does not guarantee contract value or the investment performance of the Variable Portfolios available under the contracts. The Guarantee provides that individual contract owners, individual certificate holders and group unallocated contract owners with a date of issue earlier than the Point of Termination can enforce the Guarantee directly.


Guarantees for contracts and certificates issued prior to the Merger will continue after the Merger. As a result, the Merger of SunAmerica Annuity into AGL will not impact the insurance obligations under the Guarantee. PLEASE SEE THE COMPANY ABOVE FOR MORE DETAILS REGARDING THE MERGER.


American Home is a stock property-casualty insurance company incorporated under the laws of the State of New York on February 7, 1899. American Home's principal executive office is located at 175 Water Street, New York, New York 10038. American Home is licensed in all 50 states of the United States and the District of Columbia, as well as certain foreign jurisdictions, and engages in a broad range of insurance and reinsurance activities. American Home, an affiliate of the Company, is an indirect wholly owned subsidiary of American International Group.

  Please forward a copy (without charge) of the Seasons Select(II) Variable Annuity Statement of Additional Information to:

              (Please print or type and fill in all information.)


       ----------------------------------------------------------
       Name

       ----------------------------------------------------------
       Address

       ----------------------------------------------------------
       City/State/Zip


Contract Issue Date: ---------------------------------------------------------------


Date: ----------------------------------    Signed: --------------------------------




  Return to: American General Life Insurance Company, Annuity Service Center, P.O. Box 54299,
  Los Angeles, California 90054-0299

                       STATEMENT OF ADDITIONAL INFORMATION

              FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACTS

                                   ISSUED BY


                    AMERICAN GENERAL LIFE INSURANCE COMPANY


                               IN CONNECTION WITH

                         VARIABLE ANNUITY ACCOUNT FIVE


                      SEASONS SELECT II VARIABLE ANNUITIES



This Statement of Additional Information is not a prospectus; it should be read with the prospectus dated January 2, 2013, relating to the annuity contracts described above, a copy of which may be obtained without charge by calling (800) 445-7862 or by written request addressed to:

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             ANNUITY SERVICE CENTER
                                  PO. BOX 54299
                       LOS ANGELES, CALIFORNIA 90054-0299

    THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS JANUARY 2, 2013.

                               TABLE OF CONTENTS



                                                                             Page
                                                                             ----
Separate Account and the Company ..........................................    3

General Account............................................................    4

Master-Feeder Structure....................................................    5

Performance Data...........................................................    6

Market Value Adjustment ("MVA") for Seasons Select II Contracts Issued
  Before May 2, 2005.......................................................   10

Annuity Income Payments....................................................   13

Annuity Unit Values........................................................   14

Taxes......................................................................   17

Broker-Dealer Firms Receiving Revenue Sharing Payments.....................   27

Distribution of Contracts..................................................   28

Financial Statements.......................................................   28

SEPARATE ACCOUNT AND THE COMPANY
--------------------------------------------------------------------------------


American General Life Insurance Company ("AGL" or the "Company") is a stock life insurance company organized under the laws of the State of Texas. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. The Company is an indirect, wholly-owned subsidiary of American International Group, Inc. ("American International Group"), a Delaware corporation. American International Group is a holding company which, through its subsidiaries, is engaged primarily in a broad range of insurance and insurance-related activities in the United States and abroad. The commitments under the contacts are the Company's, and American International Group has no legal obligation to back those commitments.

On December 31, 2012, SunAmerica Annuity and Life Assurance Company("SunAmerica Annuity"), American General Assurance Company ("AGAC"), American General Life and Accident Insurance Company ("AGLA"), American General Life Insurance Company of Delaware ("AGLD"), SunAmerica Life Insurance Company ("SALIC") and Western National Life Insurance Company, ("WNL"), affiliates of American General Life Insurance Company, merged with and into American General Life Insurance Company ("Merger"). Prior to this date, the Seasons Select II contracts were issued by SunAmerica Annuity in all states except New York.

Variable Annuity Account Five ("Separate Account") was originally established by Anchor National Life Insurance Company ("Anchor National") on July 8, 1996 pursuant to the provisions of Arizona law, as a segregated asset account of Anchor National. Effective March 1, 2003, Anchor National changed its name to AIG SunAmerica Life Assurance Company ("SunAmerica Life"). Effective July 20,2009, SunAmerica Life changed its name to SunAmerica Annuity and Life Assurance Company. These were name changes only and did not affect the substance of any contract. Prior to December 31, 2012, the Separate Account was a separate account of SunAmerica Annuity. On December 31, 2012, and in conjunction with the merger of AGL and SunAmerica Annuity, the Separate Account was transferred to and became a Separate Account of AGL under Texas law.

The Separate Account meets the definition of a "Separate Account" under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision of the management of the Separate Account or the Company by the SEC.


The assets of the Separate Account are the property of the Company. However, the assets of the Separate Account, equal to its reserves and other contract liabilities, are not chargeable with liabilities arising out of any other business the Company may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains, or losses of the Company.

The Separate Account is divided into Variable Portfolios, with the assets of each Variable Portfolio invested in the shares of one or more Underlying Funds. The Company does not guarantee the investment performance of the Separate Account, its Variable Portfolios, or the Underlying Funds. Values allocated to the Separate Account and the amount of variable annuity income payments will vary with the values of shares of the Underlying Funds, and are also reduced by insurance charges and fees.

The basic objective of a variable annuity contract is to provide variable annuity income payments which will be to some degree responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from various types of investments. The contract is designed to seek to accomplish this objective by providing that variable annuity income payments will reflect the investment performance of the Separate Account with respect to amounts allocated to it both before and after the Annuity Date. Since the Separate Account is always fully invested in shares of the Underlying Funds, its investment performance reflects the investment performance of those entities. The values of such shares held by the Separate Account fluctuate and are subject to the risks of changing economic conditions as well as the risk inherent in the ability of the underlying funds' managements to make necessary changes in their Variable Portfolios to anticipate changes in economic conditions. Therefore, the owner bears the entire investment risk that the basic objectives of the contract may not be realized, and that the adverse effects of inflation may not be lessened. There can be no assurance that the aggregate amount of variable annuity income payments will equal or exceed the Purchase Payments made with respect to a particular account for the reasons described above, or because of the premature death of an Annuitant.

Another important feature of the contract related to its basic objective is the Company's promise that the dollar amount of variable annuity income payments made during the lifetime of the Annuitant will not be adversely affected by the actual mortality experience of the Company or the actual expenses incurred by the Company in excess of expense deductions provided for in the contract (although the Company does not guarantee the amounts of the variable annuity income payments).

AMERICAN HOME ASSURANCE COMPANY
--------------------------------------------------------------------------------

All references in this SAI to American Home Assurance Company ("American Home") apply to contracts issued prior to December 29, 2006 at 4:00 p.m. Eastern Time. American Home is a stock property-casualty insurance company incorporated under the laws of the State of New York on February 7, 1899. American Home's principal executive office is located at 175 Water Street, New York, New York 10038. American Home is licensed in all 50 states of the United States and the District of Columbia, as well as certain foreign jurisdictions, and engages in a broad range of insurance and reinsurance activities. American Home is an indirect wholly owned subsidiary of American International Group, Inc.

GENERAL ACCOUNT
--------------------------------------------------------------------------------

The General Account is made up of all of the general assets of the Company other than those allocated to the Separate Account or any other segregated asset account of the Company. A Purchase Payment may be allocated to the fixed and/or DCA fixed account options of various available periods offered in connection with the general account, as elected by the owner purchasing a contract. The DCA fixed accounts are not available if the Seasons Reward Program is elected. Other fixed account options may be available to you. Please refer to your contract for additional information. Assets supporting amounts allocated to a fixed investment option become part of the Company's general account assets and are available to fund the claims of all classes of customers of the Company, as well as of its creditors. Accordingly, all of the Company's assets held in the general account will be available to fund the Company's obligations under the contracts as well as such other claims.

The Company will invest the assets of the general account in the manner chosen by the Company and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

MASTER-FEEDER STRUCTURE
--------------------------------------------------------------------------------

The following Underlying Funds currently do not buy individual securities directly: American Funds Global Growth SAST Portfolio, American Funds Growth SAST Portfolio, American Funds Growth-Income SAST Portfolio, and American Funds Asset Allocation SAST Portfolio (the "Feeder Funds"). Instead, each Feeder Fund invests all of its investment assets in a corresponding "Master Fund" of American Funds Insurance Series(R), managed by Capital Research and Management Company ("Capital Research").

Because each Feeder Fund invests all of its assets in a Master Fund, the investment adviser to the Feeder Funds, SunAmerica Asset Management Corp. ("SAAMCo") does not provide any portfolio management services for the Feeder Funds. SAAMCo provides those services for the Feeder Funds that are normally provided by a fund's investment adviser with the exception of portfolio management. Such services include, but are not limited to: monitoring the ongoing investment performance of the Master Funds, monitoring the Feeder Funds' other service providers, facilitating the distribution of Master Fund shareholder materials to Feeder Fund shareholders and providing such other services as are necessary or appropriate to the efficient operation of the Feeder Funds with respect to their investment in the corresponding Master Funds. Pursuant to its investment advisory agreement with SunAmerica Series Trust, SAAMCo will provide these services so long as a Feeder Fund is a "feeder fund" investing in a Master Fund.

SAAMCo has contractually agreed to waive 0.70% of its advisory fee for so long as the Feeder Fund is operated as a feeder fund. Under the master-feeder structure, however, each Feeder Fund may withdraw its entire investment from its corresponding Master Fund if the Feeder Fund Board determines that it is in the best interests of the Feeder Fund and its shareholders to do so. If the underlying fund ceases to operate as a "feeder fund," SAAMCo will serve as investment manager for the Feeder Fund.

The terms "Feeder Fund" and "Master Fund" as used in the Prospectus are used for ease of relevant disclosure. There are a number of differences between arrangements commonly referred to as master-feeder funds, and the investments by the Feeder Funds in the Master Funds described in the Prospectus. These differences include the following:


     - Advisory fees commonly are assessed by the master fund, but not by the feeder fund. The Master Funds and the Feeder Funds both have investment advisory fees. (However, as described above, SAAMCo's advisory fee is solely attributable to administrative services, not portfolio management. Moreover, SAAMCo has contractually agreed to waive certain Feeder Fund advisory fees for as long as the Feeder Funds invest in a Master Fund); and

     - Master funds commonly sell their shares only to feeder funds. The Master Funds in which the Feeder Funds invest also sell their shares to separate accounts of life insurance companies to fund variable annuity contracts and variable life insurance contracts issued by the companies.

PERFORMANCE DATA
--------------------------------------------------------------------------------

From time to time, we periodically advertise performance data relating to Variable Portfolios and Underlying Funds. We will calculate performance by determining the percentage change in the value of an Accumulation Unit by dividing the increase (or decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. This performance number reflects the deduction of the Separate Account charges (including certain death benefit rider charges) and the Underlying Fund expenses. It does not reflect the deduction of any applicable contract maintenance fee, withdrawal (or sales) charges, if applicable, or optional feature charges. The deduction of these charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will include total return figures which reflect the deduction of the Separate Account charges (including certain death benefit charges), contract maintenance fee, withdrawal (or sales) charges and the Underlying Fund expenses.

We may advertise the optional living benefits and death benefits using illustrations showing how the benefit works with historical performance of specific Underlying Funds or with a hypothetical rate of return (which will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the Underlying Fund expenses.

The Separate Account may advertise "total return" data for the Variable Portfolios. Total return figures are based on historical data and are not intended to indicate future performance. "Total return" is a computed rate of return that, when compounded annually over a stated period of time and applied to a hypothetical initial investment in a Variable Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period (assuming a complete redemption of the contract at the end of the period).

For periods starting prior to the date the Variable Portfolios first became available through the Separate Account, the total return data for the Variable Portfolios of the Separate Account will be derived from the performance of the corresponding Underlying Funds, modified to reflect the charges and expenses as if the contract had been in existence since the inception date of each respective Underlying Fund. Further, returns shown are for the original class of shares of certain Underlying Funds, adjusted to reflect the fees and charges for the newer class of shares until performance for the newer class becomes available. Returns of the newer class of shares will be lower than those of the original class since the newer class of shares is subject to (higher) service fees. We commonly refer to these performance calculations as hypothetical adjusted historical returns. Performance figures similarly adjusted but based on the Underlying Funds' performance (outside of this Separate Account) should not be construed to be actual historical performance of the relevant Separate Account's Variable Portfolio. Rather, they are intended to indicate the historical performance of the corresponding Underlying Funds, adjusted to provide direct comparability to the performance of the Variable Portfolios after the date the contracts were first offered to the public (reflecting certain contractual fees and charges).

Performance data for the various Variable Portfolios are computed in the manner described below.


CASH MANAGEMENT PORTFOLIO

Current yield is computed by first determining the Base Period Return attributable to a hypothetical contract having a balance of one Accumulation Unit at the beginning of a 7 day period using the formula:


For contracts without the Seasons Rewards Program:
--------------------------------------------------

                   Base Period Return = (EV - SV - CMF)/(SV)


For contracts with the Seasons Rewards Program:
------------------------------------------------

                 Base Period Return = (EV - SV - CMF + E)/(SV)


    where:

        SV = value of one Accumulation Unit at the start of a 7 day period

        EV = value of one Accumulation Unit at the end of the 7 day period

        CMF = an allocated portion of the $35 annual Contract Maintenance Fee, prorated for 7 days


        E = Premium Enhancement Rate, prorated for 7 days

The change in the value of an Accumulation Unit during the 7 day period reflects the income received minus any expenses accrued, during such 7 day period. The Contract Maintenance Fee (CMF) is first allocated among the Variable Portfolios and the general account so that each Variable Portfolio's allocated portion of the fee is proportional to the percentage of the number of accounts that have money allocated to that Variable Portfolio. The fee is further reduced, for purposes of the yield computation, by multiplying it by the ratio that the value of the hypothetical contract bears to the value of an account of average size for contracts funded by the Cash Management Portfolio. Finally, as is done with the other charges discussed above, the result is multiplied by the fraction 7/365 to arrive at the portion attributable to the 7 day period.

The current yield is then obtained by annualizing the Base Period Return:

                 Current Yield = (Base Period Return) x (365/7)


The Cash Management Portfolio also quotes an "effective yield" that differs from the current yield given above in that it takes into account the effect of dividend reinvestment in the underlying fund. The effective yield, like the current yield, is derived from the Base Period Return over a 7 day period. However, the effective yield accounts for dividend reinvestment by compounding the current yield according to the formula:


     Effective Yield = [(Base Period Return + 1) TO THE POWER OF 365/7 - 1]


The yield quoted should not be considered a representation of the yield of the Cash Management Portfolio in the future since the yield is not fixed. Actual yields will depend on the type, quality and maturities of the investments held by the underlying fund and changes in interest rates on such investments.



Yield information may be useful in reviewing the performance of the Cash Management Portfolio and for providing a basis for comparison with other investment alternatives. However, the Cash Management Portfolio's yield fluctuates, unlike bank deposits or other investments that typically pay a fixed yield for a stated period of time. In periods of very low short-term interest rates, the Portfolio's yield may become negative, which may result in a decline in value of your investment.

OTHER PORTFOLIOS

The Variable Portfolios of the Separate Account other than the Cash Management Portfolio compute their performance data as "total return."

Total return for a Variable Portfolio represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical initial investment in a contract funded by that Variable Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period. The total rate of return (T) is computed so that it satisfies the formula:


For contracts without the Seasons Rewards Program:
--------------------------------------------------


                       P (1 + T) TO THE POWER OF n = ERV


For contracts with the Seasons Rewards Program:
------------------------------------------------



                   [P (1 + E)](1 + T) TO THE POWER OF n = ERV


    where:

        P = a hypothetical initial payment of $1,000

        T = average annual total return

        n = number of years


        E = Payment Enhancement Rate


        ERV = redeemable value of a hypothetical $1,000 payment made at the beginning of the 1,5 or 10 year period as of the end of the period (or fractional portion thereof)

Standardized performance for the Variable Portfolios available in this contract reflect total returns using the method of computation discussed below:

    - Using the seven year surrender charge schedule available on contracts issued without the Seasons Rewards Program. No enhancement is reflected under the calculation, as the Payment Enhancement is not available unless the Seasons Rewards is elected; AND


    - Using the nine year surrender charge schedule available on contracts issued with the Seasons Rewards Program, including the minimum Upfront Payment Enhancement of 2% of Purchase Payments and calculating the value after redemption only based on the initial $1,000 Purchase Payment.

The total return figures reflect the effect of certain non-recurring and recurring charges. The applicable withdrawal charge (if any) is deducted as of the end of the period, to reflect the effect of the assumed complete redemption. Total return figures are derived from historical data and are not intended to be a projection of future performance.


MARKET VALUE ADJUSTMENT ("MVA") FOR SEASONS SELECT II CONTRACTS ISSUED BEFORE MAY 2, 2005
--------------------------------------------------------------------------------

Depending on the issue date of your contract, your contract may offer multi-year Fixed Accounts. If you take money out of any available multi-year Fixed Accounts before the guarantee period ends, we may make an adjustment to your contract. We refer to this as a Market Value Adjustment ("MVA"). The MVA does not apply to any available one-year Fixed Accounts. The MVA reflects any difference in the interest rate environment between the time you placed your money in the multi-year Fixed Accounts and the time when you withdraw or transfer that money. Generally, this adjustment can increase or decrease your contract value or the amount of your withdrawal. If interest rates drop between the time you put your money into a multi-year Fixed Account and the time you take it out, we could credit a positive adjustment to your contract. Conversely, if interest rates increase during the same period, we could post a negative adjustment to your contract. You have 30 days after the end of each guarantee period to reallocate your funds without application of any MVA.

Regardless of the outcome of the MVA calculation, application of the MVA to any partial or full withdrawal or transfer from the multi-year Fixed Accounts after May 2, 2005, will not result in a negative adjustment to your contract value or the withdrawal amount. Thus, the MVA will not result in a loss of principal or previously credited interest for transactions after May 2, 2005. You will continue to receive any positive adjustment resulting from application of the MVA.

The information below applies only if you take money out of multi-year Fixed Accounts before the end of the Guarantee Period.

We calculate the MVA by doing a comparison between current rates and the rate being credited to you in the Fixed Accounts. For the current rate we use a rate being offered by us for a guarantee period that is equal to the time remaining in the Fixed Accounts from which you seek withdrawal (rounded up to a full number of years). If we are not currently offering a guarantee period for that period of time, we determine an applicable rate by using a formula to arrive at a number based on the interest rates currently offered for the two closest periods available.

Where the MVA is positive, we add the adjustment to your withdrawal amount. If a withdrawal charge applies, it is deducted before the MVA calculation. The MVA is assessed on the amount withdrawn less any withdrawal charges.

The MVA is computed by multiplying the amount withdrawn, transferred or taken under an income option by the following factor:

                             [(1+I/(1+J+L)]N/12 -- 1

    where:

    I is the interest rate you are earning on the money invested in the Fixed Account;

    J is the interest rate then currently available for the period of time equal to the number of years remaining in the term you initially agreed to leave your money in the Fixed Account;

    N is the number of full months remaining in the term you initially agreed to leave your money in the Fixed Account; and

    L is 0.005 (Some states require a different value. Please see your contract.)

We do not assess an MVA against withdrawals from an Fixed Account under the following circumstances:

    If a withdrawal is made within 30 days after the end of a guarantee period;

    If a withdrawal is made to pay contract fees and charges;

    To pay a death benefit; and

Upon beginning an income option, if occurring on the Latest Annuity Date.

EXAMPLES OF THE MVA

    The purpose of the examples below is to show how the MVA adjustments are calculated and may not reflect the Guarantee Periods available or withdrawal charges applicable under your contract.

The examples below assume the following:

    (1) You made an initial Purchase Payment of $10,000 and allocated it to a Fixed Account at a rate of 5%;

    (2) You make a partial withdrawal of $4,000 at a time when 18 months remain in the term you initially agreed to leave your money in the Fixed Account (N = 18);

    (3) You have not made any other transfers, additional Purchase Payments, or withdrawals; and

    (4) Your contract was issued in a state where L = 0.005.

POSITIVE ADJUSTMENT, NO WITHDRAWAL CHARGE APPLIES

Assume that on the date of withdrawal, the interest rate in effect for new Purchase Payments in the 1-year Fixed Account is 3.5% and the 3-year Fixed Account is 4.5%. By linear interpolation, the interest rate for the remaining 2 years (18 months rounded up to the next full year) in the contract is calculated to be 4%. No withdrawal charge is reflected in this example, assuming that the Purchase Payment withdrawn falls within the free withdrawal amount.

The MVA factor is = [(1+I/(1+J+0.005)]N/12 -- 1
                    = [(1.05)/(1.04+0.005)]18/12 -- 1
                    = (1.004785)1.5 -- 1
                    = 1.007186 -- 1
                    = + 0.007186

The requested withdrawal amount is multiplied by the MVA factor to determine the
MVA:

                         $4,000 x (+0.007186) = +$28.74

$28.74 represents the positive MVA that would be added to the withdrawal.

POSITIVE ADJUSTMENT, WITHDRAWAL CHARGE APPLIES

Assume that on the date of withdrawal, the interest rate in effect for new Purchase Payments in the 1-year Fixed Account is 3.5% and the 3-year Fixed Account is 4.5%. By linear interpolation, the interest rate for the remaining 2 years (18 months rounded up to the next full year) in the contract is calculated to be 4%. A withdrawal charge of 6% is reflected in this example, assuming that the Purchase Payment withdrawn exceeds the free withdrawal amount.

The MVA factor is = [(1+I)/(1+J+0.005)]N/12 -- 1
                    = [(1.05)/(1.04+0.005)]18/12 -- 1
                    = (1.004785)1.5 -- 1
                    = 1.007186 -- 1
                    = + 0.007186

The requested withdrawal amount, less the withdrawal charge ($4,000 -- 6% = $3,760) is multiplied by the MVA factor to determine the MVA:

                         $3,760 x (+0.007186) = +$27.02

    $27.02 represents the positive MVA that would be added to the withdrawal.

ANNUITY INCOME PAYMENTS
--------------------------------------------------------------------------------

INITIAL MONTHLY ANNUITY INCOME PAYMENTS

     The initial Annuity Income Payment is determined by applying separately that portion of the contract value allocated to the fixed account options and the Variable Portfolio(s), less any premium tax, and then applying it to the annuity table specified in the contract for fixed and variable Annuity Income Payments. Those tables are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated second person, if any, and the annuity income option selected.

     The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly Annuity Income Payment. In the case of a variable annuity, that amount is divided by the value of an Annuity Unit as of the Annuity Date to establish the number of Annuity Units representing each variable Annuity Income Payment. The number of Annuity Units determined for the first variable Annuity Income Payment remains constant for the second and subsequent monthly variable Annuity Income Payments, assuming that no reallocation of contract values is made.

SUBSEQUENT MONTHLY ANNUITY INCOME PAYMENTS

For fixed annuity income payments, the amount of the second and each subsequent monthly annuity income payment is the same as that determined above for the first monthly annuity income payment.

The amount of the second and each subsequent monthly variable annuity income payment is determined by multiplying the number of Annuity Units, as determined in connection with the determination of the initial monthly annuity income payment, above, by the Annuity Unit Value as of the day preceding the date on which each annuity income payment is due.

INCOME PAYMENTS UNDER THE INCOME PROTECTOR FEATURE

If contract holders elect to begin Annuity Income Payments using the Income Protector feature, the Income Benefit Base is determined as below. The initial monthly Annuity Income Payment is determined by applying the annuitization factor specifically designated for use in conjunction with the Income Protector feature (either in the Contract or in the Endorsement) to the Income Benefit Base and then dividing by 1,000. The Income Benefit Base must be divided by 1,000 since the annuitization factors included in those tables are based on a set amount per $1,000 of Income Benefit Base. The amount of the second and each subsequent Annuity Income Payment is the same as the first monthly payment. The appropriate rate must be determined by the gender (except where, as in the case of certain Qualified contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated Joint Annuitant, if any, and the Annuity Income Option selected.

ANNUITY UNIT VALUES
--------------------------------------------------------------------------------

The value of an Annuity Unit is determined independently for each Variable Portfolio. The annuity tables contained in the contract are based on a 3.5% per annum assumed investment rate. If the actual net investment rate experienced by a Variable Portfolio exceeds 3.5%, variable annuity income payments derived from allocations to that Variable Portfolio will increase over time. Conversely, if the actual rate is less than 3.5%, variable annuity income payments will decrease over time. If the net investment rate equals 3.5%, the variable annuity income payments will remain constant. If a higher assumed investment rate had been used, the initial monthly payment would be higher, but the actual net investment rate would also have to be higher in order for annuity income payments to increase (or not to decrease).

The payee receives the value of a fixed number of Annuity Units each month. The value of a fixed number of Annuity Units will reflect the investment performance of the Variable Portfolios elected, and the amount of each annuity income payment will vary accordingly.

For each Variable Portfolio, the value of an Annuity Unit is determined by multiplying the Annuity Unit value for the preceding month by the Net Investment Factor for the month for which the Annuity Unit value is being calculated. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 3.5% per annum which is assumed in the annuity tables contained in the contract.

NET INVESTMENT FACTOR

The Net Investment Factor ("NIF") is an index applied to measure the net investment performance of Variable Portfolios from one month to the next. The NIF may be greater or less than or equal to one; therefore, the value of an Annuity Unit may increase, decrease or remain the same.

The NIF for any Variable Portfolio for a certain month is determined by dividing
(a) by (b) where:

(a) is the Accumulation Unit value of the Variable Portfolio determined as of the end of that month, and

(b) is the Accumulation Unit value of the Variable Portfolio determined as of the end of the preceding month.

The NIF for a Variable Portfolio for a given month is a measure of the net investment performance of the Variable Portfolio from the end of the prior month to the end of the given month. A NIF of 1.000 results from no change; a NIF greater than 1.000 results from an increase; and a NIF less than 1.000 results from a decrease. The NIF is increased (or decreased) in accordance with the increases (or decreases, respectively) in the value of the shares of the underlying investment portfolios in which the Variable Portfolio invests; it is also reduced by separate account asset charges.

ILLUSTRATIVE EXAMPLE

Assume that one share of a given Variable Portfolio had an Accumulation Unit value of $11.46 as of the close of the New York Stock Exchange ("NYSE") on the last business day in September; that its Accumulation Unit value had been $11.44 at the close of the NYSE on the last business day at the end of the previous month. The NIF for the month of September is:

                              NIF = ($11.46/$11.44)

                                  = 1.00174825

ILLUSTRATIVE EXAMPLE

The change in Annuity Unit value for a Variable Portfolio from one month to the next is determined in part by multiplying the Annuity Unit value at the prior month end by the NIF for that Variable Portfolio for the new month. In addition, however, the result of that computation must also be multiplied by an additional factor that takes into account, and neutralizes, the assumed investment rate of
3.5 percent per annum upon which the annuity income payment tables are based. For example, if the net investment rate for a Variable Portfolio (reflected in the NIF) were equal to the assumed investment rate, the variable annuity income payments should remain constant (i.e., the Annuity Unit value should not change). The monthly factor that neutralizes the assumed investment rate of 3.5 percent per annum is:

                        1/[(1.035)/\(1/12)] = 0.99713732

In the example given above, if the Annuity Unit value for the Variable Portfolio was $10.103523 on the last business day in August, the Annuity Unit value on the last business day in September would have been:

               $10.103523 x 1.00174825 x 0.99713732 = $10.092213

To determine the initial payment, the initial annuity payment for variable annuitization is calculated based on our mortality expectations and an assumed interest rate (AIR) of 3.5%. Thus the initial variable annuity income payment is the same as the initial payment for a fixed interest payout annuity calculated at an effective rate of 3.5%.

The Net Investment Factor (NIF) measures the performance of the funds that are the basis for the amount of future annuity income payments. This performance is compared to the AIR, and if the growth in the NIF is the same as the AIR rate the payment remains the same as the prior month. If the rate of growth of the NIF is different than the AIR, then the payment is changed proportionately to the ratio (1+NIF)/(1+AIR), calculated on a monthly basis. If the NIF is greater than the AIR, then this proportion is greater than one and payments are increased. If the NIF is less than the AIR, then this proportion is less than one and payments are decreased.

VARIABLE ANNUITY INCOME PAYMENTS

ILLUSTRATIVE EXAMPLE

Assume that a male owner, P, owns a contract in connection with which P has allocated all of his contract value to a single Variable Portfolio. P is also the sole Annuitant and, at age 60, has elected to annuitize his contract as a life annuity with 120 annuity income monthly payments guaranteed. As of the last valuation preceding the Annuity Date, P's Account was credited with 7543.2456 Accumulation Units each having a value of $15.432655, (i.e., P's Account Value is equal to 7543.2456 x $15.432655 = $116,412.31). Assume also that the Annuity Unit value for the Variable Portfolio on that same date is $13.256932, and that the Annuity Unit value on the day immediately prior to the second annuity income payment date is $13.327695.

P's first variable annuity income payment is determined from the annuity rate tables in P's contract, using the information assumed above. From the tables, which supply monthly annuity income payments for each $1,000 of applied contract value, P's first variable annuity income payment is determined by multiplying the monthly installment of $5.42 (Option 4 tables, male Annuitant age 60 at the Annuity Date) by the result of dividing P's account value by $1,000:

             First Payment = $5.42 x ($116,412.31/$1,000) = $630.95

The number of P's Annuity Units (which will be fixed; i.e., it will not change unless he transfers his Account to another Account) is also determined at this time and is equal to the amount of the first variable annuity income payment divided by the value of an Annuity Unit on the day immediately prior to annuitization:

                 Annuity Units = $630.95/$13.256932 = 47.593968

P's second variable annuity income payment is determined by multiplying the number of Annuity Units by the Annuity Unit value as of the day immediately prior to the second payment due date:

               Second Payment = 47.593968 x $13.327695 = $634.32

The third and subsequent variable annuity income payments are computed in a manner similar to the second variable annuity income payment.


Note that the amount of the first variable annuity income payment depends on the contract value in the relevant Variable Portfolio on the Annuity Date and thus reflects the investment performance of the Variable Portfolio net of fees and charges during the Accumulation Phase. The amount of that payment determines the number of Annuity Units, which will remain constant during the Annuity Phase (assuming no transfers from the Variable Portfolio). The net investment performance of the Variable Portfolio during the Annuity Phase is reflected in continuing changes during this phase in the Annuity Unit value, which determines the amounts of the second and subsequent variable annuity income payments.

                                     TAXES

GENERAL

Note: We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances.

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code" or "IRC") governs taxation of annuities in general. A natural owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a non-annuity distribution or as income payments under the annuity option elected. For a lump-sum payment received as a total surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a withdrawal (partial redemption), federal tax liability is determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. A different rule applies to Purchase Payments made (including, if applicable, in the case of a contract issued in exchange for a prior contract) prior to August 14, 1982. Those Purchase Payments are considered withdrawn first for federal income tax purposes, followed by earnings on those Purchase Payments. For Non-Qualified contracts, the cost basis is generally the Purchase Payments. The taxable portion of the lump-sum payment is taxed at ordinary income tax rates. Tax penalties may also apply.

If you purchase your contract under one of a number of types of employer-sponsored retirement plans, as an individual retirement annuity, or under an individual retirement account, your contract is referred to as a Qualified Contract. Examples of qualified plans or arrangements are: Individual Retirement Annuities and Individual Retirement Accounts (IRAs), Roth IRAs, Tax-Sheltered Annuities (also referred to as 403(b) annuities or 403(b) contracts), plans of self-employed individuals (often referred to as H.R. 10 Plans or Keogh Plans), pension and profit sharing plans including 401(k) plans, and governmental 457(b) plans. Typically, for employer plans and tax-deductible IRA contributions, you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract. However, you normally will have a cost basis in a Roth IRA, a designated Roth account in a 403(b), 401(k), or governmental 457(b) plan, and you may have cost basis in a traditional IRA or in another Qualified contract.

For annuity payments, the portion of each payment that is in excess of the exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (if any, and adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of qualified plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, annuitants and beneficiaries under the

Contracts should seek competent financial advice about the tax consequences of any distributions.

On March 30, 2010 the Health Care and Education Reconciliation Act ("Reconciliation Act") was signed into law. Among other provisions, the Reconciliation Act imposes a new tax on net investment income. This tax, which goes into effect in 2013, is at the rate of 3.8% of applicable thresholds for Modified Adjusted Gross Income ("MAGI") ($250,000 for joint filers; $125,000 for married individuals filing separately; and, $200,000 for individual filers). An individual with MAGI in excess of the threshold will be required to pay this new tax on net investment income in excess of the applicable MAGI threshold. For this purpose, net investment income generally will include taxable withdrawals from a Non-Qualified contract, as well as other taxable amounts including amounts taxed annually to an owner that is not a natural person. This new tax generally does not apply to Qualified contracts, however taxable distributions from such contracts may be taken into account in determining the applicability of the MAGI thresholds.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company and its operations form a part of the Company.

WITHHOLDING TAX ON DISTRIBUTIONS

Generally, you have not paid any federal taxes on the Purchase Payments used to buy a Qualified contract. As a result, most amounts withdrawn from the contract or received as income payments will be taxable income. Exceptions to this general rule include withdrawals attributable to after-tax Roth IRA contributions, designated Roth contributions to a 403(b), 401(k), or governmental 457(b) plan. Withdrawals from Roth IRAs are generally treated for federal tax purposes as coming first from the Roth contributions that have already been taxed, and as entirely tax free. Withdrawals from designated Roth accounts in a 403(b), 401(k) or governmental 457(b) plan, and withdrawals generally from Qualified contracts, are treated generally as coming pro-rata from amounts that already have been taxed and amounts that are taxed upon withdrawal. Qualified Distributions from Roth IRAs, designated Roth accounts in 403(b), 401(k), and governmental 457(b) plans which satisfy certain qualification requirements, including at least five years in a Roth account under the plan or IRA and either attainment of age 59 1/2, death or disability (or, if an IRA for the purchase of a first home), will not be subject to federal income taxation.

The taxable portion of any withdrawal or income payment from a Qualified contract will be subject to an additional 10% federal penalty tax, under the IRC, except in the following circumstances:

     -    after attainment of age 59 1/2;

     -    when paid to your beneficiary after you die;

     -    after you become disabled (as defined in the IRC);

     - as a part of a series of substantially equal periodic payments (not less frequently than annually) made for your life (or life expectancy) or the joint lives (or joint expectancies) of you and your designated beneficiary for a period of 5 years or attainment of age 59 1/2, whichever is later;

     - payments to employees after separation from service after attainment of age 55 (does not apply to IRAs);

     -    dividends paid with respect to stock of a corporation described in IRC
          Section 404(k);

     - for payment of medical expenses to the extent such withdrawals do not exceed limitations set by the IRC for deductible amounts paid during the taxable year for medical care;

     - payments to alternate payees pursuant to a qualified domestic relations order (does not apply to IRAs);

     - for payment of health insurance if you are unemployed and meet certain requirements;

     -    distributions from IRAs for higher education expenses;

     -    distributions from IRAs for first home purchases;

     - amounts distributed from a Code Section 457(b) plan other than amounts representing rollovers from an IRA or employer sponsored plan to which the 10% penalty would otherwise apply; and

     - The Pension Protection Act of 2006 created other distribution events and exemptions from the 10% early withdrawal penalty tax. These include payments to certain reservists called up for active duty after September 11, 2001 and payments up to $3,000 per year for health, life and accident insurance by certain retired public safety officers, which are federal income tax-free.

The Code generally requires the Company (or, in some cases, a plan administrator) to withhold federal tax on the taxable portion of any distribution or withdrawal from a contract, subject in certain instances to the payee's right to elect out of withholding or to elect a different rate of withholding. For "eligible rollover distributions" from contracts issued under certain types of qualified plans, not including IRAs, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" or transferred to another eligible plan in a direct "trustee-to- trustee" transfer. This requirement is mandatory and cannot be waived by the owner. Withholding on other types of distributions, including distributions from IRAs can be waived. An "eligible rollover distribution" is the taxable portion of any amount received by a covered employee from a traditional IRA or retirement plan qualified under Sections 401 or 403 or, if from a plan of a governmental employer, under Section 457(b) of the Code, or from a tax-sheltered annuity qualified under Section 403(b) of the Code other than (1) substantially equal periodic payments calculated using the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee and his or her designated Beneficiary, or for a specified period of ten years or more; (2) financial hardship withdrawals; and (3) minimum distributions required to be made under the Code (4) distribution of contributions to a Qualified contract which were made in excess of the applicable contribution limit. Failure to "roll over" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a federal penalty tax on premature withdrawals, described later in this section. Only (1) the participant, or, (2) in the case of the participant's death, the participant's surviving spouse, or (3) in the case of a domestic relations order, the participant's spouse or ex-spouse may roll over a distribution into a plan of the participant's own. An exception to this rule is that a non-spousal beneficiary may, subject to plan provisions, roll inherited funds from an eligible retirement plan into an Inherited IRA. An Inherited IRA is an IRA created for the sole purpose of receiving funds inherited by non-spousal beneficiaries of eligible retirement plans. The distribution must be transferred to the Inherited IRA in a direct "trustee-to-trustee" transfer. Inherited IRAs must meet the distribution requirements relating to IRAs inherited by non-spousal beneficiaries under Code sections 408(a)(6) and (b)(3) and 401(a)(9).

Beginning in 2008, subject to federal income limitations, funds in a Qualified contract may be rolled directly over to a Roth IRA. Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

The Small Business Jobs Act of 2010 subsequently added the ability for "in-Plan" rollovers of eligible rollover distribution from pre-tax accounts to a designated Roth account in certain employer-sponsored plans which otherwise include or permit designated Roth accounts.

DIVERSIFICATION - SEPARATE ACCOUNT INVESTMENTS

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of Non-Qualified variable annuity contracts. These requirements generally do not apply to Qualified contracts, which are considered "Pension Plan Contracts" for purposes of these Code requirements. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of any payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts, such as your contract, meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued regulations which establish diversification requirements for the investment portfolios underlying variable contracts such as the contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations an investment portfolio will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

NON-NATURAL OWNERS

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person such as a corporation or certain other entities. Such Contracts generally will not be accorded tax-deferred status. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person or to Contracts held by qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

MULTIPLE CONTRACTS

The Code provides that multiple Non-Qualified annuity contracts which are issued within a calendar year to the same contract owner by one company are treated as one annuity contract for purposes of determining the federal tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. (However, they may be treated as issued on the issue date of the contract being exchanged, for certain purposes, including for determining whether the contract is an immediate annuity contract.) Owners should consult a tax adviser prior to purchasing more than one Non-Qualified annuity contract from the same issuer in any calendar year.

TAX TREATMENT OF ASSIGNMENTS OF QUALIFIED CONTRACTS

Generally, a Qualified contract, including an IRA, may not be assigned or pledged. One exception to this rule is if the assignment is part of a permitted loan program under an employer-sponsored plan (other than a plan funded with IRAs) or pursuant to a domestic relations order meeting the requirements of the plan or arrangement under which the contract is issued (for many plans, a Qualified Domestic Relations Order, or QDRO), or, in the case of an IRA, pursuant to a decree of divorce or separation maintenance or a written instrument incident to such decree.

TAX TREATMENT OF GIFTING, ASSIGNING OR TRANSFERRING OWNERSHIP OF A NON-QUALIFIED CONTRACT

Under IRC Section 72(e), if you transfer ownership of your Non-Qualified Contract to a person other than your spouse (or former spouse if incident to divorce) for less than adequate consideration you will be taxed on the earnings above the purchase payments at the time of transfer. If you transfer ownership of your Non-Qualified Contract and receive payment less than the Contract's value, you will also be liable for the tax on the Contract's value above your purchase payments not previously withdrawn.

The new Contract owner's purchase payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.

FEDERAL WITHDRAWAL RESTRICTIONS FROM QUALIFIED CONTRACTS

The IRC limits the withdrawal of Purchase Payments from certain Tax-Sheltered Annuities (TSAs) and certain other Qualified contracts. Withdrawals generally can only be made when an owner: (1) reaches age 59 1/2 (70 1/2 in the case of Section 457(b) Plans); (2) separates from employment from the employer sponsoring the plan; (3) dies; (4) becomes disabled (as defined in the IRC) (does not apply to section 457(b) plans); or (5) experiences a financial hardship (as defined in the IRC). In the case of hardship, the owner generally can only withdraw Purchase Payments. There are certain exceptions to these restrictions which are generally based upon the type of investment arrangement, the type of contributions, and the date the contributions were made. Transfers of amounts from one Qualified contract to another investment option under the same plan, or to another contract or account of the same plan type or from a qualified plan to a state defined benefit plan to purchase service credits are not considered distributions, and thus are not subject to these withdrawal limitations. Such transfers may, however, be subject to limitations under the annuity contract or Plan. On July 26, 2007, the Department of the Treasury published final 403(b) regulations that are largely effective on January 1, 2009. These comprehensive regulations include several new rules and requirements, such as a requirement that employers maintain their 403(b) plans pursuant to a written plan. The final regulations, subsequent IRS guidance, and the terms of the written plan may impose new restrictions on both new and existing contracts, including restrictions on the availability of loans, distributions, transfers and exchanges, regardless of when a contract was purchased.

Prior to the effective date of the final regulations, provisions applicable to tax-free transfers AND exchanges (both referred to below as "transfers") of 403(b) annuity contracts or custodial accounts became effective September 25, 2007, replacing existing rules under IRS Revenue Ruling 90-24 ("90-24 transfer"). Under these new rules, transfers are available only to the extent permitted under the employer's 403(b) plan once established. Additionally, transfers occurring after September 24, 2007 that did not comply with these new rules could have become taxable on January 1, 2009, or the date of the transfer, whichever is later. If you make a transfer to a contract or custodial account that is not part of the employer's 403(b) plan (other than a transfer to a contract or custodial account in a different plan), and the provider and employer failed to enter into an information sharing agreement by January 1, 2009, the transfer would be considered a "failed" transfer that is subject to tax. Additional guidance issued by the IRS generally permits a failed transfer to be corrected no later than June 30, 2009 by re-transferring to a contract or custodial account that is part of the employer's 403(b) plan or that is subject to an information-sharing agreement with the employer.

In general, certain contracts originally established by a 90-24 transfer prior to September 25, 2007 are exempt (or grandfathered) from some of the requirements of the final regulations; provided that no salary reduction or other contributions have ever been made to the contract, and that no additional transfers are made to made to the contract on or after September 25, 2007. Further, contracts that are not grandfathered were generally required to be part of, and subject to the requirements of an employer's 403(b) plan upon its establishment, but no later than by January 1, 2009.

The new rules in the final regulations generally do not affect a participant's ability to transfer some or all of a 403(b) account to a state-defined benefit plan to purchase service credits, where such a transfer is otherwise consistent with applicable rules and requirements and with the terms of the employer's plan.

You may wish to discuss the new regulations and/or the general information above with your tax advisor.

PARTIAL 1035 EXCHANGES OF NON-QUALIFIED ANNUITIES

Section 1035 of the Code provides that a Non-Qualified annuity contract may be exchanged in a tax-free transaction for another Non-Qualified annuity contract. Historically, it was generally understood that only the exchange of an entire annuity contract, as opposed to a partial exchange, would be respected by the IRS as a tax-free exchange. In 1998, the U.S. Tax Court ruled that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a tax-free exchange. In 1999, the IRS acquiesced in that Tax Court decision, but stated that it would nonetheless continue to challenge partial exchange transactions under certain circumstances. In Notice 2003-51, published on July 9, 2003, the IRS announced that, pending the publication of final regulations, it will consider all the facts and circumstances to determine whether a partial exchange and subsequent withdrawal from, or surrender of, either the surviving annuity contract or the new annuity contract within 24 months of the partial exchange should be treated as an integrated transaction, and thus whether the two contracts should be treated as a single contract to determine the tax treatment of the surrender or withdrawal under Section 72 of the Code. The IRS made this earlier guidance permanent in Revenue Procedure 2008-24, superseding Notice 2003-51, although it shortened the presumption period from 24 months to 12 months. Revenue Procedure 2008-24 provides that a transfer will be treated as a tax-free exchange under Code section 1035 if either (a) no amounts are withdrawn from, or received in surrender of, either of the contracts involved in the exchange during the 12 months beginning on the date on which amounts are treated as received as premiums or other consideration paid for the contract received in exchange (the date of transfer); or (b) the taxpayer demonstrates that one of the conditions described in Code section 72(q) or any similar life event (such as divorce or loss of employment) occurred between the date of the transfer and the date of the withdrawal or surrender. We reserve the right to treat partial transfers as tax-reportable distributions, rather than as partial 1035 exchanges, in recognition of certain questions which remain notwithstanding recent IRS guidance on the subject. Such treatment for tax reporting purposes, however, should not prevent a taxpayer from taking a different position on their return, in accordance with the advice of their tax counsel or other tax consultant, if they believe the requirements of IRC Section 1035 have been satisfied. Owners should seek their own tax advice regarding such transactions and the tax risks associated with subsequent surrenders or withdrawals.

QUALIFIED PLANS

The contracts offered by this prospectus are designed to be available for use under various types of qualified plans. Taxation of owners in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners and Beneficiaries are cautioned that benefits under a qualified plan may be subject to limitations under the IRC and the employer-sponsored plan, in addition to the terms and conditions of the contracts issued pursuant to the plan. The following are general descriptions of the types of qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general information purposes only. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a qualified plan. Contracts issued pursuant to qualified plans include special provisions restricting contract provisions that may otherwise be available and described in this prospectus. Generally, contracts issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain contractual withdrawal penalties and restrictions may apply to surrenders from Qualified contracts.

(a) Plans of Self-Employed Individuals: "H.R. 10 Plans"

Section 401 of the Code permits self-employed individuals to establish qualified plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" Plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees, for federal tax purposes, until distributed from the plan if certain conditions are met. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on these plans, such as: amounts of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(b) Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and not-for-profit organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the contract if certain conditions are met. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. One of these limits, on the amount that the employee may contribute on a voluntary basis, is imposed by the annuity contract as well as by the Code. That limit for 2012 is the lesser of 100% of includible compensation or $17,000. The limit may be increased by up to $3,000 for certain employees with at least fifteen years of full-time equivalent service with an eligible employer, and by an additional $5,500 in 2012 for employees age 50 or older, provided that other applicable requirements are satisfied. Total combined employer and employee contributions for 2012 may not exceed the lesser of $50,000 or 100% of compensation. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an Investment.

(c) Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as a traditional "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. The ability to deduct an IRA contribution to a traditional IRA is subject to limits based upon income levels, retirement plan participation status, and other factors. The maximum IRA (traditional and/or Roth) contribution for 2012 is the lesser of $5,000 or 100% of compensation. Individuals age 50 or older may be able to contribute an additional $1,000 in 2012. IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment. If neither the Owner or the Owner's spouse is covered by an employer retirement plan, the IRA contribution may be fully deductible. If the Owner, or if filing jointly, the Owner or spouse, is covered by an employer retirement plan, the Owner may be entitled to only a partial (reduced) deduction or no deduction at all, depending on adjusted gross income, The rules concerning what constitutes "coverage" are complex and purchasers should consult their tax advisor or Internal Revenue Service Publication 590 for more details. The effect of income on the deduction, is sometimes called the adjusted gross income limitation (AGI limit). A modified AGI at or below a certain threshold level allows a full deduction of contributions regardless of coverage under an employer's plan. If you and your spouse are filing jointly and have a modified AGI in 2012 of less than $92,000, your contribution may be fully deductible; if your income is between $92,000 and $112,000, your contribution may be partially deductible and if your income is $112,000 or more, your contribution may not be deductible. If you are single and your income in 2012 is less than $58,000, your contribution may be fully deductible; if your income is between $58,000 and $68,000, your contribution may be partially deductible and if your income is $68,000 or more, your contribution may not be deductible. If you are married filing separately and you lived with your spouse at anytime during the year, and your income exceeds $10,000, none of your contribution may be deductible. If you and your spouse file jointly, and you are not covered by a plan but your spouse is: if your modified AGI in 2012 is between $173,000 and $183,000, your contribution may be partially deductible.

(d) Roth IRAs

Section 408A of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Contributions to a Roth IRA are not deductible but distributions are tax-free if certain requirements are satisfied. The maximum IRA (traditional and/or Roth) contribution for 2012 is the lesser of $5,000 or 100% of compensation. Individuals age 50 or older may be able to contribute an additional $1,000 in 2012. Unlike traditional IRAs, to which everyone can contribute even if they cannot deduct the full contribution, Roth IRAs have income limitations on who can establish such a contract. Generally, you can make a full or partial contribution to a Roth IRA if you have taxable compensation and your modified adjusted gross income in 2012 is less than:
$173,000 for married filing jointly or qualifying widow(er), $10,000 for married filing separately and you lived with your spouse at any time during the year, and $110,000 for single, head of household, or married filing separately and you did not live with your spouse at any time during the year. All persons may be eligible to convert a distribution from an employer-sponsored plan or from a traditional IRA into a Roth IRA. Conversions or rollovers from qualified plans into Roth IRAs normally require taxes to be paid on any previously untaxed amounts included in the amount converted. If the Contracts are made available for use with Roth IRAs, they may be subject to special requirements imposed by the Internal Revenue Service ("IRS"). Purchasers of the Contracts for this purpose will be provided with such supplementary information as may be required by the IRS or other appropriate agency.

(e) Pension and Profit-Sharing Plans

Section 401(a) of the Code permits certain employers to establish various types of retirement plans, including 401(k) plans, for employees. However, governmental employers may not establish new 401(k) plans. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the plan if certain conditions are met. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; investing and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(f) Deferred Compensation Plans - Section 457(b)

Under Section 457(b) of the Code, governmental and certain other tax-exempt employers may establish, for the benefit of their employees, deferred compensation plans, which may invest in annuity contracts. The Code, as in the case of employer sponsored retirement plans generally establishes limitations and restrictions on eligibility, contributions and distributions. Under these plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan if certain conditions are met. Funds in a non-governmental 457(b) plan remain assets of the employer and are subject to claims by the creditors of the employer. As of January 1, 1999, all 457(b) plans of state and local governments must hold assets and income in a qualifying trust, custodial account, or annuity contract for the exclusive benefit of participants and their Beneficiaries.

ECONOMIC GROWTH AND TAX RELIEF RECONCILIATION ACT OF 2001 AND PENSION PROTECTION ACT OF 2006

For tax years beginning in 2002, the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) expanded the range of eligible tax-free rollover distributions that may be made among qualified plans and increased contribution limits applicable to these plans. The changes made to the IRC by EGTRRA were scheduled to expire on December 31, 2010. The Pension Protection Act of 2006 made permanent those provisions of EGTRRA relating to IRAs and employer sponsored plans.

BROKER-DEALER FIRMS RECEIVING REVENUE SHARING PAYMENTS
--------------------------------------------------------------------------------


The following list includes the names of member firms of the FINRA (or their affiliated broker-dealers) that we believe received a revenue sharing payment of more than $5,000 as of the calendar year ending December 31, 2011, from SunAmerica Annuity and Life Assurance Company and The United States Life Insurance Company in the City of New York, both affiliated companies. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Contract.


BancWest Investment Services, Inc.
CCO Investment Services Corporation
Citigroup Global Markets Inc.
CUSO Financial Services, L.P.
Edward D. Jones & Co., L.P.
Financial Network Investment Corporation
FSC Securities Corp.
Infinex Investments, Inc.
ING Financial Partners, Inc.
Janney Montgomery Scott LLC.
J.J.B. Hilliard, W.L. Lyons, Inc.
James Borello & Co
Lincoln Financial Advisor
Lincoln Financial Securities
LPL Financial Corporation
Morgan Keegan & Company, Inc.
Morgan Stanley & Co., Incorporated
Multi Financial Securities Corp.
NEXT Financial Group, Inc.
Primevest Financial Services, Inc.
Raymond James & Associates
Raymond James Financial
RBC Capital Markets Corporation
Royal Alliance Associates, Inc.
SagePoint Financial, Inc.
Sammons Securities Co. LLC
Securities America, Inc.
UBS Financial Services Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Advisor, LLC
Wescom Financial Services

We will update this list annually; interim arrangements may not be reflected. You are encouraged to review the prospectus for each Underlying Fund for any other compensation arrangements pertaining to the distribution of Underlying Fund shares.

Certain broker dealers with which we have selling agreements are our affiliates. In an effort to promote the sale of our products, affiliated firms may pay their registered representatives additional cash incentives which may include but are not limited to bonus payments, expense payments, health and retirement benefits or the waiver of overhead costs or expenses in connection with the sale of the Contracts, that they would not receive in connection with the sale of contracts issued by unaffiliated companies.

                  MARKETING EXPENSE PAYMENTS TO AMERICAN FUNDS

Pursuant to an agreement between the Company, Capital Research and Management Company and American Funds Distributors, Inc. ("AFD"), the Company will pay to AFD a marketing expense allowance for AFD's marketing assistance equal to 0.16% of Purchase Payments invested in Underlying Funds of American Funds Insurance Series. This expense is not paid directly by contract Owners.

DISTRIBUTION OF CONTRACTS
--------------------------------------------------------------------------------

The contracts are offered through SunAmerica Capital Services, Inc., located at Harborside Financial Center, 3200 Plaza 5, Jersey City, New Jersey 07311. SunAmerica Capital Services, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority. The Company and SunAmerica Capital Services, Inc. are each an indirect, wholly owned subsidiary of American International Group. No underwriting fees are paid in connection with the distribution of the contracts. Contracts are offered on a continuous basis.

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


PricewaterhouseCoopers LLP, located at 1201 Louisiana Street, Suite 2900, Houston, Texas 77002, serves as the independent registered public accounting firm for Variable Annuity Account Five, American General Life Insurance Company ("AGL"), the life companies listed below and American International Group, Inc.

We are required to include additional life companies' financial statements in the Statement of Additional Information to reflect the effect of the Merger.

You may obtain a free copy of these financial statements if you write us at our Annuity Service Center or call us at 1-800-445-7862. The financial statements have also been filed with the SEC and can be obtained through its website at http://www.sec.gov.

The following financial statements are included in the Statement of Additional Information in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting:

     - Audited Financial Statements of Variable Annuity Account Five of SunAmerica Annuity and Life Assurance Company for the year ended April 30, 2012

     - Audited Consolidated Financial Statements of SunAmerica Annuity and Life Assurance Company for the years ended December 31, 2011, 2010 and 2009

     - Audited Statutory Financial Statements of American General Assurance Company for years ended December 31, 2011 and 2010

     - Audited Statutory Financial Statements of American General Life and Accident Insurance Company for the years ended December 31, 2011 and 2010

     - Audited Financial Statements of American General Life Insurance Company of Delaware for the years ended December 31, 2011, 2010 and 2009

     - Audited Statutory Financial Statements of SunAmerica Life Insurance Company for the years ended December 31, 2011 and 2010

     - Audited Consolidated Financial Statements of Western National Life Insurance Company for the years ended December 31, 2011, 2010 and 2009

     - Audited Consolidated Financial Statements of American General Life Insurance Company for the years ended December 31, 2011, 2010 and 2009

     - Audited Statutory Financial Statements of American Home Assurance Company for the years ended December 31, 2011 and 2010

The following financial statements are also included in the Statement of Additional Information:

     - Unaudited Pro Forma Condensed Financial Data of American General Life Insurance Company as of December 31, 2011

The financial statements of the life companies listed above should be considered only as bearing on the ability of the AGL to meet its obligation under the contracts.

You should only consider the statutory financial statements of American Home Assurance Company ("American Home") that we include in the Statement of Additional Information as a bearing on the ability of American Home, as guarantor, to meet its obligations under the guarantee of insurance obligations under contracts issued prior to December 29, 2006, at 4:00 p.m. Eastern Time ("Point of Termination"). Contracts with an issue date after the Point of Termination are not covered by the American Home guarantee.

AMERICAN INTERNATIONAL GROUP, INC. FINANCIAL INFORMATION

On March 30, 2011, American International Group, Inc. and the Company entered into an Unconditional Capital Maintenance Agreement. As a result, the financial statements of American International Group, Inc. are incorporated by reference below. American International Group, Inc. does not underwrite any contracts referenced herein.

The following financial statements are incorporated by reference in the Statement of Additional Information in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting:

     - Consolidated Financial Statements and Financial Statement Schedules of American International Group, Inc.'s Current Report on Form 8-K dated May 4, 2012 and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting)

     - American International Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011

The following financial statements are also incorporated by reference in the Statement of Additional Information in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting:

     - Consolidated Financial Statements of AIA Group Limited incorporated by reference to American International Group, Inc.'s Amendment No. 1 on Form 10-K/A to its Annual Report on Form 10-K for the year ended December 31, 2011

                         VARIABLE ANNUITY ACCOUNT FIVE

                                       OF

                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                              FINANCIAL STATEMENTS

                            APRIL 30, 2012 AND 2011

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                              FINANCIAL STATEMENTS
                            APRIL 30, 2012 AND 2011

                                    CONTENTS

Report of Independent Registered Public Accounting Firm                                  1
Statements of Assets and Liabilities, April 30, 2012                                     2
Schedules of Portfolio Investments, April 30, 2012                                      13
Statements of Operations, for the year ended April 30, 2012                             14
Statements of Changes in Net Assets, for the year ended April 30, 2012                  20
Statements of Changes in Net Assets, for the year ended April 30, 2011                  26
Notes to Financial Statements                                                           33

[GRAPHIC]

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of SunAmerica Annuity and Life Assurance Company and the Contractholders of its separate account, Variable Annuity Account Five

In our opinion, the accompanying statements of assets and liabilities, including the schedules of portfolio investments, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the Variable Accounts constituting Variable Annuity Account Five (the "Separate Account"), a separate account of SunAmerica Annuity and Life Assurance Company, at April 30, 2012, the results of their operations for the year then ended and the changes in each of their net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Separate Account's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at April 30, 2012 by correspondence with the custodians and transfer agents, provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Los Angeles, California
August  27,  2012

PricewaterhouseCoopers LLP, 350 South Grand Avenue, Los Angeles, CA 90071
T: (213) 356 6000, F: (813) 637 4444, www.pwc.com/us

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                                 APRIL 30, 2012

                                                                                                                      Diversified
                                               Balanced     Conservative                   Moderate        Cash          Fixed
                                                Growth         Growth         Growth        Growth      Management      Income
                                               Strategy       Strategy       Strategy      Strategy     Portfolio      Portfolio
                                              (Class 1)      (Class 1)      (Class 1)     (Class 1)     (Class 1)      (Class 1)
                                             -----------   -------------   -----------   -----------   -----------   ------------
Assets:
 Investments in Trusts, at net asset value   $23,163,549   $  20,434,106   $25,497,869   $27,870,952   $ 1,891,668   $  6,105,674
Liabilities:                                           -               -             -             -             -              -
                                             -----------   -------------   -----------   -----------   -----------   ------------
Net assets:                                  $23,163,549   $  20,434,106   $25,497,869   $27,870,952   $ 1,891,668   $  6,105,674
                                             ===========   =============   ===========   ===========   ===========   ============
 Accumulation units                          $22,857,322   $  20,408,204   $25,477,372   $27,737,137   $ 1,891,668   $  6,080,238
 Contracts in payout (annuitization) period      306,227          25,902        20,497       133,815             -         25,436
                                             -----------   -------------   -----------   -----------   -----------   ------------
  Total net assets                           $23,163,549   $  20,434,106   $25,497,869   $27,870,952   $ 1,891,668   $  6,105,674
                                             ===========   =============   ===========   ===========   ===========   ============
Accumulation units outstanding                 1,100,362         992,206     1,148,927     1,289,625       175,501        391,639
                                             ===========   =============   ===========   ===========   ===========   ============
                                                Focus      International    Large Cap    Large Cap
                                               Growth         Equity         Growth        Value
                                              Portfolio      Portfolio      Portfolio    Portfolio
                                              (Class 1)      (Class 1)      (Class 1)    (Class 1)
                                             ----------   --------------   ----------   ----------
Assets:
 Investments in Trusts, at net asset value   $1,673,953   $    3,266,745   $4,466,693   $4,701,869
Liabilities:                                          -                -            -            -
                                             ----------   --------------   ----------   ----------
Net assets:                                  $1,673,953   $    3,266,745   $4,466,693   $4,701,869
                                             ==========   ==============   ==========   ==========
 Accumulation units                          $1,673,953   $    3,250,676   $4,462,843   $4,680,705
 Contracts in payout (annuitization) period           -           16,069        3,850       21,164
                                             ----------   --------------   ----------   ----------
  Total net assets                           $1,673,953   $    3,266,745   $4,466,693   $4,701,869
                                             ==========   ==============   ==========   ==========
Accumulation units outstanding                  167,912          343,572      397,835      299,567
                                             ==========   ==============   ==========   ==========

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                                 APRIL 30, 2012
                                  (continued)

                                               Mid Cap      Mid Cap                   Balanced      Conservative
                                               Growth        Value      Small Cap      Growth          Growth         Growth
                                              Portfolio    Portfolio    Portfolio     Strategy        Strategy       Strategy
                                              (Class 1)    (Class 1)    (Class 1)     (Class 2)      (Class 2)      (Class 2)
                                             ----------   ----------   ----------   ------------   -------------   -----------
Assets:
 Investments in Trusts, at net asset value   $4,465,868   $3,669,683   $2,192,398   $100,421,278   $  78,704,438   $53,720,948
Liabilities:                                          -            -            -              -               -             -
                                             ----------   ----------   ----------   ------------   -------------   -----------
Net assets:                                  $4,465,868   $3,669,683   $2,192,398   $100,421,278   $  78,704,438   $53,720,948
                                             ==========   ==========   ==========   ============   =============   ===========
 Accumulation units                          $4,456,040   $3,649,331   $2,173,386   $100,189,240   $  78,552,094   $53,690,607
 Contracts in payout (annuitization) period       9,828       20,352       19,012        232,038         152,344        30,341
                                             ----------   ----------   ----------   ------------   -------------   -----------
  Total net assets                           $4,465,868   $3,669,683   $2,192,398   $100,421,278   $  78,704,438   $53,720,948
                                             ==========   ==========   ==========   ============   =============   ===========
Accumulation units outstanding                  203,074      143,121      162,480      4,954,484       3,965,069     2,509,594
                                             ==========   ==========   ==========   ============   =============   ===========
                                                                           Diversified
                                               Moderate         Cash          Fixed         Focus
                                                Growth       Management      Income         Growth
                                               Strategy      Portfolio      Portfolio     Portfolio
                                               (Class 2)     (Class 2)      (Class 2)     (Class 2)
                                             ------------   -----------   ------------   -----------
Assets:
 Investments in Trusts, at net asset value   $112,341,502   $19,938,518   $ 58,490,551   $48,297,233
Liabilities:                                            -             -              -             -
                                             ------------   -----------   ------------   -----------
Net assets:                                  $112,341,502   $19,938,518   $ 58,490,551   $48,297,233
                                             ============   ===========   ============   ===========
 Accumulation units                          $112,275,865   $19,917,933   $ 58,401,340   $48,244,716
 Contracts in payout (annuitization) period        65,637        20,585         89,211        52,517
                                             ------------   -----------   ------------   -----------
  Total net assets                           $112,341,502   $19,938,518   $ 58,490,551   $48,297,233
                                             ============   ===========   ============   ===========
Accumulation units outstanding                  5,402,278     1,919,113      3,923,275     5,014,614
                                             ============   ===========   ============   ===========

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                                 APRIL 30, 2012
                                  (continued)

                                                Focus       International    Large Cap     Large Cap      Mid Cap
                                                Value          Equity          Growth        Value         Growth
                                              Portfolio       Portfolio      Portfolio     Portfolio     Portfolio
                                              (Class 2)       (Class 2)      (Class 2)     (Class 2)     (Class 2)
                                             -----------   --------------   -----------   -----------   -----------
Assets:
 Investments in Trusts, at net asset value   $21,106,237   $   34,262,952   $45,444,872   $40,703,391   $31,878,711
Liabilities:                                           -                -             -             -             -
                                             -----------   --------------   -----------   -----------   -----------
Net assets:                                  $21,106,237   $   34,262,952   $45,444,872   $40,703,391   $31,878,711
                                             ===========   ==============   ===========   ===========   ===========
 Accumulation units                          $21,062,960   $   34,212,033   $45,400,315   $40,633,724   $31,813,646
 Contracts in payout (annuitization) period       43,277           50,919        44,557        69,667        65,065
                                             -----------   --------------   -----------   -----------   -----------
  Total net assets                           $21,106,237   $   34,262,952   $45,444,872   $40,703,391   $31,878,711
                                             ===========   ==============   ===========   ===========   ===========
Accumulation units outstanding                 1,295,861        3,724,711     4,180,611     2,705,830     1,500,029
                                             ===========   ==============   ===========   ===========   ===========
                                                                                Balanced
                                                  Mid Cap        Small Cap       Growth       Conservative
                                              Value Portfolio    Portfolio      Strategy     Growth Strategy    Growth Strategy
                                                 (Class 2)       (Class 2)     (Class 3)        (Class 3)          (Class 3)
                                             ----------------   -----------   -----------   ----------------   ----------------
Assets:
 Investments in Trusts, at net asset value   $     36,474,826   $28,642,097   $63,000,384   $     53,879,152   $     65,712,862
Liabilities:                                                -             -             -                  -                  -
                                             ----------------   -----------   -----------   ----------------   ----------------
Net assets:                                  $     36,474,826   $28,642,097   $63,000,384   $     53,879,152   $     65,712,862
                                             ================   ===========   ===========   ================   ================
 Accumulation units                          $     36,333,244   $28,573,213   $63,000,384   $     53,818,183   $     65,706,485
 Contracts in payout (annuitization) period           141,582        68,884             -             60,969              6,377
                                             ----------------   -----------   -----------   ----------------   ----------------
  Total net assets                           $     36,474,826   $28,642,097   $63,000,384   $     53,879,152   $     65,712,862
                                             ================   ===========   ===========   ================   ================
Accumulation units outstanding                      1,497,747     2,197,424     3,115,546          2,708,055          3,068,999
                                             ================   ===========   ===========   ================   ================

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                                 APRIL 30, 2012
                                  (continued)

                                                                                          Allocation
                                               Moderate     Allocation     Allocation      Moderate      Allocation
                                                Growth       Balanced        Growth         Growth        Moderate
                                               Strategy      Portfolio      Portfolio      Portfolio      Portfolio
                                              (Class 3)      (Class 3)      (Class 3)      (Class 3)      (Class 3)
                                             -----------   ------------   ------------   ------------   ------------
Assets:
 Investments in Trusts, at net asset value   $97,675,934   $174,425,206   $100,247,092   $480,596,436   $217,795,693
Liabilities:                                           -              -              -              -              -
                                             -----------   ------------   ------------   ------------   ------------
Net assets:                                  $97,675,934   $174,425,206   $100,247,092   $480,596,436   $217,795,693
                                             ===========   ============   ============   ============   ============
 Accumulation units                          $97,552,847   $174,425,206   $100,236,817   $480,596,436   $217,778,519
 Contracts in payout (annuitization) period      123,087              -         10,275              -         17,174
                                             -----------   ------------   ------------   ------------   ------------
  Total net assets                           $97,675,934   $174,425,206   $100,247,092   $480,596,436   $217,795,693
                                             ===========   ============   ============   ============   ============
Accumulation units outstanding                 4,696,566     14,471,200      8,876,775     41,967,167     18,430,053
                                             ===========   ============   ============   ============   ============
                                                            Diversified
                                                 Cash          Fixed         Focus         Focus       International
                                              Management      Income         Growth        Value          Equity
                                              Portfolio      Portfolio     Portfolio     Portfolio       Portfolio
                                              (Class 3)      (Class 3)     (Class 3)     (Class 3)       (Class 3)
                                             -----------   ------------   -----------   -----------   --------------
Assets:
 Investments in Trusts, at net asset value   $40,669,224   $ 45,714,545   $46,860,329   $19,363,148   $   32,511,807
Liabilities:                                           -              -             -             -                -
                                             -----------   ------------   -----------   -----------   --------------
Net assets:                                  $40,669,224   $ 45,714,545   $46,860,329   $19,363,148   $   32,511,807
                                             ===========   ============   ===========   ===========   ==============
 Accumulation units                          $40,636,770   $ 45,714,545   $46,843,330   $19,358,436   $   32,506,177
 Contracts in payout (annuitization) period       32,454              -        16,999         4,712            5,630
                                             -----------   ------------   -----------   -----------   --------------
  Total net assets                           $40,669,224   $ 45,714,545   $46,860,329   $19,363,148   $   32,511,807
                                             ===========   ============   ===========   ===========   ==============
Accumulation units outstanding                 3,929,672      3,096,563     4,871,618     1,194,208        3,545,304
                                             ===========   ============   ===========   ===========   ==============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                                 APRIL 30, 2012
                                  (continued)

                                              Large Cap     Large Cap      Mid Cap       Mid Cap
                                                Growth        Value         Growth        Value       Real Return    Small Cap
                                              Portfolio     Portfolio     Portfolio     Portfolio      Portfolio     Portfolio
                                              (Class 3)     (Class 3)     (Class 3)     (Class 3)      (Class 3)     (Class 3)
                                             -----------   -----------   -----------   -----------   ------------   -----------
Assets:
 Investments in Trusts, at net asset value   $32,983,305   $27,939,494   $26,482,365   $28,463,669   $ 30,899,180   $22,407,345
Liabilities:                                           -             -             -             -              -             -
                                             -----------   -----------   -----------   -----------   ------------   -----------
Net assets:                                  $32,983,305   $27,939,494   $26,482,365   $28,463,669   $ 30,899,180   $22,407,345
                                             ===========   ===========   ===========   ===========   ============   ===========
 Accumulation units                          $32,983,305   $27,920,586   $26,472,274   $28,456,999   $ 30,897,512   $22,407,345
 Contracts in payout (annuitization) period            -        18,908        10,091         6,670          1,668             -
                                             -----------   -----------   -----------   -----------   ------------   -----------
  Total net assets                           $32,983,305   $27,939,494   $26,482,365   $28,463,669   $ 30,899,180   $22,407,345
                                             ===========   ===========   ===========   ===========   ============   ===========
Accumulation units outstanding                 3,036,580     1,864,175     1,245,343     1,175,408      2,576,433     1,722,016
                                             ===========   ===========   ===========   ===========   ============   ===========
                                                American        American
                                              Funds Global    Funds Growth    American Funds          VIP
                                              Growth SAST         SAST        Growth-Income        Contrafund
                                               Portfolio       Portfolio      SAST Portfolio       Portfolio
                                               (Class 3)       (Class 3)        (Class 3)      (Service Class 2)
                                             -------------   -------------   ---------------   -----------------
Assets:
 Investments in Trusts, at net asset value   $  11,848,654   $   6,281,349   $     8,947,934   $       8,973,348
Liabilities:                                             -               -                 -                   -
                                             -------------   -------------   ---------------   -----------------
Net assets:                                  $  11,848,654   $   6,281,349   $     8,947,934   $       8,973,348
                                             =============   =============   ===============   =================
 Accumulation units                          $  11,848,654   $   6,281,349   $     8,947,934   $       8,973,348
 Contracts in payout (annuitization) period              -               -                 -                   -
                                             -------------   -------------   ---------------   -----------------
  Total net assets                           $  11,848,654   $   6,281,349   $     8,947,934   $       8,973,348
                                             =============   =============   ===============   =================
Accumulation units outstanding                   1,034,490         571,462           884,703             909,940
                                             =============   =============   ===============   =================

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                                 APRIL 30, 2012
                                  (continued)

                                                    VIP            VIP Investment
                                               Equity-Income         Grade Bond         VIP Mid Cap         VIP Overseas
                                                 Portfolio           Portfolio           Portfolio           Portfolio
                                             (Service Class 2)   (Service Class 2)   (Service Class 2)   (Service Class 2)
                                             -----------------   -----------------   -----------------   -----------------
Assets:
 Investments in Trusts, at net asset value   $      10,773,246   $      39,728,047   $      18,105,380   $      10,843,974
Liabilities:                                                 -                   -                   -                   -
                                             -----------------   -----------------   -----------------   -----------------
Net assets:                                  $      10,773,246   $      39,728,047   $      18,105,380   $      10,843,974
                                             =================   =================   =================   =================
 Accumulation units                          $      10,773,246   $      39,728,047   $      18,105,380   $      10,843,974
 Contracts in payout (annuitization) period                  -                   -                   -                   -
                                             -----------------   -----------------   -----------------   -----------------
  Total net assets                           $      10,773,246   $      39,728,047   $      18,105,380   $      10,843,974
                                             =================   =================   =================   =================
Accumulation units outstanding                       1,184,331           3,255,830           1,694,452           1,458,510
                                             =================   =================   =================   =================
                                               T. Rowe Price      T. Rowe Price
                                                 Blue Chip        Equity Income
                                              Growth Portfolio      Portfolio
                                                 (Class II)        (Class II)
                                             ------------------  ---------------
Assets:
 Investments in Trusts, at net asset value   $        5,245,710  $    11,683,720
Liabilities:                                                  -                -
                                             ------------------  ---------------
Net assets:                                  $        5,245,710  $    11,683,720
                                             ==================  ===============
 Accumulation units                          $        5,245,710  $    11,683,720
 Contracts in payout (annuitization) period                   -                -
                                             ------------------  ---------------
  Total net assets                           $        5,245,710  $    11,683,720
                                             ==================  ===============
Accumulation units outstanding                          461,494        1,209,527
                                             ==================  ===============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                                 APRIL 30, 2012
                                  (continued)

                           Contracts With Total         Contracts With Total      Contracts With Total       Contracts With Total
                             Expenses of 1.15%           Expenses of 1.40%         Expenses  of 1.52%        Expenses of  1.55%(1)
                         -------------------------- -------------------------- -------------------------- --------------------------
                         Accumulation Unit value of Accumulation Unit value of Accumulation Unit value of Accumulation Unit value of
                            units     accumulation     units     accumulation     units     accumulation     units     accumulation
Variable Accounts        outstanding      units     outstanding      units     outstanding      units     outstanding      units
------------------------ ------------ ------------- ------------ ------------- ------------ ------------- ------------ -------------
SEASONS SERIES TRUST:
 Balanced Growth
  Strategy (Class 1)                -  $          -   1,084,804  $      21.06        15,558  $      20.73            -  $          -
 Conservative Growth
  Strategy (Class 1)                -             -     970,952         20.60        21,254         20.28            -             -
 Growth Strategy
  (Class 1)                         -             -   1,134,483         22.20        14,444         21.85            -             -
 Moderate Growth
  Strategy (Class 1)                -             -   1,265,735         21.62        23,890         21.28            -             -
 Cash Management
  Portfolio (Class 1)               -             -     175,050         10.78           451         10.59            -             -
 Diversified Fixed
  Income Portfolio
  (Class 1)                         -             -     385,721         15.60         5,918         15.17            -             -
 Focus Growth
  Portfolio (Class 1)               -             -     165,374          9.98         2,538          9.28            -             -
 International Equity
  Portfolio (Class 1)               -             -     322,469          9.55        21,103          8.79            -             -
 Large Cap Growth
  Portfolio (Class 1)               -             -     373,352         11.30        24,483         10.09            -             -
 Large Cap Value
  Portfolio (Class 1)               -             -     286,373         15.73        13,194         14.88            -             -
 Mid Cap Growth
  Portfolio (Class 1)               -             -     194,306         22.08         8,768         20.03            -             -
 Mid Cap Value
  Portfolio (Class 1)               -             -     136,395         25.67         6,726         24.95            -             -
 Small Cap
  Portfolio (Class 1)               -             -     157,769         13.51         4,711         12.83            -             -
 Balanced Growth
  Strategy (Class 2)                -             -   1,354,480         20.69             -             -      420,004         20.36
 Conservative Growth
  Strategy (Class 2)                -             -   1,106,691         20.24             -             -      291,244         20.12
 Growth Strategy
  (Class 2)                         -             -     712,083         21.81             -             -      207,913         21.67
 Moderate Growth
  Strategy (Class 2)                -             -   1,344,340         21.24             -             -      448,031         20.92
 Cash Management
  Portfolio (Class 2)               -             -     405,253         10.60             -             -      446,910         10.46
 Diversified Fixed
  Income Portfolio
  (Class 2)                         -             -     814,030         15.33             -             -      479,612         14.74
 Focus Growth
  Portfolio (Class 2)               -             -   1,588,849          9.81             -             -      387,544          9.70
 Focus Value
  Portfolio (Class 2)               -             -     356,122         16.60             -             -      137,065         16.27
 International Equity
  Portfolio (Class 2)               -             -     647,850          9.39             -             -      766,546          9.26
 Large Cap Growth
  Portfolio (Class 2)               -             -     798,455         11.10             -             -      814,194         10.96
 Large Cap Value
  Portfolio (Class 2)               -             -     530,915         15.47             -             -      504,464         14.89
 Mid Cap Growth
  Portfolio (Class 2)               -             -     315,363         21.70             -             -      158,245         21.49
 Mid Cap Value
  Portfolio (Class 2)               -             -     302,773         25.24             -             -      224,973         23.50
 Small Cap
  Portfolio (Class 2)               -             -     483,014         13.28             -             -      437,759         13.15
 Balanced Growth
  Strategy (Class 3)           32,035         20.81   1,321,711         20.52             -             -            -             -
 Conservative Growth
  Strategy (Class 3)           41,003         20.32   1,319,410         20.06             -             -            -             -
 Growth Strategy
  (Class 3)                   100,233         21.91   1,253,312         21.63             -             -            -             -
 Moderate Growth
  Strategy (Class 3)          111,851         21.36   2,019,640         21.08             -             -            -             -
 Allocation Balanced
  Portfolio (Class 3)         352,294         12.33   4,947,078         12.18             -             -      525,720         12.05
 Allocation Growth
  Portfolio (Class 3)          91,524         11.57   3,090,314         11.40             -             -      828,562         11.28
 Allocation Moderate
  Growth Portfolio
  (Class 3)                   808,291         11.74  11,930,410         11.57             -             -    1,426,556         11.45
 Allocation Moderate
  Portfolio (Class 3)         348,463         12.12   4,990,357         11.96             -             -      773,223         11.83
 Cash Management
  Portfolio (Class 3)          54,267         10.64   1,242,729         10.51             -             -            -             -
 Diversified Fixed
  Income Portfolio
  (Class 3)                    26,532         15.38   1,043,986         15.22             -             -            -             -
 Focus Growth
  Portfolio (Class 3)          77,957          9.87   2,100,761          9.73             -             -            -             -
 Focus Value
  Portfolio (Class 3)           6,320         16.68     524,877         16.46             -             -            -             -
 International Equity
  Portfolio (Class 3)          14,661          9.43   1,327,042          9.31             -             -            -             -
 Large Cap Growth
  Portfolio (Class 3)           1,271         11.12   1,264,183         11.02             -             -            -             -
 Large Cap Value
  Portfolio (Class 3)          17,181         15.55     751,918         15.34             -             -            -             -
 Mid Cap Growth
  Portfolio (Class 3)          12,227         21.83     541,151         21.53             -             -            -             -
 Mid Cap Value
  Portfolio (Class 3)          10,873         25.32     529,928         25.03             -             -            -             -
 Real Return
  Portfolio (Class 3)          15,260         12.33     581,970         12.17             -             -      269,248         12.04
 Small Cap
  Portfolio (Class 3)           6,354         13.33     763,509         13.18             -             -            -             -

SUNAMERICA SERIES
 TRUST (Class 3):
 American Funds Global
  Growth SAST Portfolio        10,299  $      11.70     334,633  $      11.54             -  $          -            -  $          -
 American Funds Growth
  SAST Portfolio                6,286         11.23     179,522         11.07             -             -            -             -
 American Funds Growth
  -Income SAST Portfolio        9,820         10.34     252,457         10.19             -             -            -             -

FIDELITY VARIABLE
 INSURANCE PRODUCTS
 (Service Class 2):
 VIP Contrafund
  Portfolio                     9,277  $      10.02     295,187  $       9.92             -  $          -            -  $          -
 VIP Equity-Income
  Portfolio                    13,187          9.24     355,962          9.15             -             -            -             -
 VIP Investment Grade
  Bond Portfolio               28,508         12.40   1,112,698         12.28             -             -            -             -
 VIP Mid Cap Portfolio         20,983         10.89     562,971         10.74             -             -            -             -
 VIP Overseas Portfolio        20,999          7.55     438,839          7.48             -             -            -             -

T. ROWE PRICE EQUITY
 SERIES, INC. (Class II):
 T. Rowe Price Blue
  Chip Growth Portfolio         3,352  $      11.53     187,581  $      11.43             -  $          -            -  $          -
 T. Rowe Price Equity
  Income Portfolio             16,474          9.84     379,621          9.73             -             -            -             -

(1) Offered in Seasons Triple Elite product.
(2) Offered in Seasons Advisor II, Seasons Select II, Seasons Preferred Solution, and Seasons Elite products.
(3) Offered in Seasons Advisor II product

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                                 APRIL 30, 2012
                                  (continued)

                           Contracts With Total         Contracts With Total      Contracts With Total       Contracts With Total
                             Expenses of 1.55%(2)         Expenses of 1.65%         Expenses  of 1.70%(1)     Expenses of  1.70%(3)
                         -------------------------- -------------------------- -------------------------- --------------------------
                         Accumulation Unit value of Accumulation Unit value of Accumulation Unit value of Accumulation Unit value of
                            units     accumulation     units     accumulation     units     accumulation     units     accumulation
Variable Accounts        outstanding      units     outstanding      units     outstanding      units     outstanding      units
------------------------ ------------ ------------- ------------ ------------- ------------ ------------- ------------ -------------
SEASONS SERIES TRUST:
 Balanced Growth
  Strategy (Class 1)                - $           -            - $           -            - $           -            - $           -
 Conservative Growth
  Strategy (Class 1)                -             -            -             -            -             -            -             -
 Growth Strategy
  (Class 1)                         -             -            -             -            -             -            -             -
 Moderate Growth
  Strategy (Class 1)                -             -            -             -            -             -            -             -
 Cash Management
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 Diversified Fixed
  Income Portfolio
  (Class 1)                         -             -            -             -            -             -            -             -
 Focus Growth
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 International Equity
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 Large Cap Growth
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 Large Cap Value
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 Mid Cap Growth
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 Mid Cap Value
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 Small Cap
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 Balanced Growth
  Strategy (Class 2)                -             -    2,792,871         20.10      268,793         20.03            -             -
 Conservative Growth
  Strategy (Class 2)                -             -    2,240,398         19.66      198,924         19.79            -             -
 Growth Strategy
  (Class 2)                         -             -    1,427,700         21.19      126,162         21.33            -             -
 Moderate Growth
  Strategy (Class 2)                -             -    3,152,829         20.64      323,342         20.56            -             -
 Cash Management
  Portfolio (Class 2)               -             -      733,329         10.30      284,189         10.28            -             -
 Diversified Fixed
  Income Portfolio
  (Class 2)                         -             -    2,054,204         14.90      495,158         14.54            -             -
 Focus Growth
  Portfolio (Class 2)               -             -    2,567,224          9.53      389,374          9.55            -             -
 Focus Value
  Portfolio (Class 2)               -             -      654,039         16.17      120,102         16.18            -             -
 International Equity
  Portfolio (Class 2)               -             -    1,739,739          9.14      450,532          9.12            -             -
 Large Cap Growth
  Portfolio (Class 2)               -             -    2,069,398         10.78      384,229         10.80            -             -
 Large Cap Value
  Portfolio (Class 2)               -             -    1,418,912         15.03      184,487         14.66            -             -
 Mid Cap Growth
  Portfolio (Class 2)               -             -      847,795         21.09      132,461         21.15            -             -
 Mid Cap Value
  Portfolio (Class 2)               -             -      813,424         24.52      119,641         23.14            -             -
 Small Cap
  Portfolio (Class 2)               -             -      966,122         12.91      235,220         12.96            -             -
 Balanced Growth
  Strategy (Class 3)          845,342         20.18      554,358         19.93            -             -       19,022         19.88
 Conservative Growth
  Strategy (Class 3)          756,832         19.97      267,587         19.51            -             -       48,273         19.66
 Growth Strategy
  (Class 3)                   900,893         21.48      342,899         21.04            -             -       50,574         21.17
 Moderate Growth
  Strategy (Class 3)        1,226,380         20.75      859,450         20.48            -             -       18,929         20.42
 Allocation Balanced
  Portfolio (Class 3)       5,506,194         12.05      329,833         11.96      499,700         11.92       77,877         11.92
 Allocation Growth
  Portfolio (Class 3)       2,957,506         11.28       82,624         11.20      727,308         11.16      125,608         11.16
 Allocation Moderate
  Growth Portfolio
  (Class 3)                18,310,704         11.45    1,220,336         11.37    1,260,002         11.33       58,227         11.33
 Allocation Moderate
  Portfolio (Class 3)       7,285,521         11.83      633,969         11.74    1,015,289         11.70       13,366         11.70
 Cash Management
  Portfolio (Class 3)       1,970,623         10.33      148,466         10.21            -             -       13,861         10.21
 Diversified Fixed
  Income Portfolio
  (Class 3)                   979,982         14.59      281,866         14.78            -             -      258,094         14.39
 Focus Growth
  Portfolio (Class 3)       1,395,678          9.63      749,607          9.46            -             -       17,009          9.47
 Focus Value
  Portfolio (Class 3)         364,437         16.13      156,786         16.02            -             -        8,151         15.84
 International Equity
  Portfolio (Class 3)       1,266,191          9.15      231,757          9.06            -             -       46,709          9.06
 Large Cap Growth
  Portfolio (Class 3)         870,550         10.87      347,885         10.70            -             -       70,941         10.72
 Large Cap Value
  Portfolio (Class 3)         629,238         14.78      180,905         14.91            -             -       38,345         14.52
 Mid Cap Growth
  Portfolio (Class 3)         333,960         21.31      150,011         20.92            -             -       24,201         20.95
 Mid Cap Value
  Portfolio (Class 3)         339,225         23.29      127,014         24.32            -             -       15,610         22.86
 Real Return
  Portfolio (Class 3)         639,494         12.04       77,119         11.94      282,673         11.90      310,154         11.91
 Small Cap
  Portfolio (Class 3)         454,436         13.04      217,909         12.80            -             -       27,237         12.81

SUNAMERICA SERIES
 TRUST (Class 3):
 American Funds Global
  Growth SAST Portfolio       434,407 $       11.45       84,772 $       11.37            - $           -            - $           -
 American Funds Growth
  SAST Portfolio              270,531         10.98       39,469         10.92            -             -            -             -
 American Funds Growth
  -Income SAST Portfolio      415,577         10.11       73,197         10.06            -             -            -             -

FIDELITY VARIABLE
 INSURANCE PRODUCTS
 (Service Class 2):
 VIP Contrafund
  Portfolio                   405,910 $        9.85       65,136 $        9.81            - $           -            - $           -
 VIP Equity-Income
  Portfolio                   545,347          9.09       57,746          9.06            -             -            -             -
 VIP Investment Grade
  Bond Portfolio            1,459,129         12.19      162,179         12.15            -             -            -             -
 VIP Mid Cap Portfolio        741,533         10.68      103,686         10.64            -             -            -             -
 VIP Overseas Portfolio       683,463          7.43       65,063          7.40            -             -            -             -

T. ROWE PRICE EQUITY
 SERIES, INC. (Class II):
 T. Rowe Price Blue
  Chip Growth Portfolio       165,677 $       11.35       49,277 $       11.32            - $           -            - $           -
 T. Rowe Price Equity
  Income Portfolio            525,430          9.64       80,574          9.62            -             -            -             -

(1) Offered in Seasons Triple Elite product.
(2) Offered in Seasons Advisor II, Seasons Select II, Seasons Preferred Solution, and Seasons Elite products.
(3) Offered in Seasons Advisor II product.

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                                 APRIL 30, 2012
                                  (continued)

                           Contracts With Total         Contracts With Total      Contracts With Total       Contracts With Total
                             Expenses of 1.75%            Expenses of 1.80%        Expenses  of 1.85%          Expenses of  1.90%
                         -------------------------- -------------------------- -------------------------- --------------------------
                         Accumulation Unit value of Accumulation Unit value of Accumulation Unit value of Accumulation Unit value of
                            units     accumulation     units     accumulation     units     accumulation     units     accumulation
Variable Accounts        outstanding      units     outstanding      units     outstanding      units     outstanding      units
------------------------ ------------ ------------- ------------ ------------- ------------ ------------- ------------ -------------
SEASONS SERIES TRUST:
 Balanced Growth
  Strategy (Class 1)                - $           -            - $           -            - $           -            - $           -
 Conservative Growth
  Strategy (Class 1)                -             -            -             -            -             -            -             -
 Growth Strategy
  (Class 1)                         -             -            -             -            -             -            -             -
 Moderate Growth
  Strategy (Class 1)                -             -            -             -            -             -            -             -
 Cash Management
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 Diversified Fixed
  Income Portfolio
  (Class 1)                         -             -            -             -            -             -            -             -
 Focus Growth
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 International Equity
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 Large Cap Growth
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 Large Cap Value
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 Mid Cap Growth
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 Mid Cap Value
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 Small Cap
  Portfolio (Class 1)               -             -            -             -            -             -            -             -
 Balanced Growth
  Strategy (Class 2)                -             -            -             -            -             -            -             -
 Conservative Growth
  Strategy (Class 2)                -             -            -             -            -             -            -             -
 Growth Strategy
  (Class 2)                         -             -            -             -            -             -            -             -
 Moderate Growth
  Strategy (Class 2)                -             -            -             -            -             -            -             -
 Cash Management
  Portfolio (Class 2)               -             -            -             -            -             -            -             -
 Diversified Fixed
  Income Portfolio
  (Class 2)                         -             -            -             -            -             -            -             -
 Focus Growth
  Portfolio (Class 2)               -             -            -             -            -             -            -             -
 Focus Value
  Portfolio (Class 2)               -             -            -             -            -             -            -             -
 International Equity
  Portfolio (Class 2)               -             -            -             -            -             -            -             -
 Large Cap Growth
  Portfolio (Class 2)               -             -            -             -            -             -            -             -
 Large Cap Value
  Portfolio (Class 2)               -             -            -             -            -             -            -             -
 Mid Cap Growth
  Portfolio (Class 2)               -             -            -             -            -             -            -             -
 Mid Cap Value
  Portfolio (Class 2)               -             -            -             -            -             -            -             -
 Small Cap
  Portfolio (Class 2)               -             -            -             -            -             -            -             -
 Balanced Growth
  Strategy (Class 3)          140,588         19.64      135,302         19.72        3,473         19.76        3,988         19.81
 Conservative Growth
  Strategy (Class 3)           80,836         19.44      126,907         19.28        1,493         19.27        4,072         19.43
 Growth Strategy
  (Class 3)                   187,058         20.93      193,511         20.77          457         20.79        4,551         20.93
 Moderate Growth
  Strategy (Class 3)          195,764         20.12      213,688         20.27        2,123         20.26        4,691         20.33
 Allocation Balanced
  Portfolio (Class 3)       1,123,591         11.83      483,981         11.83       43,853         11.88       98,046         11.87
 Allocation Growth
  Portfolio (Class 3)         285,479         11.11      529,389         11.08            9         11.09        1,758         11.10
 Allocation Moderate
  Growth Portfolio
  (Class 3)                 4,899,443         11.28    1,133,786         11.24       70,210         11.28      370,750         11.27
 Allocation Moderate
  Portfolio (Class 3)       2,188,359         11.63      585,867         11.62      118,920         11.65      119,765         11.64
 Cash Management
  Portfolio (Class 3)         223,595         10.08       99,459         10.11       39,671         10.10       62,785         10.11
 Diversified Fixed
  Income Portfolio
  (Class 3)                   213,373         14.17      201,854         14.59           29         14.49          315         14.87
 Focus Growth
  Portfolio (Class 3)         245,024          9.35      247,011          9.36        7,680          9.37           26          9.52
 Focus Value
  Portfolio (Class 3)          77,682         15.67       45,269         15.81            8         15.65            4         16.22
 International Equity
  Portfolio (Class 3)         403,981          8.99      220,373          8.95        3,146          8.98            6          9.16
 Large Cap Growth
  Portfolio (Class 3)         236,070         10.62      218,957         10.58           33         10.51           13         10.67
 Large Cap Value
  Portfolio (Class 3)          79,619         14.37      134,723         14.75           14         14.77            4         15.11
 Mid Cap Growth
  Portfolio (Class 3)          61,131         20.75      114,227         20.69          890         20.73            4         21.18
 Mid Cap Value
  Portfolio (Class 3)          47,863         22.61       90,375         24.06          731         24.08            3         24.60
 Real Return
  Portfolio (Class 3)         194,721         11.79       97,685         11.82          136         11.75            5         11.93
 Small Cap
  Portfolio (Class 3)         114,966         12.67      122,199         12.66           25         12.56            6         12.99

SUNAMERICA SERIES
 TRUST (Class 3):
 American Funds Global
  Growth SAST Portfolio       101,962 $       11.36       44,926 $       11.28        4,111 $       11.29       13,694 $       11.23
 American Funds Growth
  SAST Portfolio               51,277         10.88       13,349         10.83        1,637         10.82        5,737         10.79
 American Funds Growth
  -Income SAST Portfolio       86,022         10.03       27,711          9.96        2,954          9.98        9,731          9.94

FIDELITY VARIABLE
 INSURANCE PRODUCTS
 (Service Class 2):
 VIP Contrafund
  Portfolio                    73,541 $        9.77       43,906 $        9.77        2,561 $        9.74        9,220 $        9.74
 VIP Equity-Income
  Portfolio                   131,746          9.02       43,271          9.02        6,454          8.99       20,907          8.99
 VIP Investment Grade
  Bond Portfolio              288,046         12.10      133,974         12.10       15,680         12.05       35,253         12.04
 VIP Mid Cap Portfolio        164,725         10.59       48,369         10.59        9,217         10.56       29,250         10.53
 VIP Overseas Portfolio       159,425          7.37       45,134          7.37        7,267          7.35       26,278          7.34

T. ROWE PRICE EQUITY
 SERIES, INC. (Class II):
 T. Rowe Price Blue
  Chip Growth Portfolio        32,352 $       11.27       15,573 $       11.24        1,069 $       11.22        4,232 $       11.21
 T. Rowe Price Equity
  Income Portfolio            129,496          9.58       40,913          9.58        6,156          9.56       20,190          9.56

(1) Offered in Seasons Triple Elite product.
(2) Offered in Seasons Advisor II, Seasons Select II, Seasons Preferred Solution, and Seasons Elite products.
(3) Offered in Seasons Advisor II product.

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                                 APRIL 30, 2012
                                  (continued)

                           Contracts With Total         Contracts With Total      Contracts With Total       Contracts With Total
                           Expenses of 1.95%(1)         Expenses of 1.95%(3)       Expenses  of 2.00%         Expenses of  2.05%
                         -------------------------- -------------------------- -------------------------- --------------------------
                         Accumulation Unit value of Accumulation Unit value of Accumulation Unit value of Accumulation Unit value of
                            units     accumulation     units     accumulation     units     accumulation     units     accumulation
Variable Accounts        outstanding      units     outstanding      units     outstanding      units     outstanding      units
------------------------ ------------ ------------- ------------ ------------- ------------ ------------- ------------ -------------
SEASONS SERIES TRUST:
 Balanced Growth
  Strategy (Class 1)                - $           -            - $           -            - $            -           - $           -
 Conservative Growth
  Strategy (Class 1)                -             -            -             -            -              -           -             -
 Growth Strategy
  (Class 1)                         -             -            -             -            -              -           -             -
 Moderate Growth
  Strategy (Class 1)                -             -            -             -            -              -           -             -
 Cash Management
  Portfolio (Class 1)               -             -            -             -            -              -           -             -
 Diversified Fixed
  Income Portfolio
  (Class 1)                         -             -            -             -            -              -           -             -
 Focus Growth
  Portfolio (Class 1)               -             -            -             -            -              -           -             -
 International Equity
  Portfolio (Class 1)               -             -            -             -            -              -           -             -
 Large Cap Growth
  Portfolio (Class 1)               -             -            -             -            -              -           -             -
 Large Cap Value
  Portfolio (Class 1)               -             -            -             -            -              -           -             -
 Mid Cap Growth
  Portfolio (Class 1)               -             -            -             -            -              -           -             -
 Mid Cap Value
  Portfolio (Class 1)               -             -            -             -            -              -           -             -
 Small Cap
  Portfolio (Class 1)               -             -            -             -            -              -           -             -
 Balanced Growth
  Strategy (Class 2)          118,336         19.59            -             -            -              -           -             -
 Conservative Growth
  Strategy (Class 2)          127,812         19.31            -             -            -              -           -             -
 Growth Strategy
  (Class 2)                    35,736         20.78            -             -            -              -           -             -
 Moderate Growth
  Strategy (Class 2)          133,736         20.05            -             -            -              -           -             -
 Cash Management
  Portfolio (Class 2)          49,432         10.03            -             -            -              -           -             -
 Diversified Fixed
  Income Portfolio
  (Class 2)                    80,271         14.13            -             -            -              -           -             -
 Focus Growth
  Portfolio (Class 2)          81,623          9.29            -             -            -              -           -             -
 Focus Value
  Portfolio (Class 2)          28,533         15.59            -             -            -              -           -             -
 International Equity
  Portfolio (Class 2)         120,044          8.92            -             -            -              -           -             -
 Large Cap Growth
  Portfolio (Class 2)         114,335         10.50            -             -            -              -           -             -
 Large Cap Value
  Portfolio (Class 2)          67,052         14.25            -             -            -              -           -             -
 Mid Cap Growth
  Portfolio (Class 2)          46,165         20.64            -             -            -              -           -             -
 Mid Cap Value
  Portfolio (Class 2)          36,936         22.53            -             -            -              -           -             -
 Small Cap
  Portfolio (Class 2)          75,309         12.60            -             -            -              -           -             -
 Balanced Growth
  Strategy (Class 3)                -             -       43,927         19.23       15,773          19.33          13         19.31
 Conservative Growth
  Strategy (Class 3)                -             -       43,689         18.84       17,932          19.08           7         18.19
 Growth Strategy
  (Class 3)                         -             -        9,296         20.19       26,190          20.63          11         20.25
 Moderate Growth
  Strategy (Class 3)                -             -       18,398         19.64       25,627          19.83          11         19.80
 Allocation Balanced
  Portfolio (Class 3)         159,454         11.70      187,479         11.70      106,825          11.64      23,702         11.53
 Allocation Growth
  Portfolio (Class 3)         114,891         10.96        8,520         10.96       29,342          10.95       3,915         10.91
 Allocation Moderate
  Growth Portfolio
  (Class 3)                   272,959         11.12       31,504         11.12      141,819          11.13      32,145         11.04
 Allocation Moderate
  Portfolio (Class 3)         171,463         11.49       17,915         11.49      126,726          11.46       5,771         11.36
 Cash Management
  Portfolio (Class 3)               -             -       25,143          9.97       49,046           9.89           9          9.55
 Diversified Fixed
  Income Portfolio
  (Class 3)                         -             -       84,140         14.06        6,368          13.92           8         13.94
 Focus Growth
  Portfolio (Class 3)               -             -        9,956          9.04       19,312           9.17       1,483          9.09
 Focus Value
  Portfolio (Class 3)               -             -        8,363         15.27        2,283          15.40          12         15.47
 International Equity
  Portfolio (Class 3)               -             -       17,381          8.75       12,052           8.83       1,976          8.78
 Large Cap Growth
  Portfolio (Class 3)               -             -       19,734         10.34        6,853          10.41          31         10.20
 Large Cap Value
  Portfolio (Class 3)               -             -       27,517         14.08        4,676          14.13          14         14.51
 Mid Cap Growth
  Portfolio (Class 3)               -             -        5,389         20.27        2,124          20.43          11         20.34
 Mid Cap Value
  Portfolio (Class 3)               -             -       11,006         22.07        2,757          22.21           9         23.45
 Real Return
  Portfolio (Class 3)          31,741         11.68       68,947         11.69        6,512          11.60         747         11.52
 Small Cap
  Portfolio (Class 3)               -             -        8,377         12.37        5,367          12.45       1,604         12.46

SUNAMERICA SERIES
 TRUST (Class 3):
 American Funds Global
  Growth SAST Portfolio             - $           -            - $           -        4,452 $        11.24          15 $       11.12
 American Funds Growth
  SAST Portfolio                    -             -            -             -        1,838          10.77       1,190         10.66
 American Funds Growth
  -Income SAST Portfolio            -             -            -             -        4,888           9.93       1,292          9.82

FIDELITY VARIABLE
 INSURANCE PRODUCTS
 (Service Class 2):
 VIP Contrafund
  Portfolio                         - $           -            - $           -        2,972 $         9.69       1,291 $        9.67
 VIP Equity-Income
  Portfolio                         -             -            -             -        7,527           8.93          10          9.06
 VIP Investment Grade
  Bond Portfolio                    -             -            -             -       15,087          11.98          10         11.79
 VIP Mid Cap Portfolio              -             -            -             -       10,166          10.49          10          9.99
 VIP Overseas Portfolio             -             -            -             -       10,081           7.30          10          7.40

T. ROWE PRICE EQUITY
 SERIES, INC. (Class II):
 T. Rowe Price Blue
  Chip Growth Portfolio             - $           -            - $           -        1,464 $        11.16          28 $       11.06
 T. Rowe Price Equity
  Income Portfolio                  -             -            -             -        6,847           9.48       1,340          9.45

(1) Offered in Seasons Triple Elite product.
(2) Offered in Seasons Advisor II, Seasons Select II, Seasons Preferred Solution, and Seasons Elite products.
(3) Offered in Seasons Advisor II product.

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF ASSETS AND LIABILITIES
                                 APRIL 30, 2012
                                  (continued)

                                   Contracts With Total          Contracts With Total
                                    Expenses  of 2.20%            Expenses of  2.30%
                               ---------------------------  ----------------------------
                               Accumulation  Unit value of  Accumulation   Unit value of
                                   units     accumulation       units       accumulation
Variable Accounts              outstanding      units        outstanding       units
----------------------------   ------------  -------------  -------------  -------------
SEASONS SERIES TRUST:
 Balanced Growth
  Strategy (Class 1)                      -  $           -              -  $           -
 Conservative Growth
  Strategy (Class 1)                      -              -              -              -
 Growth Strategy
  (Class 1)                               -              -              -              -
 Moderate Growth
  Strategy (Class 1)                      -              -              -              -
 Cash Management
  Portfolio (Class 1)                     -              -              -              -
 Diversified Fixed
  Income Portfolio
  (Class 1)                               -              -              -              -
 Focus Growth
  Portfolio (Class 1)                     -              -              -              -
 International Equity
  Portfolio (Class 1)                     -              -              -              -
 Large Cap Growth
  Portfolio (Class 1)                     -              -              -              -
 Large Cap Value
  Portfolio (Class 1)                     -              -              -              -
 Mid Cap Growth
  Portfolio (Class 1)                     -              -              -              -
 Mid Cap Value
  Portfolio (Class 1)                     -              -              -              -
 Small Cap
  Portfolio (Class 1)                     -              -              -              -
 Balanced Growth
  Strategy (Class 2)                      -              -              -              -
 Conservative Growth
  Strategy (Class 2)                      -              -              -              -
 Growth Strategy
  (Class 2)                               -              -              -              -
 Moderate Growth
  Strategy (Class 2)                      -              -              -              -
 Cash Management
  Portfolio (Class 2)                     -              -              -              -
 Diversified Fixed
  Income Portfolio
  (Class 2)                               -              -              -              -
 Focus Growth
  Portfolio (Class 2)                     -              -              -              -
 Focus Value
  Portfolio (Class 2)                     -              -              -              -
 International Equity
  Portfolio (Class 2)                     -              -              -              -
 Large Cap Growth
  Portfolio (Class 2)                     -              -              -              -
 Large Cap Value
  Portfolio (Class 2)                     -              -              -              -
 Mid Cap Growth
  Portfolio (Class 2)                     -              -              -              -
 Mid Cap Value
  Portfolio (Class 2)                     -              -              -              -
 Small Cap
  Portfolio (Class 2)                     -              -              -              -
 Balanced Growth
  Strategy (Class 3)                      7          18.81              7          19.22
 Conservative Growth
  Strategy (Class 3)                      7          18.54              7          18.86
 Growth Strategy
  (Class 3)                               7          20.13              7          20.34
 Moderate Growth
  Strategy (Class 3)                      7          19.30              7          19.76
 Allocation Balanced
  Portfolio (Class 3)                    11          11.45          5,562          11.72
 Allocation Growth
  Portfolio (Class 3)                    13          10.83             13          10.93
 Allocation Moderate
  Growth Portfolio
  (Class 3)                              12          11.00             13          11.12
 Allocation Moderate
  Portfolio (Class 3)                    12          11.31         35,067          11.49
 Cash Management
  Portfolio (Class 3)                     9           9.54              9           9.78
 Diversified Fixed
  Income Portfolio
  (Class 3)                               8          13.56              8          14.34
 Focus Growth
  Portfolio (Class 3)                    56           9.07             58           9.28
 Focus Value
  Portfolio (Class 3)                     8          15.17              8          15.57
 International Equity
  Portfolio (Class 3)                    14           8.73             15           8.87
 Large Cap Growth
  Portfolio (Class 3)                    29          10.25             30          10.42
 Large Cap Value
  Portfolio (Class 3)                    10          13.96             11          14.61
 Mid Cap Growth
  Portfolio (Class 3)                     8          20.27              9          20.52
 Mid Cap Value
  Portfolio (Class 3)                     7          21.94              7          23.79
 Real Return
  Portfolio (Class 3)                    10          11.38             11          11.71
 Small Cap
  Portfolio (Class 3)                    13          12.34             14          12.56

SUNAMERICA SERIES
 TRUST (Class 3):
 American Funds Global
  Growth SAST Portfolio                  13  $       11.12          1,206  $       11.10
 American Funds Growth
  SAST Portfolio                         14          10.67            612          10.66
 American Funds Growth
  -Income SAST Portfolio                 14           9.82          1,040           9.81

FIDELITY VARIABLE
 INSURANCE PRODUCTS
 (Service Class 2):
 VIP Contrafund
  Portfolio                              16  $        9.50            923  $        9.62
 VIP Equity-Income
  Portfolio                              17           8.75          2,157           8.87
 VIP Investment Grade
  Bond Portfolio                         10          11.72          5,256          11.87
 VIP Mid Cap Portfolio                   15          10.19          3,527          10.39
 VIP Overseas Portfolio                  18           7.16          1,933           7.24

T. ROWE PRICE EQUITY
 SERIES, INC. (Class II):
 T. Rowe Price Blue
  Chip Growth Portfolio                  15  $       11.01            874  $       11.04
 T. Rowe Price Equity
  Income Portfolio                       16           9.28          2,470           9.43


(1) Offered in Seasons Triple Elite product.
(2) Offered in Seasons Advisor II, Seasons Select II,
    Seasons Preferred Solution, and Seasons Elite products.
(3) Offered in Seasons Advisor II product.

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF PORTFOLIO INVESTMENTS
                                 APRIL 30, 2012

                                                                      Net Asset
                                                                       Value       Net Asset
Variable Accounts                                            Shares   Per Share      Value           Cost      Level (Note A)
----------------------------------------------------------  --------- ----------  ------------  -------------- -------------
SEASONS SERIES TRUST:
 Balanced Growth Strategy (Class 1):
  Asset Allocation: Diversified Growth Portfolio (Class 1)    565,006 $    10.23  $  5,781,223 $     4,358,024             1
  Multi-Managed Income/Equity Portfolio (Class 1)             996,428      12.78    12,737,264      11,764,938             1
  Stock Portfolio (Class 1)                                   266,055      17.46     4,645,062       2,746,323             1
                                                                                  ------------  --------------
                                                                                    23,163,549      18,869,285
                                                                                  ------------  --------------
 Conservative Growth Strategy (Class 1)
  Asset Allocation: Diversified Growth Portfolio (Class 1)    497,903      10.23     5,094,616       3,779,936             1
  Multi-Managed Income Portfolio (Class 1)                    971,729      12.63    12,269,650      11,449,009             1
  Stock Portfolio (Class 1)                                   175,831      17.46     3,069,840       1,856,943             1
                                                                                  ------------  --------------
                                                                                    20,434,106      17,085,888
                                                                                  ------------  --------------
 Growth Strategy (Class 1)
  Asset Allocation: Diversified Growth Portfolio (Class 1)    623,968      10.23     6,384,532       5,706,865             1
  Multi-Managed Growth Portfolio (Class 1)                    757,195      16.77    12,700,132      10,728,737             1
  Stock Portfolio (Class 1)                                   367,329      17.46     6,413,205       4,529,409             1
                                                                                  ------------  --------------
                                                                                    25,497,869      20,965,011
                                                                                  ------------  --------------
 Moderate Growth Strategy (Class 1)
  Asset Allocation: Diversified Growth Portfolio (Class 1)    681,286      10.23     6,971,019       5,795,415             1
  Multi-Managed Moderate Growth Portfolio (Class 1)         1,062,851      14.39    15,298,372      13,739,445             1
  Stock Portfolio (Class 1)                                   320,840      17.46     5,601,561       3,496,493             1
                                                                                  ------------  --------------
                                                                                    27,870,952      23,031,353
                                                                                  ------------  --------------
 Cash Management Portfolio (Class 1)                          176,395      10.72     1,891,668       1,901,189             1
 Diversified Fixed Income Portfolio (Class 1)                 506,592      12.05     6,105,674       5,740,632             1
 Focus Growth Portfolio (Class 1)                             162,063      10.33     1,673,953       1,540,765             1
 International Equity Portfolio (Class 1)                     445,025       7.34     3,266,745       2,995,537             1
 Large Cap Growth Portfolio (Class 1)                         406,090      11.00     4,466,693       3,524,656             1
 Large Cap Value Portfolio (Class 1)                          397,031      11.84     4,701,869       4,437,688             1
 Mid Cap Growth Portfolio (Class 1)                           339,467      13.16     4,465,868       2,963,415             1
 Mid Cap Value Portfolio (Class 1)                            257,835      14.23     3,669,683       2,839,042             1
 Small Cap Portfolio (Class 1)                                217,431      10.08     2,192,398       1,798,971             1
 Balanced Growth Strategy (Class 2):
  Asset Allocation: Diversified Growth Portfolio (Class 2)  2,451,730      10.22    25,062,491      17,676,470             1
  Multi-Managed Income/Equity Portfolio (Class 2)           4,328,424      12.76    55,219,783      50,075,973             1
  Stock Portfolio (Class 2)                                 1,165,756      17.28    20,139,004      11,369,378             1
                                                                                  ------------  --------------
                                                                                   100,421,278      79,121,821
                                                                                  ------------  --------------
 Conservative Growth Strategy (Class 2)
  Asset Allocation: Diversified Growth Portfolio (Class 2)  1,919,423      10.22    19,621,051      15,328,107             1
  Multi-Managed Income Portfolio (Class 2)                  3,750,894      12.60    47,258,967      43,986,974             1
  Stock Portfolio (Class 2)                                   684,462      17.28    11,824,420       7,723,890             1
                                                                                  ------------  --------------
                                                                                    78,704,438      67,038,971
                                                                                  ------------  --------------
 Growth Strategy (Class 2)
  Asset Allocation: Diversified Growth Portfolio (Class 2)  1,315,899      10.22    13,451,611      10,782,890             1
  Multi-Managed Growth Portfolio (Class 2)                  1,597,502      16.75    26,757,302      20,448,710             1
  Stock Portfolio (Class 2)                                   782,151      17.28    13,512,035       8,433,087             1
                                                                                  ------------  --------------
                                                                                    53,720,948      39,664,687
                                                                                  ------------  --------------
 Moderate Growth Strategy (Class 2)
  Asset Allocation: Diversified Growth Portfolio (Class 2)  2,748,821      10.22    28,099,465      20,579,409             1
  Multi-Managed Moderate Growth Portfolio (Class 2)         4,292,108      14.37    61,663,076      53,662,843             1
  Stock Portfolio (Class 2)                                 1,306,994      17.28    22,578,961      12,870,839             1
                                                                                  ------------  --------------
                                                                                   112,341,502      87,113,091
                                                                                  ------------  --------------
 Cash Management Portfolio (Class 2)                        1,868,693      10.67    19,938,518      20,007,601             1
 Diversified Fixed Income Portfolio (Class 2)               4,864,212      12.02    58,490,551      54,627,001             1
 Focus Growth Portfolio (Class 2)                           4,764,815      10.14    48,297,233      39,554,775             1
 Focus Value Portfolio (Class 2)                            1,760,682      11.99    21,106,237      20,465,157             1
 International Equity Portfolio (Class 2)                   4,665,544       7.34    34,262,952      32,631,632             1
 Large Cap Growth Portfolio (Class 2)                       4,188,190      10.85    45,444,872      35,174,476             1
 Large Cap Value Portfolio (Class 2)                        3,442,435      11.82    40,703,391      36,344,607             1
 Mid Cap Growth Portfolio (Class 2)                         2,480,346      12.85    31,878,711      20,791,364             1
 Mid Cap Value Portfolio (Class 2)                          2,569,209      14.20    36,474,826      30,215,871             1
 Small Cap Portfolio (Class 2)                              2,893,129       9.90    28,642,097      22,716,102             1
 Balanced Growth Strategy (Class 3):
  Asset Allocation: Diversified Growth Portfolio (Class 3)  1,540,803      10.20    15,722,614      11,611,526             1
  Multi-Managed Income/Equity Portfolio (Class 3)           2,720,415      12.74    34,645,387      31,570,368             1
  Stock Portfolio (Class 3)                                   735,646      17.17    12,632,383       7,614,960             1
                                                                                  ------------  --------------
                                                                                    63,000,384      50,796,854
                                                                                  ------------  --------------
 Conservative Growth Strategy (Class 3)
  Asset Allocation: Diversified Growth Portfolio (Class 3)  1,316,468      10.20    13,433,460      11,794,924             1
  Multi-Managed Income Portfolio (Class 3)                  2,572,541      12.58    32,350,505      31,456,178             1
  Stock Portfolio (Class 3)                                   471,423      17.17     8,095,187       6,296,152             1
                                                                                  ------------  --------------
                                                                                    53,879,152      49,547,254
                                                                                  ------------  --------------
 Growth Strategy (Class 3)
  Asset Allocation: Diversified Growth Portfolio (Class 3)  1,612,536      10.20    16,454,583      13,727,570             1
  Multi-Managed Growth Portfolio (Class 3)                  1,957,714      16.72    32,729,923      27,757,757             1
  Stock Portfolio (Class 3)                                   962,528      17.17    16,528,356      11,104,239             1
                                                                                  ------------  --------------
                                                                                    65,712,862      52,589,566
                                                                                  ------------  --------------
 Moderate Growth Strategy (Class 3)
  Asset Allocation: Diversified Growth Portfolio (Class 3)  2,394,112      10.20    24,429,921      20,369,549             1
  Multi-Managed Moderate Growth Portfolio (Class 3)         3,738,822      14.34    53,614,788      48,752,563             1
  Stock Portfolio (Class 3)                                 1,143,223      17.17    19,631,225      12,854,822             1
                                                                                  ------------  --------------
                                                                                    97,675,934      81,976,934
                                                                                  ------------  --------------
 Allocation Balanced Portfolio (Class 3)                   15,537,351      11.23   174,425,206     153,402,400             1
 Allocation Growth Portfolio (Class 3)                     10,208,618       9.82   100,247,092      98,135,605             1
 Allocation Moderate Growth Portfolio (Class 3)            44,097,307      10.90   480,596,436     453,980,710             1
 Allocation Moderate Portfolio (Class 3)                   20,046,841      10.86   217,795,693     195,194,391             1
 Cash Management Portfolio (Class 3)                        3,824,957      10.63    40,669,224      40,902,987             1
 Diversified Fixed Income Portfolio (Class 3)               3,816,384      11.98    45,714,545      43,157,231             1
 Focus Growth Portfolio (Class 3)                           4,671,818      10.03    46,860,329      40,164,850             1
 Focus Value Portfolio (Class 3)                            1,620,143      11.95    19,363,148      20,609,269             1
 International Equity Portfolio (Class 3)                   4,438,621       7.32    32,511,807      33,416,411             1
 Large Cap Growth Portfolio (Class 3)                       3,060,254      10.78    32,983,305      26,124,070             1
 Large Cap Value Portfolio (Class 3)                        2,366,321      11.81    27,939,494      26,452,225             1
 Mid Cap Growth Portfolio (Class 3)                         2,086,592      12.69    26,482,365      18,833,084             1
 Mid Cap Value Portfolio (Class 3)                          2,008,754      14.17    28,463,669      23,590,207             1
 Real Return Portfolio (Class 3)                            3,001,068      10.30    30,899,180      28,268,598             1
 Small Cap Portfolio (Class 3)                              2,288,364       9.79    22,407,345      17,869,064             1

SUNAMERICA SERIES TRUST (Class 3):
 American Funds Global Growth SAST Portfolio                1,049,711 $    11.29  $ 11,848,654 $    10,152,266             1
 American Funds Growth SAST Portfolio                         589,887      10.65     6,281,349       5,307,943             1
 American Funds Growth-Income SAST Portfolio                  896,476       9.98     8,947,934       7,567,897             1

FIDELITY VARIABLE INSURANCE PRODUCTS (Service Class 2):
 VIP Contrafund Portfolio                                     351,345 $    25.54  $  8,973,348 $     7,549,869             1
 VIP Equity-Income Portfolio                                  547,143      19.69    10,773,246       8,540,629             1
 VIP Investment Grade Bond Portfolio                        3,084,476      12.88    39,728,047      39,010,799             1
 VIP Mid Cap Portfolio                                        564,206      32.09    18,105,380      13,994,876             1
 VIP Overseas Portfolio                                       703,697      15.41    10,843,974       9,866,307             1

T. ROWE PRICE EQUITY SERIES, INC. (Class II):
 T. Rowe Price Blue Chip Growth Portfolio                     395,604 $    13.26  $  5,245,710 $     4,459,936             1
 T. Rowe Price Equity Income Portfolio                        550,340      21.23    11,683,720       9,199,994             1

(A) Represents the level within the fair value hierarchy under which the portfolio is classified as defined in Fair Value Measurements, and described in Note 3 to the Financial Statements.

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2012

                                 Balanced   Conservative               Moderate      Cash      Diversified    Focus
                                  Growth      Growth       Growth       Growth     Management  Fixed Income  Growth
                                 Strategy    Strategy     Strategy     Strategy    Portfolio    Portfolio    Portfolio
                                 (Class 1)   (Class 1)    (Class 1)    (Class 1)   (Class 1)     (Class 1)   (Class 1)
                                ----------  ----------   ----------  ------------- ----------- ------------  ----------
Investment income:
   Dividends                    $  527,432  $  535,118   $  251,649  $     440,398 $         -  $   138,771  $    3,670
                                ----------  ----------   ----------  ------------- ----------- ------------  ----------
Expenses:
  Charges for distribution,
   mortality and expense risk     (320,430)   (283,753)    (357,264)      (403,201)   (26,070)      (75,411)    (39,921)
                                ----------  ----------   ----------  ------------- ----------- ------------  ----------
Net investment income (loss)       207,002     251,365     (105,615)        37,197     (26,070)      63,360     (36,251)
                                ----------  ----------   ----------  ------------- ----------- ------------  ----------
Net realized gains (losses)
 from securities transactions     (486,118)    256,467     (605,048)      (739,457)    (20,173)     174,590     424,771
Realized gain distributions        159,830     287,284            -        580,622           -       55,349     120,837
                                ----------  ----------   ----------  ------------- ----------- ------------  ----------
Net realized gains (losses)       (326,288)    543,751     (605,048)      (158,835)    (20,173)     229,939     545,608
                                ----------  ----------   ----------  ------------- ----------- ------------  ----------
Net unrealized appreciation
 (depreciation) of investments:
  Beginning of period            3,637,591   3,550,514    3,769,036      4,586,654     (22,960)     354,380     802,348
  End of period                  4,294,264   3,348,218    4,532,858      4,839,599      (9,521)     365,042     133,188
                                ----------  ----------   ----------  ------------- ----------- ------------  ----------
Change in net unrealized
 appreciation
 (depreciation) of investments     656,673    (202,296)     763,822        252,945      13,439       10,662    (669,160)
                                ----------  ----------   ----------  ------------- ----------- ------------  ----------
Increase (decrease) in net
 assets from operations         $  537,387  $  592,820   $   53,159  $     131,307 $   (32,804) $   303,961  $ (159,803)
                                ==========  ==========   ==========  ============= =========== ============  ==========
                                International   Large Cap   Large Cap
                                   Equity        Growth       Value
                                   Portfolio     Portfolio   Portfolio
                                   (Class 1)     (Class 1)   (Class 1)
                                -------------  -----------  -----------
Investment income:
   Dividends                     $     54,534  $    21,003  $    71,168
                                -------------  -----------  -----------
Expenses:
  Charges for distribution,
   mortality and expense risk         (51,681)     (64,809)     (67,646)
                                -------------  -----------  -----------
Net investment income (loss)            2,853      (43,806)       3,522
                                -------------  -----------  -----------
Net realized gains (losses)
 from securities transactions        (611,141)     (94,150)    (129,248)
Realized gain distributions                 -            -            -
                                -------------  -----------  -----------
Net realized gains (losses)          (611,141)     (94,150)   (129,248)
                                -------------  -----------  -----------
Net unrealized appreciation
 (depreciation) of investments:
  Beginning of period                 304,647      677,163      321,135
  End of period                       271,208      942,037      264,181
                                -------------  -----------  -----------
Change in net unrealized
 appreciation
 (depreciation) of investments        (33,439)     264,874      (56,954)
                                -------------  -----------  -----------
Increase (decrease) in net
 assets from operations          $   (641,727) $   126,918  $  (182,680)
                                 ============  ===========  ===========

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2012
                                  (continued)

                                                         Mid Cap     Mid Cap                 Balanced    Conservative
                                                         Growth       Value     Small Cap     Growth        Growth        Growth
                                                        Portfolio   Portfolio   Portfolio    Strategy      Strategy      Strategy
                                                        (Class 1)   (Class 1)   (Class 1)   (Class 2)     (Class 2)     (Class 2)
                                                       ----------  ----------  ----------  -----------  -------------  -----------
Investment income:
 Dividends                                             $        -  $   22,679  $        -  $ 2,197,711  $   1,991,682  $   468,829
                                                       ----------  ----------  ----------  -----------  -------------  -----------
Expenses:
 Charges for distribution, mortality and expense risk     (78,214)    (55,040)    (32,802)  (1,613,455)    (1,248,473)    (861,187)
                                                       ----------  ----------  ----------  -----------  -------------  -----------
Net investment income (loss)                              (78,214)    (32,361)    (32,802)     584,256        743,209     (392,358)
                                                       ----------  ----------  ----------  -----------  -------------  -----------
Net realized gains (losses) from securities
 transactions                                            (254,122)   (518,452)    (61,550)    (481,197)     3,484,974     (366,648)
Realized gain distributions                                     -           -           -      710,707      1,134,753            -
                                                       ----------  ----------  ----------  -----------  -------------  -----------
Net realized gains (losses)                              (254,122)   (518,452)    (61,550)     229,510      4,619,727     (366,648)
                                                       ----------  ----------  ----------  -----------  -------------  -----------
Net unrealized appreciation (depreciation) of
 investments:
 Beginning of period                                    1,507,533     597,981     504,924   20,153,774     14,833,808   13,355,754
 End of period                                          1,502,453     830,641     393,427   21,299,457     11,665,467   14,056,261
                                                       ----------  ----------  ----------  -----------  -------------  -----------
Change in net unrealized appreciation
 (depreciation) of investments                             (5,080)    232,660    (111,497)   1,145,683     (3,168,341)     700,507
                                                       ----------  ----------  ----------  -----------  -------------  -----------
Increase (decrease) in net assets from operations      $ (337,416) $ (318,153) $ (205,849) $ 1,959,449  $   2,194,595  $   (58,499)
                                                       ==========  ==========  ==========  ===========  =============  ===========
                                                              Moderate       Cash      Diversified      Focus
                                                               Growth     Management   Fixed Income     Growth
                                                              Strategy    Portfolio     Portfolio     Portfolio
                                                             (Class 2)    (Class 2)     (Class 2)     (Class 2)
                                                            -----------  -----------  -------------  -----------
Investment income:
 Dividends                                                  $ 1,598,763  $         -  $   1,517,147  $    44,036
                                                            -----------  -----------  -------------  -----------
Expenses:
 Charges for distribution, mortality and expense risk        (1,833,792)    (373,851)      (980,890)    (787,537)
                                                            -----------  -----------  -------------  -----------
Net investment income (loss)                                   (235,029)    (373,851)       536,257     (743,501)
                                                            -----------  -----------  -------------  -----------
Net realized gains (losses) from securities transactions         (7,148)    (109,271)     1,651,924    2,604,967
Realized gain distributions                                   2,337,029            -        640,581    2,195,199
                                                            -----------  -----------  -------------  -----------
Net realized gains (losses)                                   2,329,881     (109,271)     2,292,505    4,800,166
                                                            -----------  -----------  -------------  -----------
Net unrealized appreciation (depreciation) of investments:
 Beginning of period                                         27,189,434      (56,764)     3,476,424   15,886,690
 End of period                                               25,228,411      (69,083)     3,863,550    8,742,458
                                                            -----------  -----------  -------------  -----------
Change in net unrealized appreciation
 (depreciation) of investments                               (1,961,023)     (12,319)       387,126   (7,144,232)
                                                            -----------  -----------  -------------  -----------
Increase (decrease) in net assets from operations           $   133,829  $  (495,441) $   3,215,888  $(3,087,567)
                                                            ===========  ===========  =============  ===========

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2012
                                  (continued)

                                                                           International   Large Cap    Large Cap     Mid Cap
                                                             Focus Value      Equity         Growth       Value        Growth
                                                              Portfolio      Portfolio     Portfolio    Portfolio    Portfolio
                                                              (Class 2)      (Class 2)     (Class 2)    (Class 2)    (Class 2)
                                                            ------------  --------------  -----------  -----------  -----------
Investment income:
 Dividends                                                  $    287,044  $      465,488  $   137,585  $   563,741  $         -
                                                            ------------  --------------  -----------  -----------  -----------
Expenses:
 Charges for distribution, mortality and expense risk           (357,204)       (593,570)    (750,562)    (668,166)    (531,596)
                                                            ------------  --------------  -----------  -----------  -----------
Net investment income (loss)                                     (70,160)       (128,082)    (612,977)    (104,425)    (531,596)
                                                            ------------  --------------  -----------  -----------  -----------
Net realized gains (losses) from securities transactions      (3,632,442)     (6,026,840)   1,409,237     (314,230)  (1,809,900)
Realized gain distributions                                            -               -            -            -            -
                                                            ------------  --------------  -----------  -----------  -----------
Net realized gains (losses)                                   (3,632,442)     (6,026,840)   1,409,237     (314,230)  (1,809,900)
                                                            ------------  --------------  -----------  -----------  -----------
Net unrealized appreciation (depreciation) of investments:
 Beginning of period                                             147,476       2,145,143   10,061,705    5,615,281   11,133,063
 End of period                                                   641,080       1,631,320   10,270,396    4,358,784   11,087,347
                                                            ------------  --------------  -----------  -----------  -----------
Change in net unrealized appreciation
 (depreciation) of investments                                   493,604        (513,823)     208,691   (1,256,497)     (45,716)
                                                            ------------  --------------  -----------  -----------  -----------
Increase (decrease) in net assets from operations           $ (3,208,998) $   (6,668,745) $ 1,004,951  $(1,675,152) $(2,387,212)
                                                            ============  ==============  ===========  ===========  ===========
                                                              Mid Cap       Small       Balanced    Conservative
                                                               Value         Cap         Growth        Growth        Growth
                                                             Portfolio    Portfolio     Strategy      Strategy      Strategy
                                                             (Class 2)    (Class 2)    (Class 3)     (Class 3)     (Class 3)
                                                            -----------  -----------  -----------  -------------  -----------
Investment income:
 Dividends                                                  $   178,695  $         -  $ 1,329,923  $   1,302,046  $   530,217
                                                            -----------  -----------  -----------  -------------  -----------
Expenses:
 Charges for distribution, mortality and expense risk          (610,080)    (469,860)    (966,483)      (808,443)  (1,003,814)
                                                            -----------  -----------  -----------  -------------  -----------
Net investment income (loss)                                   (431,385)    (469,860)     363,440        493,603     (473,597)
                                                            -----------  -----------  -----------  -------------  -----------
Net realized gains (losses) from securities transactions     (2,017,199)  (1,004,323)  (1,498,739)     4,793,951   (1,443,925)
Realized gain distributions                                           -            -      447,158        763,341            -
                                                            -----------  -----------  -----------  -------------  -----------
Net realized gains (losses)                                  (2,017,199)  (1,004,323)  (1,051,581)     5,557,292   (1,443,925)
                                                            -----------  -----------  -----------  -------------  -----------
Net unrealized appreciation (depreciation) of investments:
 Beginning of period                                          6,720,436    7,005,430   10,273,257      8,821,764   11,054,930
 End of period                                                6,258,955    5,925,995   12,203,530      4,331,898   13,123,296
                                                            -----------  -----------  -----------  -------------  -----------
Change in net unrealized appreciation
 (depreciation) of investments                                 (461,481)  (1,079,435)   1,930,273     (4,489,866)   2,068,366
                                                            -----------  -----------  -----------  -------------  -----------
Increase (decrease) in net assets from operations           $(2,910,065) $(2,553,618) $ 1,242,132  $   1,561,029  $   150,844
                                                            ===========  ===========  ===========  =============  ===========

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2012
                                  (continued)

                                                                                                    Allocation
                                                              Moderate    Allocation   Allocation    Moderate     Allocation
                                                               Growth      Balanced      Growth       Growth       Moderate
                                                              Strategy    Portfolio    Portfolio     Portfolio    Portfolio
                                                             (Class 3)    (Class 3)    (Class 3)     (Class 3)    (Class 3)
                                                            -----------  -----------  -----------  ------------  -----------
Investment income:
 Dividends                                                  $ 1,308,050  $ 1,925,002  $   832,784  $  4,931,354  $ 2,200,693
                                                            -----------  -----------  -----------  ------------  -----------
Expenses:
 Charges for distribution, mortality and expense risk        (1,504,532)  (2,600,917)  (1,593,581)   (7,520,309)  (3,420,495)
                                                            -----------  -----------  -----------  ------------  -----------
Net investment income (loss)                                   (196,482)    (675,915)    (760,797)   (2,588,955)  (1,219,802)
                                                            -----------  -----------  -----------  ------------  -----------
Net realized gains (losses) from securities transactions     (2,820,712)   1,618,641   (4,814,788)   (8,760,922)  (3,728,814)
Realized gain distributions                                   2,017,061            -            -             -            -
                                                            -----------  -----------  -----------  ------------  -----------
Net realized gains (losses)                                    (803,651)   1,618,641   (4,814,788)   (8,760,922)  (3,728,814)
                                                            -----------  -----------  -----------  ------------  -----------
Net unrealized appreciation (depreciation) of investments:
 Beginning of period                                         14,276,704   21,621,620    5,429,691    37,991,900   24,553,082
 End of period                                               15,699,000   21,022,806    2,111,487    26,615,726   22,601,302
                                                            -----------  -----------  -----------  ------------  -----------
Change in net unrealized appreciation
 (depreciation) of investments                                1,422,296     (598,814)  (3,318,204)  (11,376,174)  (1,951,780)
                                                            -----------  -----------  -----------  ------------  -----------
Increase (decrease) in net assets from operations           $   422,163  $   343,912  $(8,893,789) $(22,726,051) $(6,900,396)
                                                            ===========  ===========  ===========  ============  ===========
                                                                Cash      Diversified      Focus        Focus      International
                                                             Management   Fixed Income     Growth       Value         Equity
                                                             Portfolio     Portfolio     Portfolio    Portfolio      Portfolio
                                                             (Class 3)     (Class 3)     (Class 3)    (Class 3)      (Class 3)
                                                            -----------  -------------  -----------  -----------  --------------
Investment income:
 Dividends                                                  $         -  $   1,103,522  $    32,134  $   255,729  $      442,666
                                                            -----------  -------------  -----------  -----------  --------------
Expenses:
 Charges for distribution, mortality and expense risk          (745,360)      (738,181)    (739,825)    (308,880)       (554,470)
                                                            -----------  -------------  -----------  -----------  --------------
Net investment income (loss)                                   (745,360)       365,341     (707,691)     (53,151)       (111,804)
                                                            -----------  -------------  -----------  -----------  --------------
Net realized gains (losses) from securities transactions       (435,013)     1,337,012    4,116,421   (2,161,218)     (6,216,481)
Realized gain distributions                                           -        483,940    2,168,379            -               -
                                                            -----------  -------------  -----------  -----------  --------------
Net realized gains (losses)                                    (435,013)     1,820,952    6,284,800   (2,161,218)     (6,216,481)
                                                            -----------  -------------  -----------  -----------  --------------
Net unrealized appreciation (depreciation) of investments:
 Beginning of period                                           (371,824)     2,284,038   15,029,956     (760,788)       (846,422)
 End of period                                                 (233,763)     2,557,314    6,695,479   (1,246,121)       (904,604)
                                                            -----------  -------------  -----------  -----------  --------------
Change in net unrealized appreciation
 (depreciation) of investments                                  138,061        273,276   (8,334,477)    (485,333)        (58,182)
                                                            -----------  -------------  -----------  -----------  --------------
Increase (decrease) in net assets from operations           $(1,042,312) $   2,459,569  $(2,757,368) $(2,699,702) $   (6,386,467)
                                                            ===========  =============  ===========  ===========  ==============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2012
                                  (continued)

                                                             Large Cap   Large Cap    Mid Cap      Mid Cap       Real
                                                              Growth       Value       Growth       Value       Return
                                                             Portfolio   Portfolio   Portfolio    Portfolio    Portfolio
                                                             (Class 3)   (Class 3)   (Class 3)    (Class 3)    (Class 3)
                                                            ----------  ----------  -----------  -----------  ----------
Investment income:
 Dividends                                                  $   74,406  $  363,750  $         -  $   112,701  $        -
                                                            ----------  ----------  -----------  -----------  ----------
Expenses:
 Charges for distribution, mortality and expense risk         (526,820)   (431,204)    (424,153)    (450,524)   (517,660)
                                                            ----------  ----------  -----------  -----------  ----------
Net investment income (loss)                                  (452,414)    (67,454)    (424,153)    (337,823)   (517,660)
                                                            ----------  ----------  -----------  -----------  ----------
Net realized gains (losses) from securities transactions        42,588    (918,007)  (1,535,169)  (3,098,171)  1,327,726
Realized gain distributions                                          -           -            -            -           -
                                                            ----------  ----------  -----------  -----------  ----------
Net realized gains (losses)                                     42,588    (918,007)  (1,535,169)  (3,098,171)  1,327,726
                                                            ----------  ----------  -----------  -----------  ----------
Net unrealized appreciation (depreciation) of investments:
 Beginning of period                                         5,493,608   1,452,774    7,560,706    3,663,592   2,422,409
 End of period                                               6,859,235   1,487,269    7,649,281    4,873,462   2,630,582
                                                            ----------  ----------  -----------  -----------  ----------
Change in net unrealized appreciation
 (depreciation) of investments                               1,365,627      34,495       88,575    1,209,870     208,173
                                                            ----------  ----------  -----------  -----------  ----------

Increase (decrease) in net assets from operations           $  955,801  $ (950,966) $(1,870,747) $(2,226,124) $1,018,239
                                                            ==========  ==========  ===========  ============ ==========

                                                                                                                            VIP
                                                                        American Funds  American Funds   American Funds  Contrafund
                                                           Small Cap    Global Growth    Growth SAST     Growth-Income   Portfolio
                                                           Portfolio    SAST Portfolio    Portfolio      SAST Portfolio  (Service
                                                           (Class 3)      (Class 3)       (Class 3)        (Class 3)      Class 2)
                                                          -----------  ---------------  --------------  ---------------  ----------
Investment income:
 Dividends                                                $         -  $        95,593  $       20,042  $        75,065  $   67,021
                                                          -----------  ---------------  --------------  ---------------  ----------
Expenses:
 Charges for distribution, mortality and expense risk        (365,535)        (181,628)        (92,584)        (118,984)   (126,197)
                                                          -----------  ---------------  --------------  ---------------  ----------
Net investment income (loss)                                 (365,535)         (86,035)        (72,542)         (43,919)    (59,176)
                                                          -----------  ---------------  --------------  ---------------  ----------
Net realized gains (losses) from securities transactions     (409,123)         630,853         549,844          476,452     772,448
Realized gain distributions                                         -                -               -                -           -
                                                          -----------  ---------------  --------------  ---------------  ----------
Net realized gains (losses)                                  (409,123)         630,853         549,844          476,452     772,448
                                                          -----------  ---------------  --------------  ---------------  ----------
Net unrealized appreciation (depreciation)
 of investments:
 Beginning of period                                        5,944,306        3,132,114       1,663,704        1,827,205   2,249,762
 End of period                                              4,538,281        1,696,388         973,406        1,380,037   1,423,479
                                                          -----------  ---------------  --------------  ---------------  ----------
Change in net unrealized appreciation
 (depreciation) of investments                             (1,406,025)      (1,435,726)       (690,298)        (447,168)   (826,283)
                                                          -----------  ---------------  --------------  ---------------  ----------

Increase (decrease) in net assets from operations         $(2,180,683) $      (890,908) $     (212,996) $       (14,635) $ (113,011)
                                                          ===========  ===============  ==============  ===============  ==========

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                            STATEMENTS OF OPERATIONS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2012
                                  (continued)

                                                  VIP Investment
                                 VIP Equity-        Grade Bond     VIP Mid Cap   VIP Overseas   T. Rowe Price     T. Rowe Price
                               Income Portfolio     Portfolio       Portfolio     Portfolio       Blue Chip       Equity Income
                                   (Service          (Service       (Service       (Service    Growth Portfolio     Portfolio
                                   Class 2)          Class 2)       Class 2)       Class 2)       (Class II)       (Class II)
                              -----------------  ---------------  ------------  -------------  -----------------  --------------
Investment income:
 Dividends                    $         244,945  $     1,118,304  $      4,169  $     143,058  $               -  $      206,973
                              -----------------  ---------------  ------------  -------------  -----------------  --------------
Expenses:
 Charges for distribution,
 mortality and expense risk            (159,396)        (595,089)     (281,013)      (173,604)           (67,639)       (176,954)
                              -----------------  ---------------  ------------  -------------  -----------------  --------------
Net investment income (loss)             85,549          523,215      (276,844)       (30,546)           (67,639)         30,019
                              -----------------  ---------------  ------------  -------------  -----------------  --------------
Net realized gains (losses)
 from securities transactions           724,327        1,286,483     1,688,739        747,479            596,557         863,746
Realized gain distributions             260,261          647,551        36,303              -                  -               -
                              -----------------  ---------------  ------------  -------------  -----------------  --------------
Net realized gains (losses)             984,588        1,934,034     1,725,042        747,479            596,557         863,746
                              -----------------  ---------------  ------------  -------------  -----------------  --------------
Net unrealized appreciation
 (depreciation) of investments:
   Beginning of period                3,450,154        1,191,255     7,261,055      3,627,983            914,967       3,526,950
   End of period                      2,232,617          717,248     4,110,504        977,667            785,774       2,483,726
                              -----------------  ---------------  ------------  -------------  -----------------  --------------
Change in net unrealized
 appreciation (depreciation)
 of investments                      (1,217,537)        (474,007)   (3,150,551)    (2,650,316)          (129,193)     (1,043,224)
                              -----------------  ---------------  ------------  -------------  -----------------  --------------
Increase (decrease) in net
 assets from operations       $        (147,400) $     1,983,242  $ (1,702,353) $  (1,933,383) $         399,725  $     (149,459)
                              =================  ===============  ============  =============  =================  ==============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2012

                                            Balanced    Conservative                 Moderate       Cash      Diversified
                                             Growth        Growth        Growth       Growth     Management   Fixed Income
                                            Strategy      Strategy      Strategy     Strategy    Portfolio     Portfolio
                                           (Class 1)     (Class 1)     (Class 1)    (Class 1)    (Class 1)     (Class 1)
                                          ------------ -------------- ------------ ------------ ------------ --------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $   207,002  $     251,365  $  (105,615) $    37,197  $   (26,070) $      63,360
 Net realized gains (losses)                  (326,288)       543,751     (605,048)    (158,835)     (20,173)       229,939
 Change in net unrealized appreciation
  (depreciation) of investments                656,673       (202,296)     763,822      252,945       13,439         10,662
                                          ------------ -------------- ------------ ------------ ------------ --------------
  Increase (decrease) in net assets
   from operations                             537,387        592,820       53,159      131,307      (32,804)       303,961
                                          ------------ -------------- ------------ ------------ ------------ --------------
From capital transactions:
 Net proceeds from units sold                   24,497          6,283       38,817        8,920           13            110
 Cost of units redeemed                     (3,357,706)    (3,333,853)  (3,983,902)  (4,626,646)    (610,377)      (808,815)
 Net transfers                                (135,131)       448,636     (629,045)  (1,368,545)     734,355        914,831
 Contract maintenance charge                   (12,616)        (7,988)     (21,674)     (18,400)      (1,205)        (1,897)
                                          ------------ -------------- ------------ ------------ ------------ --------------
  Increase (decrease) in net assets
   from capital transactions                (3,480,956)    (2,886,922)  (4,595,804)  (6,004,671)     122,786        104,229
                                          ------------ -------------- ------------ ------------ ------------ --------------
Increase (decrease) in net assets           (2,943,569)    (2,294,102)  (4,542,645)  (5,873,364)      89,982        408,190
Net assets at beginning of period           26,107,118     22,728,208   30,040,514   33,744,316    1,801,686      5,697,484
                                          ------------ -------------- ------------ ------------ ------------ --------------
Net assets at end of period                $23,163,549  $  20,434,106  $25,497,869  $27,870,952  $ 1,891,668  $   6,105,674
                                          ============ ============== ============ ============ ============ ==============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                      1,245            324        1,880          431            1              7
 Units redeemed                               (172,558)      (173,882)    (198,537)    (233,196)     (56,407)       (53,325)
 Units transferred                              (8,737)        22,213      (31,754)     (69,703)      67,600         58,437
                                          ------------ -------------- ------------ ------------ ------------ --------------
Increase (decrease) in units outstanding      (180,050)      (151,345)    (228,411)    (302,468)      11,194          5,119
Beginning units                              1,280,412      1,143,551    1,377,338    1,592,093      164,307        386,520
                                          ------------ -------------- ------------ ------------ ------------ --------------
Ending units                                 1,100,362        992,206    1,148,927    1,289,625      175,501        391,639
                                          ============ ============== ============ ============ ============ ==============
                                             Focus      International   Large Cap    Large Cap
                                             Growth        Equity         Growth       Value
                                           Portfolio      Portfolio     Portfolio    Portfolio
                                           (Class 1)      (Class 1)     (Class 1)    (Class 1)
                                          ------------ --------------- ------------ ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $   (36,251) $        2,853  $   (43,806) $     3,522

 Net realized gains (losses)                   545,608        (611,141)     (94,150)    (129,248)
 Change in net unrealized appreciation
 (depreciation) of investments                (669,160)        (33,439)     264,874      (56,954)
                                          ------------ --------------- ------------ ------------
  Increase (decrease) in net assets
  from operations                             (159,803)       (641,727)     126,918     (182,680)
                                          ------------ --------------- ------------ ------------
From capital transactions:
 Net proceeds from units sold                    2,557           2,935        2,435       18,411
 Cost of units redeemed                       (472,047)       (405,149)    (643,783)  (1,041,050)
 Net transfers                                (782,062)       (433,246)    (577,644)     148,184
 Contract maintenance charge                    (1,374)         (1,460)      (2,437)      (2,012)
                                          ------------ --------------- ------------ ------------
  Increase (decrease) in net assets
  from capital transactions                 (1,252,926)       (836,920)  (1,221,429)    (876,467)
                                          ------------ --------------- ------------ ------------
Increase (decrease) in net assets           (1,412,729)     (1,478,647)  (1,094,511)  (1,059,147)
Net assets at beginning of period            3,086,682       4,745,392    5,561,204    5,761,016
                                          ------------ --------------- ------------ ------------
Net assets at end of period                $ 1,673,953  $    3,266,745  $ 4,466,693  $ 4,701,869
                                          ============ =============== ============ ============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                        279             371          239        1,409
 Units redeemed                                (52,537)        (42,989)     (64,195)     (73,733)
 Units transferred                             (80,214)        (44,061)     (56,706)       9,869
                                          ------------ --------------- ------------ ------------
Increase (decrease) in units outstanding      (132,472)        (86,679)    (120,662)     (62,455)
Beginning units                                300,384         430,251      518,497      362,022
                                          ------------ --------------- ------------ ------------
Ending units                                   167,912         343,572      397,835      299,567
                                          ============ =============== ============ ============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2012
                                  (continued)

                                                                   Mid Cap      Mid Cap                  Balanced     Conservative
                                                                    Growth       Value      Small Cap     Growth         Growth
                                                                  Portfolio    Portfolio    Portfolio    Strategy       Strategy
                                                                  (Class 1)    (Class 1)    (Class 1)     (Class 2)     (Class 2)
                                                                 -----------  -----------  ----------  ------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)                                    $   (78,214) $   (32,361) $  (32,802) $    584,256  $     743,209
 Net realized gains (losses)                                        (254,122)    (518,452)    (61,550)      229,510      4,619,727
 Change in net unrealized appreciation
  (depreciation) of investments                                       (5,080)     232,660    (111,497)    1,145,683     (3,168,341)
                                                                 -----------  -----------  ----------  ------------  -------------
  Increase (decrease) in net assets from operations                 (337,416)    (318,153)   (205,849)    1,959,449      2,194,595
                                                                 -----------  -----------  ----------  ------------  -------------

From capital transactions:
 Net proceeds from units sold                                            687       15,934       2,964       278,256        188,977
 Cost of units redeemed                                             (800,176)    (877,412)   (287,697)  (17,203,189)   (12,040,257)
 Net transfers                                                      (799,863)    (330,904)   (373,557)   (2,835,897)     1,977,325
 Contract maintenance charge                                          (2,353)      (2,177)     (1,297)      (31,694)       (20,289)
                                                                 -----------  -----------  ----------  ------------  -------------
  Increase (decrease) in net assets from capital transactions     (1,601,705)  (1,194,559)   (659,587)  (19,792,524)    (9,894,244)
                                                                 -----------  -----------  ----------  ------------  -------------
Increase (decrease) in net assets                                 (1,939,121)  (1,512,712)   (865,436)  (17,833,075)    (7,699,649)
Net assets at beginning of period                                  6,404,989    5,182,395   3,057,834   118,254,353     86,404,087
                                                                 -----------  -----------  ----------  ------------  -------------
Net assets at end of period                                      $ 4,465,868  $ 3,669,683  $2,192,398  $100,421,278  $  78,704,438
                                                                 ===========  ===========  ==========  ============  =============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                                               36          716         275        14,764         10,107
 Units redeemed                                                      (39,533)     (36,267)    (22,716)     (908,575)      (643,440)
 Units transferred                                                   (37,362)     (13,801)    (28,738)     (152,620)       103,717
                                                                 -----------  -----------  ----------  ------------  -------------
Increase (decrease) in units outstanding                             (76,859)     (49,352)    (51,179)   (1,046,431)      (529,616)
Beginning units                                                      279,933      192,473     213,659     6,000,915      4,494,685
                                                                 -----------  -----------  ----------  ------------  -------------
Ending units                                                         203,074      143,121     162,480     4,954,484      3,965,069
                                                                 ===========  ===========  ==========  ============  =============

                                                                              Moderate        Cash       Diversified       Focus
                                                                 Growth        Growth      Management    Fixed Income     Growth
                                                                Strategy      Strategy      Portfolio     Portfolio      Portfolio
                                                                (Class 2)     (Class 2)     (Class 2)     (Class 2)      (Class 2)
                                                              ------------  ------------  ------------  -------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)                                 $   (392,358) $   (235,029) $   (373,851) $     536,257  $  (743,501)

 Net realized gains (losses)                                      (366,648)    2,329,881      (109,271)     2,292,505    4,800,166
 Change in net unrealized appreciation
  (depreciation) of investments                                    700,507    (1,961,023)      (12,319)       387,126   (7,144,232)
                                                              ------------  ------------  ------------  -------------  -----------
  Increase (decrease) in net assets from operations                (58,499)      133,829      (495,441)     3,215,888   (3,087,567)
                                                              ------------  ------------  ------------  -------------  -----------
From capital transactions:
 Net proceeds from units sold                                      115,212       793,316       164,899         94,462      137,340
 Cost of units redeemed                                        (10,268,119)  (22,215,618)  (15,745,040)   (12,897,440)  (8,866,978)
 Net transfers                                                  (2,020,673)   (5,267,262)   10,982,446      3,959,248   (4,752,257)
 Contract maintenance charge                                       (28,190)      (39,310)      (10,273)       (15,655)     (21,471)
                                                              ------------  ------------  ------------  -------------  -----------
  Increase (decrease) in net assets from capital transactions  (12,201,770)  (26,728,874)   (4,607,968)    (8,859,385) (13,503,366)
                                                              ------------  ------------  ------------  -------------  -----------
Increase (decrease) in net assets                              (12,260,269)  (26,595,045)   (5,103,409)    (5,643,497) (16,590,933)
Net assets at beginning of period                               65,981,217   138,936,547    25,041,927     64,134,048   64,888,166
                                                              ------------  ------------  ------------  -------------  -----------
Net assets at end of period                                   $ 53,720,948  $112,341,502  $ 19,938,518  $  58,490,551  $48,297,233
                                                              ============  ============  ============  =============  ===========
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                                          5,383        41,419        15,807          6,508       14,729
 Units redeemed                                                   (519,201)   (1,149,311)   (1,494,995)      (885,403)    (999,637)
 Units transferred                                                (102,643)     (277,445)    1,040,269        275,853     (518,455)
                                                              -----------  ------------  ------------  -------------  ------------
Increase (decrease) in units outstanding                          (616,461)   (1,385,337)     (438,919)      (603,042)  (1,503,363)
Beginning units                                                  3,126,055     6,787,615     2,358,032      4,526,317    6,517,977
                                                              ------------  ------------  ------------  -------------  -----------
Ending units                                                     2,509,594     5,402,278     1,919,113      3,923,275    5,014,614
                                                              ============  ============  ============  =============  ===========

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2012
                                  (continued)

                                                          Focus      International    Large Cap     Large Cap      Mid Cap
                                                          Value         Equity         Growth         Value        Growth
                                                        Portfolio      Portfolio      Portfolio     Portfolio     Portfolio
                                                        (Class 2)      (Class 2)      (Class 2)     (Class 2)     (Class 2)
                                                       -----------  --------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)                          $   (70,160) $     (128,082) $   (612,977) $   (104,425) $   (531,596)
 Net realized gains (losses)                            (3,632,442)     (6,026,840)    1,409,237      (314,230)   (1,809,900)
 Change in net unrealized appreciation
  (depreciation) of investments                            493,604        (513,823)      208,691    (1,256,497)      (45,716)
                                                       -----------  --------------  ------------  ------------  ------------
   Increase (decrease) in net assets from operations    (3,208,998)     (6,668,745)    1,004,951    (1,675,152)   (2,387,212)
                                                       -----------  --------------  ------------  ------------  ------------
From capital transactions:
 Net proceeds from units sold                               91,575          70,064        68,242        50,058        83,962
 Cost of units redeemed                                 (3,943,988)     (5,767,740)   (9,171,446)   (7,001,233)   (6,465,306)
 Net transfers                                          (1,778,975)     (2,211,522)   (3,806,617)   (1,719,585)   (1,825,070)
 Contract maintenance charge                                (7,996)         (9,675)      (12,432)      (10,578)       (9,516)
                                                       -----------  --------------  ------------  ------------  ------------
  Increase (decrease) in net assets from capital
   transactions                                         (5,639,384)     (7,918,873)  (12,922,253)   (8,681,338)   (8,215,930)
                                                       -----------  --------------  ------------  ------------  ------------
Increase (decrease) in net assets                       (8,848,382)    (14,587,618)  (11,917,302)  (10,356,490)  (10,603,142)
Net assets at beginning of period                       29,954,619      48,850,570    57,362,174    51,059,881    42,481,853
                                                       -----------  --------------  ------------  ------------  ------------
Net assets at end of period                            $21,106,237  $   34,262,952  $ 45,444,872  $ 40,703,391  $ 31,878,711
                                                       ===========  ==============  ============  ============  ============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                                  5,854           7,823         6,327         3,562         4,191
 Units redeemed                                           (251,490)       (623,304)     (934,376)     (500,439)     (324,089)
 Units transferred                                        (107,713)       (224,122)     (389,768)     (131,771)      (92,048)
                                                       -----------  --------------  ------------  ------------  ------------
Increase (decrease) in units outstanding                  (353,349)       (839,603)   (1,317,817)     (628,648)     (411,946)
Beginning units                                          1,649,210       4,564,314     5,498,428     3,334,478     1,911,975
                                                       -----------  --------------  ------------  ------------  ------------
Ending units                                             1,295,861       3,724,711     4,180,611     2,705,830     1,500,029
                                                       ===========  ==============  ============  ============  ============
                                                          Mid Cap                   Balanced     Conservative
                                                           Value      Small Cap      Growth         Growth        Growth
                                                         Portfolio    Portfolio     Strategy       Strategy      Strategy
                                                         (Class 2)    (Class 2)     (Class 3)     (Class 3)      (Class 3)
                                                       ------------  -----------  ------------  -------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)                          $   (431,385) $  (469,860) $    363,440  $     493,603  $   (473,597)

 Net realized gains (losses)                             (2,017,199)  (1,004,323)   (1,051,581)     5,557,292    (1,443,925)
 Change in net unrealized appreciation
  (depreciation) of investments                            (461,481)  (1,079,435)    1,930,273     (4,489,866)    2,068,366
                                                       ------------  -----------  ------------  -------------  ------------
   Increase (decrease) in net assets from operations     (2,910,065)  (2,553,618)    1,242,132      1,561,029       150,844
                                                       ------------  -----------  ------------  -------------  ------------
From capital transactions:
 Net proceeds from units sold                                74,083       39,983       225,971        539,840       355,972
 Cost of units redeemed                                  (6,375,555)  (4,792,035)   (9,869,553)    (7,362,374)   (7,166,892)
 Net transfers                                           (2,213,185)  (1,192,729)   (1,564,783)     3,171,286    (4,627,966)
 Contract maintenance charge                                (10,986)      (7,889)      (19,775)        (9,773)      (27,944)
                                                       ------------  -----------  ------------  -------------  ------------
  Increase (decrease) in net assets from capital
   transactions                                          (8,525,643)  (5,952,670)  (11,228,140)    (3,661,021)  (11,466,830)
                                                       ------------  -----------  ------------  -------------  ------------
Increase (decrease) in net assets                       (11,435,708)  (8,506,288)   (9,986,008)    (2,099,992)  (11,315,986)
Net assets at beginning of period                        47,910,534   37,148,385    72,986,392     55,979,144    77,028,848
                                                       ------------  -----------  ------------  -------------  ------------
Net assets at end of period                            $ 36,474,826  $28,642,097  $ 63,000,384  $  53,879,152  $ 65,712,862
                                                       ============  ===========  ============  =============  ============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                                   2,723        2,715        11,614         28,737        17,863
 Units redeemed                                            (276,524)    (390,172)     (521,437)      (391,126)     (362,415)
 Units transferred                                          (93,642)     (93,579)      (86,275)       164,194      (233,478)
                                                       ------------  -----------  ------------  -------------  ------------
Increase (decrease) in units outstanding                   (367,443)    (481,036)     (596,098)      (198,195)     (578,030)
Beginning units                                           1,865,190    2,678,460     3,711,644      2,906,250     3,647,029
                                                       ------------  -----------  ------------  -------------  ------------
Ending units                                              1,497,747    2,197,424     3,115,546      2,708,055     3,068,999
                                                       ============  ===========  ============  =============  ============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2012
                                  (continued)

                                                                                                         Allocation
                                                                Moderate     Allocation    Allocation     Moderate     Allocation
                                                                 Growth       Balanced       Growth        Growth       Moderate
                                                                Strategy      Portfolio     Portfolio     Portfolio     Portfolio
                                                                (Class 3)     (Class 3)     (Class 3)     (Class 3)     (Class 3)
                                                              ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)                                 $   (196,482) $   (675,915) $   (760,797) $ (2,588,955) $ (1,219,802)
 Net realized gains (losses)                                      (803,651)    1,618,641    (4,814,788)   (8,760,922)   (3,728,814)
 Change in net unrealized appreciation
  (depreciation) of investments                                  1,422,296      (598,814)   (3,318,204)  (11,376,174)   (1,951,780)
                                                              ------------  ------------  ------------  ------------  ------------
   Increase (decrease) in net assets from operations               422,163       343,912    (8,893,789)  (22,726,051)   (6,900,396)
                                                              ------------  ------------  ------------  ------------  ------------
From capital transactions:
 Net proceeds from units sold                                    1,331,597       895,338       346,180     2,054,676     1,237,020
 Cost of units redeemed                                        (14,645,343)  (16,283,445)  (13,284,899)  (43,572,666)  (22,643,477)
 Net transfers                                                  (6,483,428)    8,914,398    (3,846,977)  (17,608,258)   (6,215,012)
 Contract maintenance charge                                       (33,016)      (23,409)      (45,256)      (94,207)      (43,098)
                                                              ------------  ------------  ------------  ------------  ------------
  Increase (decrease) in net assets from capital
   transactions                                                (19,830,190)   (6,497,118)  (16,830,952)  (59,220,455)  (27,664,567)
                                                              ------------  ------------  ------------  ------------  ------------
Increase (decrease) in net assets                              (19,408,027)   (6,153,206)  (25,724,741)  (81,946,506)  (34,564,963)
Net assets at beginning of period                              117,083,961   180,578,412   125,971,833   562,542,942   252,360,656
                                                              ------------  ------------  ------------  ------------  ------------
Net assets at end of period                                   $ 97,675,934  $174,425,206  $100,247,092  $480,596,436  $217,795,693
                                                              ============  ============  ============  ============  ============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                                         65,765        78,222        30,984       188,079       109,082
 Units redeemed                                                   (751,552)   (1,409,016)   (1,233,397)   (3,955,746)   (1,991,966)
 Units transferred                                                (338,250)      784,323      (361,942)   (1,589,925)     (571,480)
                                                              ------------  ------------  ------------  ------------  ------------
Increase (decrease) in units outstanding                        (1,024,037)     (546,471)   (1,564,355)   (5,357,592)   (2,454,364)
Beginning units                                                  5,720,603    15,017,671    10,441,130    47,324,759    20,884,417
                                                              ------------  ------------  ------------  ------------  ------------
Ending units                                                     4,696,566    14,471,200     8,876,775    41,967,167    18,430,053
                                                              ============  ============  ============  ============  ============

                                                                Cash       Diversified       Focus        Focus      International
                                                             Management    Fixed Income     Growth        Value         Equity
                                                              Portfolio     Portfolio      Portfolio    Portfolio      Portfolio
                                                              (Class 3)     (Class 3)      (Class 3)    (Class 3)      (Class 3)
                                                            ------------  -------------  ------------  -----------  --------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)                               $   (745,360) $     365,341  $   (707,691) $   (53,151) $     (111,804)
 Net realized gains (losses)                                    (435,013)     1,820,952     6,284,800   (2,161,218)     (6,216,481)
 Change in net unrealized appreciation
  (depreciation) of investments                                  138,061        273,276    (8,334,477)    (485,333)        (58,182)
                                                            ------------  -------------  ------------  -----------  --------------
   Increase (decrease) in net assets from operations          (1,042,312)     2,459,569    (2,757,368)  (2,699,702)     (6,386,467)
                                                            ------------  -------------  ------------  -----------  --------------
From capital transactions:
 Net proceeds from units sold                                    930,360        462,164       412,285      109,983         163,227
 Cost of units redeemed                                      (21,777,547)   (10,349,533)   (8,977,120)  (2,671,070)     (5,814,082)
 Net transfers                                                17,162,563      3,673,874    (3,263,019)    (853,635)     (1,572,084)
 Contract maintenance charge                                     (12,048)        (8,342)      (22,436)      (7,384)        (10,936)
                                                            ------------  -------------  ------------  -----------  --------------
  Increase (decrease) in net assets from capital
   transactions                                               (3,696,672)    (6,221,837)  (11,850,290)  (3,422,106)     (7,233,875)
                                                            ------------  -------------  ------------  -----------  --------------
Increase (decrease) in net assets                             (4,738,984)    (3,762,268)  (14,607,658)  (6,121,808)    (13,620,342)
Net assets at beginning of period                             45,408,208     49,476,813    61,467,987   25,484,956      46,132,149
                                                            ------------  -------------  ------------  -----------  --------------
Net assets at end of period                                 $ 40,669,224  $  45,714,545  $ 46,860,329  $19,363,148  $   32,511,807
                                                            ============  =============  ============  ===========  ==============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                                       86,696         30,877        44,606        6,972          18,094
 Units redeemed                                               (2,078,723)      (711,862)     (998,351)    (169,324)       (633,034)
 Units transferred                                             1,630,343        254,361      (356,579)     (53,254)       (160,377)
                                                            ------------  -------------  ------------  -----------  --------------
Increase (decrease) in units outstanding                        (361,684)      (426,624)   (1,310,324)    (215,606)       (775,317)
Beginning units                                                4,291,356      3,523,187     6,181,942    1,409,814       4,320,621
                                                            ------------  -------------  ------------  -----------  --------------
Ending units                                                   3,929,672      3,096,563     4,871,618    1,194,208       3,545,304
                                                            ============  =============  ============  ===========  ==============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2012
                                  (continued)

                                                        Large Cap    Large Cap     Mid Cap      Mid Cap        Real
                                                          Growth       Value        Growth       Value        Return     Small Cap
                                                        Portfolio    Portfolio    Portfolio    Portfolio    Portfolio    Portfolio
                                                        (Class 3)    (Class 3)    (Class 3)    (Class 3)    (Class 3)    (Class 3)
                                                       -----------  -----------  -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)                          $  (452,414) $   (67,454) $  (424,153) $  (337,823) $  (517,660) $  (365,535)
 Net realized gains (losses)                                42,588     (918,007)  (1,535,169)  (3,098,171)   1,327,726     (409,123)
 Change in net unrealized appreciation
  (depreciation) of investments                          1,365,627       34,495       88,575    1,209,870      208,173   (1,406,025)
                                                       -----------  -----------  -----------  -----------  -----------  -----------
   Increase (decrease) in net assets from operations       955,801     (950,966)  (1,870,747)  (2,226,124)   1,018,239   (2,180,683)
                                                       -----------  -----------  -----------  -----------  -----------  -----------
From capital transactions:
 Net proceeds from units sold                              142,237      314,525      192,428      253,183      179,389      122,497
 Cost of units redeemed                                 (5,828,610)  (4,120,800)  (4,522,435)  (3,975,238)  (6,297,968)  (4,104,108)
 Net transfers                                          (2,776,468)    (564,205)  (1,106,278)  (1,395,769)   1,783,263   (2,175,738)
 Contract maintenance charge                                (9,965)      (8,168)      (9,332)     (10,612)      (4,359)      (8,072)
                                                       -----------  -----------  -----------  -----------  -----------  -----------
  Increase (decrease) in net assets from capital
   transactions                                         (8,472,806)  (4,378,648)  (5,445,617)  (5,128,436)  (4,339,675)  (6,165,421)
                                                       -----------  -----------  -----------  -----------  -----------  -----------
Increase (decrease) in net assets                       (7,517,005)  (5,329,614)  (7,316,364)  (7,354,560)  (3,321,436)  (8,346,104)
Net assets at beginning of period                       40,500,310   33,269,108   33,798,729   35,818,229   34,220,616   30,753,449
                                                       -----------  -----------  -----------  -----------  -----------  -----------
Net assets at end of period                            $32,983,305  $27,939,494  $26,482,365  $28,463,669  $30,899,180  $22,407,345
                                                       ===========  ===========  ===========  ===========  ===========  ===========
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                                 15,252       21,876       10,649       11,109       14,845       11,180
 Units redeemed                                           (583,070)    (293,198)    (226,226)    (172,848)    (533,480)    (331,350)
 Units transferred                                        (279,332)     (44,452)     (59,956)     (66,735)     151,243     (178,732)
                                                       -----------  -----------  -----------  -----------  -----------  -----------
Increase (decrease) in units outstanding                  (847,150)    (315,774)    (275,533)    (228,474)    (367,392)    (498,902)
Beginning units                                          3,883,730    2,179,949    1,520,876    1,403,882    2,943,825    2,220,918
                                                       -----------  -----------  -----------  -----------  -----------  -----------
Ending units                                             3,036,580    1,864,175    1,245,343    1,175,408    2,576,433    1,722,016
                                                       ===========  ===========  ===========  ===========  ===========  ===========
                                                        American Funds      American      American Funds         VIP
                                                        Global Growth     Funds Growth    Growth-Income       Contrafund
                                                        SAST Portfolio   SAST Portfolio   SAST Portfolio      Portfolio
                                                          (Class 3)        (Class 3)        (Class 3)     (Service Class 2)
                                                       ---------------  ---------------  ---------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)                          $       (86,035) $       (72,542) $       (43,919) $         (59,176)
 Net realized gains (losses)                                   630,853          549,844          476,452            772,448
 Change in net unrealized appreciation
  (depreciation) of investments                             (1,435,726)        (690,298)        (447,168)          (826,283)
                                                       ---------------  ---------------  ---------------  -----------------
   Increase (decrease) in net assets from operations          (890,908)        (212,996)         (14,635)          (113,011)
                                                       ---------------  ---------------  ---------------  -----------------
From capital transactions:
 Net proceeds from units sold                                   98,725           35,601           53,915             39,992
 Cost of units redeemed                                     (1,003,111)        (833,311)        (624,942)          (871,984)
 Net transfers                                                  69,560          228,225        1,039,175          1,014,369
 Contract maintenance charge                                    (1,754)          (1,119)          (1,262)            (1,406)
                                                       ---------------  ---------------  ---------------  -----------------
  Increase (decrease) in net assets from capital
   transactions                                               (836,580)        (570,604)         466,886            180,971
                                                       ---------------  ---------------  ---------------  -----------------
Increase (decrease) in net assets                           (1,727,488)        (783,600)         452,251             67,960
Net assets at beginning of period                           13,576,142        7,064,949        8,495,683          8,905,388
                                                       ---------------  ---------------  ---------------  -----------------
Net assets at end of period                            $    11,848,654  $     6,281,349  $     8,947,934  $       8,973,348
                                                       ===============  ===============  ===============  =================
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                                      9,206            3,426            5,512              4,358
 Units redeemed                                                (92,101)         (83,232)         (65,324)           (93,500)
 Units transferred                                               9,189           16,747          105,829            107,618
                                                       ---------------  ---------------  ---------------  -----------------
Increase (decrease) in units outstanding                       (73,706)         (63,059)          46,017             18,476
Beginning units                                              1,108,196          634,521          838,686            891,464
                                                       ---------------  ---------------  ---------------  -----------------
Ending units                                                 1,034,490          571,462          884,703            909,940
                                                       ===============  ===============  ===============  =================

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2012
                                  (continued)

                                              VIP          VIP                                    T. Rowe     T. Rowe
                                            Equity-     Investment      VIP                        Price       Price
                                             Income     Grade Bond    Mid Cap     VIP Overseas   Blue Chip     Equity
                                           Portfolio    Portfolio    Portfolio     Portfolio      Growth       Income
                                            (Service     (Service     (Service      (Service     Portfolio   Portfolio
                                            Class 2)     Class 2)     Class 2)      Class 2)    (Class II)   (Class II)
                                          -----------  -----------  -----------  -------------  ----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)             $    85,549  $   523,215  $  (276,844) $     (30,546) $  (67,639) $    30,019
 Net realized gains (losses)                  984,588    1,934,034    1,725,042        747,479     596,557      863,746
 Change in net unrealized appreciation
  (depreciation) of investments            (1,217,537)    (474,007)  (3,150,551)    (2,650,316)   (129,193)  (1,043,224)
                                          -----------  -----------  -----------  -------------  ----------  -----------
   Increase (decrease) in
    net assets from operations               (147,400)   1,983,242   (1,702,353)    (1,933,383)    399,725     (149,459)
                                          -----------  -----------  -----------  -------------  ----------  -----------

From capital transactions:
 Net proceeds from units sold                  59,511      270,490      105,564         61,490      20,909       67,293
 Cost of units redeemed                      (746,145)  (4,596,688)  (1,307,963)      (979,991)   (382,044)    (777,865)
 Net transfers                                 (8,154)   1,667,169     (235,742)       196,072     857,288     (434,724)
 Contract maintenance charge                   (1,605)      (5,049)      (2,561)        (1,565)       (711)      (1,461)
                                          -----------  -----------  -----------  -------------  ----------  -----------
  Increase (decrease) in net assets
   from capital transactions                 (696,393)  (2,664,078)  (1,440,702)      (723,994)    495,442   (1,146,757)
                                          -----------  -----------  -----------  -------------  ----------  -----------

Increase (decrease) in net assets            (843,793)    (680,836)  (3,143,055)    (2,657,377)    895,167   (1,296,216)
Net assets at beginning of period          11,617,039   40,408,883   21,248,435     13,501,351   4,350,543   12,979,936
                                          -----------  -----------  -----------  -------------  ----------  -----------
Net assets at end of period               $10,773,246  $39,728,047  $18,105,380  $  10,843,974  $5,245,710  $11,683,720
                                          ===========  ===========  ===========  =============  ==========  ===========
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                     6,891       22,534       10,096          8,127       2,051        7,386
 Units redeemed                               (87,830)    (384,914)    (125,204)      (131,690)    (37,280)     (86,240)
 Units transferred                               (845)     133,349      (19,659)        51,063      76,398      (45,778)
                                          -----------  -----------  -----------  -------------  ----------  -----------
Increase (decrease) in units outstanding      (81,784)    (229,031)    (134,767)       (72,500)     41,169     (124,632)
Beginning units                             1,266,115    3,484,861    1,829,219      1,531,010     420,325    1,334,159
                                          -----------  -----------  -----------  -------------  ----------  -----------
Ending units                                1,184,331    3,255,830    1,694,452      1,458,510     461,494    1,209,527
                                          ===========  ===========  ===========  =============  ==========  ===========

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2011

                                                                   Balanced     Conservative                 Moderate       Cash
                                                                    Growth         Growth        Growth       Growth     Management
                                                                   Strategy       Strategy      Strategy     Strategy    Portfolio
                                                                   (Class 1)     (Class 1)     (Class 1)    (Class 1)    (Class 1)
                                                                -------------  -------------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)                                   $     290,442  $     246,585  $   (67,083) $   116,415  $   (31,603)
 Net realized gains (losses)                                         (802,924)      (361,198)    (985,635)    (952,647)     (33,562)
 Change in net unrealized appreciation
  (depreciation) of investments                                     3,037,927      2,094,710    4,841,193    4,560,598       27,067
                                                                -------------  -------------  -----------  -----------  -----------
   Increase (decrease) in net assets from operations                2,525,445      1,980,097    3,788,475    3,724,366      (38,098)
                                                                -------------  -------------  -----------  -----------  -----------
From capital transactions:
 Net proceeds from units sold                                          48,811          6,174       37,307       16,857       11,735
 Cost of units redeemed                                            (5,611,036)    (4,113,239)  (4,753,675)  (5,972,980)    (555,715)
 Net transfers                                                       (746,799)      (498,921)    (926,321)    (713,421)    (320,732)
 Contract maintenance charge                                          (14,661)        (9,770)     (25,894)     (21,111)      (1,327)
                                                                -------------  -------------  -----------  -----------  -----------
   Increase (decrease) in net assets from capital transactions     (6,323,685)    (4,615,756)  (5,668,583)  (6,690,655)    (866,039)
                                                                -------------  -------------  -----------  -----------  -----------
Increase (decrease) in net assets                                  (3,798,240)    (2,635,659)  (1,880,108)  (2,966,289)    (904,137)
Net assets at beginning of period                                  29,905,358     25,363,867   31,920,622   36,710,605    2,705,823
                                                                -------------  -------------  -----------  -----------  -----------
Net assets at end of period                                     $  26,107,118  $  22,728,208  $30,040,514  $33,744,316  $ 1,801,686
                                                                =============  =============  ===========  ===========  ===========
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                                             2,718            335        2,021          825        1,062
 Units redeemed                                                      (304,017)      (222,565)    (243,765)    (316,799)     (50,415)
 Units transferred                                                    (41,333)       (26,415)     (49,073)     (40,304)     (28,940)
                                                                -------------  -------------  -----------  -----------  -----------
Increase (decrease) in units outstanding                             (342,632)      (248,645)    (290,817)    (356,278)     (78,293)
Beginning units                                                     1,623,044      1,392,196    1,668,155    1,948,371      242,600
                                                                -------------  -------------  -----------  -----------  -----------
Ending units                                                        1,280,412      1,143,551    1,377,338    1,592,093      164,307
                                                                =============  =============  ===========  ===========  ===========

                                                                 Diversified      Focus     International   Large Cap    Large Cap
                                                                 Fixed Income    Growth        Equity       Composite     Growth
                                                                  Portfolio     Portfolio     Portfolio     Portfolio    Portfolio
                                                                  (Class 1)     (Class 1)     (Class 1)     (Class 1)    (Class 1)
                                                                 ------------  ----------  --------------  -----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)                                   $      79,292  $  (33,935) $        6,743  $     3,738  $  (52,897)
 Net realized gains (losses)                                           89,683      65,180      (1,195,557)    (151,912)   (124,730)
 Change in net unrealized appreciation
  (depreciation) of investments                                       125,828     634,299       1,956,156      106,775     824,991
                                                                 ------------  ----------  --------------  -----------  ----------
   Increase (decrease) in net assets from operations                  294,803     665,544         767,342      (41,399)    647,364
                                                                 ------------  ----------  --------------  -----------  ----------
From capital transactions:
 Net proceeds from units sold                                           4,769       2,560             557            -       3,081
 Cost of units redeemed                                            (1,239,825)   (350,630)       (881,990)     (28,512)   (570,804)
 Net transfers                                                        467,201     610,757        (710,840)  (1,057,538)    916,345
 Contract maintenance charge                                           (2,363)     (1,318)         (1,773)        (517)     (2,517)
                                                                 ------------  ----------  --------------  -----------  ----------
   Increase (decrease) in net assets from capital transactions       (770,218)    261,369      (1,594,046)  (1,086,567)    346,105
                                                                 ------------  ----------  --------------  -----------  ----------
Increase (decrease) in net assets                                    (475,415)    926,913        (826,704)  (1,127,966)    993,469
Net assets at beginning of period                                   6,172,899   2,159,769       5,572,096    1,127,966   4,567,735
                                                                 ------------  ----------  --------------  -----------  ----------
Net assets at end of period                                     $   5,697,484  $3,086,682  $    4,745,392  $         -  $5,561,204
                                                                =============  ==========  ==============  ===========  ==========
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                                               325         306              57            -         322
 Units redeemed                                                       (85,789)    (40,981)        (89,541)      (3,239)    (60,889)
 Units transferred                                                     32,696      67,299         (72,111)    (115,657)     97,311
                                                                 ------------  ----------  --------------  -----------  ----------
Increase (decrease) in units outstanding                              (52,768)     26,624        (161,595)    (118,896)     36,744
Beginning units                                                       439,288     273,760         591,846      118,896     481,753
                                                                 ------------  ----------  --------------  -----------  ----------
Ending units                                                          386,520     300,384         430,251            -     518,497
                                                                =============  ==========  ==============  ===========  ==========

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2011
                                  (continued)


                                                        Large Cap    Mid Cap     Mid Cap                 Balanced     Conservative
                                                          Value      Growth       Value     Small Cap     Growth         Growth
                                                        Portfolio   Portfolio   Portfolio   Portfolio    Strategy       Strategy
                                                        (Class 1)   (Class 1)   (Class 1)   (Class 1)    (Class 2)     (Class 2)
                                                       ----------  ----------  ----------  ----------  ------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)                          $   22,083  $  (76,365) $  (30,393) $  (40,282) $    973,968  $     738,200
 Net realized gains (losses)                              (91,104)   (218,636)   (267,552)   (113,330)   (4,192,685)    (2,450,101)
 Change in net unrealized appreciation
  (depreciation) of investments                           754,667   1,614,636   1,090,781     654,238    14,328,395      9,509,567
                                                       ----------  ----------  ----------  ----------  ------------  -------------
   Increase (decrease) in net assets from operations      685,646   1,319,635     792,836     500,626    11,109,678      7,797,666
                                                       ----------  ----------  ----------  ----------  ------------  -------------

From capital transactions:
 Net proceeds from units sold                               2,405         553       1,425         619       183,923         67,103
 Cost of units redeemed                                  (837,339)   (713,206)   (865,911)   (555,302)  (24,069,205)   (20,732,335)
 Net transfers                                            (74,710)    253,796      63,834    (221,456)   (3,501,410)       559,984
 Contract maintenance charge                               (2,410)     (2,807)     (2,585)     (1,631)      (36,265)       (23,567)
                                                       ----------  ----------  ----------  ----------  ------------  -------------
  Increase (decrease) in net assets from capital
   transactions                                          (912,054)   (461,664)   (803,237)   (777,770)  (27,422,957)   (20,128,815)
                                                       ----------  ----------  ----------  ----------  ------------  -------------

Increase (decrease) in net assets                        (226,408)    857,971     (10,401)   (277,144)  (16,313,279)   (12,331,149)
Net assets at beginning of period                       5,987,424   5,547,018   5,192,796   3,334,978   134,567,632     98,735,236
                                                       ----------  ----------  ----------  ----------  ------------  -------------
Net assets at end of period                            $5,761,016  $6,404,989  $5,182,395  $3,057,834  $118,254,353  $  86,404,087
                                                       ==========  ==========  ==========  ==========  ============  =============

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                                   199          29          62          53        10,435          3,823
 Units redeemed                                           (58,152)    (39,818)    (38,801)    (48,648)   (1,333,923)    (1,156,642)
 Units transferred                                         (5,347)     14,159       1,456     (17,988)     (205,929)        65,884
                                                       ----------  ----------  ----------  ----------  ------------  -------------
Increase (decrease) in units outstanding                  (63,300)    (25,630)    (37,283)    (66,583)   (1,529,417)    (1,086,935)
Beginning units                                           425,322     305,563     229,756     280,242     7,530,332      5,581,620
                                                       ----------  ----------  ----------  ----------  ------------  -------------
Ending units                                              362,022     279,933     192,473     213,659     6,000,915      4,494,685
                                                       ==========  ==========  ==========  ==========  ============  =============
                                                                          Moderate        Cash       Diversified
                                                             Growth        Growth      Management    Fixed Income
                                                            Strategy      Strategy      Portfolio     Portfolio
                                                            (Class 2)     (Class 2)     (Class 2)     (Class 2)
                                                          ------------  ------------  ------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)                             $   (361,604) $      8,738  $   (538,840) $     736,424
 Net realized gains (losses)                                   388,202      (925,645)     (879,159)     1,600,272
 Change in net unrealized appreciation
  (depreciation) of investments                              7,820,831    15,524,838       731,635        882,456
                                                          ------------  ------------  ------------  -------------
   Increase (decrease) in net assets from operations         7,847,429    14,607,931      (686,364)     3,219,152
                                                          ------------  ------------  ------------  -------------

From capital transactions:
 Net proceeds from units sold                                  367,935       579,372       695,615         73,792
 Cost of units redeemed                                    (14,110,094)  (37,042,489)  (29,090,315)   (19,169,770)
 Net transfers                                              (3,557,174)   (8,190,417)   14,120,748      1,901,787
 Contract maintenance charge                                   (33,628)      (45,788)      (11,986)       (17,428)
                                                          ------------  ------------  ------------  -------------
  Increase (decrease) in net assets from capital
   transactions                                            (17,332,961)  (44,699,322)  (14,285,938)   (17,211,619)
                                                          ------------  ------------  ------------  -------------

Increase (decrease) in net assets                           (9,485,532)  (30,091,391)  (14,972,302)   (13,992,467)
Net assets at beginning of period                           75,466,749   169,027,938    40,014,229     78,126,515
                                                          ------------  ------------  ------------  -------------
Net assets at end of period                               $ 65,981,217  $138,936,547  $ 25,041,927  $  64,134,048
                                                          ============  ============  ============  =============

ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                                     19,037        32,256        64,547          5,384
 Units redeemed                                               (754,536)   (2,004,657)   (2,715,439)    (1,372,202)
 Units transferred                                            (198,755)     (495,864)    1,315,632        134,262
                                                          ------------  ------------  ------------  -------------
Increase (decrease) in units outstanding                      (934,254)   (2,468,265)   (1,335,260)    (1,232,556)
Beginning units                                              4,060,309     9,255,880     3,693,292      5,758,873
                                                          ------------  ------------  ------------  -------------
Ending units                                                 3,126,055     6,787,615     2,358,032      4,526,317
                                                          ============  ============  ============  =============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2011
                                  (continued)

                                            Focus Growth                       Focus                      International
                                             and Income     Focus Growth      TechNet      Focus Value       Equity
                                             Portfolio       Portfolio       Portfolio      Portfolio       Portfolio
                                             (Class 2)       (Class 2)       (Class 2)      (Class 2)       (Class 2)
                                           --------------  --------------  -------------  -------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $      80,117   $    (763,268)  $    (85,680)  $     88,261   $      (69,720)
 Net realized gains (losses)                  (4,230,382)      2,307,896      3,568,913     (1,664,303)      (4,776,439)
 Change in net unrealized appreciation
  (depreciation) of investments                3,842,304      14,026,627     (2,268,796)     5,016,959       12,050,599
                                           -------------   -------------   ------------   ------------   --------------
  Increase (decrease) in net assets
   from operations                              (307,961)     15,571,255      1,214,437      3,440,917        7,204,440
                                           -------------   -------------   ------------   ------------   --------------
From capital transactions:
 Net proceeds from units sold                     25,158         203,829         18,281         70,590           67,099
 Cost of units redeemed                       (1,197,995)    (10,394,685)      (909,058)    (5,989,147)      (8,614,536)
 Net transfers                               (18,864,761)     28,371,217    (14,933,637)    (1,702,001)      (1,922,638)
 Contract maintenance charge                      (2,960)        (19,654)        (2,671)       (10,417)         (12,553)
                                           -------------   -------------   ------------   ------------   --------------
  Increase (decrease) in net assets from
   capital transactions                      (20,040,558)     18,160,707    (15,827,085)    (7,630,975)     (10,482,628)
                                           -------------   -------------   ------------   ------------   --------------
Increase (decrease) in net assets            (20,348,519)     33,731,962    (14,612,648)    (4,190,058)      (3,278,188)
Net assets at beginning of period             20,348,519      31,156,204     14,612,648     34,144,677       52,128,758
                                           -------------   -------------   ------------   ------------   --------------
Net assets at end of period                $           -   $  64,888,166   $          -   $ 29,954,619   $   48,850,570
                                           =============   =============   ============   ============   ==============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                        2,863          22,910          3,517          4,234            7,071
 Units redeemed                                 (139,141)     (1,213,214)      (170,263)      (368,886)        (916,986)
 Units transferred                            (2,072,910)      3,644,430     (2,517,088)      (110,222)        (214,631)
                                           -------------   -------------   ------------   ------------   --------------
Increase (decrease) in units outstanding      (2,209,188)      2,454,126     (2,683,834)      (474,874)      (1,124,546)
Beginning units                                2,209,188       4,063,851      2,683,834      2,124,084        5,688,860
                                           -------------   -------------   ------------   ------------   --------------
Ending units                                           -       6,517,977              -      1,649,210        4,564,314
                                           =============   =============   ============   ============   ==============
                                             Large Cap       Large Cap      Large Cap       Mid Cap          Mid Cap
                                             Composite         Growth         Value          Growth           Value
                                             Portfolio       Portfolio      Portfolio      Portfolio        Portfolio
                                             (Class 2)       (Class 2)      (Class 2)      (Class 2)        (Class 2)
                                           -------------    ------------   ------------   ------------     ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $     12,383     $  (727,875)   $    32,559    $  (623,928)     $  (431,381)
 Net realized gains (losses)                 (1,029,401)      1,395,407       (576,214)    (1,417,497)      (2,586,108)
 Change in net unrealized appreciation
  (depreciation) of investments                 518,121       6,119,460      6,188,938     11,047,775       10,783,391
                                           ------------     -----------    -----------    -----------      -----------
  Increase (decrease) in net assets
   from operations                             (498,897)      6,786,992      5,645,283      9,006,350        7,765,902
                                           ------------     -----------    -----------    -----------      -----------
From capital transactions:
 Net proceeds from units sold                    14,400          71,329         72,553         55,422           61,917
 Cost of units redeemed                        (900,100)     (8,409,878)    (8,485,633)    (7,120,458)      (7,628,218)
 Net transfers                              (12,559,511)      9,738,440       (719,197)    (2,060,833)        (476,182)
 Contract maintenance charge                     (1,816)        (12,906)       (12,119)       (10,727)         (13,007)
                                           ------------     -----------    -----------    -----------      -----------
  Increase (decrease) in net assets from
   capital transactions                     (13,447,027)      1,386,985     (9,144,396)    (9,136,596)      (8,055,490)
                                           ------------     -----------    -----------    -----------      -----------
Increase (decrease) in net assets           (13,945,924)      8,173,977     (3,499,113)      (130,246)        (289,588)
Net assets at beginning of period            13,945,924      49,188,197     54,558,994     42,612,099       48,200,122
                                           ------------     -----------    -----------    -----------      -----------
Net assets at end of period                $          -     $57,362,174    $51,059,881    $42,481,853      $47,910,534
                                           ============     ===========    ===========    ===========      ===========
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                       1,576           7,545          5,244          2,953            2,711
 Units redeemed                                (104,965)       (893,215)      (621,724)      (385,499)        (341,714)
 Units transferred                           (1,407,469)      1,073,670        (61,604)      (114,074)         (24,637)
                                           ------------     -----------    -----------    -----------      -----------
Increase (decrease) in units outstanding     (1,510,858)        188,000       (678,084)      (496,620)        (363,640)
Beginning units                               1,510,858       5,310,428      4,012,562      2,408,595        2,228,830
                                           ------------     -----------    -----------    -----------      -----------
Ending units                                          -       5,498,428      3,334,478      1,911,975        1,865,190
                                           ============     ===========    ===========    ===========      ===========

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2011
                                  (continued)

                                                           Balanced      Conservative                    Moderate
                                            Small Cap       Growth          Growth         Growth         Growth
                                            Portfolio      Strategy        Strategy       Strategy       Strategy
                                            (Class 2)      (Class 3)      (Class 3)       (Class 3)      (Class 3)
                                           ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $  (542,779)  $    603,029   $     430,304   $   (389,573)  $     90,625
 Net realized gains (losses)                  (610,929)    (3,454,314)       (820,666)    (3,485,757)    (1,687,723)
 Change in net unrealized appreciation
  (depreciation) of investments              7,227,369      9,779,730       5,049,805     12,532,495     14,327,746
                                           ------------   ------------   ------------   ------------   ------------
  Increase (decrease) in net assets
   from operations                           6,073,661      6,928,445       4,659,443      8,657,165     12,730,648
                                           ------------   ------------   ------------   ------------   ------------
From capital transactions:
 Net proceeds from units sold                   68,435        609,896         385,781        443,534      1,519,501
 Cost of units redeemed                     (5,421,361)   (11,468,863)     (8,530,101)    (6,385,635)   (13,258,757)
 Net transfers                              (2,120,120)      (141,672)      2,738,794     (4,674,524)    (1,309,450)
 Contract maintenance charge                    (8,977)       (21,335)        (10,937)       (30,953)       (35,551)
                                           ------------   ------------   ------------   ------------   ------------
  Increase (decrease) in net assets from
   capital transactions                     (7,482,023)   (11,021,974)     (5,416,463)   (10,647,578)   (13,084,257)
                                           ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets           (1,408,362)    (4,093,529)       (757,020)    (1,990,413)      (353,609)
Net assets at beginning of period           38,556,747     77,079,921      56,736,164     79,019,261    117,437,570
                                           ------------   ------------   ------------   ------------   ------------
Net assets at end of period                $37,148,385   $ 72,986,392   $  55,979,144   $ 77,028,848   $117,083,961
                                           ============   ============   ============   ============   ============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                      6,122         31,927          21,360         23,263         77,023
 Units redeemed                               (464,019)      (627,719)       (480,579)      (339,002)      (714,580)
 Units transferred                            (196,204)       (15,519)        162,623       (286,794)       (73,242)
                                           ------------   ------------   ------------   ------------   ------------
Increase (decrease) in units outstanding      (654,101)      (611,311)       (296,596)      (602,533)      (710,799)
Beginning units                              3,332,561      4,322,955       3,202,846      4,249,562      6,431,402
                                           ------------   ------------   ------------   ------------   ------------
Ending units                                 2,678,460      3,711,644       2,906,250      3,647,029      5,720,603
                                           ============   ============   ============   ============   ============
                                                                          Allocation
                                            Allocation     Allocation      Moderate      Allocation        Cash
                                             Balanced        Growth         Growth        Moderate      Management
                                             Portfolio      Portfolio      Portfolio      Portfolio      Portfolio
                                             (Class 3)      (Class 3)      (Class 3)      (Class 3)      (Class 3)
                                           ------------   ------------   ------------   ------------   ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $    618,078   $   (590,749)  $   (313,745)  $    413,827   $   (739,581)
 Net realized gains (losses)                 (1,715,269)    (7,919,073)    (9,670,820)    (5,647,241)      (924,322)
 Change in net unrealized appreciation
  (depreciation) of investments              17,843,414     24,801,186     72,693,140     30,879,607        668,761
                                           ------------   ------------   ------------   ------------   ------------
  Increase (decrease) in net assets
   from operations                           16,746,223     16,291,364     62,708,575     25,646,193       (995,142)
                                           ------------   ------------   ------------   ------------   ------------
From capital transactions:
 Net proceeds from units sold                 1,204,074        493,690      4,148,201        891,690      1,146,709
 Cost of units redeemed                     (15,802,459)   (14,480,363)   (33,713,573)   (21,414,735)   (14,050,021)
 Net transfers                               10,246,573     (7,149,650)    (7,347,885)       544,442      8,474,617
 Contract maintenance charge                    (23,812)       (48,955)      (100,828)       (46,152)       (12,338)
                                           ------------   ------------   ------------   ------------   ------------
  Increase (decrease) in net assets from
   capital transactions                      (4,375,624)   (21,185,278)   (37,014,085)   (20,024,755)    (4,441,033)
                                           ------------   ------------   ------------   ------------   ------------
Increase (decrease) in net assets            12,370,599     (4,893,914)    25,694,490      5,621,438     (5,436,175)
Net assets at beginning of period           168,207,813    130,865,747    536,848,452    246,739,218     50,844,383
                                           ------------   ------------   ------------   ------------   ------------
Net assets at end of period                $180,578,412   $125,971,833   $562,542,942   $252,360,656   $ 45,408,208
                                           ============   ============   ============   ============   ============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                     106,653         45,251        389,370         81,914        105,720
 Units redeemed                              (1,412,455)    (1,353,125)    (3,166,444)    (1,947,940)    (1,315,490)
 Units transferred                              978,047       (738,427)      (769,285)         8,579        793,590
                                           ------------   ------------   ------------   ------------   ------------
Increase (decrease) in units outstanding       (327,755)    (2,046,301)    (3,546,359)    (1,857,447)      (416,180)
Beginning units                              15,345,426     12,487,431     50,871,118     22,741,864      4,707,536
                                           ------------   ------------   ------------   ------------   ------------
Ending units                                 15,017,671     10,441,130     47,324,759     20,884,417      4,291,356
                                           ============   ============   ============   ============   ============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2011
                                  (continued)

                                                               Focus
                                            Diversified     Growth and       Focus          Focus
                                            Fixed Income      Income         Growth        TechNet      Focus Value
                                             Portfolio       Portfolio     Portfolio      Portfolio      Portfolio
                                             (Class 3)       (Class 3)     (Class 3)      (Class 3)      (Class 3)
                                           -------------   ------------   ------------  ------------   ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $     579,107   $     63,022   $  (658,323)  $   (104,666)  $     79,655
 Net realized gains (losses)                   1,154,432     (4,412,072)      986,234      3,276,386     (1,010,075)
 Change in net unrealized appreciation
  (depreciation) of investments                  527,773      4,132,279    14,251,772     (1,520,613)     3,925,736
                                           -------------   ------------   ------------  ------------   ------------
  Increase (decrease) in net assets
   from operations                             2,261,312       (216,771)   14,579,683      1,651,107      2,995,316
                                           -------------   ------------   ------------  ------------   ------------
From capital transactions:
 Net proceeds from units sold                    332,508         11,647       209,280         19,729        213,826
 Cost of units redeemed                       (6,374,245)      (733,831)   (6,970,687)      (634,098)    (3,266,816)
 Net transfers                                   753,678    (18,424,473)   31,916,623    (18,238,299)      (112,869)
 Contract maintenance charge                      (8,991)        (2,968)      (19,233)        (2,677)        (8,720)
                                           -------------   ------------   ------------  ------------   ------------
  Increase (decrease) in net assets from
   capital transactions                       (5,297,050)   (19,149,625)   25,135,983    (18,855,345)    (3,174,579)
                                           -------------   ------------   ------------  ------------   ------------
Increase (decrease) in net assets             (3,035,738)   (19,366,396)   39,715,666    (17,204,238)      (179,263)
Net assets at beginning of period             52,512,551     19,366,396    21,752,321     17,204,238     25,664,219
                                           -------------   ------------   ------------  ------------   ------------
Net assets at end of period                $  49,476,813   $          -   $61,467,987   $          -   $ 25,484,956
                                           =============   ============   ============  ============   ============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                       23,301          1,339        23,558          3,541         12,976
 Units redeemed                                 (458,920)       (86,334)     (794,050)      (118,156)      (198,167)
 Units transferred                                52,586     (1,990,971)    4,116,022     (3,137,141)        (7,754)
                                           -------------   ------------   ------------  ------------   ------------
Increase (decrease) in units outstanding        (383,033)    (2,075,966)    3,345,530     (3,251,756)      (192,945)
Beginning units                                3,906,220      2,075,966     2,836,412      3,251,756      1,602,759
                                           -------------   ------------   ------------  ------------   ------------
Ending units                                   3,523,187              -     6,181,942              -      1,409,814
                                           =============   ============   ============  ============   ============
                                            International    Large Cap     Large Cap     Large Cap      Mid Cap
                                               Equity        Composite       Growth        Value         Growth
                                              Portfolio      Portfolio     Portfolio     Portfolio     Portfolio
                                              (Class 3)      (Class 3)     (Class 3)     (Class 3)     (Class 3)
                                           --------------   -----------   -----------   -----------   -----------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $      (50,529)  $     1,080   $  (520,682)  $    18,863   $  (471,452)
 Net realized gains (losses)                   (4,667,815)   (1,397,110)     (178,471)   (1,252,084)   (1,555,126)
 Change in net unrealized appreciation
  (depreciation) of investments                11,523,876     1,092,114     5,521,409     4,970,424     9,163,129
                                           --------------   -----------   -----------   -----------   -----------
  Increase (decrease) in net assets
   from operations                              6,805,532      (303,916)    4,822,256     3,737,203     7,136,551
                                           --------------   -----------   -----------   -----------   -----------
From capital transactions:
 Net proceeds from units sold                     293,743         3,511       156,071       278,386       106,189
 Cost of units redeemed                        (5,079,709)     (301,624)   (5,178,215)   (4,248,194)   (4,461,138)
 Net transfers                                   (933,003)   (8,927,338)    6,953,542      (710,551)   (1,450,323)
 Contract maintenance charge                      (12,749)       (1,044)      (10,070)       (9,064)       (9,637)
                                           --------------   -----------   -----------   -----------   -----------
  Increase (decrease) in net assets from
   capital transactions                        (5,731,718)   (9,226,495)    1,921,328    (4,689,423)   (5,814,909)
                                           --------------   -----------   -----------   -----------   -----------
Increase (decrease) in net assets               1,073,814    (9,530,411)    6,743,584      (952,220)    1,321,642
Net assets at beginning of period              45,058,335     9,530,411    33,756,726    34,221,328    32,477,087
                                           --------------   -----------   -----------   -----------   -----------
Net assets at end of period                $   46,132,149   $         -   $40,500,310   $33,269,108   $33,798,729
                                           ==============   ===========   ===========   ===========   ===========
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                        30,903           414        16,452        20,538         5,593
 Units redeemed                                  (528,166)      (34,908)     (543,649)     (309,572)     (236,376)
 Units transferred                               (109,796)     (997,502)      766,016       (54,102)      (83,215)
                                           --------------   -----------   -----------   -----------   -----------
Increase (decrease) in units outstanding         (607,059)   (1,031,996)      238,819      (343,136)     (313,998)
Beginning units                                 4,927,680     1,031,996     3,644,911     2,523,085     1,834,874
                                           --------------   -----------   -----------   -----------   -----------
Ending units                                    4,320,621             -     3,883,730     2,179,949     1,520,876
                                           ==============   ===========   ===========   ===========   ===========

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2011
                                  (continued)

                                                                                              American
                                                                                            Funds Global
                                                                                               Growth          American
                                                Mid Cap        Real Return    Small Cap         SAST         Funds Growth
                                            Value Portfolio     Portfolio     Portfolio      Portfolio      SAST Portfolio
                                               (Class 3)        (Class 3)     (Class 3)      (Class 3)        (Class 3)
                                           ----------------   ------------   -----------   -------------   ---------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $       (326,445)  $   (173,322)  $  (434,415)  $    (106,569)  $       (81,219)
 Net realized gains (losses)                     (3,286,142)       708,577      (978,571)        580,649           436,248
 Change in net unrealized appreciation
  (depreciation) of investments                   9,430,787        493,475     6,479,629       1,635,184           754,324
                                           ----------------   ------------   -----------   -------------   ---------------
  Increase (decrease) in net assets
   from operations                                5,818,200      1,028,730     5,066,643       2,109,264         1,109,353
                                           ----------------   ------------   -----------   -------------   ---------------
From capital transactions:
 Net proceeds from units sold                       133,404        509,989       155,262         211,467           136,289
 Cost of units redeemed                          (4,647,718)    (5,470,825)   (4,104,432)     (1,187,058)         (561,378)
 Net transfers                                   (1,532,395)    (1,398,829)   (2,041,200)        415,623           141,674
 Contract maintenance charge                        (11,668)        (4,407)       (9,148)         (1,693)             (975)
                                           ----------------   ------------   -----------   -------------   ---------------
  Increase (decrease) in net assets from
   capital transactions                          (6,058,377)    (6,364,072)   (5,999,518)       (561,661)         (284,390)
                                           ----------------   ------------   -----------   -------------   ---------------
Increase (decrease) in net assets                  (240,177)    (5,335,342)     (932,875)      1,547,603           824,963
Net assets at beginning of period                36,058,406     39,555,958    31,686,324      12,028,539         6,239,986
                                           ----------------   ------------   -----------   -------------   ---------------
Net assets at end of period                $     35,818,229   $ 34,220,616   $30,753,449   $  13,576,142   $     7,064,949
                                           ================   ============   ===========   =============   ===============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                           5,755         44,118        13,321          19,909            13,055
 Units redeemed                                    (209,312)      (479,398)     (348,859)       (112,278)          (60,925)
 Units transferred                                  (68,743)      (125,086)     (183,586)         41,871            15,614
                                           ----------------   ------------   -----------   -------------   ---------------
Increase (decrease) in units outstanding           (272,300)      (560,366)     (519,124)        (50,498)          (32,256)
Beginning units                                   1,676,182      3,504,191     2,740,042       1,158,694           666,777
                                           ----------------   ------------   -----------   -------------   ---------------
Ending units                                      1,403,882      2,943,825     2,220,918       1,108,196           634,521
                                           ================   ============   ===========   =============   ===============
                                                                                                VIP
                                                                 VIP             VIP         Investment
                                            American Funds    Contrafund    Equity-Income    Grade Bond    VIP Mid Cap
                                            Growth-Income     Portfolio       Portfolio      Portfolio      Portfolio
                                            SAST Portfolio     (Service       (Service        (Service      (Service
                                              (Class 3)        Class 2)       Class 2)        Class 2)      Class 2)
                                           ---------------   -----------   --------------   -----------   ------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $       (39,767)  $   (47,234)  $       (1,030)  $   693,426   $   (271,778)
 Net realized gains (losses)                        18,335       839,970          143,011     2,298,237      1,369,600
 Change in net unrealized appreciation
  (depreciation) of investments                    930,373       546,161        1,339,894    (1,288,360)     2,723,224
                                           ---------------   -----------   --------------   -----------   ------------
  Increase (decrease) in net assets
   from operations                                 908,941     1,338,897        1,481,875     1,703,303      3,821,046
                                           ---------------   -----------   --------------   -----------   ------------
From capital transactions:
 Net proceeds from units sold                      148,185        64,817           93,610       288,666        304,272
 Cost of units redeemed                           (720,271)     (532,867)        (714,426)   (3,269,990)    (1,473,434)
 Net transfers                                     574,353       (18,211)        (225,007)    4,594,671       (169,880)
 Contract maintenance charge                        (1,237)       (1,195)          (1,375)       (4,731)        (2,615)
                                           ---------------   -----------   --------------   -----------   ------------
  Increase (decrease) in net assets from
   capital transactions                              1,030      (487,456)        (847,198)    1,608,616     (1,341,657)
                                           ---------------   -----------   --------------   -----------   ------------
Increase (decrease) in net assets                  909,971       851,441          634,677     3,311,919      2,479,389
Net assets at beginning of period                7,585,712     8,053,947       10,982,362    37,096,964     18,769,046
                                           ---------------   -----------   --------------   -----------   ------------
Net assets at end of period                $     8,495,683   $ 8,905,388   $   11,617,039   $40,408,883   $ 21,248,435
                                           ===============   ===========   ==============   ===========   ============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                         16,522         7,621           12,058        25,422         30,026
 Units redeemed                                    (79,466)      (61,198)         (89,040)     (287,135)      (143,308)
 Units transferred                                  65,883            91          (20,231)      401,842        (28,016)
                                           ---------------   -----------   --------------   -----------   ------------
Increase (decrease) in units outstanding             2,939       (53,486)         (97,213)      140,129       (141,298)
Beginning units                                    835,747       944,950        1,363,328     3,344,732      1,970,517
                                           ---------------   -----------   --------------   -----------   ------------
Ending units                                       838,686       891,464        1,266,115     3,484,861      1,829,219
                                           ===============   ===========   ==============   ===========   ============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                      STATEMENTS OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                 APRIL 30, 2011
                                  (continued)

                                                                T. Rowe Price
                                                                  Blue Chip      T. Rowe Price
                                              VIP Overseas         Growth        Equity Income
                                               Portfolio          Portfolio        Portfolio
                                           (Service Class 2)     (Class II)       (Class II)
                                           -----------------   --------------   --------------
INCREASE (DECREASE) IN NET ASSETS:
From operations:
 Net investment income (loss)              $         (45,248)  $      (61,142)  $       (7,925)
 Net realized gains (losses)                         220,788          492,268          206,239
 Change in net unrealized appreciation
  (depreciation) of investments                    2,427,923          190,117        1,130,206
                                           -----------------   --------------   --------------
  Increase (decrease) in net assets
   from operations                                 2,603,463          621,243        1,328,520
                                           -----------------   --------------   --------------
From capital transactions:
 Net proceeds from units sold                         98,458          128,588          123,302
 Cost of units redeemed                             (728,184)        (404,982)        (834,566)
 Net transfers                                       669,606          104,394          587,541
 Contract maintenance charge                          (1,567)            (506)          (1,528)
                                           -----------------   --------------   --------------
  Increase (decrease) in net assets from
   capital transactions                               38,313         (172,506)        (125,251)
                                           -----------------   --------------   --------------
Increase (decrease) in net assets                  2,641,776          448,737        1,203,269
Net assets at beginning of period                 10,859,575        3,901,806       11,776,667
                                           -----------------   --------------   --------------
Net assets at end of period                $      13,501,351   $    4,350,543   $   12,979,936
                                           =================   ==============   ==============
ANALYSIS OF INCREASE (DECREASE)
 IN UNITS OUTSTANDING:
 Units sold                                           13,815           13,979           14,646
 Units redeemed                                      (95,889)         (42,631)         (97,826)
 Units transferred                                    96,245           10,237           72,551
                                           -----------------   --------------   --------------
Increase (decrease) in units outstanding              14,171          (18,415)         (10,629)
Beginning units                                    1,516,839          438,740        1,344,788
                                           -----------------   --------------   --------------
Ending units                                       1,531,010          420,325        1,334,159
                                           =================   ==============   ==============

    The accompanying notes are an integral part of the financial statements.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

1.   ORGANIZATION

     Variable Annuity Account Five of SunAmerica Annuity and Life Assurance Company (the "Separate Account") is an investment account of SunAmerica Annuity and Life Assurance Company (the "Company"). The Company is a direct wholly owned subsidiary of SunAmerica Life Insurance Company, which is a subsidiary of SAFG Retirement Services, Inc. (formerly known as AIG Retirement Services, Inc.), the retirement services and asset management organization within American International Group, Inc. ("American International Group"). American International Group is a holding company which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities, financial services, retirement savings, and asset management. AIG Retirement Services, Inc. changed its name to SAFG Retirement Services, Inc. on June 10, 2010. The Separate Account is registered as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, as amended.

     The Separate Account offers the following variable annuity products:
     Seasons, Seasons Select, Seasons Select II, Seasons Advisor, Seasons Triple Elite, Seasons Advisor II, Seasons Preferred Solution, Seasons Elite, Seasons Advisor III, and Seasons Advantage.

     The Separate Account contracts are sold through the Company's affiliated broker-dealers, independent broker-dealers, full-service securities firms and financial institutions. The distributor of these contracts is SunAmerica Capital Services, Inc., an affiliate of the Company. No underwriting fees are paid in connection with the distribution of the contracts.

     The Separate Account is composed of a total of forty-four variable portfolios and twelve variable strategies of different classes (the "Variable Accounts"). Each of the Variable Accounts is invested solely in the shares of one of the following: (1) the twelve Class 1, Class 2, and Class 3 multi-managed variable investment strategies (the "Seasons Strategies"), twenty-five Class 1, Class 2, and Class 3 variable portfolios (the "Select Portfolios"), five Class 1, Class 2, and Class 3 focused portfolios (the "Focused Portfolios"), and four Class 3 managed allocation portfolios (the "Managed Allocation Portfolios"), each with a distinct investment objective, of the Seasons Series Trust (the "Seasons Trust"),
     (2) the three currently available Class 3 investment portfolios of the SunAmerica Series Trust (the "SunAmerica Trust"), (3) the five currently available Service Class 2 investment portfolios of the Fidelity Variable Insurance Products (the "Fidelity Products"), or (4) the two currently available Class II investment portfolios of the T. Rowe Price Equity Series, Inc. (the "T. Rowe Price Series"). The Seasons Strategies are comprised of Growth, Moderate Growth, Balanced Growth, and Conservative Growth. Each strategy invests in the shares of a designated multi-managed portfolio as well as in the shares of two other portfolios of the Seasons Trust. Each of the Select Portfolios, Managed Allocation Portfolios, and Focused Portfolios is invested solely in the shares of a designated portfolio of the Seasons Trust. The Seasons Trust, SunAmerica Trust, Fidelity Products, and T. Rowe Price Series are diversified, open-ended investment companies, which retain investment advisors to assist in their

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

1.   ORGANIZATION (continued)

     investment activities. The Seasons Trust and the SunAmerica Trust are affiliated investment companies. The contract holder may elect to have investments allocated to the guaranteed-interest funds of the company (the "General Account"), which are not a part of the Separate Account. The products offer investments in different classes of shares of the portfolios of the Trusts. The primary difference between the classes is that the Class 2 shares of the Seasons Trust are subject to 12b-1 fees of 0.15%, the Class 3 shares of the Seasons Trust, the Class 3 shares of the SunAmerica Trust, the Service Class 2 shares of the Fidelity Products and the Class II shares of the T. Rowe Price Series are subject to 12b-1 fees of 0.25%, of each classes' average daily net assets, while the Class 1 shares of the Seasons Trust are not subject to 12b-1 fees. The financial Statements include balances allocated by the participant to the Variable Accounts and do not include balances allocated to the General Account

     On October 1, 2010 the Focus Technet Portfolio of the Seasons Trust was merged with and into the Focus Growth Portfolio. On that date, all assets and liabilities of the Focus Technet Portfolio were transferred to the Focus Growth Portfolio in exchange for shares of the Focus Growth Portfolio with the same net assets value as the net assets transferred. The unit value of each Variable Account remained the same and the merger was a tax-free reorganization.

     On October 1, 2010 the Large Cap Composite Portfolio of the Seasons Trust was merged with and into the Large Cap Growth Portfolio. On that date, all assets and liabilities of the Large Cap Composite Portfolio were transferred to the Large Cap Growth Portfolio in exchange for shares of the Large Cap Growth Portfolio with the same net assets value as the net assets transferred. The unit value of each Variable Account remained the same and the merger was a tax-free reorganization.

     On October 1, 2010 the Focus Growth & Income Portfolio of the Seasons Trust was merged with and into the Focus Growth Portfolio. On that date, all assets and liabilities of the Focus Growth & Income Portfolio were transferred to the Focus Growth Portfolio in exchange for shares of the Focus Growth Portfolio with the same net assets value as the net assets transferred. The unit value of each Variable Account remained the same and the merger was a tax-free reorganization.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     INVESTMENT ACCOUNTING AND VALUATION: The investments are stated at the net asset value of each of the portfolios of the Trusts as determined at the close of the business day. Purchases and sales of shares of the portfolios are valued at the net asset values of such portfolios, which value their investment securities at fair value, on the date the shares are purchased or sold. Dividends and capital gains distributions are recorded on the ex-distribution date. Realized gain and losses on the sale of investments in the Trusts are

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     recognized at the date of sale and are determined on a first-in, first-out basis. Accumulation unit values are computed daily based on total net assets of the portfolios.

     FEDERAL INCOME TAXES: The Company qualifies for federal income tax treatment grated to life insurance companies under subchapter L of the Internal Revenue Service Code (the "Code"). The operations of the Separate Account are part of the total operations of the Company and are not taxed separately. Under the current provision of the Code, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent that the earnings are credited under the contracts. Based on this, no charge is being made currently to the Separate Account for federal income taxes. The Separate Account is not treated as a regulated investment company under the Code.

     USE OF ESTIMATES: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates.

     RESERVES FOR CONTRACTS IN PAYOUT (ANNUITIZATION) PERIOD: Net assets allocated to contracts in the payout period are based on the Annuity 2000 Mortality Table depending on the calendar year of annuitization as well as other assumptions, including provisions for the risk of adverse deviation from assumptions. An assumed interest rate of 3.5% is used in determining annuity payments for all products.

     The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of the annuitant than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company. Transfers are recorded as cost of units redeemed or as net proceeds from units sold in the accompanying Statements of Changes in Net Assets.

     Annuity benefit payments are recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets.

3.   FAIR VALUE MEASUREMENTS

     Assets and liabilities recorded at fair value in the Separate Account statements of assets and liabilities are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of inputs available in the marketplace used to measure the fair values as discussed below. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

3.   FAIR VALUE MEASUREMENTS (continued)

     significant to the fair value measurement in its entirety. The Separate Account's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgments. In making the assessment, the Separate Account considers factors specific to the asset or liability.

     Level 1 - Fair value measurements that are quoted prices (unadjusted) in active markets that the Separate Account has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Separate Account does not adjust the quoted price for such instruments. Assets and liabilities measured at fair value on a recurring basis and classified as Level 1 include government and agency securities, actively traded listed common stocks and derivative contracts, most separate account assets, and most mutual funds.

     Level 2 - Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liability in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Assets and liabilities measured at fair value on a recurring basis and classified as Level 2 generally include certain government securities, most investment-grade and high-yield corporate bonds, certain asset backed securities, certain listed equities, state, municipal and provincial obligations, hybrid securities, and derivative contracts.

     Level 3 - Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the asset or liability. Assets and liabilities measured at fair value on a recurring basis and classified as Level 3 principally include fixed maturities.

     The Separate Account assets measured at fair value as of April 30, 2012 consist of investments in trusts, which are registered and open-end mutual funds that generally trade daily and are measured at fair value using quoted prices in active markets for identical assets, which are classified as Level 1 as of April 30, 2012 and for the year then ended. The Separate Account had no liabilities as of April 30, 2012. See the Schedules of Portfolio Investments for the table presenting information about assets measured at fair value on a recurring basis at April 30, 2012, and respective hierarchy levels.

4.   CHARGES AND DEDUCTIONS

     Charges and deductions are applied against the current value of the Separate Account and are paid as follows:

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

4.   CHARGES AND DEDUCTIONS (continued)

     WITHDRAWAL CHARGE: Each contract provides that in the event that a contract holder withdraws all or a portion of the contract value during the surrender charge period, withdrawal charges may be assessed on the excess of the free withdrawal amounts as defined in the contract. The withdrawal charges are based on tables of charges applicable to the specific contracts, with a maximum charge of up to 9% (applicable to contracts with the Seasons Rewards) of any amount withdrawn that exceeds the free withdrawal amount. Withdrawal charges are recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets. There are no withdrawal charges under the Seasons Advisor, Seasons Advisor II, and Seasons Advisor III contracts.

     CONTRACT MAINTENANCE CHARGE: An annual contract maintenance charge of $30 or $35 (which may vary based on state) is charged against certain contracts, which reimburses the Company for expenses incurred in establishing and maintaining records relating to the contract. The contract maintenance charge is assessed on each anniversary during the accumulation phase. In the event that a total surrender of contract value is made, the entire charge is assessed as of the date of surrender, and deducted from that withdrawal. The contract maintenance charge is recorded as a charge in the Statements of Changes in Net Assets. There are no contract maintenance charges under the Seasons Advisor and Seasons Advisor II contracts.

     SEPARATE ACCOUNT ANNUAL CHARGE: The Company deducts a separate account annual charge comprised of mortality and expense risk charges and distribution expense charges, computed on a daily basis. Separate Account annual charges are recorded as a charge in the Statements of Operations. The total annual rates of the net asset value of each Seasons Strategy/Select Portfolio/Managed Allocation Portfolio/Focused Portfolio, depending on any optional death benefits elected for each product, are as follows: Seasons 1.40%, Seasons Select 1.40% or 1.52%, Seasons Select II 1.40%, 1.55%, 1.65%, 1.80%, or 2.05%, Seasons Advisor 1.40% or 1.65%,
     Seasons Triple Elite 1.55%, 1.70%, or 1.95%, Seasons Advisor II 1.55%, 1.70%, or 1.95%, Seasons Preferred Solution 1.15%, 1.40%, 1.55%, 1.65%,
     1.80%, or 2.05%, Seasons Elite 1.55%, 1.75%, 2.00%, or 2.20%, Seasons
     Advisor III 1.65%, 1.85%, or 2.30%, and Seasons Advantage 1.65%, 1.90%, or 2.30%. The mortality risk charge is compensation for the mortality risks assumed by the Company from its contractual obligations to make annuity payments after the contract has annuitized for the life of the annuitant and to provide the standard death benefit. The expense risk charge is compensation for assuming the risk that the current contract administration charges will be insufficient in the future to cover the cost of administering the contract. The distribution expense charge is deducted at an annual rate of 0.15% of the net asset value of each Strategy or Portfolio and is included in the respective separate account annual charge rate. This charge is for all expenses associated with the distribution of the contract. If this charge is not sufficient to cover the cost of distributing the contract, the Company will bear the loss.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

4.   CHARGES AND DEDUCTIONS (continued)

     TRANSFER FEE: A transfer fee of $25 ($10 in Pennsylvania and Texas, depending on the contract provisions) may be assessed on each transfer of funds in excess of the maximum transactions allowed within a contract year and is recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets.

     INCOME PROTECTOR FEE: The optional Income Protector Program, offered in Seasons Select, Seasons Select II, and Seasons Triple Elite, provides a guaranteed fixed minimum retirement income upon annuitization. The fee is 0.10% of the Income Benefit Base deducted annually from the contract value, and is recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets. The Income Benefit Base is calculated using the contract value on the effective date of the enrollment in the program and then each subsequent contract anniversary, adjusted for the applicable growth rates, purchase payments, proportional withdrawals, fees, and charges.

     SEASONS PROMISE FEE: The optional Seasons Promise Program offered is Seasons Select II, Seasons Triple Elite, Seasons Preferred Solution, and Seasons Elite provides a guaranteed minimum contract value at the end of ten full contract years. The fee ranges from 0.25% to 0.65% of the contract value less purchase payments received after the 90th day from the contract issue date. The fee is deducted quarterly from the contract value during the first ten full contract years, and is recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets.

     MARKETLOCK, MARKETLOCK FOR TWO, MARKETLOCK FOR LIFE PLUS, MARKETLOCK INCOME PLUS, MARCKETLOCK FOR LIFE, AND SEASONS INCOME REWARDS FEE: The optional MarketLock, MarketLock for Two, MarketLock for Life Plus, MarketLock Income Plus, MarketLock for Life, and Seasons Income Rewards features provide a guaranteed withdrawal stream by locking in market gains during an applicable evaluation period. The MarketLock feature is offered in Seasons Select II, Seasons Preferred Solution, Seasons Triple Elite, Seasons Elite, and Seasons Advantage. The Seasons Income Rewards feature is offered in Seasons Select II, Seasons Preferred Solution, Seasons Triple Elite, and Seasons Elite. The MarketLock for Two feature is offered in Seasons Preferred Solution, Seasons Elite, Seasons Triple Elite, and Seasons Select
     II. The annual fee is 0.65% for MarketLock, 0.40% for MarketLock for Two prior to the first withdrawal and 0.80% after the first withdrawal and 0.65% for Seasons Income Rewards in years 0-7 and 0.45% in years 8-10, of the Maximum Anniversary Value Benefit Base or Withdrawal Benefit Base (as described below), deducted quarterly from the contract value and is recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets. The Maximum Anniversary Value Benefit Base for MarketLock and MarketLock for Two is calculated as the greater of eligible purchase payments received during the first two years, adjusted for withdrawals or the maximum anniversary date contract value occurring in the first ten contract years, adjusted for withdrawals. The Withdrawal Benefit Base for Seasons Income Rewards is calculated as eligible purchase payments adjusted for withdrawals received during the first 90 days.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

4.   CHARGES AND DEDUCTIONS (continued)

     The MarketLock for Life Plus and MarketLock Income Plus features are offered in Seasons Select II, Seasons Preferred Solution, Seasons Elite, Seasons Advisor III, and Seasons Advantage. The annual fee ranges from 0.65% to 0.95% for one covered person or from 0.90% to 1.25% for two covered persons for MarketLock for Life Plus and ranges from 0.95% to 1.10% for one covered person and 1.20% to 1.35% for two covered persons for MarketLock Income Plus, of the Income Base, deducted quarterly from the contract value and recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets. The Income Base for MarketLock for Life Plus and MarketLock Income Plus is calculated as the greater of purchase payments made in the first contract year and purchase payments made in contract years 2-5, capped at 100% of purchase payments made in the first year plus a bonus, if eligible, or the highest anniversary date contract value less purchase payments in years 2-5 over the first year purchase payments.

     The MarketLock for Life feature is offered in Seasons Select II, Seasons Preferred Solution, Seasons Advantage, and Seasons Elite. The annual fee is 0.70% for one covered person and 0.95% for two covered persons, of the Maximum Anniversary Value Benefit Base, deducted quarterly from the contract value and recorded as cost of units redeemed in the accompanying Statements of Changes in Net Assets. The Maximum Anniversary Value Benefit Base for MarketLock for Life is calculated as the greater of purchase payments made in the first contract year and purchase payments made in contract years 2-5, capped at 100% of purchase payments made in the first year plus, or the highest anniversary date contract value less purchase payments in year 2-5 over the first year purchase payments.

     PREMIUM TAXES: Certain states charge the Company a premium tax on purchase payments up to a maximum of 3.5%. Some states assess premium taxes at the time purchase payments are made; whereas some states assess premium taxes at the time annuity payments begin or at the time of surrender. There are certain states that do not assess premium taxes. The Company currently deducts premium taxes upon annuitization; however, it reserves the right to deduct premium taxes when a purchase payment in made or upon surrender of the contract. Premium taxes are deducted from purchases when a contract annuitizes in the Statements of Changes in Net Assets.

     SEPARATE ACCOUNT INCOME TAXES: The Company currently does not maintain a provision for taxes, but has reserved the right to establish such a provision for taxes in the future if it determines, in its sole discretion, that it will incur a tax as a result of the operation of the Separate Account.

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

5.   PURCHASES AND SALES OF INVESTMENTS (continued)

     The aggregate cost of the Trusts' shares acquired and the aggregate proceeds from shares sold during the year ended April 30, 2012 consist of the following:

                                                          Cost of Shares   Proceeds from
Variable Account:                                            Acquired       Shares Sold
-----------------                                         ---------------  --------------
SEASONS TRUST:
Asset Allocation: Diversified Growth Portfolio (Class 1)  $     2,339,350  $   5,721,429
Multi-Managed Growth Portfolio (Class 1)                          370,408      2,639,006
Multi-Managed Income Portfolio (Class 1)                        1,881,083      3,065,517
Multi-Managed Income/Equity Portfolio (Class 1)                 1,434,370      2,920,802
Multi-Managed Moderate Growth Portfolio (Class 1)               1,248,154      3,836,557
Stock Portfolio (Class 1)                                         941,222      5,581,944
Cash Management Portfolio (Class 1)                               826,348        729,632
Diversified Fixed Income Portfolio (Class 1)                    1,791,167      1,568,229
Focus Growth Portfolio (Class 1)                                  642,685      1,811,025
International Equity Portfolio (Class 1)                          143,770        977,837
Large Cap Growth Portfolio (Class 1)                              108,201      1,373,436
Large Cap Value Portfolio (Class 1)                               612,297      1,485,242
Mid Cap Growth Portfolio (Class 1)                                541,625      2,221,544
Mid Cap Value Portfolio (Class 1)                                 267,711      1,494,631
Small Cap Portfolio (Class 1)                                      74,931        767,320
Asset Allocation: Diversified Growth Portfolio (Class 2)        8,876,315     23,268,667
Multi-Managed Growth Portfolio (Class 2)                          849,971      6,984,457
Multi-Managed Income Portfolio (Class 2)                        8,052,702     11,949,088
Multi-Managed Income/Equity Portfolio (Class 2)                 5,607,520     14,809,586
Multi-Managed Moderate Growth Portfolio (Class 2)               5,660,150     17,720,419
Stock Portfolio (Class 2)                                       3,806,715     21,856,003
Cash Management Portfolio (Class 2)                            18,779,384     23,761,203
Diversified Fixed Income Portfolio (Class 2)                   10,976,007     18,658,554
Focus Growth Portfolio (Class 2)                                3,868,381     15,920,049
Focus Value Portfolio (Class 2)                                 1,121,194      6,830,738
International Equity Portfolio (Class 2)                        2,236,414     10,283,369
Large Cap Growth Portfolio (Class 2)                            1,026,940     14,562,170
Large Cap Value Portfolio (Class 2)                             2,200,476     10,986,239
Mid Cap Growth Portfolio (Class 2)                              1,236,051      9,983,577
Mid Cap Value Portfolio (Class 2)                               1,056,157     10,013,185
Small Cap Portfolio (Class 2)                                   1,573,825      7,996,355
Asset Allocation: Diversified Growth Portfolio (Class 3)       11,227,652     20,581,160
Multi-Managed Growth Portfolio (Class 3)                        2,010,284      7,785,511
Multi-Managed Income Portfolio (Class 3)                       11,984,143     12,785,859
Multi-Managed Income/Equity Portfolio (Class 3)                 4,399,305      9,517,396
Multi-Managed Moderate Growth Portfolio (Class 3)               6,543,162     15,156,207

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

5.   PURCHASES AND SALES OF INVESTMENTS (continued)

                                                          Cost of Shares    Proceeds from
Variable Account:                                            Acquired        Shares Sold
-----------------                                         ---------------  --------------
SEASONS TRUST (continued):
Stock Portfolio (Class 3)                                 $     6,011,576  $  19,121,644
Allocation Balanced Portfolio (Class 3)                        25,792,291     32,965,324
Allocation Growth Portfolio (Class 3)                           3,275,010     20,866,759
Allocation Moderate Growth Portfolio (Class 3)                 19,360,936     81,170,346
Allocation Moderate Portfolio (Class 3)                        18,022,698     46,907,067
Cash Management Portfolio (Class 3)                            43,630,232     48,072,264
Diversified Fixed Income Portfolio (Class 3)                   11,352,568     16,725,124
Focus Growth Portfolio (Class 3)                                7,185,314     17,574,916
Focus Value Portfolio (Class 3)                                 1,648,351      5,123,608
International Equity Portfolio (Class 3)                        3,285,307     10,630,986
Large Cap Growth Portfolio (Class 3)                            2,196,036     11,121,256
Large Cap Value Portfolio (Class 3)                             3,372,003      7,818,105
Mid Cap Growth Portfolio (Class 3)                              3,307,367      9,177,137
Mid Cap Value Portfolio (Class 3)                               2,033,567      7,499,826
Real Return Portfolio (Class 3)                                 6,304,780     11,162,115
Small Cap Portfolio (Class 3)                                   1,779,136      8,310,092

SUNAMERICA TRUST (Class 3):
American Funds Global Growth SAST Portfolio               $     1,929,025  $   2,851,640
American Funds Growth SAST Portfolio                            1,890,329      2,533,475
American Funds Growth-Income SAST Portfolio                     2,619,517      2,196,550

FIDELITY TRUST (Service Class 2):
VIP Contrafund Portfolio                                  $     2,630,742  $   2,508,947
VIP Equity-Income Portfolio                                     2,017,634      2,368,217
VIP Investment Grade Bond Portfolio                            12,181,729     13,675,041
VIP Mid Cap Portfolio                                           2,753,328      4,434,571
VIP Overseas Portfolio                                          2,457,190      3,211,730

T. ROWE PRICE TRUST (Class II):
T. Rowe Price Blue Chip Growth Portfolio                  $     3,131,402  $   2,703,599
T. Rowe Price Equity Income Portfolio                           1,906,346      3,023,084

6.   OTHER MATTERS

     The Company is a subsidiary of American International Group. Information on American International Group is publicly available in its regulatory filings with the U.S. Securities and Exchange Commission ("SEC").

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7.  UNIT VALUES

    A summary of unit values and units outstanding for the variable accounts and the expense ratios, excluding expenses of the underlying funds, total return and investment income ratios for the periods ended April 30, 2012, 2011, 2010, 2009 and 2008, follows:

                        At April 30                                           For the Year Ended April 30
-----------------------------------------------------------      ---------------------------------------------------
                          Unit Fair Value                        Expense Ratio     Investment       Total Return
                             Lowest to           Net Assets          Lowest          Income           Lowest to
Year        Units           Highest ($)            ($)           to Highest (1)     Ratio (2)         Highest (3)
-----     ---------       --------------         ----------      --------------    ----------     ------------------

Balanced Growth Strategy (Class 1)
2012      1,100,362       20.73 to 21.06         23,163,549      1.40% to 1.52%       2.30%         3.12% to   3.24%
2011      1,280,412       20.10 to 20.39         26,107,118      1.40% to 1.52%       2.51%        10.52% to  10.65%
2010      1,623,044       18.19 to 18.43         29,905,358      1.40% to 1.52%       3.22%        28.30% to  28.46%
2009      2,048,932       14.18 to 14.35         29,388,835      1.40% to 1.52%       4.40%       -22.41% to -22.32%
2008      2,674,991       18.27 to 18.47         49,393,079      1.40% to 1.52%       2.59%         1.25% to   1.37%

Conservative Growth Strategy (Class 1)
2012        992,206       20.28 to 20.60         20,434,106      1.40% to 1.52%       2.64%         3.49% to   3.61%
2011      1,143,551       19.60 to 19.88         22,728,208      1.40% to 1.52%       2.46%         8.95% to   9.08%
2010      1,392,196       17.99 to 18.23         25,363,867      1.40% to 1.52%       3.37%        25.89% to  26.04%
2009      1,503,401       14.29 to 14.46         21,731,398      1.40% to 1.52%       4.73%       -17.93% to -17.84%
2008      2,033,355       17.41 to 17.60         35,775,496      1.40% to 1.52%       3.29%         0.89% to   1.01%

Growth Strategy (Class 1)
2012      1,148,927       21.85 to 22.20         25,497,869      1.40% to 1.52%       0.98%         1.63% to   1.75%
2011      1,377,338       21.50 to 21.82         30,040,514      1.40% to 1.52%       1.18%        13.85% to  13.98%
2010      1,668,155       18.89 to 19.14         31,920,622      1.40% to 1.52%       1.15%        33.48% to  33.64%
2009      2,178,566       14.15 to 14.32         31,195,450      1.40% to 1.52%       2.45%       -28.80% to -28.72%
2008      2,781,306       19.87 to 20.09         55,871,634      1.40% to 1.52%       1.44%        -0.02% to   0.10%

Moderate Growth Strategy (Class 1)
2012      1,289,625       21.28 to 21.62         27,870,952      1.40% to 1.52%       1.53%         1.83% to   1.95%
2011      1,592,093       20.90 to 21.20         33,744,316      1.40% to 1.52%       1.76%        12.35% to  12.49%
2010      1,948,371       18.60 to 18.85         36,710,605      1.40% to 1.52%       2.00%        31.58% to  31.74%
2009      2,465,505       14.14 to 14.31         35,264,304      1.40% to 1.52%       3.25%       -25.82% to -25.73%
2008      3,267,711       19.06 to 19.27         62,938,408      1.40% to 1.52%       1.86%        -0.36% to  -0.24%

Cash Management Portfolio (Class 1)
2012        175,501       10.59 to 10.78          1,891,668      1.40% to 1.52%       0.00%        -1.87% to  -1.74%
2011        164,307       10.80 to 10.97          1,801,686      1.40% to 1.52%       0.00%        -1.79% to  -1.67%
2010        242,600       10.99 to 11.16          2,705,823      1.40% to 1.52%       1.90%        -1.61% to  -1.50%
2009        614,292       11.17 to 11.33          6,956,163      1.40% to 1.52%       2.48%        -0.98% to  -0.87%
2008        806,497       11.28 to 11.43          9,213,724      1.40% to 1.52%       3.68%         1.74% to   1.85%

Diversified Fixed Income Portfolio (Class 1)
2012        391,639       15.17 to 15.60          6,105,674      1.40% to 1.52%       2.55%         5.60% to   5.72%
2011        386,520       14.36 to 14.75          5,697,484      1.40% to 1.52%       2.71%         4.76% to   4.89%
2010        439,288       13.71 to 14.07          6,172,899      1.40% to 1.52%       3.55%         8.37% to   8.50%
2009        534,122       12.65 to 12.96          6,911,024      1.40% to 1.52%       3.88%        -1.26% to  -1.14%
2008        588,566       12.81 to 13.11          7,703,759      1.40% to 1.52%       3.08%         4.47% to   4.60%

Focus Growth Portfolio (Class 1)
2012        167,912        9.28 to  9.98          1,673,953      1.40% to 1.52%       0.13%        -3.05% to  -2.94%
2011        300,384        9.57 to 10.28          3,086,682      1.40% to 1.52%       0.00%        30.07% to  30.22%
2010        273,760        7.36 to  7.90          2,159,769      1.40% to 1.52%       0.00%        39.42% to  39.59%
2009        368,184        5.28 to  5.66          2,081,040      1.40% to 1.52%       0.00%       -36.59% to -36.51%
2008        398,712        8.32 to  8.91          3,549,210      1.40% to 1.52%       0.00%         5.38% to   5.51%

International Equity Portfolio (Class 1)
2012        343,572        8.79 to  9.55          3,266,745      1.40% to 1.52%       1.48%       -13.85% to -13.74%
2011        430,251       10.21 to 11.08          4,745,392      1.40% to 1.52%       1.57%        17.14% to  17.28%
2010        591,846        8.71 to  9.44          5,572,096      1.40% to 1.52%       1.68%        32.50% to  32.66%
2009        832,288        6.58 to  7.12          5,913,276      1.40% to 1.52%       2.54%       -44.36% to -44.29%
2008      1,073,251       11.82 to 12.78         13,691,881      1.40% to 1.52%       0.89%        -3.21% to  -3.10%

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                        At April 30                                           For the Year Ended April 30
-----------------------------------------------------------      ---------------------------------------------------
                          Unit Fair Value                        Expense Ratio     Investment       Total Return
                             Lowest to           Net Assets          Lowest          Income           Lowest to
Year        Units           Highest ($)            ($)           to Highest (1)     Ratio (2)         Highest (3)
-----     ----------      --------------         ----------      --------------    ----------     ------------------

Large Cap Growth Portfolio (Class 1)
2012         397,835      10.09 to 11.30         4,466,693       1.40% to 1.52%       0.46%         4.45% to   4.58%
2011         518,497       9.66 to 10.81         5,561,204       1.40% to 1.52%       0.30%        13.02% to  13.15%
2010         481,753       8.54 to  9.55         4,567,735       1.40% to 1.52%       0.00%        32.92% to  33.08%
2009         596,465       6.43 to  7.18         4,251,835       1.40% to 1.52%       0.00%       -35.62% to -35.54%
2008         781,551       9.99 to 11.13         8,641,999       1.40% to 1.52%       0.63%         6.24% to   6.37%

Large Cap Value Portfolio (Class 1)
2012         299,567      14.88 to 15.73         4,701,869       1.40% to 1.52%       1.47%        -1.48% to  -1.37%
2011         362,022      15.10 to 15.95         5,761,016       1.40% to 1.52%       1.81%        12.95% to  13.08%
2010         425,322      13.37 to 14.11         5,987,424       1.40% to 1.52%       2.53%        40.90% to  41.07%
2009         626,206       9.49 to 10.00         6,251,192       1.40% to 1.52%       1.85%       -36.10% to -36.02%
2008         884,123      14.85 to 15.63        13,796,646       1.40% to 1.52%       1.11%        -7.34% to  -7.23%

Mid Cap Growth Portfolio (Class 1)
2012         203,074      20.03 to 22.08         4,465,868       1.40% to 1.52%       0.00%        -4.06% to  -3.95%
2011         279,933      20.88 to 22.99         6,404,989       1.40% to 1.52%       0.00%        25.91% to  26.07%
2010         305,563      16.58 to 18.23         5,547,018       1.40% to 1.52%       0.00%        44.23% to  44.40%
2009         396,875      11.50 to 12.63         4,992,475       1.40% to 1.52%       0.00%       -36.44% to -36.37%
2008         481,615      18.09 to 19.84         9,511,310       1.40% to 1.52%       0.00%        -0.32% to  -0.20%

Mid Cap Value Portfolio (Class 1)
2012         143,121      24.95 to 25.67         3,669,683       1.40% to 1.52%       0.58%        -4.86% to  -4.74%
2011         192,473      26.22 to 26.95         5,182,395       1.40% to 1.52%       0.76%        19.01% to  19.15%
2010         229,756      22.04 to 22.62         5,192,796       1.40% to 1.52%       1.56%        46.69% to  46.87%
2009         328,788      15.02 to 15.40         5,060,975       1.40% to 1.52%       1.21%       -36.85% to -36.78%
2008         462,400      23.79 to 24.36        11,255,868       1.40% to 1.52%       0.76%       -12.71% to -12.60%

Small Cap Portfolio (Class 1)
2012         162,480      12.83 to 13.51         2,192,398       1.40% to 1.52%       0.00%        -5.80% to  -5.68%
2011         213,659      13.62 to 14.33         3,057,834       1.40% to 1.52%       0.00%        20.14% to  20.29%
2010         280,242      11.34 to 11.91         3,334,978       1.40% to 1.52%       0.13%        47.03% to  47.21%
2009         427,218       7.71 to  8.09         3,453,249       1.40% to 1.52%       0.00%       -30.69% to -30.61%
2008         537,541      11.13 to 11.66         6,262,427       1.40% to 1.52%       0.00%       -16.58% to -16.48%

Balanced Growth Strategy (Class 2)
2012       4,954,484      19.59 to 20.69       100,421,278       1.40% to 1.95%       2.15%         2.52% to   3.09%
2011       6,000,915      19.10 to 20.07       118,254,353       1.40% to 1.95%       2.40%         9.88% to  10.49%
2010       7,530,332      17.39 to 18.16       134,567,632       1.40% to 1.95%       3.12%        27.56% to  28.26%
2009       9,368,587      13.63 to 14.16       130,852,927       1.40% to 1.95%       4.09%       -22.86% to -22.43%
2008      12,995,321      17.67 to 18.26       234,446,502       1.40% to 1.95%       2.54%         0.67% to   1.22%

Conservative Growth Strategy (Class 2)
2012       3,965,069      19.31 to 20.24        78,704,438       1.40% to 1.95%       2.52%         2.89% to   3.46%
2011       4,494,685      18.77 to 19.56        86,404,087       1.40% to 1.95%       2.38%         8.33% to   8.92%
2010       5,581,620      17.32 to 17.96        98,735,236       1.40% to 1.95%       3.28%        25.16% to  25.85%
2009       6,203,122      13.84 to 14.27        87,361,070       1.40% to 1.95%       4.66%       -18.40% to -17.95%
2008       8,828,236      16.96 to 17.40       151,782,847       1.40% to 1.95%       3.16%         0.30% to   0.86%

Growth Strategy (Class 2)
2012       2,509,594      20.78 to 21.81        53,720,948       1.40% to 1.95%       0.86%         1.04% to   1.60%
2011       3,126,055      20.57 to 21.46        65,981,217       1.40% to 1.95%       1.04%        13.19% to  13.81%
2010       4,060,309      18.17 to 18.86        75,466,749       1.40% to 1.95%       1.01%        32.70% to  33.44%
2009       5,141,339      13.69 to 14.13        71,725,766       1.40% to 1.95%       2.23%       -29.21% to -28.82%
2008       7,127,354      19.35 to 19.86       139,961,778       1.40% to 1.95%       1.35%        -0.60% to  -0.05%

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                        At April 30                                           For the Year Ended April 30
------------------------------------------------------------     ----------------------------------------------------
                          Unit Fair Value                        Expense Ratio     Investment       Total Return
                             Lowest to            Net Assets          Lowest          Income           Lowest to
Year        Units           Highest ($)             ($)           to Highest (1)     Ratio (2)         Highest (3)
-----     ----------      --------------         -----------      --------------    ----------     ------------------

Moderate Growth Strategy (Class 2)
2012       5,402,278      20.05 to 21.24         112,341,502      1.40% to 1.95%       1.38%         1.24% to   1.80%
2011       6,787,615      19.81 to 20.87         138,936,547      1.40% to 1.95%       1.61%        11.71% to  12.32%
2010       9,255,880      17.73 to 18.58         169,027,938      1.40% to 1.95%       1.84%        30.82% to  31.55%
2009      11,023,548      13.55 to 14.12         153,330,109      1.40% to 1.95%       2.99%       -26.25% to -25.84%
2008      15,405,373      18.38 to 19.05         289,586,312      1.40% to 1.95%       1.78%        -0.93% to  -0.39%

Cash Management Portfolio (Class 2)
2012       1,919,113      10.03 to 10.60          19,938,518      1.40% to 1.95%       0.00%        -2.43% to  -1.89%
2011       2,358,032      10.28 to 10.80          25,041,927      1.40% to 1.95%       0.00%        -2.35% to  -1.82%
2010       3,693,292      10.52 to 11.00          40,014,229      1.40% to 1.95%       1.63%        -2.18% to  -1.64%
2009       7,450,870      10.76 to 11.19          82,158,624      1.40% to 1.95%       2.82%        -1.56% to  -1.01%
2008       5,789,167      10.93 to 11.30          64,636,139      1.40% to 1.95%       3.66%         1.14% to   1.70%

Diversified Fixed Income Portfolio (Class 2)
2012       3,923,275      14.13 to 15.33          58,490,551      1.40% to 1.95%       2.47%         4.99% to   5.56%
2011       4,526,317      13.46 to 14.53          64,134,048      1.40% to 1.95%       2.62%         4.16% to   4.73%
2010       5,758,873      12.92 to 13.87          78,126,515      1.40% to 1.95%       3.33%         7.74% to   8.34%
2009       6,559,452      11.99 to 12.80          82,282,882      1.40% to 1.95%       3.71%        -1.83% to  -1.29%
2008       8,766,566      12.22 to 12.97         111,695,901      1.40% to 1.95%       3.00%         3.87% to   4.44%

Focus Growth Portfolio (Class 2)
2012       5,014,614       9.29 to  9.81          48,297,233      1.40% to 1.95%       0.09%        -3.61% to  -3.08%
2011       6,517,977       9.64 to 10.12          64,888,166      1.40% to 1.95%       0.00%        29.31% to  30.03%
2010       4,063,851       7.45 to  7.79          31,156,204      1.40% to 1.95%       0.00%        38.61% to  39.38%
2009       5,354,550       5.38 to  5.59          29,514,036      1.40% to 1.95%       0.00%       -36.95% to -36.60%
2008       7,002,198       8.53 to  8.81          60,994,001      1.40% to 1.95%       0.00%         4.77% to   5.35%

Focus Value Portfolio (Class 2)
2012       1,295,861      15.59 to 16.60          21,106,237      1.40% to 1.95%       1.27%       -10.61% to -10.12%
2011       1,649,210      17.44 to 18.47          29,954,619      1.40% to 1.95%       1.88%        12.57% to  13.19%
2010       2,124,084      15.49 to 16.32          34,144,677      1.40% to 1.95%       2.02%        32.05% to  32.78%
2009       2,748,042      11.73 to 12.29          33,335,633      1.40% to 1.95%       1.81%       -32.18% to -31.81%
2008       4,016,867      17.29 to 18.02          71,591,375      1.40% to 1.95%       0.78%        -8.49% to  -7.99%

International Equity Portfolio (Class 2)
2012       3,724,711       8.92 to  9.39          34,262,952      1.40% to 1.95%       1.25%       -14.34% to -13.87%
2011       4,564,314      10.42 to 10.90          48,850,570      1.40% to 1.95%       1.46%        16.47% to  17.11%
2010       5,688,860       8.95 to  9.31          52,128,758      1.40% to 1.95%       1.58%        31.73% to  32.46%
2009       6,860,806       6.79 to  7.03          47,580,660      1.40% to 1.95%       2.21%       -44.66% to -44.35%
2008      10,079,033      12.27 to 12.63         125,857,123      1.40% to 1.95%       0.73%        -3.77% to  -3.24%

Large Cap Growth Portfolio (Class 2)
2012       4,180,611      10.50 to 11.10          45,444,872      1.40% to 1.95%       0.29%         3.85% to   4.42%
2011       5,498,428      10.11 to 10.63          57,362,174      1.40% to 1.95%       0.17%        12.26% to  12.88%
2010       5,310,428       9.01 to  9.42          49,188,197      1.40% to 1.95%       0.00%        32.15% to  32.88%
2009       5,993,356       6.82 to  7.09          41,855,722      1.40% to 1.95%       0.00%       -35.99% to -35.64%
2008       7,969,488      10.65 to 11.01          86,635,451      1.40% to 1.95%       0.51%         5.63% to   6.21%

Large Cap Value Portfolio (Class 2)
2012       2,705,830      14.25 to 15.47          40,703,391      1.40% to 1.95%       1.34%        -2.05% to  -1.51%
2011       3,334,478      14.55 to 15.70          51,059,881      1.40% to 1.95%       1.66%        12.29% to  12.91%
2010       4,012,562      12.96 to 13.91          54,558,994      1.40% to 1.95%       2.44%        40.08% to  40.85%
2009       4,783,806       9.25 to  9.87          46,270,225      1.40% to 1.95%       1.67%       -36.47% to -36.12%
2008       6,541,495      14.56 to 15.46          99,223,579      1.40% to 1.95%       0.98%        -7.88% to  -7.37%

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                         At April 30                                           For the Year Ended April 30
------------------------------------------------------------      ---------------------------------------------------------
                           Unit Fair Value                        Expense Ratio     Investment            Total Return
                              Lowest to           Net Assets          Lowest          Income               Lowest to
Year        Units            Highest ($)             ($)           to Highest (1)     Ratio (2)           Highest (3)
-----     ----------      -----------------      -----------      --------------    ----------     ------------------------

Mid Cap Growth Portfolio (Class 2)
2012       1,500,029      20.64 to 21.70          31,878,711      1.40% to 1.95%       0.00%       -4.62%     to  -4.09%
2011       1,911,975      21.64 to 22.63          42,481,853      1.40% to 1.95%       0.00%       25.19%     to  25.88%
2010       2,408,595      17.29 to 17.98          42,612,099      1.40% to 1.95%       0.00%       43.39%     to  44.19%
2009       2,944,453      12.06 to 12.47          36,202,747      1.40% to 1.95%       0.00%      -36.81%     to -36.46%
2008       4,037,537      19.08 to 19.62          78,303,444      1.40% to 1.95%       0.00%       -0.89%     to  -0.35%

Mid Cap Value Portfolio (Class 2)
2012       1,497,747      22.53 to 25.24          36,474,826      1.40% to 1.95%       0.46%       -5.40%     to  -4.88%
2011       1,865,190      23.81 to 26.54          47,910,534      1.40% to 1.95%       0.63%       18.32%     to  18.97%
2010       2,228,830      20.13 to 22.30          48,200,122      1.40% to 1.95%       1.41%       45.84%     to  46.65%
2009       2,708,336      13.80 to 15.21          40,016,588      1.40% to 1.95%       1.01%      -37.22%     to -36.87%
2008       3,735,136      21.98 to 24.09          87,665,109      1.40% to 1.95%       0.61%      -13.21%     to -12.74%

Small Cap Portfolio (Class 2)
2012       2,197,424      12.60 to 13.28          28,642,097      1.40% to 1.95%       0.00%       -6.34%     to  -5.83%
2011       2,678,460      13.46 to 14.11          37,148,385      1.40% to 1.95%       0.00%       19.45%     to  20.11%
2010       3,332,561      11.26 to 11.74          38,556,747      1.40% to 1.95%       0.00%       46.18%     to  46.99%
2009       3,755,280       7.71 to  7.99          29,610,639      1.40% to 1.95%       0.00%      -31.09%     to -30.71%
2008       4,895,160      11.18 to 11.53          55,804,975      1.40% to 1.95%       0.00%      -17.07%     to -16.61%

Balanced Growth Strategy (Class 3)
2012       3,115,546      19.22 to 20.81 (4)      63,000,384      1.15% to 2.30%       2.10%        0.78%     to   3.24% (5)
2011       3,711,644      19.07 to 20.16 (4)      72,986,392      1.15% to 2.30%       2.37%        9.47%     to  10.65% (5)
2010       4,322,955      17.42 to 18.22 (4)      77,079,921      1.15% to 2.30%       3.03%       25.25% (6) to  28.46% (5)
2009       4,618,164      13.48 to 14.18 (4)      64,334,864      1.15% to 2.05%       4.09%      -23.15%     to -22.32% (5)
2008       5,657,573      17.54 to 18.25 (4)     101,827,811      1.15% to 2.05%       2.46%       -0.04%     to   1.37% (5)

Conservative Growth Strategy (Class 3)
2012       2,708,055      18.86 to 20.32 (4)      53,879,152      1.15% to 2.30%       2.44%        1.09%     to   3.61% (5)
2011       2,906,250      18.66 to 19.61 (4)      55,979,144      1.15% to 2.30%       2.29%        8.07%     to   9.08% (5)
2010       3,202,846      17.27 to 17.98 (4)      56,736,164      1.15% to 2.30%       3.18%       22.58% (6) to  26.05% (5)
2009       3,250,606      13.55 to 14.26          45,850,002      1.15% to 2.05%       4.74%      -18.83%     to -17.85% (5)
2008       3,664,251      16.69 to 17.36 (4)      63,114,871      1.15% to 2.05%       3.05%       -0.28%     to   0.97%

Growth Strategy (Class 3)
2012       3,068,999      20.34 to 21.91 (4)      65,712,862      1.15% to 2.30%       0.80%       -0.66%     to   1.75% (5)
2011       3,647,029      20.48 to 21.53 (4)      77,028,848      1.15% to 2.30%       0.99%       12.79%     to  13.98% (5)
2010       4,249,562      18.15 to 18.89 (4)      79,019,261      1.15% to 2.30%       0.92%       31.01% (6) to  33.64% (5)
2009       4,567,660      13.44 to 14.14 (4)      63,790,213      1.15% to 2.05%       2.23%      -29.43%     to -28.72% (5)
2008       5,066,302      19.04 to 19.83 (4)      99,657,991      1.15% to 2.05%       1.32%       -1.31%     to   0.09% (5)

Moderate Growth Strategy (Class 3)
2012       4,696,566      19.76 to 21.36 (4)      97,675,934      1.15% to 2.30%       1.32%       -0.46%     to   1.95% (5)
2011       5,720,603      19.86 to 20.95 (4)     117,083,961      1.15% to 2.30%       1.61%       11.33%     to  12.49% (5)
2010       6,431,402      17.84 to 18.63 (4)     117,437,570      1.15% to 2.30%       1.77%       28.88% (6) to  31.74% (5)
2009       7,109,680      13.45 to 14.14 (4)      98,912,420      1.15% to 2.05%       3.08%      -26.47%     to -25.73% (5)
2008       7,889,408      18.29 to 19.04 (4)     148,437,915      1.15% to 2.05%       1.76%       -1.67%     to  -0.24% (5)

Allocation Balanced Portfolio (Class 3)
2012      14,471,200      11.72 to 12.33 (4)     174,425,206      1.15% to 2.30%       1.13%       -0.54%     to   0.61% (5)
2011      15,017,671      11.78 to 12.26 (4)     180,578,412      1.15% to 2.30%       1.89%        8.87%     to  10.13% (5)
2010      15,345,426      10.82 to 11.13 (4)     168,207,813      1.15% to 2.30%       3.29%       21.38% (6) to  24.51% (5)
2009      13,873,018       8.59 to  8.94         122,611,336      1.15% to 2.05%       2.38%      -22.83%     to -22.14% (5)
2008      10,572,015      11.13 to 11.48         120,429,696      1.15% to 2.05%       1.30%       -2.86%     to  -1.23% (5)

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                         At April 30                                             For the Year Ended April 30
------------------------------------------------------------      -----------------------------------------------------------
                           Unit Fair Value                        Expense Ratio     Investment             Total Return
                              Lowest to           Net Assets          Lowest          Income                Lowest to
Year        Units            Highest ($)             ($)           to Highest (1)     Ratio (2)            Highest (3)
-----     ----------      ------------------     -----------      --------------    ----------     --------------------------

Allocation Growth Portfolio (Class 3)
2012       8,876,775      10.93 to 11.57 (4)     100,247,092      1.15% to 2.30%       0.80%        -7.12%     to  -6.04% (5)
2011      10,441,130      11.77 to 12.31 (4)     125,971,833      1.15% to 2.30%       1.04%        14.20%     to  15.57% (5)
2010      12,487,431      10.31 to 10.65 (4)     130,865,747      1.15% to 2.30%       3.45%        34.10% (6) to  37.49%
2009      14,607,402       7.51 to  7.75         111,765,953      1.15% to 2.05%       3.51%       -37.10%     to -36.54% (5)
2008      16,386,317      11.93 to 12.21         198,295,570      1.15% to 2.05%       1.06%        -5.82%     to  -4.98% (5)

Allocation Moderate Growth Portfolio (Class 3)
2012      41,967,167      11.12 to 11.74 (4)     480,596,436      1.15% to 2.30%       1.01%        -4.39%     to  -3.29% (5)
2011      47,324,759      11.63 to 12.13 (4)     562,542,942      1.15% to 2.30%       1.48%        11.78%     to  13.08% (5)
2010      50,871,118      10.41 to 10.73 (4)     536,848,452      1.15% to 2.30%       3.05%        28.57% (6) to  31.71% (5)
2009      50,619,438       7.87 to  8.15         407,207,087      1.15% to 2.05%       2.34%       -32.58%     to -31.98% (5)
2008      37,784,746      11.68 to 11.98         448,511,245      1.15% to 2.05%       0.99%        -4.71%     to  -3.70% (5)

Allocation Moderate Portfolio (Class 3)
2012      18,430,053      11.49 to 12.12 (4)     217,795,693      1.15% to 2.30%       1.00%        -2.96%     to  -1.84% (5)
2011      20,884,417      11.84 to 12.35 (4)     252,360,656      1.15% to 2.30%       1.74%        10.57%     to  11.84% (5)
2010      22,741,864      10.71 to 11.04 (4)     246,739,218      1.15% to 2.30%       3.39%        25.94% (6) to  29.10% (5)
2009      23,527,482       8.24 to  8.55         198,541,673      1.15% to 2.05%       2.92%       -27.92%     to -27.26% (5)
2008      20,107,792      11.43 to 11.76         234,223,168      1.15% to 2.05%       1.26%        -3.67%     to  -2.48% (5)

Cash Management Portfolio (Class 3)
2012       3,929,672       9.78 to 10.64 (4)      40,669,224      1.15% to 2.30%       0.00%        -3.47%     to  -1.74% (5)
2011       4,291,356      10.13 to 10.83 (4)      45,408,208      1.15% to 2.30%       0.00%        -3.79%     to  -1.67% (5)
2010       4,707,536      10.53 to 11.01 (4)      50,844,383      1.15% to 2.30%       1.60%        -3.44% (6) to  -1.49%
2009       8,052,079      10.64 to 11.18          88,561,220      1.15% to 2.05%       2.71%        -2.68%     to  -0.86% (5)
2008       4,467,685      10.94 to 11.27 (4)      49,861,340      1.15% to 2.05%       3.37%         0.90%     to   1.84% (5)

Diversified Fixed Income Portfolio (Class 3)
2012       3,096,563      14.34 to 15.38 (4)      45,714,545      1.15% to 2.30%       2.32%         4.28%     to   5.72% (5)
2011       3,523,187      13.75 to 14.55 (4)      49,476,813      1.15% to 2.30%       2.66%         3.38%     to   4.88% (5)
2010       3,906,220      13.30 to 13.87 (4)      52,512,551      1.15% to 2.30%       3.24%         5.41% (6) to   8.50% (5)
2009       4,126,673      12.13 to 12.79 (4)      51,402,493      1.15% to 2.05%       3.83%        -3.00%     to  -1.14% (5)
2008       4,094,500      12.50 to 12.93 (4)      51,917,039      1.15% to 2.05%       2.74%         3.44%     to   4.45% (5)

Focus Growth Portfolio (Class 3)
2012       4,871,618       9.28 to  9.87 (4)      46,860,329      1.15% to 2.30%       0.07%        -3.67%     to  -2.94% (5)
2011       6,181,942       9.63 to 10.17          61,467,987      1.15% to 2.30%       0.00%        28.64%     to  30.22% (5)
2010       2,836,412       7.49 to  7.81 (4)      21,752,321      1.15% to 2.30%       0.00%        38.54% (6) to  39.59% (5)
2009       3,629,085       5.31 to  5.59 (4)      20,020,531      1.15% to 2.05%       0.00%       -37.34%     to -36.51% (5)
2008       4,238,332       8.47 to  8.81 (4)      36,969,065      1.15% to 2.05%       0.00%         4.13%     to   5.50% (5)

Focus Value Portfolio (Class 3)
2012       1,194,208      15.57 to 16.68 (4)      19,363,148      1.15% to 2.30%       1.26%       -11.13%     to  -9.98% (5)
2011       1,409,814      17.52 to 18.53 (4)      25,484,956      1.15% to 2.30%       1.85%        11.75%     to  13.36%
2010       1,602,759      15.68 to 16.35 (4)      25,664,219      1.15% to 2.30%       1.93%        29.02%     to  32.98% (5)
2009       1,844,934      11.70 to 12.29 (4)      22,302,381      1.15% to 2.05%       1.69%       -32.60%     to -31.70% (5)
2008       2,469,576      17.36 to 18.00 (4)      43,864,825      1.15% to 2.05%       0.71%        -8.78%     to  -7.85% (5)

International Equity Portfolio (Class 3)
2012       3,545,304       8.87 to  9.43 (4)      32,511,807      1.15% to 2.30%       1.23%       -14.45%     to -13.74% (5)
2011       4,320,621      10.36 to 10.94 (4)      46,132,149      1.15% to 2.30%       1.42%        15.72%     to  17.28%
2010       4,927,680       8.95 to  9.33 (4)      45,058,335      1.15% to 2.30%       1.54%        25.81% (6) to  32.66% (5)
2009       5,087,339       6.72 to  7.03 (4)      35,200,751      1.15% to 2.05%       2.18%       -44.77%     to -44.27% (5)
2008       6,348,242      12.17 to 12.61 (4)      79,129,244      1.15% to 2.05%       0.69%        -3.96%     to  -3.10% (5)

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                         At April 30                                               For the Year Ended April 30
------------------------------------------------------------      -------------------------------------------------------------
                           Unit Fair Value                        Expense Ratio     Investment              Total Return
                              Lowest to           Net Assets          Lowest          Income                 Lowest to
Year        Units            Highest ($)             ($)           to Highest (1)     Ratio (2)             Highest (3)
-----     ----------      ------------------     -----------      --------------    ----------     ----------------------------

Large Cap Growth Portfolio (Class 3)
2012       3,036,580      10.42 to 11.12 (4)      32,983,305      1.15% to 2.30%       0.22%         3.22%     to  4.57% (5)
2011       3,883,730      10.10 to 10.64 (4)      40,500,310      1.15% to 2.30%       0.09%        11.26%     to 13.04% (5)
2010       3,644,911       9.08 to  9.41 (4)      33,756,726      1.15% to 2.30%       0.00%        31.44% (6) to 33.03% (5)
2009       3,830,988       6.75 to  7.07 (4)      26,769,902      1.15% to 2.05%       0.00%       -35.88%     to-35.58% (5)
2008       4,902,944      10.53 to 10.98          53,372,113      1.15% to 2.05%       0.44%         4.76%     to  6.32% (5)

Large Cap Value Portfolio (Class 3)
2012       1,864,175      14.61 to 15.55 (4)      27,939,494      1.15% to 2.30%       1.29%        -2.38%     to -1.37% (5)
2011       2,179,949      14.97 to 15.76 (4)      33,269,108      1.15% to 2.30%       1.60%        11.71%     to 13.09% (5)
2010       2,523,085      13.40 to 13.94 (4)      34,221,328      1.15% to 2.30%       2.37%        36.57% (6) to 41.07% (5)
2009       2,741,951       9.44 to  9.88 (4)      26,464,388      1.15% to 2.05%       1.60%       -36.73%     to-36.02% (5)
2008       3,474,330      14.91 to 15.44 (4)      52,605,384      1.15% to 2.05%       0.94%        -8.25%     to -7.22% (5)

Mid Cap Growth Portfolio (Class 3)
2012       1,245,343      20.52 to 21.83 (4)      26,482,365      1.15% to 2.30%       0.00%        -4.77%     to -3.95% (5)
2011       1,520,876      21.55 to 22.73 (4)      33,798,729      1.15% to 2.30%       0.00%        24.70%     to 26.07% (5)
2010       1,834,874      17.28 to 18.03 (4)      32,477,087      1.15% to 2.30%       0.00%        44.40%     to 45.39% (5)(6)
2009       1,938,316      11.91 to 12.49 (4)      23,854,764      1.15% to 2.05%       0.00%       -37.15%     to-36.37% (5)
2008       2,442,972      18.95 to 19.62 (4)      47,415,753      1.15% to 2.05%       0.00%        -1.16%     to -0.20% (5)

Mid Cap Value Portfolio (Class 3)
2012       1,175,408      23.79 to 25.32 (4)      28,463,669      1.15% to 2.30%       0.38%        -5.80%     to -4.74% (5)
2011       1,403,882      25.26 to 26.58 (4)      35,818,229      1.15% to 2.30%       0.56%        17.72%     to 19.15%
2010       1,676,182      21.46 to 22.31 (4)      36,058,406      1.15% to 2.30%       1.32%        46.87%     to 47.60% (5)(6)
2009       1,839,908      14.47 to 15.19 (4)      27,037,271      1.15% to 2.05%       0.93%       -37.51%     to-36.78% (5)
2008       2,197,819      23.15 to 24.03 (4)      51,320,989      1.15% to 2.05%       0.53%       -13.67%     to-12.60% (5)

Real Return Portfolio (Class 3)
2012       2,576,433      11.71 to 12.33 (4)      30,899,180      1.15% to 2.30%       0.00%         2.42%     to  3.60% (5)
2011       2,943,825      11.43 to 11.90 (4)      34,220,616      1.15% to 2.30%       1.12%         2.27%     to  3.45% (5)
2010       3,504,191      11.18 to 11.50 (4)      39,555,958      1.15% to 2.30%       5.81%        13.77% (6) to 17.56% (5)
2009       3,371,650       9.39 to  9.79          32,510,200      1.15% to 2.05%       6.58%       -11.59%     to-10.67% (5)
2008       2,688,152      10.62 to 10.95          29,148,479      1.15% to 2.05%       5.11%        -1.67%     to -0.32% (5)

Small Cap Portfolio (Class 3)
2012       1,722,016      12.56 to 13.33 (4)      22,407,345      1.15% to 2.30%       0.00%        -6.36%     to -5.69% (5)
2011       2,220,918      13.41 to 14.13 (4)      30,753,449      1.15% to 2.30%       0.00%        18.77%     to 20.28%
2010       2,740,042      11.29 to 11.75 (4)      31,686,324      1.15% to 2.30%       0.00%        47.20%     to 47.76% (5)(6)
2009       2,747,504       7.66 to  7.98 (4)      21,666,845      1.15% to 2.05%       0.00%       -31.24%     to-30.61% (5)
2008       3,258,656      11.15 to 11.50 (4)      37,171,819      1.15% to 2.05%       0.00%       -17.24%     to-16.61% (5)

American Funds Global Growth SAST Portfolio (Class 3)
2012       1,034,490      11.10 to 11.70          11,848,654      1.15% to 2.30%       0.81%        -7.23%     to -6.15%
2011       1,108,196      11.97 to 12.47 (4)      13,576,142      1.15% to 2.30%       0.67%        17.11%     to 18.46% (5)
2010       1,158,694      10.22 to 10.53 (4)      12,028,539      1.15% to 2.30%       1.94%        32.19% (6) to 37.17% (5)
2009         776,946       7.49 to  7.68           5,905,348      1.15% to 2.05%       1.12%       -35.51%     to-34.92%
2008               -                   -                   -                  -           -                           -

American Funds Growth SAST Portfolio (Class 3)
2012         571,462      10.66 to 11.23           6,281,349      1.15% to 2.30%       0.33%        -2.04%     to -0.90%
2011         634,521      11.33 to 10.88 (4)       7,064,949      1.15% to 2.30%       0.23%        18.01%     to 19.37% (5)
2010         666,777       9.22 to  9.49 (4)       6,239,986      1.15% to 2.30%       1.52%        35.07% (6) to 37.91% (5)
2009         469,285       6.72 to  6.88           3,197,705      1.15% to 2.05%       0.50%       -39.03%     to-38.47% (5)
2008               -                   -                   -                  -           -                           -

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7. UNIT VALUES (continued)

                         At April 30                                               For the Year Ended April 30
------------------------------------------------------------      -----------------------------------------------------------
                           Unit Fair Value                        Expense Ratio     Investment              Total Return
                              Lowest to           Net Assets          Lowest          Income                 Lowest to
Year        Units            Highest ($)             ($)           to Highest (1)     Ratio (2)             Highest (3)
-----     ----------      ------------------     -----------      --------------    ----------     --------------------------

American Funds Growth-Income SAST Portfolio (Class 3)
2012         884,703       9.81 to 10.34           8,947,934      1.15% to 2.30%       0.97%        -0.91%     to   0.23%
2011         838,686       9.90 to 10.31 (4)       8,495,683      1.15% to 2.30%       1.02%        10.77%     to  12.05% (5)
2010         835,747       8.94 to  9.20 (4)       7,585,712      1.15% to 2.30%       1.94%        30.29% (6) to  33.25% (5)
2009         635,248       6.74 to  6.91           4,343,630      1.15% to 2.05%       0.83%       -36.26%     to -35.67%
2008               -                   -                   -                  -           -                            -

VIP Contrafund Portfolio (Service Class 2)
2012         909,940       9.62 to 10.02 (4)       8,973,348      1.15% to 2.30%       0.81%        -2.00%     to  -0.91%
2011         891,464       9.82 to 10.11 (4)       8,905,388      1.15% to 2.30%       0.96%        16.42%     to  17.66%
2010         944,950       8.44 to  8.59 (4)       8,053,947      1.15% to 2.30%       1.10%        38.03% (6) to  40.66% (5)
2009         663,496       6.06 to  6.11           4,036,766      1.15% to 2.05%       1.35%       -39.36%     to -38.92% (5)
2008               -                   -                   -                  -           -                            -

VIP Equity-Income Portfolio (Service Class 2)
2012       1,184,331       8.87 to  9.24 (4)      10,773,246      1.15% to 2.30%       2.36%        -1.61%     to  -0.46% (5)
2011       1,266,115       9.01 to  9.29 (4)      11,617,039      1.15% to 2.30%       1.54%        13.03%     to  14.35% (5)
2010       1,363,328       7.97 to  8.12 (4)      10,982,362      1.15% to 2.30%       1.86%        37.72% (6) to  42.63% (5)
2009       1,080,264       5.65 to  5.69           6,125,563      1.15% to 2.05%       4.00%       -43.55%     to -43.06% (5)
2008               -                   -                   -                  -           -                            -

VIP Investment Grade Bond Portfolio (Service Class 2)
2012       3,255,830      11.87 to 12.40 (4)      39,728,047      1.15% to 2.30%       2.89%         4.41%     to   5.61% (5)
2011       3,484,861      11.37 to 11.74 (4)      40,408,883      1.15% to 2.30%       3.28%         3.76%     to   4.96% (5)
2010       3,344,732      10.96 to 11.19 (4)      37,096,964      1.15% to 2.30%       3.58%        10.70% (6) to  14.13% (5)
2009       2,565,420       9.62 to  9.80          25,026,776      1.15% to 2.05%       8.09%        -3.75%     to  -1.98%
2008               -                   -                   -                  -           -                            -

VIP Mid Cap Portfolio (Service Class 2)
2012       1,694,452      10.39 to 10.89 (4)      18,105,380      1.15% to 2.30%       0.02%        -8.70%     to  -7.66% (5)
2011       1,829,219      11.38 to 11.79 (4)      21,248,435      1.15% to 2.30%       0.12%        21.10%     to  22.43% (5)
2010       1,970,517       9.40 to  9.63 (4)      18,769,046      1.15% to 2.30%       0.38%        42.57% (6) to  43.86% (5)
2009       1,483,986       6.62 to  6.69           9,863,988      1.15% to 2.05%       0.27%       -33.82%     to -33.06% (5)
2008               -                   -                   -                  -           -                            -

VIP Overseas Portfolio (Service Class 2)
2012       1,458,510       7.24 to  7.55 (4)      10,843,974      1.15% to 2.30%       1.26%       -16.36%     to -15.37% (5)
2011       1,531,010       8.65 to  8.93 (4)      13,501,351      1.15% to 2.30%       1.15%        22.22%     to  23.67% (5)
2010       1,516,839       7.08 to  7.22 (4)      10,859,575      1.15% to 2.30%       1.85%        26.40% (6) to  32.78% (5)
2009       1,160,209       5.39 to  5.44           6,280,514      1.15% to 2.05%       4.24%       -46.07%     to -45.65% (5)
2008               -                   -                   -                  -           -                            -

T. Rowe Price Blue Chip Growth Portfolio (Class II)
2012         461,494      11.04 to 11.53 (4)       5,245,710      1.15% to 2.30%       0.00%         8.86%     to  10.16% (5)
2011         420,325      10.15 to 10.47 (4)       4,350,543      1.15% to 2.30%       0.00%        15.43%     to  16.82% (5)
2010         438,740       8.79 to  8.96 (4)       3,901,806      1.15% to 2.30%       0.00%        35.94% (6) to  36.36% (5)
2009         284,046       6.47 to  6.57           1,860,049      1.15% to 2.05%       0.16%       -35.28%     to -34.28%
2008               -                   -                   -                  -           -                            -

T. Rowe Price Equity Income Portfolio (Class II)
2012       1,209,527       9.43 to  9.84 (4)      11,683,720      1.15% to 2.30%       1.80%        -1.48%     to  -0.33% (5)
2011       1,334,159       9.57 to  9.87 (4)      12,979,936      1.15% to 2.30%       1.48%        10.24%     to  11.53% (5)
2010       1,344,788       8.68 to  8.85 (4)      11,776,667      1.15% to 2.30%       1.49%        38.29% (6) to  42.08% (5)
2009       1,078,738       6.14 to  6.23           6,675,740      1.15% to 2.05%       2.58%       -38.56%     to -37.68%
2008               -                   -                   -                  -           -                            -

                         VARIABLE ANNUITY ACCOUNT FIVE
                                       OF
                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

7.   UNIT VALUES (continued)

(1) These amounts represent the annualized contract expenses of the variable account, consisting of distribution, mortality and expense charges for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying investment portfolios have been excluded. For additional information on charges and deductions, see footnote 4.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the variable account from the underlying investment portfolio, net of management fees assessed by the portfolio manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges and distribution charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the variable account is affected by the timing of the declaration of dividends by the underlying investment portfolio in which the variable account invests. The average net assets are calculated by adding ending net asset balances at the end of each month of the year and dividing it by the number of months that the portfolio had an ending asset balance during the year.

(3) These amounts represent the total return for the periods indicated, including changes in the value of the underlying investment portfolio, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period.

(4) Individual contract unit fair values are not all within the range presented due to differences in the unit fair value at a product's launch date and other market conditions.

(5) Individual contract total returns are not all within the total return range presented due to a variable account being added to a product during the year.

(6)  For the period from the effective date of May 13, 2009 to April 30, 2010.

                         AMERICAN HOME ASSURANCE COMPANY


                                NAIC CODE: 19380

                      STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                         AMERICAN HOME ASSURANCE COMPANY


                      STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009


                                TABLE OF CONTENTS


Report of Independent Auditors...........................................................................2

Statements of Admitted Assets............................................................................3

Statements of Liabilities, Capital and Surplus...........................................................4

Statements of Operations and Changes in Capital and Surplus..............................................5

Statements of Cash Flow..................................................................................6

Note 1 - Organization and Summary of Significant Statutory Basis Accounting Policies.....................7

Note 2 - Accounting Adjustments to Statutory Basis Financial Statements.................................20

Note 3 - Investments....................................................................................25

Note 4 - Reserves for Losses and LAE....................................................................37

Note 5 - Related Party Transactions.....................................................................43

Note 6 - Reinsurance....................................................................................52

Note 7 - Deposit Accounting Assets and Liabilities......................................................58

Note 8 - Federal Income Taxes...........................................................................60

Note 9 - Pension Plans and Deferred Compensation Arrangements...........................................69

Note 10 - Capital and Surplus and Dividend Restrictions.................................................73

Note 11 - Contingencies.................................................................................75

Note 12 - Other Significant Matters.....................................................................89

Note 13 - Subsequent Events.............................................................................91

                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Shareholders of American Home Assurance Company:

We have audited the accompanying statutory statements of admitted assets, liabilities, capital and surplus of American Home Assurance Company (the Company) as of December 31, 2011 and 2010, and the related statutory statements of operations and changes in capital and surplus, and cash flow for each of the three years then ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the New York State Department of Financial Services, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2011 and 2010, or the results of its operations or its cash flows for each of the three years then ended December 31, 2011.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years then ended December 31, 2011, on the basis of accounting described in Note 1.

As described in Note 2 to the financial statements, during 2009, the Company adopted SSAP No. 10R, Income Taxes - Revised, A Temporary Replacement to SSAP No. 10, and has reflected the effect of this adoption within Changes in accounting principles on the Statements of Changes in Capital and Surplus.


/s/ PricewaterhouseCoopers LLP

April 25, 2012
New York, New York

                         AMERICAN HOME ASSURANCE COMPANY

                          STATEMENTS OF ADMITTED ASSETS
                                 STATUTORY BASIS
                        AS OF DECEMBER 31, 2011 AND 2010
                                 (000'S OMITTED)


------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31,                                                                      2011            2010
------------------------------------------------------------------------------------------------------------------

Cash and invested assets:
   Bonds, primarily at amortized cost (fair value:
    2011 - $18,504,022; 2010 - $15,493,142)                                         $  17,761,724  $  15,148,888
   Stocks:
   Common stocks, at fair value adjusted for non-admitted assets
    (cost: 2011 - $63,353; 2010 - $371,153)                                                84,263        397,460
   Preferred stocks, primarily at fair value
    (cost: 2011 - $0; 2010 - $79,211)                                                           -         90,886
   Other invested assets (cost: 2011 - $1,196,504; 2010 - $1,361,568)                   1,440,576      1,574,423
   Derivatives                                                                              1,690              -
   Short-term investments, at amortized cost (approximates fair value)                    377,947      2,439,897
   Cash and cash equivalents                                                               68,584        181,013
   Receivable for securities and other                                                        491          1,146
------------------------------------------------------------------------------------------------------------------
        TOTAL CASH AND INVESTED ASSETS                                                 19,735,275     19,833,713
------------------------------------------------------------------------------------------------------------------


Investment income due and accrued                                                         185,393        189,859
Agents' balances or uncollected premiums:
   Premiums in course of collection                                                       461,753        425,340
   Premiums and installments booked but deferred and not yet due                          344,024        409,915
   Accrued retrospective premiums                                                       1,377,347      1,447,644
Amounts billed and receivable from high deductible policies                                38,112         32,948
Reinsurance recoverable on loss payments                                                  397,299        433,305
Funds held by or deposited with reinsurers                                                 71,893         41,961
Net deferred tax assets                                                                   691,892        782,765
Equities in underwriting pools and associations                                           266,934        544,719
Receivables from parent, subsidiaries and affiliates                                       13,330      1,992,253
Other admitted assets                                                                     317,020        282,173
------------------------------------------------------------------------------------------------------------------

        TOTAL ADMITTED ASSETS                                                       $  23,900,272  $  26,416,595
==================================================================================================================


                See Notes to Statutory Basis Financial Statements

                         AMERICAN HOME ASSURANCE COMPANY


                 STATEMENTS OF LIABILITIES, CAPITAL AND SURPLUS
                                 STATUTORY BASIS
                        AS OF DECEMBER 31, 2011 AND 2010
                    (000'S OMITTED EXCEPT SHARE INFORMATION)

------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31,                                                           2011           2010
------------------------------------------------------------------------------------------------------

                                         LIABILITIES


Reserves for losses and loss adjustment expenses                       $   12,466,514   $  14,383,093
Unearned premium reserves                                                   2,843,572       3,213,423
Commissions, premium taxes, and other expenses payable                        314,840         237,988
Reinsurance payable on paid loss and loss adjustment expenses                  83,233         155,082
Current federal taxes payable to parent                                        23,930          60,666
Funds held by company under reinsurance treaties                            1,196,004         136,869
Provision for reinsurance                                                      78,525          99,443
Ceded reinsurance premiums payable, net of ceding commissions                 388,540         405,324
Deposit accounting liabilities                                                 97,625         189,891
Deposit accounting liabilities - funds held                                     4,848             990
Collateral deposit liability                                                  364,039         404,450
Payable to parent, subsidiaries and affiliates                                 46,427         204,326
Derivatives                                                                         -           4,250
Other liabilities                                                             324,872         247,701
------------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES                                                        18,232,969      19,743,496
------------------------------------------------------------------------------------------------------

                                     CAPITAL AND SURPLUS


Common capital stock, par value: (2011 - $11.51; 2010 - $15.00),
  1,758,158 shares authorized, 1,695,054 shares issued and
outstanding                                                                    19,504          25,426
Capital in excess of par value                                              4,689,192       6,034,992
Unassigned surplus                                                            507,717         351,265
Special surplus tax - SSAP 10R                                                450,661         260,922
Special surplus funds from retroactive reinsurance                                229             494
------------------------------------------------------------------------------------------------------
  TOTAL CAPITAL AND SURPLUS                                                 5,667,303       6,673,099
------------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES, CAPITAL, AND SURPLUS                              $   23,900,272   $  26,416,595
======================================================================================================


                See Notes to Statutory Basis Financial Statements

                         AMERICAN HOME ASSURANCE COMPANY

           STATEMENTS OF OPERATIONS AND CHANGES IN CAPITAL AND SURPLUS
                                 STATUTORY BASIS
              FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
                                 (000'S OMITTED)

---------------------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31,                                      2011            2010           2009
---------------------------------------------------------------------------------------------------------------
                                         STATEMENTS OF OPERATIONS
Underwriting income:
  Premiums earned                                                $    5,682,158  $    5,648,764  $   6,354,545
---------------------------------------------------------------------------------------------------------------
Underwriting deductions:
  Losses incurred                                                     3,932,805       5,066,245      4,699,991
  Loss adjustment expenses incurred                                     611,264         912,853        768,136
  Other underwriting expenses incurred                                1,668,713       1,674,370      1,646,098
---------------------------------------------------------------------------------------------------------------
Total underwriting deductions                                         6,212,782       7,653,468      7,114,225
---------------------------------------------------------------------------------------------------------------
Net underwriting loss                                                  (530,624)     (2,004,704)      (759,680)
---------------------------------------------------------------------------------------------------------------

Investment income:
  Net investment income earned                                          800,175         769,130        791,263
  Net realized capital gains (net of capital gains taxes:
  2011 - $90,032; 2010 - $169,323; 2009 - $57,389)                      166,901         294,941         93,056
---------------------------------------------------------------------------------------------------------------
Net investment gains                                                    967,076       1,064,071        884,319
---------------------------------------------------------------------------------------------------------------

Net loss from agents' or premium balances charged-off                   (16,296)        (30,549)       (25,860)
Finance and service charges not included in premiums                          -               -          4,596
Other (expense) income                                                  (29,775)         52,746         24,110
---------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) AFTER CAPITAL GAINS TAXES AND BEFORE FEDERAL          390,381        (918,436)       127,485
INCOME TAXES
Federal income tax benefit                                             (104,195)       (141,920)      (122,307)
---------------------------------------------------------------------------------------------------------------
    NET INCOME (LOSS)                                            $      494,576  $     (776,516) $     249,792
===============================================================================================================
                                      CHANGES IN CAPITAL AND SURPLUS

Capital and surplus, as of December 31, previous year            $    6,673,099  $    5,872,354  $   5,413,173
  Adjustment to beginning surplus                                        26,048         (28,355)       (32,602)
---------------------------------------------------------------------------------------------------------------
Capital and surplus, as of January 1,                                 6,699,147       5,843,999      5,380,571

Changes in accounting principles (refer to Note 2)
    Adoption of SSAP 10R                                                      -               -        272,916
    Adoption of SSAP 43R                                                      -               -        (12,429)
Other changes in capital and surplus:
  Net income (loss)                                                     494,576        (776,516)       249,792
   Change in net unrealized capital gains (net of capital
    gains taxes: 2011 - $3,008; 2010 - $110,099; 2009 -
        $202,913)                                                        44,397        (161,330)      (113,064)
    Change in net deferred income tax                                   659,647        (396,374)        59,354
    Change in non-admitted assets                                      (926,257)        513,237       (318,767)
    Change in SSAP 10R                                                  189,739         (11,994)             -
    Change in provision for reinsurance                                  20,918         (10,819)         6,968
    Capital contribution                                                 67,381       1,947,275        343,286
    Return of capital                                                (1,414,078)              -              -
    Change in par value of common stock                                  (5,922)              -              -
    Dividends to stockholder                                           (137,458)       (301,343)             -
    Other surplus adjustments                                            (3,246)          1,494         (7,211)
    Foreign exchange translation                                        (21,541)         25,470         10,938
---------------------------------------------------------------------------------------------------------------
    Total changes in capital and surplus                             (1,031,844)        829,100        231,296
---------------------------------------------------------------------------------------------------------------
CAPITAL AND SURPLUS, AS OF DECEMBER 31,                          $    5,667,303  $    6,673,099  $   5,872,354
===============================================================================================================


                See Notes to Statutory Basis Financial Statements

                         AMERICAN HOME ASSURANCE COMPANY

                             STATEMENTS OF CASH FLOW
                                 STATUTORY BASIS
              FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
                                 (000'S OMITTED)

----------------------------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31,                                                2011           2010          2009
----------------------------------------------------------------------------------------------------------------------
                                                     CASH FROM OPERATIONS
Premiums collected, net of reinsurance                                     $   5,411,186  $   5,414,448  $  6,306,324
Net investment income                                                            779,881        851,466       743,343
Miscellaneous (expense) income                                                   (86,020)        16,466        (2,769)
----------------------------------------------------------------------------------------------------------------------
  SUB-TOTAL                                                                    6,105,047      6,282,380     7,046,898

Benefit and loss related payments                                              3,905,372      4,340,008     4,597,184
Payment to an affiliate under the asbestos loss portfolio transfer               783,818             -             -
Commission and other expense paid                                              2,363,249      2,416,351     2,520,462
Dividends paid to policyholders                                                       -              -            233
Federal and foreign income taxes paid (recovered)                                 28,206       (370,410)     (296,845)
----------------------------------------------------------------------------------------------------------------------

  NET CASH (USED IN) PROVIDED FROM OPERATIONS                                   (975,598)      (103,569)      225,864
----------------------------------------------------------------------------------------------------------------------
                              CASH FROM INVESTMENTS
Proceeds from investments sold, matured, or repaid:
  Bonds                                                                        4,992,080      5,421,569     4,332,397
  Stocks                                                                         545,819      1,385,481     1,731,884
  Other                                                                          392,513        130,972       222,781
----------------------------------------------------------------------------------------------------------------------
  TOTAL PROCEEDS FROM INVESTMENTS SOLD, MATURED, OR REPAID                     5,930,412      6,938,022     6,287,062
----------------------------------------------------------------------------------------------------------------------

Cost of investments acquired:
  Bonds                                                                        7,448,761      4,509,137     6,666,144
  Stocks                                                                           9,769        622,754       496,025
  Other                                                                          250,178        240,465       107,966
----------------------------------------------------------------------------------------------------------------------
  TOTAL COST OF INVESTMENT ACQUIRED                                            7,708,708      5,372,356     7,270,135
----------------------------------------------------------------------------------------------------------------------
  NET CASH (USED IN) PROVIDED FROM INVESTING  ACTIVITIES                      (1,778,296)     1,565,666      (983,073)
----------------------------------------------------------------------------------------------------------------------

                  CASH FROM FINANCING AND MISCELLANEOUS SOURCES
Capital contribution                                                           1,942,747              -        91,418
Return of capital                                                             (1,414,078)             -            -
Change in par value of common stock                                               (5,922)             -            -
Dividends to stockholder                                                        (110,000)      (301,343)           -
Intercompany receivable and payable, net                                        (116,100)       169,364       771,557
Net deposit on deposit-type contracts and other insurance                         (1,723)        13,312        74,417
Equities in underwriting pools and association                                   356,715          6,643       125,605
Collateral deposit liability                                                     (40,411)       (13,384)       31,448
Other                                                                            (31,713)      (103,508)      (26,266)
----------------------------------------------------------------------------------------------------------------------

  NET CASH PROVIDED FROM (USED IN) FINANCING AND MISCELLANEOUS ACTIVITIES        579,515       (228,916)    1,068,179
----------------------------------------------------------------------------------------------------------------------

  NET CHANGE IN CASH AND SHORT-TERM INVESTMENTS                               (2,174,379)     1,233,181       310,970
Cash and short-term investments:
  Beginning of year                                                            2,620,910      1,387,729     1,076,759
----------------------------------------------------------------------------------------------------------------------
  END OF YEAR                                                              $     446,531  $   2,620,910  $  1,387,729
======================================================================================================================


                See Notes to Statutory Basis Financial Statements

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT STATUTORY BASIS ACCOUNTING POLICIES

A.    ORGANIZATION

      American Home Assurance Company (the Company or American Home) is a direct wholly-owned subsidiary of Chartis U.S., Inc., a Delaware corporation, which is in turn owned by Chartis, Inc. (Chartis), a Delaware corporation. The Company's ultimate parent is American International Group, Inc. (the Ultimate Parent or AIG). See Note 5 for information about recent developments regarding AIG and Chartis, Inc.

     Chartis conducts the general insurance operations of AIG. Chartis presents its financial information in two operating segments -- commercial insurance and consumer insurance - with the supporting claims, actuarial, and underwriting disciplines integrated into these two major business segments.

     On January 17, 2012, Chartis announced that it had aligned its geographic structure to enhance execution of its commercial and consumer strategies and to add greater focus on its growth economies initiatives. Under this framework, Chartis is organized under three major geographic areas: the Americas, Asia and EMEA (Europe, Middle East and Africa). Previously, Chartis was organized in four geographic areas: the United States & Canada, Europe, the Far East, and Growth Economies (primarily consisting of Asia Pacific, the Middle East, and Latin America). This had no impact on the Company.

     The Company writes substantially all lines of property and casualty insurance with an emphasis on U.S. commercial business. In addition to writing substantially all classes of business insurance, including large commercial or industrial property insurance, excess liability, inland marine, environmental, workers' compensation and excess and umbrella coverages, the Company offers many specialized forms of insurance such as aviation, accident and health, warranty, equipment breakdown, directors and officers liability, difference in conditions, kidnap-ransom, export credit and political risk, and various types of errors and omissions coverages. Through AIG's risk management operation, the Company provides insurance and risk management programs to large corporate customers. In addition, through AIG's risk solution operation, the Company provides its customized structured products and through the Private Client Group the Company provides personal lines insurance to high-net-worth individuals.

     The Company remains diversified both in terms of classes of business and geographic locations. For calendar year 2011, 21.9 percent of its net premiums written represented workers' compensation business. Relative to geographic location, 86.4 percent of the Company's direct premiums written were foreign sourced, the majority of which was Japan based. U.S. resident business accounted for 13.6 percent of the Company's direct writings. No state accounted for more than 5.0 percent of such premiums.

     The Company is party to that certain Amended and Restated Inter-company Pooling Agreement, dated October 1, 2011 among the companies listed below (the Admitted Pooling Agreement), which nine companies are each a member of the Admitted Companies Pool (the Admitted Pool) governed by the Admitted Pooling Agreement. The changes to the Admitted Companies Pooling Agreement were not material and were intended to clarify certain provisions and to consolidate and modernize the 1978 agreement with 14 addenda into one document. The

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     member  companies,  their National  Association of Insurance  Commissioners
     (NAIC) company codes, inter-company pooling percentages and states of domicile are as follows:

                                                                                   POOL
                                                                       NAIC    PARTICIPATION    STATE OF
    COMPANY                                                           CO CODE    PERCENTAGE     DOMICILE
    --------                                                          -------  -------------  -------------
(1) National Union Fire Ins. Co. of Pittsburgh, Pa. (National Union)*  19445        38%       Pennsylvania
(2) American Home                                                      19380        36%         New York
(3) Commerce and Industry Insurance Company  (C&I)                     19410        11%         New York
(4) Chartis Property Casualty Company (Chartis PC)                     19402         5%       Pennsylvania
(5) New Hampshire Insurance Company (New Hampshire)                    23841         5%       Pennsylvania
(6) The Insurance Company of the State of Pennsylvania (ISOP)          19429         5%       Pennsylvania
(7) Chartis Casualty Company                                           40258         0%       Pennsylvania
(8) Granite State Insurance Company                                    23809         0%       Pennsylvania
(9) Illinois National Insurance Co.                                    23817         0%         Illinois
* Lead Company

      The accompanying financial statements include the Company's U.S. operation and the operation of its Japan branch and its participation in the Chartis Overseas Association (the Association).

      The Company accepts business mainly from insurance brokers, enabling selection of specialized markets and retention of underwriting control. Any licensed insurance broker is able to submit business to the Company, but such broker has no authority to commit the Company to accept risk. In addition, the Company utilizes certain managing general agents and third party administrators for policy issuance and administration, underwriting, and claims adjustment services.

      The Company has significant transactions with AIG and affiliates and participates in the Admitted Pool. Refer to Note 5 for additional information.

B.    SUMMARY OF SIGNIFICANT STATUTORY BASIS ACCOUNTING POLICIES

      PRESCRIBED OR PERMITTED STATUTORY ACCOUNTING PRACTICES:

      The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (formerly the Insurance Department of the State of New York) (NY SAP).

      NY SAP recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial position and results of operations of an insurance company and for the purpose of determining its solvency under the New York Insurance Law. The NAIC's Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of New York. The Superintendent of the New York State Department of Financial Services (the Superintendent) has the right to permit other specific practices that deviate from prescribed practices.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      NY SAP has adopted certain accounting practices that differ from those set forth in NAIC SAP; specifically the prescribed practices of (1) allowing the discounting of workers compensation known case loss reserves on a non-tabular basis; under NAIC SAP, non-tabular discounting of reserves is not permitted; and (2) NY SAP Regulation 20 (Regulation 20) allows certain offsets to the provision for reinsurance that are not permitted under NAIC SAP.

      A reconciliation of the Company's net income and capital and surplus between NAIC SAP and practices prescribed or permitted by NY SAP is shown below:

-------------------------------------------------------------------------------------------------
DECEMBER 31,                                                2011           2010         2009
-------------------------------------------------------------------------------------------------
Net income (loss) , NY SAP                              $    494,576  $   (776,516) $    249,792
State prescribed practices - addition (deduction):
  Non-tabular discounting                                     60,114       (27,631)      (89,222)
-------------------------------------------------------------------------------------------------
NET INCOME (LOSS), NAIC SAP                             $    554,690  $   (804,147) $    160,570
==================================================================================================
Statutory surplus, NY SAP                               $  5,667,303  $  6,673,099  $  5,872,354
State prescribed or permitted practices - (charge):
  Non-tabular discounting                                   (384,510)     (444,624)     (416,993)
  Credits for reinsurance                                    (94,824)     (172,413)     (190,105)
-------------------------------------------------------------------------------------------------
STATUTORY SURPLUS, NAIC SAP                             $  5,187,969  $  6,056,062  $  5,265,256
==================================================================================================

      With the concurrence of the New York State Department of Financial Services (NY DFS), the Company has discounted certain of its asbestos reserves, specifically, those for which future payments have been identified as fixed and determinable.

      The use of all the aforementioned prescribed practices has not adversely affected the Company's ability to comply with the NAIC's risk based capital and surplus requirements for the 2011, 2010 and 2009 reporting periods.

      STATUTORY   ACCOUNTING   PRACTICES  AND  GENERALLY   ACCEPTED   ACCOUNTING
      PRINCIPLES:

      NAIC SAP is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America (GAAP). NAIC SAP and NY SAP vary in certain respects from GAAP. A description of certain of these accounting differences is set forth below:

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      Under GAAP:

      a. Costs that vary directly with acquiring business related to premiums written and costs allowed by assuming reinsurers related to premiums ceded are deferred and amortized over the periods covered by the underlying policies or reinsurance agreements;

      b.    Statutory  basis  adjustments,   such  as  non-admitted  assets  and
            unauthorized reinsurance, are restored to surplus;

      c. The equity in earnings of affiliates with ownership between 20.0 percent and 50.0 percent is included in net income, and investments in subsidiaries with greater than 50.0 percent ownership are consolidated;

      d. The reserves for losses and loss adjustment expenses (LAE) and unearned premium reserves are presented gross of ceded reinsurance by establishing a reinsurance asset;

      e. Debt and equity securities deemed to be available-for-sale and trading securities are reported at fair value. The difference between cost and fair value of securities available-for-sale is reflected net of related deferred income tax, as a separate component of accumulated other comprehensive income in shareholder's equity. For trading and fair value option securities, the difference between cost and fair value is included in income, while securities held to maturity are valued at amortized cost;

      f. Direct written premium contracts that do not have sufficient risk transfer are treated as deposit accounting liabilities;

      g. Insurance and reinsurance contracts recorded as retroactive require the deferral and amortization of accounting gains over the settlement period of the ceded claim recoveries. Losses are recognized in the Statements of Operations;

      h. Deferred federal income taxes are provided for temporary differences for the expected future tax consequences of events that have been recognized in the Company's financial statements. The provision for deferred income taxes is reported in the Statements of Operations;

      i. For structured settlements in which the reporting entity has not been legally released from its obligation with the claimant (i.e. remains as the primary obligor), GAAP requires the deferral of any gain resulting from the purchase of a structured settlement annuity and to present an asset for the amounts to be recovered from such annuities;

      j. Entities termed variable interest entities (VIEs) in which equity investors do not have the characteristics of controlling interest, or do not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties, are subject to consolidation by the entity that will absorb the majority of the VIE's expected losses or residual returns, if they occur;

      k. Investments in limited partnerships, hedge funds and private equity interests over which the Company has influence are accounted for using the equity method with changes in interest included in net realized

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


            investment gains. Interest over which the Company does not have influence are reported, net of tax, as a component of accumulated other comprehensive income in shareholder's equity; and

      l. The statement of cash flow defers in certain respects from the presentation required under NAIC, including the presentation of changes in cash and cash equivalents.

      Under NAIC SAP:

      a. Costs that vary directly with acquiring business related to premiums written and costs allowed by assuming reinsurers related to premiums ceded are immediately expensed;

      b.    Statutory  basis  adjustments,   such  as  non-admitted  assets  and
            unauthorized reinsurance are charged directly to surplus;

      c. Subsidiaries are not consolidated. The equity in earnings of affiliates is included in unrealized appreciation/(depreciation) of investments which is reported directly in surplus. Dividends are reported as investment income;

      d. The reserve for losses and LAE and unearned premium reserves are presented net of ceded reinsurance;

      e. NAIC investment grade debt securities are reported at amortized cost, while NAIC non-investment grade debt securities (NAIC rated 3 to 6) are reported at lower of cost or fair value;

      f. Direct written premium contracts are reported as insurance as long as policies are issued in accordance with insurance requirements;

      g. Insurance and reinsurance contracts recorded as retroactive receive special accounting treatment. Gains and losses are recognized in the Statements of Operations and surplus is segregated to the extent gains are recognized. Certain retroactive intercompany reinsurance contracts are accounted for as prospective reinsurance if there is no gain in surplus as a result of the transaction;

      h. Deferred federal income taxes are provided for temporary differences for the expected future tax consequences of events that have been recognized in the Company's financial statements. Changes in deferred income taxes are charged directly to surplus and have no impact on statutory earnings. The admissibility of deferred tax assets is limited by statutory guidance;

      i. For structured settlement annuities where the claimant is the payee, statutory accounting treats these settlements as completed transactions and considers the earnings process complete (thereby allowing for immediate gain recognition), regardless of whether or not the reporting entity is the owner of the annuity;

      j.    NAIC SAP does not require consolidation of VIEs;

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      k. Investments in partnerships, hedge funds and private equity interests are carried at the underlying GAAP equity with results from operations reflected in unrealized gains and losses in the Statements of Changes in Capital and Surplus; and

      l. The statutory statement of cash flow defers in certain respects from the GAAP presentation, including the presentation of changes in cash and short term investments instead of cash equivalents and certain miscellaneous sources are excluded from operational cash flows.

      The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.


      SIGNIFICANT STATUTORY ACCOUNTING PRACTICES:

      A summary of the Company's significant statutory accounting practices are as follows:

      Use of Estimates: The preparation of financial statements in conformity with NY SAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. On an ongoing basis, the Company evaluates all of its estimates and assumptions. NY SAP also requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from management's estimates. The significant estimates were used for loss and LAE, certain reinsurance balances, admissibility of deferred taxes, allowance for doubtful accounts and the carrying value of certain investments.

      Invested Assets: The Company's invested assets are accounted for as follows:

      o Cash, Cash Equivalents and Short-term Investments: The Company considers all highly liquid debt securities with maturities of greater than three months but less than twelve months from the date of purchase to be short-term investments. Short-term investments are carried at amortized cost which approximates fair value (as designated by the NAIC Capital Markets and Investment Analysis Office formerly known as NAIC Securities Valuation Office). Cash is in a negative position when outstanding checks exceed cash-on-hand in operating bank accounts. The Company maximizes its investment return by investing a significant amount of cash-on-hand in short term investments. Short term investments are recorded separately from cash in the accompanying financial statements. The Company funds cash accounts daily using funds from short term investments. As required by the NAIC SAP, the negative cash balance is presented as an asset. Cash equivalents are short-term, highly liquid investments, with original maturities of three months or less, that are both (a) readily convertible to known amounts of cash, and (b) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

      o Bonds: Bonds with an NAIC designation of 1 and 2 are carried at amortized cost using the scientific method. Bonds with an NAIC designation of 3 to 6 are carried at the lower of amortized cost or fair value. Bonds that have not been filed with the NAIC Capital Markets and Investment Analysis Office within one year of purchase receive a "6*" rating and are carried at zero value, with a charge to unrealized investment loss.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


            Bonds filed with the NAIC Capital Markets and Investment Analysis Office which receive a "6*" can carry a value greater than zero. If a bond is determined to have an other-than-temporary impairment
            (OTTI) in value the cost basis is written down to fair value as a new cost basis, with the corresponding charge to Net Realized Capital Gains (Losses) as a realized loss.

            In periods subsequent to the recognition of an OTTI loss for bonds, the Company generally accretes the difference between the new cost basis and the cash flows expected to be collected, if applicable, as interest income over the remaining life of the security based on the amount and timing of future estimated cash flows.

            Loan-backed and structured securities are carried at amortized cost and generally are more likely to be prepaid than other fixed maturities. As of December 31, 2011 and 2010, the fair value of the Company's loan-backed and structured securities approximated $3,936,226 and $597,315, respectively. Loan-backed and structured securities include prepayment assumptions used at the purchase date and valuation changes caused by changes in estimated cash flow and are valued using the retrospective method. Prepayment assumptions for loan-backed and structured securities were obtained from independent third party services or internal estimates. These assumptions are consistent with the current interest rate and economic environment.

            As described in Note 2 - Accounting Changes, the Company adopted a change in its OTTI accounting principle pertaining to loan-backed and structured securities in the third quarter of 2009 when it adopted SSAP No. 43R (Revised), Loan-backed and Structured Securities (SSAP 43R). Under SSAP 43R, credit-related OTTI for loan-backed and structured securities is based on projected discounted cash flows, whereas, credit-related OTTI for loan-backed and structured securities was previously based on projected undiscounted cash flows under SSAP 43.

      o Common and Preferred Stocks: Unaffiliated common stocks are carried principally at fair value. Perpetual preferred stocks with an NAIC rating of P1 or P2 are carried at fair value. Redeemable preferred stocks with an NAIC rating of RP1 or RP2 that are subject to a 100 percent mandatory sinking fund or paid in-kind are carried at amortized cost. All below investment grade, NAIC 3 to 6 preferred stocks, are carried at the lower of amortized cost or fair value.

            Investments in non-publicly traded affiliates are recorded based on the underlying audited equity of the respective entity's financial statements. The Company's share of undistributed earnings and losses of the affiliates are reported in the Unassigned Surplus as unrealized gains and losses.

      o Other Invested Assets: Other invested assets include primarily partnerships and joint ventures. Fair values are based on the net asset value of the respective entity's financial statements. Joint ventures and partnership investments are accounted for under the equity method, based on the most recent financial statements of the entity. Changes in carrying value are recorded as unrealized gains or losses. For investments in joint ventures and partnerships that are determined to have an OTTI in value, the cost basis is written down to fair value as a new cost basis, with the corresponding charge to Net Realized Capital Gains/(Losses) as a realized loss. Investments in collateral loans are carried at their outstanding principal balance plus related accrued interest, less impairments, if any, and are admitted assets to the extent the fair value of the underlying collateral value equals or exceeds 100 percent of the recorded loan balance.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      o Derivatives: The fair values of derivatives are determined using quoted prices in active markets and other market-evidence whenever possible, including market-based inputs to model, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. The Company's cross-currency swaps are accounted for under SSAP No. 86, entitled "Accounting for Derivative Instruments and Hedging Transactions" (SSAP 86). None of the cross-currency swaps meet the hedging requirements under SSAP 86, and therefore the change in fair value of such derivatives are recorded as unrealized gains or losses in Unassigned Surplus in the Statements of Operations and Changes in Capital and Surplus. When the contract expires, realized gains and losses are recorded in investment income.

      o Net Investment Gains: Net investment gains consist of net investment income earned and realized gains or losses from the disposition or impairment of investments. Net investment income earned includes accrued interest, accrued dividends and distributions from partnerships and joint ventures. Investment income is recorded as earned. Realized gains or losses on the disposition of investments are determined on the basis of the specific identification.

            Investment income due and accrued is assessed for collectability. The Company writes off investment income due and accrued when it is probable that the amount is uncollectible by recording a charge against investment income in the period such determination is made. Any amounts over 90 days past due which have not been written-off are non-admitted by the Company. As of December 31, 2011 and 2010, no material amount of investment income due and accrued was determined to be uncollectible or non-admitted.

      o Unrealized Gains (Losses): Unrealized gains (losses) on all stocks, bonds carried at fair value, joint ventures, partnerships, derivatives and foreign currency translation are credited or charged to Unassigned Surplus.

     Other Than Temporary Impairment:

     The Company regularly evaluates its investments for OTTI in value. The determination that a security has incurred an OTTI in value and the amount of any loss recognition requires the judgment of the Company's management and a continual review of their investment portfolio.

     The Company's policy for determining OTTI has been established in accordance with the prescribed NAIC SAP guidance, including SSAP 43R, SSAP No. 26 - Bonds, Excluding Loan Backed and Structured Securities, SSAP No 30 - Investments in Common Stock (excluding investments in common stock of subsidiary, controlled, or affiliated entities), SSAP No 48 -- Joint Ventures, Partnerships and Limited Liability Companies, and INT 06-07 Definition of Phrase "Other Than Temporary".

     For bonds, other than loan-backed and structured securities, an OTTI shall be considered to have occurred if it is probable that the Company will not be able to collect all amounts due under the contractual terms in effect at the acquisition date of the debt security. For loan-backed and structured securities, when a credit-related OTTI is present, the amount of OTTI recognized as a realized loss is equal to the difference between the investment's amortized cost basis and the present value of cash flows expected to be collected. If a bond is determined to have OTTI in value the cost basis is written down to fair value as a new cost basis, with the corresponding charge to Net Realized Capital Losses. In general, a security is considered a candidate for OTTI if it meets any of the following criteria:

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


            - Trading at a significant (25 percent or more) discount to par, amortized cost (if lower) or cost for an extended period of time (nine consecutive months or longer); or

            - The occurrence of a discrete credit event resulting in (i) the issuer defaulting on a material outstanding obligation, (ii) the issuer seeking protection from creditors under the bankruptcy law as or any similar laws intended for court supervised reorganization of insolvent enterprises; or (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or

            -     The  Company  may  not  realize  a  full   recovery  on  their
                  investment, irrespective of the occurrence of one of the foregoing events.

      Common and preferred stock investments whose fair value is less than their book value for a period greater than twelve months are considered a candidate for OTTI. Once a candidate for impairment has been identified, the investment must be analyzed to determine if any impairment would be considered other than temporary. Factors include:

            -     The  Company  may  not  realize  a  full   recovery  on  their
                  investment;

            -     Fundamental credit issues of the issuer;

            - An intent to sell the investment prior to the recovery of cost of the investment; or

            - Any other qualitative/quantitative factors that would indicate that an OTTI has occurred.

     Limited partnership investments whose fair value is less than its book value for a period greater than twelve months with a significant unrealized loss are considered a candidate for OTTI. Once a candidate for impairment has been identified, the investment must be analyzed to determine if any impairment would be considered other than temporary. Factors to consider include:

            - An order of liquidation or other fundamental credit issues with the partnership;

            - Evaluation of the cash flow activity between the Company and the partnership or fund during the year;

            - Evaluation of the current stage of the life cycle of the investment;

            - An intent to sell the investment prior to the recovery of cost of the investment; or

            - Any other qualitative/quantitative factors that would indicate that an OTTI has occurred.

     Revenue Recognition: Direct written premiums are primarily earned on a pro-rata basis over the terms of the policies to which they relate. For policies with exposure periods greater than thirteen months, premiums are earned in accordance with the methods prescribed in SSAP No. 65, Property and Casualty Contracts (SSAP 65). Accordingly, unearned premiums represent the portion of premiums written which are applicable to the unexpired

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      terms of policies in force. Ceded premiums are amortized into income over the contract period in proportion to the protection received.

      Premium estimates for retrospectively rated policies are recognized within the periods in which the related losses are incurred. In accordance with SSAP No. 66, Retrospectively Rated Contracts (SSAP 66), the Company estimates accrued retrospectively rated premium adjustments using the application of historical ratios of retrospectively rated premium development. The Company records accrued retrospectively rated premiums as an adjustment to written and earned premiums. The Company establishes non-admitted assets for 100 percent of amounts recoverable where any agent's balance or uncollected premium has been classified as non-admitted and thereafter for 10 percent of any amounts recoverable not offset by retrospectively return premiums or collateral. At December 31, 2011 and 2010, accrued premiums related to the Company's retrospectively rated return contracts amounted to $1,377,347 and $1,447,644, respectively, net of non-admitted premium balances of $58,213 and $55,910, respectively.

      Net written premiums that were subject to retrospective rating features were as follows:

      --------------------------------------------------------------------------
      For the years ended December 31,           2011         2010        2009
      --------------------------------------------------------------------------
      Net written premiums subject to
        retrospectively rated premiums        $  350,717   $  522,917  $ 526,445
      Percentage of total net written
        premiums                                     6.6%        10.1%       8.7%
      --------------------------------------------------------------------------

      Adjustments to premiums for changes in the level of exposure to insurance risk are generally determined based upon audits conducted after the policy expiration date. In accordance with SSAP No. 53, Property and Casualty Contracts -- Premiums (SSAP 53), the Company records the audit premium estimates as an adjustment to written premium, and earns these premiums immediately. For premium estimates that result in a return of premium to the policyholder, the Company immediately reduces earned premiums. When the premium exceeds the amount of collateral held, a non-admitted asset (equivalent to 10.0 percent of this excess amount) is recorded.

      In accordance with SSAP 53, the Company reviews its ultimate losses with respect to its unearned premium reserves. A premium deficiency liability is established if the premium reserves are not sufficient to cover the ultimate loss projection and associated acquisition expenses. Investment income is not considered in the calculation.

      For certain lines of business for which an insurance policy is issued on a claims-made basis, the Company offers to its insureds the option to purchase an extended reporting endorsement which permits the extended reporting of insured events after the termination of the claims-made contract. Extended reporting endorsements modify the discovery period of the underlying contract and can be for a defined period (e.g., six months, one year, five years) or an indefinite period. For defined reporting periods, premiums are earned over the term of the fixed period. For indefinite reporting periods, premiums are fully earned as written and loss and LAE liabilities associated with the unreported claims are recognized immediately.

      For warranty insurance, the Company will generally offer reimbursement coverage on service contracts issued by an authorized administrator and sold through a particular retail channel. Premiums are recognized over the life of the reimbursement policy in proportion to the expected loss emergence. The expected loss emergence can vary

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      substantially by policy due to the characteristics of products sold by the retailer, the terms and conditions of service contracts sold as well as the duration of an original warranty provided by the equipment manufacturer. The Company reviews all such factors to produce earnings curves which approximate the expected loss emergence for a particular contract in order to recognize the revenue earned.

      Reinsurance: Ceded premiums, commissions, expense reimbursements and reserves related to ceded business are accounted for on a basis consistent with that used in accounting for the original contracts issued and the terms of the reinsurance contract. Ceded premiums are reported as a reduction of premium earned. Amounts applicable to ceded reinsurance for unearned premium reserves, and reserves for losses and LAE have been reported as a reduction of these items, and expense allowances received in connection with ceded reinsurance are accounted for as a reduction of the related acquisition cost.

      Retroactive Reinsurance: Retroactive reinsurance reserves are reported separately in the balance sheet. Gains or losses are recognized in the
      Statements of Operations and Changes in Capital and Surplus as part of Other Income. Surplus gains are reported as segregated unassigned surplus until the actual retroactive reinsurance recovered exceeds the consideration paid.

      Deposit Accounting: Assumed and ceded reinsurance contracts which based on internal analysis, do not transfer a sufficient amount of insurance risk are recorded as deposit accounting transactions. In accordance with SSAP 62R, the Company records the net consideration paid or received as a deposit asset or liability, respectively. The deposit asset is reported as admitted if i) the assuming company is licensed, accredited or qualified by NY DFS; or ii) the collateral (i.e.: funds withheld, letters of credit or trusts provided by the reinsurer) meets all the requirements of NY SAP. The deposit asset or liability is adjusted by calculating the effective yield on the deposit to reflect the actual payments made or received to date and the expected future payments with a corresponding credit or charge to other gain in the Statements of Operations and Changes in Capital and Surplus.

      High Deductible Policies: In accordance with SSAP 65, the Company establishes loss reserves for high deductible policies net of deductibles (or reserve credits). As of December 31, 2011 and 2010, the amount of reserve credits recorded for high deductibles on unpaid claims amounted to $3,698,960 and $3,637,096, respectively.

      The Company establishes a non-admitted asset for 10 percent of paid loss recoverables, on high deductible policies, in excess of collateral held on an individual insured basis, or for 100 percent of paid loss recoverables where no collateral is held. As of December 31, 2011 and 2010, the net amount billed and recoverable on paid claims was $63,117 and $66,818, respectively, of which $25,005 and $33,870, respectively, were non-admitted. Additionally, the Company establishes an allowance for doubtful accounts for such paid loss recoverables in excess of collateral and after non-admitted assets, and does not recognize reserve credits where paid loss credits are deemed by the Company to be uncollectible.

      Foreign Property Casualty Business: As agreed with the NY DFS, the Company accounts for its participation in the business of the Association by (a) recording its net (after pooling) participation of such business as direct writings in its statutory financial statements; (b) recording in the
      Statements of Operations and Changes in Capital and Surplus its participation in the results of underwriting and investment income; and,
      (c) recording in the statements of admitted assets and liabilities, capital and surplus, its participation in the significant insurance and reinsurance balances; its net participation in all other assets (such as the invested assets) and liabilities has been recorded in Equities in Underwriting Pools and Associations.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      Commissions and Underwriting Expenses: Commissions, premium taxes, and certain underwriting expenses related to premiums written are charged to income at the time the premiums are written and are included in Other Underwriting Expenses Incurred. In accordance with SSAP 62R, the Company records a liability, equal to the difference between the acquisition cost and the reinsurance commissions received, on those instances where ceding commissions paid exceed the acquisition cost of the business ceded. The liability is amortized pro rata over the effective period of the reinsurance agreement in proportion to the amount of coverage provided under the reinsurance contract.

      Reserves for Losses and LAE: The reserves for losses and LAE, including IBNR losses, are determined on the basis of actuarial specialists' evaluations and other estimates, including historical loss experience. The methods of making such estimates and for establishing the resulting reserves are continually reviewed and updated as needed, and any resulting adjustments are recorded in the current period. Accordingly, losses and LAE are charged to income as incurred. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy.

      The Company discounts its loss reserves on workers' compensation claims as follows:

      The calculation of the Company's workers' compensation tabular discount is based upon the 1979-81 Decennial Mortality Table, and applying a 3.5 percent interest rate. As of December 31, 2011 and 2010, the Company's tabular discount amounted to $202,786 and $284,288, respectively, all of which were applied against the Company's case reserves.

      The calculation of the Company's workers' compensation non-tabular discount is based upon the Company's own payout pattern and a 5.0 percent interest rate as prescribed by NY SAP. As of December 31, 2011 and 2010, the Company's non-tabular discount amounted to $384,510 and $444,624, respectively, all of which were applied against the Company's case reserves. As of December 31, 2011 and 2010, the discounted reserves for losses (net of reinsurance) were $1,704,799 and $1,770,687, respectively.

      Foreign Exchange: Assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the close of the reporting period. Revenues, expenses, gains, losses and surplus adjustments are translated using weighted average exchange rates. Unrealized gains and losses from translating balances from foreign currency into United States currency are recorded as adjustments to surplus. Realized gains and losses resulting from foreign currency transactions are included in Other Income in the Statements of Operations and Changes in Capital and Surplus.

      Statutory Basis Reserves: Certain required statutory basis reserves, principally the provision for reinsurance, are charged to surplus and reflected as a liability of the Company.

      Policyholders' Dividends: Dividends to policyholders are charged to income as declared.

      Capital and Surplus: Common capital stock and capital in excess of par value represent amounts received by the Company in exchange for shares issued. The common capital stock represents the number of shares issued multiplied by par value per share. Capital in excess of par value represents the value received by the Company in excess of the par value per share and subsequent capital contributions in cash or in kind from its shareholder.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      Non-Admitted Assets: Certain assets, principally electronic data processing (EDP) equipment, software, leasehold improvements, certain overdue agents' balances, accrued retrospective premiums, certain deposit accounting assets that do not meet all of the NY DFS requirements for admissibility, prepaid expenses, certain deferred taxes that exceed statutory guidance and unsupported current taxes are designated as non-admitted assets and are directly charged to Unassigned Surplus. EDP equipment primarily consists of non-operating software and is depreciated over its useful life, generally not exceeding 5 years. Leasehold improvements are amortized over the lesser of the remaining lease term or the estimated useful life of the leasehold improvement. For the years ended December 31, 2011 and 2010, depreciation and amortization expense amounted to $14,394 and $18,468, and accumulated depreciation as of
      December   31,  2011  and  2010   amounted  to  $153,908   and   $139,515,
      respectively.

      Reclassifications: Certain balances contained in the 2010 and 2009 financial statements have been reclassified to conform to the current year's presentation.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 2 - ACCOUNTING ADJUSTMENTS TO STATUTORY BASIS FINANCIAL STATEMENTS

A.   CHANGE IN ACCOUNTING PRINCIPLES:

In 2011, the Company adopted the following change in accounting principles:

SSAP 35R

The Company adopted SSAP 35 -- Revised - Guaranty Fund and Other Assessments (SSAP 35R) effective for the reporting period beginning January 1, 2011. Under the new guidance, entities subject to assessments would recognize liabilities only when all of the following conditions would be met:

      1. An assessment has been imposed or information available prior to the issuance of the statutory financial statements indicates that it is probable that an assessment will be imposed;

      2. The event obligating an entity to pay an imposed or probable assessment has occurred on or before the date of the statutory financial statements; and

      3.    The amount of the assessment can be reasonably estimated.

For premium based assessments, the amount to be accrued would be based only on current year premiums written and not estimated future premiums written.

Under SSAP 35R, accounting for guaranty fund assessments would be determined in accordance with the type of guaranty fund assessment imposed. Additionally, SSAP 35R allows the anticipated recoverables from policy surcharges and premium tax offsets from accrued liability assessments to be an admitted asset.

The adoption of SSAP 35R did not impact the Company's surplus as the accrual was consistent with the new guidelines.

In 2010, the Company adopted the following change in accounting principles:

SSAP 100

The Company adopted SSAP No. 100, Fair Value Measurements (SSAP 100), effective for reporting periods ending December 31, 2010 and thereafter. SSAP 100 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements but does not change existing guidance about whether an asset or liability is carried at fair value. There were no changes in surplus as a result of this adoption.

In 2009, the Company adopted the following changes in accounting principles:

SSAP 43R

In the third quarter of 2009, the Company adopted SSAP 43R. Pursuant to SSAP 43R, if the fair value of a loan-backed or structured security is less than its amortized cost basis at the balance sheet date, an entity shall assess whether the

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


impairment is other-than temporary. When an impairment is present, SSAP 43R requires the recognition of credit-related OTTI for loan-backed and structured securities when the projected discounted cash flows for a particular security are less than the security's amortized cost. When a credit-related OTTI is present, the amount of OTTI recognized as a realized loss shall be equal to the difference between the investment's amortized cost basis and the present value of cash flows expected to be collected. Under the prescribed OTTI guidance for loan-backed and structured securities in the SSAP 43 that was in effect prior to the third quarter of 2009, OTTI was recognized when the amortized cost basis of a security exceeded undiscounted cash flows and such securities were written down to the amount of the undiscounted cash flows.

SSAP 43R required application to existing and new investments held by a reporting entity on or after September 30, 2009. The guidance in SSAP 43R that was effective in the third quarter of 2009 required the identification of all the loan-backed and structured securities for which an OTTI had been previously recognized and may result in OTTI being recognized on certain securities that previously were not considered impaired under SSAP 43. For this population of securities, if a reporting entity did not intend to sell the security, and had the intent and ability to retain the investment in the security for a period of time sufficient to recover the amortized cost basis, the reporting entity should have recognized the cumulative effect of initially applying SSAP 43R as an adjustment to the opening balance of unassigned funds with a corresponding adjustment to applicable financial statement elements.

As a result of the adoption of SSAP 43R, the Company recognized the following cumulative effect adjustment (CEA) in its 2009 statutory-basis financial statements, net of the related tax effect:

                                                        Direct (Charge) or
                                                             Credit to
                                                        Unassigned Surplus
                                                       -------------------

Gross cumulative effect adjustment (CEA)
- Net increase in the amortized cost of
loan-backed and structured
securities at adoption                                 $          (19,122)

Deferred tax on gross CEA                                           6,693
                                                       -------------------

Net cumulative effect of Change in Accounting
Principle included in the Statement of Capital
and Surplus                                            $          (12,429)
                                                       ===================

SSAP 10R

On December 7, 2009, the NAIC voted to approve SSAP No. 10R, Income Taxes -- Revised, A Temporary Replacement of SSAP No. 10 (SSAP 10R). The new standard is effective December 31, 2009 for 2009 and 2010 interim and annual periods. The Company adopted SSAP 10R to account for its income taxes in its 2009 annual filing. Income tax expense and deferred tax are recorded, and deferred tax assets are admitted in accordance with SSAP 10R. In addition to the admissibility test on deferred tax assets, SSAP 10R requires assessing the need for a valuation allowance on deferred tax assets. In accordance with the additional requirements, the Company assesses its ability to realize deferred tax assets primarily based on the earnings history, the future earnings potential, the reversal of taxable temporary differences, and the tax planning strategies available to the Company when recognizing deferred tax assets.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


In its 2009 annual filing, the Company admitted additional deferred tax assets of $272,916 as a result of the adoption of SSAP 10R.

B.    OTHER ADJUSTMENTS TO SURPLUS:

The Company has dedicated significant effort to the resolution of ongoing weaknesses in internal controls. As a result of these remediation efforts, management concluded that adjustments should be made to the Assets, Liabilities, and Capital and Surplus as reported in the Company's 2010, 2009 and 2008 annual statutory basis financial statements. While these adjustments were noteworthy, after evaluating the quantitative and qualitative aspects of these corrections, the Company concluded that its prior period financial statements were not materially misstated and, therefore, no restatement was required. These adjustments resulted in after tax statutory (charges) credits that in accordance with SSAP No. 3 Accounting Changes and Correction of Errors, have been reported as an adjustment to Unassigned Surplus as of January 1, 2011, 2010 and 2009. The impact of these adjustments on policyholder surplus as of January 1, 2011, 2010 and 2009 is as follows:

----------------------------------------------------------------------------------------------------------------
                                                               POLICYHOLDERS  TOTAL ADMITTED
                                                                  SURPLUS        ASSETS        TOTAL LIABILITIES
----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2010                                   $   6,673,099  $  26,416,595    $    19,743,496
Adjustments to beginning Capital and Surplus:
   Asset realization (includes $897 of deemed capital
    contribution)                                                     47,679         47,679                -
   Liability correction                                              (23,911)           -               23,911
   Income taxes                                                        2,280          2,280                -
----------------------------------------------------------------------------------------------------------------
       TOTAL ADJUSTMENTS TO BEGINNING CAPITAL AND SURPLUS             26,048         49,959             23,911
----------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2011, AS ADJUSTED                        $   6,699,147  $  26,466,554    $    19,767,407
================================================================================================================

An explanation for each of the adjustments for prior period's corrections is described below:

Asset realization - The increase in net admitted assets is primarily the result of: (a) a pooling correction in equities and deposits in pools and associations;
(b) an adjustment of an intangible asset; and (c) miscellaneous reserve adjustments; partially offset by (d) a miscellaneous non-admitted asset adjustment; (e) a correction of non-admitted assets related to retro premium and high deductible recoverable; and (f) other small miscellaneous adjustments.

Liability correction - The increase in total liabilities is primarily the result of: (a) an increase in IBNR as a result of the reversal of asbestos reserves related to coverage in place agreements; and (b) adjustment of paid losses and loss reserves; partially offset by (c) miscellaneous reserve adjustments; and
(d) other small miscellaneous adjustments.

Income taxes - The increase in taxes is primarily the result of: (a) adjustments to the current tax assets and tax liabilities, and (b) the tax effect of the corresponding change in asset realization and liability corrections.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
                                                               POLICYHOLDERS  TOTAL ADMITTED
                                                                  SURPLUS         ASSETS      TOTAL LIABILITIES
----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2009                                   $   5,872,354  $   25,002,928  $      19,130,574
Adjustments to beginning Capital and Surplus:
    Asset realization                                                  2,147           2,147               -
    Liability correction                                             (23,800)            -               23,800
    Income taxes                                                      (6,702)         (6,702)              -
----------------------------------------------------------------------------------------------------------------
       TOTAL ADJUSTMENTS TO BEGINNING CAPITAL AND SURPLUS            (28,355)         (4,555)            23,800
----------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2010, AS ADJUSTED                        $   5,843,999  $   24,998,373  $      19,154,374
================================================================================================================

An explanation for each of the adjustments for prior period's corrections is described below:

Asset realization - The increase in net admitted assets is primarily the result of (a) an increase in equities and deposits in pools and associations resulting from miscellaneous 2009 audit adjustments identified at the Association after the filing of the Company's 2009 financial statements; partially offset by (b) a decrease in miscellaneous accounts receivable that should have been recorded in prior periods; and (c) other small miscellaneous adjustments.

Liability correction - The increase in total liabilities is primarily the result of (a) an increase in loss reserves to correct prior year calculations related to insolvent reinsurers and commuted reinsurance agreements; (b) an increase in IBNR; (c) a correction of deposit liability balances; and (d) other small miscellaneous adjustments.

Income taxes - The (increase)/decrease in taxes is primarily the result of (a) adjustments to the deferred tax inventory, and (b) the tax effect of the corresponding change in asset realization and liability corrections.

----------------------------------------------------------------------------------------------------------------
                                                               POLICYHOLDERS  TOTAL ADMITTED
                                                                  SURPLUS         ASSETS      TOTAL LIABILITIES
----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2008                                   $   5,413,173  $   25,417,968  $      20,004,795
Adjustments to beginning Capital and Surplus:
    Asset realization                                                 30,679          30,679                -
    Liability correction                                             (97,307)            -               97,307

    Federal income taxes (includes $5,044 of deemed capital
       contribution)                                                  34,026          34,026                -
----------------------------------------------------------------------------------------------------------------
       TOTAL ADJUSTMENTS TO BEGINNING CAPITAL AND SURPLUS            (32,602)         64,705             97,307
----------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2009, AS ADJUSTED                        $   5,380,571  $   25,482,673  $      20,102,102
================================================================================================================

An explanation for each of the adjustments for prior period's corrections is described below:

Asset  realization - The increase in admitted assets is primarily the result of:
(a) adjustments reported by the Association as of December 31, 2009 (carrying value of affiliates, foreign exchange, and reinsurance balances); (b) the reversal of a duplicate reinsurance payable balance (which had been netted against reinsurance recoverables); and (c) increases to the carrying values of certain affiliates.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


Liability  correction - The increase in  liabilities is primarily the result of:
(a) adjustments to historical carried case and unearned premium reserves; (b) an adjustment to the revenue recognition policy for a specific insurance contract, resulting in the re-establishment of unearned premium reserves; (c) the accrual of an unrecorded liability for claim handling expenses; and (d) several remediation-related reinsurance accounting adjustments (including reconciliation adjustments and insolvency/commutation write-offs).

Income taxes - The decrease in federal  income taxes is primarily the result of:
(a) non-admitted prior year income tax receivables that were not settled at year end; (b) adjustment to tax discounting on loss reserves for workers' compensation; (c) deferred tax asset reconciliation to book unrealized gains and unrealized foreign exchange gains, offset by corresponding changes in non-admitted tax assets; (d) removal of duplicated tax deduction for affiliate dividends; and (e) tax deduction for nontaxable book gain.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 3 - INVESTMENTS

STATUTORY FAIR VALUE OF FINANCIAL INSTRUMENTS:

The following table presents the carrying values and statutory fair values of the Company's financial instruments as of December 31, 2011 and 2010.

                                                     2011                         2010
----------------------------------------------------------------------------------------------------
                                           CARRYING       STATUTORY      CARRYING       STATUTORY
                                             VALUE        FAIR VALUE       VALUE        FAIR VALUE
---------------------------------------  -----------------------------------------------------------
Assets:
  Bonds                                  $  17,761,724  $  18,504,022  $  15,148,888  $  15,493,142
  Common stocks                                 84,263         84,263        397,460        397,460
  Preferred stocks                                   -              -         90,886         90,886
  Other invested assets                      1,440,576      1,440,576      1,574,423      1,574,423
  Derivative asset                               1,690          1,690              -              -
  Cash, cash equivalents and short-term
   investments                                 446,531        446,531      2,620,910      2,620,910
  Receivable for securities and other              491            491          1,146          1,146
  Equities in underwriting pools and
  associations                                 266,934        266,934        544,719        544,719
Liabilities:
  Derivative liability                   $           -  $           -  $       4,250  $       4,250
  Collateral deposit liability                 364,039        364,039        404,450        404,450
----------------------------------------------------------------------------------------------------

The methods and assumptions used in estimating the statutory fair values of financial instruments are as follows:

      o The fair values of bonds, unaffiliated common stocks and preferred stocks are based on fair values that reflect the price at which a security would sell in an arm's length transaction between a willing buyer and seller. As such, sources of valuation include third party pricing sources, stock exchange, broker or custodian or the NAIC Capital Markets and Investment Analysis Office, formerly known as NAIC Securities Valuation Office.

      o     The statutory  fair values of affiliated  common stocks are based on
            the  underlying   equity  of  the  respective   entity's   financial
            statements.

      o Other invested assets include primarily partnerships and joint ventures. Fair values are based on the net asset value of the respective entity's financial statements.

      o The fair values of derivatives are valued using quoted prices in active markets and other market-evidence whenever possible, including market-based inputs to model, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency.

      o The carrying value of all other financial instruments approximates fair value.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------

The carrying values and fair values of the Company's bond investments as of December 31, 2011 and 2010 are outlined in the table below:

---------------------------------------------------------------------------------------------------------------------------
                                                                                    GROSS          GROSS
                                                                    CARRYING      UNREALIZED     UNREALIZED      FAIR
                                                                     VALUE *        GAINS          LOSSES        VALUE
---------------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 2011
  U.S. governments                                                $  1,202,854   $     51,880   $        30   $  1,254,704
  All other governments                                                866,122         34,145         3,898        896,369
  States, territories and possessions                                1,773,975        155,847           -        1,929,822
  Political subdivisions of states, territories and possessions      2,172,432        156,627           352      2,328,707

  Special revenue and special assessment obligations and all non-guaranteed obligations of agencies and authorities and
  their political subdivisions                                       5,430,054        343,906        10,153      5,763,807
  Industrial and miscellaneous                                       6,316,287        169,838       155,512      6,330,613
---------------------------------------------------------------------------------------------------------------------------
     TOTAL BONDS, AS OF DECEMBER 31, 2011                         $ 17,761,724   $    912,243   $   169,945   $ 18,504,022
===========================================================================================================================

---------------------------------------------------------------------------------------------------------------------------
                                                                                    GROSS         GROSS
                                                                   CARRYING      UNREALIZED     UNREALIZED       FAIR
                                                                    VALUE *         GAINS         LOSSES         VALUE
---------------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 2010
  U.S. governments                                                $  1,305,760   $    15,665    $    8,631   $  1,312,794
  All other governments                                                567,033        17,293         1,187        583,139
  States, territories and possessions                                2,097,245       106,740         4,276      2,199,709
  Political subdivisions of states, territories and   possessions    2,808,873        95,840        13,723      2,890,990

  Special revenue and special assessment obligations and all non-guaranteed obligations of agencies and authorities and
  their political subdivisions                                       6,238,798       198,038        59,040      6,377,796
  Industrial and miscellaneous                                       2,131,179        58,156        60,621      2,128,714
---------------------------------------------------------------------------------------------------------------------------
     TOTAL BONDS, AS OF DECEMBER 31, 2010                         $ 15,148,888   $   491,732    $  147,478   $ 15,493,142
===========================================================================================================================

At December 31, 2011 the Company held hybrid securities with a fair value of $53,235 and carrying value of $52,281. At December 31, 2010 the fair value was $74,956 and the carrying value was $66,182. These securities are included in Industrial and miscellaneous.



--------------------
* Includes bonds with NAIC designation of 3 to 6 that are reported at the lower of amortized cost or fair value. As of December 31, 2011 and 2010, the carrying value of those bonds amounted to $318,273 and $136,966, respectively.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The carrying values and fair values of bonds at December 31, 2011, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.


-----------------------------------------------------------------------
                                             CARRYING
                                              VALUE*       FAIR VALUE
-----------------------------------------------------------------------
Due in one year or less                   $     470,555  $     472,304
Due after one year through five years         8,273,233      8,731,654
Due after five years through ten years        3,340,837      3,562,914
Due after ten years                           1,691,587      1,800,924
Structured securities                         3,985,512      3,936,226
-----------------------------------------------------------------------
 TOTAL BONDS                              $  17,761,724  $  18,504,022
=======================================================================


Proceeds from sales and gross realized gains and gross realized losses were as follows:


FOR THE YEARS ENDED DECEMBER 31,             2011                         2010                        2009
----------------------------------------------------------------------------------------------------------------------
                                                    EQUITY                     EQUITY                      EQUITY
                                      BONDS       SECURITIES       BONDS      SECURITIES      BONDS      SECURITIES
-------------------------------------------------------------  --------------------------- ---------------------------
Proceeds from sales               $   3,979,210  $   104,040   $  4,652,824  $  1,078,800  $  3,921,920  $  1,636,318
Gross realized gains                    168,725       14,425         99,350       536,459        36,760       628,427
Gross realized losses                    (9,904)        (363)       (28,656)      (15,017)      (46,196)     (225,886)
----------------------------------------------------------------------------------------------------------------------

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The cost, fair value and carrying value of the Company's common and preferred stocks as of December 31, 2011 and 2010 are set forth in the table below:

                                       DECEMBER 31, 2011
----------------------------------------------------------------------------------
                        COST OR     GROSS       GROSS
                      AMORTIZED   UNREALIZED  UNREALIZED     FAIR      CARRYING
                         COST       GAINS       LOSSES       VALUE       VALUE
----------------------------------------------------------------------------------
Common stocks:
 Affiliated           $   40,792  $   21,832  $    5,602  $   57,022  $   57,022
 Non-affiliated           22,561       6,312       1,632      27,241      27,241
----------------------------------------------------------------------------------
  TOTAL               $   63,353  $   28,144  $    7,234  $   84,263  $   84,263
==================================================================================

Preferred stocks:
 Non-affiliated       $        -  $        -  $        -  $        -  $        -
----------------------------------------------------------------------------------
  TOTAL               $     -     $     -     $     -     $    -      $     -
==================================================================================


                                      DECEMBER 31, 2010
----------------------------------------------------------------------------------
                        COST OR      GROSS      GROSS
                       AMORTIZED  UNREALIZED  UNREALIZED    FAIR       CARRYING
                         COST        GAINS      LOSSES      VALUE       VALUE
----------------------------------------------------------------------------------
Common stocks:
 Affiliated           $  339,955  $   33,987  $   16,219  $  357,723   $ 357,723
 Non-affiliated           31,198       8,867         328      39,737      39,737
----------------------------------------------------------------------------------
  TOTAL               $  371,153  $   42,854  $   16,547  $  397,460   $ 397,460
==================================================================================

Preferred stocks:
 Non-affiliated       $   79,211  $   11,675  $        -  $   90,886   $  90,886
----------------------------------------------------------------------------------
  TOTAL               $   79,211  $   11,675  $    -      $   90,886   $  90,886
==================================================================================

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The fair value together with the aging of the gross pre-tax unrealized losses with respect to the Company's bonds and stocks as of December 31, 2011 and 2010 is set forth in the table below:

                                   LESS THAN 12 MONTHS         12 MONTHS OR LONGER            TOTAL
----------------------------------------------------------------------------------------------------------------
                                   FAIR      UNREALIZED        FAIR     UNREALIZED       FAIR        UNREALIZED
   DESCRIPTION OF SECURITIES       VALUE       LOSSES          VALUE      LOSSES         VALUE         LOSSES
---------------------------------------------------------   -----------------------   --------------------------
As of December 31, 2011:
  U. S. governments             $   101,528  $       30     $        -  $       -     $    101,528  $       30
  All other governments             125,873       2,625         16,280      1,273          142,153       3,898
  Political subdivisions of
  states, territories and
  possessions                        25,592         352              -          -           25,592         352
  Special revenue                   295,154         427         53,323      9,726          348,477      10,153
  Industrial and miscellaneous    2,107,765     120,975        274,131     34,537        2,381,896     155,512
  -------------------------------------------------------   -----------------------   --------------------------
  TOTAL BONDS                     2,655,912     124,409        343,734     45,536        2,999,646     169,945
  -------------------------------------------------------   -----------------------   --------------------------
  Affiliated                              -           -         20,584      5,602           20,584       5,602
  Non-affiliated                      4,075       1,328              -        304            4,075       1,632
  -------------------------------------------------------   -----------------------   --------------------------
  Common stock                        4,075       1,328         20,584      5,906           24,659       7,234
  -------------------------------------------------------   -----------------------   --------------------------
  TOTAL STOCKS                        4,075       1,328         20,584      5,906           24,659       7,234
  -------------------------------------------------------   -----------------------   --------------------------
  TOTAL BONDS AND STOCKS        $ 2,659,987  $  125,737     $  364,318  $  51,442     $  3,024,305  $  177,179
  =======================================================   =======================   ==========================

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


                                  LESS THAN 12 MONTHS         12 MONTHS OR LONGER             TOTAL
----------------------------------------------------------------------------------------------------------------
                                   FAIR      UNREALIZED        FAIR     UNREALIZED       FAIR      UNREALIZED
   DESCRIPTION OF SECURITIES       VALUE       LOSSES          VALUE      LOSSES         VALUE       LOSSES
---------------------------------------------------------   -----------------------   --------------------------
As of December 31, 2010:
  U. S. governments             $   349,766  $    8,631     $      -    $     -       $    349,766  $     8,631
  All other governments             117,994       1,187            -          -            117,994        1,187
  States, territories and
  possessions                       255,356       4,276            -          -            255,356        4,276
  Political subdivisions of
  states, territories and
  possessions                       661,980      13,723            -          -            661,980       13,723
  Special revenue                 1,542,522      44,779         80,600     14,261        1,623,122       59,040
  Industrial and miscellaneous      672,482      59,489          6,933      1,132          679,415       60,621
  -------------------------------------------------------   -----------------------   --------------------------
  TOTAL BONDS                     3,600,100     132,085         87,533     15,393        3,687,633      147,478
  -------------------------------------------------------   -----------------------   --------------------------
  Affiliated                        289,975      10,694         12,200      5,525          302,175       16,219
  Non-affiliated                        338          39            -          289              338          328
  -------------------------------------------------------   -----------------------   --------------------------
  Common stock                      290,313      10,733         12,200      5,814          302,513       16,547
  -------------------------------------------------------   -----------------------   --------------------------
  TOTAL STOCKS                      290,313      10,733         12,200      5,814          302,513       16,547
  -------------------------------------------------------   -----------------------   --------------------------
  TOTAL BONDS AND STOCKS        $ 3,890,413  $  142,818     $   99,733  $  21,207     $  3,990,146  $   164,025
  =======================================================   =======================   ==========================

The Company reported write-downs on its bond investments due to OTTI in fair value of $61,446, $49,894 and $38,733 in 2011, 2010 and 2009, respectively and reported write-downs on its common and preferred stock investments due to OTTI in fair value of $0, $33,261 and $38,827 during 2011, 2010 and 2009, respectively.

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


During 2011, 2010 and 2009, the Company reported the following write-downs on its joint venture and partnership investments due to an OTTI in fair value:

--------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31,                   2011       2010       2009
--------------------------------------------------------------------------------
General Atlantic Partners 82, L.P.               $  4,427   $      -   $       -
General Atlantic Partners 80, L.P.                  4,306          -           -
TH Lee Putnam Ventures, L.P.                        4,079          -           -
Sprout IX LP                                        1,988          -           -
Advanced Technology Ventures VI, L.P.               1,894          -           -
General Atlantic Partners 74, L.P.                      -     14,793           -
NEF Kamchia Co-Investment Fund, L.P.                    -     12,803           -
General Atlantic Partners 70, L.P.                      -     11,535           -
Prides Capital Fund I LP                                -     10,778           -
RH Fund 1, L.P.                                         -      6,940           -
General Atlantic Partners 77, L.P.                      -      6,326           -
AIG Black Sea Holding, L.P. (BTC Investment)            -          -      57,728
J.C. Flowers Fund II, L.P.                              -          -      20,286
Electra European Fund II                                -          -      17,266
Capvest Equity Partners, L.P.                           -          -      13,372
Valueact Capital Partners III                           -          -       8,811
Arrowpath Fund II, L.P.                                 -          -       4,973
AZ Auto Hldgs LLC                                       -          -       4,102
Brencourt Multi-Strategy, L.P.                          -          -       3,899
AIG Private Equity Portfolio, L.P.                      -          -       3,542
Blackstone Kalix Fund L.P.                              -          -       3,179
Meritage Private Equity Fund, L.P.                      -          -       1,239
Items less than $1.0 million                          750          -       2,255
--------------------------------------------------------------------------------
 TOTAL                                           $ 17,444   $ 63,175   $ 140,652
================================================================================

Securities carried at book adjusted carrying value of $1,316,565 and $1,363,230 were deposited with regulatory authorities as required by law as of December 31, 2011 and 2010, respectively.

During 2011, 2010 and 2009, included in Net Investment Income Earned were investment expenses of $27,606, $17,034 and $11,116, respectively and interest expense of $4, $348 and $9,737, respectively.

The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of pricing observability. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments traded in other-than-active markets or that do not have quoted prices have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. An active market is one in which transactions for the asset or liability being valued occur with sufficient frequency and volume to provide pricing information on an ongoing basis. An other-than-active market is one in which there are few transactions, the prices are not current, price

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


quotations vary substantially either over time or among market makers, or in which little information is released publicly for the asset or liability being valued. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and general market conditions.

The standard defines three "levels" based on observability of inputs available in the marketplace used to measure fair value. Such levels are:

      - Level 1: Fair value measurements based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

      - Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable at commonly quoted intervals.

      - Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the asset or liability.

Bonds, Common Stocks, Preferred Stocks and Derivatives:

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company uses fair values for bonds, common stocks, preferred stocks and derivatives with NAIC ratings of 3 or below where fair value is less than amortized cost. When fair values are not available, fair values are obtained from third party pricing sources.

The following table presents information about financial instruments carried at fair value on a recurring basis and indicates the level of the fair value measurement per SSAP 100 as of December 31, 2011 and 2010:

--------------------------------------------------------------------------
                                 DECEMBER 31, 2011
--------------------------------------------------------------------------
                       Level 1       Level 2       Level 3        Total
--------------------------------------------------------------------------
Bonds                 $       -     $  80,765     $  81,990     $  162,755
Common stocks            27,241             -             -         27,241
Preferred stocks              -             -             -              -
Derivative asset              -         1,690             -          1,690
--------------------------------------------------------------------------
Total                 $  27,241     $  82,455     $  81,990     $  191,686
==========================================================================

--------------------------------------------------------------------------
                                    DECEMBER 31, 2010
--------------------------------------------------------------------------
                       Level 1       Level 2       Level 3        Total
--------------------------------------------------------------------------
Bonds                 $      -      $   3,612     $   2,904     $    6,516
Common stocks            36,311         3,426            -          39,737
Preferred stocks             -         90,886            -          90,886
Derivative liability         -         (4,250)           -          (4,250)
--------------------------------------------------------------------------
Total                 $  36,311     $  93,674     $   2,904     $  132,889
==========================================================================

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------



The following table presents changes during 2011 and 2010 in Level 3 financial instruments measured at fair value on a recurring basis, and the realized and unrealized gains (losses) recorded in income during 2011 and 2010 related to the Level 3 financial instruments that remained in the balance sheet at December 31, 2011 and 2010.

------------------------------------------------------------------------------------------------------------------------------
                                                           Net Realized and Unrealized    Unrealized  Purchases,
                                                          Gains (Losses) Included in Net   Gains        Sales,
                   Balance                                    Investment Income and       (Losses)    Issuances,   Balance at
                 Beginning of                                Realized Capital Gains      Included in Settlements, December 31,
                     Year     Transfers In Transfers Out           (Losses)                Surplus       Net         2011
------------------------------------------------------------------------------------------------------------------------------
Bonds            $      2,904 $     72,866 $      (3,014) $                        3,686 $    (5,172) $   10,720 $      81,990
Common stocks               -            -             -                               -           -           -             -
Preferred stocks            -            -             -                               -           -           -             -
------------------------------------------------------------------------------------------------------------------------------
Total            $      2,904 $     72,866 $      (3,014) $                        3,686 $    (5,172) $   10,720 $      81,990
==============================================================================================================================


------------------------------------------------------------------------------------------------------------------------------
                                                           Net Realized and Unrealized    Unrealized  Purchases,
                                                          Gains (Losses) Included in Net   Gains        Sales,
                   Balance                                    Investment Income and       (Losses)    Issuances,   Balance at
                 Beginning of                                Realized Capital Gains      Included in Settlements, December 31,
                     Year     Transfers In Transfers Out           (Losses)                Surplus       Net         2010
------------------------------------------------------------------------------------------------------------------------------
Bonds            $     37,738 $      2,904 $     (32,212) $                       (8,652) $    10,049 $   (6,923) $      2,904
Common stocks              -            -             -                               -            -          -             -
Preferred stocks        2,905           -          (520)                              -           438     (2,823)           -
------------------------------------------------------------------------------------------------------------------------------
Total            $     40,643 $      2,904 $     (32,732) $                       (8,652) $    10,487 $   (9,746) $      2,904
==============================================================================================================================


Other Invested Assets:

The Company initially estimates the fair value of investments in joint ventures and limited partnerships (predominately private limited partnerships and certain hedge funds) by reference to transaction price. Subsequently, the Company obtains the fair value of these investments generally from net asset value information provided by the general partner or manager of the investments, the financial statements of which are audited annually. The Company considers observable market data and performs due diligence procedures in validating the appropriateness of using the net asset value as a fair value measurement.

The Company also measures the fair value of certain assets such as joint ventures and limited partnerships included in other invested assets on a non-recurring basis when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Company did not have other invested assets measured at fair value on a non-recurring basis as of December 31, 2011 and 2010.

Loan-Backed and Structured Securities:

There was no OTTI recorded during the year for loan-backed and structured securities due to the Company's intent to sell or its inability or lack of intent to retain such securities.

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


At December 31, 2011, the Company held loan-backed and structured securities for which it had recognized credit-related OTTI based on the fact that the present value of projected cash flows expected to be collected was less than the amortized cost of the securities.

---------------------------------------------------------------------------------
         BOOK/ADJUSTED
        CARRYING VALUE
        AMORTIZED COST  PRESENT VALUE OF
        BEFORE CURRENT   PROJECTED CASH   RECOGNIZED  AMORTIZED COST
          PERIOD OTTI        FLOWS           OTTI       AFTER OTTI     FAIR VALUE
---------------------------------------------------------------------------------
        $    1,564,984  $      1,516,679  $   48,305      $ 1,516,679 $ 1,440,301
=================================================================================


At December 31, 2011 and 2010, the Company held securities with unrealized losses (fair value is less than carrying value) for which OTTI had not been recognized in earnings as a realized loss. Such unrealized losses include securities with a recognized OTTI for non interest (i.e. credit) related declines that were recognized in earnings, but for which an associated interest related decline has not been recognized in earnings as a realized loss. The aggregate amount of unrealized losses and fair values for such securities, segregated between those securities that have been in a continuous unrealized loss position for less than 12 months and greater than 12 months, respectively, were as follows:

---------------------------------------------------------------------------------------------------------------
                                           DECEMBER 31, 2011
---------------------------------------------------------------------------------------------------------------
                                             Less than 12           12 Months or
                                                Months                 Longer                    Total
---------------------------------------------------------------------------------------------------------------
                                                    Unrealized              Unrealized               Unrealized
Description of Securities              Fair Value     Losses    Fair Value     Losses   Fair Value     Losses
---------------------------------------------------------------------------------------------------------------
Loan-backed and structured securities  $ 1,805,059  $  100,010  $  270,280  $   33,244  $ 2,075,339   $ 133,254
---------------------------------------------------------------------------------------------------------------
Total temporarily impaired securities  $ 1,805,059  $  100,010  $  270,280  $   33,244  $ 2,075,339   $ 133,254
===============================================================================================================


---------------------------------------------------------------------------------------------------------------
                                           DECEMBER 31, 2010
---------------------------------------------------------------------------------------------------------------
                                             Less than 12           12 Months or
                                                Months                 Longer                    Total
---------------------------------------------------------------------------------------------------------------
                                                    Unrealized              Unrealized               Unrealized
Description of Securities              Fair Value     Losses    Fair Value     Losses   Fair Value     Losses
---------------------------------------------------------------------------------------------------------------
Loan-backed and structured securities  $   572,376  $   58,253  $    6,298  $    1,130  $   578,674   $  59,383
---------------------------------------------------------------------------------------------------------------
Total temporarily impaired securities  $   572,376  $   58,253  $    6,298  $    1,130  $   578,674   $  59,383
===============================================================================================================


In its OTTI assessment, the Company considers all information relevant to the collectability of the security, including past history, current conditions and reasonable forecasts when developing an estimate of future cash flows. Relevant analyst reports and forecasts for the asset class also receive appropriate consideration. The Company also considers how credit enhancements affect the expected performance of the security. In addition, the Company also considers its cash and working capital requirements and generally considers expected cash flows in relation to its business plans and how such forecasts affect the intent and ability to hold such securities to recovery of their amortized cost.

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


During 2010, the Company and certain of its affiliated insurance companies purchased various series of Class A Notes from Metropolis II, LLC (Metropolis). Each series of notes issued by Metropolis are collateralized by a single asset backed security (or in one series, four asset backed securities), primarily, collateralized loan obligations.

The Class A Notes were created as part of securitization transactions during 2010, in which the collateral was transferred to Metropolis by AIG Financial Products Corp. (AIG-FP), an affiliate of the Company, through one of AIG-FP's wholly-owned subsidiaries. In exchange for the underlying collateral, AIG-FP and its wholly-owned subsidiary received cash equal in amount to the purchase price of the Class A Notes, and Class B Notes issued by Metropolis as part of the series.

The Company's and its affiliated insurance companies' participation in the purchase of Class A Notes during 2010 is as follows (par and purchase price each converted to US dollars as of the acquisition date):

COMPANY                             PAR PURCHASED    PURCHASE PRICE
National Union                     $       852,455   $        808,335
American Home                              423,421            402,213
C&I                                        275,223            261,438
Lexington Insurance Company                423,421            402,213
Chartis Select Insurance Company           275,223            261,438
                                  ------------------------------------
        Total                      $     2,249,743   $      2,135,637
                                  ====================================

Of the thirteen Class A Notes issued by Metropolis and purchased by the Company and its affiliates, eight series are denominated in euros, the same currency as the collateral underlying that series. The Company and each of the affiliated insurance companies participating in the transactions entered into cross-currency swaps with AIG Markets, Inc. to hedge the foreign currency risk associated with the euro-denominated Class A Notes.

Pursuant to the Company's cross-currency swaps, the Company will periodically make payments in euros in exchange for a receipt of a payment in US dollars on fixed dates and fixed exchange rates. The Company is therefore exposed under this type of contract to fluctuations in value of the swaps due to changes in exchange rates. This exposure in the value of euro payments offsets the Company's exposure to changes in the value of euro receipts on the Metropolis Class A Notes discussed above.

Credit Risk: The current credit exposure of the Company's derivative contracts is limited to the fair value of such contracts that are favorable to the Company at the reporting date. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral.

Cash Requirements: The Company is not subject to collateral requirements on the cross-currency swaps. On swap payment dates, the Company is required to make a payment in euros equal to the amount of euros physically received on the Metropolis Class A Notes.

The Company has determined that the cross-currency swaps do not qualify for hedge accounting under the criteria set forth in SSAP No. 86, entitled Accounting for Derivative Instruments and Hedging Transactions. As a result, the Company's swap agreements are accounted for at fair value and the changes in fair value are recorded as unrealized gains or unrealized losses in the Statements of Operations and Changes in Capital and Surplus.

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------



The initial notional amount of each swap matched the par amounts of Class A Notes purchased. The notional amount on these swaps reduces over time, to match reductions in the par amounts of the related Class A Notes owned by the Company and its affiliates (e.g., resulting from principal repayments or sales). The aggregate outstanding notional amount of the swaps as of December 31, 2011 and 2010 was EUR 1,080,300 and EUR 1,252,015, respectively.

The following table summarizes the realized and unrealized capital gains or losses, the notional amount and the fair value of the cross-currency swaps held by the Company and its affiliates as of and for the years ended December 31, 2011 and 2010:

                                     AS OF DECEMBER 31, 2011        YEAR ENDED DECEMBER 31, 2011
                                  ---------------------------    ------------------------------------
                                    OUTSTANDING                                         UNREALIZED
                                      NOTIONAL      ESTIMATED    REALIZED CAPITAL     CAPITAL GAINS /
                                       AMOUNT      FAIR VALUE    GAINS / (LOSSES)        (LOSSES)
                                  ---------------------------    ------------------------------------
COMPANY
National Union                    EUR   434,192    $    2,509    $         (7,961)    $         2,509
American Home                           195,790         1,690              (4,985)              1,690
C&I                                     127,264         1,148              (2,789)              1,148
Lexington Insurance Company             195,790         1,690              (4,291)              1,690
Chartis Select Insurance Company        127,264         1,148              (2,789)              1,148
                                  -------------------------------------------------------------------
        Total                     EUR 1,080,300    $    8,185    $        (22,815)    $         8,185
                                  ===================================================================

                                    AS OF DECEMBER 31, 2010         YEAR ENDED DECEMBER 31, 2010
                                  ---------------------------    -------------------------------------
                                    OUTSTANDING                                         UNREALIZED
                                     NOTIONAL       ESTIMATED    REALIZED CAPITAL     CAPITAL GAINS /
                                      AMOUNT       FAIR VALUE    GAINS / (LOSSES)        (LOSSES)
                                  ---------------------------    -------------------------------------
COMPANY
National Union                    EUR   493,005    $  (11,263)   $          2,580     $       (11,263)
American Home                           230,003        (4,250)                913              (4,250)
C&I                                     149,502        (2,762)                593              (2,762)
Lexington Insurance Company             230,003        (4,250)                913              (4,250)
Chartis Select Insurance Company        149,502        (2,762)                593              (2,762)
                                  --------------------------------------------------------------------
        Total                     EUR 1,252,015    $  (25,287)   $          5,592     $       (25,287)
                                  ====================================================================


Securities Lending

During the third quarter of 2011, the Company entered into financing transactions using municipal bonds to support statutory capital by generating taxable income. In these transactions, certain available for sale high grade municipal bonds were loaned to counterparties, primarily commercial banks and brokerage firms, who receive the tax-exempt income from the bonds. No foreign securities are loaned. In return, the counterparties are required to pay the Company an income stream equal to the bond coupon of the loaned securities, plus a fee. To secure their borrowing of

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


the securities, counterparties are required to post liquid collateral (such as high quality fixed maturity securities and cash) equal to at least 102 percent of the fair value of the loaned securities to third-party custodians for the Company's benefit in the event of default by the counterparties. The collateral is maintained in a third-party custody account and is trued-up daily based on daily fair value measurements from a third-party pricing source. If at any time the fair value of the collateral, inclusive of accrued interest thereon, falls below 102 percent of the fair value of the securities loaned, the Company can demand that the counterparty deliver additional collateral to restore the initial 102 percent collateral requirement. The Company is contractually prohibited from reinvesting any of the collateral it received, including cash collateral, for its securities lending activity. Accordingly, the securities lending collateral is not reported on the Company's balance sheet in accordance with SSAP No. 91R, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SSAP 91R). The Company has not pledged any of its assets as collateral. Consequently, the collateral is considered "off balance sheet". The aggregate amount of collateral received as of December 31, 2011, inclusive of accrued interest, is $953,661. The aggregate fair value of securities on loan is $919,879.


NOTE 4 - RESERVES FOR LOSSES AND LAE

A reconciliation of the Company's reserves for losses and LAE as of December 31, 2011, 2010 and 2009 is set forth in the table below:

------------------------------------------------------------------------------------------------
                                                       2011             2010           2009
------------------------------------------------------------------------------------------------

RESERVES FOR LOSSES AND LAE, END OF PRIOR YEAR    $  14,383,093   $  13,482,501   $  13,268,600

Incurred losses and LAE related to:

 Current accident year                                4,293,428       4,074,495       4,528,746

 Prior accident years                                   250,641       1,904,603         939,381
------------------------------------------------------------------------------------------------

  TOTAL INCURRED LOSSES AND LAE                       4,544,069       5,979,098       5,468,127
------------------------------------------------------------------------------------------------

Paid losses and LAE related to:

 Current accident year                               (1,368,553)     (1,206,965)     (1,426,132)

 Prior accident years                                (5,092,095)     (3,871,541)     (3,828,094)
------------------------------------------------------------------------------------------------

  TOTAL PAID LOSSES AND LAE                          (6,460,648)     (5,078,506)     (5,254,226)
------------------------------------------------------------------------------------------------

RESERVES FOR LOSSES AND LAE, AS OF DECEMBER 31,   $  12,466,514   $  14,383,093   $  13,482,501
================================================================================================


During 2011, the Company ceded $1,876,693 of its net asbestos and Excess Workers Compensation reserves to Eaglestone Reinsurance Company (Eaglestone) resulting in a decrease to net reserves. For 2011, the Company reported adverse loss and LAE reserve development of $250,641, including accretion of loss reserve discount, of $37,629. The adverse development was mostly attributable to Primary Casualty, Specialty Workers Compensation, and the Environmental classes of business partially offset by favorable development of Financial Lines and Excess Casualty classes of business. Catastrophe losses of $168,280 were also included in the Company's incurred losses and LAE. As

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


discussed in Note 5, the restructure of the foreign branch operations resulted in a decrease of $44,666 of the reserves during 2011.

Following completion of its 2010 annual comprehensive loss reserve review, the Company recorded a $1,506,600 reserve charge for the fourth quarter of 2010 to strengthen loss reserves, reflecting adverse development on prior accident years in classes of business with long reporting tails. Four classes -- Asbestos, Excess Casualty, Excess Workers' Compensation, and primary Workers' Compensation -- comprise approximately 80 percent of the total charge. The majority of the reserve strengthening relates to development in accident years 2005 and prior. These adjustments reflected management's current best estimate of the ultimate value of the underlying claims. These liabilities are necessarily subject to the impact of future changes in claim severity and frequency, as well as numerous other factors. Although the Company believes that these estimated liabilities are reasonable, because of the extended period of time over which such claims are reported and settled, the subsequent development of these liabilities in future periods may not conform to the assumptions inherent in their determination and, accordingly, may vary materially from the amounts previously recorded. To the extent actual emerging loss experience varies from the current assumptions used to determine these liabilities, they will be adjusted to reflect actual experience. Such adjustments, to the extent they occur, will be reported in the period recognized. AIG continues to monitor these liabilities and will take active steps to mitigate future adverse development. Additionally, during 2010, National Union commuted its quota share and stop loss reinsurance agreements with Chartis Specialty Insurance Company (Chartis Specialty) resulting in a net decrease in reserves of $1,180,170, offset by an increase of $794,667 from its commutation of a multi-year reinsurance agreement with American International Reinsurance Company, Ltd. (AIRCO). Refer to Note 6.

For 2009, the Company experienced significant adverse loss and LAE reserve development, including accretion of loss reserve discount. The adverse development was almost entirely attributable to the Excess Casualty and Excess Workers' Compensation classes of business. The Company modified its loss development assumptions for each of these classes of business in 2009 in response to the higher than expected loss emergence. For 2008, the development was slightly favorable prior to accretion of the workers compensation discount, and slightly adverse after recognition of accretion of the discount. Favorable development in Directors & Officers liability and other classes of business offset adverse development in the Company's Excess Casualty business. The adverse development in Excess Casualty was primarily related to accident years 2003 and prior.

The Company and some of its affiliates have continued their strategy that started in 2010 to improve the allocation of their reinsurance between traditional reinsurance markets and capital markets. As part of this strategy, they have secured $1.45 billion in protection for U.S. hurricanes and earthquakes through three separate catastrophe bond transactions. In 2011, they secured $575 million in a bond transaction and in 2010, $875 million through two separate bond transactions. These bond transactions in 2011 and 2010 reduced net premiums written by approximately $72,420 and $74,788, respectively.

As of December 31, 2011, 2010 and 2009, the Company's reserves for losses and LAE have been reduced by anticipated salvage and subrogation of $176,259, $169,676 and $166,812, respectively. In addition, as of December 31, 2011 and 2010, the Company recorded $0 and $50,400, respectively, of salvage from a related party, as a direct reduction of outstanding reserves.

As of December 31, 2011, 2010 and 2009, the Company's reserves for losses and LAE have been reduced by credits for reinsurance recoverable of $5,970,806, $4,364,556 and $5,336,235, respectively (exclusive of inter-company pooling).

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------



ASBESTOS AND ENVIRONMENTAL RESERVES

The Company continues to receive indemnity claims asserting injuries from toxic waste, hazardous substances, asbestos and other environmental pollutants and alleged damages to cover the clean-up costs of hazardous waste dump sites (environmental claims). Estimation of environmental claims loss reserves is a difficult process, as these claims, which emanate from policies written in 1984 and prior years, cannot be estimated by conventional reserving techniques. Environmental claims development is affected by factors such as inconsistent court resolutions, the broadening of the intent of policies and scope of coverage and increasing number of new claims. The Company and other industry members have and will continue to litigate the broadening judicial interpretation of policy coverage and the liability issues. If the courts continue in the future to expand the intent of the policies and the scope of the coverage, as they have in the past, additional liabilities would emerge for amounts in excess of reserves held. This emergence cannot now be reasonably estimated, but could have a material impact on the Company's future operating results or financial position.

The Company's  environmental exposure arises from the sale of general liability,
product  liability  or  commercial  multi  peril  liability  insurance,   or  by
assumption of reinsurance within these lines of business.

The Company estimates the full impact of the asbestos and environmental exposure by establishing case basis reserves on all known losses and establishes bulk reserves for IBNR losses and LAE based on management's judgment after reviewing all the available loss, exposure, and other information.

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The  Company's  asbestos  and  environmental   related  loss  and  LAE  reserves
(including case & IBNR reserves) for the year ended December 31, 2011, 2010 and 2009, gross and net of reinsurance credits, are as follows:

                                                      ASBESTOS LOSSES                      ENVIRONMENTAL LOSSES
-------------------------------------------------------------------------------------------------------------------------

                                               2011         2010         2009          2011        2010         2009
--------------------------------------------------------------------------------- ---------------------------------------
Direct :

Loss and LAE reserves, beginning of year   $ 1,536,426  $   890,649  $   905,283   $    67,916  $    88,550  $   105,450

 Incurred losses and LAE                       (56,328)     818,692      175,575         8,700        5,138       (3,738)

 Calendar year paid losses and LAE            (129,292)    (172,915)    (190,209)      (20,768)     (25,772)     (13,162)
--------------------------------------------------------------------------------- ---------------------------------------

LOSS AND LAE RESERVES, END OF YEAR         $ 1,350,806  $ 1,536,426  $   890,649   $    55,848  $    67,916  $    88,550
================================================================================= =======================================

Assumed:

Loss and LAE reserves, beginning of year   $   154,386  $    85,957  $    86,374   $     5,476  $     5,744  $     5,077

 Incurred losses and LAE                        26,780       87,026       (1,517)        1,379        1,066          856

 Calendar year paid losses and LAE             (19,442)     (18,597)       1,100        (1,227)      (1,334)        (189)
--------------------------------------------------------------------------------- ---------------------------------------

LOSS AND LAE RESERVES, END OF YEAR         $   161,724  $   154,386  $    85,957   $     5,628  $     5,476  $     5,744
================================================================================= =======================================

Net of reinsurance:

Loss and LAE reserves, beginning of year   $   733,373  $   393,257  $   414,790   $    41,696  $    48,761  $    57,647

 Incurred losses and LAE                        46,614      422,050       54,172         8,388        6,963        1,800

 Calendar year paid losses and LAE            (779,987)     (81,934)     (75,705)      (11,497)     (14,028)     (10,686)
--------------------------------------------------------------------------------- ---------------------------------------

LOSS AND LAE RESERVES, END OF YEAR         $         -  $   733,373  $   393,257   $    38,587  $    41,696  $    48,761
================================================================================= =======================================


The amount of ending reserves for Bulk and IBNR included in the table above for Asbestos and Environmental losses is as follows:

                                                      ASBESTOS LOSSES                      ENVIRONMENTAL LOSSES
-------------------------------------------------------------------------------------------------------------------------

                                               2011         2010         2009          2011        2010         2009
---------------------------------------------------------------------------------  --------------------------------------
Direct basis                               $   860,891  $ 1,127,844  $   503,724   $     8,937  $    17,850  $    29,091
Assumed reinsurance basis                      101,277      118,402       41,926           410          394          520
Net of ceded reinsurance basis                       -      552,119      221,716         4,491        8,548       14,070


The amount of ending reserves for LAE included in the table above for Asbestos and Environmental losses is as follows:

                                                      ASBESTOS LOSSES                      ENVIRONMENTAL LOSSES
-------------------------------------------------------------------------------------------------------------------------

                                               2011         2010         2009          2011        2010         2009
-------------------------------------------------------------------------------------------------------------------------
Direct basis                               $    98,454  $   125,316  $    55,969   $     3,830  $     7,650  $    12,468
Assumed reinsurance basis                        9,322        7,659        7,009            91           87          164
Net of ceded reinsurance basis                       -       55,849       26,985         3,588        3,582        5,971


Management believes that the reserves carried for the asbestos and environmental claims at December 31, 2011 are

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


adequate as they are based on known facts and current law. The Company continues to receive claims asserting injuries from toxic waste, hazardous substances, and other environmental pollutants and alleged damages to cover the cleanup costs of hazardous waste dump sites (hereinafter collectively referred to as environmental claims) and indemnity claims asserting injuries from asbestos. Estimation of asbestos and environmental claims loss reserves is a difficult process, as these claims, which emanate from policies written in 1984 and prior years, cannot be estimated by conventional reserving techniques.


Asbestos Loss Portfolio Transfer

On March 31, 2011, the Company and certain other Chartis affiliated insurers (collectively, the Chartis Reinsureds) entered into a loss portfolio transfer reinsurance agreement (Asbestos Reinsurance LPT), with an inception date of January 1, 2011, with Eaglestone. Under the Asbestos Reinsurance LPT, the Chartis Reinsureds transferred all of their net (net of discount and net of external reinsurance) U.S. asbestos liabilities to Eaglestone. The Chartis Reinsureds made a payment of $2,790,351 to Eaglestone (representing the net carrying value of their asbestos reserves) and Eaglestone agreed to provide coverage up to an aggregate limit of $5,000,000 on the assumed asbestos portfolio. The share of the net reserves (and payment) assumed by Eaglestone from each of Chartis Reinsureds is presented below.

Eaglestone and the Chartis Reinsureds received the required regulatory approvals to enter into the Asbestos Reinsurance LPT. The transaction closed and settled on May 13, 2011. Eaglestone and the Chartis Reinsureds recorded the transaction as prospective reinsurance in accordance with SSAP 62R.

On June 17, 2011, Eaglestone and the Chartis Reinsureds completed a transaction, effective as of January 1, 2011, with National Indemnity Company (NICO), a subsidiary of Berkshire Hathaway Inc., under which the bulk of the Chartis Reinsureds' U.S. asbestos liabilities that were assumed by Eaglestone under the Asbestos Reinsurance LPT were transferred through a reinsurance agreement by Eaglestone to NICO. The transaction with NICO covers potentially volatile U.S.-related asbestos exposures. The NICO transaction does not cover asbestos accounts that the Chartis reinsureds believe have already been reserved to their limit of liability or certain other ancillary asbestos exposures of Chartis affiliates.

In addition to its assumption of the subject asbestos liabilities and as included as part of its liability under the reinsurance agreement with Eaglestone, NICO assumed the collection risk on the Chartis Reinsureds' third party reinsurance recoverables with respect to the asbestos reserves NICO assumed. With the concurrence of the NY DFS, the Company's provision for reinsurance recoverable both paid and unpaid has been reduced by $82,034 to reflect the transfer to an authorized reinsurer of the collection risk on certain of the Chartis companies' asbestos related third party reinsurance recoverables. This credit is reflected in the "Other allowed offset items" column of the Schedule of Reinsurance of the Company's 2011 Annual Statement.

Excess Workers' Compensation Loss Portfolio Transfer

On March 31, 2011, the Admitted Pool members entered into a loss portfolio transfer agreement (Excess Workers' Compensation Reinsurance LPT), with an inception date of January 1, 2011, with Eaglestone to transfer $2,720,102 of net excess workers' compensation liabilities to Eaglestone on a funds withheld basis. Eaglestone established an initial funds withheld asset in the aggregate of $2,720,102 and agreed to provide coverage up to an aggregate limit of $5,500,000 on the assumed exposures. Eaglestone will earn interest of 4.25 percent per annum on the funds withheld balance. The Company's funds held balance including accrued interest was $1,071,268 at December 31, 2011. This

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


was considered a non cash transaction in the statement of cash flow.

The share of the net reserves assumed by Eaglestone from each of the Chartis Reinsureds is presented below.


----------------------------------------------------------------------------------------

                                          ASBESTOS LOSS  EXCESS WORKERS'
COMPANY                                      TRANSFER      COMPENSATION       TOTAL
----------------------------------------------------------------------------------------

ADMITTED POOL COMPANIES:
    National Union                        $     827,363  $       927,266  $   1,754,629
    American Home                               783,818        1,092,875      1,876,693
    C&I                                         239,500          333,934        573,434
    Chartis PC                                  108,863          122,009        230,872
    New Hampshire                               108,863          122,009        230,872
    ISOP                                        108,863          122,009        230,872
                                         -----------------------------------------------
TOTAL ADMITTED POOL COMPANIES             $   2,177,270  $     2,720,102  $   4,897,372
                                         ===============================================

SURPLUS LINES POOL COMPANIES:
    Lexington Insurance Company           $     261,997  $             -  $     261,997
    Chartis Select Insurance Company             67,370                -         67,370
    Chartis Specialty Insurance Company          37,428                -         37,428
    Landmark Insurance Company                    7,486                -          7,486
                                         -----------------------------------------------
TOTAL SURPLUS LINES POOL COMPANIES        $     374,281  $             -  $     374,281
                                         ===============================================

CHARTIS INTERNATIONAL
    Chartis Overseas Ltd.                 $     212,400  $             -  $     212,400
    Other                                        26,400                -         26,400
                                         -----------------------------------------------
TOTAL CHARTIS INTERNATIONAL               $     238,800  $             -  $     238,800
                                         ===============================================
                                         -----------------------------------------------
GRAND TOTAL                               $   2,790,351  $     2,720,102  $   5,510,453
                                         ===============================================

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 5 - RELATED PARTY TRANSACTIONS

A.    ADMITTED POOLING AGREEMENT

      The Company, as well as certain other insurance affiliates, is a party to an inter-company reinsurance pooling agreement. In accordance with the terms and conditions of this agreement, the member companies cede all direct and assumed business (except that of the Japan branch of the Company) to National Union (the lead pooling participant). In turn, each pooling participant receives from National Union their percentage share of the pooled business.

      The Company's share of the pool is 36.0 percent. Accordingly, premiums earned, losses and LAE incurred, and other underwriting expenses, as well as related assets and liabilities, in the accompanying financial statements emanate from the Company's percentage participation in the pool.

      A list of all pooling participants and their respective participation percentages is set forth in Note 1.

B.    CHARTIS OVERSEAS ASSOCIATION POOLING ARRANGEMENT

      AIG formed the Association; a Bermuda unincorporated association, in 1976, as the pooling mechanism for AIG's international general insurance operations. In exchange for membership in the Association at the assigned participation, the members contributed capital in the form of cash and other assets, including rights to future business written by international operations owned by the members. The legal ownership and insurance licenses of these international branches remain in the name of New Hampshire, National Union, and the Company. On annual basis the Association files audited financial statements with the NY DFS that have been prepared in accordance with NY SAP.

      At the time of forming the Association, the member companies entered into an open-ended reinsurance agreement, cancelable with six months written notice by any member. The reinsurance agreement governs the insurance business pooled in the Association. The initial participation established was subsequently amended for profits and losses for each year derived from reinsurance of risks situated in Japan (excluding certain Japanese situs risks and business underwritten by the Company's Japan branch which is not subject to the Admitted Pooling Agreement nor the Association). The participation for Japanese and non-Japanese business underwritten via the Association is set forth in the table below:

      --------------------------------------------------------- -------------- -------------------
                                                                  INITIAL         PARTICIPATION
                                                    NAIC CO.   PARTICIPATION   PERCENT SPECIFIC TO
      MEMBER COMPANY                                  CODE       PERCENT            JAPAN RISK
      --------------------------------------------------------------------------------------------

      Chartis Overseas Limited                           -         67.0%               85.0%
      Admitted Pool member companies, as follows:        -         33.0%               15.0%
        New Hampshire                                 23841        12.0%               10.0%
        National Union                                19445        11.0%                5.0%
        The Company                                   19380        10.0%                0.0%

      ============================================================================================

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      In accordance with the Admitted Pooling Agreement, the Admitted Pool member companies' participation in the Association is pooled among all Admitted Pool members proportional to their participation in the Admitted Pool. The Company's participation in the Association after the application of its participation in the Admitted Pooling Agreement has been presented in the accompanying financial statements as follows:


      --------------------------------------------------------------------------
      AS OF DECEMBER 31,                                   2011        2010
      --------------------------------------------------------------------------

      Assumed reinsurance premiums receivable          $   119,334  $    75,852
      Funds held by ceding reinsurers                       41,702       12,478
      Reinsurance recoverable                               34,065       42,074
      Equities in underwriting pools and associations      266,934      544,719
      --------------------------------------------------------------------------
      TOTAL ASSETS                                     $   462,035  $   675,123
      --------------------------------------------------------------------------

      Loss and LAE reserves                            $   524,705  $   564,889
      Unearned premium reserves                            206,983      233,080
      Funds held                                            10,157       13,038
      Ceded balances payable                                48,337       61,292
      Assumed reinsurance payable                           53,519       44,085
      --------------------------------------------------------------------------
      TOTAL LIABILITIES                                $   843,701  $   916,384
      --------------------------------------------------------------------------

      TOTAL SURPLUS                                    $  (381,666) $  (241,261)
      ==========================================================================

      As of December 31, 2011, the Association reported an asset of $2,401,126 representing the value of subsidiaries and affiliated entities (SCAs). As of December 31, 2011, Chartis Europe S.A. represented $1,748,890 and Chartis UK Holdings represented $542,447, respectively of this total SCA asset.

      The Company's reporting of its interest in the Association's SCA entities is consistent with the reporting of its interest in the Association and the Admitted Pooling Agreement. At December 31, 2011, the Company's interest in the Association's SCA entities was $285,254 and has been reported as a component of Equities in Underwriting Pools and Associations.

      As part of its efforts to simplify the legal entity structure, enhance transparency and streamline financial visibility, Chartis continued to restructure the foreign branch operations of the Admitted Pool members. Generally, the results of these foreign branch operations, with the exception of the Company's Japan and former Canadian branches, have historically been reported as part of the operations of the Association by its member companies consistent with the accounting for the Admitted Pooling Agreement, the Admitted Pool. The U.S. member companies of the Association pooled their 33 percent participation with the remaining members of the Admitted Pool.

      On January 1, 2011, the Company transferred the existing business of its Singapore Branch to Chartis Singapore Insurance PTE Ltd. (Chartis Singapore) an indirect wholly owned subsidiary of Chartis International, LLC. The Company also transferred the in force business of its Australia
      and  New  Zealand   branches  to  new  legal  entities

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      formed in those jurisdictions, effective March 1, 2011 and December 1, 2011 respectively. With an effective date of December 1, 2011, the Company also transferred the in force business of its Cyprus and Malta branches to newly formed branches of Chartis Insurance UK Limited (Chartis UK). New Hampshire transferred its in force business of its Philippines branch to Chartis Philippines Insurance Inc., a subsidiary of Chartis Singapore, effective December 1, 2011.

      On December 1, 2011, Chartis Insurance Ireland Limited (CIIL) merged into Chartis UK (n/k/a Chartis Europe Limited). Upon merger, business previously written by CIIL will be written by a newly registered Irish branch of Chartis UK. In connection with this restructuring, certain inter-company reinsurance agreements between CIIL and the Association members were novated to Chartis UK Ireland Branch and repaneled. On that same date, Chartis UK Ireland Branch entered into a quota share and a combined working and catastrophe excess of loss reinsurance agreement directly with the Association members.

      During  2011,  the  largest   restructuring   were  completed  at  Chartis
      Singapore, the Australia branch and the Hong Kong branches. These branches had total assets of $2,315,692 and liabilities of $1,322,618.

      Effective December 1, 2010, the in force business of the Hong Kong branches of National Union, the Company and New Hampshire was transferred to Chartis Insurance Hong Kong Limited, a subsidiary of Chartis Overseas Limited, under Section 25D of the Hong Kong Insurance Companies Ordinance. Consistent with the 2011 transactions, this transaction was recorded by the Admitted Pool members in calendar year 2011 with the approval of the New York and Pennsylvania Insurance Departments.

      The Association's fiscal year end is November 30th. Although the fiscal year end for the members of the Admitted Pool is December 31, their financial statements have historically and consistently reported the results of their participation in the Association as of the Association's fiscal year end. In order to achieve consistency in their financial reporting, the Admitted Pool members have received approval from the NY DFS and Pennsylvania Insurance Department to record the above referenced December 1, 2011 restructuring activities, including the reinsurance transactions associated with the restructuring of Chartis Ireland operations, in their 2012 statutory financial statements. These transactions are not expected to have a material impact on the Company's financial statements.


C.    GUARANTEE ARRANGEMENTS

      The Company issued guarantees whereby it unconditionally and irrevocably guaranteed all present and future obligations and liabilities of any kind arising from the policies of insurance issued by certain insurers who, as of the guarantee issue date, were members of the AIG holding company group. The guarantees were provided in order to secure or maintain the guaranteed companies' rating status issued by certain rating agencies, as disclosed in Note 11.

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


D.    INVESTMENTS IN AFFILIATES

      As of December 31, 2011 and 2010, the Company's common stock investments with its affiliates together with the related change in unrealized appreciation were as follows:

      ----------------------------------------------------------------------------------------------------------
                                                        AFFILIATE               CARRYING VALUE     CHANGE IN
                                                        OWNERSHIP  ACTUAL COST  AT DECEMBER 31,  CARRYING VALUE
      AFFILIATED COMMON STOCK INVESTMENTS                PERCENT      2011          2011              2011
      ----------------------------------------------------------------------------------------------------------
      AIU Brasil Affiliate                                100.0%   $       408  $           476  $       (1,771)
      Chartis Non Life Holding Company (Japan), Inc.        0.0%            -                -         (289,975)
      AIG Mexico Industrial, L.L.C.  (a)                    0.0%            -                -          (10,954)
      American International Realty Corporation            31.5%        14,198           35,962          (6,385)
      Pine Street Real Estate Holdings Corporation         31.5%         5,209            2,362             227
      Eastgreen, Inc.                                      13.8%        20,977           18,222           8,157
      ----------------------------------------------------------------------------------------------------------
       TOTAL COMMON STOCKS - AFFILIATES                            $    40,792  $        57,022  $     (300,701)
      ==========================================================================================================

      (a)   The Company's interest was sold on July 29, 2011.

      ----------------------------------------------------------------------------------------------------------
                                                        AFFILIATE               CARRYING VALUE     CHANGE IN
                                                        OWNERSHIP  ACTUAL COST  AT DECEMBER 31,  CARRYING VALUE
      AFFILIATED COMMON STOCK INVESTMENTS                PERCENT      2010          2010              2010
      ----------------------------------------------------------------------------------------------------------
      Chartis Non Life Holding Company (Japan), Inc.(c)   100.0%   $   300,384  $       289,975  $      210,017
      AIU Brasil Affiliate                                100.0%           408            2,247             155
      AIG Mexico Industrial, L.L.C.                        49.0%         6,981           10,954             567
      American International Realty Corporation            31.5%        14,169           42,347          21,723
      Pine Street Real Estate Holdings Corporation         31.5%         5,209            2,135             (58)
      Eastgreen, Inc.                                      13.4%        12,804           10,065             138
      Fuji Fire and Marine Insurance Company  (c)           2.8%            -                -          (12,180)
      ----------------------------------------------------------------------------------------------------------
       TOTAL COMMON STOCKS - AFFILIATES                            $   339,955  $       357,723  $      220,362
      ==========================================================================================================

      (c) The Company's ownership of Fuji Fire and Marine Insurance Company was consolidated with its ownership of Chartis Non Life Holding Company (Japan), Inc.

      On August 4, 2011, the Company closed a transaction in which it sold its interest in Chartis Non-Life Holding Company (Japan), Inc., an
      intermediate holding company whose primary asset consisted of approximately 38.6 percent of the common stock of Fuji Japan, to Chartis Pacific Rim Holdings, L.L.C, also a subsidiary of Chartis International, LLC, for approximately $433,600. The Company realized a capital gain of $133,220 and incurred a tax expense of $46,627 on this transaction. The tax liability was relieved through a deemed capital contribution.

      In 2010, the Company's ownership of Fuji Fire and Marine Insurance Company was consolidated with its ownership of Chartis Non Life Holding Company (Japan) Inc.

      Investments in affiliates are included in common stocks based on the net worth of the entity except for publicly

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      traded affiliates which are based on quoted fair values, less a discount as prescribed by NAIC SAP (see Note 1).

      The Company has ownership interests in certain affiliated real estate holding companies. From time to time, the Company may own investments in partnerships across various other AIG affiliated entities with a combined percentage greater than 10.0 percent. As of December 31, 2011 and 2010, the Company's total investments in partnerships with affiliated entities where AIG's interest was greater than 10.0 percent amounted to $566,665 and $802,931, respectively.


E.    RESTRUCTURING

      DOMESTIC OPERATIONS

      As discussed in Note 6, effective January 1, 2010 and April 1, 2010, National Union commuted its quota share and stop loss reinsurance agreements with Chartis Specialty and a multi-year reinsurance agreement with AIRCO, respectively. The Company recorded its share of these transactions based upon its stated pool percentage.

      Effective  October  7, 2010,  National  Union  Fire  Insurance  Company of
      Louisiana (NULA), Audubon Insurance Company (Audubon Insurance) and Audubon Indemnity Company (Audubon Indemnity) were merged with and into National Union. National Union is the surviving company and has assumed all of the existing obligations of the merged companies. The mergers were recorded as of October 1, 2010 with the approval of the Pennsylvania Insurance Department. As a result of the merger, National Union's total assets increased by $55,529; total liabilities increased by $4,901; gross paid in and contributed capital increased by $7,130; and unassigned surplus increased by $43,498. The increase to National Union's post-merger surplus is net of eliminations of $1,541 that is primarily related to the provision for reinsurance $1,308. This item is presented as Other Surplus Adjustments in National Union's Statement of Operations and Changes in Capital and Surplus. The other members of the Admitted Pool settled with National Union and recorded their proportionate share in accordance with the pooling agreement. With the approval of National Union's domiciliary regulator, none of the prior years' results or historical schedules have been restated for the merger. The transaction was accounted for as a statutory merger. National Union did not issue any new shares of stock as a result of the merger.

      On June 10, 2009, the Company sold 12,826 shares of Transatlantic Holdings, Inc. (TRH) for $470,341 and recorded a realized gain of $450,511. As of December 31, 2009, the Company continued to own 9,193 common shares of TRH, representing approximately 13.9 percent of TRH's common shares issued, which were sold in March 2010. The Company had previously owned 33.2 percent of TRH. In addition, the Company recorded a capital contribution of $75,923 pursuant to the terms of a make whole agreement between the Company and AIG, whereby AIG agreed to contribute capital to the Company in an amount equal to the difference between the statutory carrying value of TRH and the consideration received by the Company for the sale of its shares. The Company also received a deemed contribution of approximately $157,679 pursuant to the Tax Sharing Agreement (Agreement) in connection with this sale. The Agreement provides that AIG will reimburse the Company for any current tax liabilities arising from the sale of an operating subsidiary during the term of the Credit Facility, except amounts required to be remitted as Net Cash Proceeds, as defined in the Credit Facility. The Department issued a determination of non-control ruling relative to the Company's ownership of TRH. Accordingly, the Company's investment in TRH common stock has been reported as an unaffiliated investment in this financial statement and

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      has been reported at fair value in accordance with SSAP No. 30, Investments in Common Stock. During 2010, the Company sold all but one hundred of the remaining shares of TRH and realized a profit of $463,417.

      Effective July 1, 2009, the 21st Century Personal Auto Group (PAG) was sold to Farmers Group, Inc. (FGI), a subsidiary of Zurich Financial Services Group for $1.9 billion. Of the $1.9 billion proceeds received by AIG member companies from the sale of the PAG entities to FGI, $0.2 billion was retained by Chartis U.S., Inc. as consideration for the PAG entities it owned and $1.7 billion was provided to the Chartis U.S. insurance entities. American International Insurance Company (AIIC) was the lead company in the Personal Lines Pool which was the mechanism for sharing the PAG and the Private Client Group (PCG) business underwritten among the Personal Lines Pool members. PCG business was underwritten directly by member companies of the Personal Lines Pool as well as the insurance entities of Chartis U.S., Inc. not subject to this sale ("Chartis U.S., Inc. companies"). The PCG business written by Chartis U.S., Inc. companies was ceded 100 percent to AIIC as the pool lead. The total of the PCG business assumed by AIIC, the PCG business underwritten directly by Personal Lines Pool members, as well as the PAG business retained by AIIC ("net business of the Personal Lines Pool") was then subject to a 50 percent quota share to National Union. The Admitted Pool members participated in this business assumed by National Union at their stated pool percentages.

      In connection with this sale, various reinsurance agreements between the PAG companies and the Chartis U.S., Inc. companies (including the Company) were partially or fully commuted as of June 30, 2009. The major transactions are summarized below:

            1. The quota share reinsurance agreement between National Union and AIIC under which AIIC ceded 50 percent of the net business of the Personal Lines Pool to National Union was commuted as of June 30, 2009.

            2. All liabilities relating to existing PCG business that was written on a direct basis by members of the Personal Lines Pool were transferred to National Union under the terms of the PCG Business Reinsurance and Administration Agreement, effective June 30, 2009.

            3. All obligations and liabilities relating to the PCG business that was directly written and ceded by Chartis U.S., Inc. companies to AIIC under various quota share reinsurance agreements were commuted as of June 30, 2009.

      Following these transactions the Chartis U.S., Inc. companies settled all amounts due to AIIC in securities and cash totaling $871.9 million. The Company's share of this settlement was $293.3 million.

      The Chartis U.S., Inc. companies which owned 21st Century Insurance Group (a member company of PAG), recorded dividend income and a resulting intangible asset of approximately $527.5 million for the fair value of the PCG business, which was not subject to the PAG sale and was retained by the Chartis U.S., Inc. companies going forward. Additionally, capital contributions were received by the owners of 21st Century Insurance Group of $184.6 million from Chartis U.S. as part of the tax sharing agreement. The Company's share of these transactions was dividend income of $79.7 million and a capital contribution of $27.9 million.

      Following the sale of the PAG entities, which included the Company's ownership in 21st Century Insurance Group and AIG Hawaii Insurance Company, Inc., the Company received $182.6 million of the $1.7 billion of proceeds

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                (000'S OMITTED)

--------------------------------------------------------------------------------


received by the Chartis U.S., Inc. companies. As a result of these transactions involving the sale of these PAG entities, the Company recorded a pre-tax loss of $14.5 million.

FOREIGN OPERATIONS

Pursuant to a tender offer that expired on March 24, 2011, Chartis Japan Capital Company, LLC (CJCC), a newly formed subsidiary of National Union, acquired 43.59 percent of the outstanding shares of Fuji Fire and Marine Insurance Company, Limited (Fuji Japan). As a result of this transaction, as of March 31, 2011, Chartis owned 98.4 percent of Fuji Japan's outstanding voting shares. In a transaction that closed on August 4, 2011, National Union sold its interest in CJCC to Chartis Japan Holdings, LLC, a subsidiary of Chartis International, LLC, for approximately $586,800. Additionally, on the same date, the Company closed a transaction in which it sold its interest in Chartis Non-Life Holding Company (Japan), Inc., an intermediate holding company whose primary asset consisted of approximately 38.6 percent of the common stock of Fuji Japan, to Chartis Pacific Rim Holdings, L.L.C, also a subsidiary of Chartis International, LLC, for approximately $433,600. Chartis' total ownership of Fuji Japan has not changed as a result of these transactions.


F. OTHER RELATED PARTY TRANSACTIONS

The following table summarizes transactions (excluding reinsurance and cost allocation transactions) that occurred during 2011 and 2010 between the Company and any affiliated companies that exceeded one-half of one percent of the Company's admitted assets as of December 31, 2011 and 2010 and all capital contributions and dividends.

                                                                               ASSETS RECEIVED BY           ASSETS TRANSFERRED BY
                                                                                   THE COMPANY                    THE COMPANY
------------------------------------------------------------------------------------------------------------------------------------
   DATE OF                                                                      STATEMENT
 TRANSACTION    EXPLANATION OF TRANSACTION      NAME OF AFFILIATE                VALUE    DESCRIPTION  STATEMENT VALUE  DESCRIPTION
------------------------------------------------------------------------------------------------------------------------------------
  03/28/11     Purchase of securities      AIG Inc. Matched Investment Program  $ 587,841  Securities      $   587,841      Cash


  08/18/11     Purchase of securities            Chartis Select                   179,406  Securities          179,406      Cash

  08/18/11     Purchase of securities               Lexington                     747,122  Securities          747,122      Cash

  08/18/11       Sale of securities              Chartis Select                   210,304    Cash              200,294   Securities

  08/18/11       Sale of securities                 Lexington                     854,193    Cash              814,422   Securities

  03/01/11            Dividend                 Chartis U.S., Inc.                       -       -               11,448     In kind

  06/29/11            Dividend                 Chartis U.S., Inc.                       -       -               110,000      Cash

  11/01/11            Dividend                 Chartis U.S., Inc.                       -       -               16,010     In kind

  03/31/11     Return of capital (a)           Chartis U.S., Inc.                       -       -            1,020,000      Cash

  09/19/11       Return of capital             Chartis U.S., Inc.                       -       -              400,000      Cash

  06/30/11     Capital contributions           Chartis U.S., Inc.                   5,623     Cash                   -        -

   Various      Capital contributions (b)      Chartis U.S., Inc.                  57,153    In kind                 -        -

   Various      Capital contribution           Chartis U.S., Inc.                   4,605    In kind                 -        -
------------------------------------------------------------------------------------------------------------------------------------
(a) Refer immediately below this table for Eaglestone Reinsurance Company capitalization  Chartis Select: Chartis Select Insurance
                                                                                          Company
(b) Capital contributions in lieu of Tax Sharing Agreement                                Lexington: Lexington Insurance Company
------------------------------------------------------------------------------------------------------------------------------------


Funding of Eaglestone Capitalization

On March 31, 2011, National Union, the Company, and New Hampshire (Funding Participants), with the approval of the NY DFS and the Pennsylvania Insurance Department (PA DOI), returned $1,700,000 of capital to their immediate parent (Chartis U.S., Inc.) as part of a plan to capitalize Eaglestone with each of the companies contributing $510,000,

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                (000'S OMITTED)

--------------------------------------------------------------------------------


$1,020,000 and $170,000, respectively. Eaglestone was significantly overcapitalized relative to its risk based capital target after the loss portfolio transfer was executed with NICO. Accordingly, on July 26, 2011, Eaglestone received approval from PA DOI to return $1,030,000 in cash from its gross paid-in and contributed surplus to Chartis U.S., Inc. The distribution was made to Chartis U.S., Inc. on July 27, 2011. On that same date, Chartis U.S., Inc. contributed $620,000 to National Union, $130,000 to New Hampshire, and $100,000 to Chartis PC.

                                                                 ASSETS RECEIVED BY     ASSETS TRANSFERRED BY
                                                                    THE COMPANY             THE COMPANY
-------------------------------------------------------------------------------------------------------------
   DATE OF                                                      STATEMENT              STATEMENT
 TRANSACTION    EXPLANATION OF TRANSACTION  NAME OF AFFILIATE     VALUE    DESCRIPTION  VALUE     DESCRIPTION
-------------------------------------------------------------------------------------------------------------
  02/12/10               Dividend           Chartis U.S., Inc. $         -     -       $ 300,000     Cash

  04/08/10               Dividend           Chartis U.S., Inc.           -     -           1,343     Cash

  Various       Capital contribution (a)    Chartis U.S., Inc.       5,322  In kind            -       -

  03/31/10         Capital contribution     Chartis U.S., Inc.       4,829  In kind            -       -
                  Capital contribution(b)
  12/31/10                                  Chartis U.S., Inc.   1,937,124 Receivable          -       -

  06/24/10          Sale of securities       National Union        708,005   Cash        708,005  Securities

(a)  Capital contributions in lieu of Tax Sharing agreement

(b)  Capital contribution was received on February 25, 2011


In the ordinary course of business, the Company utilizes its affiliates for data center systems, investment services, salvage and subrogation, and claims management. The following table summarizes transactions (excluding reinsurance and cost allocation transactions) that occurred during 2011, 2010 and 2009 between the Company and affiliated companies that exceeded one-half of one percent of the Company's admitted assets as of December 31, 2011, 2010 and 2009:

FOR THE YEARS ENDED DECEMBER 31,        2011         2010      2009
----------------------------------------------------------------------
Chartis Global Claims Services, Inc. $    250,065  $ 245,427 $ 255,941

Chartis Global Services, Inc.             272,803          -         -
----------------------------------------------------------------------
 TOTAL                               $    522,868  $ 245,427 $ 255,941
======================================================================

Effective January 1, 2011, Chartis Global Services, Inc. is the shared services organization for Chartis U.S., Inc. and Chartis International, LLC. In 2010 and 2009, the expenses were paid by other members of the Admitted Pool and allocated to the Company in accordance with the Pooling Agreement.

As of December 31, 2011 and 2010, short-term investments included amounts invested in the AIG Managed Money Market Fund of $376,438 and $1,881,287, respectively.

Federal and foreign income taxes payable to the Ultimate Parent as of December 31, 2011 and 2010 amounted to $23,930 and $60,666, respectively.

At December 31, 2011 and 2010, the amount due from/(to) National Union, as the lead company of the intercompany

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                (000'S OMITTED)

--------------------------------------------------------------------------------


pool, was $3,447 and $(121,756), respectively.

As of December 31, 2011 and 2010, the Company had the following balances receivable/payable from/to its affiliates (excluding reinsurance transactions):

-------------------------------------------------------------------------------
AS OF DECEMBER 31,                                        2011          2010
-------------------------------------------------------------------------------
Balances with admitted pool companies                  $     6,325  $    31,954

Balances less than 0.5% of admitted assets                   7,005       23,175

Capital contributions receivable from Chartis U.S. Inc.          -    1,937,124
-------------------------------------------------------------------------------
RECEIVABLE FROM PARENT, SUBSIDIARIES AND AFFILIATES    $    13,330  $ 1,992,253
===============================================================================

Balances with admitted pool companies                  $       145  $   122,198

Balances less than 0.5% of admitted assets                  46,282       82,128
-------------------------------------------------------------------------------
PAYABLE TO PARENT, SUBSIDIARIES AND AFFILIATES         $    46,427  $   204,326
===============================================================================

On February 23, 2011, NY SAP approved the Company's request to receive a capital contribution of $1,937,124 in cash from its parent Chartis U.S., Inc. and to reflect such contribution in its December 31, 2010 annual statement. The capital contribution was received by the Company on February 25, 2011 and reported as Receivable from Affiliate at December 31, 2010.

On March 31, 2005 the Company and certain of its affiliates entered into a settlement agreement with an insured to release all the asbestos claims and other products coverage potentially available under the applicable insurance policies by making specified payments to the insured on a quarterly basis from March 2005 to December 2016. Between March 31, 2006 and March 25, 2008 the insured entered into a series of receivable sale agreements with AICC whereby AICC purchased the insured's March 2006 to December 2016 receivables of $365,000 for $278,930. The Company did not reduce its loss reserves for the agreements between the insured and AICC.

On October 27, 2009 AIG Funding, Inc. (AIGF) entered into an assignment and assumption agreement with AICC whereby AIGF assumed the remaining outstanding receivables from AICC, at net book value, as a partial payment against outstanding intercompany loan principal balances owed to AIGF by AICC. The amount, at net book value, was $225,962.

Refer to Notes 3, 4, 6, 7, 8, 9, 10 and 13 for other disclosures on transactions with related parties.

G.   EVENTS OCCURRING AT THE AIG LEVEL

In September 2008, liquidity issues resulted in AIG seeking and receiving governmental support through a credit facility from the Federal Reserve Bank of New York (the FRBNY, and such credit facility, the FRBNY Credit Facility) and funding from the United States Department of the Treasury (Department of the Treasury) through the Troubled

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                (000'S OMITTED)

--------------------------------------------------------------------------------


Asset Relief Program (TARP).

On January 14, 2011, AIG was recapitalized (the Recapitalization) and the FRBNY Credit Facility was repaid and terminated through a series of transactions that resulted in the Department of the Treasury becoming AIG's majority shareholder with ownership of approximately 92 percent of outstanding AIG Common Stock at that time. AIG understands that, subject to market conditions, the Department of the Treasury intends to dispose of its ownership interest over time, and AIG has granted certain registration rights to the Department of the Treasury to facilitate such sales.

On May 27, 2011, AIG and the Department of the Treasury, as the selling shareholder, completed a registered public offering of AIG Common Stock. AIG issued and sold 100 million shares of AIG Common Stock for aggregate net proceeds of approximately $2.9 billion and the Department of the Treasury sold 200 million shares of AIG Common Stock. AIG did not receive any of the proceeds from the sale of the shares of AIG Common Stock by the Department of the Treasury. As a result of the sale of AIG Common Stock in this offering, the Series G Cumulative Mandatory Convertible Preferred Stock, par value $5.00 per share (the Series G Preferred Stock) was cancelled and the ownership of the outstanding AIG Common Stock by the Department of the Treasury was reduced from approximately 92 percent to approximately 77 percent after the completion of the offering.

NOTE 6 - REINSURANCE

In the ordinary course of business, the Company reinsures certain risks with affiliates and other companies. Such arrangements serve to limit the Company's maximum loss on catastrophes, large and unusually hazardous risks. To the extent that any reinsuring company might be unable to meet its obligations, the Company would be liable for its respective participation in such defaulted amounts. The Company purchased catastrophe excess of loss reinsurance covers protecting its net exposures from an excessive loss arising from property insurance losses and excessive losses in the event of a catastrophe under workers' compensation contracts issued without limit of loss.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                (000'S OMITTED)

--------------------------------------------------------------------------------


During 2011, 2010 and 2009, the Company's net premiums written and net premiums earned were comprised of the following:

FOR THE YEARS ENDED DECEMBER 31,               2011                         2010                         2009
-------------------------------------------------------------------------------------------------------------------
                                       WRITTEN       EARNED      WRITTEN       EARNED       WRITTEN      EARNED
-------------------------------------------------------------- ------------------------- --------------------------
Direct premiums                      $  1,327,507  $ 1,425,212 $  1,471,932  $ 1,494,653 $   2,181,231 $  2,429,839

Reinsurance premiums assumed:

 Affiliates                             6,868,230    7,283,623    6,775,226    7,113,494     7,553,633    8,250,685

 Non-affiliates                           102,880       74,710       64,497       37,427        51,887       46,888
-------------------------------------------------------------- ------------------------- --------------------------
    GROSS PREMIUMS                      8,298,617    8,783,545    8,311,655    8,645,574     9,786,751   10,727,412
-------------------------------------------------------------- ------------------------- --------------------------
Reinsurance premiums ceded:

 Affiliates                             1,403,977    1,497,360    1,574,099    1,537,046     2,624,677    3,172,378

 Non-affiliates                         1,585,708    1,604,027    1,542,184    1,459,764     1,099,681    1,200,489
-------------------------------------------------------------- ------------------------- --------------------------
    NET PREMIUMS                     $  5,308,932  $ 5,682,158 $  5,195,372  $ 5,648,764 $   6,062,393 $  6,354,545
============================================================== ========================= ==========================

The maximum amount of return commissions which would have been due reinsurers if all of the Company's reinsurance had been cancelled as of December 31, 2011 and 2010 with the return of the unearned premium reserve is as follows:



                                         ASSUMED REINSURANCE       CEDED REINSURANCE                 NET
-------------------------------------------------------------- ------------------------- --------------------------
                                       UNEARNED                  UNEARNED                  UNEARNED
                                       PREMIUM      COMMISSION   PREMIUM     COMMISSION     PREMIUM     COMMISSION
                                       RESERVES      EQUITY      RESERVES      EQUITY      RESERVES       EQUITY
-------------------------------------------------------------- ------------------------- --------------------------
DECEMBER 31, 2011

 Affiliates                          $  3,342,813  $   394,470 $    830,856  $   138,051 $   2,511,957 $   256,419

 Non-affiliates                            65,890        7,775      444,215       73,807      (378,325)     (66,032)
-------------------------------------------------------------- ------------------------- --------------------------
 TOTAL                               $  3,408,703  $   402,245 $  1,275,071  $   211,858 $   2,133,632   $  190,387
============================================================== ========================= ==========================

DECEMBER 31, 2010

 Affiliates                          $  3,758,923  $   421,024 $    924,159  $   129,587 $   2,834,764 $    291,437

 Non-affiliates                            37,720        4,225      462,613       64,868      (424,893)     (60,643)
-------------------------------------------------------------- ------------------------- --------------------------
 TOTAL                               $  3,796,643  $   425,249 $  1,386,772  $   194,455 $   2,409,871 $  230,794
============================================================== ========================= ==========================

                                       53

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


As of December 31, 2011 and 2010 and for the years then ended, the Company's unearned premium reserves, paid losses and LAE, and reserves for losses and LAE (including IBNR), have been reduced for reinsurance ceded as follows:

-----------------------------------------------------------------
                           UNEARNED  PAID LOSSES   RESERVES FOR
                            PREMIUM      AND        LOSSES AND
                           RESERVES      LAE          LAE
-----------------------------------------------------------------
December 31, 2011

 Affiliates             $   830,856  $  124,663   $  10,409,887
 Non-affiliates             444,215     272,636       2,977,082
-----------------------------------------------------------------
 TOTAL                  $ 1,275,071  $  397,299   $  13,386,969
=================================================================
December 31, 2010
 Affiliates             $   924,159  $  131,717   $  10,701,691
 Non-affiliates             462,613     301,588       3,194,427
-----------------------------------------------------------------
 TOTAL                  $ 1,386,772  $  433,305   $  13,896,118
=================================================================

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The Company's unsecured reinsurance recoverables as of December 31, 2011 in excess of 3.0 percent of its capital and surplus is set forth in the table below:

------------------------------------------------------------------------
                                                   NAIC CO.
REINSURER                                           CODE        2011
------------------------------------------------------------------------
Affiliates:
 Chartis U.S., Inc. Admitted Pool                     -     $ 8,527,665
 Eaglestone Reinsurance Company                     10651       722,458
 Chartis Overseas Ltd.                                -         548,081
 AIU Insurance Company                              19399       142,755
 American International Reinsurance Co. Ltd           -          53,151
 Lexington Insurance Company                        19437        28,535
 United Guaranty Insurance Company                  11715        23,187
 Chartis Europe S.A.                                  -           6,375
 Chartis Insurance UK Ltd                             -           5,725
 Chartis Specialty Insurance Company                26883         4,901
 Landmark Insurance Company                         35637         2,696
 US Life Ins Co of NY (F/ Amer Int Life Ass NY)     70106         2,434
 Chartis Insurance Company Of Canada                  -           1,750
 Chartis Select Insurance Company                   10932         1,718
 Other affiliates below $1.0 million                  -           4,469
------------------------------------------------------------------------
  TOTAL AFFILIATES                                           10,075,900
------------------------------------------------------------------------

Non-Affiliates:
 Swiss Re Group                                       -         232,415
 Lloyds Syndicates                                    -         223,289
 Transatlantic Group                                  -         216,955
 Munich Re Group                                      -         174,362
------------------------------------------------------------------------
  TOTAL  NON-AFFILIATES                                         847,021
------------------------------------------------------------------------
 Total affiliates and non-affiliates                        $ 10,922,921
========================================================================

During 2011, 2010 and 2009, the Company reported in its Statements of Operations statutory losses of $2,152, $135,317 and $10,863, respectively, as a result of commutations with the following reinsurers. The 2011 loss was comprised of losses incurred of $2,146 and premiums earned of $(6); the 2010 loss was comprised of losses incurred of $135,412, commissions incurred of $(98) and premiums earned of $(3); the 2009 losses were from losses incurred.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------
COMPANY                                    2011        2010       2009
--------------------------------------------------------------------------

Argonaut Midwest Insurance Company        $   1,882  $       -   $     -
American International Reinsurance
Company, Ltd. (a)                                -      131,629    10,284
Continental Casualty Company                     -        1,270        -
Reliastar Life Insurance Company                 -        1,296        -
Other reinsurers below $1 million               270       1,122       579
--------------------------------------------------------------------------
TOTAL                                     $   2,152  $  135,317  $ 10,863
==========================================================================

(a) Effective April 1, 2010, National Union commuted a multi-year reinsurance agreement with AIRCO. The commutation resulted in the members of the Admitted Pool recapturing loss and LAE reserves of $2,576,715 in exchange for consideration of $2,211,079, resulting in a loss of $365,636, which was pooled in accordance with the Admitted Pooling Agreement. The commutation was approved by the NY DFS and Pennsylvania Insurance Department. The Company recorded its share of these transactions based upon its stated pool percentage as follows:

                                       COMPANY'S POOLED
                           TOTAL          ALLOCATION
                         -----------   -----------------
Liabilities:
 Outstanding losses      $ 2,576,715   $        927,617
                         ============  =================
P&L:
 Paid losses                 365,636            131,629
                         ============  =================
 Net cash                $ 2,211,079   $        795,988
                         ============  =================


As of December 31, 2011 and 2010, the Company had reinsurance recoverables on paid losses in dispute of $102,721 and $115,859, respectively.

During 2011, 2010 and 2009, the Company recovered/(wrote off) reinsurance recoverable balances of $14,092, $(1,224) and $8,952, respectively.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


As described in Note 5, the Company is party to an inter-company pooling agreement. In the ordinary course of business, the Company also assumes business, primarily from affiliated entities. As of December 31, 2011 and 2010, the Company's premium receivable and losses payable on assumed business are as follows:

-------------------------------------------------------------------------------
                   2011                    AFFILIATE   NON-AFFILIATE   TOTAL
-------------------------------------------------------------------------------
Premiums in course of collection           $ 165,233   $ 36,933      $ 202,166

Reinsurance payable on paid loss
and loss adjustment expenses                  71,426     11,807         83,233

-------------------------------------------------------------------------------
                   2010                    AFFILIATE  NON-AFFILIATE   TOTAL
-------------------------------------------------------------------------------
Premiums in course of collection
                                           $ 146,906   $ 11,982      $ 158,888
Reinsurance payable on paid loss
and loss adjustment expenses                 150,327      4,755        155,082

The primary components of the affiliated assumed reinsurance balances summarized above, and excluding members of the Admitted Pool, relate to reinsurance agreements with the following:

                                                       2011                          2010
-------------------------------------------------------------------------------------------------------------------

                                          PREMIUMS IN   REINSURANCE PAYABLE     PREMIUMS IN    REINSURANCE PAYABLE
                                           COURSE OF   ON PAID LOSS AND LOSS     IN COURSE   ON PAID LOSS AND LOSS
                                          COLLECTION     ADJUSTMENT EXPENSES     COLLECTION    ADJUSTMENT EXPENSES
-------------------------------------------------------------------------------------------------------------------
Chartis Overseas Ltd.                     $    42,610  $              13,061    $    14,735  $              20,053
Chartis Excess Ltd.                             8,210                     36              -                      -
Lexington Insurance Co.                         7,986                 10,262         16,421                 17,730
Chartis Europe SA                               7,984                  9,237          7,544                 11,977
Chartis Insurance Company of Canada             7,179                  6,348              -                      -
Chartis Insurance UK Ltd.                       6,947                  6,679         11,225                  4,051
CA De Seguros American Intl                     5,270                  1,337              -                      -
La Meridional Compania Argentina
de Seguros S.A.                                 3,757                  1,210              -                      -
Chartis Specialty Insurance. Co.                3,195                  1,321            388                    597
National Union Ins. Co. of Vermont              2,225                  9,024             47                 15,310
Chartis Insurance Company - Puerto Rico         1,473                  1,269         10,632                    310
United Guaranty Residential Ins. Co.              461                (50,400)           245                 20,558
Chartis Australia Insurance Ltd.                    -                  4,945              -                      -
AIU Insurance Co.                              (2,539)                (3,624)        (8,361)                (8,316)

Effective January 1, 2010, Chartis Specialty Insurance Company (Chartis Specialty) commuted its quota share and stop loss reinsurance agreements with National Union. In accordance with the commutation agreement, National Union transferred cash and securities totaling $4,041,671 to Chartis Specialty. This amount was net of a ceding commission

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


of $220,094. The Company recorded its share of these transactions based upon its stated pool percentage and reported the net impact on its financial statements from these transactions as follows:

                                                     COMPANY'S POOLED
                                   TOTAL               ALLOCATION
                                 ------------        -----------------
Liabilities:

 Outstanding losses              $ 3,278,251         $     1,180,170

 Unearned premium reserves           933,787                  336,163

 Other                                49,727                   17,902
                                 ------------        -----------------
                                   4,261,765                1,534,235
                                 ------------        -----------------
P&L:
 Ceding commission                   220,094                   79,234
                                 ------------        -----------------
                                 $ 4,041,671         $       1,455,001
                                 ============        =================

NOTE 7 - DEPOSIT ACCOUNTING ASSETS AND LIABILITIES

Certain of the products offered by the Company include funding components or have been structured in a manner such that little or no insurance risk is transferred. Funds received in connection with these arrangements are recorded as deposit liabilities, rather than premiums and incurred losses. In addition, the Company has entered into several ceded reinsurance arrangements, both treaty and facultative, which were determined to be deposit agreements. Conversely, funds paid in connection with these arrangements are recorded as deposit assets, rather than as ceded premiums and ceded incurred losses.

As of December 31, 2011 and 2010, the Company's deposit assets and liabilities were comprised of the following:

---------------------------------------------------------------------------
                          Deposit    Deposit     Funds Held     Funds Held
                          Assets   Liabilities    Assets      Liabilities
-----------------------------------------------  --------------------------
December 31, 2011:
 Direct                  $      -  $    97,581   $        -   $          -
 Assumed                        -           44            -              -
 Ceded                          3            -            -          4,848

----- -----------------------------------------  --------------------------
 TOTAL                   $      3  $    97,625   $        -   $      4,848
===============================================  ==========================

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------
                                         DEPOSIT    DEPOSIT     FUNDS HELD    FUNDS HELD
                                         ASSETS   LIABILITIES     ASSETS     LIABILITIES
--------------------------------------------------------------  -------------------------
December 31, 2010:
 Direct                                $       -  $   100,648   $        -   $         -
 Assumed                                       -       89,243       88,515             -
 Ceded                                       686            -            -           990
--------------------------------------------------------------  -------------------------
 TOTAL                                 $     686  $   189,891   $   88,515   $       990
==============================================================  =========================

A reconciliation of the Company's deposit asset and deposit liabilities as of December 31, 2011 and 2010 is set forth in the table below:

                                                 2011                          2010
-----------------------------------------------------------------    ---------------------------
                                         DEPOSIT       DEPOSIT        DEPOSIT        DEPOSIT
                                         ASSETS      LIABILITIES       ASSETS       LIABILITIES
-----------------------------------------------------------------    ---------------------------
Balance at January 1                   $      686    $   189,891     $    1,595    $    178,479
 Deposit activity, including loss
 recoveries                                  (683)       (90,764)        (1,622)          8,358
 Interest income or expense, net of
 amortization of margin                        -          (1,502)           713           3,054
 Non-admitted asset portion                    -              -              -              -
-----------------------------------------------------------------    ---------------------------
BALANCE AS OF DECEMBER 31              $        3    $    97,625     $      686    $   189,891
=================================================================    ===========================

                                                 2011                          2010
-----------------------------------------------------------------    ---------------------------
                                       FUNDS HELD     FUNDS HELD     FUNDS HELD     FUNDS HELD
                                         ASSETS      LIABILITIES        ASSETS     LIABILITIES
-----------------------------------------------------------------    ---------------------------
Balance at January 1                   $   88,515    $       990     $   88,515    $         -
 Contributions                                 -           4,753             -              990
 Withdrawals                              (88,515)          (895)            -               -
 Interest                                      -              -              -               -
-----------------------------------------------------------------    ---------------------------
BALANCE AS OF DECEMBER 31              $       -     $     4,848     $   88,515    $        990
=================================================================    ===========================

In 2011, the Company determined, based on settlement of related litigation, that an assumed reinsurance deposit transaction had terminated, and the Company eliminated assumed deposit liabilities of $90,000 and related funds held assets of $88,200.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 8 - FEDERAL INCOME TAXES

The Company files a consolidated U.S. federal income tax return with the Ultimate Parent, AIG. AIG's domestic subsidiaries can be found on Schedule Y of the Company's annual statement.

The Company is allocated U.S. federal income taxes based upon an accounting policy that was amended, effective January 1, 2010. This accounting policy provides that the Company shall reflect in its financial statements the tax liability that would have been paid by the Company if it had filed a separate federal income tax return except that Chartis, Inc. assumes the current liability (and future risks and rewards of the tax position taken) associated with the Company's unrecognized tax benefits by means of a deemed capital contribution transaction. Unrecognized tax benefits is defined as any liability recorded in accordance with Financial Accounting Standards Board Interpretation No. 48 -- Accounting for Uncertainty in Income Taxes (FIN 48) which would include any tax liability recorded as the result of an agreed upon adjustment with the tax authorities, except ones arising as a result of errors or omissions.

While the accounting policy described above governs the current and deferred tax recorded to the income tax provision, the amount of cash that will be paid or received for U.S. federal income taxes is governed by an intercompany tax settlement arrangement entered into with Chartis, Inc. The terms of this intercompany cash settlement arrangement are based on principles consistent with the accounting policy for allocating income tax expense or benefit to the Company above, except that:

     - Any tax realized by the Company from the creation of a deferred inter-company gain (as determined under Treasury Regulation Section 1.1502-13) in which no consideration was received will be paid by the Subgroup Parent.

     - To the extent that (1) tax attributes are created outside of the normal course of business, (2) that cash benefit is received by Chartis, Inc. under its separate tax allocation agreement with Parent in advance of when the attributes are actually utilized in the AIG consolidated U.S. federal tax return, and (3) these identified tax attributes expire unused in the AIG consolidated tax return, Chartis, Inc. shall reimburse Parent for this amount and apportion such amount to the Company to the appropriate extent. The Company shall make any required reimbursements within 30 days after Chartis, Inc. receives notice from Parent. Consistent SSAP 10R principles and the Company's tax accounting policy for allocating taxes, any payment made under this provision would be accounted for as a distribution. At December 31, 2011, the Company has not generated any attributes outside of the normal course of business that could cause this provision of the agreement to become applicable.

     - In accordance with N.Y. Department of Insurance Circular Letter 1979-33, Subgroup Parent or Parent shall establish and maintain an escrow account for amounts where the Company's separate return liability exceeds the consolidated tax liability of the Parent group.

The Company had a prior tax sharing agreement in place during the 2008 and 2009 years with Chartis, Inc. The key differences between the 2008/2009 tax sharing agreement and the 2010 tax sharing agreement are: (i) the Company had to pay its separate federal income tax liability without taking into account tax credits, whereas they may take into account tax credits under the 2010 tax sharing agreement; (ii) the Company did not have to pay for any tax arising from

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


gains from Qualifying Transactions (which were defined as deferred intercompany gains as defined in Treas. Reg. Section 1502-13 from the sale of stock or substantially all the assets of an operating subsidiary), whereas the 2010 agreement only exempts for deferred intercompany transactions for which no consideration was received; (iii) the Company did not have to pay any tax arising from Asset Sales (which were defined in the FRBNY credit facility between AIG and the Federal Reserve), so long as the net proceeds were remitted to AIG, whereas the 2010 agreement deletes references to Asset Sales since AIG repaid its obligations to FRBNY under the credit facility and (iv) the Company was paid for the use by the Subgroup of the Company's excess attributes that were utilized by the Subgroup, but under the 2010 agreement, the Company must be able to utilize the asset on its own separate company liability basis.

The federal income tax recoverable/payable in the accompanying statement of admitted assets, liabilities, capital and surplus are due to/from Chartis, Inc. The statutory U.S. federal income tax rate is 35 percent at December 31, 2011.

The   components   of  the   Company's   net  deferred  tax   assets/liabilities
("DTA"/"DTL") as of December 31, 2011 and 2010 are as follows:

                                                    DECEMBER 31, 2011                         DECEMBER 31, 2010
                                        ----------------------------------------  ---------------------------------------
 DESCRIPTION                               ORDINARY      CAPITAL        TOTAL       ORDINARY      CAPITAL        TOTAL
--------------------------------------  ----------------------------------------  ---------------------------------------

 Gross deferred tax assets               $  1,632,616  $   122,640  $  1,755,256  $  1,501,814  $   265,330  $  1,767,144
 Less statutory valuation allowance                 -            -             -       633,968      131,367       765,335
                                        ----------------------------------------  ---------------------------------------
 Adjusted gross deferred tax assets         1,632,616      122,640     1,755,256       867,846      133,963     1,001,809
 Gross deferred tax liabilities               (58,661)    (176,253)     (234,914)      (67,312)    (133,963)     (201,275)
                                        ----------------------------------------  ---------------------------------------
 Net deferred tax asset/(liabilities)       1,573,955      (53,613)    1,520,342       800,534            -       800,534
 Deferred tax assets non-admitted            (828,450)           -      (828,450)      (17,769)           -       (17,769)
                                        ----------------------------------------  ---------------------------------------
 Net admitted deferred tax assets        $    745,505  $   (53,613) $    691,892  $    782,765  $         -  $    782,765
                                        ========================================  =======================================

                                                        CHANGE
                                        ----------------------------------------
 DESCRIPTION                               ORDINARY      CAPITAL        TOTAL
--------------------------------------  ----------------------------------------

 Gross deferred tax assets               $    130,802  $  (142,690) $    (11,888)
 Less statutory valuation allowance          (633,968)    (131,367)     (765,335)
                                        ----------------------------------------
 Adjusted gross deferred tax assets           764,770      (11,323)      753,447
 Gross deferred tax liabilities                 8,651      (42,290)     (33,639)
                                        ----------------------------------------
 Net deferred tax asset/(liabilities)         773,421      (53,613)      719,808
 Deferred tax assets non-admitted            (810,681)           -      (810,681)
                                        ----------------------------------------
 Net admitted deferred tax assets        $    (37,260)   $ (53,613) $    (90,873)


The Company has elected to admit DTAs pursuant to paragraph 10.e. It recorded an increase in admitted DTAs as the result of its election to employ the provision of Paragraph 10.e. as follows:

                                                                              DECEMBER 31, 2011              DECEMBER 31, 2010
                                                                      ------------------------------ -------------------------------
  DESCRIPTION                                                           ORDINARY  CAPITAL    TOTAL    ORDINARY  CAPITAL    TOTAL
--------------------------------------------------------------------- ------------------------------ -------------------------------

  Increase in DTA from carried back losses that reverse in subsequent
 three calendar years that are carried back to recoup taxes            $       -  $     -  $       -  $       -  $     -  $       -
  Increase in DTA from the lesser of adjusted gross DTAs realizable
 within 36 months or 15% of statutory surplus                            450,661        -    450,661    260,922        -    260,922
  Increase in DTA from adjusted gross DTAs that can be offset against
 DTLs                                                                          -        -          -          -        -          -
                                                                      ------------------------------ -------------------------------
  Total Increase in DTA admitted pursuant to Paragraph 10.e            $ 450,661  $     -  $ 450,661  $ 260,922  $     -  $ 260,922
                                                                      ============================== ===============================
                                                                                   CHANGE
                                                                       ------------------------------
  DESCRIPTION                                                           ORDINARY   CAPITAL   TOTAL
---------------------------------------------------------------------  ------------------------------

  Increase in DTA from carried back losses that reverse in subsequent
 three calendar years that are carried back to recoup taxes             $       -  $     - $       -
  Increase in DTA from the lesser of adjusted gross DTAs realizable
 within 36 months or 15% of statutory surplus                             189,739        -   189,739
  Increase in DTA from adjusted gross DTAs that can be offset against
 DTLs                                                                           -        -         -
                                                                       ------------------------------
  Total Increase in DTA admitted pursuant to Paragraph 10.e             $ 189,739  $     - $ 189,739
                                                                       ==============================

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The amount of admitted deferred tax assets, admitted assets, statutory surplus and total adjusted capital in the risk-based capital calculation resulting from the use of paragraph 10.a., 10.b., 10.c., 10.e. are as follows:

                                                                       DECEMBER 31, 2011                     DECEMBER 31, 2010
                                                            ----------------------------------- ------------------------------------
    DESCRIPTION                                              ORDINARY     CAPITAL      TOTAL     ORDINARY     CAPITAL       TOTAL
    ------------------------------------------------------  ----------------------------------- ------------------------------------

    Carried back losses that reverse in subsequent
      calendar year                                          $       -  $        -  $        -   $        -  $         - $        -
    The lesser of adjusted gross DTAs realizable
      within 12 months or 10% of statutory surplus             241,231           -     241,231      521,844            -    521,844
                                                            ----------------------------------- ------------------------------------
    Adjusted gross DTAs that can be offset against DTLs        112,273     122,641     234,914       67,312      133,963    201,275
                                                            ----------------------------------- ------------------------------------
    Total DTA admitted pursuant to Paragraphs 10.a, 10.b
      and 10.c                                                 353,504     122,641     476,145      589,156      133,963    723,119
                                                            ----------------------------------- ------------------------------------

 Admission Calculation Components
 SSAP 10R, Paragraph 10.e

    Carried back losses that reverse in subsequent
      three calendar years                                           -           -           -            -            -          -
    The lesser of adjusted gross DTAs realizable
      within 36 months or 15% of statutory surplus             450,661           -     450,661      260,922            -    260,922
                                                            ----------------------------------- ------------------------------------
    Adjusted gross DTAs that can be offset against DTLs              -           -           -            -            -          -
                                                            ----------------------------------- ------------------------------------
    Additional DTA admitted pursuant to Paragraph 10.e         450,661           -     450,661      260,922            -    260,922
                                                            ----------------------------------- ------------------------------------

    Total DTA Admitted Under SSAP 10R                          804,165     122,641     926,806      850,077      133,963    984,040
    Total DTL                                                  (58,661)   (176,253)   (234,914)     (67,312)    (133,963)  (201,275)
                                                            ----------------------------------- ------------------------------------

    Net Admitted DTA                                         $ 745,504  $  (53,612) $  691,892   $  782,765  $         - $  782,765
                                                            =================================== ====================================

 Used in SSAP 10R, Par. 10 d

    Total adjusted capital                                           -           -   5,282,793            -            -  6,376,918
                                                                                   ------------                          -----------
    Authorized control level                                         -           -   1,237,484            -            -  1,524,545
                                                                                   ------------                          -----------

                                                                          CHANGE
                                                            ------------------------------------
     DESCRIPTION                                              ORDINARY    CAPITAL     TOTAL
    ------------------------------------------------------  ------------------------------------

    Carried back losses that reverse in subsequent
      calendar year                                          $       -  $        -  $         -
    The lesser of adjusted gross DTAs realizable
      within 12 months or 10% of statutory surplus            (280,613)          -     (280,613)
                                                            ------------------------------------
    Adjusted gross DTAs that can be offset against DTLs         44,961     (11,322)      33,639
                                                            ------------------------------------
    Total DTA admitted pursuant to Paragraphs 10.a, 10.b
      and 10.c                                                (235,652)    (11,322)    (246,974)
                                                            ------------------------------------

 Admission Calculation Components
 SSAP 10R, Paragraph 10.e

    Carried back losses that reverse in subsequent
      three calendar years                                           -           -            -
    The lesser of adjusted gross DTAs realizable
      within 36 months or 15% of statutory surplus             189,739           -      189,739
                                                            ------------------------------------
    Adjusted gross DTAs that can be offset against DTLs              -           -            -
                                                            ------------------------------------
    Additional DTA admitted pursuant to Paragraph 10.e         189,739           -      189,739
                                                            ------------------------------------

    Total DTA Admitted Under SSAP 10R                          (45,912)    (11,322)     (57,234)
    Total DTL                                                    8,651     (42,290)     (33,639)
                                                            ------------------------------------

    Net Admitted DTA                                         $ (37,261) $  (53,612) $   (90,873)
                                                            ====================================

 Used in SSAP 10R, Par. 10 d

    Total adjusted capital                                           -           -  (1,094,125)
                                                                                   -------------
    Authorized control level                                         -           -    (287,061)
                                                                                   -------------

The following table provides the Company's assets, capital and surplus, and Risk Based Capital information with the DTA calculated under SSAP 10R paragraphs 10.a. to 10.c. and the additional DTA determined under SSAP 10R paragraph 10.e.:

                                                          DECEMBER 31, 2011                     DECEMBER 31, 2010
                                                   ------------------------------------ ----------------------------------
        DESCRIPTION                                  ORDINARY   CAPITAL       TOTAL      ORDINARY   CAPITAL        TOTAL
       ------------------------------------------- ------------------------------------ ------------- --------- ----------

 SSAP 10R, Paragraphs 10.a, 10.b, and 10.c

        Admitted deferred tax assets                $ 294,843  $ (53,612) $    241,231   $ 521,844  $     -  $    521,844
        Admitted assets                                     -          -    23,449,611           -        -    26,155,673
        Adjusted statutory surplus                          -          -     5,216,642           -        -     6,412,177
        Total adjusted capital from DTA                     -          -     5,216,642           -        -     6,412,177

 Increased amounts due to SSAP 10R, Paragraph 10.e

        Admitted deferred tax assets                  745,504    (53,612)      691,892     782,765        -       782,765
        Admitted assets                                     -          -    23,900,272           -        -    26,416,595
        Statutory surplus                                   -          -  $  5,667,303           -        -  $  6,673,099

                                                                  CHANGE
                                                   ------------------------------------
        DESCRIPTION                                  ORDINARY   CAPITAL       TOTAL
       ------------------------------------------- ------------------------------------
 SSAP 10R, Paragraphs 10.a, 10.b, and 10.c

        Admitted deferred tax assets                $(227,001) $ (53,612) $   (280,613)
        Admitted assets                                     -          -    (2,706,062)
        Adjusted statutory surplus                          -          -    (1,195,535)
        Total adjusted capital from DTA                     -          -    (1,195,535)

 Increased amounts due to SSAP 10R, Paragraph 10.e

        Admitted deferred tax assets                  (37,261)   (53,612)      (90,873)
        Admitted assets                                     -          -    (2,516,323)
        Statutory surplus                                   -          -  $ (1,005,796)

The Company has employed tax planning strategies in determining the amount of adjusted gross and net admitted deferred tax assets. Tax planning strategies increased ordinary adjusted gross DTAs by $1,312,815 and net admitted DTAs by $64,523. Tax planning strategies had no impact upon capital adjusted gross DTAs and net admitted capital DTAs, all of which were non-admitted.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


During 2011, 2010 and 2009, the Company's current income tax expense/(benefit) was comprised of the following:

 For the years ended December 31,                 2011         2010         2009
------------------------------------------------------------------------------------

  Federal income tax                           $  (95,734) $  (142,812) $  (215,953)
  Foreign income tax                               (8,461)      (5,462)      37,836
                                              --------------------------------------
        Subtotal                                 (104,195)    (148,274)    (178,117)
  Federal income tax on net capital gains           90,032     169,323       57,389
  Other - including return to provision                -         6,354       55,810
                                              --------------------------------------
  Federal and foreign income taxes incurred    $  (14,163) $    27,403  $   (64,918)
                                              =====================================

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The composition of the Company's net deferred tax assets as of December 31, 2011 and 2010, along with the changes in deferred income taxes for 2011, is set forth in the table below:

Deferred tax assets:

     Ordinary                                                   2011           2010         CHANGE
                                                            -----------------------------------------

            Loss reserve discount                            $   416,180   $   488,039   $   (71,859)
            Non-admitted assets                                  126,696       146,586       (19,890)
            Unearned premium reserve                             200,003       224,940       (24,937)
            Goodwill & deferred revenue                           29,941        29,941             -
            Bad debt expense                                      74,123        88,502       (14,379)
            Net operating loss carryforward                      461,242       376,835        84,407
            Foreign tax credits                                   69,946        99,895       (29,949)
            Deferred tax of foreign entities                      43,675        38,621         5,054
            Investments                                          118,681          -          118,681
            Deferred loss on branch conversion                     9,555          -            9,555
            Intangibles                                           22,280          -           22,280
            Other temporary difference                            60,293         8,455        51,838
                                                            -----------------------------------------
                                                 Subtotal      1,632,615     1,501,814       130,801

      Statutory valuation allowance adjustment                       -        (633,968)      633,968
      Non-admitted                                              (828,450)      (17,769)     (810,681)
                                                            -----------------------------------------

      Admitted ordinary deferred tax assets                      804,165       850,077       (45,912)
                                                            -----------------------------------------

      Capital


            Investments writedown                                110,936       149,630       (38,694)
            Unrealized capital losses                             11,335        87,003       (75,668)
            Deferred intercompany loss                                 -        28,697       (28,697)
            Other temporary difference                               370             -           370
                                                            ------------- ------------- ---------------
                                                 Subtotal        122,641       265,330      (142,689)

      Statutory valuation allowance adjustment                         -      (131,367)      131,367
      Non-admitted                                                     -             -             -
                                                            -----------------------------------------

      Admitted capital deferred tax assets                       122,641       133,963       (11,322)
                                                            -----------------------------------------

                                                            -----------------------------------------
      TOTAL ADMITTED DEFERRED TAX ASSETS                     $   926,806   $   984,040   $   (57,234)
                                                            =========================================

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


Deferred tax liabilities:

     Ordinary                                                                           2011          2010        CHANGE
                                                                                   ----------------------------------------

            Investments                                                             $   (46,868)  $   (17,160)  $  (29,708)
            Other (including items <5% of total ordinary tax liabilities)               (11,793)      (50,152)      38,359
                                                                                   ----------------------------------------
                                                                        Subtotal        (58,661)      (67,312)       8,651


     Capital

            Investments                                                                 (19,064)            -      (19,064)
            Unrealized capital gains                                                   (157,189)     (133,963)     (23,226)
                                                                                   ----------------------------------------
                                                                        Subtotal       (176,253)     (133,963)     (42,290)

                                                                                   ----------------------------------------
 TOTAL DEFERRED TAX LIABILITIES                                                     $  (234,914)  $  (201,275)  $  (33,639)
                                                                                   ----------------------------------------


 NET ADMITTED DEFERRED TAX ASSETS/(LIABILITIES):                                    $   691,892   $   782,765   $  (90,873)
                                                                                   ========================================

The change in net deferred tax assets is comprised of the following: (this analysis is exclusive of non-admitted assets as the Change in Non-Admitted Assets is reported separately from the Change in Net Deferred Income Taxes in the surplus section of the Annual Statement):

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------

Description                                                       2011         2010       CHANGE
                                                             --------------------------------------

 Adjusted gross deferred tax assets                           $ 1,755,256  $ 1,001,809  $  753,447
 Total deferred tax liabilities                                  (234,914)    (201,275)    (33,639)
                                                             --------------------------------------
 Net deferred tax assets                                        1,520,342      800,534     719,808
 Deferred tax assets/(liabilities) - SSAP 3                                                     -
 Deferred tax assets/(liabilities) - unrealized                                              3,008
 Deferred tax - noncash settlement through paid-in-capital                                  57,153

                                                                                       ------------
 Total change in deferred tax                                                              659,647
                                                                                       ============

 Change in deferred tax - current year                                                     643,845
 Change in deferred tax - current year - other surplus items                                15,802
                                                                                       ------------
 Change in deferred tax - current year - total                                             659,647
                                                                                       ============

                                                                CURRENT      DEFERRED      TOTAL
                                                             --------------------------------------
 SSAP 3 impact:
       SSAP 3 - general items                                     (20,102)      90,565      70,463
       SSAP 3 - unrealized gain/loss                                   -      (101,902)   (101,902)
                                                             --------------------------------------
       Total SSAP 3                                               (20,102)     (11,337)    (31,439)
       SSAP 3 - statutory valuation allowance                          -        11,337      11,337
                                                             --------------------------------------
       SSAP 3 - adjusted tax assets and liabilities               (20,102)          -     (20,102)
       SSAP 3 - non-admitted impact                                22,382           -       22,382
                                                             --------------------------------------
 Total SSAP 3 impact                                          $     2,280           -   $    2,280
                                                             ======================================

STATUTORY VALUATION ALLOWANCE

Under SSAP 10R, statutory gross deferred tax assets must be reduced to the extent it is determined that valuation allowance would be required under U.S. GAAP valuation allowance principles pursuant to Accounting Standard Codification
(ASC) 740, Income Taxes. Significant judgment is required in determining the provision for income taxes and, in particular, in the assessment of whether and in what magnitude a valuation allowance should be recorded. At December 31, 2011, the Company recorded gross deferred tax assets before valuation allowance of tax assets of $1,755,256. Management believes that it is more likely than not that these assets will be realized in the forseeable future therefore the Company has not recorded a valuation allowance against its deferred tax asset. This assessment is based on the Company's expectation based on a "more likely than not" standard in measuring its ability to realize its gross deferred tax assets reported on the Company's statement of admitted assets at December 31, 2011.

When making its assessment about the realization of its deferred tax assets at December 31, 2011, the Company considered all available evidence, as required by income tax accounting guidance, including:

     -    the  nature,   frequency,  and  severity  of  current  and  cumulative
          financial reporting losses;

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     - transactions completed and transactions expected to be completed in the near future;

     - the carryforward periods for the net operating and capital loss and foreign tax credit carryforward;

     - the application of the amended tax sharing agreement between the tax Sub Group and the Ultimate Parent; and

     - tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax assets.

Despite the existence of cumulative losses in recent years, including losses related to adverse development in 2009, 2010 and 2011, the Company has been able to implement tax planning strategies to protect against the loss of deferred tax assets, and the Company has concluded that it is more likely than not that its net deferred tax assets will be realized at December 31, 2011.

In concluding that a portion of the statutory gross deferred tax assets are realizable under the U.S. GAAP valuation allowance model, the Company considered both the positive and negative evidence regarding its ability to generate sufficient taxable income to realize the reported adjusted deferred tax assets.

Negative evidence included (i) the existence of cumulative losses in recent years, including losses related to adverse development in 2009 and 2010 of $1,006,000 and $1,506,600, respectively; (ii) the risk that the Company will not be able to execute upon on all of its strategies and actions in the anticipated timeframe; (iii) that Chartis is unable to continue generating profits from the foreign insurance business which the Company has asserted that it can reinsure into the Company; and (iv) that the Company is unable to identify securities earning the investment yields contemplated in the projections and strategies which represented yields ranging from 3.75 percent to 10.8 percent.

Positive evidence included the availability of prudent and feasible tax planning strategies and AIG's, Chartis' and the Company's ability to execute on tax planning strategies and/or actions, if required, that would allow the Company to generate taxable income in order to realize the statutory gross deferred tax assets. These tax planning strategies included: (i) converting tax-exempt investment income to taxable investment income through both the municipal bond borrowing program or through the sale of additional tax-exempt securities to third parties and affiliates and reinvestment of the proceeds in taxable securities; and (ii) investing available resources into higher yielding assets.

It is important to note, estimates of future taxable income generated from specific transactions and tax planning strategies could change in the near term, perhaps materially, which may require the Company to adjust its assessment of the need for a valuation allowance. Such adjustments could be material to the Company's financial condition or its results of operations for an individual reporting period.

STATUTORY ADMISSIBILITY

Once the $1,755,256 of adjusted gross deferred tax asset was quantified, this value was assessed for statutory admissibility using SSAP 10R's three part test. The first test allows for the admissibility of adjusted gross deferred tax assets that are expected to reverse in the next three years and could be used to recover taxes paid in prior years. Based upon the Company's tax sharing agreements discussed at Note 8, no carryback potential exists and thus no adjusted gross deferred tax asset can be admitted under this first test. The second test allows for an adjusted gross deferred tax asset to be admitted based upon the lesser of 15 percent of adjusted statutory surplus of the most recently filed

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


statement and the adjusted gross deferred tax assets expected to reverse within the next three years and that it is expected to be realized (i.e., provide incremental cash tax savings). Under this test, the Company is required to project future taxable income. If operating results differ from those expected in the Company's projections, the amount of the adjusted gross deferred tax asset admitted could materially change. The Company's projections used in determining the admissibility of adjusted gross deferred tax assets included the consideration of the tax planning actions and strategies discussed above and carry similar risks, including the possibility of continuing adverse development in the prior year loss reserves. Finally, the adjusted gross deferred tax assets not admitted under the first two tests can be admitted to the extent there are existing deferred tax liabilities allowable under the relevant tax law. As a result of these tests for statutory admissibility, $691,892 of adjusted gross deferred tax assets were admitted as of December 31, 2011.

The Company does not have any unrecorded deferred tax liabilities.

The Company's income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate of 35 percent to income before income taxes as follows:

                                                       2011                    2010                     2009
                                               ---------------------  ------------------------  ------------------------
 Description                                     AMOUNT   TAX EFFECT    AMOUNT    TAX EFFECT     AMOUNT      TAX EFFECT
---------------------------------------------  ---------------------  ------------------------  ------------------------
 Net income before federal income taxes and
 capital gains taxes                           $ 480,413  $ 168,145   $ (749,113) $  (262,190) $  184,874  $     64,706
 Book to tax adjustments:
   Tax exempt income                            (304,201)  (106,470)    (420,450)    (147,157)   (456,093)     (159,633)
   Intercompany dividends                         (6,294)    (2,203)           -            -     (94,815)      (33,185)
   Dividend received deduction                      (451)      (158)      (8,767)      (3,069)    (18,128)       (6,345)
   Subpart F income, gross-up & foreign
   tax credits                                    14,771     (3,291)     (36,387)     (13,104)          -             -
   Meals and entertainment                             -          -          567          199         862           302
   Stock options and other compensation           27,409      9,593        4,644        1,625           -             -
   Non-deductible penalties                        1,442        505            -            -           -             -
   Change in non-admitted assets                  84,424     29,549      162,087       56,731    (102,726)      (35,954)
   Change in tax position                              -     (5,702)           -       11,310           -        59,878
   Statutory valuation allowance               (753,998)   (753,998)     765,335      765,335           -             -
   Sale of divested entities                           -          -            -            -     (70,576)      (24,702)
   Return to provision                                 -    (5,690)            -       19,394           -        11,457
   Branch incorporation & conversion (Hong
  Kong/Singapore/Australia)                         (536)      (188)           -            -           -             -
   Non-deductible expenses                        34,253     11,989            -            -           -         1,399
   Other                                            (252)       (89)           -       (5,297)     (4,392)       (2,195)
------------------------------------------------------------------------------------------------------------------------
          Total book to tax adjustments         (903,433)  (826,153)     467,029      685,967    (745,868)     (188,978)
------------------------------------------------------------------------------------------------------------------------
 Total federal taxable income and tax          $(423,020) $(658,008)  $ (282,084) $   423,777  $ (560,994)    $(124,272)
========================================================================================================================

 Federal income tax incurred                               (104,195)                 (141,920)                 (122,307)
 Federal income tax on realized capital gains                90,032                   169,323                    57,389
 Change in deferred tax                                    (659,647)                  396,374                   (59,354)
 Less: Change in deferred tax - other
  surplus items                                              15,802                         -                         -
                                                          ---------               -----------              -------------
 Total tax                                                $(658,008)              $   423,777              $   (124,272)
                                                          =========               ===========              =============

As of December 31, 2011, the Company had $69,946 foreign tax credits carry forwards expiring through the year 2021, and $1,317,835 of net operating loss carry forwards expiring through the year 2031 that are available to offset against future taxable income. The Company has no capital loss carry forwards remaining as of December 31, 2011 and no other unused tax credits available to offset against future taxable income as of December 31, 2011 and 2010.

The Company has an enforceable right to recoup federal income taxes in the event of future net losses which it may

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


incur or to recoup its net losses carried forward as an offset to future net income subject to federal income taxes. Currently, there is no federal income tax incurred available for recoupment in the event of future net operating losses for tax purposes.

As of December 31, 2011, the Company had no deposits under IRC Section 6603.

In 2009, tax liabilities relating to uncertain tax positions and tax return errors and omissions relating to the Company were held by Chartis, Inc., the Subgroup Parent. Pursuant to the amended tax sharing agreement that was effective January 1, 2010, Chartis, Inc. continues to assume the liabilities for uncertain tax positions of the Company; however any change in liability relating to tax return errors and omissions are now reflected as liabilities of the Company at December 31, 2011. As of December 31, 2011, the Company recorded gross liabilities related to tax return errors and omissions in the amount of $17,411.

Listed below are the tax years that remain subject to examination by major tax jurisdictions:

 At December 31, 2011

 MAJOR TAX JURISDICTIONS          OPEN TAX YEARS
--------------------------------------------------
 UNITED STATES                     2000 - 2010


NOTE 9 - PENSION PLANS AND DEFERRED COMPENSATION ARRANGEMENTS

A.   PENSION PLAN


     Employees of AIG, its subsidiaries and certain affiliated companies, including employees in foreign countries, are generally covered under various funded and insured pension plans. Eligibility for participation in the various plans is based on either completion of a specified period of continuous service or date of hire, subject to age limitation.

     The AIG Retirement Plan (the AIG U.S. Plan) is a qualified, non-contributory defined benefit retirement plan which is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974. All employees of AIG and most of its subsidiaries and affiliates who are regularly employed in the United States, including certain U.S. citizens employed abroad on a U.S. dollar payroll, and who have attained age 21 and completed twelve months of continuous service are eligible to participate in this plan. An employee with 5 or more years of service is entitled to pension benefits beginning at normal retirement at age 65. Benefits are based upon a percentage of average final compensation multiplied by years of credited service limited to 44 years of credited service. The average final compensation is subject to certain limitations. The employees may elect certain options with respect to their receipt of their pension benefits including a joint and survivor annuity. An employee with 10 or more years of service may retire early from age 55 to 64. An early retirement factor is applied resulting in a reduced benefit. If an employee terminates with less than 5 years of service, such employee forfeits his or her right to receive any accumulated pension benefits.

     The Company is jointly and severally responsible with AIG and other participating companies for funding

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


      obligations for the AIG U.S. Plan, ERISA qualified defined contribution plans and ERISA plans issued by other AIG subsidiaries (the ERISA Plans). If the ERISA Plans do not have adequate funds to pay obligations due participants, the Pension Benefit Guaranty Corporation or Department of Labor could seek payment of such amounts from the members of the AIG ERISA control group, including the Company. Accordingly, the Company is contingently liable for such obligations. The Company believes that the likelihood of payment under any of these plans is remote. Accordingly, the Company has not established any liability for such contingencies.

      Annual funding requirements are determined based on the "traditional unit credit" cost method. The objective under this method is to fund each participant's benefit under the plan as it accrues. Thus, the total pension to which each participant is expected to become entitled at retirement is broken down into units, each associated with a year of past or future credited service.

      Effective April 1, 2012, the AIG U.S. Plan and AIG Excess plans will be converted from final average pay to cash balance formulas comprised of pay credits based on 6 percent of a plan participant's annual compensation (subject to IRS limitations for the qualified plan) and annual interest credits. However, employees satisfying certain age and service requirements remain covered under the final average pay formula in the respective plans.

      The following table sets forth the funded status of the AIG U.S. Plan, valued in accordance with SSAP No. 89, Accounting for Pensions (SSAP 89).

     -----------------------------------------------------------------------
     AS OF DECEMBER 31,                         2011            2010
     -----------------------------------------------------------------------
     Fair value of plan assets              $   3,432,515   $   3,424,553
     Less projected benefit obligation          4,219,931       3,574,840
     -----------------------------------------------------------------------
     Funded status                          $    (787,416)  $    (150,287)
     =======================================================================


      The weighted average assumptions that were used to determine its pension benefit obligations as of December 31, 2011, 2010 and 2009 are set forth in the table below:

     ---------------------------------------------------------------------------------------------------------
     AS OF DECEMBER 31,                                2011                  2010                 2009
     ---------------------------------------------------------------------------------------------------------
      Discount rate                                     4.62%                5.50%                 6.00%
      Rate of compensation increase (average)           4.00%                4.00%                 4.00%
      Measurement date                           December 31, 2011    December 31, 2010     December 31, 2009
      Medical cost trend rate                            N/A                  N/A                   N/A
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------

      In 2011 and 2010, AIG allocated defined benefit expenses to the Company and its affiliates. The Company's allocated share of net expense for the AIG U.S. Plan was approximately $7,922 and $11,968 for 2011 and 2010, respectively.

                        AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     AIG also sponsors several unfunded nonqualified defined benefit plans for certain employees, including key executives, designed to supplement pension benefits provided by AIG's other retirement plans. These include the AIG Excess Retirement Income Plan, which provides a benefit equal to the reduction in benefits payable to certain employees under the AIG U.S. Plan as a result of federal tax limitations on compensation and benefits payable, and the Supplemental Executive Retirement Plan (SERP), which provides additional retirement benefits to designated executives. The results in this footnote do not include the nonqualified plans.

B.   POSTRETIREMENT BENEFIT PLANS

     AIG's U.S. postretirement medical and life insurance benefits are based upon the employee electing immediate retirement and having a minimum of 10 years of service. Retirees and their dependents that were 65 years old by May 1, 1989 participate in the medical plan at no cost. Employees who retired after May 1, 1989 or prior to January 1, 1993 pay the active employee premium if under age 65 and 50 percent of the active employee premium if over age 65. Retiree contributions are subject to adjustment annually. Other cost sharing features of the medical plan include deductibles, coinsurance and Medicare coordination. The maximum life insurance benefit prior to age 70 is $33, with a maximum $25 thereafter.

     Effective January 1, 1993 both plans' provisions were amended: employees who retire after January 1, 1993 are required to pay the actual cost of the medical insurance benefit premium reduced by a credit which is based upon years of service at retirement. The life insurance benefit varies by age at retirement from $5 for retirement at ages 55 through 59 and $10 for retirement at ages 60 through 64 and $15 from retirement at ages 65 and over.

     AIG's U.S. postretirement medical and life insurance benefits obligations, valued in accordance with SSAP No. 14, Postretirement Benefits Other Than Pensions (SSAP 14), as of December 31, 2011 and 2010 were $201,960 and $202,418, respectively. These obligations are not currently funded. The Company's allocated share of other postretirement benefit plan expenses were $589 and $112 for the years ended December 31, 2011 and 2010, respectively.

     Effective April 1, 2012, the Company subsidy for the retiree medical plan will only be provided to employees whose combination of age and credited service is equal to or greater than 65 points, who are at least age 55, and have at least 5 years of credited service as of March 31, 2012. The retiree plan will only provide access to coverage for all other retirees, but the Company subsidy will no longer be available to them.

     As sponsor of the AIG U.S. Plan and other benefit plans, AIG is ultimately responsible for the maintenance of these plans in compliance with law. The Company is not directly liable for obligations under the plan; its direct obligations result from AIG's allocation of its share of expenses from the plans. Such allocation is based on the Company's payroll.

C.   STOCK OPTION AND DEFERRED COMPENSATION PLANS

     Some of the Company's officers and key employees receive share-based compensation pursuant to awards granted under the AIG 2010 Stock Incentive Plan including share-based cash settled awards such as the Stock Salary and TARP RSU Awards and several other legacy AIG-sponsored employee compensation plans, which are linked to AIG common stock. Share-based cash settled awards are recorded as liabilities until the final payout is made or

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     the award is replaced with a stock-settled award. Unlike stock-settled awards, which have a fixed grant-date fair value (unless the award is subsequently modified), the fair value of unsettled or unvested liability awards are remeasured at the end of each reporting period based on the change in fair value of one share of AIG common stock. Legacy plans for which awards were still outstanding at December 31, 2011 include the AIG
     1999 Stock Option Plan, as amended, AIG 2002 Stock Incentive Plan, as amended under which AIG has issued time-vested restricted stock units and performance restricted stock units and the AIG 2007 Stock Incentive Plan, as amended. During 2011 and 2010, AIG allocated to the Company compensation expense totaling $4,034 and $14,408, respectively, related to stock options and restricted stock units granted under these plans.

     In December 2009, AIG established the Long Term Incentive Plan under which management employees were offered the opportunity to receive additional compensation in the form of cash and stock appreciation rights (SARs) if certain performance metrics are met. During 2011 and 2010, AIG allocated to the Company $4,986 and $9,861, respectively, for expenses incurred under this plan.

     In addition to several small defined contribution plans, AIG sponsors a voluntary savings plan for U.S. employees, (the AIG Incentive Savings
     Plan), which provides for salary reduction contributions by employees and matching U.S. contributions by AIG of up to 7 percent of annual salary depending on the employees' years of service and subject to certain compensation limits. The Company's allocated pre-tax expense associated with this plan was, $4,957 and $7,156 in 2011 and 2010, respectively. Effective January 1, 2012, the AIG Incentive Savings Plan was amended to change the company matching contribution to 100 percent of the first 6 percent of participant contributions and to allow all employees to contribute up the annual IRS contribution maximum of $17.

D.   POST-EMPLOYMENT BENEFITS AND COMPENSATED ABSENCES

     AIG provides certain benefits to inactive employees who are not retirees. Certain of these benefits are insured and expensed currently; other expenses are provided for currently. Such expenses include long-term disability benefits, medical and life insurance continuation and Consolidated Omnibus Budget Reconciliation Act (COBRA) medical subsidies. The costs of these plans are borne by AIG and its participating subsidiaries.

E.   IMPACT OF MEDICARE MODERNIZATION ACT ON POST RETIREMENT BENEFITS

     On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law. The postretirement medical plan benefits provided by the plan are actuarially equivalent to Medicare Part D under the 2003 Medicare Act and eligible for the federal subsidy. Effective January 1, 2007, this subsidy is passed on to the participants through reduced contributions. The expected amount of subsidy that AIG will receive for 2011 is $3,100.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 10 - CAPITAL AND SURPLUS AND DIVIDEND RESTRICTIONS


A.   CAPITAL AND SURPLUS

     The Company returned $1,420,000 in capital to its immediate parent as a result of reducing the par value of its common capital stock from $0.015 per share to $0.0115065 per share. The return of capital was accomplished by two separate transactions. On March 31, 2011, the Company reduced the par value of its common stock from $0.015 per share to $0.0124578 per share. On September 30, 2011, the Company further reduced the par value of its common stock to $0.0115065 per share. As a result of these transactions, the Company's common capital stock was reduced by $5,922 and its gross paid in and contributed surplus was reduced by $1,414,078. Both transactions were approved by the Company's board of directors and NY DFS.

     The portion of unassigned surplus as of December 31, 2011 and 2010 represented by each item below is as follows:


     --------------------------------------------------------

                                      2011           2010
     --------------------------------------------------------
     Unrealized gains            $     198,889   $   220,760

     Non-admitted asset values      (1,224,794)     (458,968)

     Provision for reinsurance         (78,525)      (99,443)
     --------------------------------------------------------

     --------------------------------------------------------

     In calculating the provision for reinsurance as of December 31, 2011, management utilized collateral including letters of credit provided by its Ultimate Parent of $381,134. In calculating the provision for reinsurance as of December 31, 2010, management utilized collateral including letters of credit and assets in trust provided by its Ultimate Parent of $314,752 and $26,752, respectively. The use of these assets was approved by the domiciliary regulator.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     The changes in unrealized gains and non-admitted assets reported in the Statements of Operations and Changes in Capital and Surplus were derived as follows:

     --------------------------------------------------------- ------------ -------------
     Change in net unrealized gains                 2011           2010      2009
     --------------------------------------------------------- ------------ -------------
     Unrealized gains, current year              $   198,889   $   220,760   $   441,772
     Unrealized gains, previous year                 220,760       441,772       739,654
                                                ------------- ------------- -------------
     Change in unrealized gains                      (21,871)     (221,012)     (297,882)

     Change in tax on unrealized gains                 3,008       110,099       202,913
     Change in accounting principles SSAP 43R              -             -        (6,693)
     Adjustments to beginning surplus                  2,913       (40,963)       (8,900)
     Derivatives - change in foreign exchange          5,940        (4,250)            -
     Amortization of goodwill                         (7,967)       (5,204)       (2,502)
     Other - Japan UTA                                62,374             -             -
                                                ------------- ------------- -------------
     Change in unrealized, net of taxes          $    44,397   $  (161,330)  $  (113,064)
                                                ============= ============= =============

(a) The 2009 balance includes $3,395 of adjustments to the income tax effect of capital gains.


     ---------------------------------------------------------------------------
     Change in non-admitted asset values             2011                2010
     ---------------------------------------------------------------------------

     Non-admitted asset values, current year     $  (1,224,794)   $    (458,968)
     Non-admitted asset values, previous year         (458,968)      (1,087,959)
                                                ---------------  ---------------
     Change in non-admitted assets                    (765,826)         628,991

     Change in SSAP 10R                               (189,739)          11,994
     Adjustments to beginning surplus                   29,308         (128,361)
     Other surplus adjustments                               -              613
                                                ---------------  ---------------
     Change in non-admitted assets               $    (926,257)   $     513,237
                                                ===============  ===============


B.   RISK-BASED CAPITAL REQUIREMENTS

     The NAIC has adopted a Risk-Based Capital (RBC) formula to be applied to all property and casualty insurance companies. RBC is a method of establishing the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. A company's RBC is calculated by applying different factors to various asset classes, net premiums written and loss and LAE reserves. A company's result from the RBC formula is then compared to certain established minimum capital benchmarks. To the extent a company's RBC result does not either reach or exceed these established benchmarks, certain regulatory actions may be taken in order for the insurer to meet the statutorily-imposed minimum capital and surplus requirements.

     In connection therewith, the Company has satisfied the capital and surplus requirements of RBC for the 2011

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     reporting period.


C.   DIVIDEND RESTRICTIONS

     Under New York law, the Company may pay cash dividends only from earned surplus determined on a statutory basis. Further, the Company is restricted (on the basis of the lower of 10.0 percent of the Company's statutory earned surplus as of December 31, 2011, or 100.0 percent of the Company's adjusted net investment income for the preceding 36 month period ending December 31, 2011) as to the amount of dividends it may declare or pay in any twelve-month period without the prior approval of NY DFS. As of December 31, 2011, the maximum dividend payment, which may be made without prior approval during 2012, is approximately $308,827.

     Within the limitations noted above, no dividends may be paid out of segregated surplus. There are no restrictions placed on the portion of Company profits that may be paid as ordinary dividends to stockholders. There were no restrictions placed on the Company's surplus including for whom the surplus is being held. There is no stock held by the Company for any special purpose.

     As of December 31, 2011 and 2010, the Company paid dividends to Chartis U.S., Inc. of $137,458 and $301,343, respectively, which included $0 of extraordinary dividends.


NOTE 11 - CONTINGENCIES

A.   LEGAL PROCEEDINGS

     The Company is involved in various legal proceedings incident to the operation of its business. Such proceedings include claims litigation in the normal course of business involving disputed interpretations of policy coverage. Other proceedings in the normal course of business include allegations of underwriting errors or omissions, bad faith in the handling of insurance claims, employment claims, regulatory activity, and disputes relating to the Company's business ventures and investments.

     Other legal proceedings include the following:

     The National Association of Insurance Commissioners Market Analysis Working Group, led by the states of Ohio and Iowa, is conducting a multi-state examination of certain accident and health products, including travel products, issued by National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union"). The examination formally commenced in September 2010 after National Union, based on the identification of certain regulatory issues related to the conduct of its accident and health insurance business, including rate and form issues, producer licensing and appointment, and vendor management, requested that state regulators collectively conduct an examination of the regulatory issues in its accident and health business. In addition to Ohio and Iowa, the lead states in the multi-state examination are Minnesota, New Jersey and Pennsylvania, and currently a total of 38 states have agreed to participate in the multi-state examination. As part of the multi-state examination, an Interim Consent Order was entered into with Ohio on (A) January 7, 2011, in which National Union agreed, on a nationwide basis, to cease marketing directly to individual bank customers accident/sickness policy forms that had

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     been approved to be sold only as policies providing blanket coverage, and to certain related remediation and audit procedures and (B) on February 14, 2012, in which National Union agreed, on a nationwide basis, to limit outbound telemarketing to certain forms and rates. A Consent Order was entered into with Minnesota on February 10, 2012, in which National Union and Travel Guard Group Inc. agreed to (i) cease automatically enrolling Minnesota residents in certain insurance relating to air travel, (ii) pay a civil penalty to Minnesota of $250 and (iii) refund premium to Minnesota residents who were automatically enrolled in certain insurance relating to air travel. In early 2012, Chartis U.S., Inc., on behalf of itself, National Union, and certain of Chartis U.S., Inc.'s insurance companies (collectively, "Chartis U.S.") and the lead regulators agreed in principle upon certain terms to resolve the multi-state examination. The terms include Chartis U.S.'s (i) payment of a civil penalty of up to $51,000,
     (ii) agreement to enter into a corrective action plan describing agreed-upon specific steps and standards for evaluating Chartis U.S.'s ongoing compliance with laws and regulations governing the regulatory issues identified in the examination, and (iii) agreement to pay a contingent fine in the event that Chartis U.S. fails to substantially comply with the steps and standards agreed to in the corrective action plan. AIG has established a reserve equal to the amount of the civil penalty under the proposed agreement. As the terms outlined above are subject to agreement by the lead and participating states and appropriate agreements or orders, the Company (i) can give no assurance that these terms will not change prior to a final resolution of the multi-state examination that is binding on all parties and (ii) cannot predict what other regulatory action, if any, will result from resolving the multi-state examination. There can be no assurance that any regulatory action resulting from the issues identified will not have a material adverse effect on Chartis's consolidated results of operations for an individual reporting period, the ongoing operations of the business being examined, or on similar business written by other AIG carriers. National Union and other Chartis companies are also currently subject to civil litigation relating to the conduct of their accident and health business, and may be subject to additional litigation relating to the conduct of such business from time to time in the ordinary course.

     AIG, National Union Fire Insurance Company of Pittsburgh, Pa. (National Union), and Chartis Specialty Insurance Company (f/k/a American International Specialty Lines Insurance Company) have been named defendants (the AIG Defendants) in two putative class actions in state court in Alabama that arise out of the 1999 settlement of class and derivative litigation involving Caremark Rx, Inc. (Caremark). The plaintiffs in the second-filed action have intervened in the first-filed action, and the second-filed action has been dismissed. An excess policy issued by a subsidiary of AIG with respect to the 1999 litigation was expressly stated to be without limit of liability. In the current action, plaintiffs allege that the judge approving the 1999 settlement was misled as to the extent of available insurance coverage and would not have approved the settlement had he known of the existence and/or unlimited nature of the excess policy. They further allege that the AIG Defendants and Caremark are liable for fraud and suppression for misrepresenting and/or concealing the nature and extent of coverage. In their complaint, plaintiffs request compensatory damages for the 1999 class in the amount of $3,200,000, plus punitive damages. The AIG Defendants deny the allegations of fraud and suppression and have asserted, inter alia, that information concerning the excess policy was publicly disclosed months prior to the approval of the settlement. The AIG Defendants further assert that the current claims are barred by the statute of limitations and that plaintiffs' assertions that the statute was tolled cannot stand against the public disclosure of the excess coverage. Plaintiffs, in turn, have asserted that the disclosure was insufficient to inform them of the nature of the coverage and did not start the running of the statute of limitations.

     The  intervening  plaintiffs  had  requested  a  stay  of  all trial  court
     proceedings      pending      their      appeal      of      an       order

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     dismissing certain lawyers and law firms who represented parties in the underlying class and derivative actions. After the Alabama Supreme Court affirmed the trial court's dismissal in September 2008, the intervening plaintiffs filed an Amended Complaint in Intervention on December 1, 2008, which named Caremark, AIG and certain subsidiaries, including National Union and Chartis Specialty Insurance Company, as defendants, and purported to bring claims against all defendants for deceit and conspiracy to deceive, and to bring a claim against AIG and its subsidiaries for aiding and abetting Caremark's alleged deception.

     After the defendants moved to dismiss the Amended Complaint in Intervention and, in the alternative, for a more definite statement, and the plaintiffs reached an agreement to withdraw additional motions seeking to disqualify certain plaintiffs' counsel, on March 2, 2009, the court granted the intervening plaintiffs' motion to withdraw the Amended Complaint in Intervention. On April 14, 2009, the court established a schedule for class action discovery. The parties are presently engaged in class discovery, and plaintiffs' motion for class certification is scheduled for a hearing starting on May 30, 2012.

     As of April 18, 2012, the parties have not commenced general discovery, and the court has not determined if a class action is appropriate or the size or scope of any class. The Company is unable to reasonably estimate the possible loss or range of losses, if any, arising from the litigation.

     On September 2, 2005, certain AIG companies including American Home Assurance Company, AIU Insurance Company and New Hampshire Insurance Company (collectively, the AIG Parties) sued (i) The Robert Plan Corporation (RPC), an agency that formerly serviced assigned risk automobile insurance business for the AIG Parties; (ii) certain affiliates of RPC; and (iii) two of RPC's senior executives. This suit was brought in New York Supreme Court and alleges the misappropriation of funds and other violations of contractual arrangements. On September 26, 2005, RPC countersued the AIG Parties and AIG itself for, among other things, $370,000 in disgorged profits and $500,000 of punitive damages under a claim of fraud. On March 10, 2006, RPC moved to dismiss its fraud claim without prejudice for the purposes of bringing that claim in New Jersey. On that date, RPC also amended its counterclaim, setting forth a number of causes of action for breach of contract. The parties filed cross motions to dismiss various counts of the complaint and counterclaims. These motions were granted in part and denied in part by the court. RPC appealed certain aspects of the court's ruling. That appeal remains pending. On August 25, 2008, RPC, one of its affiliates, and one of the defendant RPC executives filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the Bankruptcy Code). On October 7, 2008, the Court entered an Order staying this action in light of those bankruptcy proceedings. On January 15, 2009, RPC filed a notice of removal to the United States District Court for the Southern District of New York. The action was subsequently transferred to the Eastern District of New York and then referred to the United States Bankruptcy Court for that District. The AIG Parties moved to remand the case, and the Court granted that motion on April 12, 2010.

     In July 2007, RPC (along with Eagle Insurance Company (Eagle) and Newark Insurance Corporation (Newark), two of RPC's subsidiary insurance companies) filed a separate complaint in New Jersey alleging claims for fraud and negligent misrepresentation against AIG and the AIG Parties in connection with certain 2002 contracts. That complaint seeks damages of at least $100,000, unspecified punitive damages, declaratory relief, and imposition of a constructive trust.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     Because Eagle and Newark are in liquidation with the Commissioner of the New Jersey Department of Banking and Insurance as liquidator, the AIG Parties believe that only the Commissioner -- and not RPC -- has the authority to direct Eagle and Newark to bring the claims asserted in this action. On December 7, 2007, this action was stayed pending judicial determination of this issue in the Eagle/Newark rehabilitation/liquidation proceeding. In October 2008, the Court dismissed the action without prejudice for failure to prosecute.

     Nevertheless, on January 14, 2009, RPC filed a notice of removal of the New Jersey action to the United States District Court for the District of New Jersey and, on February 2, 2009, moved to transfer the New Jersey action to the Eastern District of New York, where RPC's bankruptcy proceeding is pending. The AIG Parties filed a motion to dismiss the case for lack of subject matter jurisdiction because the purportedly removed action had been dismissed three months before RPC filed its purported notice of removal, and consideration of RPC's transfer motion was stayed until the Court ruled on the AIG Parties' motion to dismiss. On August 10, 2009, the Court granted the AIG Parties' motion to dismiss and denied RPC's transfer motion as moot. To the AIG Parties' knowledge, since that time, RPC has not sought to have the New Jersey state court action reinstated. The settlement discussed below contains a release from RPC to the AIG Parties that covers the claims RPC asserted against the AIG Parties in the New Jersey Action.

     On December 28, 2010, the Bankruptcy Court granted motions to approve settlements entered into in September 2010 between the AIG parties and the RPC Defendants (other than two of RPC's affiliates whose corporate privileges have been suspended by their respective states of incorporation and are therefore unable to enter into contracts) resolving all claims and counterclaims between the AIG parties and the RPC Defendants, and on March 16, 2011 the Court entered an Order dismissing the case with prejudice. The settlements will not have a material adverse effect on the AIG parties' financial position.

     On March 23, 2011, certain AIG entities were served with a Summons with Notice of a suit filed in New York Supreme Court (Nassau County) by William Wallach, The William Wallach Irrevocable Trust, Lawrence Wallach, and Richard Wallach. Prior to his death in 2010, William Wallach was the majority shareholder in RPC. The Summons with Notice indicates that the suit purports to seek damages of $375,000 for breach of contract, misrepresentation, breach of fiduciary duty, fraud, deceit, tortious interference with contractual relations and prima facie tort.

     Following motion practice in the District Court, the matter was referred to the Bankruptcy Court as related to the settlement that was approved on March 16, 2011. The AIG Defendants requested leave to move for sanctions because they assert the complaint is frivolous, and the plaintiffs indicated their intent to file an amended complaint. On October 5, 2011, the Bankruptcy Court set a 60-day deadline for plaintiffs to amend, if so advised, and to determine whether they wish to proceed notwithstanding AIG Defendants' assertion that the claim is frivolous. The plaintiffs neither withdrew nor amended their complaint within the 60-day deadline set by the Bankruptcy Court. On December 7, 2011, the Bankruptcy Court indicated that the AIG Defendants should file their motions to dismiss and for sanctions against the plaintiffs' existing complaint, returnable January 18, 2012. The AIG Defendants filed their motions to dismiss and for sanctions on December 19, 2011. On February 1, 2012, the bankruptcy court dismissed the complaint without prejudice and set a March 5, 2012 hearing date for the AIG Defendants' sanctions motion. At that hearing, the Court granted the AIG Defendants' sanctions motion.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     Effective February 9, 2006, AIG reached a resolution of claims and matters under investigation with the United States Department of Justice (the DOJ), the United States Securities and Exchange Commission (the SEC), the Office of the Attorney General of the State of New York (the NYAG) and the New York Insurance Department (the NYDOI). The settlements resolve outstanding litigation and allegations by such agencies against AIG in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments. As a result of these settlements, AIG recorded an after-tax-charge of $1,150,000 in the fourth quarter of 2005, and made payments or placed in escrow approximately $1,640,000 including (i) $375,000 into a fund under the supervision of the NYAG and NYDOI to be available principally to pay certain AIG insurance company subsidiary policyholders who purchased excess casualty policies through Marsh & McLennan Companies, Inc. and Marsh Inc. (the Excess Casualty Fund) and (ii) $343,000 into a fund under the supervision of the NYAG and the NYDOI to be used to compensate various states in connection with the underpayment of certain workers compensation premium taxes and other assessments. As of February 29, 2008, eligible policyholders entitled to receive approximately $358,700 (or 95 percent) of the Excess Casualty Fund had opted to receive settlement payments in exchange for releasing AIG and its subsidiaries from liability relating to certain insurance brokerage practices. In accordance with the settlement agreements, all amounts remaining in the Excess Casualty Fund were used by AIG to settle claims from other policyholders relating to such practices.

     Various state regulatory agencies have reviewed certain other transactions and practices of AIG and its subsidiaries, including the Company, in connection with certain industry-wide and other inquiries including, but not limited to, insurance brokerage practices relating to contingent commissions and the liability of certain AIG subsidiaries, including the Company, for taxes, assessments and surcharges relating to the underreporting or misreporting of workers compensation premium. On January 29, 2008 AIG reached settlements in connection with these state reviews, subject to court approval, with the Attorneys General of the States of Florida, Hawaii, Maryland, Michigan, Oregon, Texas and West Virginia, the Commonwealths of Massachusetts and Pennsylvania, and the District of Columbia; the Florida Department of Financial Services; and the Florida Office of Insurance Regulation. The settlement agreements call for AIG to pay a total of $12,500 to be allocated among the ten jurisdictions and also require AIG to continue to maintain certain producer compensation disclosure and ongoing compliance initiatives. On March 13, 2008, AIG also reached a settlement with the Pennsylvania Insurance Department, which calls for AIG to provide annual reinsurance reports and maintain certain producer compensation disclosure and ongoing compliance initiatives, and to pay a total of $13,500, $4,400 of which was previously paid to Pennsylvania in connection with prior settlement agreements.

     On May 24, 2007, the National Workers Compensation Reinsurance Pool (NWCRP), on behalf of its participant members, filed a lawsuit against AIG and certain of its subsidiaries, including the Company (collectively, the AIG parties), with respect to the underpayment of residual market assessments for workers compensation insurance. The complaint alleges claims for violations of the Racketeer Influenced and Corrupt Organizations Act (RICO), breach of contract, fraud and related state law claims arising out of AIG's alleged underpayment of these assessments between 1970 and the present and seeks damages purportedly in excess of $1,000,000. On August 6, 2007, the court denied the AIG parties' motion seeking to dismiss or stay the complaints or in the alternative, to transfer to the Southern District of New York. On December 26, 2007, the court denied the AIG parties' motion to dismiss the complaint. On March 17, 2008, the AIG parties filed an amended answer, counterclaims and third-party claims against the National Council on Compensation Insurance (in its capacity as attorney-in-fact for the

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     NWCRP), the NWCRP, its board members, and certain of the other insurance companies that are members of the NWCRP alleging violations of RICO, as well as claims for conspiracy, fraud, and breach of fiduciary duty. The counterclaim-and third-party defendants filed motions to dismiss on June 9, 2008.

     On January 26, 2009, the AIG parties filed a motion to dismiss all claims in the complaint for lack of subject-matter jurisdiction. On February 23, 2009, the Court issued an order denying the motion to dismiss the AIG parties' counterclaims; granting the portion of the third-party defendants' motion to dismiss as to the AIG parties' third-party claims for RICO violations and conspiracy; and denying the portion of the third-party defendants' motion to dismiss as to the AIG parties' third-party claims for fraud, breach of fiduciary duty and unjust enrichment. On April 13, 2009, one of the third-party defendants filed third-party counterclaims against AIG, certain of its subsidiaries and certain former executives. On August 20, 2009, the court granted the AIG parties' motion to dismiss the NWCRP's claims for lack of subject matter jurisdiction. On September 25, 2009, the AIG parties, now in the position of plaintiff, filed an amended complaint that repleads their RICO and conspiracy claims -- previously counterclaims that were dismissed without prejudice -- against several competitors, as well as repleads the AIG parties' already sustained claims for fraud, breach of fiduciary duty and unjust enrichment against those parties, the NWCRP and the NCCI. On October 8, 2009, one competitor filed amended counterclaims against the AIG parties. The amended counterclaim is substantially similar to the complaint initially filed by the NWCRP, but also seeks damages related to non-NWCRP states and guaranty funds, in addition to asserting claims for other violations of state law.

     On October 30, 2009, all of the parties now in the position of defendant -- the AIG parties' competitors, the NWCRP and NCCI -- filed motions to dismiss many of the AIG parties' amended claims, and the AIG parties filed a motion to dismiss many of their competitor's counterclaims. On July 1, 2010 the Court denied the pending motions to dismiss as to all claims, except that it dismissed the AIG parties' claim for unjust enrichment. On July 30, 2010, the NWCRP filed a motion for reconsideration of the Court's decision denying its motion to dismiss the accounting claim asserted against it by the AIG parties, and that motion was denied on August 16, 2010.

     On April 1, 2009, a purported class action was filed in Illinois federal court against AIG and certain of its subsidiaries on behalf of a putative class of NWCRP participant members with respect to the underpayment of residual market assessments for workers compensation insurance. The complaint was styled as an "alternative complaint," should the court grant the AIG parties' motion to dismiss all claims against the defendants in the NWCRP lawsuit for lack of subject matter jurisdiction. The allegations in the class action complaint are substantially similar to those filed by the NWCRP, but the complaint adds certain former AIG executives as defendants and a RICO claim against those individuals. On August 28, 2009, the class action plaintiffs filed an amended complaint, removing the AIG executives as defendants. On October 30, 2009, the AIG parties filed a motion to dismiss many of the claims asserted in the class action complaint. On July 1, 2010, the Court denied the pending motion to dismiss as to all claims, except that it dismissed the plaintiffs' claim for promissory estoppel against the AIG subsidiary defendants (the promissory estoppel claim against AIG survives). Class discovery has been completed, and on July 16, 2010, the plaintiffs filed a motion for class certification. The AIG parties filed their opposition to this motion on October 8, 2010.

     On January 5, 2011, the AIG parties executed a term sheet with a group of intervening plaintiffs, made up of seven participating members of the NWCRP that filed a motion to intervene in the class action for the purpose of settling

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     the claims at issue on behalf of a settlement class. The proposed class-action settlement would require AIG to pay $450,000 to satisfy all liabilities to the class members arising out of the workers compensation premium reporting issues, a portion of which would be funded out of the remaining amount held in a fund established as part of AIG's settlement with the NYAG and NYDOI in 2006 (the "Workers Compensation Fund"), as addressed above, less any amounts previously withdrawn to satisfy AIG's regulatory settlement obligations, as addressed below. On January 13, 2011, their motion to intervene was granted. On January 19, 2011, the intervening class plaintiffs filed their Complaint in Intervention. On January 28, 2011, the AIG parties and the intervening class plaintiffs entered into a settlement agreement embodying the terms set forth in the January 5, 2011 term sheet and filed a joint motion for certification of the settlement class and preliminary approval of the settlement. If Court approval becomes final, the settlement agreement will resolve and dismiss with prejudice all claims that have been made or that could have been made in the consolidated litigations pending in the Northern District of Illinois arising out of workers compensation premium reporting, including the class action, other than claims that are brought by or against any class member that opts out of the settlement. On April 29, 2011, Liberty Mutual Group filed papers in opposition to preliminary approval of the proposed settlement and in opposition to certification of a settlement class, in which it alleged that AIG's actual exposure should the class action continue through judgment to be in excess of $3,000,000. The AIG parties dispute this allegation.

     On August 1, 2011,  the Court  issued an  opinion  and order  granting  the pending motion for settlement class certification and preliminarily approving the proposed class action settlement, subject to certain minor modifications to the settlement agreement that the Court noted the parties already had agreed to make. The opinion and order stated that it would become effective upon entry of a separate Findings and Order Preliminarily Certifying a Settlement Class and Preliminarily Approving Proposed Settlement, which was then entered on August 5, 2011. Liberty Mutual sought leave from the United States Court of Appeals for the Seventh Circuit to appeal the August 5, 2011 class certification decision, which was denied on August 19, 2011. Notice of the settlement was issued to the class members on August 19, 2011 advising that any class member wishing to opt out of or object to the class action-settlement was required to do so by October 3, 2011. RLI Insurance Company and its affiliates, which were to receive less than one thousand dollars under the proposed settlement, sent the only purported opt-out notice. Liberty Mutual, including its subsidiaries Safeco and Ohio Casualty, and the Kemper group of insurance companies, through their affiliate Lumbermens Mutual Casualty, were the only two objectors. The AIG parties and the settling class plaintiffs filed responses to the objectors' submissions on October 28, 2011. The Court conducted a final fairness hearing on November 29, 2011. Immediately prior to the hearing, Lumbermens Mutual Casualty withdrew its objection to the settlement. On December 21, 2011, the Court issued an Order granting final approval of the settlement, but staying that ruling pending a forthcoming opinion. On February 28, 2012, the Court entered a final order and judgment approving the class action settlement. Liberty Mutual, Safeco and Ohio Casualty filed notices of their intent to appeal the Court's final order and judgment. The Court of Appeals for the Seventh Circuit has consolidated the appeals. Liberty Mutual, Safeco and Ohio Casualty are to submit their opening briefs on or before May 29, 2012.

     The $450,000 settlement amount, which is currently held in escrow pending final resolution of the class action settlement, was funded in part from the approximately $191,500 remaining in the Workers' Compensation Fund, after the transfer of the $146,500 in fines, penalties, and premium taxes discussed in the NAIC Examination of Workers' Compensation Premium Reporting matter below. In the event that the appeal of the class action

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     settlement is successful, the litigation could resume. AIG has an accrued liability equal to the amounts payable under the settlement.

     A purported class action was filed in South Carolina federal court on January 25, 2008 against AIG and certain of its subsidiaries on behalf of a class of employers that obtained workers compensation insurance from AIG companies and allegedly paid inflated premiums as a result of AIG's alleged underreporting of workers compensation premiums. An amended complaint was filed on March 24, 2008, and the AIG parties filed a motion to dismiss the amended complaint on April 21, 2008. On July 8, 2008, the court granted the AIG parties' motion to dismiss all claims without prejudice and granted plaintiff leave to refile subject to certain conditions. Plaintiffs filed their second amended complaint on July 22, 2008. On March 27, 2009, the court granted the AIG parties' motion to dismiss all claims in the second amended complaint related to pre-2001 policies and all claims against certain AIG subsidiaries, denied the motion to dismiss as to claims against AIG and the remaining subsidiaries, and granted the AIG parties' motion to strike certain allegations from the complaint. On July 19, 2010, the South Carolina Supreme Court held that the filed-rate doctrine did not bar plaintiffs' claims. On December 21, 2011, plaintiffs filed a motion for class certification, which the AIG parties opposed on January 23, 2012. On February 29, 2012, the parties agreed in principle to settle the case for a payment by defendants of $4,000. If that settlement is approved by the court and the settlement becomes final, the case will be concluded.

     In April 2007,  the National  Association of Insurance  Commissioners  (the
     NAIC) formed a Settlement Review Working Group, directed by the State of Indiana, to review the Workers Compensation Residual Market Assessment portion of the settlement between AIG, the NYAG, and the NYDOI. In late 2007, the Settlement Review Working Group, under the direction of Indiana, Minnesota and Rhode Island, recommended that a multi-state targeted market conduct examination focusing on workers compensation insurance be commenced under the direction of the NAIC's Market Analysis Working Group. AIG was informed of the multi-state targeted market conduct examination in January 2008. The lead states in the multi-state examination are Delaware, Florida, Indiana, Massachusetts, Minnesota, New York, Pennsylvania and Rhode Island. All other states (and the District of Columbia) agreed to participate in the multi-state examination. The examination focused on legacy issues related to AIG's writing and reporting of workers compensation insurance between 1985 and 1996.

     On December  17,  2010,  AIG and the lead states  reached an  agreement  to settle all regulatory liabilities arising out of the subjects of the multistate examination. The regulatory settlement agreement includes, among other terms, (i) AIG's payment of $100,000 in regulatory fines and penalties; (ii) AIG's payment of $46,500 in outstanding premium taxes;
     (iii) AIG's agreement to enter into a compliance plan describing agreed-upon specific steps and standards for evaluating AIG's ongoing compliance with state regulators governing the setting of workers compensation insurance premium rates and the reporting of workers compensation premiums; and (iv) AIG's agreement to pay up to $150,000 in contingent fines in the event that AIG fails to comply substantially with the compliance plan requirements. The $146,500 in fines, penalties and premium taxes can be funded out of the $338,000 held in the Workers Compensation Fund, discussed above, to the extent that such monies have not already been used to fund the class action settlement discussed above. The regulatory settlement originally was contingent upon, among other events:
     (i) a final, court-approved settlement being reached in all the lawsuits currently pending in Illinois arising out of workers compensation premium reporting issues, discussed above, including the putative class action, except that such settlement need not resolve claims between AIG and the Liberty Mutual Group and (ii) a settlement being reached and consummated between AIG and certain state

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     insurance guaranty funds that may assert claims against AIG for underpayment of guaranty-fund assessments. AIG and the other parties to the regulatory settlement agreement subsequently agreed to waive the settlement contingency of a final settlement in the lawsuits, provided that such waiver will not become effective until AIG consummates a settlement with the state insurance guaranty associations.

     AIG and certain subsidiaries have established a reserve equal to the amounts payable under the proposed settlement.

     After the NYAG filed its complaint against insurance broker Marsh, policyholders brought multiple federal antitrust and Racketeer Influenced and Corrupt Organizations Act (RICO) class actions in jurisdictions across the nation against insurers and brokers, including AIG and a number of its subsidiaries, alleging that the insurers and brokers engaged in a broad conspiracy to allocate customers, steer business, and rig bids. These actions, including 24 complaints filed in different federal courts naming AIG or an AIG subsidiary as a defendant, were consolidated by the judicial panel on multi-district litigation and transferred to the United States District Court for the District of New Jersey for coordinated pretrial proceedings.

     The consolidated actions have proceeded in that court in two parallel actions, In re insurance Brokerage Antitrust Litigation (the Commercial Complaint) and In re Employee Benefit Insurance Brokerage Antitrust
     Litigation (the Employee Benefits Complaint, and, together with the Commercial Complaint, the multi-district litigation).

     The plaintiffs in the Commercial Complaint are a group of corporations, individuals and public entities that contracted with the broker defendants for the provision of insurance brokerage services for a variety of insurance needs. The broker defendants were alleged to have placed insurance coverage on the plaintiffs' behalf with a number of insurance companies named as defendants, including certain AIG subsidiaries, including American Home Assurance Company (American Home), AIU Insurance Company, National Union Fire Insurance Company of Pittsburgh, Pa., Chartis Specialty Insurance Company (f/k/a American International Specialty Lines Insurance Company), Chartis Property Casualty Company (f/k/a both Birmingham Fire Insurance Company of Pennsylvania and AIG Casualty Company), Commerce and Industry Insurance Company, Lexington Insurance Company, National Union Fire Insurance Company of Louisiana, New Hampshire Insurance Company, and The Insurance Company of the State of Pennsylvania. The Commercial Complaint also named various brokers and other insurers as defendants (three of which have since settled). The Commercial Complaint alleges that defendants engaged in a widespread conspiracy to allocate customers through "bid-rigging" and "steering" practices. The Commercial Complaint also alleges that the insurer defendants permitted brokers to place business with AIG subsidiaries through wholesale intermediaries affiliated with or owned by those same brokers rather than placing the business with AIG subsidiaries directly. Finally, the Commercial Complaint alleges that the insurer defendants entered into agreements with broker defendants that tied insurance placements to reinsurance placements in order to provide additional compensation to each broker. Plaintiffs assert that the defendants violated the Sherman Antitrust Act, RICO, the antirust laws of 48 states and the District of Columbia, and were liable under common law breach of fiduciary duty and unjust enrichment theories.
     Plaintiffs seek treble damages plus interest and attorneys' fees as a result of the alleged RICO and the Sherman Antitrust Act violations.

     The plaintiffs in the Employee Benefits Complaint are a group of individual employees and corporate and municipal employees alleging claims on behalf of two separate nationwide purported classes: an employee class

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     and an employer class that acquired insurance products from the defendants from January 1, 1998 to December 31, 2004. The Employee Benefits Complaint names AIG, and certain of its subsidiaries, including American Home, as well as various other brokers and insurers, as defendants. The activities alleged in the Employee Benefits Complaint, with certain exceptions, tracked the allegations of contingent commissions, bid-rigging and tying made in the Commercial Complaint.

     The court in connection with the Commercial Complaint granted (without leave to amend) defendants' motions to dismiss the federal antitrust and RICO claims on August 31, 2007 and September 28, 2007, respectively. The court declined to exercise supplemental jurisdiction over the state law claims in the Commercial Complaint and therefore dismissed it in its entirety. On January 14, 2008, the court granted defendants' motion for summary judgment on the ERISA claims in the Employee Benefits Complaint and subsequently dismissed the remaining state law claims without prejudice, thereby dismissing the Employee Benefits Complaint in its entirety. On February 12, 2008 plaintiffs filed a notice of appeal to the United States Court of Appeals for the Third Circuit with respect to the dismissal of the Employee Benefits Complaint. Plaintiffs previously appealed the dismissal of the Commercial Complaint to the United States Court of Appeals for the Third Circuit on October 10, 2007.

     On August 16, 2010, the Third Circuit affirmed the dismissal of the Employee Benefits Complaint in its entirety, affirmed in part and vacated in part the District Court's dismissal of the Commercial Complaint, and remanded the case for further proceedings consistent with the opinion. The Third Circuit also affirmed in part and vacated in part the District Court's dismissal of the Commercial Complaint, and remanded the case for further proceedings consistent with the opinion. With respect to the antitrust claims in the Commercial Complaint, the Third Circuit affirmed the dismissal of all of plaintiffs' claims, except reversed the District Court's dismissal of an alleged "Marsh-centered" conspiracy to protect incumbent insurers that is based on allegations of bid-rigging involving excess casualty insurance. The Court remanded this claim to the District Court, instructing it to consider whether plaintiffs must satisfy the heightened pleading standard for fraud, and if so, whether this remaining claim meets that standard. With respect to the RICO claims in the Commercial Complaint, the Third Circuit affirmed the dismissal of all of plaintiffs' claims, except reversed the District Court's dismissal of an alleged "Marsh-centered" enterprise based on allegations of bid-rigging involving excess casualty insurance. The Court remanded this claim to the District Court for consideration as to whether plaintiffs had adequately pled the remaining RICO elements not previously considered by the District Court dismissing the Commercial Complaint. Because the Third Circuit vacated in part the judgment dismissing the federal claims in the Commercial Complaint, the Third Circuit also vacated the District Court's dismissal of the state-law claims in the Commercial Complaint. On October 1, 2010, defendants in the Commercial Complaint filed motions to dismiss the remaining remanded claims in the District Court of New Jersey.

     On March 18, 2011, AIG, certain subsidiaries and certain other insurer and broker defendants agreed in principle to settle the multi-district litigation with a class consisting of all purchasers of commercial insurance policies from 1998 through 2004 that were issued by any of the defendants named in the Commercial Complaint and brokered through any of the insurance brokers named as defendants in the Commercial Complaint. Once the settlement is finalized approved by the Court and any appeals of Court approval or exhausted, the AIG defendants will pay a total of $6,750 towards a total group settlement payment of $36,750. A portion of the total settlement fund, which includes plaintiffs' attorneys' fees and class notice and administration fees, would be distributed to purchasers of excess casualty policies from any of the settling defendants and brokered through Marsh, with the remainder being

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     used to fund a settlement that would be paid to a charitable or educational organization to be agreed to by the settling parties. On June 20, 2011, the Court "administratively terminated" without prejudice the various Defendants' pending motions to dismiss the proposed class plaintiffs' operative pleading indicating that those motions may be re-filed after adjudication of all issues related to the proposed class settlement and subject to the approval of the Magistrate Judge. On June 27, 2011, the Court preliminarily approved the class settlement. On June 30, 2011, AIG and certain subsidiaries placed their portion of the total settlement payment into escrow. If the settlement does not receive final court approval, those funds will revert to those parties. A final fairness hearing took place on September 14, 2011. On March 30, 2012, the Court granted final approval of the class settlement. The deadline for objectors to initiate appeals, if any, from the order granting final approval of the settlement is April 30, 2012.

     A  number  of  complaints  making  allegations  similar  to  those  in  the multi-district litigation have been filed against AIG, certain AIG subsidiaries and other defendants in state and federal courts around the country. The defendants have thus far been successful in having the federal actions transferred to the District of New Jersey and consolidated into the multi-district litigation. These additional consolidated actions are still pending in the District of New Jersey. The AIG defendants have sought to have state court actions making similar allegations stayed pending resolution of the multi-district litigation. These efforts have generally been successful, although four cases have proceeded (one each in Florida and New Jersey state courts that have settled, and one each in Texas and Kansas state courts that are proceeding). In the Texas case, a hearing was held on November 11, 2009 on defendants' Special Exceptions. In the Kansas case, defendants are appealing the trial court's April 2010 denial of defendants' motion to dismiss to the Kansas Supreme Court.

     On October 17, 2011, the Court conducted a conference in connection with the tag-along actions that have been consolidated with the Multi-District Litigation, and subsequently ordered that discovery and motion practice may proceed in those cases. The parties subsequently submitted proposed scheduling orders for discovery and any additional motion practice to the Court, and a scheduling conference has been scheduled before the magistrate judge for April 30, 2012.

     AIG is also subject to various legal proceedings which have been disclosed in AIG's periodic filings under the Securities Exchange Act of 1934, as amended, in which the Company is not named as a party, but whose outcome may nonetheless adversely affect the Company's financial position or results of operation.

     Except as may have been otherwise noted above with respect to specific matters, the Company cannot predict the outcome of the matters described above, reasonably estimate the potential costs related to these matters, or determine whether other AIG subsidiaries, including the Company, would have exposure to proceedings in which they are not named parties by virtue of their participation in an intercompany pooling arrangement. In the opinion of management, except as may have been otherwise noted above with respect to specific matters, the Company's ultimate liability for the matters referred to above is not likely to have a material adverse effect on the Company's financial position, although it is possible that the effect would be material to the Company's results of operations for an individual reporting period.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


B.   LEASES

     As of December 31, 2009, all leases were transferred from the Company to National Union. Lease expenses are allocated to each affiliate based upon the percentage of space occupied. The Company's share of these transactions is based on its allocation as a member of the Admitted Pool, based upon its stated pool percentage.

C.   OTHER CONTINGENCIES

     In the ordinary course of business, the Company enters into structured settlements to settle certain claims. Structured settlements involve the purchase of an annuity to fund future claim obligations. In the event the life insurers providing the annuity, on certain structured settlements, are not able to meet their obligations, the Company would be liable for the payments of benefits. As of December 31, 2011, the Company has not incurred a loss and there has been no default by any of the life insurers included in the transactions. Management believes that based on the financial strength of the life insurers involved in these structured settlements the likelihood of a loss is remote.

     The estimated loss reserves eliminated by such structured settlement annuities and the present value of annuities due from all life insurers (mostly affiliates) which the Company remains contingently liable amounted to $1,542,389 as of December 31, 2011. Also, as of December 31, 2011, the Company had the following amounts of annuities in excess of 1 percent of its policyholders' surplus due from the following life insurers:


-----------------------------------------------------------------------------------------------------------
                                                                                               Licensed in
Name of life insurer                                                  Location   Balances       New York
-----------------------------------------------------------------------------------------------------------
American General Life Insurance Company                               Texas      $    82,441        No
The United States Life Insurance Company in the City of New York      New York       879,607       Yes
American General Life Insurance Company of Delaware                   Delaware       311,845        No
BMO Life Assurance Company                                            Canada         206,164        No
-----------------------------------------------------------------------------------------------------------


     As part of its private equity portfolio investment, as of December 31, 2011 the Company may be called upon for an additional capital investment of up to $263,490. The Company expects only a small portion of this portfolio will be called during 2012.

     The Company has issued guarantees whereby it unconditionally and irrevocably guaranteed all present and future obligations and liabilities arising from the policies of insurance issued by certain insurers who, as of the guarantee issue date, were members of the AIG holding company group. All guarantees were provided in order to secure or maintain the guaranteed companies' rating status issued by certain rating agencies. The Company would be required to perform under the guarantee in the event that guaranteed entities failed to make payments under the policies of insurance issued during the period of the guarantee. For guarantees that have been terminated, the Company remains contingently liable for all policyholder obligations associated with insurance policies issued by the guaranteed entities during the period in which the guarantee was in force.

     The Company has not been required to perform under any of the guarantees that it had issued.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     The Company is party to an agreement with AIG whereby AIG has agreed to make any payments due under the guarantees in the Company's place and stead. Additionally, each guaranteed entity has reported total assets in excess of its liabilities and the majority have invested assets in excess of their direct (prior to reinsurance) policyholder liabilities. Furthermore, for any former affiliate that has been sold, the purchaser has provided the Company with a hold harmless agreement relative to the guarantee. Accordingly, management believes that the likelihood of payment under any of the guarantees is remote.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


     The following schedule sets forth the effective and termination dates of each guarantee, the amount of direct policyholder obligations guaranteed, the invested assets, estimated loss to the Company and policyholder surplus for each guaranteed entity as of December 31, 2011:


     -------------------------------------------------------------------------------------------------------------------------------

                                                                POLICYHOLDER     INVESTED
                                              DATE     DATE     OBLIGATIONS      ASSETS @    ESTIMATED LOSS  POLICYHOLDERS' SURPLUS
     GUARANTEED COMPANY                      ISSUED  TERMINATED @ 12/31/2011     12/31/2011     @ 12/31/2011        @ 12/31/2011
     -------------------------------------------------------------------------------------------------------------------------------
     21st Century Advantage Insurance
     Company (f/k/a AIG Advantage
     Insurance Company)                 *  12/15/97   8/31/09  $       5,645  $      28,397  $            -  $               26,124

     AIG Edison Life Insurance
     Company (formerly GE Edison Life
     Insurance Company)                 **  8/29/03   3/31/11     26,660,158     26,944,023               -               2,123,663

     Farmers Insurance Hawaii (f/k/a
     AIG Hawaii Insurance Company,
     Inc.)                              *   11/5/97   8/31/09         16,983         84,066               -                  76,624

     Chartis Seguros Mexico SA (f/k/a
     AIG Mexico Seguros
     Interamericana, S.A. de C.V.)          12/15/97       -         166,073        100,369               -                  81,157

     American General Life and
     Accident Insurance Company              3/3/03   9/30/10      8,440,946      9,262,389               -                  629,299

     American General Life Insurance
     Company                                 3/3/03  12/29/06     31,095,613     41,395,196               -               7,393,647

     American International Assurance
     Company (Australia) Limited            11/1/02  10/31/10        380,000      1,308,000               -                 404,000

     21st Century North America
     Insurance Company (f/k/a
     American International Insurance
     Company)                           *   11/5/97   8/31/09         37,488        587,979               -                 489,328

     21st Century Superior Insurance
     Company (f/k/a American
     International Insurance Company
     of California, Inc.)               *   12/15/97  8/31/09          1,910         29,818               -                  27,209

     21st Century Pinnacle Insurance
     Company (f/k/a American
     International Insurance Company
     of New Jersey)                     *   12/15/97  8/31/09         13,789         42,910               -                  38,272

     Chartis Europe, S.A. (formerly
     AIG Europe, S.A.)                      9/15/98         -      6,527,141      6,654,194               -               3,390,807

     Chartis UK (f/k/a Landmark
     Insurance Company, Limited (UK))       3/2/98   11/30/07        188,322      5,379,752               -               1,949,112

     Lloyd's Syndicate  1414 (Ascot
     Corporate Name)                        1/20/05  10/31/07        139,593        663,562               -                 151,865

     SunAmerica Annuity and Life
     Assurance Company (Anchor
     National Life Insurance Company)        1/4/99  12/29/06     14,680,609     25,906,187               -                 814,143

     SunAmerica Life Insurance
     Company                                 1/4/99  12/29/06      9,474,897     13,652,491               -               2,907,242

     The United States Life Insurance
     Company in the City of New York         3/3/03   4/30/10      9,667,411     22,548,377               -               1,842,268

     The Variable Annuity Life
     Insurance Company                       3/3/03  12/29/06     45,334,090     64,692,369               -               4,238,814
     -------------------------------------------------------------------------------------------------------------------------------

      TOTAL GUARANTEES                                         $ 152,830,668  $  219,280,079  $            -  $          26,583,574
     ===============================================================================================================================

      * The guaranteed company was formerly part of AIG's Personal Auto Group and was sold on July 1, 2009 to Farmers Group, Inc., a subsidiary of Zurich Financial Services Group (ZFSG). As part of the sale, ZFSG issued a hold harmless agreement to the Company with respect to its obligations under this guarantee.

      ** AIG Edison Life Insurance Company was sold by AIG to Prudential Financial, Inc (PFI) on February 1, 2011. As part of the sale, PFI provided the Company with a hold harmless agreement with respect to its obligations under this guarantee. Amounts disclosed are based on the Edison's fiscal year end of 3/31/2011.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 12 - OTHER SIGNIFICANT MATTERS

The Company underwrites a significant concentration of its direct business with brokers.

As of December 31, 2011 and 2010, other admitted assets as reported in the accompanying Statements of Admitted Assets were comprised of the following balances:

--------------------------------------------------------------------------------
OTHER ADMITTED ASSETS                                2011              2010
--------------------------------------------------------------------------------

Allowance provision                              $   (103,402)     $  (245,740)
Deposit accounting assets                                   3              686
Deposit accounting assets - funds held                      -           88,515
Guaranty funds receivable and on deposit               10,011           12,199
Intangible asset - Canada                             (63,660)        (107,372)
Loss funds on deposit                                  51,722           40,858
Note receivable - reinsurance commutation                   -           37,044
Paid loss clearing                                    346,118          318,312
Other assets                                           76,228          137,671
--------------------------------------------------------------------------------
   TOTAL OTHER ADMITTED ASSETS                   $    317,020      $   282,173
================================================================================


Guaranty funds receivable represent payments to various state insolvency funds which are recoupable against future premium tax payments in the respective states. Various states allow insurance companies to recoup assessments over a period of five to ten years.

As of December 31, 2011 and 2010, the Company has a liability for insolvency assessments, workers' compensation second injury and miscellaneous other assessments in the amounts of $138,076 and $40,428, respectively, with related assets for premium tax credits of $10,011 and $12,183, respectively. Of the amount accrued, the Company expects to pay approximately $73,994 for insolvency assessments, workers' compensation second injury and miscellaneous assessments during the next year and $54,071 in future periods. In addition, the Company anticipates it will realize $6,311 of premium tax offset credits and the associated liability in years two through five. The remaining $3,700 will be realized between years six and ten. A reconciliation of assets recognized from paid and accrued premium tax offsets as of December 31, 2011 is set forth below:


a.  Assets recognized from paid and accrued premium tax offsets
    and policy surcharges prior year-end                               $  12,183
b.  Decreases current year:
     Guarantuy fund refunds                                                  403
     Premium tax offset applied                                            2,639
c.  Increases current year:
     Premium tax offset paid                                                 870
d.  Assets recognized from paid and accrued premium tax offsets       -----------
     and policy surcharges current year-end                            $  10,011
                                                                      ===========

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


The Company routinely assesses the collectability of its receivable balances for potentially uncollectible premiums receivable due from agents and reinsurance recoverable balances. In connection therewith, as of December 31, 2011 and 2010, the Company had established an allowance for doubtful accounts of $103,402 and $245,740, respectively, which was reported as a contra asset within Other Admitted Assets in the accompanying Statements of Admitted Assets.

During 2011, 2010 and 2009, the Company recorded  $16,296,  $30,549 and $25,860, respectively, for allowance for doubtful accounts to Net Loss from Agents' Balances Charged-off in the accompanying Statements of Operations.

As of December 31, 2011 and 2010, other liabilities as reported in the accompanying Statements of Liabilities, Capital and Surplus were comprised of the following balances:

-----------------------------------------------------------------------------------------
 OTHER LIABILITIES                                                  2011         2010
-----------------------------------------------------------------------------------------
 Accounts payable                                                $   42,160   $   29,894
 Accrued retrospective premiums                                      64,385       64,651
 Advance premiums                                                     9,915       11,102
 Amounts withheld or retained by company for account of others        4,467       12,459
 Deferred commission earnings                                         4,161        4,357
 Liability for pension and severance pay                             20,276       16,448
 Loss clearing                                                            -        1,777
 Policyholder funds on deposit                                        9,831        9,057
 Remittances and items not allocated                                 24,870       28,426
 Retroactive reinsurance payable                                        352        1,258
 Retroactive reinsurance reserves - assumed                               -        4,174
 Retroactive reinsurance reserves - ceded                             (899)      (2,077)
 Servicing carrier liability                                          6,929        5,597
 Escrow funds (NICO)                                                 25,693            -
 Other legal contingencies                                           52,613            -
 Other liabilities, includes suspense accounts, expense
   account balances and certain accruals                             60,119       60,578
---------------------------------------------------------------------------- ------------
  TOTAL OTHER LIABILITIES                                        $  324,872   $  247,701
=========================================================================================


On March 28, 2012, the balances reported as other legal contingencies were transferred to the parent company and recorded a deemed capital contribution in accordance with SSAP No. 72, Surplus and Quasi-reorganizations (SSAP 72).

NICO funds third party reinsurance recoverable on behalf of Chartis Reinsureds. Chartis reports the balances collected and due to NICO as Escrow funds.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


NOTE 13 - SUBSEQUENT EVENTS

Type I - Recognized Subsequent Events:

Subsequent events have been considered through April 25, 2012 for the statutory statement issued on April 27, 2012.

None

Type II - Nonrecognized Subsequent Events:

Subsequent events have been considered through April 25, 2012 for the statutory statement issued on April 27, 2012.

Effective February 17, 2012, the Company, together with the members of the Admitted Pool, the Chartis U.S. Surplus Lines Pool and AIU Insurance Company (collectively, the "Fleet") entered into a Capital Maintenance Agreement (CMA) with AIG and Chartis, Inc. (AIG CMA). The AIG CMA provides that in the event that the Fleet's Total Adjusted Capital (TAC) falls below the specified minimum percentage of 350 percent of the Fleet's Authorized Control Level (ACL) Risk Based Capital (RBC), as estimated by Chartis, Inc. on a semi-annual basis subject to any adjustments or modifications required by the Company's domiciliary regulator or its independent auditors (the "SMP"), AIG will, within a specified time period prior to the close of the following fiscal quarter, contribute cash, cash equivalents, securities or other acceptable instruments that qualify as admitted assets to the Fleet so that the Fleet's TAC is projected to be equal to or greater than the SMP of the upcoming year-end. Additionally, each of Chartis and each Fleet member agreed, subject to approval by its board of directors and, if necessary, its domestic regulator, as applicable, to pay dividends that will be paid to AIG up to an amount equal to the lesser of (i) the amount necessary to reduce the Fleets ACL RBC to an amount not materially greater than the SMP or (ii) the maximum dividends permitted by any applicable domiciliary regulator.

Effective February 17, 2012, the Fleet entered into a CMA (Chartis CMA) with Chartis, Inc., Chartis U.S., Inc. and Chartis International, LLC (the Chartis entities). The Chartis CMA provides that in the event that the Fleet's TAC exceeds the SMP (as determined pursuant to the terms of the AIG CMA) while at the same time any Fleet member, as an individual legal entity, has a Total Adjusted Capital below 300 percent of such Company's Authorized Control Level RBC (the "Individual Entity Minimum Percentage") (as determined by Chartis pursuant to the methodology set forth in the AIG CMA that is used to determine the SMP), the Chartis Entities and each Fleet member agree to make contributions, pay dividends or cause other transactions to occur that would result in each Fleet member's TAC being above the Individual Entity Minimum Percentage. No Fleet member is required to pay any dividend which would trigger the extraordinary dividend provisions of its domiciliary state or that is otherwise prohibited by such state.

The Company received the approval from the NY DFS to pay dividends of $50,000 to its immediate parent. The dividend was made up of municipal securities and cash of $48,411 and $1,589, respectively, was paid on March 27, 2012.

On April 4, 2012 and effective March 31, 2012, the Company received permission from the NY DFS to effect a quasi-reorganization as set forth in the Statement of Statutory Accounting Principles No. 72. On March 31, 2012, the Company reallocated $1,000,000 from its Gross Paid in and Contributed Surplus to Unassigned Funds. The permitted practice had no impact on the Company's surplus to policyholders or its net income. In addition, there was no impact

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2011, 2010 AND 2009

                                 (000'S OMITTED)

--------------------------------------------------------------------------------


on the Company's risk based capital results as a result of this permitted practice.

On March 28, 2012, the balances reported as other legal contingencies were transferred to the parent company and recorded a deemed capital contribution in accordance with SSAP 72.

                        AMERICAN HOME ASSURANCE COMPANY

                 Notes to Statutory Basis Financial Statements

                        December 31, 2011, 2010 and 2009

                                (000's Omitted)

--------------------------------------------------------------------------------

NOTE 14 - EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR'S REPORT

STORM SANDY

Storm Sandy represented a large catastrophic event occurring in October 2012. The Company's preliminary estimate of its pre-tax losses related to Storm Sandy, net of reinsurance, is approximately $271 million. Due to the complexity of factors contributing to the losses, there can be no assurance that the Company's ultimate losses associated with this storm will not differ from this estimate, perhaps materially. Such estimate includes the Company's share of amounts assumed by the Company under an intercompany excess of loss property catastrophe reinsurance agreement pursuant to which the Company reinsures Lexington Insurance Company (Lexington) and Chartis Specialty (the Surplus Pool). Such reinsurance agreement provides the Surplus Pool with 60% quota share coverage for up to $2.75 billion in first event per occurrence property losses in excess of $1 billion. Losses related to Storm Sandy will be reflected in the Company's annual statutory statement and any subsequent changes will be recorded in the period in which they occur. This preliminary estimate involves the exercise of considerable judgment.

As a result of the estimated losses related to Storm Sandy, the Company is currently assessing the need to record a valuation allowance. The impact, if recorded, could be material to the Company's financial condition or its results of operations. Significant judgment is required in determining the provision for income taxes and, in particular, in the assessment of whether and in what magnitude a valuation allowance should be recorded. Refer to Note 8 for a discussion of statutory valuation allowances.

The Company expects to receive a capital contribution from its parent for $300 million.

LEGAL PROCEEDINGS

In connection with the previously disclosed multi-state examination of certain accident and health products, including travel products, issued by National Union Fire Insurance Company of Pittsburgh, Pa. (National Union), Chartis Inc., on behalf of itself, National Union, and certain of Chartis Inc.'s insurance and non-insurance companies (collectively, the Chartis parties) entered into a Regulatory Settlement Agreement with regulators from 50 U.S. jurisdictions effective November 29, 2012. Under the agreement, and without admitting any liability for the issues raised in the examination, Chartis agreed to (i) pay a civil penalty of $50 million, (ii) enter into a corrective action plan describing agreed-upon specific steps and standards for evaluating the Chartis parties' ongoing compliance with laws and regulations governing the issues identified in the examination, and (iii) pay a contingent fine in the event that the Chartis parties fail to satisfy certain terms of the corrective action plan. As of September 30, 2012, National Union has an accrued liability equal to the amount of the civil penalty. National Union and other AIG companies are also currently subject to civil litigation relating to the conduct of their accident and health business, and may be subject to additional litigation relating to the conduct of such business from time to time in the ordinary course. There can be no assurance that any regulatory action resulting from the issues identified will not have a material adverse effect on AIG's ongoing operations of the business subject to the agreement, or on similar business written by other AIG carriers.

In connection with the previously disclosed putative class action pending in state court in Alabama that arises out of the 1999 settlement of class and derivative litigation involving Caremark Rx, Inc., on August 15, 2012, the court granted

                        AMERICAN HOME ASSURANCE COMPANY

                 Notes to Statutory Basis Financial Statements

                        December 31, 2011, 2010 and 2009

                                (000's Omitted)

--------------------------------------------------------------------------------

plaintiffs' motion for class certification. Defendants filed a notice of appeal of that order to the Alabama Supreme Court on September 25, 2012. The case in the trial court will be stayed until that appeal is resolved.

In connection with the previously disclosed settlement of the class action filed against AIG and certain of its subsidiaries on behalf of a putative class of NWCRP participant members with respect to the underpayment of residual market assessments for workers compensation insurance, and the appeal by Liberty Mutual, Safeco and Ohio Casualty challenging the certification of the settlement class and final approval of the class action settlement, oral argument on that appeal took place on November 29, 2012.

In connection with the previously disclosed settlement of the purported class action in South Carolina federal court against AIG and certain of its subsidiaries on behalf of a class of employers that obtained workers compensation insurance from AIG companies and allegedly paid inflated premiums as a result of AIG's alleged underreporting of workers compensation premiums, the court granted final approval of the settlement on September 14, 2012. No appeals from that final approval order were filed, so the matter is now concluded.

In connection with the previously disclosed multi-state targeted market conduct examination focusing on workers compensation insurance, and the related pre-litigation claims asserted by state insurance guaranty associations, on May 29, 2012, AIG completed its $25 million settlement with the guaranty associations, and the regulatory settlement was deemed effective on that date. The $146.5 million in fines, penalties and premium taxes were then disbursed to the regulatory settlement recipients pursuant to the terms of the associated escrow agreement.

In connection with the previously disclosed settlement of the federal antitrust and RICO class actions against insurers and brokers, including AIG and a number of its subsidiaries, alleging that the insurers and brokers engaged in a broad conspiracy to allocate customers, steer business, and rig bids, which were consolidated by the judicial panel on multi-district litigation and transferred to the United States District Court for the District of New Jersey for coordinated pretrial proceedings, on April 27, 2012, three notices of appeal of the order granting final approval of the class action settlement were filed, two of which were subsequently withdrawn. The United States Court of Appeals for the Third Circuit issued an order on December 5, 2012 dismissing the appeal of the final appellant for failure to file a timely brief.

In connection with the previously disclosed tag-along actions that have been consolidated with the Multi-District Litigation, a scheduling order was entered by the magistrate judge on April 30, 2012 that sets, among other things, a deadline of January 22, 2013 for the close of fact discovery in those cases.

Refer to Note 11 - Contingencies for additional disclosures about legal proceedings.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                              UNAUDITED PRO FORMA
                           CONDENSED FINANCIAL DATA
                            AS OF DECEMBER 31, 2011

On December 31, 2012, American General Life Insurance Company of Delaware ("AGD"), American General Assurance Company ("AGAC"), American General Life and Accident ("AGLA"), Western National Life Insurance Company ("WNL"), SunAmerica Annuity and Life Assurance Company ("SAAL") and SunAmerica Life Insurance Company ("SALIC") (collectively the "Merged Entities") will merge with and into American General Life Insurance Company ("AGL") (the "Merger"). AGL, AGD, AGLA and WNL are wholly-owned subsidiaries of AGC Life Insurance Company ("AGC Life"), AGAC and SALIC are wholly-owned subsidiaries of SunAmerica Financial Group, Inc. and SAAL is a wholly-owned subsidiary of SALIC. The ultimate parent of all entities is American International Group, Inc. ("AIG"). Also on
December 31, 2012, the ownership of The Variable Annuity Life Insurance Company ("VALIC") will be transferred from AGL to AGC Life. The primary purpose of the Merger is to reduce costs, complexity and regulatory requirements by reducing the number of separate legal entities.

The following tables set forth certain unaudited pro forma condensed financial data of AGL, and are based on the historical financial data prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") of AGL and the Merged Entities. The Unaudited Pro Forma Condensed Financial Statements of AGL have been prepared assuming the proposed Merger is accounted for as a transaction between entities under common control and give effect to the proposed Merger by combining AGL's and the Merged Entities' results of operations as if AGL and the Merged Entities had been combined since inception. Assets and liabilities transferred between entities under common control are accounted for at historical cost.

The unaudited pro forma information set forth below is not necessarily indicative of the results that actually would have been achieved had the transaction been consummated as of the aforementioned date, or that may be achieved in the future. The accompanying Unaudited Pro Forma Condensed Financial Statements should be read in conjunction with the historical financial statements of AGL and the Merged Entities.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

                                                                                                December 31, 2011
                                                         ----------------------------------------------------------------------
                                                                                                                   VALIC
                                                           AGL      AGD    AGAC    AGLA     WNL     SALIC   Deconsolidation (a)
                                                         -------- ------  -----  -------  -------  -------  -------------------
                                                                                         (In Millions, except share data)
ASSETS
Investments:
 Fixed maturity securities, available for sale, at fair
   value................................................ $ 67,802 $6,329  $ 148  $ 8,650  $41,327  $ 9,726       $(34,328)
 Fixed maturity securities, trading, at fair value......      509     52     --       58      460      150           (276)
 Hybrid securities, at fair value.......................       25     22     --        9      131       24            (25)
 Equity securities, available for sale, at fair
   value................................................       69     11      5       22       61       34            (47)
 Mortgage and other loans receivable....................    6,282    454     --      956    2,695    1,951         (3,912)
 Policy loans...........................................    1,718    235     --      417       32      140           (901)
 Investment real estate.................................      166     18     --        6      119      103            (88)
 Partnerships and other invested assets.................    3,418    157      1      247    2,460    2,662         (2,183)
 Aircraft...............................................      540     --     --       --      555       --             --
 Short-term investments.................................      622     98      9       62      532    2,058           (287)
 Derivative assets, at fair value.......................       64      1     --       --       33      603            (29)
                                                         -------- ------  -----  -------  -------  -------       --------
Total investments.......................................   81,215  7,377    163   10,427   48,405   17,451        (42,076)
Cash....................................................      144      2     --       18       11      365           (136)
Restricted cash.........................................       44     --     --       --       49        2             --
Reinsurance receivables.................................    1,084     81     40       63       --      574             --
Deferred policy acquisition costs and value of
  business acquired.....................................    5,163    108     --      628    1,239      434         (1,736)
Deferred sales inducements..............................      221     --     --       --      380      117           (178)
Income taxes receivable.................................       --     --      1       --       70       --             --
Deferred tax asset......................................       --     --     --       --       --      422             --
Other assets............................................    1,271     88     20      228      469      502           (329)
Separate account assets, at fair value..................   26,061  2,174     --       --       60   21,039        (24,231)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL ASSETS                                             $115,203 $9,830  $ 224  $11,364  $50,683  $40,906       $(68,686)
                                                         ======== ======  =====  =======  =======  =======       ========
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
 Future policy benefits................................. $ 16,726 $3,024  $  90  $ 4,558  $ 2,992  $   772       $    (23)
 Policyholder contract deposits.........................   50,253  3,434      1    3,128   40,040   13,795        (36,205)
 Policy claims and benefits payable.....................      483    100     14      211        3       11             --
 Other policyholders' funds.............................    1,905     29      5       86       --        1             --
 Income taxes payable...................................    2,540     33     --       12       --      153           (148)
 Deferred income taxes payable..........................       --     --     (8)     467      313       --           (884)
 Derivative liabilities, at fair value..................       39      5     --        2       --      698            (27)
 Other liabilities......................................    1,163     63      9      139      762    1,014           (225)
 Separate account liabilities...........................   26,061  2,174     --       --       60   21,039        (24,231)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL LIABILITIES                                          99,170  8,862    111    8,603   44,170   37,483        (61,743)
                                                         -------- ------  -----  -------  -------  -------       --------
AGL SHAREHOLDER'S EQUITY:
 Preferred stock, $ 100 par value, 8,500 shares
   authorized, issued and outstanding...................        1     --     --       --       --       --             --
 Common stock, $10 par value, 600,000 shares
   authorized, issued and outstanding...................        6      5      3       79        3        6             --
 Additional paid-in capital.............................   12,896  1,005    223    3,358   11,940    4,854         (6,248)
 Retained earnings (Accumulated deficit)................       --   (236)  (119)  (1,324)  (6,326)  (1,532)           504
 Accumulated other comprehensive income.................    3,026    194      6      648      757       95         (1,096)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL AGL SHAREHOLDER'S EQUITY                             15,929    968    113    2,761    6,374    3,423         (6,840)
                                                         -------- ------  -----  -------  -------  -------       --------
NONCONTROLLING INTERESTS                                      104     --     --       --      139       --           (103)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL EQUITY                                               16,033    968    113    2,761    6,513    3,423         (6,943)
                                                         -------- ------  -----  -------  -------  -------       --------
TOTAL LIABILITIES AND EQUITY                             $115,203 $9,830  $ 224  $11,364  $50,683  $40,906       $(68,686)
                                                         ======== ======  =====  =======  =======  =======       ========

                                                         -------------------------
                                                           Pro Forma     Pro Forma
                                                          Adjustments    Combined
                                                         -----------     ---------

ASSETS
Investments:
 Fixed maturity securities, available for sale, at fair
   value................................................   $   (69)(c)   $ 99,585
 Fixed maturity securities, trading, at fair value......        --            953
 Hybrid securities, at fair value.......................        --            186
 Equity securities, available for sale, at fair
   value................................................        --            155
 Mortgage and other loans receivable....................        --          8,426
 Policy loans...........................................         1(c)       1,642
 Investment real estate.................................        (1)(c)        323
 Partnerships and other invested assets.................       (26)(c)      6,736
 Aircraft...............................................        --          1,095
 Short-term investments.................................        --          3,094
 Derivative assets, at fair value.......................        --            672
                                                           -------       --------
Total investments.......................................       (95)       122,867
Cash....................................................        --            404
Restricted cash.........................................        --             95
Reinsurance receivables.................................        --          1,842
Deferred policy acquisition costs and value of
  business acquired.....................................      (741)(b)      5,095
Deferred sales inducements..............................        15(b)         555
Income taxes receivable.................................       (71)(c)         --
Deferred tax asset......................................      (422)(b,c)       --
Other assets............................................      (191)(c)      2,058
Separate account assets, at fair value..................        --         25,103
                                                           -------       --------
TOTAL ASSETS                                               $(1,505)      $158,019
                                                           =======       ========
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
 Future policy benefits.................................   $     9(c)    $ 28,148
 Policyholder contract deposits.........................        (1)(c)     74,445
 Policy claims and benefits payable.....................        (1)(c)        821
 Other policyholders' funds.............................        --          2,026
 Income taxes payable...................................    (2,565)(c)         25
 Deferred income taxes payable..........................     1,819(b,c)     1,707
 Derivative liabilities, at fair value..................        --            717
 Other liabilities......................................       (15)(c)      2,910
 Separate account liabilities...........................        --         25,103
                                                           -------       --------
TOTAL LIABILITIES                                             (754)       135,902
                                                           -------       --------
AGL SHAREHOLDER'S EQUITY:
 Preferred stock, $ 100 par value, 8,500 shares
   authorized, issued and outstanding...................        --              1
 Common stock, $10 par value, 600,000 shares
   authorized, issued and outstanding...................       (96)(c)          6
 Additional paid-in capital.............................      (778)(c)     27,250
 Retained earnings (Accumulated deficit)................        22(b,c)    (9,011)
 Accumulated other comprehensive income.................        81(b,c)     3,711
                                                           -------       --------
TOTAL AGL SHAREHOLDER'S EQUITY                                (771)        21,957
                                                           -------       --------
NONCONTROLLING INTERESTS                                        20(c)         160
                                                           -------       --------
TOTAL EQUITY                                                  (751)        22,117
                                                           -------       --------
TOTAL LIABILITIES AND EQUITY                               $(1,505)      $158,019
                                                           =======       ========

  See Notes to Unaudited Pro Forma Condensed Financial Statements on page 7.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
           UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS)

                                                                                For the year ended December 31, 2011
                                                        --------------------------------------------------------------
                                                                                                          VALIC
                                                          AGL    AGD  AGAC  AGLA     WNL    SALIC  Deconsolidation (a)
                                                        ------  ----  ---- ------  ------  ------  -------------------
                                                                                            (In Millions)
REVENUES:
 Premiums and other considerations..................... $1,032  $112  $42  $  424  $   20  $  (14)       $    --
 Net investment income (loss)..........................  4,279   415   13     613   2,328     877         (2,164)
 Net realized investment gains (losses)................    396    31   --      44     (41)   (525)          (112)
 Insurance charges.....................................    895   108   --     286      20      64             (9)
 Other.................................................    778    37    2      (1)    111   1,465           (422)
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL REVENUES.........................................  7,380   703   57   1,366   2,438   1,867         (2,707)
                                                        ------  ----  ---  ------  ------  ------        -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................  2,561   373   24     616     301      95             (6)
 Interest credited on policyholder contract deposits...  1,856   150   --     132   1,426     468         (1,279)
 Amortization of deferred policy acquisition costs.....    608    12   --     115     378     232           (269)
 Amortization of deferred sales inducements............     23    --   --       3     126      64            (17)
 General and administrative expenses, net of deferrals.    517    76    7     194     146     644           (183)
 Commissions, net of deferrals.........................    159    28   17      71      16     541            (81)
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL BENEFITS AND EXPENSES............................  5,724   639   48   1,131   2,393   2,044         (1,835)
                                                        ------  ----  ---  ------  ------  ------        -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......  1,656    64    9     235      45    (177)          (872)

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................   (196)   22    4      35    (266)    100            153
 Deferred..............................................    198    53   (1)     16     (90)   (305)            30
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................      2    75    3      51    (356)   (205)           183
                                                        ------  ----  ---  ------  ------  ------        -------
NET INCOME (LOSS)......................................  1,654   (11)   6     184     401      28         (1,055)

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................    (29)   --   --      --     (21)     --             29
                                                        ------  ----  ---  ------  ------  ------        -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL.................. $1,683  $(11) $ 6  $  184  $  422  $   28        $(1,084)
                                                        ======  ====  ===  ======  ======  ======        =======

                                                        ----------------------
                                                         Pro Forma   Pro Forma
                                                        Adjustments  Combined
                                                        -----------  ---------

REVENUES:
 Premiums and other considerations.....................    $ (1)(c)   $ 1,615
 Net investment income (loss)..........................      79(c)      6,440
 Net realized investment gains (losses)................     (11)(c)      (218)
 Insurance charges.....................................       1(c)      1,365
 Other.................................................      --         1,970
                                                           ----       -------
TOTAL REVENUES.........................................      68        11,172
                                                           ----       -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................       1(c)      3,965
 Interest credited on policyholder contract deposits...       1(c)      2,754
 Amortization of deferred policy acquisition costs.....     (94)(b)       982
 Amortization of deferred sales inducements............       6(b)        205
 General and administrative expenses, net of deferrals.     127(b,c)    1,528
 Commissions, net of deferrals.........................       7(b,c)      758
                                                           ----       -------
TOTAL BENEFITS AND EXPENSES............................      48        10,192
                                                           ----       -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......      20           980

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................       1(c)       (147)
 Deferred..............................................     (18)(c)      (117)
                                                           ----       -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................     (17)         (264)
                                                           ----       -------
NET INCOME (LOSS)......................................      37         1,244

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................     (14)(c)       (35)
                                                           ----       -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL..................    $ 51       $ 1,279
                                                           ====       =======

  See Notes to Unaudited Pro Forma Condensed Financial Statements on page 7.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
     UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS) (Continued)

                                                                                 For the year ended December 31, 2010
                                                        --------------------------------------------------------------
                                                                                                          VALIC
                                                          AGL    AGD  AGAC  AGLA     WNL    SALIC  Deconsolidation (a)
                                                        ------  ----  ---- ------  ------  ------  -------------------
                                                                                            (In Millions)
REVENUES:
 Premiums and other considerations..................... $1,029  $110  $58  $  438  $   14  $  (16)       $    --
 Net investment income (loss)..........................  4,589   485    9     692   2,604   1,081         (2,253)
 Net realized investment gains (losses)................   (170)   99    2      18      37    (596)           223
 Insurance charges.....................................    962   101   --     268      25      71            (11)
 Other.................................................    775    45    3       1     106   1,310           (380)
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL REVENUES.........................................  7,185   840   72   1,417   2,786   1,850         (2,421)
                                                        ------  ----  ---  ------  ------  ------        -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................  2,419   338   22     522      31       5             (7)
 Interest credited on policyholder contract deposits...  1,860   159   --     131   1,471     526         (1,271)
 Amortization of deferred policy acquisition costs.....    642     6    1     142     218     201           (102)
 Amortization of deferred sales inducements............     17    --   --       4      94      75             (8)
 General and administrative expenses, net of deferrals.    519    68   10     195     147     701           (167)
 Commissions, net of deferrals.........................    153    30   23      76      14     474            (79)
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL BENEFITS AND EXPENSES............................  5,610   601   56   1,070   1,975   1,982         (1,634)
                                                        ------  ----  ---  ------  ------  ------        -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......  1,575   239   16     347     811    (132)          (787)

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................    153    15    3     138     (75)   (109)          (141)
 Deferred..............................................   (561)  (79)   4     (72)   (341)   (386)           321
                                                        ------  ----  ---  ------  ------  ------        -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................   (408)  (64)   7      66    (416)   (495)           180
                                                        ------  ----  ---  ------  ------  ------        -------
NET INCOME (LOSS)......................................  1,983   303    9     281   1,227     363           (967)

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................      2    --   --      --      10      --             (2)
                                                        ------  ----  ---  ------  ------  ------        -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL.................. $1,981  $303  $ 9  $  281  $1,217  $  363        $  (965)
                                                        ======  ====  ===  ======  ======  ======        =======

                                                        -----------------------
                                                         Pro Forma    Pro Forma
                                                        Adjustments   Combined
                                                        -----------   ---------

REVENUES:
 Premiums and other considerations.....................    $  (1)(c)   $ 1,632
 Net investment income (loss)..........................        6(c)      7,213
 Net realized investment gains (losses)................      (17)(c)      (404)
 Insurance charges.....................................       --         1,416
 Other.................................................       (1)(c)     1,859
                                                           -----       -------
TOTAL REVENUES.........................................      (13)       11,716
                                                           -----       -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................       (1)(c)     3,329
 Interest credited on policyholder contract deposits...       (1)(c)     2,875
 Amortization of deferred policy acquisition costs.....     (116)(b)       992
 Amortization of deferred sales inducements............       (3)(b)       179
 General and administrative expenses, net of deferrals.      106(b,c)    1,579
 Commissions, net of deferrals.........................        8(b,c)      699
                                                           -----       -------
TOTAL BENEFITS AND EXPENSES............................       (7)        9,653
                                                           -----       -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......       (6)        2,063

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................        1(c)        (15)
 Deferred..............................................        1(c)     (1,113)
                                                           -----       -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................        2        (1,128)
                                                           -----       -------
NET INCOME (LOSS)......................................       (8)        3,191

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................       (3)(c)         7
                                                           -----       -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL..................    $  (5)      $ 3,184
                                                           =====       =======

  See Notes to Unaudited Pro Forma Condensed Financial Statements on page 7.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
     UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS) (Continued)

                                                                                 For the year ended December 31, 2009
                                                        -----------------------------------------------------------------
                                                                                                             VALIC
                                                          AGL     AGD  AGAC  AGLA     WNL     SALIC   Deconsolidation (a)
                                                        -------  ----  ---- ------  -------  -------  -------------------
                                                                                             (In Millions)
REVENUES:
 Premiums and other considerations..................... $ 1,038  $111  $67  $  463  $    12  $    (9)       $    --
 Net investment income (loss)..........................   3,841   484   11     621    2,520      866         (2,022)
 Net realized investment gains (losses)................  (1,258)  (30)  (2)    (80)  (1,094)    (463)           906
 Insurance charges.....................................   1,067    98   --     263       73       51             --
 Other.................................................     585    27    3       1      108    1,245           (341)
                                                        -------  ----  ---  ------  -------  -------        -------
TOTAL REVENUES.........................................   5,273   690   79   1,268    1,619    1,690         (1,457)
                                                        -------  ----  ---  ------  -------  -------        -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................   2,210   361   20     528       18       64            (12)
 Interest credited on policyholder contract deposits...   1,843   160   --     128    1,529      758         (1,274)
 Amortization of deferred policy acquisition costs.....     517    15    2     120      314      464            (94)
 Amortization of deferred sales inducements............      13    --   --       3      108       25             (3)
 General and administrative expenses, net of deferrals.     535    72   11     203      184      695           (168)
 Commissions, net of deferrals.........................     150    23   30      71       22      472            (82)
                                                        -------  ----  ---  ------  -------  -------        -------
TOTAL BENEFITS AND EXPENSES............................   5,268   631   63   1,053    2,175    2,478         (1,633)
                                                        -------  ----  ---  ------  -------  -------        -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......       5    59   16     215     (556)    (788)           176

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................     (14)   57    4     120       (2)    (433)           (49) (c)
 Deferred..............................................     205   (83)  14      61      (63)   1,810            (27) (c)
                                                        -------  ----  ---  ------  -------  -------        -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................     191   (26)  18     181      (65)   1,377            (76)
                                                        -------  ----  ---  ------  -------  -------        -------
NET INCOME (LOSS)......................................    (186)   85   (2)     34     (491)  (2,165)           252

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................      (6)   --   --      --       (3)      --             --
                                                        -------  ----  ---  ------  -------  -------        -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL.................. $  (180) $ 85  $(2) $   34  $  (488) $(2,165)       $   252
                                                        =======  ====  ===  ======  =======  =======        =======

                                                        ---------------------
                                                         Pro Forma  Pro Forma
                                                        Adjustments Combined
                                                        ----------- ---------

REVENUES:
 Premiums and other considerations.....................    $ --      $ 1,682
 Net investment income (loss)..........................      --        6,321
 Net realized investment gains (losses)................      (6)(c)   (2,027)
 Insurance charges.....................................      --        1,552
 Other.................................................      --        1,628
                                                           ----      -------
TOTAL REVENUES.........................................      (6)       9,156
                                                           ----      -------
BENEFITS AND EXPENSES:
 Policyholder benefits.................................      --        3,189
 Interest credited on policyholder contract deposits...      --        3,144
 Amortization of deferred policy acquisition costs.....      35(b)     1,373
 Amortization of deferred sales inducements............      --          146
 General and administrative expenses, net of deferrals.      --        1,532
 Commissions, net of deferrals.........................      --          686
                                                           ----      -------
TOTAL BENEFITS AND EXPENSES............................      35       10,070
                                                           ----      -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)......     (41)        (914)

INCOME TAX EXPENSE (BENEFIT):
 Current...............................................     (13)(c)     (330)
 Deferred..............................................      --        1,917
                                                           ----      -------
TOTAL INCOME TAX EXPENSE (BENEFIT).....................     (13)       1,587
                                                           ----      -------
NET INCOME (LOSS)......................................     (28)      (2,501)

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING
  INTERESTS............................................       2(c)        (7)
                                                           ----      -------
NET INCOME (LOSS) ATTRIBUTABLE TO AGL..................    $(30)     $(2,494)
                                                           ====      =======

  See Notes to Unaudited Pro Forma Condensed Financial Statements on page 7.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
          NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

1. GENERAL

The following notes set forth the assumptions used in preparing the Unaudited Pro Forma Condensed Financial Statements. The pro forma adjustments are based on estimates made by AGL's management using information currently available.

2. PRO FORMA ADJUSTMENTS

The adjustments to the accompanying Unaudited Pro Forma Condensed Balance Sheet are described below:

    (a)Deconsolidation of VALIC from AGL. Impact on total assets $(68,686) million; total liabilities $(61,743) million; equity $(6,943) million.

    (b)Deferred policy acquisition cost adjustments per the adoption of the Financial Accounting Standards Board ("FASB") Accounting Standard Update ("ASU") ASU 2010-26 on January 1, 2012. Impact on total assets $(467) million; total liabilities $5 million; equity $(472) million.

    (c)Various consolidation adjustments, primarily:

       . Castle 2003-1 Trust and Castle 2003-2 Trust consolidation / elimination adjustments to re-compute the controlling/noncontrolling interests from the deconsolidation of VALIC and merging of WNL.

       .  Intercompany elimination entries.

       . Common stock to additional paid in capital ("APIC") reclasses to cancel the common stock of the Merged Entities.

       .  Current and deferred tax asset / liability reclasses.

       . Impact of various consolidation adjustments on total assets $(1,038) million; total liabilities $(759) million; equity $(279) million.

The adjustments to the accompanying Unaudited Pro Forma Condensed Statements of Income (Loss) are described below:

    (a)Deconsolidation of VALIC from AGL. Impact on income (loss) before income tax expense (benefit):

           .  2011 - $(872) million

           .  2010 - $(787) million

           .  2009 - $176 million

    (b)Deferred policy acquisition cost adjustments per the adoption of FASB ASU 2010-26 on January 1, 2012. Impact on income (loss) before income tax expense (benefit):

           .  2011 - $(48) million

           .  2010 - $3 million

           .  2009 - $(35) million

    (c)Various consolidation adjustments, primarily:

       . Castle 2003-1 Trust, Castle 2003-2 Trust and intercompany elimination adjustments. Impact on income (loss) before income tax expense (benefit):

           .  2011 - $68 million

           .  2010 - $(9) million

           .  2009 - $(6) million

       .  Income tax expense (benefit) adjustments.

                           PART C -- OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements


The following financial statements are incorporated by reference or included herein, as indicated below, to this Registration Statement:



- Audited Financial Statements of Variable Annuity Account Five of SunAmerica Annuity and Life Assurance Company for the year ended April 30, 2012 are included in Part B of the registration statement.



- Audited Consolidated Financial Statements of SunAmerica Annuity and Life Assurance Company for the years ended December 31, 2011, 2010 and 2009 are incorporated by reference to Post-Effective Amendment No. 11 to Form N-4 Registration Statement (File Nos. 333-157199) of Variable Separate Account filed on April 26, 2012.



- Audited Statutory Financial Statements of American General Assurance Company for the years ended December 31, 2011 and 2010 are incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 333-185762) of Variable Separate Account filed on January 2, 2013.



- Audited Statutory Financial Statements of American General Life and Accident Insurance Company for the years ended December 31, 2011 and 2010 are incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 333-185762) of Variable Separate Account filed on January 2, 2013.



- Audited Financial Statements of American General Life Insurance Company of Delaware for the years ended December 31, 2011, 2010 and 2009 are incorporated by reference to Post-Effective Amendment No. 27 to Form N-6 Registration Statement (File No. 333-34199) of American General Life Insurance Company of Delaware Separate Account II filed on April 30, 2012.



- Audited Statutory Financial Statements of SunAmerica Life Insurance Company for the years ended December 31, 2011 and 2010 are incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 333-185762) of Variable Separate Account filed on January 2, 2013.



- Audited Consolidated Financial Statements of Western National Life Insurance Company for the years ended December 31, 2011, 2010 and 2009 are incorporated by reference to Post-Effective Amendment No. 26 to Form N-4 Registration Statement (File No. 033-86464) of AG Separate Account A filed on April 30, 2012.



- Audited Consolidated Financial Statements of American General Life Insurance Company for the years ended December 31, 2011, 2010 and 2009 are incorporated by reference to Post-Effective Amendment No. 4 to Form N-6 Registration Statement (File No. 333-151576) of American General Life Insurance Company Separate Account VL-R filed on April 30, 2012.



- Audited Statutory Financial Statements of American Home Assurance Company for the years ended December 31, 2011 and 2010 are included in Part B of the registration statement.



- Unaudited Pro Forma Condensed Financial Data of American General Life Insurance Company as of December 31, 2011 is included in Part B of the registration statement.


(b) Exhibits


(1)   Resolutions Establishing Separate Account.................................    2
(2)   Custody Agreements........................................................    Not Applicable
(3)   (a)  Form of Distribution Contract........................................    2
      (b)  Selling Agreement....................................................    19
(4)   (a)  Variable Annuity Contract............................................    5
      (b)  Endorsement..........................................................    3
      (c)  Endorsement..........................................................    5
      (d)  Guaranteed Minimum Account Value Endorsement.........................    6
      (e)  Guaranteed Minimum Withdrawal Benefit Endorsement....................    7
      (f)  Death Benefit Endorsement............................................    8
      (g)  Purchase Payment Accumulation Optional Death Benefit Endorsement.....    8
      (h)  Maximum Anniversary Value Optional Death Benefit Endorsement.........    8
      (i)  Nursing Home Waiver Endorsement......................................    8
      (j)  Optional Guaranteed Minimum Withdrawal Benefit Maximum Anniversary
           Value Endorsement....................................................    11
      (k)  Optional Guaranteed Minimum Withdrawal Benefit Maximum Anniversary
           Value Endorsement....................................................    13
      (l)  Optional Guaranteed Minimum Withdrawal Benefit For One Life/For Two
           Lives Endorsement....................................................    13
      (m)  Form of Extended Legacy Program Guide................................    17

(5)   (a)  Application for Contract.............................................    2
      (b)  Application for Contract.............................................    5
      (c)  Participant Enrollment Form..........................................    3
      (d)  Merger Endorsement...................................................    19
(6)   Corporate Documents of Depositor
      (a)  Amended and Restated Articles of Incorporation of American General
           Life Insurance Company, effective December 31, 1991..................    1
      (b)  Amendment to the Amended and Restated Articles of Incorporation of
           American General Life Insurance Company, effective July 13, 1995.....    4
      (c)  By-Laws of American General Life Insurance Company, restated as of
           June 8, 2005.........................................................    9
(7)   Reinsurance Contract......................................................    Not Applicable
(8)   Material Contracts
      (a)  American Funds Insurance Series and SunAmerica Series Trust Master-
           Feeder Fund Participation Agreement..................................    15
      (b)  Fidelity Variable Insurance Products Trust Fund Participation
           Agreement............................................................    16
      (c)  T. Rowe Price Equity Series, Inc. Fund Participation Agreement.......    16
      (d)  Form of Consents to Assignment of Fund Participation and other
           Agreements...........................................................    19
(9)   (a)  Opinion of Counsel and Consent of Depositor..........................    Filed Herewith
      (b)  Opinion of Counsel and Consent of Sullivan & Cromwell LLP, Counsel to
           American Home Assurance Company......................................    12
(10)  Consents..................................................................    Filed Herewith
(11)  Financial Statements Omitted from Item 23.................................    Not Applicable
(12)  Initial Capitalization Agreement..........................................    Not Applicable
(13)  Other
      (a)  Power of Attorney
           (i) American General Life Insurance Company Directors................    Not Applicable
           (ii) American Home Assurance Company Directors.......................    Filed Herewith
      (b)  General Guarantee Agreement by American Home Assurance Company.......    10
      (c)  Notice of Termination of Guarantee as Published in the Wall Street
           Journal on November 24, 2006.........................................    14
      (d)  Notice of Termination of Support Agreement...........................    17
      (e)  Unconditional Capital Maintenance Agreement between American
           International Group, Inc. and American General Life Insurance
           Company..............................................................    18
      (f)  Specimen Form of Agreement and Plan of Merger........................    19



--------


1 Incorporated by reference to Initial Registration Statement, File No. 033-43390 of American General Life Insurance Company Separate Account D, filed on October 16, 1991.



2 Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No. 1, File Nos. 333-08859 and 811-07727, filed on March 11, 1997, Accession No. 0000912057-97-008516.



3 Incorporated by reference to Post-Effective Amendment No. 2 and Amendment No. 3, File Nos. 333-08859 and 811-07727, filed on July 27, 1998, Accession No. 0001047469-98-028410.



4 Incorporated by reference to Pre-Effective Amendment No. 3 to Form S-6 Registration Statement, File No. 333-53909, of American General Life Insurance Company Separate Account VL-R, filed on August 19, 1998, Accession No. 0000899243-98-001661.



5 Incorporated by reference to Post-Effective Amendment No. 9, File No. 333-08877, filed on September 25, 2000, Accession No. 0000912057-00-042501.



6 Incorporated by reference to Post-Effective Amendment No. 10 and Amendment No. 12, File Nos. 333-58234 and 811-03859, filed on April 16, 2004, Accession No. 0000950148-04-000752.



7 Incorporated by reference to Post-Effective Amendment No. 25 and Amendment No. 26, File Nos. 333-08859 and 811-07727, filed on May 21, 2004, Accession
   No. 0000950148-04-000953.



8 Incorporated by reference Post-Effective Amendment No. 26 and Amendment No. 27, File Nos. 333-08859 and 811-07727, filed on July 20, 2004, Accession No. 0000950129-04-005000.



9 Incorporated by reference to Post-Effective Amendment No. 11 and Amendment No. 46, File Nos. 333-43264 and 811-08561, of American General Life Insurance Company Separate Account VL-R, filed on August 12, 2005, Accession No. 0001193125-05-165474.



10 Incorporated by reference to Post-Effective Amendments No. 30 and Amendment
   No. 31, File Nos. 333-08859 and 811-07727, filed on August 29, 2005,
   Accession No. 0000950129-05-008797.



11 Incorporated by reference to Post-Effective Amendment No. 20 and Amendment
   No. 22, File Nos. 333-58234 and 811-03859, filed on September 20, 2005,
   Accession No. 0000950129-05-009343.

12 Incorporated by reference to Post Effective Amendment No. 18 and Amendment
   No. 22, File Nos. 333-67685 and 811-07727, filed on October 21, 2005,
   Accession No. 0000950134-05-019473.



13 Incorporated by reference to Post Effective Amendment No. 32 and Amendment
   No. 33, File Nos. 333-08859 and 811-07727, filed on May 1, 2006, Accession No. 0000950129-06-004661.



14 Incorporated by reference to Post Effective Amendment No. 16 and Amendment
   No. 17, File Nos. 333-66106 and 811-07727, filed on December 12, 2006,
   Accession No. 0000950124-06-007496.



15 Incorporated by reference to Post-Effective Amendment No. 2 and Amendment No.
   3, File Nos. 333-137892 and 811-03892, filed on April 26, 2007, Accession No. 0000950148-07-000101.





16 Incorporated by reference to Post-Effective Amendment No. 37 and Amendment
   No. 38, File Nos. 333-08859 and 811-07727, filed on August 27, 2008,
   Accession No. 0000950137-08-011159.



17 Incorporated by reference to Post-Effective Amendment No. 17 and Amendment
   No. 18, File Nos. 333-137867 and 811-03859, filed on April 27, 2011,
   Accession No. 0000950123-11-040070.



18 Incorporated by reference to Post-Effective Amendment No. 3 and Amendment No.
   149, File Nos. 333-151576 and 811-08561, of American General Life Insurance Company Separate Account VL-R, filed on May 2, 2011, Accession No. 0001193125-11-120309.



19 Incorporated by reference to Initial Registration Statement, File Nos. 333-
   185762 and 811-03859, filed on January 2, 2013, Accession No. 0000950123-12-
   014430.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR




The directors and principal officers of the Company are set forth below. The business address of each officer and director is 2929 Allen Parkway, Houston, Texas 77019, unless otherwise noted.



NAMES POSITIONS AND OFFICES HELD WITH DEPOSITOR
-----------------------------------------------
James A. Mallon                  Director, Acting Chairman, President and Chief
                                 Executive Officer
Curtis W. Olson(1)               President -- Benefit Solutions
Mary Jane B. Fortin              Director, Executive Vice President and Chief
                                 Financial Officer
Jeffrey H. Carlson(9)            Director, Executive Vice President
John B. Deremo                   Executive Vice President
Kyle L. Jennings(10)             Director, Executive Vice President, General
                                 Counsel and Secretary
Steven D. Anderson               Senior Vice President
Erik A. Baden                    Senior Vice President
Wayne A. Barnard                 Senior Vice President and Illustration Actuary
Robert M. Beuerlein(9)           Director, Senior Vice President and Chief and
                                 Appointed Actuary
David Butterfield(1)             Senior Vice President
Don W. Cummings                  Director, Senior Vice President
Terry B. Festervand              Senior Vice President and Treasurer
Brad J. Gabel(4)                 Senior Vice President, Chief Underwriter
John Gatesman                    Senior Vice President
David S. Jorgensen               Senior Vice President
Terry Keiper                     Senior Vice President
Frank A. Kophamel(9)             Senior Vice President
Glen D. Keller(9)                Senior Vice President
Stephen Kennedy(9)               Senior Vice President
Simon J. Leech(9)                Senior Vice President
Edmund D. McClure(9)             Senior Vice President
Richard D. McFarland(9)          Senior Vice President
Laura E. Milazzo(9)              Senior Vice President
Larry Nisenson                   Senior Vice President
John W. Penko(2)                 Senior Vice President
Rodney E. Rishel                 Senior Vice President
Sharon K. Roberson               Senior Vice President
Dale W. Sachtleben(3)            Senior Vice President
Stephen Stone                    Senior Vice President
Carol B. Whaley(1)               Senior Vice President
Chris N. Aiken(9)                Vice President
Chris Ayers(9)                   Vice President
Joan M. Bartel                   Vice President
Robert Beauchamp                 Vice President
Michael B. Boesen                Vice President
Laura J. Borowski(4)             Vice President
David R. Brady(11)               Vice President
Dan Chamberlain(9)               Vice President
Mark E. Childs(9)                Vice President
Robert M. Cicchi(9)              Vice President
Lawrence C. Cox                  Vice President
Julie Cotton Hearne              Vice President and Assistant Secretary
Timothy M. Donovan               Vice President
Jay Drucker                      Vice President
Farideh N. Farrokhi(9)           Vice President and Assistant Secretary

NAMES POSITIONS AND OFFICES HELD WITH DEPOSITOR
-----------------------------------------------
Royce Fithen(6)                  Vice President
Frederick J. Garland, Jr.        Vice President
Manda Ghaferi                    Vice President
Liza Glass(9)                    Vice President
Leo W. Grace                     Vice President and Assistant Secretary
Richard L. Gravette(9)           Vice President and Assistant Treasurer
Lori S. Guadagno(5)              Vice President
Daniel J. Gutenberger(9)         Vice President and Medical Director
Joel H. Hammer(8)                Vice President
D. Leigh Harrington(9)           Vice President
Tracy Harris                     Vice President
Michael S. Harrison              Vice President
Tim Heslin                       Vice President
Keith C. Honig(7)                Vice President
Stephen D. Howard(2)             Vice President
S. Caitlin Irby(9)               Vice President
Walter P. Irby                   Vice President
Sharla A. Jackson(6)             Vice President
Wesley E. Jarvis(1)              Vice President
Debra H. Kile(9)                 Vice President and Medical Director
Michael J. Krugel(4)             Vice President
Kenneth R. Kiefer                Vice President
Mel McFall(9)                    Vice President
Lochlan O. McNew                 Vice President and Investment Officer (handling
                                 private placement and commercial mortgage loans)
Gwendolyn J. Mallett(9)          Vice President
W. Larry Mask                    Vice President, Real Estate Investment Officer and
                                 Assistant Secretary
Beverly Meyer(4)                 Vice President
Candace A. Michael(9)            Vice President
Michael R. Murphy(4)             Vice President
David Napoli                     Vice President
Deanna D. Osmonson(1)            Vice President
Cathy A. Percival(9)             Vice President and Medical Director
Carin M. Phelan                  Vice President
Glenn H. Plotkin(4)              Vice President
Debbie Runge                     Vice President, Human Resources
Jeanise L. Ryser                 Vice President
Michael Sibley(2)                Vice President
T. Clay Spires                   Vice President and Tax Officer
Gregory R. Thornton(3)           Vice President
Cynthia Wieties                  Vice President
Jeffrey L. Winkelmann(4)         Vice President
Joann K. Brown                   Assistant Vice President
Dori A. Artis                    Administrative Officer
Wayne P. Arzberger               Administrative Officer
Brenda G. Esslinger              Administrative Officer
Beverly Farris                   Administrative Officer
Robin F. Farris                  Administrative Officer
Deborah G. Fewell                Administrative Officer

NAMES POSITIONS AND OFFICES HELD WITH DEPOSITOR
-----------------------------------------------
Maike M. George                  Administrative Officer
Brandy Harris                    Administrative Officer
Cassandra Hendricks              Administrative Officer
Stephen Johnson                  Administrative Officer
Donna Johnston                   Administrative Officer
Jalen V. Lohman                  Administrative Officer
Beverly Macias                   Administrative Officer
Jody Powers                      Administrative Officer
Donna J. Robertson               Administrative Officer
Phillip W. Schraub               Administrative Officer
Michael A. Sepanski              Administrative Officer
Marie M. Cerligione              Assistant Secretary
Keith Coleman                    Assistant Secretary
Jeffrey P. Conklin               Assistant Secretary
Debra L. Herzog                  Assistant Secretary
Virginia N. Puzon                Assistant Secretary
Mary Carmen Rodriguez            Assistant Secretary
Barbara J. Moore                 Assistant Tax Officer
William P. Hayes(10)             Chief Compliance Officer
Lesli K. Martin                  Anti Money Laundering Officer
Becky L. Strom                   Privacy Officer
Marc Herling                     General Counsel, Benefit Solutions and Assistant
                                 Secretary
Roger E. Hahn                    Investment Officer (Handling Strategic Investment
                                 Allocation and Asset/liability matching)



--------


  (1)  3600 Route 66, Neptune, NJ 07753



  (2)  Walnut Glen Tower, 8141 Walnut Hill Lane, Dallas, TX 75231



  (3)  3051 Hollis Drive, Springfield, IL 62704



  (4)  1200 N. Mayfair Road, Milwaukee, WI 53226



  (5)  599 Lexington Avenue, New York, N 10022



  (6)  205 E. 10th Avenue, Amarillo, TX 79101



  (7)  1 SunAmerica Center, 1999 Avenue of the Stars, Los Angeles, CA 90067



  (8)  32 Old Slip, New York, NY 10005



  (9)  2727-A Allen Parkway, Houston, TX 77019



  (10) 2919 Allen Parkway, Houston, TX 77019



  (11) 200 Liberty Street, New York, NY 10281


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT


The Registrant is a separate account of American General Life Insurance Company ("Depositor"). The Depositor is an indirect, wholly owned subsidiary of American International Group, Inc. An organizational chart for American International Group, Inc. can be found as Exhibit 21 in American International Group, Inc.'s Form 10-K, SEC File No. 001-08787, Accession No. 0001047469-11-001369, filed on
February 23, 2012. Exhibit 21 is incorporated herein by reference.


ITEM 27.  NUMBER OF CONTRACT OWNERS


As of November 30, 2012, the number of Seasons Select II contracts funded by Variable Annuity Account Five was 16,490 of which 9,831 were qualified contracts and 6,659 were non-qualified contracts.


ITEM 28.  INDEMNIFICATION




Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



AMERICAN GENERAL LIFE INSURANCE COMPANY



To the full extent authorized by law, the corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding, whether criminal or civil, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or serves or served in any capacity in any other corporation at the request of the corporation. Nothing contained herein shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.


ITEM 29.  PRINCIPAL UNDERWRITER

(a) SunAmerica Capital Services, Inc. acts as distributor for the following investment companies:


    American General Life Insurance Company -- Variable Separate Account


    American General Life Insurance Company -- Variable Annuity Account One


    American General Life Insurance Company -- Variable Annuity Account Two


    American General Life Insurance Company -- Variable Annuity Account Four


    American General Life Insurance Company -- Variable Annuity Account Five


    American General Life Insurance Company -- Variable Annuity Account Seven


    American General Life Insurance Company -- Variable Annuity Account Nine

    The United States Life Insurance Company in the City of New York -- FS Variable Separate Account
    The United States Life Insurance Company in the City of New York -- FS Variable Annuity Account One
    The United States Life Insurance Company in the City of New York -- FS Variable Annuity Account Two
    The United States Life Insurance Company in the City of New York -- FS Variable Annuity Account Five
    Anchor Series Trust

    Seasons Series Trust

    SunAmerica Series Trust
    SunAmerica Equity Funds
    SunAmerica Income Funds

    SunAmerica Series, Inc.

    SunAmerica Money Market Funds, Inc.
    SunAmerica Senior Floating Rate Fund, Inc.

    SunAmerica Specialty Series


(b) Directors, Officers and principal place of business:


OFFICER/DIRECTORS*                               POSITION
------------------                               --------
Peter A. Harbeck            Director
James T. Nichols            Director, President & Chief Executive Officer
Stephen A. Maginn(1)        Director, Chief Distribution Officer
Frank Curran                Vice President, Controller, Financial Operation
                            Principal and Chief Financial Officer, Treasurer
Rebecca Snider              Chief Compliance Officer
John T. Genoy               Vice President
Mallary L. Reznik(2)        Vice President
Christine A. Nixon(2)       Secretary
Virginia N. Puzon(2)        Assistant Secretary



     --------

      * Unless otherwise indicated, the principal business address of SunAmerica Capital Services, Inc. and of each of the above individuals is Harborside Financial Center, 3200 Plaza 5, Jersey City, New Jersey 07311.

     (1) Principal business address is 21650 Oxnard Street, Suite 750, Woodland Hills, CA 91367-4901.


     (2) Principal business address is 1999 Avenue of the Stars, Los Angeles, California 90067-6121.


(c) SunAmerica Capital Services, Inc. retains no compensation or commissions from the Registrant.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS


All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of American General Life Insurance Company at its principal executive office located at 2727-A Allen Parkway,

Houston, Texas 77019-2191 or at American General Life Insurance Company's Annuity Service Center located at 21650 Oxnard Street, Suite 750, Woodland Hills, California 91367-4901.


ITEM 31.  MANAGEMENT SERVICES

Not Applicable.

ITEM 32.  UNDERTAKINGS




Undertakings of the Registrant

------------------------------


Registrant undertakes to: (a) file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; (b) include either (1) as part of any application to purchase a contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the Applicant can remove to send for a Statement of Additional Information; and (c) deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.



Undertakings of the Depositor Regarding Guarantor

-------------------------------------------------


During any time there are insurance obligations outstanding and covered by the guarantee issued by American Home Assurance Company ("American Home Guarantee Period") , filed as an exhibit to this Registration Statement (the "American Home Guarantee"), the Depositor hereby undertakes to provide notice to policy owners covered by the American Home Guarantee promptly after the happening of significant events related to the American Home Guarantee.



These significant events include: (i) termination of the American Home Guarantee that has a material adverse effect on the policy owner's rights under the American Home Guarantee; (ii) a default under the American Home Guarantee that has a material adverse effect on the policy owner's rights under the American Home Guarantee; or (iii) the insolvency of American Home Assurance Company ("American Home").



Depositor hereby undertakes during the American Home Guarantee Period to cause Registrant to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the current annual audited statutory financial statements of American Home in the Registration Statement are updated to be as of a date not more than 16 months prior to the effective date of this Registration Statement, and to cause Registrant to include as an exhibit to this Registration Statement the consent of the independent auditors of American Home regarding such financial statements.



During the American Home Guarantee Period, the Depositor hereby undertakes to include in the prospectus to policy owners, an offer to supply the Statement of Additional Information which shall contain the annual audited statutory financial statements of American Home, free of charge upon a policy owner's request.


As of December 29, 2006 at 4:00 p.m. Eastern Time (the "Point of Termination"), the American Home Guarantee was terminated for prospectively issued Contracts. The American Home Guarantee will not cover any Contracts with an issue date later than the Point of Termination. The American Home Guarantee will continue to cover Contracts with a date of issue earlier than the Point of Termination until all insurance obligations under such contracts are satisfied in full.


Effective as of 11:59 p.m. Eastern time, on December 31, 2012, SunAmerica Annuity and Life Assurance Company, an affiliate of American General Life Insurance Company, merged with and into American General Life Insurance Company. Texas law provides for the continuation of guarantees for contracts and certificates issued prior to a merger. Therefore, the American Home Guarantee will continue to cover Contracts with a date of issue earlier than the Point of Termination.



REPRESENTATION REGARDING THE REASONABLENESS OF AGGREGATE FEES AND CHARGES DEDUCTED UNDER THE CONTRACTS PURSUANT TO SECTION 26(e)(2)(A) OF THE INVESTMENT COMPANY ACT OF 1940



American General Life Insurance Company represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by American General Life Insurance Company.

                               POWERS OF ATTORNEY



Each person whose signature appears below hereby appoints Mary Jane B. Fortin, Manda Ghaferi, Steven A. Glover and David S. Jorgensen and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.



                                   SIGNATURES



As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Variable Annuity Account Five, has duly caused this Registration Statement to be signed on its behalf, in the City of Houston, and State of Texas on this 28th day of December, 2012.



                                        VARIABLE ANNUITY ACCOUNT FIVE
                                        (Registrant)



                                        By: AMERICAN GENERAL LIFE INSURANCE
                                            COMPANY
                                            (On behalf of the Registrant and
                                            itself)



                                        By: /s/ MARY JANE B. FORTIN
                                            ------------------------------------
                                            MARY JANE B. FORTIN
                                            EXECUTIVE VICE PRESIDENT AND
                                              CHIEF FINANCIAL OFFICER



As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons, on behalf of the Registrant and Depositor, in the capacities and on the dates indicated.




          SIGNATURE                             TITLE                          DATE
          ---------                             -----                          ----
/s/ JAMES A. MALLON              Director, Acting Chairman,              December 28, 2012
-----------------------------    President
JAMES A. MALLON                  and Chief Executive Officer


/s/ MARY JANE B. FORTIN          Director, Executive Vice President      December 28, 2012
-----------------------------    and Chief Financial Officer
MARY JANE B. FORTIN


/s/ DON W. CUMMINGS              Director and Senior Vice President      December 28, 2012
-----------------------------
DON W. CUMMINGS


/s/ ROBERT M. BEUERLEIN          Director                                December 28, 2012
-----------------------------
ROBERT M. BEUERLEIN


/s/ JEFFREY H. CARLSON           Director                                December 28, 2012
-----------------------------
JEFFREY H. CARLSON


/s/ KYLE L. JENNINGS             Director                                December 28, 2012
-----------------------------
KYLE L. JENNINGS

                                   SIGNATURES



American Home Assurance Company has caused this amended Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on the 28th day of December, 2012.



                                        AMERICAN HOME ASSURANCE COMPANY



                                        BY: /s/ SEAN T. LEONARD

                                            ------------------------------------

                                            SEAN T. LEONARD


                                            CHIEF FINANCIAL OFFICER AND SENIOR
                                            VICE PRESIDENT



This amended Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.





           SIGNATURE                             TITLE                          DATE
           ---------                             -----                          ----

*PETER D. HANCOCK                        Chairman and Director            December 28, 2012
------------------------------
PETER D. HANCOCK


*PETER J. EASTWOOD                      Director, President and          December 28, 2012
------------------------------          Chief Executive Officer
PETER J. EASTWOOD


*SEAN T. LEONARD                   Director, Chief Financial Officer     December 28, 2012
------------------------------         and Senior Vice President
SEAN T. LEONARD


*ALEXANDER R. BAUGH                             Director                 December 28, 2012
------------------------------
ALEXANDER R. BAUGH

*JAMES BRACKEN                                  Director                  December 28, 2012
------------------------------
JAMES BRACKEN


*JOHN Q. DOYLE                                  Director                 December 28, 2012
------------------------------
JOHN Q. DOYLE



*DAVID NEIL FIELDS                              Director                 December 28, 2012
------------------------------
DAVID NEIL FIELDS


*DAVID L. HERZOG                                Director                 December 28, 2012
------------------------------
DAVID L. HERZOG


                                                Director
------------------------------
MONIKA MARIA MACHON


*RALPH W. MUCERINO                              Director                 December 28, 2012
------------------------------
RALPH W. MUCERINO


                                                Director
------------------------------
SID SANKARAN


*CHRISTOPHER L. SPARRO                          Director                  December 28, 2012
------------------------------
CHRISTOPHER L. SPARRO


                                                Director
------------------------------
MARK TIMOTHY WILLIS


*BY:  /s/ SEAN T. LEONARD
      ------------------------
      SEAN T. LEONARD
      ATTORNEY-IN-FACT

                                  EXHIBIT INDEX


EXHIBIT NO.                                      DESCRIPTION
-----------                                      -----------
(9)(a)          Opinion of Counsel and Consent of Depositor
(10)            Consents
(13)(a)(ii)     Power of Attorney -- American Home Assurance Company Directors